Exhibit 99.2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14A
PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE
SECURITIES EXCHANGE ACT OF 1934
Filed by the Registrant ☒
Filed by a Party other than the Registrant  ☐
Check the appropriate box:
☒ Preliminary Proxy Statement
 ☐ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
 ☐ Definitive Proxy Statement
 ☐ Definitive Additional Materials
 ☐ Soliciting Material Pursuant to § 240.14a-12
Tilray, Inc.
(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement if other than the Registrant)
Payment of Filing Fee (check the appropriate box):
☐	No fee required.
☒	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.
	1.	Title of each class of securities to which transaction applies:
Class 2 Common Stock, $0.0001 par value per share (“Common Stock”)
	2.	Aggregate number of securities to which transaction applies:

The following number of shares of Common Stock the Registrant will be issuing upon completion of the proposed business combination with Aphria Inc., a corporation existing under the laws of the Province of Ontario (“Aphria”), pursuant to the terms of an Arrangement Agreement, dated December 15, 2020, as amended, by and among the Registrant and Aphria: 265,464,463 shares of Common Stock, 4,389,312 shares of Common Stock issuable upon the exercise of Aphria stock options to be assumed by the Registrant; 3,128,522 shares of Common Stock underlying restricted stock units of Aphria to be assumed by the Registrant; 290,582 shares of Common Stock underlying deferred stock units of Aphria to be assumed by the Registrant; and 6,053,153 shares of Common Stock issuable upon the exercise of Aphria warrants to be assumed by the Registrant.

	3.	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

Solely for the purpose of calculating the filing fee, the underlying value of the transaction was calculated by multiplying (x) 279,326,032, the aggregate number of securities to which the transaction applies, by (y) $31.08, representing the average of the high and low prices reported on the Nasdaq Global Select Market for a share of Common Stock on February 18, 2021.

	4.	Proposed maximum aggregate value of transaction:
$8,681,453,075
	5.	Total fee paid:
$947,147 In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, the filed fee was determined by multiplying $8,681,453,075 by .0001091.
☐	Fee paid previously with preliminary materials.
☐
Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	1.	Amount Previously Paid:

	2.	Form, Schedule or Registration Statement No.:

	3.	Filing Party:

	4.	Date Filed:

PRELIMINARY MATERIALS – SUBJECT TO COMPLETION
Information contained in this preliminary form of joint proxy statement/management information circular is not be complete and may have to be amended.

VOTE FOR THE BUSINESS COMBINATION OF APHRIA AND TILRAY TO CREATE THE
LARGEST GLOBAL CANNABIS COMPANY
[•], 2021
Dear Aphria Shareholders and Tilray Stockholders:
We are excited to invite you to attend the special meeting of shareholders (the “Aphria Meeting”) of Aphria Inc. (“Aphria”) and the special meeting of the stockholders (the “Tilray Meeting”) of Tilray Inc. (“Tilray”), both to be held on [•] to approve the proposed business combination between the two companies (the “Transaction”). The Aphria Meeting will take place via live audio webcast at www.virtualshareholdermeeting.com/APHA2021 on [•], 2021 at [•] (Eastern time) and the Tilray Meeting will take place via live audio webcast at www.virtualshareholdermeeting.com/TLRY2021SM, on [•], 2021 at [•] (Eastern time).
YOUR VOTE IS IMPORTANT. Whether or not you expect to attend the Aphria Meeting or the Tilray Meeting virtually, please submit your vote as soon as possible. We urge you to read the enclosed materials carefully and to promptly vote by following the instructions in the enclosed materials.
We thank you for your consideration and continued support.
Sincerely,
Irwin D. Simon Chief Executive Officer and Chair of the Board of Directors of Aphria Inc.	Brendan Kennedy President, Chief Executive Officer, and Chair of the Board of Directors of Tilray, Inc.

EXECUTIVE SUMMARY
TRANSACTION DETAILS
The transaction (the “Transaction”) is to be completed pursuant to an arrangement (the “Arrangement”) under the Business Corporations Act (Ontario). Under the terms of the Arrangement, shareholders of Aphria will receive 0.8381 of a share of Tilray common stock for each Aphria share held. Tilray stockholders will continue to hold their Tilray common stock, which will remain outstanding. Upon the completion of the Transaction, it is expected that the Exchange Ratio will result in shareholders of each of Aphria and of Tilray will own approximately 62% and 38%, respectively, of the post-closing outstanding Tilray common stock (on a fully diluted basis), assuming there is no change in the issued and outstanding Tilray share numbers prior to closing, resulting in the reverse acquisition of Tilray.
Following the completion of the Transaction, the resulting company of the Arrangement (the “Combined Company”) will operate under the Tilray corporate name with shares trading on the Nasdaq Global Select Market (“Nasdaq”) under the ticker symbol “TLRY”. In addition, Tilray currently expects to list the Tilray common stock on the Toronto Stock Exchange (“TSX”) at, or as soon as practicable following, the completion of the Transaction.
STRATEGIC RATIONALE
Each of Aphria’s and Tilray’s respective boards of directors RECOMMEND THAT YOU VOTE “FOR” THE TRANSACTION as the combination of the two companies is expected to unlock significant shareholder value as follows:
•
The combination of Aphria and Tilray will create the world’s largest global cannabis company with pro forma revenue of US$685 million (C$874 million) for the last 12 months as reported by each company prior to the date of the announcement of the Transaction on December 16, 2020, the highest in the global cannabis industry.

APHRIA + TILRAY:

LARGEST GLOBAL CANNABIS COMPANY BY REVENUE

LTM Revenue (CAD$ Millions) [1]

$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
$874 (2)
$842 (2)(3)
$602 (2)(4)
$581 (2)
$477
$441 (2)
$268
$261 (2)(5)
$255 (2)
$96
$87
aphria inc. + TILRAY
curaleaf
Trulieve
Green Thumb
CRESCO LABS
AURORA
Village
HARVEST
HEXO
ORGANIGRAM

Sources: Public filings.
Note: Showing select Canadian and U.S. companies.
(1) Based on public filings of the last twelve months of revenue reported by each company prior to the date of the announcement of the transaction.
(2) Net revenue converted using 0.7835 CAD/USD exchange ratio as of 12/11/20 per Capital IQ.
(3) Pro forma for the acquisitions of Acres Cannabis, Cura Partners, Arrow Alternative Care and GR Companies.
(4) Pro forma for the acquisitions of PurePenn and Solevo.
(5) Pro forma for owning 100% of Pure Sunfarms.

1

aphria inc. TILRAY

•
The Combined Company is expected to have the strategic footprint and operational scale necessary to compete more effectively in today’s consolidating cannabis market with a strong, flexible balance sheet, strong cash balance and access to capital which Aphria and Tilray believe will give it the ability to accelerate growth and deliver long-term sustainable value for stockholders.

i

The demand of the Combined Company will be supported by low-cost state-of-the-art cultivation, processing, and manufacturing facilities, and it will have a complete portfolio of branded cannabis 2.0 products in order to strengthen its leadership position in Canada.

APHRIA + TILRAY:

LEADING ADULT-USE POSITION IN CANADA

LTM Adult-Use Cannabis Gross Revenue (CAD$ Millions) (1)

$350
$300
$250
$200
$150
$100
$50
$0
$296
$245
$172
$126
$80 (2)(3)
$74
$47
$43 (4)
aphria inc.
+
TILRAY
AURORA
HEXO
Village
ORGANIGRAM
SUNDIAL
CRONOS
GROUP

Sources: Public filings.
(1) Based on public filings of the last twelve months of revenue reported by each company prior to the date of the announcement of the transaction.
(2) Pro forma for owning 100% of Pura Sunfarms.
(3) FYQ4 2019 gross revenue based on FYQ4 2019 net revenue and FYQ1 2020 gross-to-net ratio.
(4) Represents rest of world net revenue plus excise taxes.

2

aphria inc. TILRAY

ii

•
Internationally, the Combined Company will be well-positioned to pursue growth opportunities with its strong medical cannabis brands, distribution network in Germany and end-to-end European Union Good Manufacturing Practices (“EU-GMP”) supply chain, which includes its production facilities in Portugal and Germany.

FARM TO PHARMACY IN EMEA

Tilray's European leadership combined with Aphria's German footprint creates a European platform

European market size of ~US$3.9bn by 2025 (1)

Current Market Presence
Current CBD Market Presence
Near Term Market Opportunity

Portugal

2.7m sq. ft. EU-GMP low cost Cannabis cultivation and production facility with export capabilities, providing tariff-free access to the EU

Germany

~US$1.3bn market size by 2025 (1)(3)

- **Large medical market opportunity bolstered by government reimbursement**
- CC Pharma: leading importer and distributor in Germany
- Wellness brands launched in Q4 2020
- State-of-the-art facility (EU-GMP certification in process) with first harvest expected early calendar year 2021

Israel

~US$65mm market size by 2025 (2)

- **Strategic partnership with Canndoc for exclusive distribution and R&D in Israel**

Poland

~US$60mm market size by 2025 (2)

- **Aphria co-branding partnership with ODI Pharma AB**

Italy

~US$430mm market size by 2025 (1)

- **FL Group: Aphria's distributor to the Italian Cannabis market**

United Kingdom

~US$560mm market size by 2025 (1)

France

~US$475mm market size by 2025 (1)

The Netherlands

~US$120mm market size by 2025 (1)

(1) BDS Analytics report: *The State of Legal Cannabis Markets: Post-COVID Forecast Updates.*
(2) Arcview Market Research / BDS Analytics report: *The Road Map to a $57 Billion Worldwide Market.*
(3) National health authorities, Nation Drug agencies, National Cannabis agencies, KOMAND Consulting.

1

aphria inc. TILRAY

•
In the United States, the Combined Company will have a strong consumer packaged goods presence and infrastructure with two strategic pillars, including SweetWater Brewing Company, LLC, a leading cannabis lifestyle branded craft brewer, and Manitoba Harvest USA, LLC, a pioneer in branded hemp, CBD and wellness products with access to 17,000 stores in North America. In the event of federal permissibility, the Combined Company expects to be well-positioned to compete in the U.S. cannabis market given its existing strong brands and distribution system in addition to its track record of growth in consumer-packaged goods and cannabis products.

WELL POSITIONED IN ALL LARGE CANNABIS MARKETS GLOBALLY

STRONG CPG PRESENCE AND INFRASTRUCTURE IN THE U.S.

U.S. EXPANSION BASED ON TWO STRATEGIC PILLARS:

Branded Cannabis Lifestyle Company

- ✓ Craft beer manufacturing and distribution infrastructure in the U.S. to build brand awareness
- ✓ ~40,000 on-premise and off-premise points of sale across 27 states
- ✓ 420 Fest is one of the largest music festivals in the U.S.
- ✓ Introduce Aphria and Tilray's leading brands via craft beers and other beverages to build brand awareness in the U.S.

420 Curated to the Cannabis lifestyle

U.S. Hemp and Wellness Platform

- ✓ Pioneer in branded hemp and CBD products with proven track record
- ✓ Access to 17,000 stores in North America
- ✓ Opportunity to leverage platform with new or existing brands for further U.S. expansion in CBD and other cannabinoids

Selected Products

Selected Retailers

Well positioned to compete in the U.S. Cannabis market when regulations allow, given infrastructure and well-developed distribution network, track record and CPG and Cannabis expertise

10

iii

•
The combination of Aphria and Tilray is expected to deliver approximately US$78 million (C$100 million) of annual pre-tax cost synergies within 24 months of the completion of the Transaction. The Combined Company expects to achieve cost synergies in the key areas of cultivation and production, cannabis and product purchasing, sales and marketing, and corporate expenses.

MEANINGFUL EXPECTED COST SYNERGIES WITH ADDITIONAL UPSIDE

Potential Cost Synergies	Cultivation & Production	• Consolidation of cultivation and production infrastructure in Canada and Europe • Aphria to supply Cannabis volumes currently outsourced by Tilray
	Sales and marketing	• Sales and distribution synergies
	Corporate	• Public company expenses • Corporate consolidation and optimization
Over C$100 Million (US$78 Million) [(1)] of Pre-Tax Annual Cost Synergies Achievable Over Next 24 Months Following Close of Transaction		
Additional Potential Revenue Synergy Opportunities	Canada Adult-Use	• Bolster Aphria brands in Quebec • Bolster Tilray brands in Ontario • Provide additional 2.0 product capabilities to Aphria brands
	International	• Potential to reach additional pharmacies and patients via distribution relationships • Move up value chain in Germany by securing distributor portion of revenue by leveraging CC Pharma for cannabis distribution

(1) Converted using 0.7835 CAD/USD exchange ratio as of 12/11/20 per Capital IQ.

1

BOARD RECOMMENDATIONS
Each of Aphria’s and Tilray’s respective boards of directors has unanimously approved the Transaction and recommends that you vote “FOR” the resolutions necessary to implement the Transaction and the respective proposals set forth in this Circular.
VOTE YOUR SHARES FOR THE TRANSACTION
We urge you to vote FOR the resolutions necessary to implement the Transaction and the respective proposals set forth in this Circular by promptly submitting your signed and dated proxy or voting instruction form in the postage-paid envelope provided, or alternatively, voting by telephone or via the internet as described in the easy instructions included on your form of proxy or voting instruction form.
VOTING INSTRUCTIONS FOR APHRIA SHAREHOLDERS
Registered and beneficial Aphria shareholders may vote using the following methods:
•
Internet: Go to www.proxyvote.com and enter the 16-digit control number printed on the form of proxy or voting instruction form or scan the QR Code on the Aphria form of proxy to access the website and follow the instructions on the screen.

•	Telephone: Call the toll-free telephone number provided on the form of proxy or voting instruction form and follow the prompted voting instructions. You will need to enter the 16-digit control number.
•	Mail: Enter voting instructions, sign and date the form of proxy or voting instruction form and return your completed form of proxy or voting instruction form in the enclosed postage paid envelope to:
Data Processing Centre
P.O. Box 3700 STN Industrial Park
Markham, ON L3R 9Z9
If you hold your Aphria shares through an intermediary, please follow the instructions on the voting instruction form provided by such intermediary to ensure that your vote is counted at the Aphria Meeting.
iv

VOTING INSTRUCTIONS FOR TILRAY STOCKHOLDERS
Tilray registered and beneficial shareholders may vote using the following methods:
•	Internet: Go to www.proxyvote.com and enter the 16-digit control number printed on the form of proxy or voting instruction form and follow the instructions on the screen.
•	Telephone: Call the toll-free telephone number provided on the form of proxy or voting instruction form and follow the prompted voting instructions. You will need to enter the 16-digit control number.
•
Mail: Enter your voting instructions, sign and date the form of proxy or voting instruction form and return the completed form of proxy or voting instruction form in the enclosed postage paid envelope to:

Vote Processing, c/o Broadridge
51 Mercedes Way
Edgewood, NY 11717
VOTE YOUR SHARES TODAY
If you are an Aphria Shareholder and have questions or require assistance with voting, you may contact our proxy solicitation agent:
LAUREL HILL ADVISORY GROUP
North American Toll-Free Number: 1-877-452-7184
Collect Calls Outside North America: 416-304-0211
Email: assistance@laurelhill.com
If you are a Tilray Stockholder and have questions or require assistance with voting, you may contact our proxy solicitation agent:
MACKENZIE PARTNERS, INC.
North American Toll-Free Number: 1-800-322-2885
Collect Calls Outside North America: 1-212-929-5500
Email: proxy@mackenziepartners.com
v

PRELIMINARY MATERIALS – SUBJECT TO COMPLETION
Information contained in this preliminary form of joint proxy statement/management information circular is not be complete and may be amended.

NOTICE OF SPECIAL MEETING OF APHRIA SHAREHOLDERS

to be held [•], 2021
NOTICE IS HEREBY GIVEN that, pursuant to an order of the Ontario Superior Court of Justice (Commercial List) (the “Court”) dated [•] (the “Interim Order”), a special meeting (the “Aphria Meeting”) of holders (“Aphria Shareholders”) of common shares (“Aphria Shares”) of Aphria Inc. (“Aphria”) will be held online on [•], 2021 at [•] (Eastern time) via live audio webcast at www.virtualshareholdermeeting.com/APHA2021. There will be no physical location for Aphria Shareholders to attend. Online check-in will begin at [•] a.m. (Eastern time), and we encourage you to allow ample time for the online check-in procedures. To participate in the Aphria Meeting, Aphria Shareholders will need their unique 16-digit control number included on the Aphria form of proxy or the voting instruction form.
The Aphria Meeting is being called for the following purposes:
1.
to consider and, if thought advisable, to pass a special resolution (the “Aphria Resolution”), the full text of which is set forth in Appendix “C” to the accompanying joint proxy statement/management information circular (the “Circular”), approving an arrangement (the “Arrangement”) pursuant to Section 182 of the Business Corporations Act (Ontario) (the “OBCA”) involving, among other things, the acquisition by Tilray, Inc. (“Tilray”), of all of the outstanding Aphria Shares, all as more particularly described in the Circular, including in the section entitled “The Arrangement Agreement and Related Agreements” beginning on page [•] of the Circular, which resolution, to be effective, must be passed by an affirmative vote of at least two-thirds of the votes cast at the Aphria Meeting by Aphria Shareholders either online, by proxy or by voting instruction form, as applicable; and

2.	to transact such further and other business as may properly be brought before the Aphria Meeting or any postponement or adjournment thereof.
Specific details of the matters proposed to be put before the Aphria Meeting are set forth in the Circular which accompanies this Notice of Special Meeting of Aphria Shareholders. A copy of the arrangement agreement dated December 15, 2020, as amended on February 19, 2021, between Aphria and Tilray is attached as Appendix “A” to the Circular and is available for inspection by Aphria Shareholders on SEDAR at www.sedar.com under Aphria’s SEDAR profile and at Aphria’s records office at 1 Adelaide Street East, Suite 2310, Toronto, Ontario M5C 2V9 during statutory business hours until the date of the Aphria Meeting.
The record date for determining the Aphria Shareholders entitled to receive notice of and vote at the Aphria Meeting is the close of business on [•], 2021 (the “Aphria Record Date”). Only Aphria Shareholders whose names have been entered in the register of Aphria Shareholders as of the close of business on the Aphria Record Date are entitled to receive notice of and to vote at the Aphria Meeting.
Whether or not you are able to virtually attend the Aphria Meeting, you are encouraged to provide voting instructions in accordance with the instructions on the enclosed form of proxy or voting instruction form provided to you by your broker, investment dealer or other intermediary as soon as possible by (1) visiting the internet site listed on the Aphria form of proxy or voting instruction form, (2) calling the toll-free number listed on the Aphria form of proxy or voting instruction form or (3) submitting your enclosed Aphria form of proxy or voting instruction form by mail by using the provided self-addressed, stamped envelope. To be counted at the Aphria Meeting, an Aphria Shareholder’s voting instructions must be received by [•] (Eastern time) on [•], 2021 or if the Aphria Meeting is postponed or adjourned, at least 48 hours (excluding non-Business Days) prior to the date of the postponed or adjourned Aphria Meeting). Please note, if you received a voting instruction form and you hold your shares through a broker, investment dealer or other intermediary, you must provide your instructions to your broker, investment dealer or other intermediary as specified in the voting instruction form and by the deadline set out therein (which may be an earlier time than set out above). Aphria reserves the right to accept late proxies and to waive the proxy cut-off, with or without notice, but is under no obligation to accept or reject any particular late proxy.

The Aphria Board unanimously recommends that Aphria Shareholders vote FOR the Aphria Resolution.
Aphria Shareholders who are planning to provide voting instructions in accordance with the enclosed form of proxy or voting instruction form are encouraged to review the Circular carefully before submitting such form.
Registered Aphria Shareholders have the right to dissent with respect to the Aphria Resolution and, if the Arrangement becomes effective, to be paid the fair value of their Aphria Shares in accordance with the provisions of Section 185 of the OBCA, as modified by the Interim Order and the plan of arrangement (“Plan of Arrangement”). A registered Aphria Shareholder’s right to dissent is more particularly described in the Circular under the heading “Aphria Dissenting Shareholders’ Rights”. Copies of the Plan of Arrangement, the Interim Order and the text of Section 185 of the OBCA are set forth in Appendix “B”, Appendix “D” and Appendix “K”, respectively, to the Circular.
Failure to strictly comply with the requirements set forth in Section 185 of the OBCA, as modified by the Interim Order and the Plan of Arrangement, may result in the loss of any right of dissent.
It is strongly suggested that any Aphria Shareholder wishing to dissent seek independent legal advice, as the failure to comply strictly with the provisions of the OBCA, as modified by the Interim Order and the Plan of Arrangement, may result in the loss of such Aphria Shareholder’s right to dissent.
If you are an Aphria Shareholder and have any questions, please contact Laurel Hill, our proxy solicitation agent, by telephone at 1-877-452-7184 toll-free in North America or at 416-304-0211 for collect calls outside of North America or by email at assistance@laurelhill.com.
DATED [•], 2021.
BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Irwin D. Simon”
Irwin D. Simon
Chief Executive Officer and Chair of the Board of Directors

NOTICE TO APHRIA SHAREHOLDERS IN THE UNITED STATES
THE TILRAY SHARES TO BE ISSUED IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES REGULATORY AUTHORITY IN ANY STATE IN THE UNITED STATES, NOR HAVE THE SEC OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE IN THE UNITED STATES PASSED ON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.
The Tilray shares to be issued under the Arrangement will not be registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state of the United States. Such securities will be issued in reliance upon the exemption from registration provided by section 3(a)(10) of the U.S. Securities Act on the basis of the approval of the Court, which will consider, among other things, the fairness of the Arrangement to the persons affected. See “Description of the Arrangement – Court Approval”. The Tilray shares to be issued under the Arrangement will not be subject to resale restrictions under the U.S. Securities Act, except for restrictions imposed by the U.S. Securities Act on the resale of Tilray shares received pursuant to the Arrangement by persons who are, or within three months before the resale were, “affiliates” of Tilray. See “U.S. Securities Law Matters”.
Aphria Shareholders who are citizens or residents of the United States should be aware that the Arrangement described herein may have both U.S. and Canadian tax consequences to them which may not be fully described in this Circular. For a general discussion of the Canadian and U.S. federal income tax consequences to investors who are resident in the United States, see “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations”. U.S. holders are urged to consult their own tax advisors with respect to such U.S. and Canadian income tax consequences and the applicability of any federal, state, local, foreign and other tax laws.
Aphria is a “foreign private issuer” within the meaning of Rule 3b-4 of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and, therefore, this solicitation of proxies is not subject to the proxy requirements of section 14(a) of the U.S. Exchange Act. Accordingly, the solicitation of proxies contemplated herein is made in accordance with Canadian corporate and securities laws, and this Circular has been prepared in accordance with the disclosure requirements of Canadian securities laws. Aphria Shareholders located or resident in the United States should be aware that, in general, such Canadian disclosure requirements are different from those applicable to proxy statements, prospectuses or registration statements prepared in accordance with U.S. laws. The financial statements of Aphria incorporated by reference herein have been prepared in accordance with international financial reporting standards (“IFRS”) as issued by the International Accounting Standards Board and have been subject to Canadian generally accepted auditing standards. Accordingly, the financial statements of Aphria may not be comparable to financial statements prepared in accordance with U.S. GAAP. The principal differences between IFRS and accounting principles generally accepted in the United States of America (“U.S. GAAP”) as they apply to Aphria are summarized in the notes to the unaudited pro forma condensed combined financial statements of Tilray that give effect to the Arrangement, which are set forth in Appendix “L” to this Circular.
The enforcement by investors of civil liabilities under U.S. Securities Laws may be affected adversely by the fact that Aphria is organized under the laws of a jurisdiction outside the United States, that its officers and directors include residents of countries other than the United States, that some or all of the experts named in this Circular may be residents of countries other than the United States, or that all or a substantial portion of the assets of Aphria, and such persons are located outside the United States. As a result, it may be difficult or impossible for shareholders in the United States to effect service of process within the United States on Aphria, or such persons, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the securities laws of the United States. In addition, the shareholders in the United States should not assume that the courts of Canada: (a) would enforce judgments of U.S. courts obtained in actions against such persons predicated upon civil liabilities under the securities laws of the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the securities laws of the United States.

PRELIMINARY MATERIALS – SUBJECT TO COMPLETION
Information contained in this preliminary form of joint proxy statement/management information circular is not be complete and may have to be amended.

NOTICE OF SPECIAL MEETING OF TILRAY STOCKHOLDERS

to be held [•], 2021
NOTICE IS HEREBY GIVEN that a special meeting (the “Tilray Meeting”) of the holders (“Tilray Stockholders”) of shares of class 2 common stock of Tilray, Inc., a Delaware corporation (“Tilray”) will be held online on [•], 2021 at [•] a.m. (Eastern time) via live webcast at www.virtualshareholdermeeting.com/TLRY2021SM. There will be no physical location for Tilray Stockholders to attend. Online check-in will begin at [•] a.m. (Eastern time), and we encourage you to allow ample time for the online check-in procedures. To participate in the Tilray Meeting, Tilray Stockholders will need their unique 16-digit control number included on their Tilray proxy card (printed in the box and marked by the arrow) or the instructions that accompanied the proxy materials.
The Tilray Meeting is being called for the following purposes:
1.
To consider and vote on a proposal to increase the authorized capital stock of Tilray from 743,333,333 shares to 900,000,000 shares of capital stock, consisting of 890,000,000 shares of Class 2 common stock and 10,000,000 shares of preferred stock, as reflected in the amendment to the second amended and restated certificate of incorporation of Tilray attached as Appendix “F” to the Circular (the “Tilray Charter Amendment”), which is further described in the accompanying joint circular and proxy statement (the “Circular”) and a copy of the Tilray Charter Amendment is attached as Appendix “F” (the “Tilray Charter Amendment Proposal”).

2.
To consider and vote on a proposal to issue Tilray Class 2 common stock (the “Tilray Shares”) to Aphria Shareholders pursuant to the arrangement agreement dated December 15, 2020, as amended on February 19, 2021 between Aphria Inc. and Tilray (the “Arrangement Agreement”), which is further described in the Circular, including in the section entitled “The Arrangement Agreement and Related Agreements” beginning on page [•] of the Circular, and a copy of the Arrangement Agreement is attached as Appendix “A” (the “Tilray Share Issuance Proposal”);

3.
To consider and approve, on an advisory (non-binding) basis, the compensation that may be paid to Tilray’s named executive officers that is based on or otherwise relates to the transactions contemplated by the Arrangement Agreement, which is further described in the Circular, including in the section entitled “Interests of Tilray’s Directors and Management in the Arrangement” beginning on page [•] of the Circular (the “Tilray Advisory Compensation Proposal”); and

4.
To approve the adjournment of the Tilray Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the Tilray Meeting to approve the Tilray Charter Amendment Proposal or the Tilray Share Issuance Proposal (the “Tilray Adjournment Proposal”).

The Tilray Charter Amendment Proposal, the Tilray Share Issuance Proposal, the Tilray Advisory Compensation Proposal and the Tilray Adjournment Proposals are together referred to as the “Tilray Proposals”.
Specific details of the matters proposed to be put before the Tilray Meeting are set forth in this Circular, which accompanies this Notice of Special Meeting of Tilray Stockholders (“Notice of Tilray Meeting”). A copy of the Arrangement Agreement is attached as Appendix “A” to the Circular and is available for inspection by Tilray Stockholders on the U.S. Securities and Exchange Commission website at www.sec.gov under Tilray’s SEC profile.
The record date for determining the Tilray Stockholders entitled to receive notice of and vote at the Tilray Meeting is the close of business on [•], 2021 (the “Tilray Record Date”). Only Tilray Stockholders of record at the close of business on the Tilray Record Date are entitled to vote at the Tilray Meeting or any adjournment thereof.
Whether or not you are able to virtually attend the Tilray Meeting, you are encouraged to provide voting instructions in accordance with the instructions on the enclosed form of proxy or voting instruction form provided to you by your broker, investment dealer or other intermediary as soon as possible by (1) visiting the internet site listed on the enclosed Tilray proxy card, (2) calling the toll-free number listed on the enclosed Tilray proxy card, or (3) submitting your enclosed Tilray proxy card by mail by using the provided self-addressed, stamped envelope. To be counted at the Tilray Meeting, a Tilray Stockholder’s voting instructions must be received by [•] p.m. (Eastern time) on [•]. Please note, if you received a voting instruction form and you hold your shares through a broker, investment dealer or other intermediary, you must provide your instructions to your broker, investment dealer or other intermediary as specified in the voting instruction form and by the deadline set out therein (which may be an earlier time than set out above).
The Tilray Board unanimously recommends that Tilray Stockholders vote FOR the Tilray Proposals.
Please note that the approval of Tilray Stockholders to each of the Tilray Charter Amendment Proposal and the Tilray Share Issuance Proposal is required in order to complete the Arrangement.
Tilray Stockholders should carefully read this Circular, including any documents incorporated by reference, and the appendices in their entirety for more detailed information concerning the Arrangement and the other transactions contemplated by the Arrangement Agreement.
Tilray Stockholders who are planning to provide voting instructions in accordance with the enclosed form of proxy or voting instruction form are encouraged to review the Circular carefully before submitting such form.
If you are a Tilray Stockholder and have any questions, please contact MacKenzie Partners, our proxy solicitation agent, by telephone at 1-800-322-2885 toll-free in North America or at 1-212-929-5500 for collect calls outside of North America or by email at proxy@mackenziepartners.com.
DATED [•], 2021.
BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Brendan Kennedy”
Brendan Kennedy
Chief Executive Officer

i

JOINT PROXY STATEMENT/MANAGEMENT INFORMATION CIRCULAR
This Circular is being furnished in connection with the solicitation of proxies by management of Aphria Inc. (“Aphria”) for use at the special meeting of Aphria Shareholders (the “Aphria Meeting”) to be held at the date, time and place and for the purposes set forth in the attached Notice of Aphria Meeting.
This Circular is also being furnished to holders of Class 2 common stock of Tilray, Inc. (“Tilray”), a Delaware corporation, in connection with the solicitation of proxies by management of Tilray for use at the special meeting of Tilray Stockholders (the “Tilray Meeting”) to be held at the date, time and place and for the purposes set forth in the attached Notice of Tilray Meeting.
DEFINED TERMS
This Circular contains defined terms. For a glossary of defined terms used herein, see Appendix “M” to this Circular.
QUESTIONS AND ANSWERS ABOUT THE ARRANGEMENT AND THE MEETINGS
General Questions and Answers
Q:	What are Aphria and Tilray proposing?
A:
Aphria and Tilray are proposing to combine their businesses pursuant to an Arrangement under the OBCA. Under the terms of the Arrangement, Aphria Shareholders will receive 0.8381 of a Tilray Share for each Aphria Share. Tilray Stockholders will continue to hold their Tilray Shares, which will remain outstanding. The Transaction will, among other things, include the following:

•	All outstanding Aphria Shares will be exchanged for Tilray Shares as described under “What will I receive for my shares under the Arrangement?” below;
•	Tilray Stockholders will retain their Tilray Shares;
•	Aphria will become a wholly-owned subsidiary of Tilray; and
•	Tilray, a Delaware corporation, will make an amendment to its certificate of incorporation to implement the arrangement, all as described in this Circular and if approved at the Tilray meeting;
The Arrangement will be carried out in accordance with the Arrangement Agreement dated December 15, 2020, as amended on February 19, 2021, between Aphria and Tilray, and the documents referred to in the Arrangement Agreement. Upon the completion of the Arrangement, it is expected that the Exchange Ratio will result in Aphria Shareholders will own approximately 62% of the outstanding Tilray Shares on a fully diluted basis, and Tilray Stockholders will own approximately 38% of the outstanding Tilray Shares on a fully diluted basis, resulting in the reverse acquisition of Tilray.
Q:	Why are Aphria and Tilray proposing to combine?
A:
The Aphria Board and the Tilray Board each believe that, at this stage of development and expansion of the global cannabis market, companies with financial strength, a strategic footprint and scale, a diverse product range, brand expertise and strong leadership are most likely to succeed in the long-term. The following are the key benefits of the combination:

•
World’s Largest Global Cannabis Company. The combination of Aphria and Tilray will create the world’s largest global cannabis company with pro forma revenue of US$685 million (C$874 million) for the last 12 months as reported by each company prior to the date of the announcement of the Transaction on December 16, 2020, the highest in the global cannabis industry.

•
Strategic Footprint and Operational Scale. The Combined Company is expected to have the strategic footprint and operational scale necessary to compete more effectively in today’s consolidating cannabis market with a strong, flexible balance sheet, strong cash balance and access to capital, which Aphria and Tilray believe will give it the ability to accelerate growth and deliver long-term sustainable value for stockholders.

•
Low-Cost State-of-the-Art Production & The Leading Canadian Adult-Use Cannabis Producer. The demand of the Combined Company will be supported by low-cost state-of-the-art cultivation, processing, and manufacturing facilities and it will have a complete portfolio of branded Cannabis 2.0 products in order to strengthen its leadership position in Canada.

•
Positioned to Pursue International Growth. Internationally, the Combined Company will be well-positioned to pursue growth opportunities with its strong medical cannabis brands, distribution network in Germany and end-to-end European Union Good Manufacturing Practices (“EU-GMP”) supply chain, which includes its production facilities in Portugal and Germany.

•
Enhanced Consumer Packaged Goods Presence and Infrastructure in the U.S. In the United States, the Combined Company will have a strong consumer packaged goods presence and infrastructure with two strategic pillars, including SweetWater, a leading cannabis lifestyle branded craft brewer, and Manitoba Harvest, a pioneer in branded hemp, CBD and wellness products with access to 17,000 stores in North America. In the event of federal permissibility, the Combined Company expects to be well-positioned to compete in the U.S. cannabis market given its existing strong brands and distribution system in addition to its track record of growth in consumer-packaged goods and cannabis products.

•
Substantial Synergies. The combination of Aphria and Tilray is expected to deliver approximately US$78 million (C$100 million) of annual pre-tax cost synergies within 24 months of the completion of the Transaction. The Combined Company expects to achieve cost synergies in the key areas of cultivation and production, cannabis and product purchasing, sales and marketing and corporate expenses.

For more information see “Description of the Arrangement – Our Reasons for the Arrangement”.
Q:	What will I receive for my shares under the Arrangement?
A:
Aphria Shareholders. Under the Arrangement and subject to the terms of the Plan of Arrangement, each Aphria Shareholder will receive, for each Aphria Share held, 0.8381 of a Tilray Share. You will no longer own any Aphria Shares, but instead will own Tilray Shares. As an example, if you owned 1,000 Aphria Shares on the closing day of the Transaction, after the closing, you will own 838 Tilray Shares (since no fractional Tilray Shares are issued).

Tilray Stockholders. Under the Arrangement, Tilray Stockholders will retain their Tilray Shares.
Q:	Why am I receiving 0.8381 of a Tilray Share for each of my Aphria Shares?
A:
The agreed Exchange Ratio is 0.8381. This means that on closing, each holder of Aphria shares will receive 0.08381 of a Tilray Share for each Aphria Share. Since Tilray currently has approximately 165,387,000 shares outstanding and Aphria has approximately 321,953,000 outstanding, each on a fully diluted basis, on the closing of the Transaction, it is expected that the Exchange Ratio will result in Aphria Shareholders owning approximately 62% of the outstanding shares of Tilray, and existing Tilray Stockholders owning approximately 38% of the outstanding shares of Tilray. If there is no change in the issued and outstanding share numbers prior to closing, Tilray is expected to issue approximately 269,841,400 new shares to Aphria Shareholders (269,841,400 / (165,387,000 + 269,841,400) = 62%) in exchange for their Aphria Shares.

Expressed graphically:(1)

(1) This graph assumes no change in the number of current issued and outstanding shares.

Q:	How do I calculate the value of the Tilray Shares that I receive?
A:
The value of the Tilray Shares that you will receive on closing of the Transaction in exchange for your Aphria Shares will depend on the trading price of Tilray Shares on the day the Transaction is completed. To help you value what you will receive under the Transaction for your Aphria Shares, see the example below:

If you bought your Aphria Shares on the TSX, then:
Step 1: Calculate the number of Tilray Shares that you will receive.
Calculate the number of Tilray Shares that you will receive on closing by multiplying the number of Aphria Shares that you own by 0.8381 (which is the Exchange Ratio).
Step 2: Calculate the value of the Tilray Shares that you will receive in US$.
Multiply the answer from Step 1 by the current value of each Tilray Share.
Step 3: Calculate the value of the Tilray Shares that you will receive in C$.
Multiply the answer from Step 2 by the US$ to C$ foreign exchange rate since the Tilray Shares currently trade in US$. This will give you the value of the Tilray Shares to be received in C$.
As an example, assume that:
•	The value of each Tilray Share is US$20.00.
•	1 US dollar = 1.2756 Canadian dollar
•	You own 1,000 Aphria Shares
1,000 Aphria Shares X 0.8381 = 838 Tilray Shares
838 Tilray Shares X US$20.00 per Tilray Share =US$16,760.00
US$16,760.00 X 1.2756 = C$21,379.06 (or C$21.38 per Aphria Share that you own)
If you bought your Aphria Shares on the Nasdaq, then:
Step 1: Calculate the number of Tilray Shares that you will receive
Calculate the number of Tilray Shares that you will receive on closing by multiplying the number of Aphria Shares that you own by 0.8381 (which is the Exchange Ratio).
Step 2: Calculate the value of the Tilray Shares that you will receive in US$.
Multiply the answer from Step 1 by the current value per Tilray Share.
1,000 Aphria Shares X 0.8381 = 838 Tilray Shares
838 Tilray Shares X the current value per Tilray Share
Current and recent share price and trading data, and US$/C$ exchange rates, can be found at your preferred market data sources, or the following:
APHA trading on TSX: https://money.tmx.com/en/quote/APHA
APHA trading on Nasdaq: https://www.nasdaq.com/market-activity/stocks/apha
TLRY trading on Nasdaq: https://www.nasdaq.com/market-activity/stocks/tlry
US$:C$ exchange rate: https://www.oanda.com/us-en/trading/instruments/usd-cad/
Q:	Will I receive fractional Tilray Shares?
A:
No. If the total number of Tilray Shares that you will be entitled to receive would result in a fraction of a Tilray Share being issuable, the number of Tilray Shares you will receive will be rounded down to the nearest whole Tilray Share.

Q:	What approvals are required for the Arrangement to be implemented?
A:
The completion of the Arrangement requires the approval from the Aphria Shareholders and the Tilray Stockholders, receipt of the Final Order from the Court, and receipt of the Required Regulatory Approvals. See

“Regulatory Matters – Competition Act Approval”, “Regulatory Matters – HSR Act Approval”, Regulatory Matters – German FDI Approval”, “Description of the Arrangement – Court Approval” and “Description of the Arrangement – Stock Exchange Listing”.
Q:	When will the Arrangement become effective?
A:
Subject to obtaining the approvals described above, as well as the satisfaction or waiver of all other conditions precedent set out in the Arrangement Agreement, it is anticipated that the Arrangement will be completed on or about [•], 2021.

Q:	What will happen to Aphria if the Arrangement is completed?
A:
If the Arrangement is completed, Tilray will acquire all outstanding Aphria Shares and Aphria will become a wholly-owned subsidiary of Tilray. Tilray intends to have the Aphria Shares delisted from the TSX.

Q:	Are the Tilray Shares listed on a stock exchange?
A:
Tilray Shares are currently listed on the Nasdaq under the symbol “TLRY” and trade in U.S. dollars. In addition, Tilray currently expects to list the Tilray Shares on the TSX at, or as soon as practicable following, the Effective Time, which will trade in Canadian dollars. Consequently, following the closing, Aphria Shareholders are expected to be able to trade their Tilray Shares on either exchange, in either currency. See “The Arrangement Agreement and Related Agreements – Covenants”.

Q:	What are the Canadian federal income tax consequences of the Arrangement?
A:
Aphria Shareholders who are residents of Canada for purposes of the Tax Act should be aware that the exchange of Aphria Shares for Tilray Shares under the Arrangement will be a taxable transaction for Canadian federal income tax purposes. Aphria Shareholders who are non-residents of Canada for purposes of the Tax Act and that do not hold their Aphria Shares as “taxable Canadian property” will generally not be subject to tax under the Tax Act on the exchange of their Aphria Shares for Tilray Shares under the Arrangement.

For a summary of certain of the principal Canadian federal income tax consequences of the Arrangement applicable to Aphria Shareholders, see below under the heading “Certain Canadian Federal Income Tax Considerations”. Such summary is not intended to be legal, business or tax advice. Aphria Shareholders should consult their own tax advisors as to the tax consequences of the Arrangement to them with respect to their particular circumstances.
Q:	What are the U.S. federal income tax consequences of the Arrangement?
A:
Aphria Shareholders should not recognize gain or loss as a result of the Arrangement for U.S. tax purposes. Each holder’s aggregate tax basis in Tilray Shares received should equal the aggregate tax basis of the holder’s Aphria Shares surrendered in the Arrangement, as applicable. Each holder’s holding period for Tilray Shares received in the Arrangement should include such holder’s holding period for the Aphria Shares surrendered in the Arrangement.

Holders who acquired different blocks of Aphria Shares with different holding periods and tax bases must generally apply the foregoing rules separately to each identifiable block of Aphria Shares. Any such holder should consult its tax advisor with regard to identifying the bases or holding periods of the particular shares of Tilray Shares received in the Arrangement.
However, since your tax circumstances may be unique, you should consult your tax advisor to determine the tax consequences of the Arrangement.
See “Certain U.S. Federal Income Tax Considerations” for a more detailed discussion of the U.S. federal income tax treatment of the Arrangement.
Q:	What will happen if the Aphria Resolution is not approved or the Tilray Resolutions are not approved or the Arrangement Agreement is terminated?
A:
If the Aphria Resolution is not approved, the Arrangement Agreement may be terminated by either Aphria or Tilray, and in the event it is terminated, Aphria will be required to pay to Tilray its Transaction Expenses (up to a maximum of C$10 million) provided that the Tilray Resolutions have been approved. If the Tilray Resolutions have not been approved, the Arrangement Agreement may be terminated by either Aphria or Tilray, and in the event it is terminated, Tilray will be required to pay to Aphria its Transaction Expenses (up to a maximum of C$10 million), provided that the Aphria Resolution has been approved. A Party may be required to pay the other Party a Termination Amount of C$65 million if the Arrangement Agreement is terminated in certain circumstances as described in this Circular. If the Arrangement Agreement is terminated and the Arrangement is not completed, the market price of Aphria Shares and the Tilray Shares may be materially adversely affected. See “The Arrangement Agreement and Related Agreements – Termination” and “Risk Factors – Risks Related to the Arrangement”.
Q:	Are there risks I should consider in deciding whether to vote for the proposed Arrangement?
A:
Yes. The proposed Arrangement is subject to a number of risks and uncertainties. There can be no certainty that all conditions precedent to the Arrangement will be satisfied or waived, and, accordingly, the Arrangement may not be completed. For example: (i) the Required Regulatory Approvals may not be obtained and, therefore, the market price of Aphria Shares and Tilray Shares may be affected; (ii) the Arrangement may be terminated in certain circumstances and the termination amount provided under the Arrangement Agreement may discourage other parties from attempting to acquire Aphria or Tilray; and (iii) if the Arrangement is consummated, the difficulties that management of the Combined Company may encounter in the process of integrating the business and operations of Aphria and Tilray could have an adverse effect on the revenues, level of expenses and operating results of the Combined Company.

Before deciding whether to vote for or against the Transaction, you should carefully consider these and other risks as well as the more detailed discussion of risks found at “Risk Factors – Risks Related to the Arrangement” and other information included in this Circular.
Aphria Shareholder Questions and Answers
Q:	When and where is the Aphria Meeting?
A:
The Aphria Meeting will be held on [•] 2021 at [•] (Eastern time). In light of the recent coronavirus (COVID-19) pandemic and in order to address potential issues arising from the unprecedented public health impact of COVID-19, comply with applicable public health directives that may be in force at the time of the Aphria Meeting and to limit and mitigate risks to the health and safety of our communities, Aphria Shareholders, employees, directors and other stakeholders, the Aphria Meeting will be held in a virtual format. Aphria Shareholders may participate by logging in online at www.virtualshareholdermeeting.com/APHA2021, where they will be able to virtually attend the Aphria Meeting via live audio webcast. Online check-in will begin at [•] a.m. (Eastern time), and we encourage you to allow ample time for the online check-in procedures. To participate in the Aphria Meeting, Aphria Shareholders will need their unique 16-digit control number included on the form of proxy or voting instruction form, as applicable.

Q:	What am I voting on?
A:	You are being asked to consider and approve the Arrangement involving, among other things, the acquisition by Tilray of all of the outstanding Aphria Shares pursuant to the Arrangement Agreement.
Q:	Does the Aphria Board support the Arrangement?
A:	Yes. The Aphria Board has unanimously determined that the Arrangement is in the best interests of Aphria and recommends that Aphria Shareholders vote FOR the Aphria Resolution.
In making its recommendation, the Aphria Board considered a number of factors as described in this Circular under “Description of the Arrangement – Our Reasons for the Arrangement”, “Description of the Arrangement – Recommendation of the Aphria Board”, and “Description of the Arrangement – Factors Considered by the Aphria Board”, including the opinion from Jefferies to the effect that, as of the date of such opinion, based upon and subject to the limitations and assumptions set out therein and such other matters as Jefferies considered relevant, the Exchange Ratio is fair, from a financial point of view, to Aphria Shareholders. See “Description of the Arrangement – Opinion of Aphria’s Financial Advisor”.

Q:	What approvals are required by Aphria Shareholders at the Aphria Meeting?
A:
To be effective, the Aphria Resolution must be approved by the affirmative vote of at least two-thirds of the votes cast on the Aphria Resolution by Aphria Shareholders, virtually present or represented by proxy at the Aphria Meeting. See “General Information about the Aphria Meeting and Voting – Purpose of the Aphria Meeting”.

Q:	Are Aphria Shareholders entitled to Dissent Rights?
A:
Yes. Registered holders of Aphria Shares are entitled to Dissent Rights only if they follow the procedures specified in the OBCA, as modified by the Interim Order and the Plan of Arrangement. Persons who are beneficial owners of Aphria Shares registered in the name of an Intermediary who wish to dissent should be aware that only registered Aphria Shareholders are entitled to Dissent Rights.

If you wish to exercise Dissent Rights, you should review the requirements summarized in this Circular carefully and consult with your legal advisor. See “Aphria Dissenting Shareholders’ Rights”.
Q:	How do I vote on the Aphria Resolution?
A:
You should carefully read and consider the information contained in this Circular. Registered Aphria Shareholders should then vote by (1) visiting the internet site listed in the enclosed Aphria form of proxy or voting instruction form, (2) calling the toll-free number listed on the enclosed Aphria form of proxy or voting instruction form, or (3) submitting your enclosed Aphria form of proxy or voting instruction form by mail by using the provided self-addressed, pre-paid envelope. To be counted at the Aphria Meeting, an Aphria Shareholder’s voting instructions must be received by [•] (Eastern time) on [•], 2021, or if the Aphria Meeting is postponed or adjourned, at least 48 hours (excluding non-Business Days) prior to the date of the postponed or adjourned Aphria Meeting. Aphria reserves the right to accept late proxies and to waive the proxy cut-off, with or without notice, but is under no obligation to accept or reject any particular late proxy. See “General Information about the Aphria Meeting and Voting – Registered Aphria Shareholders”.

Registered Aphria Shareholders and non-registered Aphria Shareholders who wish to appoint a person other than the management nominees identified on the applicable form of proxy or voting instruction form to represent them at the Aphria Meeting will also need to appoint such proxyholder online at www.proxyvote.com or by completing the “Appointee” section on the form of proxy or voting instruction form. If you do not designate the “Appointee Information” when completing your form of proxy or voting instruction form or if you do not provide the exact “Appointee Identification Number” and “Appointee Name” to any other person (other than the named proxyholders) who has been appointed to access and vote at the Aphria Meeting on your behalf, that other person will not be able to access the Aphria Meeting and vote on your behalf.
If you hold your Aphria Shares through an Intermediary, please follow the instructions on the voting instruction form provided by such Intermediary to ensure that your vote is counted at the Aphria Meeting. See “General Information about the Aphria Meeting and Voting – Voting Instructions – Beneficial Aphria Shareholders”.
Q:	Should I send in my proxy now?
A:
Yes. To ensure your vote is counted, you should immediately complete and submit the enclosed form of proxy or voting instruction form. You are encouraged to vote well in advance of the proxy cut-off at [•] (Eastern time) on [•] 2021 (or if the Aphria Meeting is postponed or adjourned, at least 48 hours (excluding non-Business Days) prior to the date of the postponed or adjourned Aphria Meeting). See “General Information about the Aphria Meeting and Voting – Voting Instructions”.

Q:	Should I send in my Letter of Transmittal and Aphria share certificates now?
A:
Yes. It is recommended that all registered Aphria Shareholders complete, sign and return the Letter of Transmittal with accompanying Aphria share certificate(s) or DRS Statement(s) to the Depositary as soon as possible. Please be sure to use the Letter of Transmittal. See “Description of the Arrangement – Exchange Procedure”.

Q:	If my Aphria Shares are held by an Intermediary, will they vote my Aphria Shares for me?
A:
An Intermediary will vote the Aphria Shares held by you only if you provide instructions to such Intermediary on how to vote or which election to make. If you fail to give proper instructions, those Aphria Shares will not be voted on your behalf. Aphria Shareholders should instruct their Intermediaries to vote their Aphria Shares on their behalf by following the directions on the voting instruction form provided to them by their Intermediaries. Unless your Intermediary gives you its proxy to vote the Aphria Shares at the Aphria Meeting, you cannot vote those Aphria Shares owned by you at the Aphria Meeting. See “General Information about the Aphria Meeting and Voting – Voting Instructions – Beneficial Aphria Shareholders”.
Q:	What happens if I hold my Aphria Shares in an RESP, TFSA or RRSP account?
A:
For Canadian resident shareholders that hold Aphria Shares in an RESP, TFSA, RRSP or other registered account, no immediate Canadian tax will arise as a result of the Arrangement, whether or not any gain is realized on the disposition of Aphria Shares. Further, Tilray Shares will remain qualified investments for an RESP, TFSA and RRSP or other registered accounts.

For a summary of certain of the principal Canadian federal income tax consequences of the Arrangement applicable to Aphria Shareholders, see below under the heading “Certain Canadian Federal Income Tax Considerations”. Such summary is not intended to be legal, business or tax advice. Aphria Shareholders should consult their own tax advisors as to the tax consequences of the Arrangement to them with respect to their particular circumstances.
Q:	When will I receive the Tilray Shares in exchange for my Aphria Shares under the Arrangement?
A:
You will receive the Tilray Shares due to you under the Arrangement as soon as practicable after the Arrangement becomes effective and your Letter of Transmittal, Aphria share certificate(s) or DRS Statement(s), and all other required documents are properly completed and received by the Depositary. It is anticipated that the Arrangement will be completed on [•], 2021 assuming the Aphria Resolution is approved, all Court and all other approvals have been obtained, and all other conditions of closing have been satisfied or waived.

Q:	What happens if I send in my Aphria share certificate(s) or DRS Statement(s) and the Aphria Resolution is not approved or the Arrangement is not completed?
A:	If the Aphria Resolution is not approved or if the Arrangement is not otherwise completed, your Aphria share certificate(s) or DRS Statement(s) will be returned promptly to you by the Depositary.
Q:	Can I revoke my vote after I have voted by proxy?
A:
Yes. An Aphria Shareholder executing the enclosed form of proxy has the right to revoke it by voting again on the internet or by telephone, or by any other means permitted by law. Registered Aphria Shareholders may also revoke their instructions by delivering a signed written notice changing their instructions to Chief Legal Officer of Aphria no later than [•], 2021 at [•] (or at least 48 hours (excluding non-Business Days) prior to the date of any adjournment, if the Aphria Meeting is adjourned) at 1 Adelaide Street East, Suite 2310, Toronto, ON, M5C 2V9, Attention: Christelle Gedeon, Chief Legal Officer. (email: info@aphria.com).

If you hold your shares through an Intermediary, the methods to revoke your proxy may be different and you should carefully follow the instructions provided to you by your Intermediary. See “General Information about the Aphria Meeting and Voting – Revocation of Proxies”.
Q:	Who can help answer my questions?
A:
If you have any questions about this Circular or the matters described in this Circular, please contact your professional advisor. Aphria Shareholders who would like additional copies, without charge, of this Circular or have additional questions about the procedures for voting Aphria Shares or making an election, should contact their Intermediary or Laurel Hill by email, or at one of the numbers below.

North American Toll-Free Number:	1-877-452-7184
Outside of North America Collect Calls Number:	416-304-0211
By Email:	assistance@laurelhill.com
Tilray Stockholder Questions and Answers
Q:	When and where is the Tilray Meeting?
A:
The Tilray Meeting will be held on [•] 2021 at [•] (Eastern time). In light of the recent coronavirus (COVID-19) pandemic and in order to address potential issues arising from the unprecedented public health impact of

COVID-19, comply with applicable public health directives that may be in force at the time of the Tilray Meeting and to limit and mitigate risks to the health and safety of our communities, Tilray Stockholders, employees, directors and other stakeholders, the Tilray Meeting will be held in a virtual format. Tilray Stockholders may participate by logging in online at www.virtualshareholdermeeting.com/TLRY2021SM, where they will be able to virtually attend the Tilray Meeting via live audio webcast. Online check-in will begin at [•] a.m. (Eastern time), and we encourage you to allow ample time for the online check-in procedures. To participate in the Tilray Meeting, Tilray Stockholders will need their unique 16-digit control number included on their Tilray proxy card (printed in the box and marked by the arrow) or the instructions that accompanied the proxy materials.
Q:	What am I voting on?
You are being asked to consider and vote on the following proposals:
1.
To consider and vote on a proposal to increase the authorized capital stock of Tilray from 743,333,333 shares to 900,000,000 shares of capital stock, consisting of 890,000,000 shares of Class 2 common stock and 10,000,000 shares of preferred stock, as reflected in the amendment to the second amended and restated certificate of Tilray attached as Appendix “F” to the Circular (the “Tilray Charter Amendment”), which is further described in this Circular, including in the section entitled “Amendments to Tilray’s Organizational Documents” beginning on page [•] of this Circular and a copy of the Tilray Charter Amendment is attached as Appendix “F” (the “Tilray Charter Amendment Proposal”).

2.
To consider and vote on a proposal to issue Tilray Class 2 common stock (the “Tilray Shares”) to Aphria Shareholders pursuant to the Arrangement Agreement which is further described in this Circular, including in the section entitled “The Arrangement Agreement and Related Agreements” beginning on page [•] of this Circular, and a copy of the Arrangement Agreement is attached as Appendix “A” (the “Tilray Share Issuance Proposal”);

3.
To consider and approve, on an advisory (non-binding) basis, the compensation that may be paid to Tilray’s named executive officers that is based on or otherwise relates to the transactions contemplated by the Arrangement Agreement, which is further described in this Circular, including in the section entitled “Interests of Tilray’s Directors and Management in the Arrangement” beginning on page [•] of this Circular (the “Tilray Advisory Compensation Proposal”);

4.
To approve the adjournment of the Tilray Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the Tilray Meeting to approve the Tilray Charter Amendment Proposal or the Tilray Share Issuance Proposal (the “Tilray Adjournment Proposal”).

The Tilray Charter Amendment Proposal, the Tilray Share Issuance Proposal, the Tilray Advisory Compensation Proposal and the Tilray Adjournment Proposals are together referred to as the “Tilray Proposals”.
Please note that the approval of Tilray Stockholders to each of the Tilray Charter Amendment Proposal and the Tilray Share Issuance Proposal is required in order to complete the Arrangement.
Q:	Does the Tilray Board support the Tilray Proposals
A:	Yes. The Tilray Board has unanimously determined that the Tilray Proposals are in the best interests of Tilray and recommends that the Tilray Stockholders vote FOR the Tilray Proposals.
In making its recommendation regarding the Tilray Proposals, the Tilray Board considered a number of factors as described in this Circular under “Description of the Arrangement – Our Reasons for the Arrangement” and “Description of the Arrangement – Recommendation of the Tilray Board”, and “Description of the Arrangement – Factors Considered by the Tilray Board”, including the opinions from Cowen and Imperial to the effect that, as of the date of such opinions, subject to the various assumptions, qualifications and limitations set forth therein, the Exchange Ratio of 0.8381 of a Tilray Share in exchange for each Aphria Share that is issued and outstanding, was fair, from a financial point of view, to Tilray. See “Description of the Arrangement – Opinion of Tilray’s Financial Advisors” and Appendix “H” and Appendix “I” to this Circular.
In making its recommendation regarding the Tilray Charter Amendment Proposal, the Tilray Board considered the benefits of the amendment to the Tilray Stockholders contained in the Tilray Charter Amendment Proposal and the Tilray Charter Amendment Proposal is further described in this Circular, including in the section titled “Amendments to Tilray’s Organizational Documents “ beginning on page [•].
The Tilray Advisory Compensation Proposal and Tilray Adjournment Proposals are further described in this Circular, including the section titled “Interests of Tilray’s Directors and Management in the Arrangement“ beginning on page [•], and “Purpose of the Tilray Meeting” beginning on page [•], respectively.
Q:	What approvals are required by Tilray Stockholders at the Tilray Meeting?
A:	Except for the Tilray Adjournment Proposal, the vote required to approve all of the proposals listed herein assumes the presence of a quorum.
No.	Proposal	Votes Necessary
1.	Tilray Charter Amendment Proposal
Approval requires the affirmative vote of the holders of a majority of the Tilray Shares outstanding and entitled to vote on the Tilray Charter Amendment Proposal.

A failure to vote, a broker non-vote or an abstention will have the same effect as a vote AGAINST the Tilray Charter Amendment Proposal.

2.	Tilray Share Issuance Proposal
Approval requires the affirmative vote of a majority of votes cast at the Tilray Meeting on the Tilray Share Issuance Proposal.

An abstention will have the same effect as a vote AGAINST the Tilray Share Issuance Proposal, while a broker non-vote or other failure to vote will have no effect on the outcome of the Tilray Share Issuance Proposal, so long as a quorum is present.

3.	Tilray Advisory Compensation Proposal
Approval requires the affirmative vote of the holders of a majority of the outstanding Tilray Shares, present or represented by proxy at the Tilray Meeting, and entitled to vote on the Tilray Advisory Compensation Proposal.

A failure to vote, a broker non-vote or an abstention will have the same effect as a vote AGAINST the Tilray Advisory Compensation Proposal.

4.	Tilray Adjournment Proposal
Approval requires the affirmative vote of the holders of a majority of the voting power of the shares of Tilray Shares present or represented by proxy at the Tilray Meeting and entitled to vote on such proposal.

An abstention will have the same effect as a vote AGAINST the Tilray Adjournment Proposal, while a broker non-vote or other failure to vote will have no effect on the outcome of the Tilray Adjournment Proposal.

Q:	How do I vote on the Tilray Proposals?
A:
You should carefully read and consider the information contained in this Circular. Registered Tilray Stockholders should then vote by (1) visiting the internet site listed on the enclosed Tilray proxy card, (2) calling the toll-free number listed on the enclosed Tilray proxy card or (3) submitting your enclosed Tilray proxy card by mail by using the provided self-addressed, pre-paid envelope. If you submit a proxy to vote your Tilray Shares via the internet or by telephone, you must do so no later than 11:59 p.m. on [•] (Eastern time). If you submit a proxy to vote your shares by mail, your completed Tilray proxy card must be received no later than 11:59 p.m. on [•] (Eastern time) (or if the Tilray Meeting is postponed or adjourned prior to the date of the postponed or adjourned Tilray Meeting). See “General Information about the Tilray Meeting and Voting – Registered Tilray Stockholders”.

If you hold your Tilray Shares through a broker, please follow the instructions on the voting instruction form provided by such broker to ensure that your vote is counted at the Tilray Meeting. See “General Information about the Tilray Meeting and Voting – Beneficial Tilray Stockholders”.
Q:	Should I send in my proxy now?
A:
Yes. To ensure your vote is counted, you should immediately complete and submit the enclosed form of proxy or voting instruction form. You are encouraged to vote well in advance of the proxy cut-off at 11:59 p.m. (Eastern time) on [•] 2021 (or if the Tilray Meeting is postponed or adjourned, prior to the date of the postponed or adjourned Tilray Meeting).

Q:	If my Tilray Shares are held by a broker, will they vote my Tilray Shares for me?
A:
A broker will vote the Tilray Shares held by you only if you provide instructions to such broker on how to vote or which election to make. If you fail to give proper instructions, those Tilray Shares will not be voted on your behalf. Tilray Stockholders should instruct their brokers to vote their Tilray Shares on their behalf by following the directions on the voting instruction form provided to them by their Intermediaries. Unless your Intermediary gives you its proxy to vote the Tilray Shares at the Tilray Meeting, you cannot vote those Tilray Shares owned by you at the Tilray Meeting. See “General Information about the Tilray Meeting and Voting – Beneficial Tilray Stockholders”.

Q:	Can I revoke my vote after I have voted by proxy?
A:
Yes. A Tilray Stockholder executing the enclosed form of proxy has the right to revoke it by either attending the Tilray Meeting and voting at the Tilray Meeting or providing a new proxy dated as at a later date, provided that the new proxy is received by Broadridge before 11:59 p.m. (Eastern time) on [•], 2021 (or if the Tilray Meeting is postponed or adjourned, prior the date of the postponed or adjourned Tilray Meeting). A registered Tilray Stockholder may also revoke any prior proxy without providing new voting instructions by clearly indicating in writing that such Tilray Stockholder wants to revoke his, her or its proxy and delivering this written document to (i) the registered office of Tilray at Tilray, Inc., c/o Corporate Secretary, 1100 Maughan Road, Nanaimo, BC, Canada, V9X IJ2, at any time up to and including the last Business Day preceding the day of the Tilray Meeting, or any adjournment of the Tilray Meeting, or (ii) the Chair of the Tilray Meeting at the Tilray Meeting or any postponement or adjournment thereof and prior to the vote in respect of the Tilray Charter Amendment Proposal or the Tilray Share Issuance Proposal or in any other way permitted by law.

If you hold your shares through a broker, the methods to revoke your proxy may be different and you should carefully follow the instructions provided to you by your Intermediary. See “General Information about the Tilray Meeting and Voting – Revocation of Proxies”.
Q:	Who can help answer my questions?
A:
If you have any questions about this Circular or the matters described in this Circular, please contact your professional advisor. Tilray Stockholders who would like additional copies, without charge, of this Circular or have additional questions about the procedures for voting Tilray Shares or making an election, should contact their broker or MacKenzie Partners by email, or at the numbers below.

Toll-Free Number:	1-800-322-2885
Call Collect:	1-212-929-5500
By Email:	proxy@mackenziepartners.com

ACCOUNTING PRINCIPLES
All financial statements and financial data derived therefrom included or incorporated by reference in this Circular pertaining to Aphria have been prepared in accordance with IFRS as issued by the International Accounting Standards Board, and are audited in accordance with Canadian generally accepted auditing standards and all financial statements and financial data derived therefrom included or incorporated by reference in this Circular pertaining to Tilray, including the unaudited pro forma condensed combined financial statements of Tilray, have been prepared and presented in accordance with U.S. GAAP. Accordingly, the presentation of the consolidated financial statements of Tilray and the unaudited pro forma condensed combined financial statements of Tilray may vary in material ways from financial statements prepared in accordance with IFRS. Management of Aphria and Tilray has reviewed the consolidated financial statements of Tilray and the unaudited pro forma condensed combined financial statements of Tilray included in this Circular and has determined that there are material U.S. GAAP to IFRS measurement differences applicable to such financial statements. For further details, see the notes to the unaudited pro forma condensed combined financial statements of Tilray set out in Appendix “L” to this Circular.
Pro forma financial information included in this Circular is for informational purposes only and is unaudited. All unaudited pro forma financial information contained in this Circular has been derived from underlying financial statements prepared and adjusted in accordance with U.S. GAAP and IFRS to illustrate the effect of the Arrangement. The pro forma financial information set forth in this Circular should not be considered to be what the actual financial position or other results of operations would have necessarily been had Aphria and Tilray operated as a single combined company as, at, or for the periods stated.
EXCHANGE RATE INFORMATION
The following table sets forth, for the periods indicated, the high, low, average and period-end daily average rates of exchange for US$1.00, expressed in Canadian dollars, posted by the Bank of Canada:
Year Ended December 31
	2020	2019	2018
	(C$)	(C$)	(C$)
Highest rate during the period	1.45	1.36	1.36
Lowest rate during the period	1.27	1.30	1.23
Average rate for the period	1.34	1.33	1.30
Rate at the end of the period	1.27	1.30	1.36
On [•], 2021, the daily average rate of exchange posted by the Bank of Canada for conversion of U.S. dollars into Canadian dollars was US$1.00 equals C$[•].
NOTICE REGARDING INFORMATION
NO CANADIAN OR U.S. SECURITIES REGULATORY AUTHORITY HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS JOINT PROXY STATEMENT/MANAGEMENT INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS AN OFFENCE.
Neither Aphria nor Tilray has authorized any Person to give any information or to make any representation in connection with the Arrangement or any other matters to be considered at the Aphria Meeting or the Tilray Meeting other than those contained in this Circular. If any such information or representation is given or made, such information or representation should not be relied upon as having been authorized or as being accurate. For greater certainty, to the extent that any information provided on either Aphria’s or Tilray’s website or by the proxy solicitation agent is inconsistent with this Circular, the information provided in this Circular should be relied upon.
This Circular does not constitute an offer to buy, or a solicitation of an offer to sell, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such an offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation.
Aphria Shareholders and Tilray Stockholders should not construe the contents of this Circular as legal, tax or financial advice and should consult with their own legal, tax, financial or other professional advisors.
All summaries of, and references to, the Arrangement Agreement, the Plan of Arrangement, the Aphria Support Agreements and the Tilray Support Agreements in this Circular are qualified in their entirety by, in the case of the Arrangement Agreement, the complete text of the Arrangement Agreement, a copy of which is attached as Appendix “A” to this Circular and is available on Aphria’s SEDAR profile at www.sedar.com and on Tilray’s EDGAR profile at www.sec.gov, and in the case of the Plan of Arrangement, the complete text of the Plan of Arrangement, a copy of which is attached as Appendix “B” to this Circular, in the case of the Aphria Support Agreements, the complete text of the Aphria Support Agreements available on Aphria’s SEDAR profile at www.sedar.com and on Tilray’s EDGAR profile at www.sec.gov, and in the case of the Tilray Support Agreements, the complete text of the Tilray Support Agreements available on Aphria’s SEDAR profile at www.sedar.com and on Tilray’s EDGAR profile atwww.sec.gov. Aphria Shareholders and Tilray Stockholders are urged to carefully read the full text of the Plan of Arrangement and the Arrangement Agreement.
This Circular contains industry, market and competitive position data from our own internal estimates and research as well as industry and general publications and research surveys and studies conducted by third parties. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. Our internal data and estimates are based upon information obtained from trade and business organizations and other contacts in the markets in which we operate and our management’s understanding of industry conditions. While we believe that each of these studies and publications is reliable, we have not independently verified market and industry data from third party sources. While we believe our internal company research is reliable and the market definitions are appropriate, neither such research nor these definitions have been verified by any independent source.
This Circular is dated [•], 2021. Information contained in this Circular is given as of [•], 2021, unless otherwise specifically stated and except for information contained in documents incorporated by reference herein, which is given as at the respective dates stated in such documents.
INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS
Certain statements in this Circular, including the documents incorporated by reference herein, constitutes forward-looking information or forward-looking statements under Canadian Securities Laws and within the meaning of Section 27A of the U.S. Securities Act and Section 21E of the U.S. Securities Exchange Act, which are intended to be covered by the safe harbour created by such sections and other applicable Laws. The forward-looking statements are expressly qualified by this cautionary statement. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future, and readers are cautioned that such statements may not be appropriate for other purposes. These statements may include, without limitation, statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Aphria, Tilray or the Combined Company. Forward-looking statements are typically identified by words such as “expect”, “intend”, “anticipate”, “believe”, “contemplate”, “foresee”, “forecast”, “future”, “could”, “enable”, “potential”, “estimate”, “project”, “goal”, “plan”, “seek”, “strive”, “will”, “would” “may” and “should” and similar expressions, although not all forward-looking statements contain these identifying words. Forward-looking statements reflect current beliefs of management of Aphria and Tilray with respect to future events and are based on information currently available to each respective management including based on reasonable assumptions, estimates, internal and external analysis and opinions of management of Aphria and Tilray concerning their experience, perception of trends, current conditions and expected developments as well as other factors that each respective management believes to be relevant as at the date such statements are made. Forward-looking statements involve significant known and unknown risks and uncertainties. Many factors could cause actual results, performance or achievement to be materially different from any future forward-looking statements. Aphria’s and Tilray’s estimates, beliefs and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. Aphria and Tilray can give no assurance that such estimates, beliefs and assumptions will prove to be correct. In particular, certain statements included in the sections entitled “Description of the Arrangement – Our Reasons for the Arrangement” and “Risks Related to the Combined Company” are forward-looking statements.

Any information or statements that are contained in this Circular, including the documents incorporated by reference herein, that are not statements of historical fact may be deemed to be forward-looking statements, including, but not limited to, statements with regards to:
•
expectations regarding whether the Arrangement will be consummated, including whether conditions to the consummation of the Arrangement will be satisfied, or the anticipated timing or closing of the Arrangement;

•
expectations regarding receipt of all Required Regulatory Approvals and the expiration of relevant waiting periods, shareholder approvals, court approvals and satisfaction of other customary closing conditions;

•	estimates of pro-forma financial information of the Combined Company, including in respect of expected revenues, margins, cash flow, profitability, and production of cannabis;
•	estimates of future costs applicable to sales, future capital expenditures, future cost reductions, and projected synergies including pre-tax synergies, cost savings and efficiencies;
•
the Combined Company anticipating to have scalable medical and adult-use cannabis platforms expected to strengthen the leadership position in Canada, internationally, and eventually in the United States;

•	the Combined Company being well positioned in the European cannabis markets Combined Company’s ability to leverage Tilray’s current European platforms;
•	the legalization of cannabis in the United States and the Combined Company being well positioned to compete in the United States market;
•	the Combined Company expecting to offer a diversified and branded product offering and distribution footprint, world-class cultivation, processing and manufacturing facilities;
•
the financial projections by Aphria, and the Aphria estimated synergies, including operational efficiencies expected to be generated as a result of the Arrangement in the amount of more than US$78 million (C$100 million) of pre-tax annual cost synergies;

•	anticipated tax treatment of the Arrangement for Aphria Shareholders;
•	expectations of future balance sheet strength and future equity, including expectations for the effects of the Arrangement on the Combined Company’s financial position, cash flow and growth prospects;
•	expectations that the Combined Company is expected to unlock significant shareholder value and realize the benefit of the Synergies;
•	any other strategic and financial benefits in connection with the Arrangement, including any anticipated future results and pro-forma financial information relating to the Combined Company;
•	the anticipated value of the Consideration to be received by the Aphria Shareholders, which may fluctuate in value due to trading prices of the Tilray Shares forming part of the Consideration;
•	expectations regarding the size and composition of the board of directors of the Combined Company;
•	expectations regarding the listing of Tilray Shares on the TSX following the Effective Time;
•	the number of Tilray Shares issuable to Aphria Shareholders and the expected ownership percentages of Tilray and Aphria Stockholders after the closing of the Arrangement; and
•	expectations that the Arrangement will allow the Combined Company to benefit from significant geographic diversification and economies of scale.
Certain material factors or assumptions are applied in making forward-looking statements. With respect to the Arrangement and this Circular, the expectations and assumptions expressed or implied in the forward-looking statements, include, but are not limited to the ability of the parties to receive, in a timely manner and on satisfactory terms, Aphria Shareholder Approval, Tilray Stockholder Approval, Regulatory Approvals and stock exchange and Court approvals for the Arrangement, the ability of the parties to satisfy, in a timely manner, the conditions to the closing of the Arrangement and other expectations and assumptions concerning the Arrangement.
The forward-looking statements contained in this Circular, including documents incorporated by reference herein, are subject to inherent risks and uncertainties and other factors which could cause actual results to differ materially from those anticipated by the forward-looking statements. The factors which could cause results to differ from current expectations include, but are not limited to:
•	the inherent uncertainty associated with financial or other projections or outlooks;
•	risks assumptions and expectations described in Aphria’s and Tilray’s critical accounting policies and estimates;
•	the adoption and impact of certain accounting pronouncements;
•	Aphria’s and Tilray’s future financial and operating performance;
•	the commercial and business plans of Aphria and Tilray;
•	the intention to grow the business, operations and potential activities of Aphria and Tilray;
•	the ability of Aphria and Tilray to complete the Arrangement;
•	Aphria’s and Tilray’s ability to maintain a strong financial position and manage costs;
•	the ability of Aphria and Tilray to maximize the utilization of their existing assets and investments;
•	that the completion of the Arrangement is subject to the satisfaction or waiver of a number of conditions as set forth in the Arrangement Agreement;
•	some or all the expected benefits of the Arrangement may fail to materialize or may not occur within the time periods anticipated by Aphria and Tilray;
•	the prompt and effective integration of the Combined Company;
•	the ability to achieve the anticipated synergies and value-creation contemplated by the Transaction;
•
the risk associated with Aphria’s and Tilray’s ability to obtain the approval of the Transaction by their shareholders required to consummate the Transaction and the timing of the closing of the Transaction, including the risk that the conditions to the Transaction are not satisfied on a timely basis or at all;

•	the risk that a consent or authorization that may be required for the Transaction is not obtained or is obtained subject to conditions that are not anticipated;
•	the outcome of any legal proceedings that may be instituted against the parties and others related to the Arrangement Agreement;
•	unanticipated difficulties or expenditures relating to the Transaction, the response of business partners and retention as a result of the announcement and pendency of the Transaction;
•	risks relating to the value of Tilray Shares to be issued in connection with the Transaction;
•	the impact of competitive responses to the announcement of the Transaction;
•	the diversion of management time on Transaction-related issues;
•	there can be no assurance that the Arrangement will occur or that the anticipated strategic benefits and operational, competitive and cost synergies will be realized;
•
the exchange ratio is fixed and there can be no assurance that the market value of the Tilray Shares that the holders of Aphria Shares may receive on the Effective Date will equal or exceed the market value of the Aphria Shares held by such Aphria Shareholders prior to the Effective Date;

•	changes in tax laws, regulations or future assessments;
•	failure to realize anticipated results, including revenue growth, anticipated cost savings or operating efficiencies from the Combined Company’s major initiatives, including those from restructuring;
•	assumptions and estimates required for the preparation of the pro forma financial statements may be materially different from the Combined Company’s actual results and experience in the future; and
•	risks or delays arising from or relating to the ongoing COVID-19 pandemic.

The foregoing risks or other risks arising in connection with the failure of the Arrangement, including the diversion of management attention from conducting the business of Aphria and Tilray may have a material adverse effect on Aphria’s and Tilray’s business operations, financial results and share price.
Readers are cautioned that the foregoing list of factors is not exhaustive. Other risks and uncertainties not presently known to Aphria and Tilray or that Aphria and Tilray presently believe are not material could also cause actual results or events to differ materially from those expressed in the forward-looking statements contained herein.
Additional information on these and other factors that could affect the operations or financial results of Aphria, Tilray or the Combined Company are included in reports filed by Aphria and Tilray with applicable securities regulatory authorities and may be accessed through EDGAR (www.sec.gov) and SEDAR (www.sedar.com), respectively. These risks and other factors are also discussed in more detail in this Circular under “Risk Factors”. Readers are encouraged to read such section in detail.
The forward-looking statements contained in this Circular, including the documents incorporated by reference herein, are expressly qualified in their entirety by this cautionary statement. Aphria and Tilray cannot guarantee that the results or events expressed or implied in any forward-looking statement and information will materialize and accordingly, readers are cautioned not to place undue reliance on these forward-looking statements, which reflect Aphria’s and Tilray’s expectations only as of the date of this Circular (or in the case of forward-looking statements in a document incorporated by reference herein, as of the date indicated in such document). Aphria and Tilray disclaim any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SUMMARY
This summary highlights the key aspects of the matters to be considered at the Aphria Meeting and the Tilray Meeting, but does not contain all of the information that is important to you. You should carefully read this entire document and the other documents we refer you to for a more complete understanding of the matters being considered at the meetings. This summary is qualified in its entirely by the more detailed information appearing elsewhere in this Circular, including the Appendices (which are incorporated into and form part of this Circular). Certain capitalized terms used in this summary are defined in the Glossary of Defined Terms found in Appendix “M” of this Circular.
The Companies
Aphria
Aphria Inc. is a leading global cannabis-lifestyle consumer packaged goods company, with operations in Canada, the United States, Europe and Latin America. Aphria’s mission is to be the trusted partner for our patients and consumers by providing them with a cultivated experience and health and wellbeing through high-quality, differentiated brands and innovative products. Headquartered in Leamington, Ontario, Aphria cultivates, processes, markets and sells medical and adult-use cannabis, cannabis-derived extracts and derivative cannabis products in Canada under the provisions of the Cannabis Act and globally pursuant to applicable international regulations. Aphria, through its SweetWater subsidiary, also manufactures, markets and sells alcoholic beverages in the United States.
Aphria Inc. exists under the laws of the OBCA and Aphria Shares are listed under the symbol “APHA” on the TSX in Canada and the Nasdaq in the U.S. Aphria Shares began trading on the TSX and Nasdaq on March 22, 2017 and June 8, 2020, respectively. Prior to being listed on the TSX and Nasdaq, the Aphria Shares were listed on the TSX Venture Exchange and the NYSE, respectively. Aphria’s head office is located at 98 Talbot Street West, Leamington, Ontario N8H 1M8, and its registered office is located at 1 Adelaide Street East, Suite 2310, Toronto, Ontario M5C 2V9.
For additional information about Aphria, see “Information Concerning Aphria”.
Tilray
Tilray, Inc. has supplied high-quality medical cannabis products to tens of thousands of patients in fifteen countries spanning five continents across the world through Tilray’s Subsidiaries in Australia, Canada, Germany, Latin America and Portugal and through agreements with established pharmaceutical distributors. Tilray cultivates medical and adult-use cannabis in Canada and medical cannabis in Europe.
The Tilray Shares are listed on the Nasdaq under the symbol “TLRY”. The Tilray Shares began trading on Nasdaq on July 20, 2018. Tilray’s head office and registered office is located at 1100 Maughan Road, Nanaimo, British Colombia V9X 1J2.
For additional information about Tilray, see “Information Concerning Tilray”.
Background to the Arrangement
On December 15, 2020, Aphria and Tilray entered into the Arrangement Agreement, which sets out the terms and conditions for implementing the Arrangement. The Arrangement Agreement is the result of extensive arm’s length negotiations conducted since December 2019 among Representatives of Aphria and Tilray.
A summary of the material events leading to the negotiation of the Arrangement and the material meetings, negotiations and discussions between Aphria and Tilray and their respective advisors that preceded the execution of the Arrangement Agreement and public announcement of the Arrangement is included in this Circular under “Description of the Arrangement – Background to the Arrangement”.

Reasons for the Arrangement
The Aphria Board and the Tilray Board each believe that, at this stage of development and expansion of the global cannabis market, companies with financial strength, a strategic footprint and scale, diverse product range, brand expertise and strong leadership are most likely to succeed in the long-term. The following are the key strategic and financial benefits of the Transaction:
•
World’s Largest Global Cannabis Company. On a pro forma basis for the last twelve months reported by each company prior to the date of the announcement of the Arrangement on December 16, 2020, the Combined Company would have had revenue of approximately US$685 million (C$874 million), which would have been the highest among publicly reporting cannabis companies globally over that period.

•
Strategic Footprint and Operational Scale. The Combined Company is expected to have the strategic footprint and operational scale necessary to compete more effectively in today’s consolidating cannabis market with a strong, flexible balance sheet, strong cash balance and access to capital which Aphria and Tilray believe will give it the ability to accelerate growth and deliver long-term sustainable value for stockholders.

•
Low-Cost State-of-the-Art Production & The Leading Canadian Adult-Use Cannabis Producer. The Combined Company is expected to have one of the lowest cost production operations with its state-of-the-art facilities. In addition, the Combined Company will have a portfolio of carefully curated brands across all consumer segments and a complete portfolio of Cannabis 2.0 products. In the adult-use market in Canada, the Combined Company, on a pro forma basis for the last twelve months reported by each company prior to the date of the announcement of the execution of the Arrangement Agreement on December 16, 2020, would have had gross revenue of US$232 million (C$296 million), which would have been the most of any Canadian licensed producer.

•
Positioned to Pursue International Growth. The Combined Company will be well-positioned to pursue growth opportunities with its end-to-end EU-GMP supply chain and distribution. Aphria is one of three companies selected in Germany to receive a license for the in-country cultivation of medical cannabis and has distribution capabilities that will support the Aphria and Tilray medical cannabis brands. Tilray’s EU-GMP cultivation and production facility in Portugal will provide the Combined Company with the capacity to cultivate and produce EU-GMP medical cannabis products in order to meet international demand and the Combined Company will be able to export products produced in such facility on a tariff-free basis to EU countries.

•
Enhanced Consumer Packaged Goods Presence and Infrastructure in the U.S. The Combined Company is expected to have an improved position from a corporate, branding and products perspective if cannabis is legalized under U.S. federal law and allow the Combined Company to leverage several established third-party partnerships. In the United States, the Combined Company will have a strong consumer packaged goods presence and infrastructure with two strategic pillars: SweetWater, a leading cannabis lifestyle branded craft brewer, and Manitoba Harvest, a pioneer in branded hemp, CBD and wellness products with access to 17,000 stores in North America.

•
Substantial Synergies. The combination of Aphria and Tilray is expected to deliver meaningful synergies arising from cost leadership and scale opportunities in the Canadian adult-use and medical cannabis sector. Within 24 months of the completion of the Transaction, the Combined Company expects to achieve approximately US$78 million (C$100 million) annual pre-tax cost synergies. The Combined Company expects to achieve cost synergies in the key areas of cultivation and production, cannabis and product purchasing, sales and marketing and corporate expenses.

•
Proven Leadership Team. The Combined Company will be led by a best-in-class management team and board of directors, with strong track records in consumer-packaged goods and cannabis experience internationally.

Recommendations of the Boards of Directors
Aphria Board Recommendation
After careful consideration, consultation with its legal and financial advisors and reviewing the Aphria Fairness Opinion, the Aphria Board unanimously determined that the Arrangement is in the best interests of Aphria and the Arrangement is fair to Aphria Shareholders.

The Aphria Board unanimously recommends that Aphria Shareholders vote FOR the Aphria Resolution.
Tilray Board Recommendation
On December 15, 2020, after careful consideration, consultation with its legal and financial advisors and reviewing the Tilray Fairness Opinions, the Tilray Board unanimously determined that the Arrangement Agreement and related transactions and agreements, are in the best interests of, and are advisable to, Tilray and the Tilray Stockholders.
On February 19, 2021, the Tilray Board also determined that the Tilray Charter Amendment Proposal is advisable and in the best interests of the Tilray Stockholders.
Accordingly, the Tilray Board unanimously recommends that Tilray Stockholders vote FOR the Tilray Proposals.
Opinions of Financial Advisors
Aphria Fairness Opinion
Aphria retained Jefferies LLC (“Jefferies”) to render an opinion to the Aphria Board as to the fairness, from a financial point of view, to Aphria Shareholders of the Exchange Ratio. On December 15, 2020, Jefferies delivered its opinion, subsequently confirmed in writing, to the Aphria Board to the effect that, as at the date thereof, based upon the scope of review and subject to the assumptions, limitations, qualifications, procedures and other factors set out therein, the Exchange Ratio is fair, from a financial point of view, to the Aphria Shareholders. See “Description of the Arrangement – Opinion of Aphria’s Financial Advisor”.
The full text of Jefferies’ fairness opinion, setting out the scope of review, assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the Jefferies opinion, is attached as Appendix “G” to this Circular. This summary of the Aphria Fairness Opinion is qualified in its entirety by reference to the full text of the Aphria Fairness Opinion. Aphria Shareholders are urged to read the Aphria Fairness Opinion in its entirety for the assumptions made, procedures followed, other matters considered and limits of the review by Jefferies.
Tilray Fairness Opinions
Tilray retained Cowen and Company, LLC (“Cowen”) and Imperial Capital, LLC (“Imperial”) to render opinions to the Tilray Board as to the fairness, from a financial point of view, to Tilray of the Exchange Ratio provided for under the terms of the Arrangement Agreement (together, the “Tilray Fairness Opinions”).
On December 15, 2020, Cowen delivered certain of its written analyses and its oral opinion to the Tilray Board, subsequently confirmed in writing, as of the same date, to the effect that and subject to the various assumptions, qualifications and limitations set forth therein, as of December 15, 2020, the Exchange Ratio of 0.8381 of a Tilray Share in exchange for each Aphria Share that is issued and outstanding, was fair, from a financial point of view, to Tilray. See “Description of the Arrangement – Opinion of Tilray’s Financial Advisors – Opinion of Cowen”.
On December 15, 2020, Imperial delivered certain of its written analyses and its oral opinion to the Tilray Board, subsequently confirmed in writing as of the same date, to the effect that and subject to the various assumptions, qualifications and limitations set forth therein, the Exchange Ratio of 0.8381 was fair, from a financial point of view, to Tilray. See “Description of the Arrangement – Opinion of Tilray’s Financial Advisors”.
The full text of the Tilray Fairness Opinions, which sets forth the assumptions made, general procedures followed, matters considered and limitations on the review undertaken by Cowen and Imperial, is reproduced as Appendix “H” and Appendix “I”, respectively, to this Circular. The full text of the written opinions of Cowen, dated December 15, 2020, and the written opinion of Imperial, dated December 15, 2020, are incorporated by reference. This summary of the Tilray Fairness Opinions is qualified in its entirety by reference to the full text of the Tilray Fairness Opinions. Tilray Stockholders are urged to read the Tilray Fairness Opinions in their entirety for the assumptions made, procedures followed, other matters considered and limits of the review by Cowen and Imperial, respectively.
Interests of Directors and Management in the Arrangement
In considering the respective recommendations of the Aphria Board and Tilray Board with respect to the Arrangement, Aphria Shareholders and Tilray Stockholders should respectively be aware that certain members of the

Aphria Board and Tilray Board and of Aphria’s and Tilray’s management, respectively, have interests in connection with the transactions contemplated by the Arrangement that may be different from, or in addition to, the interests of Aphria Shareholders and Tilray Stockholders, respectively. Each of the Aphria Board and Tilray Board is aware of these interests and considered them along with the other matters described above in “Description of the Arrangement – Our Reasons for the Arrangement”.
Court Approval
Interim Order
On [•], 2021, the Court granted the Interim Order ratifying and confirming the calling of the Aphria Meeting and confirming certain procedural matters in respect of the Aphria Meeting, and other matters. A copy of the Interim Order is attached as “Appendix “D” ” to this Circular.
Final Order
An arrangement under the OBCA requires Court approval. Subject to the terms of the Arrangement Agreement, and upon obtaining Aphria Shareholder Approval in the manner required by the Interim Order, Aphria will apply to the Court for the Final Order. The application for the Final Order approving the Arrangement is scheduled for [•], 2021 at 10:00 a.m. (Eastern time), or as soon after that date as is practicable. At the Final Order hearing, any Aphria Shareholder or holder of Aphria Options, Aphria RSUs, Aphria DSUs or Aphria Warrants or other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing with the Court and serving upon Aphria and Tilray a Notice of Appearance in accordance with the terms of the Interim Order. In the event that the hearing is postponed, adjourned or rescheduled then, subject to further order of the Court, only those persons having previously served a Notice of Appearance in compliance with the Interim Order will be given notice of the postponement, adjournment or rescheduled date. Such persons should consult their legal advisors as to the necessary requirements. See “Appendix “E” – Notice of Application of Final Order”.
The Court will be advised, prior to the hearing, that the Court’s approval of the Arrangement (and determination of the fairness thereof), will constitute the basis for reliance on the exemption from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof, with respect to the issuance and distribution of the Tilray Shares to be issued by Tilray to Aphria Shareholders pursuant to the Arrangement and with respect to the issuance and distribution of the Replacement Options, Replacement RSUs, Replacement DSUs and Replacement Warrants to be issued to holders of Aphria Options, Aphria RSUs, Aphria DSUs, and 2016 Aphria Warrants respectively. See “U.S. Securities Law Matters”.
The Court has broad discretion under the OBCA when making orders with respect to the Arrangement and the Court, in hearing the application for the Final Order, will consider, among other things, the fairness and reasonableness of the Arrangement to the parties affected, including Aphria Shareholders and holders of Aphria Options, Aphria RSUs, Aphria DSUs, Aphria Warrants and other stakeholders as the Court determines appropriate, both from a substantive and a procedural point of view. The Court may approve the Arrangement as proposed or as amended, in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit. Depending on the nature of any required amendments, Aphria and Tilray may determine not to proceed with the Arrangement.
Letter of Transmittal
A Letter of Transmittal has been mailed, together with this Circular, to each person who was a registered Aphria Shareholder on the Aphria Record Date. Each registered Aphria Shareholder must forward a properly completed and signed Letter of Transmittal, with accompanying Aphria share certificate(s) or DRS Statement(s) and all other required documents, as applicable as set out in the Letter of Transmittal, in order to receive the Consideration to which such Aphria Shareholder is entitled under the Arrangement. It is recommended that Aphria Shareholders complete, sign and return the Letter of Transmittal with accompanying Aphria share certificate(s) or DRS Statement(s) to the Depositary as soon as possible.
Any Letter of Transmittal, once deposited with the Depositary, shall be irrevocable and may not be withdrawn by an Aphria Shareholder except that all Letters of Transmittal will be automatically revoked if the Depositary is notified in writing by Aphria and Tilray that the Arrangement Agreement has been terminated or that the Arrangement is not completed. If a Letter of Transmittal is automatically revoked, the share certificate(s) or DRS Statement(s) for the Aphria Shares received with the Letter of Transmittal will be promptly returned to the Aphria Shareholder submitting the same at the address specified in the Letter of Transmittal.

See “Description of the Arrangement – Letter of Transmittal”.
Regulatory Matters
Competition Act Approval
The Competition Act requires that, subject to limited exceptions, parties to a Notifiable Transaction, cannot complete such transaction until the earlier of (i) the expiry or the termination of the applicable waiting period by the Commissioner, or (ii) the date that an ARC or “no-action” letter has been issued by the Commissioner.
The Arrangement is a Notifiable Transaction and constitutes a “merger” for the purposes of the Competition Act. The Commissioner issued a “no-action” letter in respect of the Arrangement on February 10, 2021.
See “Regulatory Matters – Competition Act Approval”.
HSR Act Approval
Under the HSR Act, parties to transactions that meet certain thresholds must notify in advance the Antitrust Division of the DOJ and the FTC and observe a statutory waiting period before the Transaction can close. The Arrangement is subject to these notifications and waiting period requirements under the HSR Act. On or about January 4, 2021, the Parties submitted to the DOJ and FTC the notifications required under the HSR Act. The statutory waiting period expired on February 3, 2021.
See “Regulatory Matters – HSR Act Approval”.
German FDI Approval
Germany’s review of foreign direct investments is governed by the Foreign Trade and Payments Act and the German Foreign Trade and Payments Ordinance. A filing can be mandatory or voluntary depending on the activities of the target and the nationality of the acquirer. If a filing is mandatory, the transaction cannot be consummated until it is cleared by the German Federal Ministry of Economic Affairs and Energy (the “Ministry”). Clearance is deemed to be granted if the Ministry does not open a full review within two months of the initial notification. Aphria and Tilray have made a voluntary filing on January 28, 2021. See “Regulatory Matters – German FDI Approval”.
Health Canada Notification
On January 5, 2020, Aphria submitted the required formal notification to Health Canada. Since then, Aphria has responded to further information requests from Health Canada. See “Regulatory Matters – Health Canada Notification”.
Issue and Resale of Tilray Shares Received in the Arrangement
The issuance of Tilray Shares pursuant to the Arrangement will constitute distributions of securities which are exempt from the prospectus requirements of the Canadian Securities Laws and, subject to the satisfaction of certain conditions, will not be subject to resale restrictions. Recipients of Tilray Shares are urged to obtain legal advice to ensure that their resale of such securities complies with laws applicable to them, including Canadian Securities Laws. See “Canadian Securities Law Matters – Qualification – Resale of Tilray Shares”.
The Tilray Shares to be issued pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act and will be issued in reliance on the exemption afforded by section 3(a)(10) of the U.S. Securities Act and corresponding exemptions from the registration or qualification requirements of state securities laws. Section 3(a)(10) of the U.S. Securities Act exempts from registration the offer and sale of a security which is issued in specified exchange transactions where, among other things, the fairness of the terms and conditions of such exchange are approved after a hearing on the fairness of such terms and conditions, at which all persons to whom it is proposed to issue securities in such exchange have the right to appear, by a court or governmental authority expressly authorized by Law to grant such approval and to hold such a hearing. Accordingly, the Final Order, if granted by the Court, constitutes a basis for the exemption from the registration requirements of the U.S. Securities Act with respect to the Tilray Shares issued in connection with the Arrangement. See “U.S. Securities Law Matters – Exemption Relied Upon from the Registration Requirements of the U.S. Securities Act”.

The Tilray Shares to be issued under the Arrangement will not be subject to resale restrictions under the U.S. Securities Act, except that the U.S. Securities Act imposes restrictions on the resale of Tilray Shares received pursuant to the Arrangement by persons who are at the time of a resale, or who were within three months before the resale, “affiliates” of Tilray. An “affiliate” of an issuer is a person that, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer. Typically, persons who are executive officers, directors or 10% or greater shareholders of an issuer may be considered to be its “affiliates”. See “U.S. Securities Law Matters – Resale of Tilray Shares Within the United States”.
Pro Forma Economic Ownership of the Combined Company
Upon completion of the Transaction, it is estimated that the Exchange Ratiao will result in Aphria Shareholders and Tilray Stockholders owning approximately 62% and 38%, respectively, of the outstanding economic interest in the Combined Company on a fully diluted basis. See “Description of the Arrangement – Pro Forma Economic Ownership of the Combined Company”.
Stock Exchange Listing and Reporting Issuer Status
The Tilray Shares currently trade on the Nasdaq under the symbol “TLRY”. Tilray will apply to list the Tilray Shares issuable under the Arrangement on the Nasdaq and it is a condition of closing that Tilray will have obtained approval for this listing (subject to customary conditions).
If the Arrangement is completed, Tilray intends to have the Aphria Shares delisted from the TSX. In addition, Tilray currently expects to list the Tilray Shares on the TSX at, or as soon as practicable following, the Effective Time, which will trade in Canadian dollars. Consequently, following the closing, Aphria Shareholders are expected to be able to trade their Tilray Shares on either exchange, in either currency.
Upon completion of the Arrangement, Tilray will become a reporting issuer in all of the provinces and territories of Canada by virtue of the completion of the Arrangement with Aphria. Tilray may be exempted from certain Canadian statutory financial and certain other continuous and timely reporting requirements. See “U.S. Securities Law Matters” and “Canadian Securities Law Matters”.
Treatment of Outstanding Aphria Convertible Securities
All outstanding Aphria Options (other than any Continuing Aphria Option), Aphria RSUs (other than any Continuing Aphria RSU), Aphria DSUs (other than any Continuing Aphria DSU), whether vested or unvested, and 2016 Aphria Warrants shall be exchanged at the Effective Time for Replacement Options, Replacement RSUs, Replacement DSUs and Replacement Warrants, respectively.
All outstanding 2020 Aphria Warrants, Continuing Aphria DSUs, Continuing Aphria Options and Continuing Aphria RSUs shall cease to represent a warrant, deferred share unit, option, restricted share unit or other right to acquire Aphria Shares and shall represent a right to receive Tilray Shares in accordance with their terms. See “Description of the Arrangement – Recommendation of the Aphria Board”.
The Arrangement Agreement
The Arrangement Agreement provides for, among other things, the conditions that need to be satisfied or waived prior to the filing of the Articles of Arrangement and the implementation of the Plan of Arrangement. The following is a summary of certain terms of the Arrangement Agreement and is qualified in its entirety by the full text of the Arrangement Agreement, a copy of which is attached to this Circular as Appendix “A” and is available on SEDAR at www.sedar.com under Aphria’s SEDAR profile and on EDGAR at www.sec.gov under Tilray’s EDGAR profile.
See “The Arrangement Agreement”.
Covenants, Representations and Warranties
The Arrangement Agreement contains certain customary and negotiated covenants and representations and warranties for an agreement of this type, which are summarized in this Circular.
See “The Arrangement Agreement and Related Agreements – Covenants” and “The Arrangement Agreement and Related Agreements – Representations and Warranties”.

Conditions to the Arrangement
The obligations of Aphria and Tilray to complete the Arrangement are subject to the satisfaction or waiver of certain conditions set out in the Arrangement Agreement which are summarized in this Circular. These conditions include, among other things, obtaining the Aphria Shareholder Approval and the Tilray Stockholder Approval, the Final Order and the Required Regulatory Approvals and the absence of a Material Adverse Effect with respect to Aphria and Tilray.
See “The Arrangement Agreement and Related Agreements – Conditions to Completion of the Arrangement”.
Non-Solicitation Provisions
Each of Aphria and Tilray is subject to restrictions on its ability to solicit proposals from third parties with respect to Acquisition Proposals, to provide non-public information to, or to participate or engage in discussions or negotiations with third parties or take certain other actions regarding any Acquisition Proposal, with customary exceptions for unsolicited Acquisition Proposals in the event, among other things, that such Party’s board of directors determines in good faith that such Acquisition Proposals are, or could reasonably be expected to lead to, a Superior Proposal.
See “The Arrangement Agreement and Related Agreements – Covenants Regarding Non-Solicitation”.
Termination
Termination of the Arrangement Agreement
The Arrangement Agreement contains certain termination rights for each of Aphria and Tilray, subject to certain limitations on termination set out in the Arrangement Agreement and in certain circumstances the payment of the Aphria Termination Amount or the Tilray Termination Amount, as applicable, including but not limited to the right of either Party to terminate in the event that: (a) the Arrangement has not occurred on or before the Outside Date, which Outside Date may be extended for up to 60 days in the event that the Required Regulatory Approvals have not been obtained; (b) no Law being in effect that makes the Transaction illegal or otherwise prevents the Parties from completing the Transaction, (c) the approval of the Aphria Resolution by Aphria Shareholders is not obtained; (d) the approval of the Tilray Resolutions by Tilray Stockholders is not obtained; (e) there is an Aphria Change in Recommendation; (f) there is a Tilray Change in Recommendation, or (g) it enters into a written agreement with respect to a Superior Proposal.
See “The Arrangement Agreement and Related Agreements – Termination”.
Termination Amount
The obligations of Aphria and Tilray to consummate the Arrangement are subject to certain conditions, including, but not limited to, (a) obtaining the Final Order, (b) obtaining the Aphria Shareholder Approval and the Tilray Stockholder Approval, (c) the Required Regulatory Approvals having been obtained, (d) no Law being in effect that makes the Transaction illegal or otherwise prevents the parties from completing the Transaction, (e) no Material Adverse Effect having occurred in respect of the other Party, (f) subject to certain materiality exceptions, the accuracy of the representations and warranties of the other Party, and (g) the performance in all material respects by the other Party of its covenants under the Arrangement Agreement.
A termination amount of C$65 million is payable in certain circumstances. These include if (i) the Arrangement Agreement is terminated by either Party (A) due to a Change in Recommendation by the other Party; (B) if the other Party is in material breach of its non-solicitation covenants under the Arrangement Agreement; (ii) the Arrangement Agreement is terminated by the other Party to enter into an agreement with respect to a Superior Proposal; or (iii) the other Party is unable to obtain shareholder approval or has committed a willful breach of its representations, warranties or covenants and (A) prior to such termination, an Acquisition Proposal was publicly announced for the other party, and (B) within 12 months of the termination of the Arrangement Agreement, the other party completes an Acquisition Proposal or enters into an Acquisition Proposal and such Acquisition Proposal is subsequently completed (provided that the term “Acquisition Proposal” in this paragraph has the meaning given to such term in this Circular except that a reference to “20 per cent” should instead refer to “50 per cent”).
See “The Arrangement Agreement and Related Agreements – Termination Amounts”.

Procedure for the Arrangement to Become Effective
The Arrangement will be implemented by way of a Court approved Plan of Arrangement under the OBCA pursuant to the terms of the Arrangement Agreement. The following procedural steps must be taken in order for the Arrangement to become effective:
•	the Arrangement must be approved by the Aphria Shareholders in the manner set forth in the Interim Order;
•	the Court must grant the Final Order approving the Arrangement; and
if all other conditions precedent to the Arrangement set out in the Arrangement Agreement, including the Tilray Stockholder Approval and the approvals under the HSR Act and the Competition Act, have been satisfied or waived by the appropriate party, Aphria will file the Articles of Arrangement to effect the Arrangement. For a description of the other conditions precedent see “The Arrangement Agreement and Related Agreements – Conditions to Completion of the Arrangement”.
Effect of the Arrangement
If the Aphria Resolution is passed, the Tilray Proposals are approved and all other conditions to closing of the Arrangement are satisfied or waived and the Arrangement is completed, among other things, Tilray will acquire all of the issued and outstanding Aphria Shares and Aphria will become a wholly-owned subsidiary of Tilray.
Pursuant to the Arrangement, each Aphria Shareholder (other than Aphria Dissenting Shareholders) will receive, for each Aphria Share held, 0.8381 of a Tilray Share.
See “Description of the Arrangement – Recommendation of the Aphria Board”.
The Aphria Board believes that the Arrangement is in the best interest of Aphria and is fair to the Aphria Shareholders. The Aphria Board unanimously recommends that Aphria Shareholders vote FOR the Aphria Resolution.
Board of Directors of the Combined Company
The Arrangement Agreement and related documents provide that, after completion of the Transaction, the board of directors of the Combined Company will consist of nine members. The board of directors of the Combined Company will include the seven existing Aphria Board members, being Irwin D. Simon, Renah Persofsky, Jodi Butts, John M. Herhalt, David Hopkinson, Tom Looney and Walter Robb, the current Tilray Chief Executive Officer, being Brendan Kennedy, and one remaining director to be designated by the Tilray Board who shall be a Canadian citizen or qualifying permanent resident and shall have applied to obtain security clearances as required by applicable law. See “Governance and Management of the Combined Company – Board of Directors of the Combined Company”.
Irwin D. Simon will be the chairman of the board of directors of the Combined Company.
Executive Officers and Principal Offices of Combined Company
The Combined Company’s executive officers will be selected from Aphria and Tilray management. See “Governance and Management of the Combined Company”.
Following the completion of the Transaction, the Combined Company will have principal offices in Canada (Toronto, Leamington and Vancouver Island), the United States (New York and Seattle), Portugal and Germany.
The Meetings
Aphria Meeting
The purpose of the Aphria Meeting is for Aphria Shareholders to consider and, if thought advisable, approve, with or without variation, the Aphria Resolution with respect to the Arrangement pursuant to the OBCA involving, among other things, the acquisition by Tilray of all of the outstanding Aphria Shares pursuant to the Arrangement Agreement.
The Aphria Board recommends that Aphria Shareholders vote FOR the Aphria Resolution. To be effective, the Aphria Resolution must be approved, with or without variation, by the affirmative vote of at least two-thirds of the votes cast on the Aphria Resolution by Aphria Shareholders, virtually present or represented by proxy at the Aphria Meeting.
See “Description of the Arrangement – Interests of Aphria’s Directors and Management in the Arrangement”.

Tilray Meeting
The purpose of the Tilray Meeting is for Tilray Stockholders to consider and vote on a proposal to approve, the Tilray Share Issuance Proposal, the Tilray Charter Amendment Proposal, the Tilray Advisory Compensation Proposal and the Tilray Adjournment Proposal.
The Tilray Board recommends that Tilray Stockholders vote FOR the Tilray Share Issuance Proposal, the Tilray Charter Amendment Proposal, the Tilray Advisory Compensation Proposal and the Tilray Adjournment Proposal.
See “General Information about the Tilray Meeting and Voting – Required Vote”.
Aphria Shareholder Approval
The procedures for approval of the Aphria Resolution by Aphria Shareholders are subject to the Interim Order. In accordance with the Interim Order, each holder of Aphria Shares is entitled to vote on the Aphria Resolution at the Aphria Meeting. The Aphria Resolution must be approved by Aphria Shareholders holding at least two-thirds of the votes cast by Aphria Shareholders, whether present in person or represented by proxy, at the Aphria Meeting.
Approval for Tilray Proposals
Except for the Tilray Adjournment Proposal, the vote required to approve all of the proposals listed herein assumes the presence of a quorum.
No.	Proposal	Votes Necessary
1.	Tilray Charter Amendment Proposal
Approval requires the affirmative vote of the holders of a majority of the Tilray Shares outstanding and entitled to vote on the Tilray Charter Amendment Proposal.

A failure to vote, a broker non-vote or an abstention will have the same effect as a vote AGAINST the Tilray Charter Amendment Proposal.

2.	Tilray Share Issuance Proposal
Approval requires the affirmative vote of a majority of votes cast at the Tilray Meeting on the Tilray Share Issuance Proposal.

An abstention will have the same effect as a vote AGAINST the Tilray Share Issuance Proposal, while a broker non-vote or other failure to vote will have no effect on the outcome of the Tilray Share Issuance Proposal, so long as a quorum is present.

3.	Tilray Advisory Compensation Proposal
Approval requires the affirmative vote of the holders of a majority of the outstanding Tilray Shares, present or represented by proxy at the Tilray Meeting, and entitled to vote on the Tilray Advisory Compensation Proposal.

A failure to vote, a broker non-vote or an abstention will have the same effect as a vote AGAINST the Tilray Advisory Compensation Proposal.

4.	Tilray Adjournment Proposal
Approval requires the affirmative vote of the holders of a majority of the voting power of the shares of Tilray Shares present or represented by proxy at the Tilray Meeting and entitled to vote on such proposal.

An abstention will have the same effect as a vote AGAINST the Tilray Adjournment Proposal, while a broker non-vote or other failure to vote will have no effect on the outcome of the Tilray Adjournment Proposal.

Aphria Shareholder Dissent Rights
Section 185 of the OBCA provides registered shareholders of a corporation with the right to dissent from certain resolutions that effect extraordinary corporate transactions or fundamental corporate changes. The Interim Order expressly provides registered Aphria Shareholders with the right to dissent from the Aphria Resolution pursuant to Section 185 of the OBCA in the manner set forth in Sections 185 of the OBCA, with modifications or supplements to the provisions of Sections 185 as provided in the Plan of Arrangement and the Interim Order. Any registered Aphria Shareholder who dissents from the Aphria Resolution in compliance with Section 185 of the OBCA, as modified or supplemented by the Plan of Arrangement and the Interim Order, will be entitled, if ultimately successful and in the event the Arrangement becomes effective, to be paid the fair value of the Aphria Shares held by such Aphria Dissenting Shareholder determined as of the close of business on the last Business Day before the day on which the Arrangement is approved by Aphria Shareholders at the Aphria Meeting.
Failure to strictly comply with the requirements with respect to the Dissent Rights set forth in the OBCA, the Plan of Arrangement and the Interim Order will result in the loss of any right to dissent. Anyone who is a beneficial owner of Aphria Shares registered in the name of an Intermediary and who wishes to dissent should be aware that only registered Aphria Shareholders are entitled to exercise Dissent Rights.
If you wish to exercise Dissent Rights, you should review the requirements summarized in this Circular carefully and consult with your legal advisor. See “Aphria Dissenting Shareholders’ Rights”, “General Information about the Aphria Meeting and Voting – Aphria Dissenting Shareholders’ Rights”, and “Appendix “K” of this Circular.
Accounting Treatment
The Combined Company will account for the acquisition pursuant to the Arrangement Agreement as a reverse acquisition using the acquisition method of accounting in accordance with generally accepted accounting principles in U.S. GAAP requires that either Tilray or Aphria be designated as the acquirer for accounting purposes based on the evidence available. Aphria will be treated as the acquiring entity for accounting purposes.
In identifying Aphria as the acquiring entity, Tilray and Aphria reviewed the accounting guidance as provided in Accounting Standards Codification 805, Business Combinations, which takes into account the type of consideration, the structure of the Arrangement and the other transactions contemplated by the Arrangement Agreement, relative outstanding share ownership, the composition of the Combined Company board of directors, designation of senior management positions of the Combined Company, particularly the chief executive officer, relative voting rights, and the relative size as measured by assets, revenue or earnings as well as other metrics an investor would use for evaluating the respective company’s current and future financial performance.
Certain Canadian Federal Income Tax Considerations
Pursuant to the Arrangement, a Resident Holder, other than a Resident Dissenter, will exchange their Aphria Shares for Tilray Shares. Generally, such Resident Holder will be considered to have disposed of such Aphria Shares for proceeds of disposition equal to the aggregate fair market value at the Effective Time of the Tilray Shares received by such Resident Holder under the Arrangement, and will realize a capital gain (or a capital loss) to the extent that such proceeds of disposition exceed (or are less than) the aggregate of the Resident Holder’s adjusted cost base of the Aphria Shares immediately before the time of disposition and any reasonable costs of disposition.
Aphria Shares held by a Non-Resident Holder, other than a Non-Resident Dissenter, will be exchanged for Tilray Shares as part of the Arrangement. Generally, such Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on the disposition of Aphria Shares under the Arrangement unless the Aphria Shares are “taxable Canadian property” and are not “treaty-protected property” to the Non-Resident Holder.
The foregoing summary is qualified in its entirety by the summary set forth in this Circular under the heading “Certain Canadian Federal Income Tax Considerations”. Aphria Shareholders should consult their own tax advisors regarding the Canadian federal income tax consequences of the Arrangement.
Certain U.S. Federal Income Tax Considerations
Aphria Shareholders should carefully read the information in this Circular under “Certain U.S. Federal Income Tax Considerations” which qualifies the information set out below and should consult their own tax advisors.
Aphria Shareholders should not recognize gain or loss as a result of the Arrangement for U.S. tax purposes. Each holder’s aggregate tax basis in Tilray Shares received in the Arrangement, should equal the aggregate tax basis of the holder’s Aphria Shares surrendered in the Arrangement. Each holder’s holding period for Tilray Shares received in the Arrangement should include such holder’s holding period for the Aphria Shares surrendered in the Arrangement.

Holders who acquired different blocks of Aphria Shares with different holding periods and tax bases must generally apply the foregoing rules separately to each identifiable block of Aphria Shares. Any such holder should consult its tax advisor with regard to identifying the bases or holding periods of the particular shares of Tilray Shares received in the Arrangement.
Support Agreements
Aphria Support Agreements
Simultaneously with the execution of the Arrangement Agreement, management and the Tilray Board and certain holders of Aphria Shares (the “Aphria Supporting Shareholders”) have entered into a voting and support agreements (the “Aphria Support Agreements”), pursuant to which the Aphria Supporting Shareholders agreed, among other things, to vote their Aphria Shares in favour of the Aphria Resolution. The Aphria Support Agreements terminate upon the occurrence of certain events, including the termination of the Arrangement Agreement in accordance with its terms. See “General Information about the Aphria Meeting and Voting – Aphria Agreement”.
Tilray Support Agreements
Simultaneously with the execution of the Arrangement Agreement, management and the Aphria Board and certain holders of Tilray Shares (the “Tilray Supporting Stockholders”) have entered into a voting and support agreements (the “Tilray Support Agreements”), pursuant to which the Tilray Supporting Stockholders agreed, among other things, to vote their Tilray Shares in favour of the Tilray Resolutions. Pursuant to the Tilray Support Agreement entered into between Aphria and Brendan Kennedy, Mr. Kennedy provided additional covenants to, among other things, vote his Tilray Subject Shares in favor of certain governance measures and in support of any other measures put forward by management of the Combined Company for a period from and after the Effective Time until the Business Day immediately following the second annual general meeting of Tilray Stockholders to occur after the Effective Time. The Tilray Support Agreements terminate upon the occurrence of certain events, including the termination of the Arrangement Agreement in accordance with its terms. See “General Information about the Tilray Meeting and Voting – Tilray Support Agreement”.
No Fractional Shares
In no event shall any Aphria Shareholder be entitled to a fractional Tilray Share. Where the aggregate number of Tilray Shares to be issued to an Aphria Shareholder as Consideration under the Arrangement would result in a fraction of a Tilray Share being issuable, the number of Tilray Shares to be received by such Aphria Shareholder shall be rounded down to the nearest whole Tilray Share.
See “Description of the Arrangement – No Fractional Shares”.
Risk Factors
There are a number of risk factors relating to the Arrangement, the business of Aphria, the business of Tilray and the business of the Combined Company, all of which should be carefully considered by Aphria Shareholders and Tilray Stockholders.
See “Risk Factors – Risks Related to the Arrangement”, “The Arrangement Agreement and Related Agreements – Risks”, “Information Concerning Tilray – Risks and Uncertainties” and “Risk Factors – Risks Related to the Combined Company”.
Aphria Selected Historical Financial Information
The following tables present selected consolidated summary financial data for Aphria as of and for the six months ended November 30, 2020 and as of and for each of the fiscal years ended May 31, 2020, May 31, 2019 and May 31, 2018. This data has been derived from the unaudited condensed interim consolidated financial statements for the three and six months ended November 30, 2020 and from the audited consolidated financial statements for the years ended May 31, 2020 and May 31, 2019, which are incorporated by reference into this Circular, and have been prepared in accordance with International Financing Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and Interpretations of the IFRS Interpretations Committee.

The information set forth below is not necessarily indicative of future results and should be read together with the other information contained in Aphria’s unaudited condensed interim consolidated financial statements for the three and six months ended November 30, 2020 and Aphria’s audited consolidated financial statements for the years ended May 31, 2020 and May 31, 2019, together with the other information contained therein.
	Six Months Ended November 30	Years ended May 31
(CAD$ in thousands, except per share amounts)	2020	2020	2019	2018
Consolidated Results of Operations Data:
Net Revenue	$306,221	$543,339	$237,110	$36,917
Gross profit before fair value adjustments	$87,085	$133,759	$62,538	$27,912
Gross profit	$114,771	$191,975	$75,421	$40,887
Operating Loss	$(22,468)	$(66,057)	$(145,155)	$(12,428)
Net income / (loss)	$(125,693)	$(84,634)	$(16,499)	$29,448
Net loss per share - basic and diluted	$(0.43)	$(0.33)	$(0.07)	$0.18
	Six Months Ended November 30	May 31
(CAD$ in thousands)	2020	2020	2019	2018
Consolidated Balance Sheet Data:
Cash and cash equivalents	$187,997	$497,222	$550,797	$59,737
Total assets	$2,810,801	$2,498,439	$2,441,592	$1,314,092
Total liabilities	$863,810	$660,097	$708,439	$140,499
Total shareholders’ equity	$1,946,991	$1,838,342	$1,733,153	$1,173,593
Financial information with respect to Aphria has been incorporated by reference into this Circular. See “Additional Information Concerning Aphria and Documents Incorporated by Reference by Aphria”.
Tilray Selected Historical Financial Information
The following tables present selected consolidated summary financial data for Tilray, as of and for each of the fiscal years ended December 31, 2020, December 31, 2019 and December 31, 2018. This data has been derived from the audited financial statements included in Tilray’s Annual Report on Form 10-K for the year ended December 31, 2020 and “Item 8 (Financial Statements and Supplementary Data)” of Tilray’s Definitive Proxy Statement on Schedule 14A filed on April 15, 2019, which are incorporated by reference into this Circular, and have been prepared in accordance with generally accepted accounting principles as applied in the United States, which are referred to as GAAP.
The information set forth below is not necessarily indicative of future results and should be read together with the other information contained in Item 6, “Selected Financial Data,” and Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Tilray’s Annual Report on Form 10-K for the year ended December 31, 2020 and Item 8, “Financial Statements and Supplementary Data” of Tilray’s Definitive Proxy Statement on Schedule 14A filed on April 15, 2019.
	Years ended December 31
(USD$ in thousands, except per share amounts)	2020	2019	2018
Consolidated Results of Operations Data:
Revenue	$210,482	$166,979	$43,130
Gross profit (loss)	$24,655	$(23,496)	$14,275
Operating Loss	$(201,124)	$(304,138)	$(57,840)
Net loss	$(271,073)	$(321,169)	$(67,723)
Net loss per share - basic and diluted	$(2.15)	$(3.20)	$(0.82)

	Years ended December 31
(USD$ in thousands)	2020	2019	2018
Consolidated Balance Sheet Data:
Cash and cash equivalents	$189,702	$96,791	$487,255
Working capital	$165,738	$166,600	$528,365
Total assets	$945,949	$896,330	$656,667
Total liabilities	$572,050	$611,059	$459,014
Accumulated deficit	$(730,103)	$(430,130)	$(108,177)
Total stockholders’ equity	$373,899	$285,271	$197,653
Financial information with respect to Tilray has been incorporated by reference into this Circular. See “Additional Information Concerning Tilray and Documents Incorporated by Reference by Tilray”.
Summary Unaudited Pro Forma Combined Financial Information
The following unaudited pro forma condensed combined financial information is based on the historical consolidated financial statements of Tilray and Aphria, as adjusted to give effect to the Arrangement. The unaudited pro forma condensed combined balance sheet information as at December 31, 2020 (the “summary pro forma balance sheet”) gives effect to the Arrangement as if it had occurred on December 31, 2020. The unaudited pro forma statement of net loss information for the year ended December 31, 2020 (the “summary pro forma statement of net loss”) gives effect to the Arrangement as if it had occurred on January 1, 2020. See the unaudited pro forma condensed combined financial statements of Tilray that give effect to the Arrangement, which are set forth in Appendix “L” to this Circular.
The transaction accounting adjustments consist of those necessary to account for the Arrangement as a reverse acquisition in accordance with U.S. GAAP.
Pro Forma Financial Information
(USD$ in thousands, except per share amounts)	Pro forma combined December 31, 2020
Summary Pro Forma Statement of Net Loss
Revenue	$682,445
Gross Profit	$116,604
Net loss	$(524,584)
Net loss per share - basic and diluted	$(1.32)

Summary Pro Forma Balance Sheet
Cash and cash equivalents	$371,841
Total assets	$6,391,900
Convertible notes, net of issuance costs	$510,370
Long-term debt	$144,819
Total stockholders’ equity	$4,722,201

RISK FACTORS
The following risk factors should be considered by Aphria Shareholders and Tilray Stockholders in evaluating whether to approve the Aphria Resolution and the Tilray Proposals, respectively. These risk factors should be considered in conjunction with the other information contained in or incorporated by reference into this Circular. These risk factors relate to the Arrangement. For information on risks and uncertainties relating to the business of Aphria, see “Additional Information Concerning Aphria and Documents Incorporated by Reference by Aphria” and for information on risks and uncertainties relating to the business of Tilray, see “Additional Information Concerning Tilray and Documents Incorporated by Reference by Tilray”.
Risks Related to the Arrangement
Conditions precedent to closing of the Arrangement
The completion of the Arrangement is subject to a number of conditions precedent, some of which are outside Aphria’s and Tilray’s control, including receipt of the Final Order, receipt of Aphria Shareholder Approval, receipt of Tilray Stockholder Approval and receipt of Required Regulatory Approvals.
In addition, the completion of the Arrangement by Aphria and Tilray is conditional on, among other things, no Material Adverse Effect having occurred, or having been disclosed to the public (if previously undisclosed to the public) in respect of the other Party.
There can be no certainty, nor can Aphria or Tilray provide any assurance, that all conditions precedent to the Arrangement will be satisfied or waived, or, if satisfied or waived, when they will be satisfied or waived and, accordingly, the Arrangement may not be completed. If the Arrangement is not completed, the market price of Aphria Shares and/or Tilray Shares may be adversely affected.
The Regulatory Approvals may not be obtained or, if obtained, may not be obtained on a favourable basis
To complete the Arrangement, each of Aphria and Tilray must make certain filings with and obtain certain consents and approvals from various governmental and regulatory authorities. The Required Regulatory Approvals have not been obtained yet. The regulatory approval processes may take a lengthy period of time to complete, which could delay completion of the Arrangement. If obtained, the Required Regulatory Approvals may be conditioned, with the conditions imposed by the applicable Governmental Entity not being acceptable to either Aphria or Tilray, or, if acceptable, not being on terms that are favourable to the Combined Company. There can be no assurance as to the outcome of the regulatory approval processes, including the undertakings and conditions that may be required for approval or whether the Regulatory Approvals will be obtained. If not obtained, or if obtained on terms that are not satisfactory to either Aphria or Tilray, the Arrangement may not be completed.
Market price of the Aphria Shares and Tilray Shares
If, for any reason, the Arrangement is not completed or its completion is materially delayed and/or the Arrangement Agreement is terminated, the market price of Aphria Shares and Tilray Shares may be materially adversely affected. Depending on the reasons for terminating the Arrangement Agreement, Aphria’s or Tilray’s business, financial condition or results of operations could also be subject to various material adverse consequences, including as a result of paying the Aphria Termination Amount or Tilray Termination Amount, as applicable, or the Transaction Expenses.
Additionally, the market price for Tilray Shares, the market price for the Aphria Shares, and the market price of stock of other companies operating in the cannabis industry, has been extremely volatile. The volatility of the market price for Aphria Shares and Tilray Shares may be based on speculative trading of each of Aphria Shares and Tilray Shares and merger arbitrage.
During the year ended December 31, 2020, the trading price of Tilray Shares ranged between a low sales price of US$2.43 and a high sales price of US$22.95 and included single day fluctuations as high as 64.13%. Additionally, during 2019, the trading price of Tilray Shares fluctuated between a low sales price of US$15.57 and a high sales price of US$106.00 per share. The market price of Tilray Shares may continue to be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond Tilray’s control, including the following: (i) actual or anticipated fluctuations in Tilray’s quarterly results of operations; (ii) recommendations by securities research analysts; (iii) changes in the economic performance or market valuations of other issuers that investors deem comparable to Tilray; (iv) the addition or departure of Tilray’s executive officers or other key personnel; (v) the release or expiration of lock-up or other transfer restrictions on Tilray Shares, such as the release of 11.0 million Tilray Shares on April 3, 2020, 19.5 million shares, in aggregate, of Class 1 and Class 2 common stock on June 5, 2020, and 7.0 million Tilray Shares on December 14, 2020, each associated with Tilray’s downstream merger transaction in 2019; (vi) sales or perceived sales, or the expectation of future sales, of Tilray Shares; (vii) significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving Tilray or Tilray’s competitors; and (viii) news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in the cannabis industry or Tilray’s target markets.
During the year ended May 31, 2020, the trading price of Aphria Shares ranged between a low sales price of C$2.65 and a high sales price of C$10.08 and included single day fluctuations as high as 23.00%. Additionally, during 2019, the trading price of Aphria Shares fluctuated between a low sales price of C$4.76 and a high sales price of C$22.00 per share. The market price of Aphria Shares may continue to be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond Aphria’s control, including the following: (i) actual or anticipated fluctuations in Aphria’s quarterly results of operations; (ii) recommendations by securities research analysts; (iii) changes in the economic performance or market valuations of other issuers that investors deem comparable to Aphria; (iv) the addition or departure of Aphria’s executive officers or other key personnel; (v) the release or expiration of lock-up or other transfer restrictions on Aphria Shares; (vi) sales or perceived sales, or the expectation of future sales, of Aphria Shares; (vii) significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving Aphria or Aphria’s competitors; and (viii) news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in the cannabis industry or Aphria’s target markets.
Investors may also purchase Tilray Shares or Aphria Shares to hedge existing exposure in Tilray Shares or Aphria Shares or to speculate on the price of Tilray Shares or Aphria Shares. Speculation on the price of Tilray Shares or Aphria Shares may involve long and short exposures. To the extent aggregate short exposure exceeds the number of Tilray Shares or Aphria Shares available for purchase in the open market, investors with short exposure may have to pay a premium to repurchase Tilray Shares or Aphria Shares for delivery to lenders of such common shares. Those repurchases may, in turn, dramatically increase the price of Tilray Shares or Aphria Shares until investors with short exposure are able to purchase additional Tilray Shares or Aphria Shares, as applicable, to cover their short position. This phenomenon is often referred to as a “short squeeze”. A short squeeze could exacerbate volatile price movements in Tilray Shares or Aphria Shares that are not directly correlated to the operating performance or prospects of Tilray or Aphria, respectively. Once investors purchase the shares necessary to cover their short position, Tilray’s or Aphria’s share price will likely decline rapidly and substantially relative to its levels during the short squeeze with such decline being unrelated to operating performance or prospects of the company, and may not return to levels at or above those during the short squeeze for a long time or at all. As a result, if an investor purchases Tilray Shares or Aphria Shares during a short squeeze, the investor will be at an increased risk of failing to sell the shares at a price greater than what the investor paid for them and losing some or all of the investor’s investment.
Termination in certain circumstances
Each of Aphria and Tilray has the right, in certain circumstances, in addition to termination rights relating to the failure to satisfy the conditions of closing, to terminate the Arrangement. Accordingly, there can be no certainty, nor can Aphria or Tilray provide any assurance that the Arrangement will not be terminated by either of Aphria or Tilray prior to the completion of the Arrangement. In addition, if the Arrangement is not completed by [•], 2021 (subject to the right of either Party to extend such Outside Date by up to an additional 60 days if the Required Regulatory Approvals have not been obtained or the Final Order has not been obtained as a result of the COVID-19 pandemic, in each case, by such date as further described in the Arrangement Agreement), either Aphria or Tilray may choose to terminate the Arrangement Agreement. The Arrangement Agreement also includes termination amounts payable if the Arrangement Agreement is terminated in certain circumstances. Additionally, any termination will result in the failure to realize the expected benefits of the Arrangement in respect of the operations and business of Aphria and Tilray.
The Termination Amounts provided under the Arrangement Agreement may discourage other parties from attempting to acquire Aphria or Tilray
Under the Arrangement Agreement, each of Aphria and Tilray is required to pay to the other a termination amount of C$65 million in the event the Arrangement Agreement is terminated in connection with entry into a Superior Proposal. This termination amount may discourage other parties from attempting to acquire Aphria Shares or Tilray

Shares or otherwise make an Acquisition Proposal to Aphria or Tilray, even if those parties, in the case of Aphria, would otherwise be willing to offer greater value to Aphria Shareholders than that offered by Tilray under the Arrangement, or in the case of Tilray, would be willing to offer Tilray Stockholders a benefit greater than what the Transaction offers.
Uncertainty surrounding the Arrangement
As the Arrangement is dependent upon receipt, among other things, of the Required Regulatory Approvals and satisfaction of certain other conditions, its completion is uncertain. If the Arrangement is not completed for any reason, there are risks that the announcement of the Arrangement and the dedication of Aphria’s and Tilray’s resources to the completion thereof could have a negative impact on their respective relationships with their stakeholders and could have a material adverse effect on the current and future operations, financial condition and prospects of each of Aphria and Tilray.
In addition, each of Aphria and Tilray will incur significant transaction expenses in connection with the Arrangement, regardless of whether the Arrangement is completed.
Restrictions from pursuing business opportunities
Each of Aphria and Tilray is subject to customary non-solicitation provisions under the Arrangement Agreement, pursuant to which, the Parties are restricted from soliciting, initiating or knowingly encouraging any Acquisition Proposal, among other things. The Arrangement Agreement also restricts them from taking specified actions until the Arrangement is completed without the consent of the other Party. These restrictions may prevent each Party from pursuing attractive business opportunities that may arise prior to the completion of the Arrangement.
Risks associated with a fixed exchange ratio
The Exchange Ratio is fixed and will not increase or decrease due to fluctuations in the market price of Aphria Shares or Tilray Shares. The market price of Aphria Shares or Tilray Shares could each fluctuate significantly prior to the Effective Date in response to various factors and events, including, without limitation, as a result of the differences between Aphria’s and Tilray’s actual financial or operating results and those expected by investors and analysts, changes in analysts’ projections or recommendations, changes in general economic or market conditions, and broad market fluctuations. As a result of such fluctuations, historical market prices are not indicative of future market prices or the market value of the Tilray Shares that holders of Aphria Shares will receive on the Effective Date. There can be no assurance that the market value of the Tilray Shares that the holders of Aphria Shares will receive on the Effective Date will equal or exceed the market value of the Aphria Shares held by such Aphria Shareholders prior to the Effective Date. Similarly, there can be no assurance that the trading price of Tilray Shares will not decline following the completion of the Arrangement.
The foregoing risks or other risks arising in connection with the failure of the Arrangement, including the diversion of management attention from conducting the business of Aphria and Tilray, may have a material adverse effect on Aphria’s and Tilray’s business operations, financial results and share price.
Risks Related to the Combined Company
The business and operations of the Combined Company will be subject to the risks described in the documents of Aphria and Tilray incorporated by reference in this Circular, including, without limitation, the risks described in Aphria’s annual information form for the year ended May 31, 2020 and in Aphria’s management’s discussion and analysis of financial condition and results of operations for the six months ended November 30, 2020 and Tilray’s Annual Report filed on Form 10-K for the year ended December 31, 2020, and certain unexpected, unforeseen or unknown risks. The Combined Company’s business, financial condition, results of operations and cash flows could be materially adversely affected by any of these risks. The market or trading price of Aphria’s and Tilray’s securities could decline due to any of these risks. Additional risks not presently known to Aphria and Tilray or that Aphria and Tilray currently considers immaterial may also prove to be material and may impair the Combined Company’s business and operations. In addition to risks associated with Aphria’s and Tilray’s business and operations, the following additional risks are associated with the Combined Company.
Aphria and Tilray may not integrate successfully
Aphria and Tilray intend to integrate their operations together. However, operational and strategic decisions and staffing decisions have not yet been made. As a result, the Arrangement will present challenges to management, including the integration of management structures, operations, information technology and accounting systems and personnel of the two companies, and special risks, including possible unanticipated liabilities, unanticipated costs, diversion of management’s attention and the loss of key employees or customers. These decisions and the integration of Aphria’s and Tilray’s global operations may present challenges to management, including the integration of systems and personnel, and special risks, including possible unanticipated liabilities, unanticipated costs, and the loss of key employees.
The ability to realize the benefits of the Arrangement may depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as on the Combined Company’s ability to realize the anticipated growth opportunities and synergies, efficiencies and cost savings from integrating Aphria’s and Tilray’s businesses following completion of the Arrangement. The performance of the Combined Company after completion of the Transaction could be adversely affected if the Combined Company cannot retain key employees to assist in the ongoing operations. As a result of these factors, it is possible that the cost reductions and synergies expected will not be realized.
The difficulties that management of the Combined Company encounters in the transition and integration processes could have an adverse effect on the revenues, level of expenses and operating results of the Combined Company. The amount and timing of the synergies the Parties hope to realize may not occur as planned. As a result of these factors, it is possible that any anticipated benefits from the Arrangement will not be realized.
The pro forma financial statements are presented for illustrative purposes only and may not be an indication of the Combined Company’s financial condition or results of operations following the Arrangement
The pro forma financial statements contained in this Circular are presented for illustrative purposes only and may not be an indication of the Combined Company’s financial condition or results of operations following the Arrangement for a number of reasons (including challenges related to the COVID-19 pandemic). For example, the pro forma financial statements have been derived from the historical financial statements of Aphria and Tilray and certain adjustments and assumptions have been made regarding the Combined Company after giving effect to the Arrangement. The information upon which these adjustments and assumptions have been made is preliminary, and these types of adjustments and assumptions are difficult to make with complete accuracy. Moreover, the pro forma financial statements do not reflect all costs that are expected to be incurred by the Combined Company in connection with the Arrangement. For example, the impact of any incremental costs incurred in integrating Aphria and Tilray is not reflected in the pro forma financial statements. As a result, the actual financial condition and results of operations of the Combined Company following the Arrangement may not be consistent with, or evident from, these pro forma financial statements. In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect the Combined Company's financial condition or results of operations following the Arrangement (including challenges related to the COVID-19 pandemic). Any potential decline in the Combined Company’s financial condition or results of operations may cause a significant decrease in the stock price of Tilray.
The issuance and future sale of Tilray Shares could affect the market price
Based on number of outstanding Aphria Shares as of [•], Tilray currently expects to issue at the Effective Time an aggregate of [•] Tilray Shares. The issuance of these shares, and the sale of Tilray Shares in the public market from time to time, could depress the market price for Tilray Shares.
Additional Indebtedness
The Combined Company may be required to draw down or incur additional Indebtedness under its credit facilities or other sources of debt financing. The additional Indebtedness will increase the interest payable by the Combined Company from time to time until such amounts are repaid, which will represent an increase in the Combined Company’s cost and a potential reduction in its income. In addition, the Combined Company may need to find additional sources of financing to repay this amount when it becomes due.
The Tilray Shares to be received by Aphria Shareholders as a result of the Arrangement will have different rights from the Aphria Shares
Tilray is a Delaware corporation. Aphria is a company continued under the OBCA. Upon completion of the Arrangement, Aphria Shareholders will become Tilray Stockholders and their rights as stockholders will be governed by the Current Tilray Organizational Documents and Delaware Law. Certain of the rights associated with Tilray Shares under Delaware Law are different from the rights associated with Aphria Shares under the OBCA. For a discussion of the different rights associated with Tilray Shares, see Appendix “J” to this Circular.

Enforcement of rights against the Combined Company in Canada
Tilray is located outside Canada and, following the Effective Time, certain of its directors, officers and experts are expected to reside outside of Canada. Accordingly, it may not be possible for Tilray Stockholders to effect service of process within Canada upon the Combined Company or the majority of its directors, officers or experts, or to enforce judgments obtained in Canadian courts against the Combined Company or the majority of its directors, officers or experts.
Competition
The Combined Company expects significant competition from other companies. Some of these companies may have significantly greater financial, technical, marketing and other resources than the Combined Company, may be able to devote greater resources to the development, promotion, sale and support of their products and services, and may have more extensive customer bases and broader customer relationships. The Combined Company’s future success depends upon its ability to achieve competitive per unit costs through increased production and on its ability to produce and sell higher margin products. To the extent that the Combined Company is not able to produce its products at competitive prices or consumers prioritize established low margin products over innovative, higher margin products, the Combined Company’s business, financial condition and results of operations could be materially and adversely affected.
Should the size of the cannabis market increase as projected, the overall demand for products and number of competitors will increase as well, and in order for the Combined Company to be competitive it will need to invest significantly in research and development, market development, marketing, production expansion, new client identification, distribution channels and client support. If the Combined Company is not successful in obtaining sufficient resources to invest in these areas, the Combined Company’s ability to compete in the market may be adversely affected, which could materially and adversely affect the Combined Company’s business, financial condition, results of operations and prospects.
For a detailed discussion of the competition risks applicable to the Combined Company, see the “Competition” risk factor in Aphria’s annual information form for the year ended May 31, 2020 and Aphria’s management’s discussion & analysis for the three and six months ended November 30, 2020, and “Risks related to the Arrangement” and “Risks related to Adult-Use Cannabis” risk factors in Tilray’s Annual Report on Form 10-K for its fiscal year ended December 31, 2020.
Reliance on third-party suppliers, manufacturers and contractors
The Combined Company intends to maintain a full supply chain for the provision of products and services to the regulated cannabis industry. Due to the novel regulatory landscape for regulating cannabis in Canada, the European Union, and other international markets in which the Company will do business, and the variability surrounding the regulation of cannabis in the U.S., the Combined Company’s third-party suppliers, manufacturers and contractors may elect, at any time, to decline or withdraw services necessary for the Combined Company’s operations. Loss of these suppliers, manufacturers and contractors, including for non-cannabis based products coming from the U.S., may have a material adverse effect on the Combined Company’s business, financial condition, results of operations and prospects.
In addition, any significant interruption, negative change in the availability or economics of the supply chain or increase in the prices for the products or services provided by any such third party suppliers, manufacturers and contractors could materially impact the Combined Company’s business, financial condition, results of operations and prospects. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the Combined Company’s business, financial condition, results of operations and prospects.
For a detailed discussion of the competition risks applicable to the Combined Company, see the “Reliance on Third Party Suppliers, Manufacturers and Contractors” risk factor in Aphria’s annual information form for the year ended May 31, 2020 and Aphria’s management’s discussion & analysis for the three and six months ended November 30, 2020, and “General Business Risks and Risk Related to Our Financial Conditions and Operations,” “Risks Related to the Medical Cannabis Business” and “Risks Related to COVID-19” risk factors in Tilray’s Annual Report on Form 10-K for its fiscal year ended December 31, 2020.

Highly Regulated Industry and Evolving Regulatory Landscape
The Combined Company operates in a highly regulated and rapidly evolving market. The laws, regulations and guidelines generally applicable to the cannabis industry domestically and internationally may change in ways currently unforeseen. The Combined Company’s operations are subject to a variety of laws, regulations, guidelines and policies, whether in Canada, the European Union, the United States or elsewhere, relating to the cultivation, manufacture, import, export, management, transportation, storage, packaging/labelling, advertising and promotion, sale, health and safety and disposal of cannabis, including, but not limited to, the Cannabis Act, any regulations thereunder, and laws, regulations, guidelines and policies relating to drugs, controlled substances, health and safety, the conduct of operations and the protection of the environment, and applicable stock exchange rules and regulations. Any amendment to or replacement of existing laws, regulations, guidelines or policies may cause adverse effects to the Combined Company’s operations. The risks to the Combined Company’s business represented by subsequent regulatory changes could reduce the addressable market for the Combined Company’s products and could materially and adversely affect the Combined Company’s business, financial condition, results of operations and prospects.
For a detailed discussion of the competition risks applicable to the Combined Company, see the “Highly Regulated Industry” risk factor in Aphria’s annual information form for the year ended May 31, 2020 and Aphria’s management’s discussion & analysis for the three and six months ended November 30, 2020, and “Risks Related to Adult-Use Cannabis” and “Risks Related to the Medical Cannabis Business” risk factors in Tilray’s Annual Report on Form 10-K for its fiscal year ended December 31, 2020.
Risks Related to Taxes
The Arrangement may give rise to taxable income in the United States for Aphria Shareholders who are U.S. citizens or residents and there can be no assurances that material adverse tax consequences will not result from the Arrangement
The Arrangement is expected to qualify as a “reorganization” under section 368(a) of the Internal Revenue Code. However, there can be no assurance that the Internal Revenue Service (“IRS”) will agree with or not otherwise challenge this position on the tax treatment of the Arrangement, which could result in the Arrangement being treated as a taxable exchange. Neither Aphria nor Tilray has applied for a ruling or received a tax opinion of counsel related to the Arrangement and neither intends to do so.
The effective income tax rate of income of Aphria and its Subsidiaries could increase after completion of the Arrangement
Since Aphria and its non-U.S. Subsidiaries will become wholly owned Subsidiaries of Tilray after completion of the Arrangement, the profits of Aphria and its Subsidiaries may be subject to U.S. taxation prior to distribution to shareholders, which could increase the effective tax rate on such income. For example, Aphria and its non-U.S. Subsidiaries will become “controlled foreign corporations” under U.S. federal income tax law, which will subject certain types of income to anti-deferral rules. In addition, distributions from Aphria to Tilray may be subject to U.S. federal income tax or withholding prior to or at the time of distribution to shareholders. This could have the effect of increasing the effective income tax rate applicable to such income in comparison to the current effective income tax rate on Aphria’s income. Post-Arrangement restructuring may help to mitigate this risk, but there can be no guarantee that any such restructuring transactions will not themselves be taxable.
Changes in tax law could have a material impact on the Combined Company
Changes to the U.S. federal income tax laws are proposed regularly and there can be no assurance that, if enacted, any such changes would not have an adverse impact on the Combined Company. For example, President Biden has suggested the reversal or modification of some portions of the 2017 U.S. tax legislation and certain of these proposals, if enacted, could result in a higher U.S. corporate income tax rate than is currently in effect and thereby increase the effective tax rate of the Combined Company following the Arrangement compared to current expectations. There can be no assurance that any such proposed changes will be introduced as legislation, or if they are introduced that they would be enacted, or if enacted what form they would take.

GENERAL INFORMATION ABOUT THE APHRIA MEETING AND VOTING
Date, Time and Place
The Aphria Meeting will be held online on [•], 2021 at [•] (Eastern time) via live audio webcast at www.virtualshareholdermeeting.com/APHA2021. Online check-in will begin at [•] a.m. (Eastern time), and we encourage you to allow ample time for the online check-in procedures. To participate in the Aphria Meeting, Aphria Shareholders will need their unique 16-digit control number included on their Aphria form of proxy or voting instruction form, as applicable.
Purpose of the Aphria Meeting
At the Aphria Meeting, Aphria Shareholders will be asked:
1.
to consider and, if thought advisable, to pass the Aphria Resolution, the full text of which is set forth in Appendix “C” to this Circular, approving the Arrangement pursuant to Section 182 of the OBCA involving, among other things, the acquisition by Tilray of all of the outstanding Aphria Shares, all as more particularly described in this Circular, which resolution, to be effective, must be passed by an affirmative vote of at least two-thirds of the votes cast at the Aphria Meeting by Aphria Shareholders either online, by proxy or by voting instruction form, as applicable; and

2.	to transact such further and other business as may properly be brought before the Aphria Meeting or any postponement or adjournment thereof.
Recommendation of the Aphria Board
The Aphria Board unanimously recommends that Aphria Shareholders vote FOR the Aphria Resolution. To be effective, the Aphria Resolution must be approved, with or without variation, by the affirmative vote of at least two-thirds of the votes cast on the Aphria Resolution by Aphria Shareholders virtually present or represented by proxy at the Aphria Meeting.
Record Date and Entitlement to Vote
The record date for determining the Aphria Shareholders entitled to receive notice of and to vote at the Aphria Meeting is [•], 2021. Only Aphria Shareholders of record as of the close of business (Eastern time) on the Aphria Record Date are entitled to receive notice of and to vote at the Aphria Meeting.
Solicitation of Proxies
This Circular is furnished by management of Aphria in connection with the solicitation of proxies for use at the Aphria Meeting to be held online on [•], 2021 at [•] (Eastern time) via live audio webcast at www.virtualshareholdermeeting.com/APHA2021, and at any postponements or adjournments of the Aphria Meeting. To participate in the Aphria Meeting, Aphria Shareholders will need their unique 16-digit control number included on their Aphria form of proxy or voting instruction form, as applicable.
The solicitation of proxies by this Circular is being made by or on behalf of management of Aphria. It is expected that the solicitation will be made primarily by mail, but proxies may also be solicited by telephone, over the internet or in writing. In addition, Aphria has retained the services of Laurel Hill to solicit proxies for a fee of approximately C$150,000, and Aphria has also agreed to reimburse out-of-pocket expenses of Laurel Hill and to indemnify it against certain liabilities arising out of or in connection with such engagement. The cost of the solicitation will be borne by Aphria.
Quorum
The quorum for the Aphria Meeting is two or more shareholders or proxyholders holding or representing not less than 10% of the Aphria Shares entitled to be voted at the Aphria Meeting.
Persons Entitled to Vote
Only registered Aphria Shareholders and duly appointed proxyholders are entitled to vote at the Aphria Meeting. Each registered Aphria Shareholder has one vote for each Aphria Share held at the close of business on the Aphria Record Date. As of the Aphria Record Date, there were [•] Aphria Shares outstanding. Non-registered Aphria Shareholders who have not made arrangements for the due appointment of themselves as proxyholder will not be able to vote at the Aphria Meeting but may attend the Aphria Meeting and ask questions.

Voting Instructions
Registered Aphria Shareholders
Registered Aphria Shareholders may wish to vote by proxy whether or not they are able to attend the Aphria Meeting. Registered Aphria Shareholders may choose one of the following options to submit their vote:
Internet:
Go to www.proxyvote.com and enter the 16-digit control number printed on the form of proxy or scan the QR Code on the Aphria form of proxy to access and follow the instructions on the screen. Internet voting facilities for Aphria Shareholders of record are available 24 hours a day.

Phone:
Call the toll-free telephone number provided on the form of proxy and follow the promoted instructions. You will need to enter the 16-digit control number. Telephone voting facilities for Aphria Shareholders of record are available 24 hours a day.

Mail:
Enter your voting instructions, sign and date the form of proxy and return your completed form of proxy or voting instruction form in the enclosed postage paid envelope provided to Data Processing Centre, P.O. Box 3700 STN Industrial Park, Markham, ON L3R 9Z9.

Virtually at the Meeting:
Registered Aphria Shareholders and duly appointed proxyholders can vote at the appropriate times by completing a ballot online during the Aphria Meeting. It is anticipated that once voting has opened during the Aphria Meeting, the resolutions and voting choices will be displayed and you will be able to vote by selecting your voting choices from the options shown on the screen. You must click submit for your vote to be counted.

In all cases, registered Aphria Shareholders must ensure the form of proxy is received at least 48 hours (excluding non-Business Days) before the Aphria Meeting, or the adjournment thereof, at which the form of proxy is to be used.
Beneficial Aphria Shareholders
These meeting materials are being sent to both registered and non-registered Aphria Shareholders. If you are a non-registered Aphria Shareholder and Aphria or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.
Aphria Shareholders whose Aphria Shares are not registered in their own name are referred to in this Circular as “beneficial Aphria Shareholders”. There are two kinds of beneficial Aphria Shareholders: those who have objected to their name being made known to Aphria (called “OBOs” for Objecting Beneficial Owners) and those who have not objected (called “NOBOs” for Non-Objecting Beneficial Owners).
Aphria can request and obtain a list of their NOBOs from Intermediaries via its transfer agent and can use this NOBO list for distribution of proxy-related materials directly to NOBOs. Aphria has decided not to directly send proxy-related materials to its NOBOs. If you are a NOBO, your Intermediary will have provided to you a voting instruction form. Please return your instructions as specified in the voting instruction form. NOBOs that wish to attend the Aphria Meeting and vote in person (or appoint someone else to attend the Aphria Meeting and vote on such NOBOs’ behalf) can appoint themselves (or someone else) as a proxyholder by following the applicable instructions on the voting instruction form.
Applicable regulatory policy requires intermediaries to seek voting instructions from beneficial Aphria Shareholders. Every Intermediary has its own mailing procedures and provides its own return instructions to clients. However, the majority of Intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically mails its voting instruction form, which may be scanned, in lieu of the form of proxy. Beneficial Aphria Shareholders will be requested to complete and return the voting instruction form to Broadridge by mail. Alternatively, beneficial Aphria Shareholders can call a toll-free telephone number or access the internet to vote. The toll-free number and website will be provided by Broadridge on its voting instruction form. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Aphria Shares to be represented at the Aphria Meeting. A beneficial Aphria Shareholder cannot use a voting instruction form to vote Aphria Shares directly at the Aphria Meeting, as the voting instruction form must be returned as directed by Broadridge in advance of the Aphria Meeting in order to have the Aphria Shares voted.
Aphria will arrange for copies of its meeting materials for the Aphria Meeting to be delivered to OBOs and is responsible for paying the fees and costs of Intermediaries for their services in delivering proxy-related materials to OBOs in accordance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer. Applicable regulatory policy requires Intermediaries to whom meeting materials have been sent to seek voting instructions from OBOs in advance of the Aphria Meeting. Every Intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by OBOs in order to ensure that their Aphria Shares are voted at the Aphria Meeting. Often, the form of proxy supplied to an OBO by its Intermediary is identical to that provided to registered Aphria Shareholders. However, its purpose is limited to instructing the registered Aphria Shareholder how to vote on behalf of the OBO. OBOs are requested to complete and return the voting instruction form in accordance with the instructions set out on that form. The voting instruction form must be returned as directed well in advance of the Aphria Meeting in order to have the Aphria Shares voted. OBOs that wish to attend the Aphria Meeting and vote in person (or appoint someone else to attend the Aphria Meeting and vote on such OBOs’ behalf) can appoint themselves (or someone else) as proxyholder by following the applicable instructions.
Beneficial Aphria Shareholders are not entitled, as such, to vote online at the Aphria Meeting or to deliver a form of proxy. Beneficial Aphria Shareholders should carefully follow the voting instructions they receive, including those on how and when voting instructions are to be provided, in order to have their Aphria Shares voted at the Aphria Meeting.
Beneficial Aphria Shareholders located in the United States who wish to attend, submit questions or vote at the Aphria Meeting or, if permitted, appoint a third party as their proxyholder, must obtain a valid legal proxy from their intermediary. Beneficial Aphria Shareholders located in the United States must follow the instructions from their intermediary included with the legal proxy form and the voting instruction form sent to them, or contact their intermediary to request a legal proxy form if they have not received one. The legal proxy form will be mailed to the person and address written on the voting instruction form. After obtaining a valid legal proxy from their intermediary, the beneficial Aphria Shareholders located in the United States must then submit such legal proxy to Broadridge. Requests for registration from beneficial Aphria Shareholders located in the United States that wish to attend, submit questions or vote at the Aphria Meeting or, if permitted, appoint a third party as their proxyholder must be sent by fax to +1-905-507-7793 or +1-514-281-8911, or, by courier to Broadridge at 2601 14th Avenue, Markham, Ontario, Canada, L3R 0H9, and in both cases, must be labeled as “legal proxy” and received by no later than [•] (Eastern time) on [•], 2021. Sufficient time must be given to Broadridge for the mailing and return of the legal proxy by this deadline.
Participation at the Aphria Meeting
Aphria is holding the Aphria Meeting in a virtual-only format, which will be conducted via live audio webcast online at www.virtualshareholdermeeting.com/APHA2021. Aphria Shareholders will not be able to attend the Aphria Meeting in person. Participating at the Aphria Meeting online enables registered Aphria Shareholders and duly appointed proxyholders (including those acting in accordance with the voting instructions received from beneficial Aphria Shareholders) to vote at the appropriate times during the Aphria Meeting. Guests are able to listen to the Aphria Meeting but are not able to ask questions or vote at the Aphria Meeting.

To log in to the Aphria Meeting online visit www.virtualshareholdermeeting.com/APHA2021 on your smart phone, tablet or computers and check-in using the 16-digit control number included on your form of proxy or voting instruction form, as applicable. You should ensure you have a strong preferably high-speed, internet connection wherever you intend to participate in the Aphria Meeting. The Aphria Meeting will begin promptly at [•] (Eastern time) on [•], 2021; however, it is recommended that you access the Aphria Meeting link online at least 30 minutes prior to the commencement of the Aphria Meeting and test your compatibility using the “Click Here” prompt and if necessary upgrade the media player on your device. You will be able to log in 15 minutes before the Aphria Meeting starts. To log in, click on one of the following choices:
Shareholders:
enter the 16-digit control number located on your form of proxy or voting instruction form. Registered Aphria Shareholders and beneficial Aphria Shareholders will be entitled to attend the Aphria Meeting and ask questions, however, only Registered Aphria Shareholders and duly appointed proxyholders will be able to vote at the Aphria Meeting; or

Proxyholders / Appointees:	follow the instructions including entering the “Appointee Name” and “Appointee Identification Number” as it was provided by the Aphria Shareholder and click submit; or
Guests:	complete the online form. Guests may attend the Aphria meeting but will not be able to ask questions.
When successfully authenticated, the information screen will be displayed. You can view information about Aphria, ask questions, vote (where applicable) and listen to the live audio webcast.
Even if you plan to attend the Aphria Meeting, we recommend that you vote in advance, so that your vote will be counted if you later decide not to attend the Aphria Meeting.
Submitting Questions during the Aphria Meeting
Aphria expects to hold, to the extent feasible and practical, a live question and answer session in connection with the Aphria Meeting. Questions will be sent to be moderated before being sent to the Chair of the Aphria Meeting. Aphria reserves the right to edit profanity or other inappropriate language, or to exclude questions that are not pertinent to the Aphria Meeting matters or are otherwise inappropriate.
Appointment of Proxyholders
A proxy is a document that authorizes someone else to attend the Aphria Meeting and cast the votes for a registered Aphria Shareholder. Aphria Shareholders who are unable to attend the virtual Aphria Meeting and vote may still vote by appointing a proxyholder.
An Aphria Shareholder has the right to appoint a person (who need not be an Aphria Shareholder) to represent the Aphria Shareholder at the Aphria Meeting other than the persons designated in the form of proxy. To do so, you can appoint either yourself or such other person (other than the named proxyholders) online at www.proxyvote.com using the 16-digit control number provided on the form of proxy or voting instruction form, as this will reduce the risk of any mail disruptions in the current environment and will allow you to share the unique “Appointee Information” you have created with the person you have appointed to represent you at the Aphria Meeting more easily. If you do not designate a proxyholder or appointee when completing your form of proxy, or if you do not provide the exact “Appointee Identification Number” and “Appointee Name” to any other person (other than the named proxyholders) who has been appointed to access and vote at the Aphria Meeting on your behalf, that other person will not be able to access the meeting and vote on your behalf.
If you are a non-registered Aphria Shareholder and wish to virtually attend the Aphria Meeting, participate or vote at the Aphria Meeting, you have to insert your own name in the space provided on the voting instruction form sent to you by your Intermediary AND appoint yourself as your proxyholder, as described above. By doing so, you are instructing your Intermediary to appoint you as proxyholder.
Voting of Proxies
If you have properly filled out, signed and delivered your proxy, then your proxyholder can vote your Aphria Shares for you at the Aphria Meeting. The Aphria Shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of the Aphria Shareholder on any ballot that may be called for and, if the Aphria

Shareholder specifies a choice with respect to any matter to be acted upon, the Aphria Shares will be voted accordingly. If you sign and return your form of proxy without designating a proxyholder and do not give voting instructions, the Aphria Shares represented by such proxy will be voted FOR the approval of the Aphria Resolution.
The enclosed form of proxy confers discretionary authority upon the proxy nominee with respect to any amendments or variations to the matters identified in the Notice of Aphria Meeting and any other matters which may properly come before the Aphria Meeting. If any such amendments or variations are proposed to the matters described in the Notice of Aphria Meeting or if any other matters properly come before the Aphria Meeting, the proxyholder may vote your Aphria Shares as he or she considers best. The Aphria Board is not currently aware of any amendments to the matters to be presented for action at the Aphria Meeting or of any other matters to be presented for action at the Aphria Meeting.
Revocation of Proxies
A registered Aphria Shareholder who has submitted a proxy may revoke it at any time prior to it being exercised by: (a) voting again on the internet or by telephone or by any other means permitted by law; or (b) delivering a signed written notice changing their instructions to Chief Legal Officer of Aphria no later than [•], 2021 at [•] (or any adjournment, if the Aphria Meeting is adjourned) at 1 Adelaide Street East, Suite 2310, Toronto, ON, M5C 2V9, Attention: Christelle Gedeon, Chief Legal Officer (email: info@aphria.com).
Aphria Support Agreement
On December 15, 2020, concurrently with the execution of the Arrangement Agreement, Tilray entered into the Aphria Support Agreements with the Aphria Supporting Shareholders.
The Aphria Supporting Shareholders beneficially own, directly or indirectly, or exercise control or direction over, in the aggregate, Aphria Shares representing less than 1% of the outstanding Aphria Shares as of the date of this Circular and have agreed, subject to the terms of the Aphria Support Agreements, to, inter alia, vote their Aphria Shares in favour of the Aphria Resolution and any other matters necessary for the consummation of the Arrangement.
The following is a summary of the principal terms of the Aphria Support Agreements. This summary does not purport to be complete and is qualified in its entirety by the complete text of the Aphria Support Agreements, copies of each which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
Aphria Shareholders
Under the Aphria Support Agreement entered into between Tilray and the Aphria Supporting Shareholders, the Aphria Supporting Shareholders have agreed, inter alia:
(a)
to vote their Aphria Subject Shares, and, in the case of Aphria Subject Shares held by an affiliate or associate (as defined in the Aphria Support Agreement) of the Aphria Supporting Shareholder, to cause any holder of record of Aphria Subject Shares to vote or to execute a written consent or consents with respect to the Aphria Subject Shares at the Aphria Meeting (or any adjournment or postponement thereof or at every other meeting of the shareholders of Aphria with respect to the Aphria Resolution) (i) in favour of the Aphria Resolution and any other matter necessary for the consummation of the Arrangement and the other transactions contemplated by the Arrangement Agreement; (ii) against any adverse proposal and (iii) against any action, proposal, transaction, agreement, or other matter that would reasonably be expected to impede, interfere with, delay, discourage, postpone or adversely affect the Plan of Arrangement or any of the transactions contemplated by the Plan of Arrangement;

(b)
if the Aphria Supporting Shareholder is the holder of record of any of the Aphria Subject Shares, no later than five Business Days prior to the date of the Aphria Meeting, the Aphria Supporting Shareholder shall deliver or cause to be delivered to Tilray, a copy of the duly executed proxy or proxies in respect of the Aphria Subject Shares directing the holder of such proxy or proxies to vote in favour of the Aphria Resolution and/or any matter that could be expected to facilitate the Arrangement;

(c)
if the Aphria Supporting Shareholder is the beneficial owner of any of the Aphria Subject Shares, no later than five Business Days prior to the date of the Aphria Meeting, the Aphria Supporting Shareholder shall deliver or cause to be delivered to Tilray a copy of the duly executed voting instruction form(s) to the Intermediary through which the Aphria Supporting Shareholder holds its beneficial interest in the Aphria

Subject Shares instructing that the Aphria Subject Shares be voted at the Aphria Meeting in favour of the Aphria Resolution and/or any matter that could be expected to facilitate the Arrangement;
(d)
to appoint Tilray and any designee of Tilray, and each of them individually, as its proxies and attorneys-in-fact, with full power of substitution and re-substitution, to vote or act by written consent during the term of the Aphria Support Agreement with respect to the Aphria Subject Shares in accordance with the Aphria Support Agreement in the event that either (i) the Aphria Supporting Shareholder breaches any of its obligations under the Aphria Support Agreement, or (ii) the Aphria Supporting Shareholder fails to vote or act by written consent with respect to the Aphria Subject Shares in accordance with the foregoing section prior to or at the Aphria Meeting at which the matters described in the foregoing section are considered or the last date by which written consents with respect to such matters are required to be delivered in order to be effective; and

(e)
not to tender for any bid or tender offer for Aphria Shares or take any action (including the voting (or granting of a proxy to vote) of the Aphria Subject Shares) that may lead to or otherwise result in an adverse proposal.

Voting Securities and Principal Holder of Securities
On the Aphria Record Date, there were [•] outstanding Aphria Shares. Each Aphria Share carries the right to vote.
There are no Aphria Shareholders, that to the knowledge of Aphria management owned beneficially, or exercised control or direction over more than 10% of the total outstanding Aphria Shares.
On the Aphria Record Date, directors and executive officers of Aphria and their affiliates beneficially owned and had the right to vote [•] Aphria Shares, representing less than 1% of the total outstanding Aphria Shares.
Independent Auditors
Representatives of PricewaterhouseCoopers LLP, Aphria’s independent auditors, plan to attend the Aphria Meeting and will be available to answer questions. Representatives of PricewaterhouseCoopers LLP will also have an opportunity to make a statement at the Aphria Meeting if they so desire.
Aphria Dissenting Shareholders’ Rights
Under the provisions of the Interim Order, registered Aphria Shareholders will have the right to dissent with respect to the Aphria Resolution. If the Arrangement becomes effective, any registered Aphria Shareholder that dissents and complies with the applicable provisions of the OBCA as amended or supplemented by the Plan of Arrangement and the Interim Order will be entitled to be paid the fair value of its Aphria Shares by Aphria. This right to dissent is described in this Circular and in the Plan of Arrangement which is attached to this Circular as Appendix “B”. If you want to dissent in respect of the Aphria Resolution, you must provide a written dissent notice to the attention of the Chief Legal Officer of Aphria, 1 Adelaide Street East, Suite 2310, Toronto, ON, M5C 2V9, Attention: Christelle Gedeon, Chief Legal Officer (email: info@aphria.com), not later than [•] (Eastern time) on the date that is two Business Days immediately prior to the Aphria Meeting or any date to which the Aphria Meeting may be postponed or adjourned. If you do not strictly comply with this requirement, you could lose your right to dissent.

GENERAL INFORMATION ABOUT THE TILRAY MEETING AND VOTING
This Circular is being provided to Tilray Stockholders as part of a solicitation of proxies by the Tilray Board for use at the Tilray Meeting to be held at the time and place specified below and at any properly convened meeting following an adjournment or postponement thereof. This Circular provides Tilray Stockholders with information they need to know to be able to vote or instruct their vote to be cast at the Tilray Meeting.
Date, Time and Place
The Tilray Meeting will be held online via live audio webcast on [•], 2021 at [•] a.m. (Eastern time). There will be no physical location for Tilray Stockholders to attend. Tilray Stockholders may only participate by logging in at www.virtualshareholdermeeting.com/TLRY2021SM, where you will be able to attend the Tilray Meeting via live audio webcast. Online check-in will begin at [•] a.m. (Eastern time), and you are encouraged to allow ample time for the online check-in procedures. To participate in the Tilray Meeting, Tilray Stockholders will need their unique 16-digit control number included on their Tilray proxy card (printed in the box and marked by the arrow) or the instructions that accompanied the proxy materials. Tilray intends to mail this Circular and the enclosed form of proxy to the Tilray Stockholders entitled to vote at the Tilray Meeting on or about [•], 2021.
Purpose of the Tilray Meeting
The Tilray Meeting is being called for the following purposes:
1.
To consider and vote on a proposal to increase the authorized capital stock of Tilray from 743,333,333 shares to 900,000,000 shares of capital stock, consisting of 890,000,000 shares of Class 2 common stock and 10,000,000 shares of preferred stock, as reflected in the Tilray Charter Amendment attached as Appendix “F”, which is further described in this Circular, including in the section entitled “Amendment to Tilray’s Organizational Documents” beginning on page [•] of this Circular, and a copy of the Tilray Charter Amendment is attached as Appendix “F” (the “Tilray Charter Amendment Proposal”);

2.
To consider and vote on a proposal to issue Tilray Class 2 common stock (the “Tilray Shares”) to Aphria Shareholders pursuant to the Arrangement Agreement, as amended on February 19, 2021, which is further described in this Circular, including in the section entitled “The Arrangement Agreement and Related Agreements” beginning on page [•] of this Circular, and a copy of the Arrangement Agreement is attached as Appendix “A” (the “Tilray Share Issuance Proposal”);

3.
To consider and approve, on an advisory (non-binding) basis, the compensation that may be paid to Tilray’s named executive officers that is based on or otherwise relates to the transactions contemplated by the Arrangement Agreement, which is further described in this Circular, including in the section entitled “Interests of Tilray’s Directors and Management in the Arrangement” beginning on page [•] of this Circular (the “Tilray Advisory Compensation Proposal”);

4.
To approve the adjournment of the Tilray Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the Tilray Meeting to approve the Tilray Charter Amendment Proposal or the Tilray Share Issuance Proposal (the “Tilray Adjournment Proposal”).

The Tilray Charter Amendment Proposal, the Tilray Share Issuance Proposal, the Tilray Advisory Compensation Proposal and the Tilray Adjournment Proposals are together referred to as the “Tilray Proposals”.
Recommendation of the Tilray Board
On December 15, 2020, the Tilray Board unanimously approved and declared advisable the Arrangement Agreement and the transactions contemplated by the Arrangement Agreement, including the Arrangement, and determined that the Arrangement Agreement and the transactions contemplated by the Arrangement Agreement, including the Arrangement, are advisable, fair to and in the best interests of Tilray and its stockholders.
On February 19, 2021, the Tilray Board unanimously approved and declared advisable the Tilray Charter Amendment Proposals.
Accordingly, the Tilray Board unanimously recommends that Tilray Stockholders vote FOR the Tilray Proposals.

The approval of Tilray Stockholders to each of the Tilray Charter Amendment Proposal and the Tilray Share Issuance Proposal is required in order to complete the Arrangement.
Tilray Stockholders should carefully read this Circular, including any documents incorporated by reference, and the appendices in their entirety for more detailed information concerning the Arrangement and the other transactions contemplated by the Arrangement Agreement.
Tilray Record Date and Entitlement to Vote
Only holders of record of Tilray Class 2 Common Stock at the close of business on [•], 2021 will be entitled to notice of, and to vote at, the Tilray Meeting or any adjournments or postponements thereof.
As of the close of business on the Tilray Record Date, there were [•] shares of Tilray Class 2 Common Stock outstanding and entitled to vote at the Tilray Meeting. Each share of Tilray Class 2 Common Stock outstanding on the Tilray Record Date entitles the holder thereof to one vote on each proposal to be considered at the Tilray Meeting.
Solicitation of Proxies
This Circular is furnished by management of Tilray in connection with the solicitation of proxies for use at the Tilray Meeting to be held virtually at www.virtualshareholdermeeting.com/TLRY2021SM on [•], 2021 at [•] (Eastern time), and at any postponements or adjournments of the Tilray Meeting.
The solicitation of proxies by this Circular is being made by or on behalf of management of Tilray. It is expected that the solicitation will be made primarily by mail, but proxies may also be solicited by telephone, over the internet or in writing. In addition, Tilray has retained the services of MacKenzie Partners to solicit proxies for a fee of approximately $[•], and Tilray has also agreed to reimburse out-of-pocket expenses of MacKenzie Partners and to indemnify it against certain liabilities arising out of or in connection with such engagement. The cost of the solicitation will be borne by Tilray.
Quorum
The presence at the Tilray Meeting, by remote participation or represented by proxy, of the holders of a majority of the voting power of the stock issued and outstanding and entitled to vote thereat as of the Tilray Record Date, will constitute a quorum for the transaction of business at the Tilray Meeting.

Required Vote
Except for the Tilray Adjournment Proposal, the vote required to approve all of the proposals listed herein assumes the presence of a quorum.
No.	Proposal	Votes Necessary
1.	Tilray Charter Amendment Proposal	Approval requires the affirmative vote of the holders of a majority of the Tilray Shares outstanding and entitled to vote on the Tilray Charter Amendment Proposal.
A failure to vote, a broker non-vote or an abstention will have the same effect as a vote AGAINST the Tilray Charter Amendment Proposal.
2.	Tilray Share Issuance Proposal	Approval requires the affirmative vote of a majority of votes cast at the Tilray Meeting on the Tilray Share Issuance Proposal.

An abstention will have the same effect as a vote AGAINST the Tilray Share Issuance Proposal, while a broker non-vote or other failure to vote will have no effect on the outcome of the Tilray Share Issuance Proposal, so long as a quorum is present.

3.	Tilray Advisory Compensation Proposal
Approval requires the affirmative vote of the holders of a majority of the outstanding Tilray Shares, present or represented by proxy at the Tilray Meeting, and entitled to vote on the Tilray Advisory Compensation Proposal.

A failure to vote, a broker non-vote or an abstention will have the same effect as a vote AGAINST the Tilray Advisory Compensation Proposal.
4.	Tilray Adjournment Proposal
Approval requires the affirmative vote of the holders of a majority of the voting power of the shares of Tilray Shares present or represented by proxy at the Tilray Meeting and entitled to vote on such proposal.

An abstention will have the same effect as a vote AGAINST the Tilray Adjournment Proposal, while a broker non-vote or other failure to vote will have no effect on the outcome of the Tilray Adjournment Proposal.

Persons Entitled to Vote
Only registered Tilray Stockholders are entitled to vote at the Tilray Meeting. Each registered Tilray Stockholder has one vote for each Tilray Share held at the close of business on the Tilray Record Date. As of the Tilray Record Date, there were [•] Tilray Shares outstanding. To the knowledge of the directors and executive officers of Tilray, no person or corporation beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of Tilray.
Abstentions
Abstentions will count for the purpose of determining the presence of a quorum for the transaction of business at the Tilray Meeting.
Registered Tilray Stockholders
If you are a registered Tilray Stockholder, there are two ways in which you can vote your Tilray Shares. You can either vote online at the Tilray Meeting or you can vote by proxy. As indicated on the form of proxy, you may vote your Tilray Shares by mail, phone or Internet following the instructions provided.
Internet:
Go to www.proxyvote.com and enter the 16-digit control number printed on the enclosed Tilray proxy card to access and follow the instructions on the screen. Internet voting facilities for Tilray stockholders of record are available 24 hours a day.

Phone:
Call the toll-free telephone number provided on the enclosed Tilray proxy card and following the prompted instructions. You will need to enter the 16-digit control number. Telephone voting facilities for Tilray stockholders of record are available 24 hours a day.

Mail:
Complete, sign and date the enclosed Tilray proxy card and return your completed Tilray proxy card in the enclosed postage paid envelope provided to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood NY 11717.

Virtually at the Meeting:
Registered Tilray Stockholders can vote at the appropriate times by completing a ballot online during the Tilray Meeting . It is anticipated that once voting has opened during the Tilray Meeting, the proposals and voting choices will be displayed and you will be able to vote by selecting your voting choices from the options shown on the screen. You must click submit for your vote to be counted.

Whether you vote by Internet, phone, or mail, your Tilray proxy card must be received no later than 11:59 pm on [•] (Eastern Time). We strongly urge you to vote in advance by proxy by signing and dating the enclosed Tilray proxy card and returning it in the postage-paid envelope provided or by voting via the internet or by telephone before the Tilray Meeting by following the instructions provided on the enclosed Tilray proxy card and above.
Subject to health concerns relating to COVID-19 which may require Tilray to implement alternative procedures to protect the health and welfare of Tilray’s employees and stockholders. If you are a Tilray Stockholder and would like to examine the complete list of Tilray Stockholders entitled to vote at the Tilray Meeting, please contact Tilray’s Investor Relations department at (203) 682-8253, by email at Raphael.Gross@icrinc.com, or by going to Tilray’s Investor Relations page on its website at https://ir.tilray.com/investor-relations and clicking on the link titled “Financials” to make alternate arrangements. A complete list of Tilray Stockholders entitled to vote at the Tilray Meeting will also be available for inspection during the Tilray Stockholder through the virtual meeting website.
Beneficial Tilray Stockholders
If your Tilray Shares are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in “street name,” and the proxy materials are being forwarded to you by your broker or other nominee together with a voting instruction card. Unless your broker has discretionary authority to vote on certain matters, your broker will not be able to vote your Tilray Shares without instructions from you. Brokers are not expected to have discretionary authority to vote for any of the proposals. To make sure that your vote is counted, you should instruct your broker to vote your shares, following the procedures provided by your broker. Many brokers solicit voting instructions over the Internet or by telephone.
As the beneficial owner, you are also invited to attend the Tilray Meeting. However, you may not vote shares held in street name during the meeting unless you obtain a proxy, executed in your favor, from the holder of record (i.e., your broker).
Participation at the Tilray Meeting
Tilray is holding the Tilray Meeting in a virtual-only format, which will be conducted via live audio webcast online at www.virtualshareholdermeeting.com/TLRY2021SM. Tilray Stockholders will not be able to attend the Tilray Meeting in person. Participating at the Tilray Meeting online enables registered Tilray Stockholders to vote at the appropriate times during the Tilray Meeting.
To log in to the Tilray Meeting online visit www.virtualshareholdermeeting.com/TLRY2021SM on your smart phone, tablet or computers and check-in using the 16-digit control number included on your Tilray proxy. You should ensure you have a strong preferably high-speed, internet connection wherever you intend to participate in the Tilray Meeting. The Tilray Meeting will begin promptly at [•] (Eastern time) on [•], 2021; however, it is recommended that you access the Aphria Meeting link online at least 30 minutes prior to the commencement of the Tilray Meeting and test your compatibility using the “Click Here” prompt and if necessary upgrade the media player on your device. You will be able to log in 15 minutes before the Tilray Meeting starts.
When successfully authenticated, the information screen will be displayed. You can view information about Tilray, ask questions, vote (where applicable) and listen to the live audio webcast.
Even if you plan to attend the Tilray Meeting, we recommend that you vote in advance, so that your vote will be counted if you later decide not to attend the Tilray Meeting.
Voting of Proxies
If you have properly filled out, signed and delivered your proxy, then your proxyholder can vote your Tilray Shares for you at the Tilray Meeting. The Tilray Shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of the Tilray Stockholder on any ballot that may be called for and, if the Tilray

Stockholder specifies a choice with respect to any matter to be acted upon, the Tilray Shares will be voted accordingly. If a choice is not so specified with respect to any such matter, and the persons named in the enclosed form of proxy have been appointed as proxyholder, the Tilray Shares represented by such proxy will be voted FOR the Tilray Proposals.
The enclosed form of proxy confers discretionary authority upon the proxy nominee with respect to any amendments or variations to the matters identified in the Notice of Tilray Meeting and any other matters which may properly come before the Tilray Meeting. If any such amendments or variations are proposed to the matters described in the Notice of Tilray Meeting or if any other matters properly come before the Tilray Meeting, the proxyholder may vote your Tilray Shares as he or she considers best. The Tilray Board is not currently aware of any amendments to the matters to be presented for action at the Tilray Meeting or of any other matters to be presented for action at the Tilray Meeting.
Revocation of Proxies
A registered Tilray Stockholder who has submitted a proxy may revoke it at any time prior to it being exercised. If the Tilray Stockholder is a registered holder, the Tilray Stockholder can do this in one of three ways: First, before the Tilray Meeting, deliver a signed notice of revocation of proxy to the Secretary of Tilray at the address specified below. Second, complete and submit a later-dated Tilray proxy card. Third, attend the Tilray Meeting and vote at the meeting. Attendance at the Tilray Meeting alone will not revoke a previous proxy; rather, the registered Tilray Stockholder must also vote at the Tilray Meeting in order to revoke the previously submitted proxy.
To change proxy directions by mail, Tilray Stockholders should send any notice of revocation or a completed new Tilray proxy card, as the case may be, to Tilray at the following address: Tilray, Inc., c/o Corporate Secretary, 1100 Maughan Road, Nanaimo, BC, Canada, V9X IJ2.
If you have instructed a broker to vote your shares and wish to change your vote, you must follow directions received from your broker to change those instructions.
Tilray Support Agreements
On December 15, 2020, concurrently with the execution of the Arrangement Agreement, Aphria entered into the Tilray Support Agreements with the Tilray Supporting Stockholders.
The Tilray Supporting Stockholders beneficially own, directly or indirectly, or exercise control or direction over, in the aggregate, Tilray Shares representing approximately [•]% of the outstanding Tilray Shares as of the date of this Circular and have agreed, subject to the terms of the Tilray Support Agreements, to, inter alia, vote their Tilray Shares in favour of the Arrangement and any other matters necessary for the consummation of the Arrangement.
Pursuant to the Tilray Support Agreement entered into between Aphria and Brendan Kennedy, Mr. Kennedy provided additional covenants to, among other things, (i) vote his Tilray Subject Shares in favor of certain governance measures and in support of any other measures put forward by management of the Combined Company, and (ii) refrain from certain actions, directly and indirectly, including nominating, encouraging or recommending any person for election or submitting any proposals for consideration at any meeting of Tilray’s stockholders, for a period from and after the Effective Time until the Business Day immediately following the second annual general meeting of Tilray Stockholders to occur after the Effective Time.
The foregoing is a summary of the principal terms of the Tilray Support Agreements. This summary does not purport to be complete and is qualified in its entirety by the complete text of the Tilray Support Agreements, copies of each which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
On December 15, 2020, Brendan Kennedy, Tilray’s Chief Executive Officer, submitted an irrevocable letter of resignation and release (the “Letter of Resignation”) whereby Mr. Kennedy resigned from all positions held at Tilray (other than as a member of the Tilray Board), with such resignations to be effective upon the Effective Time. The Letter of Resignation also includes a form of release agreement to be entered into between Mr. Kennedy and Tilray as of the Effective Time, whereby, in consideration for the benefits that Mr. Kennedy may receive as a result of the completion of the Arrangement, including a severance payment and full accelerated vesting of all equity awards, Mr. Kennedy agreed to release Tilray from certain claims Mr. Kennedy and his related parties may have against Tilray arising prior to the Effective Time. The Letter of Resignation will become null and void if the Arrangement Agreement terminates without the closing of the Arrangement having occurred.

The foregoing is a summary of the principal terms of the Letter of Resignation. This summary does not purport to be complete and is qualified in its entirety by the complete text of the Letter of Resignation, copies of which is available on EDGAR at www.sec.gov.
Shares Beneficially Held by Principal Holders of Securities and Directors and Executive Officers
On the Tilray Record Date, there were [•] outstanding Tilray Shares. Each Tilray Share carries the right to vote.
To the knowledge of the directors and executive officers of Tilray, no person or corporation beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of Tilray.
On the Tilray Record Date, directors and executive officers of Tilray and their affiliates beneficially owned and had the right to vote [•] Tilray Shares, representing approximately [•]% of the total outstanding Tilray Shares.

DESCRIPTION OF THE ARRANGEMENT
Background to the Arrangement
On December 15, 2020, Aphria and Tilray entered into the Arrangement Agreement, which sets out the terms and conditions for implementing the Arrangement. The Arrangement Agreement is the result of extensive arm’s length negotiations among Representatives of Aphria and Tilray and their respective legal and financial advisors. The following is a summary of the principal events leading up to the execution and public announcement of the Arrangement Agreement.
The Tilray Board and Tilray senior management team regularly reviews and considers Tilray’s long-term strategic plans and objectives, including business combinations, acquisitions, and other strategic opportunities. As part of this ongoing evaluation, the Tilray Board, together with Tilray’s senior management team, has from time to time considered various opportunities to enhance stockholder value, including the possibility of a strategic combination with other companies in the cannabis industry in order to strengthen its market position and drive cost efficiencies.
Aphria’s overall strategy has been to leverage its scale, expertise and capabilities to drive market share in Canada and internationally in order to achieve industry-leading, profitable growth and build sustainable, long-term shareholder value. In order to ensure long-term sustainable growth, Aphria continues to focus on developing strong capabilities in consumer insights, driving category management leadership and assessing growth opportunities through the introduction of innovative new products, increasing market share, maintaining a strong financial position and managing cost of goods and expenses. In order to be well-positioned to capitalize on the U.S. market should cannabis become federally legal, Aphria is focused on participating in federally permissible activities in the U.S., and is reviewing the landscape and looking to prepare for legalization of cannabis through the purchase of profit generating companies in other industries and converting their existing operations to include cannabis when it is federally legal to do so. In that regard, the key strategic pillars considered by the Aphria Board in respect of any potential acquisition or business combination included: (i) seeking synergies arising from leveraging the Aphria’s low-cost cultivation leadership and economies of scale opportunities in Canada; (ii) improving Aphria’s strategic position in the U.S.; (iii) maximizing Aphria’s opportunities in the rapidly emerging international legal cannabis market; and (iv) positioning the company in the capital markets as a leading global cannabis company, with the scale to attract institutional investors and strategic partners.
Tilray’s senior management team and the Tilray Board were generally familiar with Aphria, its business and its management team, and believed that a potential combination of the two companies at the right time and on appropriate terms could provide an opportunity to enhance stockholder value.
Irwin D. Simon, Aphria’s Chairman and CEO, had become acquainted with Brendan Kennedy, Tilray’s CEO, having met at prior industry conferences. Mr. Simon was also familiar with Andrew Pucher, Tilray’s Chief Corporate Development Officer, from prior discussions regarding the purchase and sale of cannabis between the two companies in early 2019.
In October 2019, a representative from an investment bank active in the cannabis industry and familiar with Aphria’s business and management team, contacted Messrs. Kennedy and Pucher by e-mail, to inquire if they would be interested in taking a meeting with Mr. Simon in New York to discuss the state of the industry and each other’s businesses. Representatives from this investment bank attended certain meetings between Tilray and Aphria between December 2019 and May 2020 but neither Tilray nor Aphria engaged this investment bank in connection with the Arrangement. Messrs. Kennedy and Pucher responded that they were willing to meet with Mr. Simon. As the date of the meeting approached, Mr. Kennedy informed Mr. Simon that he could no longer attend, but Michael Auerbach, a member of the Tilray Board who resides in New York, was able to attend along with Mr. Pucher. The meeting took place on November 22, 2019. Messrs. Simon, Auerbach and Pucher each acknowledged that Tilray’s and Aphria’s Canadian and international operations appeared to be highly complementary and that a combination of the businesses could result in significant new business opportunities and cost and revenue synergies. As a follow up to the meeting, Mr. Simon invited Messrs. Kennedy and Pucher to visit Aphria’s primary cannabis production facilities in Leamington, Ontario, to continue the dialogue.
On November 28, 2019, to facilitate future discussions, a mutual non-disclosure agreement was executed between Aphria and Tilray.

On December 18, 2019, representatives from Aphria and Tilray, including Messrs. Simon, Pucher, Carl Merton, Aphria’s Chief Financial Officer, and Denise Faltischek, Aphria’s Chief Strategy Officer, met in Toronto, Ontario, to discuss the merits of a potential strategic combination.
On January 14, 2020, Mr. Simon and Mr. Kennedy had a conversation in Orlando, Florida to discuss the strategic merits of potentially combining Aphria and Tilray.
On January 21, 2020, representatives of Tilray participated in a tour of the Aphria One and Aphria Diamond facilities in Leamington, Ontario. Representatives from Tilray included Messrs. Kennedy, Pucher, Greg Christopher, Tilray’s Executive Vice President of Operations (former), and Francoise Levesque, Tilray’s Master Horticulturist (former). Representatives from Aphria included Messrs. Simon and Merton, Jim Meiers, Aphria’s Chief Operating Officer and Ms. Faltischek.
Around the same time, Aphria informally engaged Jefferies to evaluate a potential combination with Tilray. Over the years, Jefferies had been both formally and informally engaged by Aphria on various financing and M&A assignments, and Aphria had also periodically consulted with Jefferies on a wide range of strategic and financial topics. Aphria selected Jefferies as financial advisor based on, among other things, Jefferies’ experience and expertise as a financial advisor in a wide variety of transactions, including in the cannabis, food & beverage and consumer products sectors, and Jefferies’ familiarity with Aphria’s business.
Later in January 2020, Tilray informally engaged Cowen to evaluate a potential combination of Tilray and Aphria. Over the years, Cowen had been formally engaged by Tilray on various financing and M&A assignments, and Tilray had also periodically consulted with Cowen on other strategic and financial topics. Tilray selected Cowen as financial advisor based on, among other things, Cowen’s experience and expertise as a financial advisor in a wide variety of transactions, including in the cannabis industry, and Cowen’s familiarity with Tilray’s business.
On February 5, 2020, representatives from Aphria and Tilray management met in Toronto to discuss the strategic rationale underlying a potential combination of the two companies. In attendance from Aphria and Tilray were Messrs. Kennedy, Simon, Merton, Pucher, Mark Castaneda, Tilray’s Chief Financial Officer (former), and Ms. Faltischek. Representatives from Cowen, on behalf of Tilray, and Jefferies, on behalf of Aphria, were also in attendance. During the meeting, Aphria and Tilray senior management teams discussed their standalone businesses in greater detail and outlined key areas where value could be created by combining the businesses. It was agreed that Tilray would draft a non-binding term sheet to further advance the discussions.
On February 10, 2020, representatives of Tilray conducted another tour of the Aphria One and Aphria Diamond facilities in Leamington, Ontario. Representatives from Tilray included Messrs. Kennedy, Jon Levin, Chief Operating Officer, Drew Reynolds, V.P. Operations Canada, and Nick Curton, V.P. Strategic Initiatives. Representatives from Aphria included Messrs. Simon, Merton and Meiers,
On February 12, 2020, Mr. Simon and Mr. Kennedy met in New York to discuss strategy, the culture of the two organizations and potential areas where value could be created by combining the two businesses.
On February 14, 2020, Tilray provided Aphria with an initial draft of a non-binding term sheet regarding a potential combination of the two businesses. Mr. Kennedy and Mr. Simon had a discussion regarding the key components of the draft term sheet and potential next steps. The draft term sheet contemplated, among other things: (i) that the transaction would be structured as an all-stock merger, with shareholders of Tilray and Aphria owning 56% and 44% of the Combined Company, respectively; (ii) a governance structure that would include (A) Mr. Kennedy as CEO and Mr. Simon as Executive Chairman, and (B) a board of directors comprised of 8 members total, 4 directors designated by Tilray and 4 designated by Aphria; (iii) that the Combined Company would be called “Tilray”; and (iv) an exclusivity period through March 2, 2020, which was expected to coincide with the announcement of Tilray’s Q4 2019 earnings. At this point, Tilray’s stock was trading at a higher level than Aphria’s stock.
On February 16, 2020, at a meeting of the Aphria Board, Mr. Simon described the discussions to date with Tilray. The Aphria Board discussed the possible transaction and advised Aphria management to continue to explore a strategic combination between the two companies. On February 17, 2020, Aphria and Tilray entered into an updated mutual non-disclosure agreement. The purpose of the updated mutual non-disclosure document was to include a standstill provision that did not exist in the initial mutual non-disclosure agreement. The standstill provision did not include don’t ask don’t waive provisions.

On February 17, 2020, representatives of Aphria shared feedback on the draft term sheet provided by Tilray. Among other comments, a revised equity ownership split of 55% and 45% for Tilray and Aphria, respectively, was proposed.
On February 21, 2020, the Tilray Board held a meeting to discuss the potential transaction with Aphria. Members of Tilray management and Tilray’s advisors provided the Tilray Board with an update on recent discussions with Aphria, as well as potential combinations with other potential merger partners or acquisition targets. Tilray management and Tilray’s advisors reviewed the benefits and risks of pursuing a strategic transaction and the risks and merits of continuing as a standalone company. The Tilray Board also discussed key terms of the draft term sheet. The Tilray Board instructed Tilray management to continue to engage with Aphria regarding a potential transaction.
On February 23, 2020, ahead of Tilray’s Q4 2019 earnings, which were to be announced on March 2, 2020, Messrs. Kennedy and Simon had a discussion regarding the potential transaction. During this conversation, Messrs. Kennedy and Simon agreed that following Mr. Simon’s attendance at the next Tilray Board meeting as a previously planned, the parties should put discussions on hold and to re-evaluate as appropriate.
On February 27, 2020, the Tilray Board held a regularly scheduled meeting. During this meeting, a number of quarterly business issues were discussed. Mr. Kennedy invited Mr. Simon to join the meeting and introduce himself and Aphria. Mr. Simon spoke about his background, his perspective on the cannabis industry, and his vision for the two companies should they combine.
On March 18, 2020, at an Aphria Board meeting, Mr. Simon noted that the possible transaction with Tilray would be placed on hold in light of the rapidly changing events related to the COVID-19 global pandemic. However, during the month of March, Messrs. Kennedy and Simon remained in periodic contact via telephone and e-mail. On or about March 25, 2020, as the stock prices of Tilray and Aphria started to converge, Mr. Kennedy suggested to Mr. Simon that an equity ownership split of 50% for Tilray and 50% for Aphria be considered, as such a split would reflect the current market capitalizations of each of the companies. On March 29, 2020, Messrs. Kennedy and Simon had a conversation to discuss how to re-engage on the potential transaction. Among other things, both Messrs. Kennedy and Simon agreed to have their respective management teams share financial information and make themselves available for preliminary due diligence questions to better understand the potential value creation opportunity in combining the two businesses.
On April 3, 2020, the Tilray Board held a meeting to discuss the status of the potential transaction with Aphria. The Tilray Board discussed the change in the market environment and relative performance of the two companies and agreed to continue discussions on the basis of a 50% / 50% equity ownership split.
On April 7, 2020, the Tilray Board held a meeting. During this meeting, Cowen presented a financial analysis of a potential transaction, reflecting a 50% / 50% equity ownership split. The Tilray Board also discussed the merits of establishing a transaction committee of the Tilray Board (the “Tilray Transaction Committee”) to review strategic alternatives and address any potential conflicts of interest which may arise in connection with an Aphria transaction or any potential strategic alternatives.
On April 10, 2020, the Tilray Board held a meeting. Mr. Pucher presented an update on the M&A market and potential acquisition or merger partners with which Tilray had recently had conversations, beyond Aphria. Mr. Pucher had periodically presented to the Tilray Board during 2019 and 2020 on the M&A market and strategic combinations for the company. During this meeting, Mr. Pucher discussed the potential benefits and drawbacks of various combinations and their potential impact on shareholder value for Tilray Stockholders. Additionally, at this meeting, the formation and membership of the Tilray Transaction Committee was further discussed, and the formation of the Tilray Transaction Committee, consisting of each of the independent directors of Tilray, Rebekah Dopp, Christine St.Clare and Maryscott Greenwood, with Ms. Dopp serving as Chairperson, was approved. Soren Schroder subsequently joined the Tilray Transaction Committee in August 2020 and Ms. Greenwood stepped down from the Committee in September 2020.
During the week of April 13, 2020, Tilray and Aphria exchanged further financial information of Tilray and Aphria, respectively.
On April 24, 2020, the Tilray Board held a meeting. During this meeting, the financial information provided by Aphria was discussed, as well as the impact on such information on valuation in the context of the transaction. An initial review of the potential synergies and cost savings that could be realized from the transaction was also presented by Tilray Management and discussed with the Tilray Board.

On April 27, 2020, the Tilray and Aphria management teams had a meeting to discuss each other’s business and future prospects. In attendance were Michael Kruteck, Tilray’s Chief Financial Officer, and Mr. Pucher from Tilray and Mr. Merton and Ms. Faltischek from Aphria. Representatives from Jefferies and Cowen also attended the meeting.
On April 29, 2020, the Tilray Transaction Committee held a meeting to discuss a potential transaction between Tilray and Aphria and the current draft of the term sheet. At such meeting, the Tilray Transaction Committee approved the retention of Lowenstein Sandler LLP (“Lowenstein”), as independent legal counsel to the Tilray Transaction Committee.
On May 1, 2020, the Tilray Transaction Committee held a meeting to further discuss the current draft term sheet and to identify and address the qualifications of potential independent financial advisors to the Tilray Transaction Committee.
On May 9, 2020, following a review of proposals from potential independent financial advisors, the Tilray Transaction Committee held a meeting where it selected Imperial to serve as an independent financial advisor to conduct a strategic alternatives analysis review and/or issue a fairness opinion for a future strategic alternatives transaction. Imperial had previously served as financial advisor to Tilray’s special committee in connection with Tilray’s downstream merger transaction in 2019 whereby Privateer Holdings, Inc. (“Privateer”) merged with and into a wholly owned subsidiary of Tilray to effect an orderly release of 75 million shares of Tilray common stock held by Privateer. The Tilray Transaction Committee selected Imperial from a group of nationally-recognized financial advisors due to Imperial’s knowledge of Tilray’s business, its experience in the Canadian cannabis industry generally and its favorable fee structure compared to other potential advisors, which was not dependent on the outcome of the strategic alternatives review.
On May 13, 2020, representatives from Tilray and Aphria had a meeting to discuss potential next steps. In attendance were Messrs. Kennedy, Kruteck and Pucher from Tilray and Messrs. Simon, Merton and Ms. Faltischek from Aphria. Representatives from Jefferies and Cowen also attended the meeting. The parties discussed how to move the process forward to get to a position where Aphria would be comfortable providing Tilray with an updated draft term sheet for a potential transaction. It was agreed that the teams would reconvene in the coming days to discuss the financial outlook of the parties and potential cost synergies, following which Aphria anticipated that it would be in a position to provide Tilray with an updated draft term sheet.
On May 15, 2020, the Tilray Board held a meeting. A general update was provided by Messrs. Kennedy and Pucher to the Tilray Board on next steps with Aphria.
On May 19, 2020, representatives from Tilray and Aphria had a meeting to discuss questions arising from the ongoing reciprocal financial due diligence. In attendance were Messrs. Kennedy, Kruteck and Pucher from Tilray and Messrs. Simon, Merton and Ms. Faltischek from Aphria. Representatives from Jefferies and Cowen also attended the meeting.
On May 21, 2020, representatives from Tilray and Aphria had a meeting to discuss potential synergies that could be realized by combining the two companies. In attendance were Messrs. Kruteck and Pucher from Tilray and Mr. Merton and Ms. Faltischek from Aphria. Representatives from Jefferies and Cowen also attended the meeting. Conceptual approaches to categories of synergies were identified during the meeting, but the parties did not reach any agreement on the valuation of synergies during the discussion.
On May 22, 2020, the Tilray Board held a meeting. As part of the overall process with Aphria, the Tilray Board wanted to ensure that Tilray was appropriately exploring all potential avenues for value creation. To this end, Cowen presented its perspective as financial advisor to Tilray on a range of strategic alternatives including: (i) acquiring another licensed producer; (ii) merger or selling control of Tilray to another licensed producer (Aphria or others); (iii) US CBD or THC acquisitions; and (iv) attracting an investment from a strategic or financial party from outside the cannabis industry. It was discussed that, among these alternatives, it was unlikely that a strategic or financial investment would be forthcoming given the current pressure that the industry was facing and the fact that Tilray was still not EBITDA or cash flow positive, US CBD or THC acquisition alternatives were not attractive for Tilray at the current time and that, amongst potential acquisition, merger or sale alternatives among Canadian licensed producers, a combination with Aphria was the most attractive from a strategic and financial point of view for Tilray and its stockholders. Following further discussion, the Tilray Board continued to be supportive of dialogue with Aphria to explore a potential transaction.

During the weekend of May 23/24, 2020, Messrs. Kennedy and Simon had several discussions during which they exchanged views on the financial diligence, potential synergies and cost savings. At this point, as a result of other corporate matters requiring the Aphria management team’s attention, Mr. Simon expressed that his team would have to focus internally. Messrs. Kennedy and Simon agreed to put strategic discussions on hold and to re-evaluate the potential for a transaction in approximately 30 days.
On May 27, 2020, the Tilray Transaction Committee executed an engagement letter to formally retain Imperial as independent financial advisor to conduct a strategic alternatives analysis review of potential transactions and to issue a fairness opinion to the Tilray Board in connection with a future strategic alternatives transaction.
On June 8, 2020, the Aphria Board held a meeting at which Mr. Simon informed the Aphria Board that discussions with Tilray had been put on hold and provided an update on other strategic opportunities available to Aphria.
Over the months of June and July 2020, there were periodic conversations between Messrs. Kennedy and Simon. However, no substantive progress was made on a potential transaction. During this period, the Tilray Transaction Committee continued to meet to discuss the review of strategic alternatives in addition to the potential transaction with Aphria or other industry participants.
On July 13, 2020, the Aphria Board held a meeting at which Mr. Simon re-iterated that discussions with Tilray remained on hold but that Tilray remained interested in re-engaging in discussions. In addition, Mr. Simon informed the Aphria Board that a third party (“Company A”) had contacted Aphria and proposed engaging in exploratory discussions regarding a potential strategic alliance or business combination.
On August 17, 2020, a meeting between Messrs. Kennedy and Simon occurred. During this meeting, it was discussed that Aphria had engaged in conversations with other strategic parties regarding a potential combination but was still interested in engaging in discussions with Tilray regarding a potential transaction. Messrs. Kennedy and Simon then discussed next steps to re-engage, including reciprocal site tours.
Between August 20, 2020, and August 25, 2020, the Tilray Transaction Committee held five meetings to discuss the re-engagement of discussions between Tilray and Aphria and further analyze strategic alternatives. The Tilray Transaction Committee also developed, and reviewed with management and the Tilray Board, strategic transaction policy guidelines to instruct all transaction participants on the avoidance of and disclosure of conflicts of interest in connection with the strategic alternatives review.
On August 25, 2020, representatives of Aphria toured Tilray’s Nanaimo, British Columbia facility, followed by a tour of Aphria’s Broken Coast facility. Representatives from Tilray included Mr. Joshua Eades, Tilray’s Chief Scientific Officer. Representatives from Aphria included Mr. Merton and Mr. Grame Holfeld.
On August 31, 2020, the Tilray Board held a meeting. The agenda included an update from Mr. Pucher on other potential transaction alternatives beyond Aphria. Mr. Pucher reviewed the strategic landscape and summarized Tilray management’s view of other potential transactions given recent dialogue that Tilray management had with selected other large cap and mid cap licensed producers. The Tilray Board was advised that ultimately, in Tilray management’s judgment, the transaction with Aphria still represented the most attractive alternative for long-term value creation for Tilray Stockholders. In addition, at the same meeting, the Tilray Board approved the Tilray Transaction Committee’s proposed strategic transaction policy guidelines to instruct all transaction participants on the avoidance of, and disclosure of, conflicts of interest.
During the first two weeks of September, several meetings took place between Messrs. Kennedy and Simon regarding key aspects of a potential term sheet that Aphria had discussed submitting to Tilray.
On September 9, 2020, the Aphria Board held a meeting at which Mr. Simon provided an update on the strategic opportunities available to Aphria. The Aphria Board was supportive of Aphria management continuing to engage in discussions with respect to these opportunities.
On September 13, 2020, Aphria received a non-binding term sheet from Company A regarding a potential business combination.
On September 14, 2020, the Tilray Transaction Committee and its advisors held a meeting to discuss the status of the potential transaction between Tilray and Aphria.
On September 15, 2020, Mr. Simon shared a revised draft term sheet with Mr. Kennedy. The draft term sheet contemplated, among other things: (i) an equity ownership split of 62.5% for Aphria and 37.5% for Tilray, which implied an at-market transaction with no premium for Tilray Stockholders; and (ii) a condition to execution of definitive agreements that Tilray secure commitments from its convertible noteholders to exchange US$200 million of the outstanding Tilray notes into equity. The proposed ownership splits of 62.5% / 37.5% contemplated the dilution from the convertible note exchange.
On September 16, 2020, the Tilray Board held a meeting. A copy of the draft term sheet was shared with the Tilray Board and discussed in detail. Cowen was in attendance and discussed the impact of the revised terms on Tilray Stockholders from a financial point of view and the requirement of a note exchange.
On September 17, 2020, the Tilray Board held a meeting. During this meeting, a counterproposal to the draft of the term sheet provided by Aphria on September 15, 2020 was discussed. The counterproposal included, among other things an equity ownership split of 58% for Aphria and 42% for Tilray and inclusive of an assumed debt-for-equity exchange of US$150 million of Tilray’s convertible notes.
On September 18, 2020, the Aphria Board held a meeting. At this meeting, Fasken Martineau DuMoulin LLP (“Fasken”), legal counsel to Aphria, reviewed Aphria’s conflicts of interest policy, including the conflict of interest questionnaire completed by each office and director to identify any conflict of interest, with the Aphria Board and advised the Aphria Board of its obligations and responsibilities in the context of M&A transactions. Following discussion, the Aphria Board established the Aphria Transaction Advisory Committee, which was comprised of the following independent directors: Mr. Tomas Looney, Ms. Renah Persofsky and Mr. Walter Robb. The mandate of the Aphria Transaction Advisory Committee included: (i) providing guidance and oversight to Aphria management on the terms and conditions, diligence and analysis of any potential transaction and overseeing and supervising management’s negotiation and discussions of such potential transactions; and (ii) providing advice and guidance to the Aphria Board in respect of matters related to such potential transactions. During the same meeting, Jefferies presented the Aphria Board with an analysis of: (a) the non-binding term sheet received from Company A on September 13, 2020; (b) the non-binding term sheet provided to Tilray on September 15, 2020; and (c) the proposed terms of the transaction with SweetWater. At this meeting, the Aphria Board engaged in a discussion with respect to each of the potential transactions. Based on this discussion, the Aphria Board was of the view that the potential transaction with Company A was not as attractive as the potential transaction with Tilray since the proposed Company A transaction undervalued Aphria’s contribution to the combined entity. Accordingly, the Aphria Board instructed Aphria management to inform Company A that it was not interested in pursuing a transaction on the terms presented to Aphria. With respect to the potential of each of the Tilray and SweetWater transactions, the Aphria Board instructed Aphria management to continue its discussions with Tilray and SweetWater, respectively. Between September 23, 2020 and October 23, 2020, Aphria and Company A engaged in discussions regarding the terms of a potential transaction and the Aphria Transaction Advisory Committee and the Aphria Board were kept apprised of the status of those discussions.
On September 18, 2020, Cowen shared Tilray’s counterproposal with Jefferies.
On September 21, 2020, the Aphria Transaction Advisory Committee held a meeting to receive an update from Aphria management and Jefferies on the potential transactions. At this meeting, Aphria management and Jefferies informed the Aphria Transaction Advisory Committee of the counterproposal received from Tilray on September 18, 2020. After discussion, it was determined that Aphria would continue with discussions with Tilray.
On September 23, 2020, Jefferies, after having several discussions with Cowen over the previous few days, shared with Cowen a counterproposal from Aphria on the draft term sheet. The draft term sheet contemplated, among other things an equity ownership split of 61% for Aphria and 39% for Tilray inclusive of an assumed debt-for-equity exchange of US$200 million of Tilray’s convertible notes.
On September 23, 2020, the Aphria Transaction Advisory Committee held a meeting at which Aphria management provided the Aphria Transaction Advisory Committee with an update on discussions with Tilray and noted that Aphria management was preparing an overview of the planned integrations and efficiencies expected with respect to the Combined Company that would be shared with Tilray.
On September 23, 2020, the Tilray Transaction Committee held a meeting where Imperial presented its preliminary strategic alternative analysis to the Tilray Transaction Committee, including its analysis of Tilray remaining as a standalone entity both with and without additional financing; selective acquisitions by Tilray; merging with another

Canadian operator; merging with or acquiring a U.S. multi-state operator; partnering with a major non-cannabis enterprise; and being acquired by or receiving an investment from a financial sponsor. At the same meeting, Imperial provided the Tilray Transaction Committee with its preliminary analysis of a potential transaction with Aphria.
On September 24, 2020, the Aphria Transaction Advisory Committee held a meeting to receive an update from Aphria management on the work that was being done by Aphria management to validate the potential synergies that could be realized from a potential transaction with Company A. Aphria management also informed the Aphria Transaction Advisory Committee that the overview of the integration plan with Tilray had been shared with Tilray management.
On September 24 and 25, 2020, the Tilray Board held meetings. During these meetings, the Tilray Board asked further questions regarding key components of the draft term sheet and asked Tilray management’s and Cowen’s views of where there was potential to negotiate for Tilray’s benefit. Ultimately no decisions were made to change positions with respect to the draft term sheet during these meetings.
On September 26, 2020, a revised draft term sheet was shared by Cowen with Jefferies. The revised draft term sheet contemplated, among other things an equity ownership split of 60% for Aphria and 40% for Tilray and inclusive of an assumed debt-for-equity exchange of US$200 million of Tilray’s convertible notes.
On September 29, 2020, Aphria entered into a non-binding letter of intent with respect to the acquisition of SweetWater.
On September 30, 2020, the Aphria Board held a meeting to receive an update on each of the potential transactions discussed at the Aphria Board meeting held on September 18, 2020. At this meeting, the terms of the revised proposal regarding a transaction with Company A were discussed and Jefferies presented the Aphria Board with an analysis of the revised terms.
On October 1, 2020, the Tilray Transaction Committee held a meeting at which Imperial presented its updated strategic alternative analysis to the Tilray Transaction Committee, again analyzing the topics reviewed at the September 23, 2020 Tilray Transaction Committee meeting, as well as Imperial’s preliminary analysis of each of Tilray’s and Aphria’s inventory (based upon public information). The Tilray Transaction Committee reviewed the progress of the discussions between the Tilray and Aphria management teams.
On October 2, 2020, the Aphria Board held a meeting to receive an update on the potential transactions that remained under consideration.
On October 9, 2020, the Aphria Transaction Advisory Committee held a meeting to receive an update on the potential transactions that remained under consideration.
Between October 9, 2020, and October 12, 2020, Aphria and Tilray exchanged drafts of the term sheet, and a non-binding term sheet was signed by both parties on October 12, 2020, which contemplated among other things an equity ownership split of 60% for Aphria and 40% for Tilray, and an assumed debt-for-equity exchange of US$200 million of Tilray’s convertible notes.
On October 14, 2020, the Aphria Board held a meeting to receive an update from Aphria management on the status of discussions with Tilray and the status of the potential SweetWater transaction.
On October 16, 2020, the Tilray Board held a meeting. Next steps in the process with Aphria regarding due diligence meetings and retaining Ernst & Young LLP (“EY”) to assist Tilray with financial, accounting and tax diligence were discussed. No key decisions were made.
On October 20, 2020, the Aphria Transaction Advisory Committee held a meeting to receive an update from Aphria management and Jefferies on the status of discussions with Company A and Tilray regarding a potential transaction.
On October 22 and 23, 2020, meetings between Tilray and Aphria management took place in-person in New York. In attendance from Tilray in-person were Messrs. Kennedy, Levin, Kruteck and Pucher. In attendance from Aphria in-person were Mr. Simon and Ms. Faltischek. Attending telephonically were Messrs. Merton and Meiers. Representatives from Cowen and Jefferies were also present in-person. Each management team spent time reviewing its culture, people, strategy, operations, and recent and projected financial performance. The strategic rationale for combining the two companies was discussed, as well as the joint operational strategy should a transaction be consummated.

On October 23, 2020, the Tilray Board held a meeting at which it was briefed on progress with Aphria and the substance of the discussions at the management meetings in New York. No key decisions were made.
On October 24, 2020, a meeting was held between the Tilray and Aphria management teams to discuss potential synergies that could be realized from the transaction. In attendance from Tilray were Messrs. Levin, Kruteck and Pucher. In attendance from Aphria were Messrs. Merton and Meiers and Ms. Faltischek. Representatives from Cowen and Jefferies were in attendance as well. On this call, the Tilray and Aphria management teams compared areas of potential synergies and cost savings and arrived at a joint estimate of approximately C$100 million of annual run-rate cost synergies.
Later in the day on October 24, 2020, the Aphria Transaction Advisory Committee held a meeting to discuss the most recent proposal received by Aphria from Company A. The Aphria Transaction Advisory Committee expressed concerns with respect to the share consideration contemplated in the proposal in light of the recent increase in the share price of Company A and the multiples at which it was trading. At this meeting, the Aphria Transaction Advisory Committee also discussed the potential transaction with Tilray and considered Aphria management’s view that the acquisition of Tilray would assist Aphria with its U.S. strategy, provide access to European markets through Tilray’s presence in Portugal, allow for Cannabis 2.0 product extensions, and create potential synergies with Aphria’s existing facilities. The Aphria Transaction Advisory Committee expressed the view that the potential acquisition of SweetWater and the business combination with Tilray would create more value for Aphria and its stakeholders than a transaction with Company A.
On October 25, 2020, the Aphria Board held a meeting to receive an update from Aphria management on the status of each of the potential transactions under consideration and a summary of the discussions that had occurred with the Aphria Transaction Advisory Committee. After discussion, the Aphria Board concluded that it was in the best interest of Aphria and its stakeholders to pursue the SweetWater and Tilray transactions and to cease pursuing the third-party transaction. Later that day, the third party was informed that Aphria would not be pursuing a transaction with them.
On October 30, 2020, a representative of Tilray, Mr. Sascha Mielcarek (Managing Director of Europe) conducted a site tour of Aphria’s German cultivation facility in Neumunster . On the same day, the Tilray Board held a meeting and was briefed on the status of discussions with Aphria.
On October 30, 2020, Aphria executed an engagement letter to formally retain Jefferies as its financial advisor.
On October 31, 2020, the Aphria Transaction Advisory Committee held a meeting at which the status of the potential transactions with Tilray and SweetWater were discussed.
On November 2, 2020, Mr. Melcarek, a representative of Tilray conducted a site tour of Aphria’s European distribution business, CC Pharma. CC Pharma is headquartered in Densborn, Germany. On November 2, 2020, a meeting was held between Tilray and Aphria management personnel to discuss overall progress on diligence workstreams. In attendance from Tilray were Messrs. Kennedy, Levin, Kruteck, Pucher, and Ms. Dara Redler, General Counsel. In attendance from Aphria were Messrs. Simon, Merton, Meiers, Ms. Faltischek and Dr. Christelle Gedeon, Chief Legal Officer. Representatives of Cowen and Jefferies were also in attendance. Progress on the diligence timeline was discussed. On this call, Mr. Simon informed Tilray management that Aphria had decided to focus exclusively on the potential acquisition of SweetWater, and that Aphria would be ceasing discussions with Tilray at this time. Mr. Simon informed Tilray management that Aphria remained interested in pursuing a potential transaction with Tilray, and that Aphria was not foreclosing further discussions once the SweetWater transaction was completed.
On November 3, 2020, the Tilray Board held a meeting. During this meeting, Mr. Kennedy explained that Aphria had shared that it was going to proceed with the acquisition of SweetWater and that it would terminate discussions with Tilray until such transaction was closed. Mr. Kennedy and the Tilray Board discussed that this would put at risk the transaction with Aphria but understood that Mr. Simon and the Aphria Board could not be dissuaded from proceeding as planned. The Tilray Board agreed that transaction discussions should be terminated at such time.
On November 4, 2020, the Aphria Board held a meeting at which representatives of Jefferies and Fasken were present. At the meeting, the Aphria Board approved the SweetWater transaction and determined that discussions with Tilray should be terminated until the completion of the SweetWater transaction. Later that day, Aphria announced that it had entered into an agreement to acquire SweetWater for approximately US$300 million.

On November 6, 2020, a representative of Aphria, Dr. Thomas Weppelmann of CC Pharma, conducted a site tour of Tilray’s cultivation facility in Cantanhede, Portugal as was previously scheduled and planned.
On November 8, 2020, Tilray and Aphria agreed to terminate discussions and revisit at a future time as appropriate.
On November 23 and 24, 2020, Tilray completed an exchange of approximately US$197.2 million in aggregate principal amount of convertible notes into equity. This convertible note exchange was negotiated between Tilray and certain institutional convertible noteholders on a private (i.e., not public tender) basis. The decision to proceed with the convertible note exchange was taken as part of prudent balance sheet management for Tilray and independent of the transaction discussions with Aphria that had previously occurred.
On November 27, 2020, Tilray and Aphria management held a meeting. In attendance from Tilray were Messrs. Kennedy, Levin, Kruteck, Pucher and Ms. Redler. In attendance from Aphria were Messrs. Simon, Merton, Meiers, and Ms. Faltischek and Gedeon. Tilray was informed that Aphria was prepared to re-engage in discussions with Tilray regarding a potential transaction after the completion of the SweetWater transaction, which was scheduled to occur by the end of the month. Tilray management communicated that it was interested in continuing the discussions.
On November 30, 2020, Aphria announced the closing of its acquisition of SweetWater.
On December 1, 2020, the Tilray Board held a meeting. Cowen was in attendance and provided the Tilray Board with an update on the financial analysis of a potential transaction with Aphria with regards to recent developments, including the completion of the SweetWater transaction and the respective stock trading prices of each company. The Tilray Board was supportive of moving forward and re-engaging with Aphria on the terms contained in the executed term sheet dated October 12, 2020.
On December 2, 2020, the Aphria Transaction Advisory Committee held a meeting at which Jefferies was present. Mr. Simon updated the Aphria Transaction Advisory Committee on recent discussions with Tilray and, in particular, noted the reverse acquisition structure that was now being contemplated. Jefferies presented financial metrics with respect to the equity ownership split for the combined entity and discussed the current debt holdings of each of the companies, the potential synergies of the combination, and the effects of Aphria having a U.S. parent. A discussion ensued with respect to the status and results of due diligence, the impact of the U.S. parent structure on the business of Aphria and the tax consequences of the reverse acquisition structure with respect to Aphria shareholders.
On December 4, 2020, the Tilray Board held a meeting. The purpose of this meeting was to provide the Tilray Board with a review of the legal and financial due diligence that had been conducted to date on Aphria. Blakes, legal counsel to Tilray, and Cooley, legal counsel to Tilray, led the conversation regarding legal due diligence. EY then joined the meeting to provide a review of the financial, accounting and tax due diligence that had been conducted to date on Aphria.
On December 5, 2020, DLA Piper and Fasken, Aphria’s legal counsel, sent an initial draft of the Arrangement Agreement (the “Draft Arrangement Agreement”) to Tilray’s legal counsel.
On December 7, 2020, the Aphria Board held a meeting to receive a status update from Aphria management and Jefferies on the potential transaction with Tilray, in particular with respect to deal structure, key terms and diligence that had been completed to date. At this meeting, the Aphria Board considered the proposed equity ownership split for the respective parties in light of recent developments and reviewed the benefits and risks of the transaction and how the transaction could help Aphria achieve its strategic goals.
On December 8, 2020, the Tilray Board held a meeting. During this meeting, the Tilray Board was briefed on the diligence completed to date and the conservative adjustments that Tilray management had made in its best judgment to the Aphria financial projections. Thereafter, a representative from Blakes discussed the key issues in the definitive transaction documents.
On December 8, 2020, Ms. Redler sent a list of Tilray’s issues with the Draft Arrangement Agreement to Ms. Faltischek and Dr. Gedeon, and on December 9, 2020, Tilray’s legal counsel sent a revised version of the Draft Arrangement Agreement to Aphria’s legal counsel. From December 8 through December 11, 2020, various discussions and negotiations took place between members of Tilray’s management and Tilray’s legal counsel and members of Aphria management and Aphria’s legal counsel.
On December 11, 2020, Mr. Simon called Mr. Kennedy to discuss the economics of the transaction in light of the current market capitalizations of each company and reflecting the conclusions of Aphria’s due diligence reviews. As a result, Mr. Simon proposed a change to the equity ownership split of 60% for Aphria and 40% for Tilray that was contemplated in the executed term sheet dated October 12, 2020. He communicated that Jefferies would call Cowen to discuss Aphria’s proposal. Later that evening, representatives from Jefferies called representatives from Cowen to discuss the proposal of an equity ownership split of 64% for Aphria and 36% for Tilray. Cowen acknowledged receipt of this proposal and agreed to relay such proposal to the Tilray Board and Tilray’s management.
On December 11, 2020, the Tilray Board held a meeting. An update was provided on due diligence and the drafting of the definitive transaction documents. The Tilray Board also approved the terms of Cowen’s engagement in connection with a strategic alternatives analysis and in particular, the potential transaction with Aphria. On December 12, 2020, Tilray executed an engagement letter dated as of December 10, 2020 with Cowen in respect of the potential transaction with Aphria.
On December 12, 2020, Aphria’s legal counsel sent a revised version of the Draft Arrangement Agreement to Tilray’s legal counsel, which reflected the discussions between the parties and their representatives that had taken place since the issues list was delivered by Tilray on December 8, 2020. From December 12, 2020, through December 15, 2020, negotiations ensued between representatives of Aphria and Tilray and various drafts of the Draft Arrangement Agreement, the Aphria Support Agreements, the Tilray Support Agreements and the other definitive transaction documents were exchanged between the parties.
Over the weekend of December 12 and 13, 2020, Messrs. Simon and Kennedy continued to communicate via text message and telephone. Through these conversations it was agreed that an equity ownership split of 62% for Aphria and 38% for Tilray might be mutually acceptable, subject to further discussions by each of the Aphria Board and the Tilray Board and to mutually satisfactory resolution of certain open items under discussion in the draft Arrangement Agreement.
On December 13, 2020, the Aphria Board held a meeting to receive an update from Aphria management and representatives of Jefferies. At this meeting, DLA Piper and Fasken provided the Aphria Board with a presentation regarding the terms of the Draft Arrangement Agreement and the other definitive transaction documents, discussed board duties with the members of the Aphria Board, and provided an update on the status of legal due diligence.
On December 13, 2020, the Tilray Board held a meeting. The Tilray Board was provided with an update on the latest discussions with Aphria, including with respect to the proposed equity ownership split. Cowen also presented a draft of its financial analysis of the transaction, reflecting the latest terms that had been negotiated. After discussion, the Tilray Board approved moving forward with an equity ownership split of 62% for Aphria and 38% for Tilray.
On December 14, 2020, the Tilray Board held a meeting to discuss the status of the transaction documents and due diligence. The Tilray Board was supportive of continuing to move forward. Imperial then presented a draft of their financial analysis based on the latest terms of the transaction to the Tilray Board.
On December 15, 2020, representatives from Cowen and Jefferies held a meeting to discuss the exchange ratio implied by the equity ownership split of 62% for Aphria and 38% for Tilray. It was agreed that the exchange ratio to effect such an equity ownership split was 0.8381 of a Tilray Share for each Aphria Share.
Also, on December 15, 2020, the Aphria Board held meetings on two separate occasions to discuss the completion of due diligence and the proposed final terms of the definitive transaction documents. During these meetings, following a review of the process and methodologies considered by Jefferies in evaluating the financial terms of the Arrangement, the Aphria Board received an oral opinion from Jefferies that, as of the date of such opinion and subject to the scope of review, assumptions and limitations contained therein, the Exchange Ratio is fair, from a financial point of view, to the Aphria Shareholders. After discussion, the Aphria Board determined that the Arrangement is in the best interests of Aphria and is fair to Aphria Shareholders and unanimously passed a resolution approving the Arrangement, authorizing Aphria to enter into the Arrangement Agreement and recommending that Aphria Shareholders vote in favour of the Arrangement.
On December 15, 2020, the Tilray Board held a meeting. Representatives from Cowen, Imperial, Cooley, Blakes, Lowenstein and Potter Anderson were present. Management provided an update on final diligence items and Tilray’s legal advisors provided an update on the transaction documents. Representatives from Cowen and Imperial were present and each rendered its oral opinion to the Tilray Board that, as of the date of such opinion and subject to the scope of review, assumptions and limitations contained therein, the Exchange Ratio is fair, from a financial point of view, to Tilray. Following this, the Tilray Board determined that the proposed Arrangement, and the other transactions and matters contemplated in the Arrangement Agreement and other transaction documents were advisable and in the best interests of the Company.
Following the foregoing meetings of the Aphria Board and the Tilray Board, the Arrangement Agreement and certain ancillary agreements were finalized. The Arrangement Agreement, the Aphria Support Agreements and the Tilray Support Agreements and certain other definitive agreements were executed, and the terms of the Arrangement were publicly announced in a joint news release issued by Aphria and Tilray on December 16, 2020, prior to the opening of trading on the TSX and the Nasdaq.
Our Reasons for the Arrangement
The Aphria Board and the Tilray Board each believe that, at this stage of development and expansion of the global cannabis market, companies with financial strength, a strategic footprint and scale, diverse product range, brand expertise and strong leadership are most likely to succeed in the long-term. The key strategic and financial benefits identified by both the Aphria Board and the Tilray Board during their respective evaluations of the Arrangement are summarized below. Since both boards of directors considered and reached the same conclusions on the common benefits of the Transaction described below, this information is being presented in a single section that reflects the views of each of the Aphria Board and the Tilray Board on the common benefits:
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World’s Largest Global Cannabis Company. On a pro forma basis for the last twelve months reported by each company prior to the date of the announcement of the Arrangement on December 16, 2020, the Combined Company would have had revenue of approximately US$685 million (C$874 million), which would have been the highest among publicly reporting cannabis companies globally over that period. The Combined Company will be positioned in the capital markets as a leading global cannabis company, with the scale to attract institutional investors and strategic partnerships.

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Strategic Footprint and Operational Scale. The Combined Company is expected to have the strategic footprint and operational scale necessary to compete more effectively in today’s consolidating cannabis market with a strong, flexible balance sheet, cash balance and access to capital, which Aphria and Tilray believe will give it the ability to accelerate growth and deliver long-term sustainable value for stockholders.

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Low-Cost State-of-the-Art Production & The Leading Canadian Adult-Use Cannabis Producer. The Combined Company is expected to have one of the lowest cost production operations with its state-of-the-art facilities. In addition, the Combined Company will have a portfolio of carefully curated Cannabis 2.0 products brands across all consumer segments, including flower, pre-roll, capsules, vapes, edibles and beverages, that are sold through its distribution partners. On a pro forma basis, for the period of August through October 2020, the Combined Company would have held a 17.3% retail market share, the largest share held by any single licensed producer in Canada and 7% higher than the next closest competitor.[1] In the adult-use market in Canada, the Combined Company, on a pro forma basis for the last twelve months reported by each company prior to the date of the announcement of the execution of the Arrangement Agreement, would have had gross revenue of US$232 million (C$296 million) in the adult-use market in Canada, which would have been the most of any Canadian licensed producer.

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Positioned to Pursue International Growth. The Combined Company will be well-positioned to pursue growth opportunities with its end-to-end EU-GMP supply chain and distribution, which will include (i) Aphria One’s Part II EU-GMP approved facility; (ii) ARA-Avanti Rx Part I EU-GMP approved facility; (iii) Aphria’s German cultivation facility; and (iv) Aphria’s German medical cannabis distribution footprint and (v) Tilray’s 2.7 million square foot EU-GMP cannabis cultivation and production facility in Portugal. Aphria is one of three companies selected in Germany to receive a licence for the in- country cultivation of medical cannabis and was awarded a total of five lots, which was the most available lots within the tender process, and is the only winner of the German tender with the permission to grow all three strains of medical cannabis approved by the BfArM. Aphria’s wholly-owned subsidiary, CC Pharma GmbH, will provide the Combined Company with distribution capabilities that will support the Aphria and Tilray medical cannabis brands to more than 13,000 pharmacies located throughout Germany. The Combined Company will have the opportunity to reach additional pharmacies and patients via distribution

[1]	Based on Stifel analyst report by Andrew Carter, dated December 6, 2020, “December 2020 Headset Canada Review”.

relationships. Tilray’s EU-GMP cultivation and production facility in Portugal will provide the Combined Company with the capacity to cultivate and produce EU-GMP medical cannabis products in order to meet international demand and the Combined Company will be able to export products produced in such facility on a tariff-free basis to EU countries. Importantly, the Tilray EU-GMP cultivation and production facility in Portugal will allow the Combined Company to unlock markets beyond the EU, including supplying countries in Latin America that recognize the EU-GMP standard for the cultivation and production of medical cannabis and that have already federally legalized access to medical cannabis or are in the process of doing so.
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Enhanced Consumer Packaged Goods Presence and Infrastructure in the U.S. The Combined Company is expected to have an improved position from a corporate, branding and products perspective if cannabis is legalized under U.S. federal law and allow the Combined Company to leverage several established third-party partnerships. In the United States, the Combined Company will have a strong consumer packaged goods presence and infrastructure with two strategic pillars: SweetWater, a leading cannabis lifestyle branded craft brewer, and Manitoba Harvest, a pioneer in branded hemp, CBD and wellness products with access to 17,000 stores in North America. The Combined Company is expected to leverage SweetWater’s craft beer manufacturing and distribution network to build brand awareness for the Combined Company’s leading cannabis brands via craft beers, hard seltzers, and other beverages as it seeks to take advantage of opportunities for both health and wellbeing beverage trends. The Combined Company also expects to pursue the opportunity to expand with new or existing CBD or other cannabinoid brands leveraging Manitoba Harvest’s strong hemp and wellness product platform. If cannabis is legalized under U.S. federal law, the Combined Company expects to be well-positioned to compete in the U.S. cannabis market given its existing strong cannabis brands and distribution system in addition to its track record of growth in consumer-packaged goods and cannabis.

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Substantial Synergies. The combination of Aphria and Tilray is expected to deliver meaningful synergies arising from cost leadership and scale opportunities in the Canadian adult-use and medical cannabis sector. Within 24 months of the completion of the Transaction, the Combined Company expects to achieve approximately US$78 million (C$100 million) in annual pre-tax cost synergies. The Combined Company expects to achieve cost synergies in the key areas of cultivation and production, cannabis and product purchasing, sales and marketing and corporate expenses. This is expected to include capitalizing on Aphria’s expertise and cost management structure and focusing on the opportunity for Aphria’s Leamington, Ontario operations to fully supply and deliver additional volume for Tilray’s brands and to replace the need for Tilray to purchase wholesale cannabis from other licensed producers. Tilray’s London, Ontario facility is also expected to provide Aphria with excess capacity to increase production of additional product formats, including advancing Aphria’s launch of branded cannabis edibles and cannabis beverages in Canada. The Combined Company is considering utilizing Tilray’s existing Nanaimo, British Columbia facility to enhance the availability of Aphria’s premium Broken Coast brand to meet increasing consumer demand. The Combined Company’s scalable infrastructure, both in Canada and internationally, is expected to deliver cost leadership and scale opportunities in the Canadian adult-use and medical cannabis sector including significant improvements to net profits, net revenues and EBITDA.

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Proven Leadership Team. The Combined Company will be led by a best-in-class management team and board of directors, with strong track records in consumer-packaged goods and cannabis experience internationally. Upon completion of the Arrangement, Aphria’s current Chairman and Chief Executive Officer, Irwin D. Simon, will lead the Combined Company as Chairman and Chief Executive Officer. The board of directors of the Combined Company will consist of nine members, seven of which, including Mr. Simon, are current Aphria directors and two of which will be from Tilray, including Brendan Kennedy, and one of which is to be designated. Aphria and Tilray are confident that the leadership team and proposed board of directors of the Combined Company provides a strong foundation for the Combined Company to accelerate growth.

Recommendation of the Aphria Board
The Aphria Board believes that the Arrangement is in the best interest of Aphria and is fair to the Aphria Shareholders. The Aphria Board unanimously recommends that Aphria Shareholders vote FOR the Aphria Resolution.

Factors Considered by the Aphria Board
In reaching its decision to approve the Arrangement Agreement and the transactions contemplated thereby, the Aphria Board considered the following material factors, all of which they viewed as supporting its decision to approve the Arrangement Agreement and the transactions contemplated thereby:
•	the strategic reasons for the Arrangement described above under “Description of the Arrangement – Our Reasons for the Arrangement”;
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information concerning the respective businesses of Aphria and Tilray, including information regarding financial performance and condition, operations, technology and management, and the results of Aphria’s due diligence review of Tilray’s businesses and operations;

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the current and prospective competitive environment in which cannabis companies, including Aphria, operate and the likely effect of that competitive environment on Aphria in light of, and in the absence of, the Arrangement;

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the analyses of, and discussions between, the Aphria Board and Aphria’s financial advisor and the financial advisor’s fairness opinion to the effect that, as of the date of the fairness opinion, based upon and subject to the assumptions made, matters considered and limits of the review undertaken, the 0.8381 Exchange Ratio is fair, from a financial point of view, to the Aphria Shareholders (for more information see “Description of the Arrangement – Opinion of Aphria’s Financial Advisor”);

•	the Exchange Ratio of 0.8381 of a Tilray Share for each Aphria Share, and the determination of the Aphria Board that the fixed exchange ratio was appropriate in a strategic transaction of this type;
•	the structure and terms of the Arrangement, including:
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that on completion of the Arrangement, it is expected that the Exchange Ratio will result in Aphria Shareholders owning approximately 62% of the outstanding Tilray Shares on a fully diluted basis providing those Aphria Shareholders with the opportunity to participate in the future growth of the Combined Company;

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that the Aphria Supporting Shareholders, who own, directly or indirectly, or exercise control or direction over, in the aggregate, Aphria Shares representing less than 1% of the outstanding Aphria Shares as of the date of this Circular, entered into the Aphria Support Agreements pursuant to which the Aphria Supporting Shareholders agreed, among other things, to vote the subject securities in favour of the Aphria Resolution (for more information see “General Information about the Aphria Meeting and Voting – Aphria Support Agreement);

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that the Tilray Supporting Stockholders, who own, directly or indirectly, or exercise control or direction over, in the aggregate, Tilray Shares representing approximately [•] of the outstanding Tilray Shares as of the date of this Circular, entered into the Tilray Support Agreements pursuant to which the Tilray Supporting Stockholders agreed, among other things, to vote the subject securities in favour of the Tilray Resolutions (for more information see “General Information about the Tilray Meeting and Voting – Tilray Support Agreement”);

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the reciprocal nature of the terms of the Arrangement Agreement and the other transaction documents, including the parties’ representations, warranties and covenants, and the Aphria Board’s determination that those terms and conditions were appropriate in a strategic transaction of this type;

•
the conditions to the completion of the Arrangement, and the Aphria Board’s view that while the completion of the Arrangement is subject to various conditions, including certain approvals, such conditions and approvals were likely to be satisfied on a timely basis;

•
the provisions of the Arrangement Agreement designed to restrict the ability of the Parties to solicit third party Acquisition Proposals but affording both sides the ability to consider and pursue an unsolicited Superior Proposal, the provisions of the Arrangement Agreement providing for the payment of the Aphria Termination Amount or the Tilray Termination Amount, as applicable, under specified circumstances relating to the termination of the Arrangement Agreement following the occurrence of an Acquisition Proposal and the conclusion of the Aphria Board that those provisions were an appropriate and reasonable means to increase the likelihood that the Arrangement will be completed;

•
that the Arrangement must be approved by the affirmative vote of at least two-thirds of the votes cast on the Aphria Resolution by Aphria Shareholders who vote virtually or by proxy at the Aphria Meeting;

•	that the Arrangement must be approved by the Court, which will consider, among other things, the fairness and reasonableness of the Arrangement to the Aphria Shareholders;
•	the availability of Dissent Rights to registered Aphria Shareholders (for more information see “Description of the Arrangement – Aphria Dissenting Shareholders’ Rights”)
•	the governance structure for the Combined Company, as reflected in the Arrangement Agreement, including:
•
the representation of directors from each of the Tilray Board and the Aphria Board on the board of directors of the Combined Company, with the board including two directors from Tilray (including Mr. Brendan Kennedy), and seven directors from Aphria (including Mr. Irwin Simon, the current Aphria CEO, as the chairman of the board of the Combined Company);

•
that Mr. Kennedy, Tilray’s current CEO and one other director designated by Tilray, would be a member of the board of directors of the Combined Company following the Arrangement, and the Tilray Board’s view of Mr. Kennedy as a leader with a strong reputation in the cannabis industry;

•
that Mr. Simon, the current Aphria CEO, would be the chief executive officer of the Combined Company following the Arrangement, and the Tilray Board’s view of Mr. Simon as having a strong track record as chief executive officer of Aphria; and

•	that principal offices will be maintained in Canada (Toronto, Leamington, and Vancouver Island), the United States (New York and Seattle), Portugal and Germany.
The Aphria Board also considered the potential risks of the Arrangement and potential conflicts of interest, including the following:
•
the possible diversion of management attention for an extended period of time during the pendency of the Arrangement and, following closing, the challenge of combining the businesses of two major international companies;

•	the risk that the anticipated cost savings will not be achieved;
•	the costs that may be incurred to combine the operations of Aphria and Tilray;
•
the potential conflicts of interest of Aphria’s officers and directors in connection with the Arrangement (for more information see “Description of the Arrangement – Interests of Aphria’s Directors and Management in the Arrangement”);

•	the risk of diverting management’s attention from other strategic priorities to implement integration efforts;
•	the risk that Aphria Shareholders will exercise Dissent Rights in connection with the Arrangement;
•	the risk that Tilray’s financial performance may not meet Aphria’s expectations;
•	the substantial costs to be incurred in connection with the Arrangement, including those that could be incurred regardless of whether the Arrangement is consummated;
•	the ability of the Tilray Board, in certain circumstances, to terminate the Arrangement Agreement or change its recommendation that Tilray Stockholders approve the Arrangement;
•	that Aphria would be required to pay to Tilray a termination fee of C$65 million in the event the Aphria Board were to terminate the Arrangement Agreement under certain circumstances; and
•
the other risks associated with the Arrangement and the business of Aphria, Tilray and the Combined Company, including those described under “Risk Factors – Risks Related to the Arrangement”, “Information Concerning Aphria – Risks and Uncertainties”, “Information Concerning Tilray – Risks and Uncertainties” and “Risk Factors – Risks Related to the Combined Company”.

In addition, the Aphria Board was aware of and considered the interests of its directors and executive officers that are different from, or in addition to, the interests of Aphria Shareholders generally described in the section entitled

“Interests of Aphria’s Directors and Management in the Arrangement” beginning on page 95 of this Circular. The foregoing discussion of the information and factors that the Aphria Board considered is not intended to be exhaustive, but rather is meant to include the material factors that the Aphria Board considered.
The Aphria Board considered all of these factors as a whole and, on balance, concluded that the potential benefits of the Arrangement outweighed the risks and uncertainties of the Arrangement. In addition, the Aphria Board was aware of and considered the interests of its directors and executive officers that are different from, or in addition to, the interests of Aphria Shareholders generally described in the section entitled “Interests of Aphria’s Directors and Management in the Arrangement”. In view of the wide variety of factors considered by the Aphria Board in connection with the evaluation of the Arrangement and the complexity of these matters, the Aphria Board did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of the Aphria Board may have given different weight to different factors. The Aphria Board conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, Aphria management, and Aphria’s financial and legal advisors, and considered the factors overall to be favorable to, and to support, its determination.
The foregoing description of the Aphria Board’s consideration of the factors supporting the Arrangement is forward-looking in nature. This information should be read in light of the factors discussed in the section entitled “Information Concerning Forward-Looking Statements” beginning on page [•] of this Circular.
Recommendation of the Tilray Board
The Tilray Board believes that the Arrangement Agreement and the transactions contemplated thereby, and the Tilray Charter Amendment Proposals are in the best interests of, and are advisable to, Tilray and the Tilray Stockholders. The Tilray Board unanimously recommends that Tilray Stockholders vote FOR the Tilray Charter Amendment Proposals, FOR the Tilray Share Issuance Proposal, FOR the Tilray Advisory Compensation Proposal and FOR the Tilray Adjournment Proposal.
Factors Considered by the Tilray Board
In reaching its decision to approve the Arrangement Agreement and the transactions contemplated thereby, the Tilray Board considered the following factors, all of which they viewed as supporting their decisions to approve the Arrangement Agreement and the transactions contemplated thereby:
•	the strategic reasons for the Arrangement described above under “Description of the Arrangement – Our Reasons for the Arrangement”;
•
information concerning the respective businesses of Aphria and Tilray, including information regarding financial performance and condition, operations, technology and management, and the results of Tilray’s due diligence review of Aphria’s businesses and operations;

•
the current and prospective competitive environment in which cannabis companies, including Tilray, operate and the likely effect of that competitive environment on Tilray in light of, and in the absence of, the Arrangement;

•
the analyses of, and discussions between, the Tilray Board and Tilray’s financial advisors and the financial advisors’ fairness opinions to the effect that, as of the date of the fairness opinions, based upon and subject to the assumptions made, matters considered and limits of the review undertaken, the 0.8381 Exchange Ratio is fair, from a financial point of view, to Tilray (for more information see “Description of the Arrangement – Opinion of Tilray’s Financial Advisors”);

•
the Exchange Ratio of 0.8381 of a Tilray Share for each Aphria Share, and the determination of the Tilray Board that the fixed exchange ratio was appropriate in a strategic transaction of this type, as well as the favorability of the Exchange Ratio implied by the relative trading prices of Tilray Shares and Aphria Shares over various periods and relative to the current assessment of the valuation of each company and of the expected synergies and other benefits of the Arrangement;

•
the expected treatment of the Arrangement as a tax-free reorganization under Section 368(a) of the Code for U.S. federal income tax purposes, and of the Arrangement Agreement as a “plan of reorganization” under Treasury Regulation Section 1.368-2(g), as more fully described in the section entitled “Certain U.S. Federal Income Tax Considerations” beginning on page [•] of this Circular;

•	the structure and terms of the Arrangement, including:
•
that on completion of the Arrangement, Tilray Stockholders will own approximately 38% of the outstanding Tilray Shares on a fully diluted basis providing those Tilray Stockholders with the opportunity to participate in the future growth of the Combined Company;

•
that the Tilray Supporting Stockholders, who own, directly or indirectly, or exercise control or direction over, in the aggregate, Tilray Shares representing approximately [•] of the outstanding Tilray Shares as of the date of this Circular, entered into the Tilray Support Agreements pursuant to which the Tilray Supporting Stockholders agreed, among other things, to vote the subject securities in favour of the Tilray Resolutions (for more information see “General Information about the Tilray Meeting and Voting – Tilray Support Agreement”);

•
that the Aphria Supporting Shareholders, who own, directly or indirectly, or exercise control or direction over, in the aggregate, Aphria Shares representing less than 1% of the outstanding Aphria Shares as of the date of this Circular, entered into the Aphria Support Agreements pursuant to which the Aphria Supporting Shareholders agreed, among other things, to vote the subject securities in favour of the Aphria Resolution (for more information see “General Information about the Aphria Meeting and Voting – Aphria Support Agreement”);

•
the reciprocal nature of the terms of the Arrangement Agreement and the other transaction documents, including the parties’ representations, warranties and covenants and the Tilray Board’s determination that those terms and conditions were appropriate in a strategic transaction of this type;

•
the conditions to the completion of the Arrangement, and the Tilray Board’s view that while the completion of the Arrangement is subject to various conditions, including certain approvals, such conditions and approvals were likely to be satisfied on a timely basis;

•
the provisions of the Arrangement Agreement designed to restrict the ability of the Parties to solicit third party Acquisition Proposals but affording both sides the ability to consider and pursue an unsolicited Superior Proposal, the provisions of the Arrangement Agreement providing for the payment of the Aphria Termination Amount or the Tilray Termination Amount, as applicable, under specified circumstances relating to the termination of the Arrangement Agreement following the occurrence of an Acquisition Proposal and the conclusion of the Tilray Board that those provisions were an appropriate and reasonable means to increase the likelihood that the Arrangement will be completed;

•	the governance structure for the Combined Company, as reflected in the Arrangement Agreement, including:
•
the representation of directors from each of the Tilray Board and the Aphria Board on the board of directors of the Combined Company, with the board including two directors from Tilray (including Mr. Brendan Kennedy), and seven directors from Aphria (including Mr. Irwin Simon, the current Aphria CEO, as the chairman of the board of the Combined Company);

•
that Mr. Kennedy, Tilray’s current CEO and one other director designated by Tilray, would be a member of the board of directors of the Combined Company following the Arrangement, and the Tilray Board’s view of Mr. Kennedy as a leader with a strong reputation in the cannabis industry;

•
that Mr. Simon, the current Aphria CEO, would be the chief executive officer of the Combined Company following the Arrangement, and the Tilray Board’s view of Mr. Simon as having a strong track record as chief executive officer of Aphria; and

•	that principal offices will be maintained in Canada (Toronto, Leamington, and Vancouver Island), the United States (New York and Seattle), Portugal and Germany.

The Tilray Board also considered the potential risks of the Arrangement and potential conflicts of interest, including the following:
•
the possible diversion of management attention for an extended period of time during the pendency of the Arrangement and, following closing, the challenge of combining the businesses of two major international companies;

•	the risk that the anticipated cost savings will not be achieved;
•	the costs that may be incurred to combine the operations of Aphria and Tilray;
•
the potential conflicts of interest of Tilray’s officers and directors in connection with the Arrangement (for more information see “Description of the Arrangement – Interests of Aphria’s Directors and Management in the Arrangement”);

•	the risk of diverting management’s attention from other strategic priorities to implement integration efforts;
•
the risk that, because the Exchange Ratio under the Arrangement Agreement was fixed as of the time of execution of the Arrangement Agreement and would not be adjusted for changes in the market prices of Tilray Shares or Aphria Shares, the trading price of the Tilray Shares to be issued to Aphria Shareholders upon the consummation of the Arrangement could be significantly higher than it was at the time the Arrangement Agreement was entered into, and the fact that the Arrangement Agreement does not provide Tilray with a price-based termination right or other similar protection;

•	the fact that the Tilray Stockholders will not be permitted to seek appraisal of their shares in connection with the Arrangement;
•	the risk that Aphria Shareholders will exercise Dissent Rights in connection with the Arrangement;
•	the risk that Aphria’s financial performance may not meet Tilray’s expectations;
•	the substantial costs to be incurred in connection with the Arrangement, including those that could be incurred regardless of whether the Arrangement is consummated;
•	the ability of the Aphria Board, in certain circumstances, to terminate the Arrangement Agreement or change its recommendation that Aphria Shareholders approve the Arrangement;
•	that Tilray would be required to pay to Aphria a Termination Amount of C$65 million in the event the Tilray Board were to terminate the Arrangement Agreement under certain circumstances; and
•
the other risks associated with the Arrangement and the business of Aphria, Tilray and the Combined Company, including those described under “Risk Factors – Risks Related to the Arrangement”, “Information Concerning Aphria– Risks and Uncertainties”, “Information Concerning Tilray – Risks and Uncertainties” and “Risk Factors – Risks Related to the Combined Company”.

In addition, the Tilray Board was aware of and considered the interests of its directors and executive officers that are different from, or in addition to, the interests of Tilray Stockholders generally described in the section entitled “Interests of Tilray’s Directors and Management in the Arrangement” beginning on page [•] of this Circular. The foregoing discussion of the information and factors that the Tilray Board considered is not intended to be exhaustive, but rather is meant to include the material factors that the Tilray Board considered.
The Tilray Board considered all of these factors as a whole and, on balance, concluded that the potential benefits of the Arrangement outweighed the risks and uncertainties of the Arrangement. In addition, the Tilray Board was aware of and considered the interests of its directors and executive officers that are different from, or in addition to, the interests of Tilray Stockholders generally described in the section entitled “Interests of Tilray’s Directors and Management in the Arrangement”. In view of the wide variety of factors considered by the Tilray Board in connection with the evaluation of the Arrangement and the complexity of these matters, the Tilray Board did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of the Tilray Board may have given different weight to different factors. The Tilray Board conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, Tilray’s management, and financial and legal advisors, and considered the factors overall to be favorable to, and to support, its determination.

The foregoing description of the Tilray Board’s consideration of the factors supporting the Arrangement is forward-looking in nature. This information should be read in light of the factors discussed in the section entitled “Information Concerning Forward-Looking Statements” beginning on page [•] of this Circular.
Description of the Plan of Arrangement
The following summary of certain transaction steps of the Plan of Arrangement is qualified in its entirety by reference to the full text of the Plan of Arrangement, a copy of which is attached as Appendix “B” to this Circular.
The Arrangement is being implemented pursuant to a plan of arrangement under the laws of the Province of Ontario. The purpose of the Plan of Arrangement is to facilitate a series of transactions which will occur in a specific sequence and as a consequence of which Tilray, will acquire all of the outstanding Aphria Shares.
Pursuant to the Arrangement, commencing at the Effective Time, each of the following events or transactions shall occur and be deemed to occur in the following sequence, in each case, without any further authorization, act or formality on the part of any person:
1.	at the Effective Time,
(a)
each Dissent Share held by an Aphria Dissenting Shareholder who is ultimately determined to be entitled to be paid the fair value of the Dissent Shares in respect of which such Aphria Dissenting Shareholder has exercised Dissent Rights shall be, and shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, to Aphria (free and clear of all Liens) and such Aphria Dissenting Shareholder will cease to be the holder thereof or to have any rights as a holder in respect of such Dissent Share other than the right to be paid the fair value of such Dissent Share determined and payable in accordance with their Dissent Rights under the laws of Ontario, as modified by the Plan of Arrangement and the Interim Order; and

(b)
at the same time as the preceding step occurs, the name of each Aphria Dissenting Shareholder shall be removed from the register of the Aphria Shares and such Dissent Shares shall be automatically cancelled as of the Effective Date;

2.	concurrently with the preceding steps:
(a)
each Aphria Share outstanding immediately prior to the Effective Time (other than Dissent Shares held by Aphria Dissenting Shareholders who are ultimately determined to be entitled to be paid the fair value of their Dissent Shares as determined in accordance with their Dissent Rights under the laws of Ontario, as modified by the Plan of Arrangement and the Interim Order) shall be and shall be deemed to be transferred by the holder thereof to Tilray (free and clear of all Liens) in exchange for the issuance of the Consideration Shares;

(b)
at the same time as that preceding step occurs, the holder of each Aphria Share transferred to Tilray pursuant to the preceding step shall cease to be the holder thereof, or to have any rights as a holder thereof other than the right to receive the Consideration issuable in respect of each Aphria Share held pursuant to the preceding step and shall be removed from the register of the Aphria Shares and legal and beneficial title to each such Aphria Share shall be transferred to Tilray and Tilray will be and be deemed to be the transferee and legal and beneficial owner of such Aphria Share (free and clear of any Liens) and will be entered in the central securities register of Aphria as the sole holder thereof; and

(c)	Tilray will be the holder of all of the outstanding Aphria Shares;
3.	immediately after the preceding steps occur:
(a)
each Aphria Option, other than any Continuing Aphria Option, to the extent it has not been exercised as of the Effective Date, will be exchanged by the holder thereof, without any further act or formality and free and clear of all Liens, for a Replacement Option to purchase a number of Tilray Shares equal to the product of the Exchange Ratio, rounded down to two decimal places, multiplied by the number of Aphria Shares issuable on exercise of such Aphria Option immediately prior to the Effective Time (rounded down to the next whole number of Tilray Shares) for an exercise price per Tilray Share (rounded up to the nearest whole cent) equal to the exercise price per share of such Aphria Option immediately prior to the Effective Time divided by the Exchange Ratio, rounded down to two decimal places, and the Aphria Options shall thereupon be cancelled. The term to expiry, conditions to and manner of exercise and other terms and conditions of each of the Replacement Options shall be the same as the terms and conditions of the Aphria Option for which it is exchanged except that such Replacement Options shall be governed by the terms and conditions of the Tilray Plan and, in the event of any inconsistency or conflict the Tilray Plan shall govern. It is intended that subsection 7(1.4) of the Tax Act apply to the exchange of Aphria Options by Aphria Securityholders resident in Canada who acquired Aphria Options by virtue of their employment. Accordingly, and notwithstanding the foregoing, if required, the exercise price of a Replacement Option held by such an Aphria Securityholders will be increased such that the In-The-Money Amount of the Replacement Option immediately after the exchange does not exceed the In-The-Money Amount of the Aphria Option immediately before the exchange. For any Aphria Option that is intended to qualify as an “incentive stock option” within the meaning of Section 422 of the Code, it is intended that such exchange will comply with Treasury Regulation Section 1.424(1)(a). For any Aphria Option that is a nonqualified option held by a U.S. taxpayer it is intended that such exchange will be implemented in a manner intended to comply with Section 409A of the Code. Any document previously evidencing the Aphria Option shall thereafter evidence and be deemed to evidence such Replacement Option and no certificates evidencing the Replacement Options shall be issued;
(b)
each Continuing Aphria Option shall, without any further action on the part of any holder of any Continuing Aphria Option, be continued on the same terms and conditions as were applicable immediately prior to the Effective Time, except that, pursuant to the terms of the Aphria Omnibus Incentive Plan, the terms of the Continuing Aphria Options shall be amended so as to substitute for the Aphria Shares subject to such Continuing Aphria Options such number of Tilray Shares equal to (A) the number of Aphria Shares subject to the Continuing Aphria Options immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, rounded down to two decimal places;

(c)
each Aphria RSU other than a Continuing Aphria RSU to the extent it has not been exercised as of the Effective Date, will be exchanged by the holder thereof, without any further act or formality and free and clear of all Liens, for an award of Replacement RSUs in respect of a number of Tilray Shares equal to the product of the Exchange Ratio, rounded down to two decimal places, multiplied by the number of Aphria Shares underlying such Aphria RSUs immediately prior to the Effective Time (rounded down to the next whole number of Tilray Shares), and the Aphria RSUs shall thereupon be cancelled. The term to expiry, conditions to and manner of receipt and other terms and conditions of each of the Replacement RSUs shall be the same as the terms and conditions of the Aphria RSU for which it is exchanged except that such Replacement RSU shall be governed by the terms and conditions of the Tilray Plan and, in the event of any inconsistency or conflict the Tilray Plan shall govern. Any document previously evidencing the Aphria RSUs shall thereafter evidence and be deemed to evidence such Replacement RSUs and no certificates evidencing the Replacement RSUs shall be issued. It is intended that subsection 7(1.4) of the Tax Act apply to the exchange of Aphria RSUs by Aphria Securityholders resident in Canada who acquired Aphria RSUs by virtue of their employment;

(d)
each Continuing Aphria RSU shall, without any further action on the part of any holder of any Continuing Aphria RSU, be continued on the same terms and conditions as were applicable immediately prior to the Effective Time, except that, pursuant to the terms of the Aphria Omnibus Incentive Plan, the terms of the Continuing Aphria RSUs shall be amended so as to substitute for the Aphria Shares subject to such Continuing Aphria RSUs such number of Tilray Shares equal to (A) the number of Aphria Shares subject to the Continuing Aphria RSUs immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, rounded down to two decimal places;

(e)
each Aphria DSU other than a Continuing Aphria DSU to the extent it has not been exercised as of the Effective Date, will be exchanged by the holder thereof, without any further act or formality and free and clear of all Liens, for an award of Replacement DSUs in respect of a number of Tilray Shares equal to the product of the Exchange Ratio, rounded down to two decimal places, multiplied by the number of Aphria Shares underlying such Aphria DSUs immediately prior to the Effective Time (rounded down to the next whole number of Tilray Shares), and the Aphria DSUs shall thereupon be cancelled. The term to expiry, conditions to and manner of receipt and other terms and conditions of each of the Replacement DSUs shall be the same as the terms and conditions of the Aphria DSU for which it is exchanged except that such Replacement DSU shall be governed by the terms and conditions of the Tilray Plan and, in the event of any inconsistency or conflict the Tilray Plan shall govern. Any document previously evidencing the Aphria DSUs shall thereafter evidence and be deemed to evidence such Replacement DSUs and no certificates evidencing the Replacement DSUs shall be issued. It is intended that subsection 7(1.4) of the Tax Act apply to the exchange of Aphria DSUs by Aphria Securityholders resident in Canada who acquired Aphria DSUs by virtue of their employment;
(f)
each Continuing Aphria DSU shall, without any further action on the part of any holder of any Continuing Aphria DSU, be continued on the same terms and conditions as were applicable immediately prior to the Effective Time, except that, pursuant to the terms of the Aphria Omnibus Incentive Plan, the terms of the Continuing Aphria DSUs shall be amended so as to substitute for the Aphria Shares subject to such Continuing Aphria DSUs such number of Tilray Shares equal to (A) the number of Aphria Shares subject to the Continuing Aphria DSUs immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, rounded down to two decimal places;

(g)
each 2016 Aphria Warrant, to the extent it has not been exercised as of the Effective Date, will be exchanged by the holder thereof, without any further act or formality and free and clear of all Liens, for a Replacement Warrant to purchase a number of Tilray Shares equal to the product of the Exchange Ratio, rounded down to two decimal places, multiplied by the number of Aphria Shares issuable on exercise of such Aphria Warrant immediately prior to the Effective Time for an exercise price per Tilray Share equal to the exercise price per share of such Aphria Warrant immediately prior to the Effective Time divided by the Exchange Ratio, rounded down to two decimal places, and rounded up to the nearest whole cent (provided that, if the foregoing calculation results in a Replacement Warrant being exercisable for a fraction of a Tilray Share, then the number of Tilray Shares subject to such Replacement Warrant shall be rounded down to the next whole number of Tilray Shares) and the 2016 Aphria Warrants shall thereupon be cancelled. The term to expiry, conditions to and manner of exercise and other terms and conditions of each of the Replacement Warrants shall be the same as the terms and conditions of the 2016 Aphria Warrant for which it is exchanged. Any document previously evidencing a 2016 Aphria Warrant shall thereafter evidence and be deemed to evidence such Replacement Warrant and no certificates evidencing the Replacement Warrants shall be issued;

(h)
other than the 2016 Aphria Warrants, each Aphria Warrant shall, without any further action on the part of any holder of Aphria Warrant, be continued on the same terms and conditions as were applicable immediately prior to the Effective Time, except that, pursuant to the terms of the Aphria Warrant Indenture, the terms of the Aphria Warrants shall be amended so as to substitute for the Aphria Shares subject to such Aphria Warrants such number of Tilray Shares equal to (A) the number of Aphria Shares subject to the Aphria Warrants immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, rounded down to two decimal places;

(i)	the Aphria Warrant Indenture shall be terminated and, for greater certainty, all rights to receive any securities of the Aphria formerly held by Aphria Securityholders shall be extinguished; and
4.
no person shall have any rights, liabilities or other obligations in respect of the share capital of Aphria other than Tilray and each holder of Aphria Shares, Aphria Options, Continuing Aphria Options, Aphria RSUs, Continuing Aphria RSUs, Aphria DSUs, Continuing Aphria DSUs or 2016 Aphria Warrants outstanding immediately prior to the Effective Time, with respect to each step set out above applicable to such holder, shall be deemed, at the time such step occurs, to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer all Aphria Shares, Aphria Options, Aphria RSUs, Aphria DSUs or 2016 Aphria Warrants held by such holder in accordance with such step.

Payment of Arrangement Consideration
Following receipt of the Final Order and on or prior to the Effective Date, Tilray shall deliver or cause to be delivered to the Depositary in escrow pending the Effective Time, sufficient Tilray Shares (and any treasury directions addressed to Tilray’s transfer agent as may be necessary) to satisfy the aggregate Consideration to be paid to the Aphria Shareholders (other than Aphria Dissenting Shareholders) under the Plan of Arrangement.

Paramountcy
From and after the Effective Time: (i) the Plan of Arrangement shall take precedence and priority over any and all rights related to the securities of Aphria issued prior to the Effective Time; (ii) the rights and obligations of the holders of the securities of Aphria and any trustee and transfer agent therefor, shall be solely as provided for in the Plan of Arrangement; and (iii) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any securities of Aphria shall be deemed to have been settled, compromised, released and determined without liability except as set forth in the Plan of Arrangement.
Amendments to the Plan of Arrangement
Aphria and Tilray reserve the right to amend, modify and/or supplement the Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that any such amendment, modification or supplement must be: (i) set out in writing, (ii) approved by Aphria and Tilray, (iii) filed with the Court, and, if made following the Aphria Meeting, approved by the Court, and (iv) communicated to or approved by the Aphria Shareholders if and as required by the Court. Any amendment, modification or supplement to the Plan of Arrangement may be proposed by Aphria at any time prior to the Aphria Meeting (provided Tilray shall have consented thereto, such consent not to be unreasonably withheld or delayed) with or without any other prior notice or communication and, if so proposed and accepted by the persons voting at the Aphria Meeting (other than as may be required under the Interim Order), will become part of the Plan of Arrangement for all purposes. Any amendment, modification or supplement to the Plan of Arrangement that is approved or directed by the Court following the Aphria Meeting will be effective only if such amendment, modification or supplement (i) is consented to by each of Aphria and Tilray and (ii) if required by the Court or applicable Law, is consented to by the Aphria Shareholders voting in the manner directed by the Court. Any amendment, modification or supplement to the Plan of Arrangement may be made following the Effective Date but shall only be effective if it is consented to by each of Aphria and Tilray provided that such amendment, modification or supplement concerns a matter which, in the reasonable opinion of Aphria and Tilray, is of an administrative nature required to better give effect to the implementation of the Plan of Arrangement and is not adverse to the financial or economic interests of Aphria and Tilray or any former Aphria Securityholder.
Procedure for the Plan of Arrangement to Become Effective
The Arrangement will be implemented by way of a Court approved Plan of Arrangement under Section 182 of the OBCA pursuant to the terms of the Arrangement Agreement. The following procedural steps must be taken in order for the Arrangement to become effective:
•	the Arrangement must be approved by the Aphria Shareholders in the manner set forth in the Interim Order; and
•	the Court must grant the Final Order approving the Arrangement.
In addition, the Arrangement will only become effective if all other conditions precedent to the Arrangement set out in the Arrangement Agreement, including approvals under the Competition Act and the HSR Act, have been satisfied or waived by the appropriate party. For a description of the other conditions precedent see “The Arrangement Agreement and Related Agreements – Conditions to Completion of the Arrangement”.
Opinion of Aphria’s Financial Advisor
Pursuant to an engagement letter dated October 30, 2020, under which Aphria retained Jefferies to act as financial advisor to Aphria and the Aphria Board in connection with potential corporate transactions, Aphria requested that Jefferies render an opinion to the Aphria Board as to the fairness, from a financial point of view, of the Exchange Ratio to the Aphria Shareholders. At a meeting of the Aphria Board held on December 15, 2020, Jefferies delivered its opinion, subsequently confirmed in writing, to the Aphria Board to the effect that, as at the date thereof, based upon the scope of review and subject to the assumptions, limitations, qualifications, procedures and other factors set out therein, the Exchange Ratio is fair, from a financial point of view, to the Aphria Shareholders.
The full text of Jefferies’ fairness opinion, setting out the scope of review, assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the Jefferies opinion, is attached as Appendix “G” to this Circular. Jefferies’ fairness opinion was provided solely for the use and benefit of the Aphria Board (in its capacity as such) in its consideration of the Arrangement and did not address the relative merits of the transactions contemplated by the Arrangement Agreement as compared to any alternative transaction or opportunity that might be available to Aphria, nor does it address the underlying business decision by Aphria to engage in the Arrangement or the terms of the Arrangement Agreement or the documents referred to therein. Jefferies’ fairness opinion does not constitute a recommendation as to how any Aphria Shareholder should vote on the Arrangement or any matter related thereto. The following summary is qualified in its entirety by reference to the full text of Jefferies’ fairness opinion.
In arriving at its opinion, Jefferies, among other things:
•	reviewed a draft dated December 15, 2020, of the Arrangement Agreement;
•	reviewed certain publicly available financial and other information about Aphria and Tilray;
•
reviewed certain information furnished to it by the management of Aphria, including financial forecasts and analyses, relating to the business, operations and prospects of Aphria and Tilray, and estimates as to the amount and timing of certain cost savings and related expenses anticipated by the management of Aphria to result from the Arrangement (“Synergies”);

•	held discussions with members of senior management of Aphria concerning the matters described above;
•	reviewed the share trading price history and valuation multiples for the Aphria Shares and the Tilray Shares;
•	considered the potential pro forma impact of the Arrangement; and
•	conducted such other financial studies, analyses and investigations as Jefferies deemed appropriate.
In its review and analysis and in rendering the Jefferies fairness opinion, Jefferies assumed and relied upon, but did not assume any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information, data, advice, opinions, representations and other material that was supplied or otherwise made available by Aphria or that was publicly available to Jefferies (including, without limitation, the information described above), or that was otherwise reviewed by Jefferies. Jefferies relied on assurances of the management of Aphria that it is not aware of any facts or circumstances that would make such information inaccurate or misleading. In its review, Jefferies did not obtain any independent evaluation or appraisal of any of the assets or liabilities of, nor did Jefferies conduct a physical inspection of any of the properties or facilities of, Aphria, nor was Jefferies furnished with any such evaluations or appraisals of such physical inspections, nor did Jefferies assume any responsibility to obtain any such evaluations or appraisals. Without limiting the foregoing, Jefferies did not prepare a formal valuation (as defined in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions) of Aphria or any of its securities or assets and its opinion should not be construed as such.
With respect to the financial forecasts provided to and examined by Jefferies, Jefferies noted that projecting future results of any company is inherently subject to uncertainty. Aphria informed Jefferies, however, and Jefferies assumed, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Aphria as to the future financial performance of Aphria and Tilray. In addition, Aphria informed Jefferies, and Jefferies assumed, that the Synergies were reasonably prepared on bases reflecting the best available estimates and good faith judgments of the management of Aphria as to the amount and timing of certain cost savings and related expenses anticipated to result from the Arrangement, and Jefferies relied upon the assessment of the management of Aphria as to the ability of the Combined Company to achieve the Synergies in the amounts and at the times projected. Jefferies expressed no opinion as to the financial forecasts or the Synergies provided to Jefferies by Aphria, or the assumptions on which they were made.
Jefferies’ fairness opinion was based on economic, monetary, regulatory, market and other conditions existing and which could be evaluated as of the date of Jefferies’ fairness opinion. Jefferies expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion of which Jefferies becomes aware after the date of its opinion, being December 15, 2020.
Jefferies are not legal, regulatory, accounting or tax experts and relied on the assessments made by Aphria and its professional advisors with respect to such matters. Jefferies made no independent investigation of any legal, regulatory, accounting or tax matters affecting Aphria, and assumed the correctness in all respects material to its analysis of all legal, regulatory, accounting and tax advice given to Aphria and the Aphria Board, including, without limitation, advice as to the legal, regulatory, accounting and tax consequences of the terms of, and transactions contemplated by, the Arrangement Agreement to Aphria and the Aphria Shareholders. In addition, in preparing its opinion, Jefferies did not take into account any tax consequences of the transactions contemplated by the

Arrangement Agreement to any Aphria Shareholder. In preparing its opinion, Jefferies assumed that the executed Arrangement Agreement would not differ in any material respect from the draft that Jefferies reviewed, and that the Arrangement would be consummated in accordance with the terms and conditions of the Arrangement Agreement without waiver of, or amendment to, any term or condition that is in any way material to Jefferies’ analyses. Jefferies also assumed that in the course of obtaining the necessary regulatory or third party approvals, consents and releases necessary to consummate the transactions contemplated by the Arrangement Agreement, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Aphria, Tilray, any Aphria Shareholder or the contemplated benefits of the Arrangement.
Jefferies’ fairness opinion is for the use and benefit of the Aphria Board in its consideration of the Arrangement, and Jefferies’ fairness opinion does not address the relative merits of the transactions contemplated by the Arrangement Agreement as compared to any alternative transaction or opportunity that might be available to Aphria, nor does it address the underlying business decision by Aphria to engage in the Arrangement or the terms of the Arrangement Agreement or the documents referred to therein. Jefferies’ fairness opinion does not constitute a recommendation as to how any Aphria Shareholder should vote on the Arrangement or any matter related thereto. In addition, Jefferies’ fairness opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of Aphria, other than the Aphria Shareholders. Jefferies expressed no opinion as to the price at which Aphria Shares or Tilray Shares would trade at any time. Furthermore, Jefferies did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of Aphria’s officers, directors or employees, or any class of such persons, in connection with the transactions contemplated by the Arrangement Agreement relative to the consideration to be received by the Aphria Shareholders.
In connection with rendering its opinion to the Aphria Board, Jefferies performed a variety of financial and comparative analyses, which are summarized below. The following summary is not a complete description of all analyses performed and factors considered by Jefferies in connection with its opinion. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the analyses summarized below that reference selected public companies analyses, no company used as a comparison was identical or directly comparable to Aphria or Tilray. These analyses necessarily involved complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the companies or transactions concerned.
Jefferies believes that its analyses and the summary below must be considered as a whole and that selecting portions of its analyses and factors, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Jefferies’ analyses and opinion. Jefferies did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion, but rather arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole.
The estimates of the future performance of Aphria and Tilray underlying Jefferies’ analyses are not necessarily indicative of future results or values, which may be significantly more or less favourable than those estimates. In performing its analyses, Jefferies considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of Aphria and Tilray. Estimates of the financial value of companies do not purport to be appraisals or necessarily reflect the prices at which companies or securities may actually be sold or acquired. Accordingly, the estimates used in, and the range of the valuations resulting from, any particular analysis described below are inherently subject to substantial uncertainty and should not be taken as Jefferies’ view of the actual value of Aphria Shares or Tilray Shares.
The decision by Aphria to enter into the Arrangement Agreement was solely that of the Aphria Board. Jefferies’ fairness opinion was only one of many factors considered by the Aphria Board in its evaluation of the transactions contemplated by the Arrangement and should not be viewed as determinative of the views of the Aphria Board or Aphria management with respect to the Arrangement or the Exchange Ratio.
The following is a brief summary of the material financial analyses provided to the Aphria Board and performed by Jefferies in connection with its opinion. The management projections for Aphria (“Aphria Management Projections”) and Tilray, as provided to and adjusted by Aphria management, and as approved by Aphria management for use by Jefferies (“Tilray Adjusted Management Projections”, and together with the Aphria

Management Projections, the “Management Projections”) for the Aphria fiscal years ending May 31, 2021 through May 31, 2024, and for the Tilray fiscal years ending December 31, 2020 through December 31, 2023 (extrapolated to May 31, 2024 as per Aphria management), respectively, are described in the sections entitled “Description of the Arrangement – Aphria Unaudited Financial Projections”.
Financial Analyses
Jefferies relied principally upon discounted cash flow analyses in connection with its opinion, although it also performed additional financial analyses and included some observations in the subsequent section “Description of the Arrangement – Opinion of Aphria’s Financial Advisor – Additional Information”. Using the Management Projections, Jefferies performed discounted cash flow analyses of: (i) Aphria on a stand-alone basis; (ii) Aphria and Tilray on a pro forma combined basis using the exchange ratio of 0.8381x and including 100% of expected cost synergies; (iii) Tilray on a standalone-basis; and (iv) Tilray on a standalone-basis including 100% of expected cost synergies.
Discounted Cash Flow Analysis of Aphria Stand-Alone, and of Aphria Shareholders’ Share of the Combined Company at the Exchange Ratio
Using the Aphria Management Projections, Jefferies performed a discounted cash flow analysis on Aphria on a stand-alone basis. Using discount rates ranging from 10.0% to 12.0%, reflecting estimates of Aphria’s weighted average cost of capital, Jefferies discounted to present value, as of August 31, 2020; (i) estimates of the projected free cash flows of Aphria through fiscal year ending May 31, 2024, based on information contained in the Aphria Management Projections; (ii) a range of terminal year values for Aphria derived by applying exit multiples ranging from 10.5x to 14.5x to a terminal year estimate of Aphria’s Adjusted EBITDA, excluding the Aphria Diamond 49% non-controlling interest in fiscal year 2024; and (iii) estimates of the tax benefits from non-capital loss carry forward as provided by Aphria management. Unlevered free cash flow was calculated by tax effecting Aphria’s forecasted operating income figure at Aphria’s tax rate of 26.5% as provided by Aphria management, adding back depreciation and amortization, deducting capital expenditures, changes in net working capital, free cash flow attributable to the Aphria Diamond 49% non-controlling interest and contingent earn-out payments due to SweetWater, in the case of each of the foregoing, as included in the Aphria Management Projections, and was adjusted by Jefferies to further include the impact of share-based compensation as provided by Aphria management. Jefferies derived ranges of implied enterprise values for Aphria by adding the ranges of present values derived above. Jefferies then subtracted from the range of implied enterprise values amounts for Aphria’s indebtedness and added amounts for Aphria’s cash and the book value of its majority equity interest in Latam Holdings Inc. (excluded from the Aphria Management Projections), in each case as of August 31, 2020, pro forma for cash paid, and equity and debt issued to fund the subsequent acquisition of SweetWater (in each case as provided by Aphria management), and where applicable using a foreign exchange rate of 0.7822 US$/C$ as per Capital IQ as of December 14, 2020, to derive a range of implied equity values for Aphria. Jefferies then divided the range of implied equity values it derived by the number of fully diluted shares of Aphria as of December 14, 2020, as provided by the management of Aphria and using the treasury stock method to calculate dilution from options, warrants and convertible notes, to derive a range of implied equity values per share. This analysis indicated an implied equity value reference range per Aphria Share of approximately C$9.54 to C$13.38 on a stand-alone basis.
To derive the range of exit multiples, Jefferies selected the EBITDA exit multiple range of 10.5x to 14.5x in its professional judgment based on its review of publicly available financial and market information for both Aphria and Tilray, and the Selected Public Companies, including the Selected Alcohol and Tobacco Companies as set out below, which Jefferies in its professional judgment considered relevant for comparative purposes for the terminal years, given their operation in related, but more mature and profitable sectors.
Jefferies also performed a discounted cash flow analysis of Aphria Shareholders’ share of the Combined Company at the Exchange Ratio. This analysis followed the methodology outlined above for Aphria on a stand-alone basis, while also including the contribution of the Tilray Adjusted Management Projections and the Synergies, net of the costs to achieve the Synergies as per Aphria management. Other adjustments relative to the stand-alone methodology above included the selection of discount rates ranging from 9.8% to 11.8%, reflecting estimates of the Combined Company’s weighted average cost of capital (incorporating a lower size premium within the cost of equity, as a result of greater scale), and a Combined Company estimated tax rate of 25.0% as per Aphria management. Jefferies derived ranges of implied enterprise values for the Combined Company adding the ranges of present values derived above. Jefferies then subtracted from the range of implied values for the Combined Company estimated indebtedness, added cash and other items (as outlined above, with the addition of Tilray’s indebtedness and cash as of September 30, 2020, pro forma for subsequent at-the-market equity issuance as provided by Tilray management), net of estimated transaction expenses, to derive a range of implied equity values for the Combined Company. Jefferies then divided the range of implied equity values by the estimated number of fully diluted shares of the Combined Company expected to be outstanding following the Arrangement, based on the Exchange Ratio of 0.8381x, the number of fully diluted shares of Aphria and Tilray as provided by the management of Aphria and Tilray as of December 14, 2020, and using the treasury stock method and implied equity value per share to calculate dilution from options, warrants and convertible notes, to derive a range of implied equity values per share for the Combined Company.
Jefferies excluded considerations of revenue synergies and increased strategic flexibility from these analyses.
Jefferies multiplied the range of implied equity values per share for the Combined Company by the 0.8381x Exchange Ratio to derive a range of implied equity values per Aphria Share. This analysis indicated an implied equity value reference range of approximately C$9.77 to C$13.70 per Aphria Share for the Aphria Shareholders’ share of the Combined Company. Jefferies observed that this range was higher than the reference range derived above on a stand-alone basis, of approximately C$9.54 to C$13.38 per Aphria Share.
Discounted Cash Flow Analyses of Tilray Stand-Alone and Tilray Including Synergies
Using the Tilray Adjusted Management Projections, Jefferies performed a discounted cash flow analysis on Tilray on a stand-alone basis. Using discount rates ranging from 10.0% to 12.0%, reflecting estimates of Tilray’s weighted average cost of capital, Jefferies discounted to present value, as of August 31, 2020; (i) estimates of the projected free cash flows of Tilray through Aphria’s fiscal year ending May 31, 2024, based on information contained in the Tilray Adjusted Management Projections; (ii) a range of terminal year values for Tilray derived by applying exit multiples ranging from 10.5x to 14.5x to a terminal year estimate of Tilray’s Adjusted EBITDA in Aphria’s fiscal year 2024; and (iii) estimates of the tax benefits from non-capital loss carry forward as provided by Tilray management and approved for use by Aphria management. Unlevered free cash flow was calculated by tax effecting Tilray’s forecasted operating income figure at Tilray’s tax rate of 25.0% as provided by Tilray management and approved for use by Aphria management, adding back depreciation and amortization, deducting capital expenditures and changes in net working capital, in the case of each of the foregoing, as included in the Tilray Adjusted Management Projections. Jefferies derived ranges of implied enterprise values for Tilray adding the ranges of present values derived above. Jefferies then subtracted from the range of implied enterprise values amounts for Tilray’s indebtedness and added amounts for Tilray’s cash, in each case as of September 30, 2020, pro forma for Tilray’s at-the-market financing (as provided by Tilray management), and where applicable converted to Canadian dollars using a foreign exchange rate of 0.7822 US$/C$ as per Capital IQ as of December 14, 2020, to derive a range of implied equity values for Tilray. Jefferies then divided the range of implied equity values it derived by the number of fully diluted shares of Tilray as of December 14, 2020, as provided by the management of Tilray and using the treasury stock method to calculate dilution from options, warrants and convertible notes, to derive a range of implied equity values per share. This analysis indicated an implied equity value reference range per Tilray Share of approximately US$5.29 to US$7.64 on a stand-alone basis.
To derive the range of exit multiples, Jefferies selected the EBITDA exit multiple range of 10.5x to 14.5x in its professional judgment based on its review of publicly available financial and market information for both Aphria and Tilray, and the Selected Public Companies, including the Selected Alcohol and Tobacco Companies as set out below, which Jefferies in its professional judgment considered relevant for comparative purposes for the terminal years, given their operation in related, but more mature and profitable sectors.
Jefferies also performed a discounted cash flow analysis on Tilray including Synergies. This analysis followed the methodology outlined above for Tilray on a stand-alone basis, while also including the contribution of the Synergies, net of the costs to achieve the Synergies as per Aphria management. Other adjustments relative to the stand-alone methodology above included selection of discount rates ranging from 9.8% to 11.8%, reflecting estimates of the Combined Company’s weighted average cost of capital (incorporating a lower size premium within the cost of equity, as a result of greater scale), and a Combined Company estimated tax rate of 25.0% as per Aphria management. Jefferies derived ranges of implied enterprise values for Tilray adding the ranges of present values derived above. Jefferies then subtracted from the range of implied values amounts for Tilray’s indebtedness and added amounts for Tilray’s cash as of September 30, 2020, pro forma for Tilray’s at-the-market financing, (as provided by Tilray management), and where applicable converted to Canadian dollars using a foreign exchange rate of 0.7822 US$/C$ as per Capital IQ as of December 14, 2020, to derive a range of implied equity values for Tilray including Synergies.

Jefferies then divided the range of implied equity values by the number of fully diluted shares of Tilray as of December 14, 2020, as provided by the management of Tilray and using the treasury stock method to calculate dilution from options, warrants, and convertible notes, to derive a range of implied equity values per share. This analysis indicated an implied equity value reference range per Tilray Share of approximately US$10.01 to US$12.26.
Jefferies excluded considerations of revenue synergies and increased strategic flexibility from these analyses.
Implied Exchange Ratios Analysis
Jefferies calculated a reference range of exchange ratios implied by the discounted cash flow analyses outlined above.
To derive a reference range of implied exchange ratios based on Aphria and Tilray on a stand-alone basis, excluding the Synergies, Jefferies divided the low end of the implied equity value reference range per Aphria Share (C$9.54) by the low end of the implied equity value reference range per Tilray Share (US$5.29), and by dividing the high ends of the same ranges (C$13.38 and US$7.64 respectively), indicated by the discounted cash flow analyses above, and using a foreign exchange rate of 0.7822 US$/C$ as per Capital IQ as of December 14, 2020. This analysis indicated an implied exchange ratio reference range of 1.4111x to 1.3706x, but does not reflect the benefit of the Synergies, which are fundamental to Jefferies’ analysis of the Arrangement.
To derive a reference range of implied exchange ratios based on Aphria and Tilray, including the benefit of the Synergies expected to be realized by the Combined Company, Jefferies divided the low end of the implied equity value reference range per Aphria Share (C$9.54) by the low end of the implied equity value reference range per Tilray Share including Synergies (US$10.01), and by dividing the high ends of the same ranges (C$13.38 and US$12.26, respectively), indicated by the discounted cash flow analyses above, and using a foreign exchange rate of 0.7822 US$/C$ as per Capital IQ as of December 14, 2020. This analysis indicated an implied exchange ratio reference range of 0.8536x to 0.7451x, as compared to the Exchange Ratio of 0.8381x.
Additional Information
Jefferies observed certain additional information that did not form part of Jefferies’ financial analysis with respect to its opinion, but which is being provided for informational purposes only, including:
“Has/Gets” Analysis
Jefferies reviewed and compared the market price of Aphria common stock as of December 14, 2020, (the “Has”), with the range of implied equity value per Aphria Share that would be received at the Exchange Ratio (the “Gets”), which is calculated as the aggregate of: (i) the fully diluted market capitalizations of Aphria and Tilray as of December 14, 2020, using either the 30-day volume-weighted average price (“VWAP”) or the spot closing share prices for Aphria and Tilray Shares as of December 14, 2020, in two separate cases; (ii) the estimated present value of the incremental acceleration of the usage of Aphria’s and Tilray’s non-capital loss carry forward under the Combined Company; (iii) the estimated present value of the Synergies, net of the costs to achieve such Synergies; and (iv) net of estimated transaction expenses. Present values were calculated using a selection of discount rates ranging from 9.8% to 11.8%, reflecting estimates of the Combined Company’s weighted average cost of capital.
Jefferies notes that the “Has/Gets” analysis implied a range of value received per Aphria Share of C$10.87 - C$11.53 as compared to an Aphria Share price of C$10.07, when using spot closing prices as of December 14, 2020; and a range of value received per Aphria Share of C$10.65 - C$11.34 as compared to C$8.88 per Aphria Share, when using the 30-day VWAP share prices of Aphria and Tilray as of December 14, 2020.
Historical Exchange Ratio Analysis
Jefferies reviewed the market trading prices of Aphria and Tilray Shares during the three-month period ending on December 14, 2020, and calculated the implied daily historical exchange ratios during that period by dividing the closing share prices on Nasdaq of Aphria common stock and Tilray common stock for each date. Jefferies observed a range of implied exchange ratios of 1.0692x to 0.5485x over the three month period ending on December 14, 2020, as compared to the Exchange Ratio of 0.8381x.
Relative Contribution Analysis
Jefferies reviewed the respective contributions of Aphria, excluding non-controlling interests, and of Tilray, to the estimated net revenue, cannabis net revenue and gross profit of the Combined Company, based on the Aphria Management Projections and Tilray Adjusted Management Projections, as of the end of Aphria’s fiscal years 2021 and 2024, as well as the estimated Adjusted EBITDA of the Combined Company, based on the Aphria Management Projections and Tilray Adjusted Management Projections, as of the end of Aphria’s fiscal years 2022 and 2024. This analysis indicated a range of pro forma implied contribution of approximately 55.0% to 87.3% for Aphria to the Combined Company, compared to approximately 62.0% expected pro forma ownership for Aphria Shareholders at the Exchange Ratio. This analysis does not reflect the benefit of the Synergies, which are fundamental to Jefferies’ analysis of the Arrangement.
Selected Public Companies Analysis
Jefferies reviewed publicly available financial and market information for both companies and for the Selected Public Companies listed below, which Jefferies in its professional judgment considered generally relevant for comparative purposes.
Selected Canadian Licensed Cannabis Producers
•	Canopy Growth Corporation
•	Cronos Group Inc.
•	Aurora Cannabis Inc.
•	Hexo Corp.
•	OrganiGram Holdings Inc.
•	The Supreme Cannabis Company, Inc.
Selected U.S. Multi-State Cannabis Operators
•	Curaleaf Holdings, Inc.
•	Green Thumb Industries, Inc.
•	Cresco Labs, Inc.
•	Trulieve Cannabis Corp.
Selected Alcohol and Tobacco Companies
•	Anheuser-Busch InBev SA/NV
•	Philip Morris International Inc.
•	British American Tobacco p.l.c.
•	Altria Group, Inc.
•	Constellation Brands, Inc.
•	Molson Coors Beverage Company
•	Treasury Wine Estates Limited
Due to the volatility and wide disparity of trading multiples of the Selected Canadian Licensed Cannabis Producers and the Selected U.S. Multi-State Cannabis Operators, both operating in the emerging cannabis sector, Jefferies in its professional judgment considered that relevant conclusions could not be drawn for the relative values of Tilray, Aphria and the Combined Company for purposes of comparison to the Exchange Ratio. The Selected Alcohol and Tobacco Companies were considered relevant, in Jefferies’ professional judgment, for the terminal year multiple selection within the discounted cash flow analyses as described above, given their operation in related, but more mature and profitable sectors. Historical Transactions Analysis
Jefferies reviewed historical transaction activity in the Canadian and U.S. cannabis sectors, and observed that in its professional judgment, no transactions of relevant, scope or profile have occurred in this emerging sector for purposes of comparison to the Exchange Ratio.
Miscellaneous
Jefferies was engaged by Aphria to act as financial advisor to Aphria in connection with potential corporate transactions, such as the Arrangement, and will receive an aggregate fee for its services of US$15.0 million,

US$5.0 million of which was payable upon delivery of Jefferies’ fairness opinion and US$10.0 million of which is payable contingent upon consummation of the Arrangement. Jefferies will also be reimbursed for expenses incurred. Aphria has agreed to indemnify Jefferies against liabilities arising out of or in connection with the services rendered and to be rendered by Jefferies under such engagement. Jefferies has, in the past, provided financial advisory and financing services to Aphria and may continue to do so and has received, and may receive, fees for the rendering of such services. In particular, in the two years preceding the date of Jefferies’ fairness opinion, Jefferies has received US$17.9 million in fees for various advisory, underwriting and sales agent roles for Aphria. Jefferies maintains a market in the securities of Aphria and Tilray, and in the ordinary course of its business, Jefferies and its affiliates may trade or hold securities of Aphria or Tilray and/or their respective affiliates for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions in those securities. In addition, Jefferies may seek to, in the future, provide financial advisory and financing services to Aphria, Tilray or entities that are affiliated with Aphria or Tilray, for which Jefferies would expect to receive compensation.
Jefferies was selected to act as Aphria’s financial advisor in connection with the Arrangement because Jefferies is an internationally recognized investment banking firm with substantial experience in merger and acquisition transactions and due to its familiarity with Aphria and its business.
Aphria Unaudited Financial Projections
Aphria does not as a matter of course make public projections as to future sales, earnings, or other results, and forecasts for extended periods of time are of particular concern to Aphria due to the unpredictability of the underlying assumptions and estimates, particularly during the current pandemic. In connection with the evaluation of the Transaction, however, in October 2020 Aphria management prepared certain unaudited prospective financial information for fiscal years ending May 31, 2021 through May 31, 2024 for its board of directors, Jefferies and Tilray, which are referred to collectively as the financial projections by Aphria. The financial projections by Aphria were prepared treating Aphria on a stand-alone basis, without giving effect to the business combination including the impact of negotiating or executing the Transaction, the expenses that may be incurred in connection with consummating the Transaction, the potential synergies that may be achieved by the Combined Company as a result of the business combination, the effect of any business or strategic decision or action that has been or will be taken as a result of the Arrangement Agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the Arrangement Agreement had not been executed but which were instead altered, accelerated, postponed or not taken in anticipation of the Transaction. In October 2020, Aphria management also prepared certain estimates of synergies expected to be realized following the closing, which are referred to as the Aphria estimated synergies. These estimated synergies are that within 24 months of the completion of the Transaction, the Combined Company expects to achieve approximately US$78 million (C$100 million) in annual pre-tax cost savings. The Combined Company expects to achieve cost synergies in the key areas of cultivation, production, purchasing, sales and marketing and corporate expenses (see “Description of the Arrangement – Our Reasons for the Arrangement”). The estimated synergies assume that the expected benefits of the Transaction will be realized, including that no restrictions, terms or other conditions would be imposed in connection with the receipt of any necessary governmental, regulatory or other approvals or consents in connection with the consummation of the Arrangement. The Aphria estimated synergies are not reflected in the financial projections by Aphria. In addition, in December 2020, Aphria management reviewed and adjusted the Tilray Financial Projections (“Tilray Adjusted Management Projections”) to reflect the extension of the Tilray Financial Projections by five months through May 2024 in order to align more closely with the financial projections by Aphria which extended to Aphria’s fiscal year end at May 31, 2024, and the conversion of Tilray projections from U.S. dollars into Canadian dollars using a foreign exchange rate of 0.7822 C$/US$ as per Capital IQ as of December 14, 2020. The Tilray Adjusted Management Projections can be found below under “Summary of the Tilray Financial Projections by Aphria”.
The financial projections by Aphria summarized in the table below, the Aphria estimated synergies, and the Tilray Adjusted Management Projections were not prepared with a view toward public disclosure or with a view toward compliance with the published guidelines established by the SEC or the American Institute of Certified Public Accountants or Canadian securities regulators for preparation or presentation of prospective financial information or financial outlooks, or IFRS, but, in the view of Aphria management, were prepared on a reasonable basis, reflected the best available estimates and judgments at the time of preparation, and presented as of the time of preparation, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of Aphria. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this Circular are cautioned not to place undue reliance on the financial projections by Aphria or the Aphria estimated synergies or the Tilray Adjusted Management Projections. Although Aphria management believes there is a reasonable basis for the financial projections by Aphria, the Aphria estimated synergies and the Tilray Adjusted Management Projections, Aphria cautions shareholders that future results could be materially different from the financial projections by Aphria, the Aphria estimated synergies and the Tilray Adjusted Management Projections. This summary of the financial projections by Aphria, the Aphria estimated synergies and the Tilray Adjusted Management Projections is not being included in this Circular to influence your decision whether to vote for the Aphria Resolution, but because these financial projections by Aphria, the Aphria estimated synergies and the Tilray Adjusted Management Projections were shared between Aphria and Tilray and provided to Aphria’s and Tilray’s respective financial advisors and boards of directors for purposes of considering and evaluating the Arrangement Agreement and the Arrangement.
The financial projections by Aphria, the Aphria estimated synergies and the Tilray Adjusted Management Projections were prepared by, and are the responsibility of, Aphria’s management. Aphria’ independent registered public accounting firm and Tilray’s independent registered public accounting firm have not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the financial projections by Aphria, the Aphria estimated synergies and the Tilray Adjusted Management Projections. Accordingly, Aphria’s independent registered public accounting firm and Tilray’s independent registered public accounting firm do not express an opinion or any other form of assurance with respect thereto, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the financial projections. The report of Aphria’s independent registered public accounting firm incorporated by reference in this Circular relates to Aphria’s historical financial statements; the report does not extend to the financial projections by Aphria, the Aphria estimated synergies or the Tilray Adjusted Management Projections and should not be read to do so.
The financial projections by Aphria, the Aphria estimated synergies and the Tilray Adjusted Management Projections were prepared by, and are the responsibility of, Aphria’s management. Aphria’ independent registered public accounting firm and Tilray’s independent registered public accounting firm have not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the financial projections by Aphria, the Aphria estimated synergies and the Tilray Adjusted Management Projections. Accordingly, Aphria’s independent registered public accounting firm and Tilray’s independent registered public accounting firm do not express an opinion or any other form of assurance with respect thereto, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the financial projections. The report of Aphria’s independent registered public accounting firm incorporated by reference in this Circular relates to Aphria’s historical financial statements; the report does not extend to the financial projections by Aphria, the Aphria estimated synergies or the Tilray Adjusted Management Projections and should not be read to do so.
The financial projections by Aphria, the Aphria estimated synergies and the Tilray Adjusted Management Projections are subject to estimates and assumptions in many respects and, as a result, subject to interpretation. While presented with numerical specificity, the financial projections by Aphria, the Aphria estimated synergies and the Tilray Adjusted Management Projections are based upon a variety of estimates and assumptions that are inherently uncertain including in respect of the potential or possible impact of COVID-19 on industry conditions or Aphria’s business, though considered reasonable by Aphria management as of the date of their preparation. These estimates and assumptions may prove to be inaccurate for many reasons, including general economic conditions, the unpredictable impacts of COVID-19, challenges related to the COVID-19 pandemic, competition, and the risks discussed in this Circular under the sections entitled “Information Concerning Forward-Looking Statements and “Risk Factors.” The financial projections by Aphria, the Aphria estimated synergies and the Tilray Adjusted Management Projections also reflect assumptions as to certain business decisions that are subject to change. Because the financial projections by Aphria were developed for Aphria on a stand-alone basis without giving effect to the Transaction, they do not reflect any synergies that may be realized as a result of the business combination or any changes to Aphria’s operations or strategy that may be implemented after completion of the business Transaction. There can be no assurance that the financial projections by Aphria, the Aphria estimated synergies or the Tilray Adjusted Management Projections will be realized, and actual results may differ materially from those shown. Generally, the further out the period to which financial projections by Aphria, the Aphria estimated synergies and the Tilray Adjusted Management Projections relate, the less predictable and more unreliable the information becomes.

Summary of the Financial Projections by Aphria
The following table presents certain unaudited prospective financial information or financial outlook of Aphria prepared by Aphria management for fiscal years ended May 31, 2021 through May 31, 2024, for the Aphria Board, Jefferies, and Tilray, and was used in connection with rendering Jefferies’ fairness opinion to the Aphria Board.
	Fiscal Year Ending May 31,
(in millions of Canadian Dollars)	2021E	2022E	2023E	2024E
Net Revenue	$804	$1,243	$1,438	$1,656
Gross Profit	$328	$611	$749	$916
Adjusted EBITDA excluding NCI	$83	$243	$314	$393
As used above, Adjusted EBITDA is defined as net income (loss), plus (minus) income taxes (recovery), plus (minus) finance (income) expense, net, plus (minus) non-operating (income) loss, net, plus depreciation and amortization, plus share-based compensation, plus (minus) non-cash fair value adjustments on sale of inventory and on growth of biological assets, plus impairment, plus transaction costs, and certain one-time non-operating expenses, as determined by management. Adjusted EBITDA excluding NCI is defined as Adjusted EBITDA less Adjusted EBITDA attributable to non-controlling interest, which consists of the 49% interest not owned in Aphria Diamond. The financial projections by Aphria also exclude Aphria’s majority equity interest in Latam Holdings Inc.
Adjusted EBITDA and Adjusted EBITDA excluding NCI are non-IFRS financial measure that do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. Aphria management regularly uses a variety of financial measures that are not in accordance with IFRS. Aphria believes, when considered together with IFRS financial measures, that these financial measures provide information that is useful to investors in understanding Aphria’s operating results from the perspective of management. Non- IFRS financial measures should not be considered in isolation from, or as a substitute for, and should be reviewed in conjunction with, financial information presented in accordance with IFRS. Non- IFRS financial measures used by Aphria may not be comparable to similarly titled financial measures used by Tilray or other companies. Aphria does not provide a reconciliation of the forward- looking non- IFRS financial measure of Adjusted EBITDA and Adjusted EBITDA excluding NCI to the comparable IFRS financial measures because it is unable to reasonably predict certain items contained in the IFRS measures, including non- recurring and infrequent items that are not indicative of Aphria’s ongoing operations. These items are uncertain, depend on various factors and could have a material impact on Aphria’s IFRS results for the applicable period. Additional information regarding non- IFRS calculations used by Aphria may be found on Aphria’s SEDAR profile at www.sedar.com. Consequently, the financial metrics presented in Aphria’s and Tilray’s prospective financial information and in sections of this Circular with respect to the opinions of their respective financial advisors may not be directly comparable to one another.
Neither Aphria nor Tilray provided reconciliations of the non-IFRS measures included in these projections to the comparable IFRS measure due to no reasonably accessible or reliable comparable IFRS measures for these measures and the inherent difficulty in forecasting and quantifying the measures that are necessary for such reconciliation.
Summary of the Tilray Financial Projections by Aphria
The following table presents the Tilray Adjusted Management Projections and were approved for use by Jefferies by Aphria management.
	Tilray Fiscal Year Ending December 31,
(in millions of U.S. Dollars)	2021E	2022E	2023E	Jan - May 2024E
Net Revenue	$ 312	$ 435	$ 572	$ 265
Gross Profit	$ 106	$ 155	$ 210	$97
Adjusted EBITDA	$17	$64	$116	$54
As used above, Adjusted EBITDA is calculated as net income (loss) before inventory valuation adjustments; interest expenses, net; other expenses (income), net; deferred income tax (recoveries) expenses, current income tax expenses (benefit); foreign exchange gain (loss), net; depreciation and amortization expenses; loss from equity method investments; finance income from ABG; loss on disposal of property and equipment; amortization of inventory step-up; severance costs; impairment of assets; and change in fair value of warrant liability. Adjusted EBITDA is not calculated in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).
Neither Aphria nor Tilray provided reconciliations of the non-U.S. GAAP measures included in these projections to the comparable U.S. GAAP or IFRS measure due to no reasonably accessible or reliable comparable U.S. GAAP or IFRS measures for these measures and the inherent difficulty in forecasting and quantifying the measures that are necessary for such reconciliation.
None of Aphria, Tilray, or their respective affiliates, advisors, officers, directors or other representatives can provide any assurance that actual results will not differ from the financial projections by Aphria, the Aphria estimated synergies or the Tilray Adjusted Management Projections, and none of them undertakes any obligation to update, or otherwise revise or reconcile, the financial projections by Aphria, the Aphria estimated synergies or the Tilray Adjusted Management Projections to reflect circumstances existing after the date the financial projections by Aphria, the Aphria estimated synergies or the Tilray Adjusted Management Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying financial projections by Aphria, the Aphria estimated synergies or the Tilray Adjusted Management Projections, as applicable, are shown to be in error. Except as required by applicable securities laws, Aphria does not intend to make publicly available any update or other revision to the financial projections by Aphria, the Aphria estimated synergies or the Tilray Adjusted Management Projections, even in the event that any or all assumptions are shown to be in error. Aphria has made publicly available its actual results of operations for the year ended May 31, 2020, and for the quarterly period ended November 30, 2020. None of Aphria or its affiliates, advisors, officers, directors or other representatives has made or makes any representation to any Aphria Shareholder or Tilray Stockholder or other person regarding Aphria’s ultimate performance compared to the information contained in the financial projections by Aphria, the Aphria estimated synergies, the Tilray Adjusted Management Projections or that forecasted results will be achieved. Aphria has made no representation to Tilray, in the Arrangement Agreement or otherwise, concerning the financial projections by Aphria, the Aphria estimated synergies or the Tilray Adjusted Management Projections.
Opinion of Tilray’s Financial Advisors
Opinion of Cowen
Pursuant to an engagement letter dated as of December 10, 2020, Tilray retained Cowen to render an opinion to the Tilray Board as to the fairness, from a financial point of view, to Tilray of the Exchange Ratio provided for under the terms of the Arrangement Agreement.
On December 15, 2020, Cowen delivered certain of its written analyses and its oral opinion to the Tilray Board, subsequently confirmed in writing, as of the same date, to the effect that and subject to the various assumptions, qualifications and limitations set forth therein, as of December 15, 2020, the Exchange Ratio of 0.8381 of a Tilray Share in exchange for each Aphria Share that is issued and outstanding, was fair, from a financial point of view, to Tilray. The full text of the written opinion of Cowen, dated December 15, 2020, is attached as Appendix “H” and is incorporated by reference. Tilray Stockholders are urged to read the opinion in its entirety for the assumptions made, procedures followed, other matters considered and limits of the review by Cowen. The summary of the written opinion of Cowen set forth herein is qualified in its entirety by reference to the full text of such opinion. Cowen’s analyses and opinion were prepared for and addressed to the Tilray Board and are directed only to the fairness, from a financial point of view, of the Exchange Ratio in the Transaction, and do not constitute an opinion as to the merits of the Transaction or a recommendation to any stockholder or any other person as to how to vote with respect to the Transaction, or to take any other action in connection with the Transaction or otherwise. The Exchange Ratio in the Transaction was determined through negotiations between Aphria and Tilray and not pursuant to recommendations of Cowen.
In arriving at its opinion, Cowen reviewed and considered such financial and other matters as it deemed relevant, including, among other things:
•	a draft of the Arrangement Agreement dated December 14, 2020;
•	certain publicly available financial and other information for Tilray, and certain other relevant financial and operating data furnished to Cowen by management of Tilray;
•	certain publicly available financial and other information for Aphria and certain other relevant financial and operating data furnished to Cowen by management of Aphria;

•
certain internal financial analyses, financial forecasts, reports and other information concerning Tilray prepared by the management of Tilray (the “Tilray Forecasts”), certain internal financial analyses, financial forecasts, reports and other information concerning Aphria prepared by the management of Aphria (the “Aphria Forecasts”), adjusted Aphria Forecasts prepared by the management of Tilray (the “Adjusted Aphria Forecasts”), and the amounts and timing of the cost savings and related expenses to result from the Transaction furnished to Cowen by the management of Aphria and Tilray (the “Projected Synergies”);

•	consensus estimates and financial projections in Wall Street analyst reports (together, “Wall Street Projections”) for each of Aphria and Tilray;
•
discussions between Cowen and certain members of the managements of each of Aphria and Tilray concerning the historical and current business operations, financial conditions and prospects of Aphria and Tilray, the Projected Synergies and such other matters Cowen deemed relevant;

•	certain financial and stock market information for Aphria and Tilray as compared with similar information for certain publicly traded companies Cowen deemed relevant; and
•	such other information, financial studies, analyses and investigations and such other factors that Cowen deemed relevant for the purposes of its opinion.
In conducting its review and arriving at its opinion, Cowen, with Tilray’s consent, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to it by Aphria and Tilray, respectively, or which was publicly available or was otherwise reviewed by Cowen. Cowen did not undertake any responsibility for the accuracy, completeness or reasonableness of, or independent verification of, such information. Cowen relied upon, without independent verifications, the assessment of Tilray management as to the existing products and services of Tilray and the viability of, and risks associated with, the future products and services of Tilray. In addition, Cowen did not conduct, nor assume any obligation to conduct, any physical inspection of the properties or facilities of Aphria or Tilray. Cowen further relied upon Tilray’s representation and Aphria’s representation that all information provided to Cowen by Aphria and Tilray, respectively, was accurate and complete in all material respects. Cowen, with Tilray’s consent, assumed that the Tilray Forecasts, the Aphria Forecasts, the Adjusted Aphria Forecasts, and the description of Projected Synergies provided to Cowen were reasonably prepared by the respective managements of Aphria and Tilray, on bases reflecting the best then-available estimates and good faith judgments of such managements as to the future performance of Aphria and Tilray, and that such Tilray Forecasts, Aphria Forecasts, Adjusted Aphria Forecasts, Projected Synergies and the Wall Street Projections utilized in Cowen’s analysis provided a reasonable basis for its opinion. Cowen expressed no opinion as to the Tilray Forecasts, the Aphria Forecasts, the Adjusted Aphria Forecasts, the Wall Street Projections or the assumptions on which they were made. Cowen expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion of which Cowen becomes aware after the date of its opinion.
Cowen assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospectus of Aphria or Tilray since the date of the last financial statements made available to Cowen. Cowen did not make or obtain any independent evaluations, valuations or appraisals of the assets or liabilities of Aphria or Tilray, nor was Cowen furnished with these materials. In addition, Cowen did not evaluate the solvency or fair value of Aphria or Tilray under any state, provincial or federal laws relating to bankruptcy, insolvency or similar matters. Cowen’s opinion does not address any legal, regulatory, tax or accounting matters related to the Transaction, as to which Cowen assumed that Tilray and the Tilray Board had received such advice from legal, tax, accounting and regulatory advisors as each had determined appropriate. Cowen’s opinion addresses only the fairness of the Exchange Ratio, from a financial point of view to Tilray. Cowen expresses no view as to any other aspect or implication of the Transaction or any other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise. Cowen’s opinion was necessarily based upon economic and market conditions and other circumstances as they existed and could be evaluated by Cowen on the date of its opinion. It should be understood that although subsequent developments may affect its opinion, Cowen does not have any obligation to update, revise or reaffirm its opinion and Cowen expressly disclaims any responsibility to do so.
Cowen did not consider any potential legislative or regulatory changes being considered or recently enacted by the United States, Canada or any other foreign government, or any domestic or foreign regulatory body, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the SEC, the Financial Accounting Standards Board, or any similar foreign regulatory body or board.

In rendering its opinion, Cowen assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the Arrangement Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Arrangement Agreement and that all conditions to the consummation of the Transaction will be satisfied without waiver thereof. Cowen assumed that the final form of the Arrangement Agreement would be substantially similar to the last draft received by Cowen prior to rendering its opinion. Cowen also assumed that all governmental, regulatory and other consents and approvals contemplated by the Arrangement Agreement would be obtained and that, in the course of obtaining any of those consents, no restrictions will be imposed or waivers made that would have an adverse effect on the contemplated benefits of the Transaction. Cowen assumed that the Transaction will be consummated in a manner that complies with the applicable provisions of the U.S. Securities Act, the U.S. Exchange Act, and all other applicable state, provincial or federal statues, rules and regulations of the United States, Canada or any other jurisdiction.
Cowen’s opinion was intended for the benefit and use of the Tilray Board in its consideration of the financial terms of the Transaction. Cowen’s opinion does not constitute a recommendation to the Tilray Board on whether or not to approve the Transaction, or a recommendation to any stockholder or any other person as to how to vote with respect to the Transaction, or to take any other action in connection with the Transaction or otherwise. Cowen did not express any opinion as to what the value, price or trading range of the Tilray Shares actually will be following the consummation of the Transaction. Cowen was not requested to opine as to, and Cowen’s opinion does not in any manner address, Tilray’s underlying business decision to effect the Transaction or the relative merits of the Transaction as compared to other business strategies or transactions that might be available to Tilray. In addition, Cowen was not requested to opine as to, and Cowen’s opinion does not in any manner address, the fairness of the Transaction or the Exchange Ratio: (i) to any of Tilray’s officers, directors or employees, or class of such persons, relative to the public stockholders of Tilray; or (ii) to the holders of any class of securities, creditors or other constituencies of Aphria and Tilray.
The following is a summary of the principal financial analyses performed by Cowen to arrive at its opinion. Some of the summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses. Cowen performed certain procedures, including each of the financial analyses described below, and reviewed with the management of Tilray the assumptions on which such analyses were based and other factors, including the historical financial results of Aphria and Tilray, the Tilray Forecasts, the Aphria Forecasts and the Adjusted Aphria Forecasts. Certain of the assumptions on which such analyses were based, and certain other factors, were also reviewed with the management of Aphria.
Analysis of Selected Publicly-Traded Companies
Cowen performed a selected publicly-traded companies analysis, which provides an implied equity value for a company by comparing it to similar publicly-traded companies. Cowen reviewed and compared selected historical and projected operating and financial data and ratios for Aphria and Tilray to the corresponding financial data and ratios of certain other companies (the “Selected Companies”) whose securities are publicly traded and which Cowen believes, in its professional judgment and experience, to be relevant for comparison purposes. The data and ratios included certain financial and operating metrics that Cowen deemed relevant, and the implied multiples of enterprise value (“EV”) of the Selected Companies to estimated 2020 and estimated 2021 net revenues (in each case, as available from research analyst reports) for the Selected Companies.
The Selected Companies included the following Canadian licensed cannabis producers (the “Selected Cannabis Companies”):
•	Aurora Cannabis
•	Canopy Growth
•	Cronos Group
•	HEXO Corp
•	Organigram

•	Sundial Growers
•	Village Farms
Cowen also reviewed the following alcoholic beverage companies (the “Selected Alcohol Companies”), which it deemed relevant as a supplemental set of peer groups operating in an industry with similar economic and regulatory characteristics to the cannabis industry:
•	Anheuser- Busch InBev
•	The Boston Beer Company
•	Brown-Forman
•	Constellation Brands
•	Diageo
•	Molson Coors Beverage Company
•	Pernod Ricard
The implied multiples of EV of the Selected Companies based on estimated 2020 and 2021 net revenues and 2021 EBITDA for the Selected Alcohol Companies were as follows:
	Selected Cannabis Companies		Selected Alcohol Companies
	EV / Revenue 2020E	EV / Revenue 2021E	EV / Revenue 2020E	EV / Revenue 2021E	EV / EBITDA 2021E
Low	3.6x	2.7x	1.9x	1.8x	8.4x
Mean	12.7x	8.4x	6.4x	5.9x	18.4x
Median	6.9x	5.2x	6.2x	6.0x	19.4x
High	37.6x	20.2x	11.2x	10.5x	28.2x
Cowen applied a reference range of multiples of 5.5x to 8.0x, selected by Cowen in its professional judgment based on its review of the Selected Cannabis Companies, to the Tilray projected 2020 total net revenue, which indicated an implied equity value per share reference range for Tilray of approximately US$5.80 to US$8.60 per share. Cowen also applied a reference range of multiples of 3.0x to 5.0x, selected by Cowen in its professional judgment based on its review of the Selected Cannabis Companies, to the Tilray projected 2021 total net revenue, which indicated an implied equity value per share reference range for Tilray of US$4.80 to US$8.30 per share.
Cowen applied a reference range of multiples of 5.5x to 8.0x, selected by Cowen in its professional judgment based on its review of the Selected Cannabis Companies, to the Aphria projected calendar year 2020 total net revenue (US$497 million) based on the Aphria Forecasts, which indicated an implied equity value per share reference range for Aphria of approximately US$7.70 to US$11.30 per share. Cowen also applied a reference range of multiples of 3.0x to 5.0x, selected by Cowen in its professional judgment based on its review of the Selected Cannabis Companies, to the Aphria projected calendar year 2021 total net revenue (US$880 million) based on the Aphria Forecasts, which indicated an implied equity value per share reference range for Aphria of US$7.40 to US$12.50 per share.
Although the Selected Companies were used for comparison purposes, none of those companies is directly comparable to Aphria or Tilray. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the Selected Companies and other factors that could affect the public trading value of the Selected Companies or Aphria or Tilray to which they are being compared.
Tilray Discounted Cash Flow Analysis
Cowen performed this analysis of a range of values for Tilray Shares based upon the discounted present value of the projected unlevered free cash flows of Tilray described in the Tilray Forecasts for the fiscal years ended December 31, 2021 through December 31, 2023, and of the terminal value of Tilray at December 31, 2023, based upon multiples of 2023 projected adjusted EBITDA. Unlevered free cash flow was calculated by taking projected EBIT and subtracting from this amount projected income taxes (which are nil over the period as a result of net operating losses), adding back depreciation and amortization, and subtracting capital expenditures, changes in net working capital and extraordinary items. This analysis was based upon certain assumptions described by, projections supplied by and discussions held with the management of Tilray. In performing this analysis, Cowen utilized discount rates ranging from 10.0% to 12.0%, which were selected based on an estimate of Tilray’s weighted average cost of capital (“WACC”). Cowen utilized Adjusted EBITDA multiples ranging from 15.0x to 20.0x, which were selected by Cowen in its professional judgment based on its review of multiples of EBITDA for the Selected Companies, including the Selected Alcohol Companies. Utilizing this methodology, the per share equity value of Tilray ranged from US$6.60 to US$9.40 per share on a standalone basis, without taking into account any Projected Synergies, and ranged from US$11.60 to US$16.10 per share after attributing 100% of the Projected Synergies to Tilray.
Aphria Discounted Cash Flow Analysis Based on Aphria Management Projections
Cowen performed this analysis of a range of values for Aphria common shares based upon the discounted present value of the projected unlevered free cash flows of Aphria described in the Aphria Forecasts for the fiscal years ended May 31, 2021 through May 31, 2024, and of the terminal value of Aphria at May 31, 2024, based upon multiples of 2023 projected adjusted EBITDA. Unlevered free cash flow was calculated by taking projected EBIT and subtracting from this amount projected income taxes, adding back depreciation and amortization, and subtracting capital expenditures, changes in net working capital and projected free cash flows owed by Aphria to the holders of 49% ownership of Aphria Diamond, Aphria’s 51% majority-owned subsidiary. This analysis was based upon certain assumptions described by, projections supplied by and discussions held with the management of Aphria. In performing this analysis, Cowen utilized discount rates ranging from 8.5% to 10.5%, which were selected based on an estimate of Aphria’s WACC. Cowen utilized Adjusted EBITDA multiples ranging from 15.0x to 20.0x, which were selected by Cowen in its professional judgment based on its review of multiples of EBITDA for the Selected Companies, including the Selected Alcohol Companies. Utilizing this methodology, the per share equity value of Aphria ranged from US$11.00 to US$15.00 per share.
Aphria Discounted Cash Flow Analysis Based on Aphria Management Projections as Adjusted by Tilray Management
Cowen performed this analysis of a range of values for Aphria common shares based upon the discounted present value of the projected unlevered cash flows of Aphria described in the Adjusted Aphria Forecasts for the portion of the fiscal year from January 1, 2021 through May 31, 2021, the fiscal years ended May 31, 2022 through May 31, 2024, and of the terminal value of Aphria at May 31, 2024, based upon multiples of fiscal year 2024 projected adjusted EBITDA. Unlevered cash flow was calculated by taking projected EBIT and subtracting from this amount projected income taxes, adding back depreciation and amortization, and subtracting capital expenditures, changes in net working capital and projected free cash flows owed by Aphria to the holders of 49% ownership of Aphria Diamond. This analysis was based upon certain assumptions described by, projections supplied by and discussions held with the management of Aphria and Tilray. In performing this analysis, Cowen utilized discount rates ranging from 8.5% to 10.5%, which were selected based on an estimate of Aphria’s WACC. Cowen utilized Adjusted EBITDA multiples ranging from 15.0x to 20.0x, which were selected by Cowen in its professional judgment based on its review of multiples of EBITDA for the Selected Companies, including the Selected Alcohol Companies. Utilizing this methodology, the per share equity value of Aphria ranged from US$7.20 to US$10.00 per share.

Contribution Analysis
Cowen analyzed the respective contributions of net revenue, adjusted EBITDA and cannabis revenues based upon the Tilray Forecasts and the Adjusted Aphria Forecasts, and compared those metrics to Tilray Stockholders’ 38% pro forma ownership in the Combined Company.
	% of Combined Company
	Tilray	Aphria Management Projections as Adjusted by Tilray
Net Revenue
Most Recent Quarter (Annualized)	29%	71%
2020E	29%	71%
2021E	30%	70%
2022E	33%	67%
2023E	36%	64%
Adjusted EBITDA
2020E	n/m	n/m
2021E	18%	82%
2022E	30%	70%
2023E	37%	63%
Cannabis Revenue
Most Recent Quarter (Annualized)	36%	64%
2020E	38%	62%
2021E	39%	61%
2022E	41%	59%
Cowen also analyzed the respective contributions of equity value, enterprise value and cash of each of Aphria and Tilray utilizing each company’s closing share price as of December 14, 2020, 10-day VWAP and 20-day VWAP, and compared those metrics to Tilray Stockholders’ 38% pro forma ownership in the Combined Company.
Equity Value
Spot Price	32%	68%
10-DAY VWAP	35%	65%
20-DAY VWAP	36%	64%
Cash	42%	58%
Enterprise Value
Spot Price	33%	67%
10-DAY VWAP	35%	65%
20-DAY VWAP	36%	64%
Aphria/Tilray Implied Exchange Ratio Analysis
Cowen analyzed the implied exchange ratio of Aphria Shares per Tilray Share, the implied Tilray pro forma ownership and the ranges of equity values per share for Aphria and Tilray based on the respective selected public company analyses and discounted cash flow analyses. In the table below, the implied exchange ratio of Aphria shares per Tilray Share was calculated on the basis of the Aphria low price divided by the Tilray high price, and the Aphria high price divided by the Tilray low price. Per share values were rounded to the nearest $0.10. Cowen then compared the implied exchange ratio to the Exchange Ratio.
	Implied Exchange Ratio (Tilray Shares per Aphria Share)		Implied Tilray Pro Forma Ownership		Tilray Equity Value per Share		Aphria Equity Value per Share
	Low	High	Low	High	Low	High	Low	High
Selected Public Companies Analysis
EV / 2020E Net Revenue	0.8996x	1.9460x	21%	37%	$5.80	$8.60	$7.70	$11.30
EV / 2021E Net Revenue	0.8963x	2.6294x	17%	37%	$4.80	$8.30	$7.40	$12.50

	Implied Exchange Ratio (Tilray Shares per Aphria Share)		Implied Tilray Pro Forma Ownership		Tilray Equity Value per Share		Aphria Equity Value per Share
	Low	High	Low	High	Low	High	Low	High
Discounted Cash Flow Analysis
Tilray Forecasts and Adjusted Aphria Forecasts	0.7650x	1.5199x	25%	40%	$6.60	$9.40	$7.20	$10.00
Tilray Forecasts and Adjusted Aphria Forecasts After Attributing 100% of Projected Synergies to Tilray	0.4440x	0.8671x	37%	54%	$11.60	$16.10	$7.20	$10.00
Tilray Forecasts and Adjusted Aphria Forecasts	1.1753x	2.2761x	19%	31%	$6.60	$9.40	$11.00	$15.00
Tilray Forecasts and Adjusted Aphria Forecasts After Attributing 100% of Projected Synergies to Tilray	0.6821x	1.2985x	29%	43%	$11.60	$16.10	$11.00	$15.00
Note:	Aphria figures were converted from Canadian dollars to U.S. dollars at the December 14, 2020 spot exchange rate of C$1.279 / US$1.00
“Gives/Gets” Value Creation Analysis
Cowen reviewed and compared the aggregate equity value of Tilray attributable to holders of Tilray Shares prior to the completion of the Transaction with the implied value that holders of Tilray Shares will be receiving in the Transaction, as measured by a “gives/gets” analysis framework which compares the approximately 62% of Tilray’s equity value that is expected will be assumed by Aphria Shareholders as a result of the Exchange Ratio (the “Gives”) to the approximate 38% of Aphria’s equity value expect to result from the Exchange Ratio, and the relative 38% of the discounted cash flow-derived equity value attributable to Projected Synergies (together the “Gets”). For each of these metrics, Cowen compared the implied value received by Tilray Stockholders (the Gets) to the implied value to be received by Aphria Shareholders (the Gives) to assess the value created in the Transaction to Tilray. Cowen noted that the “Gives/Gets” analysis implied a range of equity value creation of: (i) using the current market value based on the December 14, 2020 closing prices, 57%; (ii) using the discounted cash flow-based equity values of the Tilray Forecasts and the Aphria Forecasts, 121% to 125%; (iii) using the discounted cash flow-based equity values of the Tilray Forecasts and the Adjusted Aphria Forecasts, 60% to 66%, and (iv) using the Selected Companies analysis, 77% to 87%.
Other Factors
Cowen also reviewed and considered other factors that were not considered part of its financial analyses in connection with rendering its advice, but were referenced for informational purposes, including, among other things, current trading metrics, historical trading price ranges and equity research analysts’ price targets, described below.
Current Trading Metrics
Cowen considered certain market metrics relating to Aphria and Tilray, including their respective share trading prices as of December 14, 2020, the number of shares outstanding, total debt, non-controlling interest, and cash and cash equivalents, determining that the market capitalization of Aphria and Tilray was US$1,219 million and US$2,537 million, respectively, and that their enterprise values were US$1,388 million and US$2,816 million, respectively. Cowen considered that the then-current trading prices would result in an exchange ratio of 1.0692x Tilray Share per Aphria Share and implied ownership of 32.5% for Tilray and 67.5% for Aphria, the preceding 10-day volume-weighted average price (VWAP) would result in an exchange ratio of 0.9787x and implied ownership of 34.7% for Tilray and 65.3% for Aphria, and the preceding 20-day VWAP would result in an exchange ratio of 0.9396x and implied ownership of 35.6% for Tilray and 64.4% for Aphria.
Cowen also calculated the premium that the Exchange Ratio of 0.8381 per Tilray Share would result in for Tilray, using the treasury stock method, based on 269.8 million Tilray Shares being issued in the Transaction. Cowen concluded that the premium to Tilray based on then-current trading prices would be 27.6%, based on the preceding 10-day VWAP of US$8.34 per share for Tilray and US$8.16 per share for Aphria would be 16.8%, and based on the preceding 20-day VWAP of US$8.81 per share for Tilray and US$7.53 for Aphria would be 12.1%.

All trading prices and VWAP calculations for Aphria and Tilray were based on Nasdaq trading prices, without taking into account Aphria’s trading prices on the TSX for purposes of this analysis. All figures were converted from Canadian dollars to U.S. dollars at the December 14, 2020 spot exchange rate of C$1.279 / US$1.00.
Historical Trading Price Ranges
Cowen considered the relative historical year-to-date stock performance of Tilray’s shares and Aphria’s shares based on Nasdaq trading prices. Cowen observed that the US$7.88 price for Aphria as of December 14, 2020 represented a 57.6% year-to-date increase, and that the US$7.37 price for Tilray as of December 14, 2020 represented a 55.1% year-to-date decrease. Cowen also reviewed the historical year-to-date spot at-market exchange ratio for Tilray Shares relative to Aphria Shares, relative to the Exchange Ratio for the Transaction and the spot exchange ratio as of December 14, 2020. Cowen noted that the spot exchange ratio over the prior year had ranged from 0.3975x to 0.8623x.
Wall Street Analyst Share Price Targets
Cowen reviewed publicly available Wall Street equity research analyst share price targets for Tilray Shares published by ten research analysts, which ranged from a low of US$4.77 to a high of US$15.00, with a mean of US$9.08 and a median of US$9.00. Cowen also reviewed publicly available Wall Street equity research analyst share price targets for the Aphria common shares published by 12 research analysts, which ranged from a low of US$5.36 to a high of US$9.93, with a mean of US$7.39 and a median of US$6.89. Cowen discounted these price targets by one year at Aphria and Tilray’s illustrative cost of equity of 11.6% and 9.9%, respectively, and noted that these discounted equity research price targets implied an exchange ratio range of 0.3631x to 2.1155x.
The summary set forth above does not purport to be a complete description of all the analyses performed by Cowen. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. Cowen did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, notwithstanding the separate factors summarized above, Cowen believes, and has advised the Tilray Board, that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the process underlying its opinion. In performing its analyses, Cowen made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of Aphria and Tilray. These analyses performed by Cowen are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses or securities may actually be sold. Accordingly, such analyses and estimates are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors. None of Aphria, Tilray, Cowen or any other person assumes responsibility if future results are materially different from those projected. The analyses supplied by Cowen and its opinion were among several factors taken into consideration by the Tilray Board in making its decision to enter into the Arrangement Agreement and should not be considered as determinative of such decision.
Cowen was selected by the Tilray Board to render an opinion to the Tilray Board because Cowen is a nationally recognized investment banking firm and because, as part of its investment banking business, Cowen is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Cowen is providing financial services for Tilray for which it will receive customary fees. In addition, in the ordinary course of its business, Cowen and its affiliates trade the equity securities of Aphria and Tilray for their own account and for the accounts of their customers, and, accordingly, may at any time hold a long or short position in such securities. Cowen and its affiliates in the ordinary course of business have from time to time provided, to Tilray, and in the future may provide to Tilray and Aphria, commercial and investment banking services, including serving as a financial advisor on potential acquisitions and as an underwriter, initial purchaser or sales agent on securities offerings. Cowen has not received any fees for the rendering of such services to Aphria. Cowen has received, and may in the future receive, fees for the rendering of such services to Tilray. In particular, in the two years preceding the date of Cowen's opinion, Cowen has received approximately $1.0 million in fees for advisory engagements, and is currently engaged as exclusive sales agent for Tilray’s at-the-market offering program, under which Cowen is entitled to a fee of 2.0% of the gross proceeds raised by Tilray and has received fees of approximately $4.8 million to date

Pursuant to the engagement letter between Cowen and Tilray, if the Transaction is consummated, Cowen will be entitled to receive a transaction fee estimated to be approximately US$10.0 million. Tilray also agreed to pay, and has paid, a fee of US$1.0 million to Cowen for rendering its opinion, which fee shall be credited against any transaction fee paid. Additionally, Tilray has agreed to reimburse Cowen for its out-of-pocket expenses, including attorneys’ fees, and has agreed to indemnify Cowen, each controlling person and each of their respective directors, officers, employees, agents and affiliates, against certain liabilities, including liabilities under the federal securities laws. The terms of the fee arrangement with Cowen, which are customary in transactions of this nature, were negotiated at arm’s length between Tilray and Cowen, and the Tilray Board was aware of the arrangement, including the fact that a significant portion of the fee payable to Cowen is contingent upon the completion of the Transaction.
Opinion of Imperial
Pursuant to an engagement letter dated May 27, 2020, the Tilray Transaction Committee retained Imperial to render an opinion to the fairness, from a financial point of view, to Tilray of the Exchange Ratio provided for under the terms of the Arrangement Agreement.
On December 15, 2020, Imperial delivered certain of its written analyses and its oral opinion to the Tilray Board, subsequently confirmed in writing as of the same date, to the effect that and subject to the various assumptions, qualifications and limitations set forth therein, as of December 15, 2020, the Exchange Ratio of 0.8381 of a Tilray Share in exchange for each Aphria Share that is issued and outstanding, was fair, from a financial point of view, to Tilray. The full text of the written opinion of Imperial, dated December 15, 2020, is attached as Appendix “I” and is incorporated by reference. Tilray Stockholders are urged to read the opinion in its entirety for the assumptions made, procedures followed, other matters considered and limits of the review by Imperial. The summary of the written opinion of Imperial set forth herein is qualified in its entirety by reference to the full text of such opinion. Imperial’s analyses and opinion were prepared for and addressed to the Tilray Board and are directed only to the fairness, from a financial point of view, of the Exchange Ratio in the Transaction, and do not constitute an opinion as to the merits of the Transaction or a recommendation to any stockholder or any other person as to how to vote with respect to the Transaction, or to take any other action in connection with the Transaction or otherwise. The Exchange Ratio in the Transaction was determined through negotiations between Aphria and Tilray and not pursuant to recommendations of Imperial.
In connection with rendering its opinion, Imperial has, among other things:
•	analyzed certain historical business and financial information relating to Aphria and Tilray that Imperial deemed to be relevant to its analysis;
•	reviewed certain internal financial forecasts and budgets for Aphria and Tilray prepared and provided by each company’s respective management;
•	held discussions with certain members of Tilray’s management to discuss the operations and future prospects of Tilray;
•	reviewed public information with respect to certain other public companies with business lines and financial profiles that Imperial deemed to be relevant;
•	reviewed the financial and other relevant terms, to the extent publicly available, of certain acquisition transactions that Imperial deemed to be relevant;
•	reviewed certain publicly available research reports;
•	reviewed the Arrangement Agreement and the ancillary documents thereto (the “Draft Transaction Documents”);
•	reviewed various presentations and materials prepared by Tilray’s financial advisor Cowen;
•	considered the results of their review, analysis and evaluation of strategic alternatives available to Tilray; and
•
conducted such other financial studies, analyses and investigations and took into account such other matters that Imperial deemed necessary, including an assessment of general economic and monetary conditions.

In giving its opinion, Imperial relied upon the accuracy and completeness of the foregoing financial and other information and did not assume responsibility for independent verification of such information or conduct or receive any current independent valuation or appraisal of any assets of Tilray or any appraisal or estimate of liabilities of Tilray. With respect to the financial forecasts, Imperial assumed, with the Tilray Board’s consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of Tilray as to the future financial performance of Tilray. Imperial did not make any independent valuation or appraisal of the assets or liabilities of Tilray. Imperial also relied upon the assurances of Tilray that it is unaware of any facts that would make the information or financial forecasts provided to Imperial untrue or misleading. Imperial has assumed no responsibility for, and has expressed no view as to, such financial forecasts or the assumptions on which they are based.
Imperial’s opinion is necessarily based upon financial, monetary, economic, market and other conditions as they existed, and the information made available to Imperial as of, the time of their opinion and can be evaluated as of the date of their opinion and does not address the fairness of the exchange ratio as of any other date, and Imperial assumed no responsibility for updating, revising or reaffirming their opinion based on circumstances, developments or events arising or occurring after the date of their opinion. These conditions have been and remain subject to volatility and uncertainty, and Imperial expressed no view as to the impact of such volatility and uncertainty after the date of their opinion on Tilray or the contemplated benefits of the Arrangement. In rendering their opinion, Imperial assumed, with the Tilray’s Board’s consent that (i) the final executed form of the Draft Transaction Documents would not differ in any material respect from the drafts that Imperial examined, (ii) the parties to the Draft Transaction Documents would comply with all the material terms of the Draft Transaction Documents, and (iii) the contemplated Transaction would be consummated in accordance with the terms of the Draft Transaction Documents without any adverse waiver or amendment of any material term or condition thereof. Imperial also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the contemplated Transaction would be obtained without any material adverse effect on Tilray or the contemplated Arrangement.
Imperial’s opinion was prepared at the request, and for the use and benefit, of the board of directors of Tilray in connection with its consideration of the Arrangement, and may not be used for any other purpose or disclosed without the prior written consent of Imperial. Imperial’s opinion does not constitute a recommendation as to how stockholders of Tilray should vote or act in connection with the contemplated Arrangement or any aspect thereof. Imperial’s opinion does not address the merits of the underlying decision by Tilray to engage in the contemplated Arrangement or the relative merits of any strategic or financial alternatives that may be available to Tilray. Imperial was not requested to, and did not, solicit third party indications of interest in acquiring all or any part of Tilray, nor did it negotiate with any of the parties to the contemplated Arrangement. Except as set forth in the engagement letter between Imperial and Tilray dated May 27, 2020, Imperial’s opinion may not be reproduced, disseminated, quoted or referred to at any time without Imperial’s prior written consent.
Imperial received a fee ($300,000) prior to the delivery of its opinion, in addition to other fees ($298,637.50) received for advisory services provided to the Tilray Transaction Committee in connection with the Tilray Transaction Committee’s previous review of Tilray’s potential strategic alternatives. None of Imperial’s fees are or were contingent upon the conclusions reached in its opinion or the successful completion of the Transaction. In addition, Tilray has agreed to reimburse Imperial for certain reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Imperial for specified liabilities arising out of its engagement and the delivery of its fairness opinion.
Imperial and its affiliates are engaged in investment banking and financial advisory services, securities trading, investment management, principal investment, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of its business, Imperial (and its affiliates) may actively trade the debt and equity securities of Tilray for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. In September 2019, Imperial provided a fairness opinion to the Special Committee of the Board of Directors of Tilray in connection with a transaction with Privateer Holdings, Inc. (Imperial received fees of $881,768 in connection with these services). Other than the foregoing, there are no material relationships that existed during the two years before the date of its opinion or that are mutually understood to be compensated in which any compensation was received or is intended to be received as a result of the relationship between Imperial and any party to the Arrangement.
The issuance of the opinion was approved by an authorized committee of Imperial.

Material Financial Analyses
Imperial employed commonly used valuation methods and financial analyses in reaching its opinion. The following is a brief summary of the material financial analyses performed by Imperial in arriving at its opinion. No company or transaction used in the analyses described below is identical or directly comparable to Aphria, Tilray or the Arrangement. These summaries of financial analyses alone do not constitute a complete description of all of the financial analyses Imperial employed in reaching its conclusions. Unless stated otherwise, none of the analyses performed and employed by Imperial were assigned a greater significance by Imperial than any other, nor does the order of analyses described represent relative importance or weight given to those analyses by Imperial. The financial analyses summarized below include information presented in tabular format. In order to understand fully the financial analyses used by Imperial, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of Imperial’s financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Imperial’s analysis. The summary text set forth below does not represent and should not be viewed by anyone as constituting, either in part or in their entirety, the conclusions reached by Imperial with respect to any of the analyses performed by it in connection with its opinion. Rather, Imperial made its determination as to the fairness, from a financial point of view, of the Exchange Ratio to the Tilray Stockholders on the basis of its experience and professional judgment after considering the results of all of the analyses performed.
Comparable Companies Analysis
Imperial analyzed the relative valuation of eight (including Aphria and Tilray) publicly traded Canadian licensed producers of legal cannabis that it deemed relevant based on their business profiles and financial metrics. The selected companies traded primarily on the Nasdaq and/or Toronto exchanges.
To select the group of companies for this analysis, Imperial identified publicly traded Canadian licensed producers of legal cannabis listed on the Nasdaq and/or Toronto exchanges. Imperial then calculated the enterprise value for each of the selected companies. No company used in this analysis is identical to Aphria or Tilray. Accordingly, this analysis is not purely mathematical, but also involves complex considerations and judgments concerning the differences in financial and operating characteristics of the selected companies and other factors.
For additional, secondary reference, Imperial also analyzed the relative valuation of five publicly traded beer and spirits companies that it deemed relevant based on their business profiles and financial metrics. The selected companies traded primarily on the NYSE or Euronext exchanges.
The selected Canadian cannabis licensed producers are as follows:
•	Aphria Inc. (used only in Tilray stand-alone analysis)
•	Aurora Cannabis Inc.
•	Canopy Growth Corporation
•	Cronos Group Inc.
•	HEXO Corp.
•	OrganiGram Holdings Inc.
•	Tilray, Inc. (used only in Aphria stand-alone analysis)
•	Village Farms International, Inc.
The multiples for these companies can be summarized as follows:
	LTM Revenue	2020E Revenue	2021E Revenue
High	44.5x	38.7x	23.0x
Low	3.1x	3.6x	2.6x
Average	12.9x	13.0x	8.3x
Median	7.9x	7.0x	4.8x

The selected beer and spirits producers are as follows:
•	Anheuser-Busch InBev SA/NV
•	Heineken N.V.
•	Constellation Brands, Inc.
•	The Boston Beer Company, Inc.
•	Molson Coors
The multiples for these companies can be summarized as follows:
	LTM Revenue	2020E Revenue	2021E Revenue	LTM EBITDA	2020E EBITDA	2021E EBITDA
High	6.9x	6.3x	6.2x	36.4x	33.8x	22.7x
Low	1.9x	1.9x	1.8x	8.1x	8.3x	8.4x
Average	4.7x	4.6x	4.1x	18.5x	18.1x	14.7x
Median	4.9x	5.0x	4.6x	16.8x	17.2x	13.8x
Using its professional judgment, Imperial then established a reference range of total enterprise values for each of Aphria and Tilray by applying selected multiples (based upon factors including the business profiles, past and projected financial results, current and past securities prices, and analysts’ views of each company relative to the comparable companies) to the corresponding financial metrics (revenue and, where applicable, EBITDA) of Aphria and Tilray, and then subtracted the net debt of each to derive the reference low and high equity values seen below (US$ in millions).
Company	Equity Value – Low	Per Share[2]	Equity Value – High	Per Share
Aphria	US$2,359	US$7.33	US$2,835	US$8.81
Tilray	US$1,284	US$7.76	US$1,546	US$9.35
Precedent Transactions Analysis
Imperial reviewed and analyzed publicly available information relating to selected acquisitions announced since 2018 of targets in the legal cannabis space. The selected transactions are as follows:
Date	Acquirer	Target
May 2019	Curaleaf Holdings, Inc.	Cura Partners, Inc.
April 2019	Cresco Labs Inc.	Origin House
March 2019	HEXO Corp.	Newstrike Brands Ltd.
January 2019	Aurora Cannabis Inc.	Whistler Medical Marijuana Corp.
December 2018	Acreage Holdings, Inc.	Form Factory, Inc.
October 2018	iAnthus Capital Holdings, Inc.	MPX Bioceutical Corporation
September 2018	HBA Corporation	ICC Labs Inc.
July 2018	Canopy Growth Corporation	Hiku Brands Company Ltd.
January 2018	Aphria Inc.	Broken Coast Cannabis Ltd.
None of the precedent transactions is identical to the Arrangement, and in evaluating the precedent transactions, Imperial made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, such as the impact of competition, industry growth and the absence of any adverse material change in the financial condition of Aphria, Tilray, or the companies involved in the precedent transactions or the industry or in the financial markets in general, which could affect the public trading value of the companies involved in the selected transactions which, in turn, could affect the enterprise values and equity values of the companies involved in the transactions to which the Arrangement is being compared. Based upon a consideration of these factors (specifically the size of the transactions, the fact that the largest transaction involved a U.S. multi-state operator and not a Canadian licensed producer, and the dates of the transactions relative to a market
[2]	Total Enterprise Value/Earnings Before Interest, Taxes, Depreciation, and Amortization, a metric commonly used in valuing businesses.

that has evolved rapidly in the past 12 to 24 months), and in its professional judgment, Imperial determined that none of the reported transactions provided an appropriate basis for a valuation of Aphria or Tilray as of the time of the contemplated Arrangement, and accordingly Imperial did not employ and did not assign any weight to the precedent transaction methodology in its valuation of Aphria or Tilray.
Discounted Cash Flow Analysis
Imperial used the financial projections provided by each of Aphria’s and Tilray’s management to perform a discounted cash flow (“DCF”) analysis of each company on a stand-alone basis. For each company, Imperial estimated terminal value using both the TEV/EBITDA2 multiple method and the Perpetuity Growth Method2. For the TEV/EBITDA method, based upon its professional judgment and knowledge of the companies’ industry, Imperial applied a range of TEV/EBITDA multiples (20x to 22x for Tilray and 18x to 20x for Aphria) to the final fiscal year EBITDA in the company’s projections. For the Perpetuity Growth method, based upon its professional judgment and knowledge of the companies’ industry, Imperial applied a range of perpetuity growth rates (8.5% to 9.5%) to the free cash flow in the final fiscal year of the company’s projections. Imperial then discounted the operating cash flows and terminal values to present values using a discount rate of 12.5% (based upon calculations of the weighted average cost of capital for Aphria and Tilray). This analysis resulted in the following equity value ranges (after subtracting the net debt of each) for Aphria and Tilray (US$ in millions):
Company	Equity Value – Low	Per Share[3]	Equity Value – High	Per Share
Aphria – TEV/EBITDA Method	US$2,688	US$8.35	US$2,992	US$9.29
Aphria – Perpetuity Growth Method	US$1,826	US$5.67	US$2,475	US$7.69
Tilray – TEV/EBITDA Method	US$1,428	US$8.63	US$1,581	US$9.56
Tilray – Perpetuity Growth Method	US$1,138	US$6.88	US$1,573	US$9.51
Indicative Valuation
Weighting the methodologies 25% DCF (TEV/EBITDA method), 25% DCF (Perpetuity Growth Method), and 50% Comparable Companies Method (to give equal weighting to the Comparable Companies Method and the DCF method, i.e., 50% each), Imperial calculated indicative total equity values for Aphria and Tilray as follows (US$ in millions; note that alternatively weighting the methods 33.3% each would not have a material impact on indicative valuations):
Company	Equity Value – Low	Per Share[3]	Equity Value – High	Per Share
Aphria	US$2,359	US$7.33	US$2,835	US$8.80
Tilray	US$1,284	US$7.76	US$1,546	US$9.35
Implied Exchange Ratio Analysis
Imperial then reviewed the ranges of Aphria’s and Tilray’s implied equity value (based on the select companies and discounted cash flow analyses described above), and calculated a range of implied Tilray pro forma equity ownership percentages of the Combined Company. To calculate the low implied Tilray pro forma equity ownership, Imperial divided the low Tilray implied equity value by the sum of the low Tilray implied equity value and the high Aphria implied equity value. To calculate the high implied Tilray pro forma equity ownership, Imperial divided the high Tilray implied equity value by the sum of the high Tilray implied equity value and the low Aphria implied equity value.
2	Total Enterprise Value/Earnings Before Interest, Taxes, Depreciation, and Amortization, a metric commonly used in valuing businesses.
[3]	Per share values based upon Aphria fully diluted shares of 321,957,279 and Tilray fully diluted shares of 165,386,672.

The results of this analysis are summarized below:
			Tilray Low/Aphria High		Tilray High/Aphria Low
	Tilray Equity Value		Tilray % Share	Implied Exchange	Tilray % Share	Implied Exchange	Aphria Equity Value
Tilray	Low	High					High	Low	Aphria
DCF – TEV/EBITDA Multiple	$1,428	$1,581	34.7%	0.9669x	34.6%	0.9721x	$2,688	$2,992	DCF – TEV/EBITDA Multiple
DCF – Perpetuity Growth	$1,138	$1,573	38.4%	0.8243x	38.9%	0.8083x	$1,826	$2,475	DCF – Perpetutity Growth
Comparable Companies	$1,284	$1,515	34.3%	0.9846x	34.0%	0.9955x	$2,461	$2,936	Comparable Companies
Indicative Value	$1,284	$1,546	35.2%	0.9441x	35.3%	0.9419x	$2,359	$2,835	Indicative Value
Imperial compared these results to the negotiated Exchange Ratio of 0.8381, which would result in Tilray Stockholders owning approximately 38% of the Combined Company immediately following consummation of the Arrangement on a fully diluted basis.
Supplemental Analyses
In addition to the standard valuation analyses described above, Imperial conducted and considered a number of supplemental analyses, including:
Relative Contribution Analysis
Imperial reviewed the relative contribution of Aphria and Tilray, on a combined pro forma basis, of a number of metrics, including actual and projected total revenue and cannabis revenue, gross profit, and EBITDA For the projected 2020 – 2024 period, Tilray’s contribution ranged from 26% to 32% for total revenue, from 32% to 38% for cannabis revenue, and from a negative amount to 29% for EBITDA, compared to the 38% share that Tilray Stockholders will own of the Combined Company.
Pro Forma Financial Analysis
Imperial also reviewed and analyzed certain preliminary pro forma financial projections for the combined entity prepared by Cowen. A preliminary application of the same valuation methodologies to the combined entity indicated that the Tilray Stockholders’ 38% share would likely be worth significantly more than Tilray’s indicative stand-alone valuation
Securities Analysts’ Price Targets
Imperial reviewed the target prices for Tilray common shares published by six equity analysts between August and November 2020; the target prices ranged from US$6.00 to US$10.10, with an average of US$8.44 per share.
No methodology employed by Imperial and summarized above can be viewed individually, and if viewed in isolation could create a misleading or incomplete view of the financial analyses performed by Imperial. Imperial used these analyses to determine the impact of various operating metrics on the implied enterprise values and implied per share equity values of Aphria and Tilray. Each of the valuation analyses yielded a range of implied enterprise values and implied per share equity values, and therefore, such implied enterprise value ranges and implied per share equity values developed from these analyses were viewed by Imperial collectively and not individually. Imperial made its determination as to the fairness, from a financial point of view, of the Exchange Ratio, as of the date of the opinion, on the basis of its experience and professional judgment after considering the results of all of the analyses performed
The Imperial opinion was one of many factors taken into account by the Tilray Board in making its determination to approve the Arrangement. Neither the Imperial opinion nor the analyses described above should be viewed as determinative of the Tilray Board’s or Tilray management’s views with respect to Aphria, Tilray, or the Arrangement, and Imperial did not recommend any specific amount of consideration to the Tilray Board or that any specific consideration constituted the only appropriate consideration for the Arrangement.
Certain Tilray Forecasts
Tilray does not as a matter of course make public projections (other than occasional quarterly financial guidance provided to investors, which may be updated from time to time) as to future sales, earnings, or other results, and forecasts for extended periods of time are of particular concern to Tilray due to the early stage nature of the industry, unpredictability of the underlying assumptions and estimates and, recently, the uncertain impacts of COVID-19 on market conditions and business results. In connection with the evaluation of the Arrangement, however, Tilray management prepared certain unaudited prospective financial information for fiscal years 2020 through 2023 for the Tilray Board, Cowen, Imperial, Jefferies and Aphria, which are referred to collectively as the “Tilray Financial Projections”. The Tilray Financial Projections were prepared treating Tilray on a stand-alone basis, without giving effect to the Arrangement including the impact of negotiating or executing the Arrangement, the expenses that may be incurred in connection with consummating the Arrangement, the potential synergies that may be achieved by the Combined Company as a result of the Arrangement, the effect of any business or strategic decision or action that has been or will be taken as a result of the Arrangement Agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the Arrangement Agreement had not been executed but which were instead altered, accelerated, postponed or not taken in anticipation of the Arrangement. In December, 2020, Tilray’s management also prepared certain estimates of synergies expected to be realized following the closing, which are referred to as the “Tilray Projected Synergies”. Neither the Tilray Projected Synergies nor other estimated synergies prepared by Aphria are reflected in the Tilray Financial Projections, but are summarized in the section entitled “Description of the Arrangement – Our Reasons for the Arrangement” beginning on page [•].
Neither the Tilray Financial Projections summarized in the table below nor the Tilray Projected Synergies were prepared with a view toward public disclosure or with a view toward compliance with the published guidelines established by the SEC or the American Institute of Certified Public Accountants for preparation or presentation of prospective financial information, or U.S. GAAP, but, in the view of Tilray management, were prepared on a reasonable basis, reflected the best available estimates and judgments at the time of preparation, and presented as of the time of preparation, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of Tilray. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this Circular are cautioned not to place undue reliance on the Tilray Financial Projections or the Tilray Projected Synergies. Although Tilray management believes there is a reasonable basis for the Tilray Financial Projections and the Tilray Projected Synergies, Tilray cautions stockholders that future results could be materially different from the Tilray Financial Projections and the Tilray Projected Synergies. This summary of the Tilray Financial Projections and the Tilray Projected Synergies is not being included in this Circular to influence your decision whether to vote for the Tilray Share Issuance Proposal, but because these Tilray Financial Projections and the Tilray Projected Synergies were shared between Tilray and Aphria and provided to Tilray’s and Aphria’s respective financial advisors and boards of directors for purposes of considering and evaluating the Arrangement Agreement and the Arrangement.
The Tilray Financial Projections and the Tilray Projected Synergies were prepared by, and are the responsibility of, Tilray management. Tilray’s independent registered public accounting firm and Aphria’s independent registered public accounting firm have not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the Tilray Financial Projections or the Tilray Projected Synergies. Accordingly, Tilray’s independent registered public accounting firm and Aphria’s independent registered public accounting firm do not express an opinion or any other form of assurance with respect thereto, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the financial projections. The report of Tilray’s independent registered public accounting firm incorporated by reference in this Circular relates to Tilray’ historical financial statements; the report does not extend to the Tilray Financial Projections or the Tilray Projected Synergies and should not be read to do so.
The Tilray Financial Projections and the Tilray Projected Synergies are subject to estimates and assumptions in many respects and, as a result, subject to interpretation. While presented with numerical specificity, the Tilray Financial Projections and the Tilray Projected Synergies are based upon a variety of estimates and assumptions that are inherently uncertain and in no way can anticipate the potential and possible impact of COVID-19 on industry conditions or Tilray’s business, though considered reasonable by Tilray management as of the date of their preparation. These estimates and assumptions may prove to be inaccurate for many reasons, including general economic conditions, the unpredictable impacts of COVID-19, competition, and the risks discussed in this Circular under the sections entitled “Information Concerning Forward-Looking Statements” and “Risk Factors” beginning on pages [•] and [•] of this Circular. See also “Additional Information” beginning on page [•] of this Circular. The Tilray Financial Projections and the Tilray Projected Synergies also reflect assumptions as to certain business decisions that are subject to change. Because the Tilray Financial Projections were developed for Tilray on a stand-alone basis without giving effect to the Arrangement, they do not reflect any synergies that may be realized as a result of the Arrangement or any changes to Tilray’s operations or strategy that may be implemented after completion of the Arrangement. There can be no assurance that the Tilray Financial Projections or the Tilray Projected Synergies will be realized, and actual results may differ materially from those shown. Generally, the further out the period to which Tilray Financial Projections and the Tilray Projected Synergies relate, the less predictable and more unreliable the information becomes.
The Tilray Financial Projections contain certain non-U.S. GAAP financial measures that Tilray believes are helpful in understanding its past financial performance and future results. Tilray management regularly uses a variety of financial measures that are not in accordance with U.S. GAAP. The non-U.S. GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable U.S. GAAP measures. While Tilray believes that these non-U.S. GAAP financial measures provide meaningful information to help investors understand the operating results and to analyze Tilray’s financial and business trends on a period-to-period basis, there are limitations associated with the use of these non-U.S. GAAP financial measures. These non-U.S. GAAP financial measures are not prepared in accordance with U.S. GAAP, are not reported by all of Tilray’s competitors and may not be directly comparable to similarly titled measures of Tilray’s competitors due to potential differences in the exact method of calculation.
Neither Tilray nor Aphria has provided reconciliations of the non-U.S. GAAP financial measures included in these projections to the comparable U.S. GAAP measures due to no reasonably accessible or reliable comparable U.S. GAAP measures for these measures and the inherent difficulty in forecasting and quantifying the measures that are necessary for such reconciliation.
None of Tilray, Aphria, the Combined Company or their respective affiliates, advisors, officers, directors or other representatives can provide any assurance that actual results will not materially differ from the Tilray Financial Projections, or the Tilray Projected Synergies, and none of them undertakes any obligation to update, or otherwise revise or reconcile, the Tilray Financial Projections or the Tilray Projected Synergies to reflect circumstances existing after the date the Tilray Financial Projections or the Tilray Projected Synergies were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying Tilray Financial Projections or the Tilray Projected Synergies, as applicable, are shown to be in error. Except as required by applicable securities laws, Tilray does not intend to make publicly available any update or other revision to the Tilray Financial Projections or the Tilray Projected Synergies, even in the event that any or all assumptions are shown to be in error. Tilray has made publicly available its actual results of operations for the year ended December 31, 2020 on Tilray’ Annual Report on Form 10-K filed with the SEC on February 19, 2021. None of Tilray or its affiliates, advisors, officers, directors or other representatives has made or makes any representation to any Tilray stockholder or other person regarding Tilray’s ultimate performance compared to the information contained in the Tilray Financial Projections, the Tilray Projected Synergies or that forecasted results will be achieved. Tilray has made no representation whatsoever to Aphria, in the Arrangement Agreement or otherwise, concerning the Tilray Financial Projections or the Tilray Projected Synergies.
Tilray Management Financial Projections
The following table presents certain unaudited prospective financial information of Tilray prepared by Tilray management for fiscal years 2020 through 2023, for the Tilray Board, Cowen, Imperial, Jefferies and Aphria, and approved by the Tilray Board for use by Cowen and Imperial in connection with rendering a fairness opinion to the Tilray Board.
	Fiscal Year ended on the December 31
(US$ in millions)	2020	2021	2022	2023
Revenue	$202	$312	$435	$572
Non-U.S. GAAP Gross Profit(1)	$67	$106	$155	$210
EBIT(2)	($92)	($33)	$12	$64
Adjusted EBITDA(3)	($32)	$17	$64	$116
Unlevered Free Cash Flow (calculated by Cowen)(4)	($173)	($48)	$7	$66
Unlevered Free Cash Flow (calculated by Imperial)(5)	($134)	($27)	$38	$98
(1)
Non-U.S. GAAP Gross Profit is a non-U.S. GAAP terms which was calculated excluding the impact of amortization, and certain discrete items which Tilray does not believe to be indicative of underlying business trends.

(2)
EBIT, a non-U.S. GAAP term, was calculated as U.S. GAAP net income, excluding the impact of taxes, interest expense and income. Taxes for Tilray during the projection period were assumed to be $0 due to the existence and assumed use of NOLs.

(3)
Adjusted EBITDA, a non-U.S. GAAP term, was calculated as U.S. GAAP net income, excluding the impact of taxes, interest expense and income, amortization, depreciation, stock-based compensation expenses and other adjustments. Taxes for Tilray during the projection period were assumed to be $0 due to the existence and assumed use of NOLs.

(4)
Unlevered Free Cash Flow, a non-U.S. GAAP term, was calculated by Cowen as the amount equal to EBIT, subtracting taxes, capital expenditures, changes in net working capital and extraordinary items and adding the impact of depreciation and amortization. This measure was not provided to Aphria or Jefferies.

(5)
Unlevered Free Cash Flow, a non-U.S. GAAP term, was calculated by Imperial as the amount equal to (a) Adjusted EBITDA (as provided by Tilray management and shown in the table above) subtracting (b) capital expenditures and changes in net working capital, and interest expenses. This measure was not provided to Aphria or Jefferies.

Summary of Aphria Financial Projections
In addition (as described in the section entitled “Description of the Arrangement – Aphria Unaudited Financial Projections” beginning on page [•] of this Circular), Aphria management prepared certain unaudited prospective financial information for fiscal years 2021 through 2024 for the Aphria Board (the “Aphria Unaudited Financial Projections”. These projections were provided to Cowen and Imperial who calculated the following projections for use in connection with their analyses.
Aphria Management Projections used by Cowen
Cowen took the “Aphria Unaudited Financial Projections” and converted them to USD at an exchange rate of US $1.00/CAD $1.279, before using them in connection with its analysis below.
	Fiscal Year ended on the May 31
(US$ in millions)	2021	2022	2023	2024
Revenue	$629	$975	$1,145	$1,327
Non-GAAP Gross Profit(1)	$232	$480	$597	$734
EBIT	$32	$173	$235	$302
Adjusted EBITDA(3)	$64	$191	$253	$320
Unlevered Free Cash Flow(4)	($56)	$159	$149	$208
(1)
Non-U.S. GAAP Gross Profit, Non-U.S. GAAP Operating Income, and Non-U.S. GAAP Net Income, are non-U.S. GAAP terms which were calculated excluding the impact of amortization, and certain discrete items which Tilray does not believe to be indicative of underlying business trends.

(2)	EBIT, a non-U.S. GAAP term, was calculated as U.S. GAAP net income, excluding the impact of taxes, interest expense and income.
(3)
Adjusted EBITDA, a non-U.S. GAAP term, was calculated as U.S. GAAP net income, excluding the impact of taxes, interest expense and income, amortization, depreciation, stock-based compensation expenses, and other adjustments.

(4)
Unlevered Free Cash Flow, a non-U.S. GAAP term, was calculated by Cowen as the amount equal to EBIT (as provided by Aphria management and shown in the table above) subtracting taxes, capital expenditures, changes in net working capital and free cash flow attributable to the 49% Aphria Diamond partner and adding the impact of depreciation and amortization. This measure was not provided to Aphria or Jefferies.

Tilray Adjusted Aphria Management Projections used by Cowen
Based on discussions with Tilray management, Cowen also adjusted the “Aphria Unaudited Financial Projections”, again converting them to USD at an exchange rate of US $1.00/CAD $1.279.
	Fiscal Year ended on the May 31
(US$ in millions)	2021	2022	2023	2024
Revenue	$579	$784	$955	$1,064
Non-GAAP Gross Profit(1)	$202	$331	$431	$497
EBIT(2)	$13	$79	$158	$195
Adjusted EBITDA(3)	$47	$100	$178	$214
Unlevered Free Cash Flow(4)	($72)	$86	$95	$126
(1)
Non-U.S. GAAP Gross Profit, Non-U.S. GAAP Operating Income, and Non-U.S. GAAP Net Income, are non-U.S. GAAP terms which were calculated excluding the impact of amortization, and certain discrete items which Tilray does not believe to be indicative of underlying business trends.

(2)	EBIT, a non-U.S. GAAP term, was calculated as U.S. GAAP net income, excluding the impact of taxes, interest expense and income.
(3)
Adjusted EBITDA, a non-U.S. GAAP term, was calculated as U.S. GAAP net income, excluding the impact of taxes, interest expense and income, amortization, depreciation, stock-based compensation expenses, and other adjustments.

(4)
Unlevered Free Cash Flow, a non-U.S. GAAP term, was calculated by Cowen as the amount equal to EBIT (as provided by Aphria management and shown in the table above) subtracting taxes, capital expenditures, changes in net working capital and free cash flow attributable to the 49\% Aphria Diamond partner and adding the impact of depreciation and amortization. This measure was not provided to Aphria or Jefferies.

Aphria Management Projections used by Imperial
The below represent the Aphria management projections used by Imperial in its standalone analysis. These projections were based on the “Aphria Unaudited Financial Projections”, adjusted by Imperial to a FYE of December 31, and converted to USD at an exchange rate of US $1.00/CAD $1.31.
	Fiscal Year ended December 31
(US$ in millions)	2021	2022	2023
Revenue	$697.6	$881.1	$990.7
Non-GAAP Gross Profit(1)	$320.9	$449.4	$535.0
Adjusted EBITDA(2)	$114.9	$183.8	$231.2
Unlevered Free Cash Flow (US$ in millions)(3)	$60.4	$51.2	$150.5
(1)
Non-U.S. GAAP Gross Profit, Non-U.S. GAAP Operating Income, and Non-U.S. GAAP Net Income, are non-U.S. GAAP terms which were calculated excluding the impact of amortization, and certain discrete items which Tilray does not believe to be indicative of underlying business trends.

(2)
Adjusted EBITDA, a non-U.S. GAAP term, was calculated as U.S. GAAP net income, excluding the impact of taxes, interest expense and income, amortization, depreciation, stock-based compensation expenses, and other adjustments.

(3)
Unlevered Free Cash Flow, a non-U.S. GAAP term, was calculated by Imperial as the amount equal to (a) Adjusted EBITDA (as provided by Tilray management and shown in the table above) subtracting (b) capital expenditures and changes in net working capital, and interest expenses. This measure was not provided to Aphria or Jefferies.

Certain Pro Forma Projections used by Imperial
The below represent the projections used by Imperial in its pro forma analysis of the merged companies on a combined basis. These projections were based on the “Aphria Unaudited Financial Projections”, adjusted to a FYE of December 31 and converted to USD at an exchange rate of US $1.00/CAD $1.31, and the “Tilray Management Financial Projections” described above.
	Fiscal Year ended December 31
(US$ in millions)	2021	2022	2023
Revenue	$1,009.6	$1,316.1	$1,562.7
Non-GAAP Gross Profit(1)	$451.9	$632.4	$773.0
Adjusted EBITDA(2)	$201.7	$323.8	$422.2
Unlevered Free Cash Flow (US$ in millions)()	$96.2	$164.2	$323.5
(1)
Non-U.S. GAAP Gross Profit, Non-U.S. GAAP Operating Income, and Non-U.S. GAAP Net Income, are non-U.S. GAAP terms which were calculated excluding the impact of amortization, and certain discrete items which Tilray does not believe to be indicative of underlying business trends.

(2)
Adjusted EBITDA, a non-U.S. GAAP term, was calculated as U.S. GAAP net income, excluding the impact of taxes, interest expense and income, amortization, depreciation, stock-based compensation expenses, and other adjustments.

(3)
Unlevered Free Cash Flow, a non-U.S. GAAP term, was calculated by Imperial as the amount equal to (a) Adjusted EBITDA (as provided by Tilray management and shown in the table above) subtracting (b) capital expenditures and changes in net working capital, and interest expenses. This measure was not provided to Aphria or Jefferies.

Certain Estimated Synergies
In November 2020, Tilray’s management prepared and presented to the Tilray Board and Tilray’s financial advisor, and Aphria’s financial advisor, certain estimates of synergies estimated to be potentially realizable by the Combined Company after closing, referred to as the Tilray Projected Synergies. At that same diligence meeting, Aphria’s management also presented to the Aphria’s financial advisor, and Tilray’s financial advisor, certain preliminary estimates of synergies estimated to be potentially realizable by the Combined Company after closing. Aphria’s management prepared and provided to its board of directors and to its and Tilray’ financial advisors certain estimates of annual cost synergies estimated to be potentially realizable by the Combined Company within 36 months after closing, referred to as the Aphria estimated synergies, and together with the Tilray Projected Synergies, referred to as the estimated synergies, to the Tilray Board, the Aphria Board, Cowen, Imperial and Jeffries. The estimated synergies include at least $77 million of annual gross pre-tax cost synergies estimated to be potentially realizable within 24 months after closing. The estimated synergies assume that the expected benefits of the Arrangement will be realized, including that no restrictions, terms or other conditions would be imposed in connection with the receipt of any necessary governmental, regulatory or other approvals or consents in connection with the consummation of the merger. See the sections above entitled “Description of the Arrangement – Tilray Unaudited Financial Projections” and “Description of the Arrangement – Aphria Unaudited Financial Projections” beginning on pages [•] and [•] of this Circular, respectively, for further information regarding the uncertainties underlying the estimated synergies as well as the sections entitled “Information Concerning Forward-Looking Statements” and “Risk Factors” beginning on pages [•] and [•] of this Circular, respectively, for further information regarding the uncertainties and factors associated with realizing the synergies in connection with the Arrangement.
Interests of Aphria’s Directors and Management in the Arrangement
In considering the recommendation of the Aphria Board with respect to the Arrangement, Aphria Shareholders should be aware that certain members of the Aphria Board and of Aphria’s management own securities of Aphria that will be dealt with as contemplated in the Arrangement Agreement, and that, at the Effective Time, the members of the Aphria Board will become directors of the Combined Company and certain members of Aphria’s management team will become members of senior management of the Combined Company, all of which may create actual or potential conflicts of interest in connection with the Arrangement. The Aphria Board is aware of these interests and considered them along with the other matters described above in “Description of the Arrangement – Our Reasons for the Arrangement”.
Ownership of Aphria Shares, Aphria Options, Aphria RSUs and Aphria DSUs
The directors and executive officers of Aphria hold the following Aphria Shares, Aphria Options, Aphria DSUs and Aphria RSUs which will be affected by the Arrangement as described under “Description of the Arrangement – Recommendation of the Aphria Board”.
	Securities of Aphria Beneficially Owned, Directly or Indirectly over which Control or Direction is Exercised
Name and Province or State and Country of Residence	Positions(s)/Title	Aphria Shares	Aphria Options	Aphria DSUs	Aphria RSUs
Irwin D. Simon New York, USA	Director, Chair of the Board, and Chief Executive Officer	Nil	1,038,419	Nil	1,761,078
Renah Persofsky Ontario, Canada	Independent Vice Chair / Lead Director	18,662	37,000	71,726	800
Jodi Butts Ontario, Canada	Director	Nil	Nil	40,094	Nil
John M. Herhalt Ontario, Canada	Director	Nil	Nil	54,449	7,500
David Hopkinson New York, USA	Director	Nil	Nil	51,510	Nil
Tom Looney Connecticut, USA	Director	750	Nil	54,449	7,500
Walter Robb California and Texas, USA	Director	5,000	Nil	51,510	Nil
Carl Merton Ontario, Canada	Chief Financial Officer	307,965	50,000	22,000	169,239
Christelle Gedeon Ontario, Canada	Chief Legal Officer	Nil	464,052	Nil	137,116
James Meiers Florida, USA	Chief Operating Officer, Aphria Leamington	Nil	300,000	Nil	153,430
Denise M. Faltischek New York, USA	Chief Strategy Officer	Nil	300,000	Nil	138,720
Termination and Change of Control Benefits
Aphria currently has employment agreements or consulting agreements in place with each of its non-executive employees employed by Aphria that may result in payments being made to such individuals as a result of certain events.
See the section entitled “Employment Agreements, Termination and Change of Control Benefits” in Aphria’s management information circular dated September 23, 2020 relating to the annual meeting of Aphria Shareholders held on November 17, 2020”, which is incorporated by reference herein, for additional information.

Interests of Tilray’s Directors and Management in the Arrangement
In considering the recommendation of the Tilray Board with respect to the Arrangement, Tilray Stockholders should be aware that an existing member of the Tilray Board and one other director designated by Tilray will become directors of the Combined Company and certain members of Tilray’s management team will become members of management of the Combined Company, all of which may create actual or potential conflicts of interest in connection the Arrangement. The Tilray Board is aware of these interests and considered them along with the other matters described above in “Description of the Arrangement – Our Reasons for the Arrangement”.
Ownership of Tilray Shares, Tilray Options and Tilray RSUs
As of February 15, 2021, the current directors and executive officers of Tilray hold the following Tilray Shares, Tilray Options and Tilray RSUs which will be affected by the Arrangement as described under “Description of the Arrangement – Recommendation of the Tilray Board”.
	Securities of Tilray Beneficially Owned, Directly or Indirectly over which Control or Direction is Exercised
Name and Province or State and Country of Residence	Positions(s)/Title	Tilray Shares	Tilray Options	Tilray RSUs(4)
Brendan Kennedy Washington, USA	Director and Chief Executive Officer	10,115,126 (1)	2,762,954	186,974
Michael Kruteck Colorado, USA	Chief Financial Officer	Nil	Nil	235,526
Jon Levin Oregon, USA	Chief Operating Officer	Nil	Nil	242,619
Andrew Pucher(2) Toronto, Ontario	Chief Corporate Development Officer	27,400	Nil	68,300
Michael Auerbach New York, USA	Director	1,757,681(3)	347,403	37,310
Rebekah Dopp New Jersey, USA	Director	20,496	Nil	39,497
Soren Schroder Maine, USA	Director	Nil	Nil	35,817
Christine St.Clare Georgia, USA	Director	18,646	Nil	39,497
Mark Castaneda California, USA	Former Chief Financial Officer	N/A	Nil	Nil
Edward Pastorius, Jr. Colorado, USA	Former Chief Revenue Officer	N/A	49,228	Nil
(1)	Represents 9,879,966 shares held by Mr. Kennedy and 235,160 shares held by Skyline & Mayfair LLC.
(2)	Mr. Pucher will step down as Chief Corporate Development Officer effective as of March 31, 2021.
(3)
Represents 279,301 shares held by Mr. Auerbach, 1,009,941 shares held by Murphy Ofutt LLC, 31,385 shares held by M3 Daat, LLC, 395,026 shares held by Murphy Ofutt Common LLC and 42,028 shares held by M3 Ein Sof LLC.

(4)
On February 16, 2021, the Tilray Board approved the accelerated vesting of Tilray RSUs as part of any non-employee director resignation in connection with a change of control, including the Arrangement.

Tilray Board
Pursuant to the terms of the Arrangement Agreement, upon the closing of the Arrangement, the Tilray Board shall consist of: the existing members of the Aphria Board and the Tilray Nominees.
Insurance and Indemnification of Directors and Officers
Pursuant to the Arrangement Agreement, Aphria shall, and Tilray may (to the extent determined to be necessary or appropriate by the Tilray Board), prior to the Effective Date, purchase customary “tail” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate to the protection provided by the policies maintained by Aphria and its Subsidiaries or Tilray and its Subsidiaries, as applicable, which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date; provided that the cost of such policies will not exceed 300% of the annual premiums currently in effect for such director and officer liability coverage and that if such insurance coverage is unavailable, Tilray will or will cause Aphria and its Subsidiaries, as applicable, to maintain tail policies with the best available insurance coverage whose cost will not exceed 300% of the annual premiums currently in effect for such director and officer liability coverage. Tilray will or will cause Aphria and its Subsidiaries or Tilray and its Subsidiaries, as applicable, to maintain such tail policies in effect without any reduction in scope or coverage for six years from the Effective Date.
Pursuant to the Arrangement Agreement, Tilray has agreed that it shall honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of Aphria and its Subsidiaries, including all rights pursuant to Tilray’s Organizational Documents of such entities and any contractual rights, and acknowledges that such rights shall survive the completion of the Arrangement and shall continue in full force and effect.
Arrangement-Related Compensation
This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of Tilray’s named executive officers that is based on or otherwise relates to the transactions contemplated by the Arrangement Agreement that may become payable to the Tilray named executive officers at the completion of the Transaction or on a qualifying termination of employment upon or following the consummation of the Arrangement. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The “golden parachute” compensation payable to these individuals is subject to a non-binding advisory vote of Tilray stockholders. The “named executive officers” are the individuals listed as such in Tilray’s most recent annual proxy statement and are entitled to certain severance and change of control payments and benefits pursuant to Tilray’s executive agreements with its named executive officers, as described below.
The table below assumes that (i) the Effective Time occurs on January 31, 2021; (ii) the named executive officer’s base salary rate and annual target bonus remain unchanged from that in effect as of the date of this filing; (iii) no named executive officer receives any additional equity grants on or prior to the Effective Time that will vest on or prior to the Effective Time; and (iv) no named executive officer enters into a new agreement or is otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits.
Named Executive Officer	Cash (US$)(1)	Equity (US$)(2)	Perquisites/ Benefits (US$)(3)	Other (US$)(4)	Total (US$)
Brendan Kennedy(5)	$3,462,360	1,630,039	50,987	—	5,143,386
Michael Kruteck(6)	—	2,053,316	—	375,000	2,428,316
Jon Levin(7)	—	2,115,152	—	400,000	2,515,152
Andrew Pucher(8)	684,664	595,439	2,656	—(8)	1,087,140
Kathryn Dickson(9)	—	—	—	—	—
(1)	Amounts represent the aggregate dollar value of severance payments that the executive would be entitled to receive as described in the applicable footnote below.
(2)
Amounts represent the value of unvested equity awards held by each named executive officer that would be accelerated following a change in control of Tilray as described in the applicable footnote below.

(3)
Amounts represent the value of Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) benefits, contributions by the Company to the health and dental benefit plans, or medical benefits, as applicable, as described in the applicable footnote below.

(4)
On December 18, 2020, Tilray entered into a retention letter agreement (a “Retention Agreement”) with each of Michael Kruteck and Jon Levin, who will each receive one-time retention cash payment (the “Retention Payments”). The Retention Payments amount for Mr. Kruteck and for Mr. Levin is equivalent to one times their then current base salary, respectively, subject to applicable deductions and withholdings. Fifty percent of the Retention Payments are payable on March 31, 2021, and the remaining fifty percent of the Retention Payments are payable on the date that the transaction between Aphria and Tilray is completed, subject to the certain terms and conditions, including continued employment.

(5)
On December 15, 2020, Mr. Kennedy, submitted a Letter of Resignation whereby Mr. Kennedy resigned from all positions held at Tilray (other than as a member of the Tilray Board), with such resignations to be effective upon the Effective Time. The Letter of Resignation also includes a form of release agreement to be entered into between Mr. Kennedy and Tilray as of the Effective Time (together with the Letter of Resignation, the “Termination Agreement”), whereby, in consideration for the benefits that Mr. Kennedy may receive as a result of the completion of the Arrangement, including a severance payment and full accelerated vesting of all equity awards. Pursuant to the Termination Agreement, Mr. Kennedy is entitled to (i) a severance payment equal to $3,462,360 which shall be subject to standard payroll deductions and withholdings and paid in a lump sum within sixty (60) days following the Effective Time; (ii) full accelerated vesting of all of Tilray Options, Tilray RSUs, and other Tilray equity-based awards that are unvested as of the Effective Time; and (iii) full reimbursement for continuation coverage pursuant to the COBRA for Mr. Kennedy and his eligible dependents, consistent with Tilray’s expense reimbursement policy and subject to applicable tax withholdings, for the COBRA premiums for such coverage (at the coverage levels in effect immediately prior to the Effective Time) for a period of thirty-six (36) months after the Effective Time, or until the date upon which Mr. Kennedy and his eligible dependents are no longer eligible for COBRA continuation coverage.
(6)
In January 2020, Tilray entered into an employment agreement with Mr. Kruteck, or the Kruteck Agreement. Upon a change in control, as such term is defined in Tilray’s Amended and Restated 2018 Equity Incentive Plan (the “Tilray Plan”), all of Mr. Kruteck’s unvested Tilray equity-based awards will vest in full. In addition if Mr. Kruteck is terminated without cause or resigns for good reason, as such terms are defined in the Kruteck Agreement, he will receive a severance payment equal to 12 months his base salary and pro-rated target annual bonus, as then in effect. Mr. Kruteck is also entitled to COBRA benefits for up to 12 months after termination without cause or resignation for good reason.

(7)
In January 2020, Tilray entered into an employment agreement with Mr. Levin as amended, or the Levin Agreement. Upon a change in control, as such term is defined in the Tilray Plan, all of Mr. Levin’s Tilray equity-based awards will vest in full. In addition, if Mr. Levin is terminated without cause or resigns for good reason, as such terms are defined in the Levin Agreement, he will receive a severance payment equal to 12 months his base salary and pro-rated target annual bonus, as then in effect. Mr. Levin is also entitled to COBRA benefits for up to 12 months after termination without cause or resignation for good reason.

(8)
In February 2021, Tilray entered into a separation agreement with Mr. Pucher, or the Pucher Agreement. Pursuant to the Pucher Agreement, Mr. Pucher will receive payment of Mr. Pucher’s base salary and continued vesting of options and RSUs through March 31, 2021. Mr. Pucher will remain eligible to receive his 2020 annual discretionary bonus in accordance with Tilray’s discretional incentive bonus plan, which is not calculable a of the sate of this filing. In addition, if the closing date of the Transactions occurs on or before September 30, 2021, Tilray will accelerate the vesting of all unvested Tilray RSUs held by Mr. Pucher, such that all Tilray RSUs will be fully vested on the closing of the Arrangement. If the Transaction does not close on or before September 30, 2021, any remaining and unvested Tilray RSUs held by Mr. Pucher will not vest. In addition, pursuant to the Separation Agreement, Mr. Pucher is entitled to receive (a) severance payments equal to 20 months of his base salary, (b) contributions by Tilray to the health and dental benefit plans in which Mr. Pucher currently participates until November 30, 2022 and (c) a lump sum payment of CAD 250,000.00 (less applicable taxes and withholdings) on March 31, 2021. This table represents the benefits actually to be provided under the Pucher Agreement. The cash and perquisite/benefit amounts included for Mr. Pucher are converted into US dollars with an exchange rate of 0.78247.

(9)
On December 15, 2020, Ms. Dickson’s employment relationship with Tilray was terminated. Pursuant to the terms of her employment agreement, Ms. Dickson will receive a severance payment equal to 12 months her base salary, a pro-rated portion of her bonus for 2020, and accelerated vesting of the portion of each outstanding Tilray equity incentive award that would have vested had Ms. Dickson remained employed through the next vesting date prorated for her period of employment during the vesting period within which Ms. Dickson’s employment is terminated. Ms. Dickson is also entitled to medical benefits for up to 12 months after termination. Such severance payments are conditional on Ms. Dickson delivering, and not revoking, in the form provided by Tilray, a separation agreement including general release of claims against Tilray or its successor, its subsidiaries and their respective directors, officers and stockholders and other related parties and allowing such release to become effective.

The following table shows the number and estimated value of the unvested Tilray Options and Tilray RSU awards held by the named executive officers:
Named Executive Officer	Number of Shares of Tilray Common Stock underlying Unvested Options (#)	Value of Unvested Tilray Options ($)(A)	Number of Unvested Tilray RSUs (#)	Value of Unvested Tilray RSUs ($)(B)	Total Value of Unvested Options and RSUs ($)
Brendan Kennedy	150,385	—	186,974	1,630,039	1,630,039
Michael Kruteck	—	—	235,526	2,053,316	2,053,316
Jon Levin	—	—	242,619	2,115,152	2,115,152
Andrew Pucher	—	—	68,300	595,439	595,439
Kathryn Dickson	—	—	—	—	—
(1)
The estimated value of the in-the-money Tilray options equals $8.718, the average closing price per share of Tilray Class 2 Common Stock over the first five business days following the first public announcement of the Arrangement, less the aggregate exercise prices of the stock options.

(2)
The estimated value of Tilray RSUs equals the aggregate number of shares underlying the Tilray RSUs multiplied by $8.718, the average closing price per share of Tilray Class 2 Common Stock over the first five business days following the first public announcement of the Arrangement.

Court Approval
Interim Order
On [•], 2021, the Court granted the Interim Order facilitating the calling of the Aphria Meeting and prescribing the conduct of the Aphria Meeting, and other matters. A copy of the Interim Order is attached as “Appendix “D” ” to this Circular.

Final Order
An arrangement under the OBCA requires Court approval. Subject to the terms of the Arrangement Agreement, and upon obtaining Aphria Shareholder Approval in the manner required by the Interim Order, Aphria will apply to the Court for the Final Order. The application for the Final Order approving the Arrangement is scheduled for [•], 2021 at 10:00 a.m. (Eastern time), or as soon after that date as is practicable. At the Final Order hearing, any Aphria Shareholder or holder of Aphria Options, Aphria RSUs or Aphria DSUs or other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing with the Court and serving upon Aphria and Tilray a Notice of Appearance in accordance with the terms of the Interim Order. In the event that the hearing is postponed, adjourned or rescheduled then, subject to further order of the Court, only those persons having previously served a Notice of Appearance in compliance with the Interim Order will be given notice of the postponement, adjournment or rescheduled date. Such persons should consult their legal advisors as to the necessary requirements. See “Appendix “E” – Notice of Application of Final Order”.
The Court will be advised, prior to the hearing, that the Court’s approval of the Arrangement (and determination of the fairness thereof), will constitute the basis for reliance on the exemption from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof, with respect to the issuance and distribution of the Tilray Shares to be issued by Tilray to Aphria Shareholders pursuant to the Arrangement and with respect to the issuance and distribution of the Replacement Options, Replacement RSUs, Replacement DSUs and Replacement Warrants to be issued to holders of Aphria Options, Aphria RSUs, Aphria DSUs, and 2016 Aphria Warrants respectively. See “U.S. Securities Law Matters”.
The Court has broad discretion under the OBCA when making orders with respect to the Arrangement and the Court, in hearing the application for the Final Order, will consider, among other things, the fairness and reasonableness of the Arrangement to the parties affected, including Aphria Shareholders and holders of Aphria Options, Aphria RSUs, Aphria DSUs and any other interested party as the Court determines appropriate, both from a substantive and a procedural point of view. The Court may approve the Arrangement as proposed or as amended, in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit. Depending on the nature of any required amendments, Aphria and Tilray may determine not to proceed with the Arrangement.
For further information regarding the Court hearing and your rights in connection with the Court hearing, see the form of Notice of Application of Final Order attached as Appendix “E” to this Circular.
Assuming the Final Order is granted and the other conditions to closing contained in the Arrangement Agreement are satisfied or waived to the extent legally permissible, then Articles of Arrangement will be filed with the Director to give effect to the Arrangement.
Letter of Transmittal
A Letter of Transmittal has been mailed, together with this Circular, to each person who was a registered Aphria Shareholder on the Aphria Record Date. Each registered Aphria Shareholder must forward a properly completed and signed Letter of Transmittal, with accompanying Aphria share certificate(s) or DRS Statement(s) and all other required documents, as applicable as set out in the Letter of Transmittal, in order to receive the Consideration to which such Aphria Shareholder is entitled under the Arrangement. It is recommended that Aphria Shareholders complete, sign and return the Letter of Transmittal with accompanying Aphria share certificate(s) or DRS Statement(s) to the Depositary as soon as possible. See “Description of the Arrangement – Exchange Procedure”.
Each registered holder of Aphria Shares acknowledges that the risk of loss of Aphria Shares when depositing the share certificate(s) or DRS Statement(s) shall pass only upon proper receipt thereof by the Depositary. Accordingly, any use of the mail to transmit a certificate for Aphria Shares or DRS Statement representing Aphria Shares and a related Letter of Transmittal is at the risk of the Aphria Shareholder. If these documents are mailed, it is recommended that first-class or registered insured mail is used with return receipt requested.
Whether or not Aphria Shareholders forward the share certificate(s) or DRS Statement(s) representing their Aphria Shares, upon completion of the Arrangement on the Effective Date, Aphria Shareholders will cease to be Aphria Shareholders as of the Effective Date and will only be entitled to receive that number of Tilray Shares to which they are entitled under the Arrangement or, in the case of Aphria Shareholders who properly exercise Dissent Rights, the right to receive fair value for their Aphria Shares in accordance with the dissent procedures. See “General Information about the Aphria Meeting and Voting – Aphria Dissenting Shareholders’ Rights”.

The instructions for exchanging share certificates(s) or DRS Statement(s) representing Aphria Shares and depositing such share certificate(s) or DRS Statement(s) with the Depositary are set out in the Letter of Transmittal and should be reviewed carefully. The Letter of Transmittal also provides instructions in respect of lost certificates. See “Description of the Arrangement – Exchange Procedure”.
Any Letter of Transmittal, once deposited with the Depositary, shall be irrevocable and may not be withdrawn by an Aphria Shareholder except that all Letters of Transmittal will be automatically revoked if the Depositary is notified in writing by Aphria and Tilray that the Arrangement Agreement has been terminated, or if the Arrangement is not completed. If a Letter of Transmittal is automatically revoked, the share certificate(s) or DRS Statement(s) for the Aphria Shares received with the Letter of Transmittal will be promptly returned to the Aphria Shareholder submitting the same at the address specified in the Letter of Transmittal.
Exchange Procedure
Following receipt of the Final Order and prior to the Effective Time, Tilray shall deliver or cause to be delivered to the Depositary in escrow pending the Effective Time, sufficient Tilray Shares (and any treasury directions addressed to Tilray’s transfer agent as may be necessary) to satisfy the aggregate Consideration payable to the Aphria Shareholders (other than Aphria Dissenting Shareholders) in accordance with the Plan of Arrangement.
Upon surrender to the Depositary for cancellation of a certificate or DRS Statement which immediately prior to the Effective Time represented outstanding Aphria Shares (other than Aphria Shares held by Tilray or its respective affiliates and any Dissent Shares), together with a duly completed and executed Letter of Transmittal, and such additional documents and instruments as the Depositary may reasonably require, the registered holder of the Aphria Shares represented by such surrendered certificate or DRS Statement shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Aphria Shareholder, the Consideration that such Aphria Shareholder has the right to receive under the Arrangement for such Aphria Shares, less any amounts withheld pursuant to Section 5.8 of the Plan of Arrangement, and any certificate or DRS Statement so surrendered shall forthwith be cancelled.
Any exchange or transfer of Aphria Shares pursuant to the Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.
No Fractional Shares
In no event shall any Aphria Shareholder be entitled to a fractional Tilray Share. Where the aggregate number of Tilray Shares to be issued to an Aphria Shareholder as Consideration under the Arrangement would result in a fraction of a Tilray Share being issuable, the number of Tilray Shares to be received by such Aphria Shareholder shall be rounded down to the nearest whole Tilray Share.
Loss of Certificates
In the event any certificate which immediately prior to the Effective Time represented any outstanding Aphria Shares (other than Aphria Shares held by Tilray or its respective affiliates and any Dissent Shares) shall have been lost, stolen or destroyed upon the making of an affidavit of that fact by the former holder of such Aphria Shares, the Depositary will, in exchange for such lost, stolen or destroyed certificate, deliver to such former holder of Aphria Shares, or make available for pick up at its offices, the Tilray Shares such former holder is entitled to receive in respect of such Aphria Shares together with any distributions or dividends which such holder is entitled to receive less, in each case, any amounts withheld pursuant to an extinction of rights. When authorizing such delivery in relation to any lost, stolen or destroyed certificate, the former holder of such Aphria Shares will as a condition precedent to the delivery of Tilray Shares, give a bond satisfactory to Tilray and the Depositary (acting reasonably) in such sum as Tilray may direct, or otherwise indemnify Aphria, Tilray and the Depositary against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.
Extinction of Rights after Six Years
Any certificate or book-entry advice statements which immediately prior to the Effective Time represented one or more outstanding Aphria Shares that were acquired by Tilray which is not deposited with the Depositary on or before the sixth anniversary of the Effective Date shall, on the sixth anniversary of the Effective Date, cease to represent a claim or interest of any kind or nature whatsoever, whether as a securityholder or otherwise and whether against Aphria, Tilray, the Depositary or any other person. On such date, the Consideration Shares such former holder of

Tilray Shares would otherwise have been entitled to receive, together with any distributions or dividends such holder would otherwise have been entitled to receive, shall be deemed to have been surrendered for no consideration to Tilray. Neither Aphria nor Tilray will be liable to any person in respect of any cash or securities (including any cash or securities previously held by the Depositary in trust for any such former holder) which is forfeited to Tilray or delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.
Withholding Rights
Aphria, Tilray or the Depositary, as applicable, shall be entitled to deduct or withhold, from any amounts payable or otherwise deliverable to any person pursuant the Arrangement or the Arrangement Agreement (including, without limitation, any payments to Aphria Dissenting Shareholders), such amounts as Aphria, Tilray or the Depositary, as applicable, determines, acting reasonably, are required to be deducted or withheld with respect to such payment or delivery under the Tax Act, the Code or any provision of any other applicable Laws. To the extent that such amounts are so deducted or withheld, such amounts shall be treated for all purposes of the Arrangement or Arrangement Agreement as having been paid to the person to whom such amounts would otherwise have been paid, provided that such deducted or withheld amounts are actually remitted to the appropriate tax authority. Each of Aphria, Tilray, or the Depositary, as applicable, is authorized pursuant to the Arrangement Agreement to sell or otherwise dispose of, on behalf of such person, such portion of any share or other security deliverable to such person as is necessary to provide sufficient funds to Aphria, Tilray or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and Aphria, Tilray or the Depositary shall notify such person thereof and remit the applicable portion of the net proceeds of such sale to the appropriate taxing authority and, if applicable, any portion of such net proceeds that is not required to be so remitted shall be paid to such person.
Non-registered Aphria Shareholders
Aphria Shareholders whose Aphria Shares are registered in the name of a broker, investment dealer or other Intermediary should contact that broker, investment dealer or other Intermediary for instructions and assistance in delivery of the share certificate(s) or DRS Statement(s) representing those Aphria Shares.
No Dividends or Distributions
No dividends or other distributions declared or made after the Effective Time with respect to Tilray Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered certificate which, immediately prior to the Effective Time, represented outstanding Aphria Shares that were exchanged unless and until the holder of record of such certificate shall have complied with the provisions of the Arrangement Agreement relating to the surrender of certificates or lost certificates. Subject to applicable Law, at the time of such surrender of any such certificate (or in the case of clause (B) below, at the appropriate payment date), there shall be paid to the holder of record of the certificates formerly representing whole Aphria Shares, without interest, (A) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to each whole Tilray Share issued to such holder, and (B) on the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole Tilray Share.
Regulatory Matters
Competition Act Approval
Part IX of the Competition Act requires that the Commissioner be notified of certain classes of transactions that exceed the thresholds set out in Sections 109 and 110 of the said Act (“Notifiable Transactions”) by the parties to the Transaction.
Subject to certain limited exceptions, the parties to a Notifiable Transaction cannot complete the transaction until they have submitted the information prescribed pursuant to Subsection 114(1) of the Competition Act to the Commissioner and the applicable waiting period has expired or been terminated by the Commissioner. The waiting period is 30 calendar days after the day on which the parties to the transaction submit the prescribed information, provided that, before the expiry of this period, the Commissioner has not notified the parties that he requires additional information that is relevant to the Commissioner's assessment of the transaction pursuant to Subsection 114(2) of the Competition Act (a “Supplementary Information Request”). In the event that the Commissioner provides the parties with a Supplementary Information Request, the parties cannot complete their transaction until 30 calendar days after compliance with such Supplementary Information Request, provided that there is no order in effect prohibiting completion at the relevant time. A transaction may be completed before the end of the applicable waiting period if the Commissioner notifies the parties that he does not, at such time, intend to challenge the transaction by making an application under Section 92 of the Competition Act.
Alternatively, or in addition to filing the prescribed information, a party to a Notifiable Transaction may apply to the Commissioner for an advance ruling certificate (an “ARC”) or a “no-action” letter, which may be issued by the Commissioner in respect of a proposed transaction if he is satisfied that there are not sufficient grounds on which to apply to the Competition Tribunal for an order challenging the transaction under Section 92 of the Competition Act.
At any time before a “merger” (as such term is defined under the Competition Act) is completed, even where the Commissioner has been notified under Subsection 114(1) of the Competition Act and the applicable waiting period has expired, the Commissioner may apply to the Competition Tribunal for an interim order under Subsection 100(1) of the Competition Act forbidding any person named in the application from doing any act or thing where it appears to the Competition Tribunal that such act or thing may constitute or be directed toward the completion or implementation of a proposed merger. The Competition Tribunal may issue such order for up to 30 calendar days where (a) the Commissioner has certified that an inquiry is being made under paragraph 10(1) (b) of the Competition Act and that, in his opinion, more time is required to complete the inquiry, and (b) the Competition Tribunal finds that, in the absence of an interim order, a party to the proposed merger or any other person is likely to take an action that would substantially impair the ability of the Competition Tribunal to remedy the effect of the proposed merger on competition under Section 92 of the Competition Act because that action would be difficult to reverse. The duration of such interim order may be extended for an additional period of up to 30 calendar days where the Competition Tribunal finds, on application made by the Commissioner, that the Commissioner is unable to complete the inquiry within the period specified in the order because of circumstances beyond the control of the Commissioner.
Whether or not a merger is subject to notification under Part IX of the Competition Act, the Commissioner can apply to the Competition Tribunal for a remedial order under Section 92 of the Competition Act at any time before the merger has been completed or, if completed, within one year after it was substantially completed, provided that the Commissioner did not issue an ARC in respect of the merger, or, if the Commissioner did issue an ARC in respect of the merger, provided that (a) the merger was completed more than one year from when the ARC was issued or (b) the merger was completed within one year from when the ARC was issued and the grounds upon which the Commissioner intends to apply to the Competition Tribunal for a remedial order are not the same or substantially the same as the information on the basis of which the ARC was issued. In conjunction with an application under Section 92 of the Competition Act, the Commissioner may also seek any interim order that the Competition Tribunal considers appropriate, having regard to the principles ordinarily considered by superior courts when granting interlocutory or injunctive relief. On application by the Commissioner under Section 92 of the Competition Act, the Competition Tribunal may, where it finds that the merger prevents or lessens, or is likely to prevent or lessen, competition substantially, order that the merger not proceed or, if completed, order its dissolution or the disposition of some of the assets or shares involved in such merger; in addition to, or in lieu thereof, with the consent of the person against whom the order is directed and the Commissioner, the Competition Tribunal can order a person to take any other action. The Competition Tribunal cannot, however, issue a remedial order where it finds that the merger or proposed merger has brought or is likely to bring about gains in efficiency that will be greater than, and will offset, the effects of any prevention or lessening of competition that will result or is likely to result from the merger and that the gains in efficiency would not likely be attained if the order were made.
The transactions contemplated by the Arrangement are a Notifiable Transaction and also constitute a “merger” for the purposes of the Competition Act. The Commissioner issued a “no-action” letter in respect of the Arrangement on February 10, 2021.
HSR Act Approval
Under the HSR Act, parties to transactions that meet certain thresholds must notify in advance the DOJ and the FTC and observe a statutory waiting period before the transaction can close. The Arrangement is subject to these notifications and waiting period requirements under the HSR Act. On or about January 4, 2021, the Parties submitted to the DOJ and FTC the notifications required under the HSR Act. The statutory waiting period expired on February 3, 2021.
At any time before or after the expiration of the statutory waiting period under the HSR Act, the DOJ and the FTC may take action under the antitrust laws, including seeking to enjoin the completion of the Arrangement, to rescind the Arrangement or to conditionally permit completion of the Arrangement subject to regulatory conditions or other remedies. In addition, non-U.S. regulatory bodies and U.S. state attorneys general could take action under other applicable regulatory laws as they deem necessary or desirable in the public interest, including, without limitation, seeking to enjoin or otherwise prevent the completion of the Arrangement or permitting completion subject to regulatory conditions. Private parties may also seek to take legal action under regulatory laws under some circumstances. There can be no assurance that a challenge to the Arrangement on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful. Clearance was received in the form of a “No Action Letter” on February 10, 2021.
German FDI Approval
Germany’s review of foreign direct investments is governed by the Foreign Trade and Payments Act and the German Foreign Trade and Payments Ordinance. The German foreign direct investment regime distinguishes between: (a) the sector-specific investment review, and (b) the general investment review, which is also called the cross-sector investment review. A transaction that is subject to the sector-specific investment review must notify the Ministry; and for other transactions that may be subject to the general investment review, filing is voluntary (other than critical infrastructure for which filing is mandatory). A review needs to be obtained for any transaction that falls within the scope of the sector-specific review or general investment review and cannot be consummated until it is cleared by the Ministry. The Ministry has two months to decide whether to initiate formal proceedings from the time it is notified of the transaction; and otherwise, approval is deemed to have been granted. If a formal proceeding is initiated, the review period lasts for four additional months.
Aphria and Tilray made a voluntary filing on January 28, 2021.
Health Canada Notification
On January 5, 2020, Aphria submitted the required formal notification to Health Canada. Since then, Aphria has responded to further information requests from Health Canada.
Canadian Securities Law Matters
Canadian Reporting Obligations of Aphria
Aphria is a reporting issuer (or the equivalent) in all of the provinces and territories of Canada.
Canadian Reporting Obligations of Tilray
Tilray is currently a reporting issuer in each Province of Canada other than Quebec and, if the Arrangement is completed, Tilray will, as a result of the Arrangement, continue its reporting issuer status in all provinces and territories of Canada upon the completion of the Arrangement.
Pursuant to NI 71-102, provided that not more than 50% of Tilray’s outstanding voting securities carrying votes for the election of directors are owned directly or indirectly by residents of Canada, Tilray will be exempt from Canadian statutory financial and certain other continuous and timely reporting requirements, including the requirement for insiders of Tilray to file reports with respect to trades of Tilray securities, provided further that Tilray complies with the requirements of U.S. Securities Laws and U.S. market requirements in respect of all financial and other continuous and timely reporting matters and Tilray files with the relevant Canadian securities regulatory authorities copies of its documents filed with the SEC under the U.S. Exchange Act.
Qualification – Resale of Tilray Shares
The issue of Tilray Shares pursuant to the Arrangement will constitute distributions of securities which are exempt from the prospectus requirements of the Canadian Securities Laws and, subject to the satisfaction of certain conditions, will not be subject to resale restrictions. Recipients of Tilray Shares are urged to obtain legal advice to ensure that their resale of such securities complies with applicable Canadian Securities Laws.
U.S. Securities Law Matters
The following discussion is a general overview of certain requirements of U.S. federal and state securities laws applicable to Aphria Shareholders. All holders of such securities are urged to obtain legal advice to ensure that their resale of such securities complies with applicable U.S. Securities Laws. Also see “Notice to Aphria Shareholders in the United States”.

Aphria Shareholders who resell Tilray Shares must also comply with Canadian Securities Laws, as outlined above.
Status Under U.S. Federal Securities Laws
The Tilray Shares are registered under Section 12(b) of the U.S. Exchange Act and trade on the Nasdaq, and Tilray is subject to periodic reporting obligations under the U.S. Exchange Act. Tilray is not a “foreign private issuer” as defined in Rule 3b-4 under the U.S. Exchange Act, and as a result Tilray and its insiders are subject to the proxy requirements, insider reporting requirements and “short swing” profit rules of the U.S. Exchange Act.
Exemption Relied Upon from the Registration Requirements of the U.S. Securities Act
The Tilray Shares to be issued pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act and will be issued in reliance on the exemption afforded by section 3(a)(10) of the U.S. Securities Act.
Section 3(a)(10) of the U.S. Securities Act exempts from registration the offer and sale of a security which is issued in specified exchange transactions where, among other things, the fairness of the terms and conditions of such exchange are approved by a court of authorized government entity after a hearing on the fairness of such terms and conditions, at which all persons to whom it is proposed to issue securities in such exchange have the right to appear, by a court or governmental authority expressly authorized by Law to grant such approval and to hold such a hearing. Accordingly, the Final Order, if granted by the Court, constitutes a basis for the exemption from the registration requirements of the U.S. Securities Act with respect to the Tilray Shares issued in connection with the Arrangement.
Resale of Tilray Shares Within the United States
The Tilray Shares to be issued under the Arrangement will not be subject to resale restrictions under the U.S. Securities Act, except that the U.S. Securities Act imposes restrictions on the resale of Tilray Shares received pursuant to the Arrangement by persons who are at the time of a resale, or who were within three months before the resale, “affiliates” of Tilray. An “affiliate” of an issuer is a person that, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer. Typically, persons who are executive officers, directors or 10% or greater shareholders of an issuer may be considered to be its “affiliates”.
Any holder of Tilray Shares who is an affiliate of Tilray at the time of a proposed resale, or has been an affiliate within three months before a proposed resale, is urged to consult with its own legal advisor to ensure that any proposed resale of Tilray Shares issued to them under the Arrangement complies with applicable U.S. Securities Act requirements.
Pro Forma Economic Ownership of the Combined Company
Upon completion of the Transaction, it is estimated that the Exchange Ratio will result in Aphria Shareholders and Tilray Stockholders owning approximately 62% and 38%, respectively, of the outstanding economic interest in the Combined Company on a fully diluted basis.
Accounting Treatment
The Combined Company will account for the acquisition pursuant to the Arrangement Agreement as a reverse acquisition using the acquisition method of accounting in accordance with generally accepted accounting principles in U.S. GAAP requires that either Tilray or Aphria be designated as the acquirer for accounting purposes based on the evidence available. Aphria will be treated as the acquiring entity for accounting purposes.
In identifying Aphria as the acquiring entity, Tilray and Aphria reviewed the accounting guidance as provided in Accounting Standards Codification 805, Business Combinations, which takes into account the type of consideration, the structure of the Arrangement and the other transactions contemplated by the Arrangement Agreement, relative outstanding share ownership, the composition of the Combined Company board of directors, designation of senior management positions of the Combined Company, particularly the chief executive officer, relative voting rights, and the relative size as measured by assets, revenue or earnings as well as other metrics an investor would use for evaluating the respective company’s current and future financial performance. Accordingly, the historical financial statements of Aphria will become the historical financial statements of the Combined Company, adjusted to conform to U.S. GAAP and presented in US dollars. The assets and liabilities in Aphria’s adjusted historical financial statements will continue to be recognized at their historical basis. The fiscal year end of the Combined Company will be May 31.

The Combined Company will measure Tilray’s assets acquired and liabilities assumed at their fair values, including net tangible and identifiable intangible assets acquired and liabilities assumed, as of the closing of the Arrangement. Any excess of the purchase price over those fair values will be recorded as goodwill. Definite lived intangible assets will be amortized over their estimated useful lives. Intangible assets with indefinite useful lives and goodwill will not be amortized but will be tested for impairment at least annually. All intangible assets and goodwill are also tested for impairment when certain indicators are present. The allocation of the purchase price reflected in the unaudited pro forma condensed combined financial statements is based on preliminary estimates using assumptions Tilray management and Aphria management believe are reasonable and based on currently available information. The final purchase price and fair value assessment of assets and liabilities will be based in part on a detailed valuation that has not yet been completed. Aphria and Tilray have prepared their financial statements under existing IFRS and U.S. GAAP standards, respectively, which are subject to change and interpretation.
Stock Exchange Listing
Tilray will apply to list the Tilray Shares issuable under the Arrangement on the Nasdaq and it is a condition of closing that Tilray will have obtained approval for this listing. See “The Arrangement Agreement and Related Agreements – Covenants”.
If the Arrangement is completed, Tilray intends to have the Aphria Shares delisted from the TSX. In addition, Tilray currently expects to list the Tilray Shares on the TSX at, or as soon as practicable following, the Effective Time, which will trade in Canadian dollars. Consequently, following the closing, Aphria Shareholders are expected to be able to trade their Tilray Shares on either exchange, in either currency.
Treatment of Aphria Convertible Securities
Aphria Options
Each Aphria Option, other than any Continuing Aphria Option, to the extent it has not been exercised as of the Effective Date, will be exchanged by the holder thereof, without any further act or formality and free and clear of all Liens, for a stock option (a “Replacement Option”) to purchase a number of Tilray Shares equal to the product of the Exchange Ratio, rounded down to two decimal places, multiplied by the number of Aphria Shares issuable on exercise of such Aphria Option immediately prior to the Effective Time (rounded down to the next whole number of Tilray Shares) for an exercise price per Tilray Share (rounded up to the nearest whole cent) equal to the exercise price per share of such Aphria Option immediately prior to the Effective Time divided by the Exchange Ratio, rounded down to two decimal places, and the Aphria Options shall thereupon be cancelled. The term to expiry, conditions to and manner of exercise and other terms and conditions of each of the Replacement Options shall be the same as the terms and conditions of the Aphria Option for which it is exchanged except that such Replacement Options shall be governed by the terms and conditions of the Tilray Plan and, in the event of any inconsistency or conflict the Tilray Plan shall govern.
It is intended that subsection 7(1.4) of the Tax Act apply to the exchange of Aphria Options for Replacement Options by Aphria Securityholders resident in Canada who acquired Aphria Options by virtue of their employment. Accordingly, and notwithstanding the foregoing, if required, the exercise price of a Replacement Option held by such Aphria Securityholders will be increased such that the In-The-Money Amount of the Replacement Option immediately after the exchange does not exceed the In-The-Money Amount of the Aphria Option immediately before the exchange. Any document previously evidencing an Aphria Option shall thereafter evidence and be deemed to evidence a Replacement Option and no certificates evidencing Replacement Options shall be issued.
Continuing Aphria Options
Each Continuing Aphria Option shall, without any further action on the part of any holder of any Continuing Aphria Option, be continued on the same terms and conditions as were applicable immediately prior to the Effective Time, except that, pursuant to the terms of the Aphria Omnibus Incentive Plan, the terms of the Continuing Aphria Options shall be amended so as to substitute for the Aphria Shares subject to such Continuing Aphria Options such number of Tilray Shares equal to (A) the number of Aphria Shares subject to the Continuing Aphria Options immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, rounded down to two decimal places.
Aphria RSUs and Aphria DSUs
Each Aphria RSU and Aphria DSU, other than any Continuing Aphria RSU or DSU, respectively, to the extent it has not been exercised as of the Effective Date, will be exchanged by the holder thereof, without any further act or formality and free and clear of all Liens, for an award of restricted share units granted by Tilray (the “Replacement RSUs”) or an award of deferred share units granted by Tilray (the “Replacement DSUs”), respectively, in respect of a number of Tilray Shares equal to the product of the Exchange Ratio, rounded down to two decimal places, multiplied by the number of Aphria Shares underlying such Aphria RSUs or Aphria DSUs, as applicable, immediately prior to the Effective Time (rounded down to the next whole number of Tilray Shares), and the Aphria RSUs and Aphria DSUs, as applicable, shall thereupon be cancelled. The term to expiry, conditions to and manner of receipt and other terms and conditions of each of the Replacement RSUs and Replacement DSUs shall be the same as the terms and conditions of the Aphria RSU and Aphria DSU, respectively, for which it is exchanged except that such Replacement RSU and Replacement DSU, as applicable, shall be governed by the terms and conditions of the Tilray Plan and, in the event of any inconsistency or conflict the Tilray Plan shall govern. Any document previously evidencing the Aphria RSUs and Aphria DSUs shall thereafter evidence and be deemed to evidence such Replacement RSUs and Replacement DSUs, as applicable, and no certificates evidencing the Replacement RSUs and Replacement DSUs, as applicable, shall be issued.
It is intended that subsection 7(1.4) of the Tax Act apply to the exchange of Aphria RSUs for Replacement RSUs by Aphria Securityholders resident in Canada who acquired Aphria RSUs by virtue of their employment.
Continuing Aphria RSUs and DSUs
Each Continuing Aphria RSU shall, without any further action on the part of any holder of any Continuing Aphria RSU, be continued on the same terms and conditions as were applicable immediately prior to the Effective Time, except that, pursuant to the terms of the Aphria Omnibus Incentive Plan, the terms of the Continuing Aphria RSUs shall be amended so as to substitute for the Aphria Shares subject to such Continuing Aphria RSUs such number of Tilray Shares equal to (A) the number of Aphria Shares subject to the Continuing Aphria RSUs immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, rounded down to two decimal places. Each Continuing Aphria DSU shall, without any further action on the part of any holder of any Continuing Aphria DSU, be continued on the same terms and conditions as were applicable immediately prior to the Effective Time, except that, pursuant to the terms of the Aphria Omnibus Incentive Plan, the terms of the Continuing Aphria DSUs shall be amended so as to substitute for the Aphria Shares subject to such Continuing Aphria DSUs such number of Tilray Shares equal to (A) the number of Aphria Shares subject to the Continuing Aphria DSUs immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, rounded down to two decimal places.
2016 Aphria Warrants
Each 2016 Aphria Warrant, to the extent it has not been exercised as of the Effective Date, will be exchanged by the holder thereof, without any further act or formality and free and clear of all Liens, for a warrant (a “Replacement Warrant”) to purchase a number of Tilray Shares equal to the product of the Exchange Ratio, rounded down to two decimal places, multiplied by the number of Aphria Shares issuable on exercise of such Aphria Warrant immediately prior to the Effective Time for an exercise price per Tilray Share equal to the exercise price per share of such Aphria Warrant immediately prior to the Effective Time divided by the Exchange Ratio, rounded down to two decimal places, and rounded up to the nearest whole cent (provided that, if the foregoing calculation results in a Replacement Warrant being exercisable for a fraction of a Tilray Share, then the number of Tilray Shares subject to such Replacement Warrant shall be rounded down to the next whole number of Tilray Shares) and the 2016 Aphria Warrants shall thereupon be cancelled. The term to expiry, conditions to and manner of exercise and other terms and conditions of each of the Replacement Warrants shall be the same as the terms and conditions of the 2016 Aphria Warrant for which it is exchanged. Any document previously evidencing a 2016 Aphria Warrant shall thereafter evidence and be deemed to evidence such Replacement Warrant and no certificates evidencing the Replacement Warrants shall be issued.
2020 Aphria Warrants
Each 2020 Aphria Warrant shall, without any further action on the part of any holder of 2020 Aphria Warrants, be continued on the same terms and conditions as were applicable immediately prior to the Effective Time, except that, pursuant to the terms of the Aphria Warrant Indenture, the terms of the 2020 Aphria Warrants shall be amended so as to substitute for the Aphria Shares subject to such 2020 Aphria Warrants such number of Tilray Shares equal to (A) the number of Aphria Shares subject to the 2020 Aphria Warrants immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, rounded down to two decimal places.

Aphria Omnibus Incentive Plan and Aphria Warrant Indenture
The Aphria Omnibus Incentive Plan and the Aphria Warrant Indenture shall be terminated and, for greater certainty, all rights to receive any securities of the Aphria formerly held by Aphria Shareholders shall be extinguished.
Aphria Convertible Senior Notes
On or prior to the Effective Time, it is expected that the Aphria Convertible Senior Note Indenture under which the Aphria Convertible Senior Notes were issued will be amended pursuant to the Aphria Convertible Senior Notes Supplemental Indenture such that, among other things, on conversion of the Aphria Convertible Senior Notes, noteholders will receive Tilray Shares in lieu of Aphria Shares.
Description of Aphria Indebtedness
Aphria Convertible Senior Notes
In April 2019, Aphria issued Aphria Convertible Senior Notes pursuant to the Aphria Convertible Senior Note Indenture. The proceeds of the Aphria Convertible Senior Notes were used to support Aphria’s international expansion initiatives, for future acquisitions and for general corporate purposes, including working capital requirements, in jurisdictions where federally and nationally legal.
The Aphria Convertible Senior Notes bear interest at a rate of 5.25% per year, payable semi-annually in arrears on June 1 and December 1, of each year, beginning December 1, 2019. The Aphria Convertible Senior Notes mature on June 1, 2024, unless earlier converted. Holders may convert their notes prior to the close of business on the business day immediately preceding December 1, 2023, only under the following circumstances:
1.
during the five business-day period after any five consecutive trading-day period in which the trading price per $1,000 principal amount of Aphria Convertible Senior Notes for each day of such five consecutive trading-day period was less than 98% of the product of the last reported sale price of Aphria Shares and the applicable conversion rate on each such day;

2.
if Aphria: (a) elects to issue rights to all or substantially all of the holders of its common stock entitling them to purchase, for a period of not more than 45 calendar days after the announcement date of such issuance to subscribe for or purchase, shares of its common stock at a price per share less than the average of the last reported sale prices of its common stock for the 10 consecutive trading day period ending on the trading day immediately preceding the date of announcement of such issuance; (b) elects to distribute to all or substantially all of the holders of its common stock Aphria’s assets, securities or rights to purchase Aphria’s securities, if the distribution has a per share value in excess of 10% of the last reported sale price for Aphria Shares on the trading day immediately preceding the date of announcement of such distribution; or (c) Aphria is a party to a consolidation, merger, amalgamation, binding share exchange, or sale, conveyance, transfer or lease of all or substantially all of Aphria’s assets, pursuant to which Aphria Shares would be converted into cash, securities or other assets;

3.
during any fiscal quarter after the fiscal quarter ending on August 31, 2019 (and only during such fiscal quarter), if the last reported sale price of Aphria’s common stock for at least 20 trading days during a period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter is greater than or equal to 130% of the applicable conversion price on each such trading day;

4.
if a “person” or “group” within the meaning of Section 13(d) of the U.S. Exchange Act acquires more than 50% of Aphria’s outstanding voting common stock, and less than 90% of the consideration received by Aphria Shares consists of publicly traded securities;

5.
if: (a) Aphria consummates a recapitalization, reclassification or change of its common stock as a result of which its common stock would be converted into or exchanged for stock, other securities, other property or assets; (b) Aphria consummates a share exchange, consolidation, amalgamation, arrangement or merger pursuant to which Aphria Shares will be converted into cash, securities or other property; or (c) Aphria consummates any sale, lease, exchange or other transfer in one transaction or a series of transactions of all or substantially all of its and its subsidiaries’ consolidated assets to any person other than one of Aphria’s wholly-owned subsidiaries, and in each case, less than 90% of the consideration received by Aphria Shares shareholders consists of publicly traded securities;

6.	if Aphria’s shareholders approve any plan or proposal for its liquidation or dissolution;

7.	if Aphria Shares ceases to be listed or quoted on any of The New York Stock Exchange, Nasdaq, The Nasdaq Global Market or the TSX (items 4 through 7, an “Aphria make-whole fundamental change”); or
8.	if Aphria call the Aphria Convertible Senior Notes for redemption, at any time prior to the close of business on the scheduled trading day prior to the redemption date.
On or after December 1, 2023 until the close of business on the business day immediately preceding the maturity date, holders may convert their Aphria Convertible Senior Notes, in multiples of $1,000 principal amount, at the option of the holder regardless of the foregoing circumstances.
Upon a conversion prior to the closing of the Arrangement, Aphria will satisfy its conversion obligation by paying or delivering cash, shares of its common stock or a combination of cash and shares of its common stock, at its election. The conversion rate was initially 106.5644 shares of Aphria common stock per $1,000 principal amount of Aphria Convertible Senior Notes. The conversion rate is subject to adjustment in some events but will not be adjusted for accrued and unpaid interest. In addition, following any Aphria make-whole fundamental change that occurs prior to the maturity date, Aphria will increase the conversion rate for a holder who elects to convert its Aphria Convertible Senior Notes in connection with such an Aphria make-whole fundamental change in certain circumstances. The increase in the conversion rate is determined based on a formula that takes into consideration Aphria’s stock price at the time of the make-whole fundamental change (ranging from US$7.82 to US$40.00 per share) and the remaining time to maturity of the Aphria Convertible Senior Notes. The increase in the conversion rate declines from a high of 21.3128% to 0.0% as the stock price at the time of the make-whole fundamental change increases from US$7.82 and the remaining time to maturity of the Aphria Convertible Senior Notes decreases.
On or after June 6, 2022, and on or before the 30th scheduled trading day immediately before the maturity date, Aphria may redeem for cash all or any portion of the Aphria Convertible Senior Notes if the last reported sales price of Aphria’s common stock equals or exceeds 130% of the conversion price then in effect for 20 or more trading days in a period of 30 consecutive trading days ending on the trading day immediately prior to the date of the redemption notice. The redemption price will equal 100% of the principal amount of the Aphria Convertible Senior Notes to be redeemed plus any accrued and unpaid interest, to, but excluding, the redemption date. To the extent a holder converts its Aphria Convertible Senior Notes in connection with Aphria’s redemption notice, Aphria will increase the conversion rate as described in the preceding paragraph.
The Aphria Convertible Senior Notes are senior, unsecured obligations of Aphria and rank equally in right of payment with Aphria’s senior unsecured debt and are senior in right of payment to Aphria’s debt that is expressly subordinated to the Aphria Convertible Senior Notes, if any. The Aphria Convertible Senior Notes are structurally subordinated to all debt and other liabilities and commitments of Aphria’s subsidiaries and are effectively junior to Aphria’s secured debt to the extent of the value of the assets securing such debt.
As of [•], 202[1], US$[•] principal amount of Aphria Convertible Senior Notes remained outstanding. The carrying value of the equity component of the Aphria Convertible Senior Notes was $[•] as of [•], 2021.
Aphria Convertible Senior Note Supplemental Indenture
In connection with and upon the closing of the Transaction, Tilray and Aphria will enter into a supplemental indenture (“Aphria Convertible Senior Notes Supplemental Indenture”) to the Aphria Convertible Senior Note Indenture. The Aphria Convertible Senior Notes Supplemental Indenture will provide that (i) the Aphria Convertible Senior Notes will be convertible into the Tilray Shares rather than into Aphria Shares; and (ii) Tilray will guaranty the Aphria Convertible Senior Notes.
BMO Aphria Diamond Credit Agreement
In November 2019, Aphria Diamond, Aphria, as limited guarantor, Bank of Montreal, as administrative agent, and the lenders party thereto (the “BMO AD Lenders”), entered into a credit and agreement (the “BMO AD Credit Facility”) pursuant to which the BMO AD Lenders committed to lend to Aphria Diamond a non-revolving credit facility in the aggregate principal amount of up to $80.0 million. Aphria Diamond’s, Aphria and any other guarantor’s obligations under the BMO AD Credit Facility are secured primarily by a first priority lien on all present and future property of Aphria Diamond and all of its subsidiaries. The BMO AD Credit Facility contains affirmative, negative and financial covenants that are typical in the industry for similar financings, including, but not limited to, covenants that, subject to exceptions described in the BMO AD Credit Facility, restrict the ability of Aphria Diamond and Aphria and their subsidiaries to: (i) create, incur or assume any funded debt; (ii) grant or suffer to exist any liens;

(iii) sell, transfer, assign, lease or otherwise disposes of any of its property; (iv) make loans to any other person, guarantee, provide an indemnity, or give other financial assistance; (v) make or acquire any investments; (vi) authorize, declare or pay any distributions; (vii) materially change the nature of its business; (viii) enter into transactions with affiliates; (ix) amend certain material agreements and organizational documents; (x) repay subordinated debt; (xi) make any acquisitions out of the ordinary course; (xii) maintain a fixed charge coverage EBITDA ratio above a certain amount; and (xiii) maintain a total funded debt to tangible net worth ratio and a total funded debt to ratio below a certain amount. As of [•], Aphria [is] in compliance with the financial covenants under the BMO AD Credit Facility. The BMO AD Credit Facility also specifically restricts the ability Aphria Diamond and Aphria and their subsidiaries to engage in any cannabis activities or make an investment in any person who engages in cannabis activities, other than in an approved jurisdiction in accordance with cannabis laws. The BMO AD Credit Facility includes customary events of defaults, including, but not limited to: (i) payment defaults; (ii) breach of covenants; (iii) breach of representations and warranties; (iv) cross-defaults; (v) certain bankruptcy-related defaults; (vi) change of control; and (vii) termination or amendment of certain material agreements. The repealing of the Cannabis Act without immediate replacement with similar legislation and the expiration, revocation, cancellation, materially adverse modification of any authorization necessary for the conduct of cannabis activities are also events of default under the BMO AD Credit Facility.
The loan under the BMO AD Credit Facility matures on November 29, 2022. As of [•], 2021, $[•] million of borrowings were outstanding under this facility.
Funds available under the BMO AD Credit Facility are subject to certain administrative fees outlined in a separate fee letter, and stamping fees, and funds drawn under the facility bear interest at Canadian Prime Rate plus an applicable margin set forth in the agreement.
BMO Four Twenty Credit Agreement
In December 2020, Four Twenty Corporation, a Delaware corporation and wholly-owned subsidiary of Aphria (“Four Twenty”), as borrower, SweetWater, as guarantor, the other guarantors party thereto, Bank of Montreal, as administrative agent, issuing bank and swing line lender, and the lenders party thereto (the “BMO FT Lenders”), entered into a credit and agreement (the “BMO FT Credit Facility”) pursuant to which the BMO FT Lenders committed to lend to Four Twenty a revolving credit facility in the aggregate principal amount of up to $20.0 million and a term loan facility in the aggregate principal amount of up to $100.0 million; after the closing, Four Twenty shall have the right from time to time, to increase the aggregate revolving commitments or establish one or more additional term loans by up to $25.0 million. Four Twenty’s, SweetWater’s and any other guarantor’s obligations under the BMO FT Credit Facility are secured primarily by a first priority lien on all present and future property (other than excluded property) of Four Twenty and all of its subsidiaries. Aphria provided a guaranty of the BMO FT Credit Facility. The BMO FT Credit Facility contains affirmative, negative and financial covenants that are typical in the industry for similar financings, including, but not limited to, covenants that, subject to exceptions described in the BMO FT Credit Facility, restrict the ability of Four Twenty and SweetWater and its subsidiaries to: (i) create, incur, assume or suffer to exist any indebtedness; (ii) create, incur, assume or suffer to exist any liens; (iii) merge into or consolidate into any person, sell, transfer, assign, lease or otherwise disposes of any of its property; (iv) make any restricted payments; (v) make any investments; (vi) pay any management, consulting or similar fees to any affiliate of or officer, director or employee of Four Twenty, SweetWater and its subsidiaries; (vii) enter into certain hedging transactions; (viii) enter into transactions with affiliates; (ix) amend certain material agreements and organizational documents; (x) make significant changes to accounting treatment or reporting practices or change the fiscal year of Four Twenty; (xi) enter into sale leaseback transactions; (xii) maintain a consolidated fixed charge coverage ratio above 1.25:1.00; and (xiii) maintain a consolidated total leverage ratio below a certain target at the end of each fiscal quarter. As of [•], SweetWater [is] in compliance with the financial covenants under the BMO FT Credit Facility. The BMO FT Credit Facility also specifically restricts the ability Four Twenty and SweetWater and their subsidiaries to engage in any cannabis activities to the extent that such activity could reasonably be expected to result in a breach of laws applicable to its business and properties. The BMO FT Credit Facility includes customary events of defaults, including, but not limited to: (i) payment defaults; (ii) breach of covenants; (iii) breach of representations and warranties; (iv) cross-defaults; (v) certain bankruptcy-related defaults; (vi) change of control; and (vii) termination or amendment of certain material agreements.
The initial term loan under the BMO FT Credit Facility matures on the earlier of (i) December 8, 2023 or (ii) the date on which the principal amount of all outstanding term loans under the BMO FT Credit Facility have been declared due and payable pursuant to an event of default. As of [•], 2021, $[•] million of borrowings were outstanding under this facility.

Funds available under the BMO FT Credit Facility are subject to standby fees, letter of credit fees and certain administrative fees outlined in a separate fee letter and funds drawn under the facility bear interest at (i) at a base rate plus an applicable margin, with respect to base rate loans and (ii) at adjusted LIBOR for the applicable interest period in effect for such loan plus the applicable margin in effect at the start of the interest period, with respect to Eurodollar loans.
WFCU Loan Facility Letter Agreement
Pursuant to a letter agreement, dated June 28, 2018, as amended, Windsor Family Credit Union (“WFCU”) authorized, and Aphria acknowledged and accepted, the following credit facilities: (i) a revolving facility for general operating purposes, in an aggregate principal amount of $1,000,000 CAD at WFCU’s prime interest rate plus 0.75 basis points; (ii) a term loan facility to assist in the refinance of capital expenditures, in an aggregate principal amount of $1,047,872 CAD, at a 3.99% fixed interest rate for a five (5) year term; (iii) a commercial mortgage facility to assist in the purchase of certain property in an aggregate principal amount of $3,750,000 CAD, at a 3.95% fixed interest rate for a five (5) year term; (iv) a term loan facility for general company purposes, in an aggregate principal amount of $24,107,327 CAD, at a 3.95% fixed interest rate for a five (5) year term; and (v) a commercial mortgage facility to assist in the construction of certain property, in an aggregate principal amount of $25,000,000 CAD, at an interest rate of 4.68%, for a five (5) year term.
Additional Indebtedness of Aphria
In addition to the indebtedness described above, certain subsidiaries of Aphria have [senior] [secured] [term loan] credit facilities with an aggregate outstanding principal amount of C$122,533,000.
Description of Tilray Indebtedness
Tilray Convertible Senior Notes
In October of 2018, Tilray issued Tilray Convertible Senior Notes pursuant to the Tilray Convertible Senior Note Indenture. The proceeds of the Tilray Convertible Senior Notes were used for working capital, future acquisitions and general capital purposes and to repay an existing mortgage related to Tilray’s facility in Nanaimo, British Columbia.
The Tilray Convertible Senior Notes bear interest at a rate of 5.00% per year, payable semi-annually in arrears on April 1 and October 1, of each year, beginning April 1, 2019. The Tilray Convertible Senior Notes mature on October 1, 2023, unless earlier converted. Holders may convert their notes prior to the close of business on the business day immediately preceding April 1, 2023, only under the following circumstances:
1.
during the five business-day period after any ten consecutive trading-day period in which the trading price per $1,000 principal amount of Tilray Convertible Senior Notes for each day of such ten consecutive trading-day period was less than 98% of the product of the last reported sale price of Tilray’s common stock and the applicable conversion rate on each such day;

2.
if Tilray: (a) elects to issue rights to all or substantially all of the holders of its common stock entitling them to purchase, for a period of not more than 45 calendar days after the announcement date of such issuance to subscribe for or purchase, shares of its common stock at a price per share less than the average of the last reported sale prices of its common stock for the 10 consecutive trading day period ending on the trading day immediately preceding the date of announcement of such issuance; (b) elects to distribute to all or substantially all of the holders of its common stock Tilray’s assets, securities or rights to purchase Tilray’s securities, if the distribution has a per share value in excess of 10% of the last reported sale price for Tilray’s common stock on the trading day immediately preceding the date of announcement of such distribution; or (c) Tilray is a party to a consolidation, merger, binding share exchange or transfer or lease of all or substantially all of Tilray’s assets, pursuant to which Tilray’s common stock would be converted into cash, securities or other assets;

3.
during any calendar quarter after the calendar quarter ending on March 31, 2019 (and only during such calendar quarter), if the last reported sale price of Tilray’s common stock for at least 20 trading days during a period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter is greater than or equal to 130% of the applicable conversion price on each such trading day;

4.
if: (a) a “person” or “group” within the meaning of Section 13(d) of the U.S. Exchange Act acquires more than 50% of Tilray’s outstanding voting common stock and files a Schedule TO or any schedule, form or report under the Exchange Act disclosing such acquisition or (b) any permitted holder or “group” within the meaning of Section 13(d) of the U.S. Exchange Act acquires more than 85% of Tilray’s outstanding shares of Class 1 common stock and common stock taken together as a single class on an as-converted basis, and less than 90% of the consideration received by Tilray’s common shareholders consists of publicly traded securities;
5.
if: (a) Tilray consummates a recapitalization, reclassification or change of its common stock as a result of which its common stock would be converted into or exchanged for stock, other securities, other property or assets; (b) Tilray consummates a share exchange, consolidation, or merger pursuant to which Tilray’s common stock will be converted into cash, securities or other property; or (c) Tilray consummates any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of its and its subsidiaries’ consolidated assets to any person other than one of Tilray’s wholly-owned subsidiaries, and in each case, less than 90% of the consideration received by Tilray’s common shareholders consists of publicly traded securities;

6.	if Tilray’s stockholders approve any plan or proposal for its liquidation or dissolution;
7.	if Tilray’s common stock ceases to be listed or quoted on any of the NYSE, the Nasdaq or The Nasdaq Global Market (items 4 through 7, a “Tilray make-whole fundamental change”); or
8.	if Tilray call the Tilray Convertible Senior Notes for redemption, at any time prior to the close of business on the second scheduled trading day prior to the redemption date.
On or after April 1, 2023 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert their Tilray Convertible Senior Notes, in multiples of $1,000 principal amount, at the option of the holder regardless of the foregoing circumstances.
Upon a conversion prior to the closing of the Arrangement, Tilray will satisfy its conversion obligation by paying or delivering cash, shares of its common stock or a combination of cash and shares of its common stock, at its election. The conversion rate was initially 5.9735 shares of Tilray common stock per $1,000 principal amount of Tilray Convertible Senior Notes. The conversion rate is subject to adjustment in some events but will not be adjusted for accrued and unpaid interest. In addition, following any Tilray make-whole fundamental change that occurs prior to the maturity date, Tilray will increase the conversion rate for a holder who elects to convert its Tilray Convertible Senior Notes in connection with such a Tilray make-whole fundamental change in certain circumstances. The increase in the conversion rate is determined based on a formula that takes into consideration Tilray’s stock price at the time of the make-whole fundamental change (ranging from US$145.57 to US$450.00 per share) and the remaining time to maturity of the Tilray Convertible Senior Notes. The increase in the conversion rate declines from a high of 0.896% to 0.0% as the stock price at the time of the make-whole fundamental change increases from US$145.57 and the remaining time to maturity of the Tilray Convertible Senior Notes decreases.
On a redemption date on or after October 1, 2021, and on or before the 30th scheduled trading day immediately before the maturity date, Tilray may redeem for cash all or any portion of the Tilray Convertible Senior Notes if the last reported sales price of Tilray’s common stock equals or exceeds 130% of the conversion price then in effect for 20 or more trading days, including the trading day immediately preceding the date on which Tilray provides the related redemption notice, in a period of 30 consecutive trading days ending on the trading day immediately prior to the date of the redemption notice. The redemption price will equal 100% of the principal amount of the Tilray Convertible Senior Notes to be redeemed plus any accrued and unpaid interest, to, but excluding, the redemption date. To the extent a holder converts its Tilray Convertible Senior Notes in connection with Tilray’s redemption notice, Tilray will increase the conversion rate as described in the preceding paragraph.
The Tilray Convertible Senior Notes are senior, unsecured obligations of Tilray and rank equally in right of payment with Tilray’s senior unsecured debt and are senior in right of payment to Tilray’s debt that is expressly subordinated to the Tilray Convertible Senior Notes, if any. The Tilray Convertible Senior Notes are structurally subordinated to all debt and other liabilities and commitments of Tilray’s subsidiaries and are effectively junior to Tilray’s secured debt to the extent of the value of the assets securing such debt.
As of [•], 202[1], US$[•] principal amount of Tilray Convertible Senior Notes remained outstanding. The carrying value of the equity component of the Tilray Convertible Senior Notes was $[•] as of [•], 202[1].

Bridging Finance Loan Facility Letter Agreement
In February, 2020, High Park Holdings Ltd. (“High Park”), as borrower, Tilray, Tilray Canada Ltd., High Park Farms Ltd., 1197879 B.C. Ltd., FHF Holdings Ltd., Fresh Hemp Foods Ltd., Manitoba Harvest USA, LLC, High Park Gardens Inc., Natura Naturals Holdings Inc., Natura Naturals Inc. and Dorada Ventures Ltd. (collectively, the “BF Guarantors”) and Bridging Finance Inc., as agent and as agent for and on behalf of any of the funds managed or co-managed by Bridging Finance Inc. (collectively, the “BF Lender”), entered into a loan facility letter agreement (the “BF Credit Facility”) pursuant to which the BF Lender committed to lend to High Park a term loan facility in the aggregate principal amount of up to C$79.8 million. High Park’s, and the BF Guarantors’ obligations under the BF Credit Facility are secured primarily by a first priority perfected encumbrance on all of High Park’s and the BF Guarantors’ assets. The BF Credit Facility contains affirmative and negative covenants that are typical in the industry for similar financings, including, but not limited to, covenants that, subject to exceptions described in the BF Credit Facility, restrict the ability of High Park and the BF Guarantors: (i) create, incur, assume or suffer to exist any indebtedness; (ii) create, incur, assume or suffer to exist any mortgage, charge or other encumbrance (iii) sell, transfer, assign, lease or otherwise disposes of any of its assets other than in the ordinary course; (iv) make loans or advances to shareholders, directors, officers or any other related or associated party (v) make any capital expenditures; (vi) voluntarily cancel debt owing to it; (vii) grant loans or make investments in third parties; (viii) declare or pay any dividends or distributions to shareholders; and (ix) merge, amalgamate or amend its organizational documents. The BF Credit Facility includes customary events of defaults, including, but not limited to: (i) payment defaults; (ii) breach of covenants; (iii) breach of representations and warranties; (iv) cross-defaults; (v) certain bankruptcy-related defaults; (vi) change of control; and (vii) any material provision of any credit document for any reason ceases to be valid, binding and enforceable in accordance with its terms.
The loan under the BF Credit Facility matures on February 28, 2022. As of [•], 2021, $[•] million of borrowings were outstanding under this facility.
Funds available under the BF Credit Facility are subject to work fees and certain administrative fees outlined in in the BF Credit Facility and funds drawn under the facility bear interest at an annual rate equal to the Bank of Nova Scotia prime rate plus 8.05%. The default rate of interest shall be calculated at an annual rate of 21% per annum.
Aphria Dissenting Shareholders’ Rights
The following is a summary of the provisions of the OBCA, as modified by the Plan of Arrangement and the Interim Order, relating to an Aphria Shareholder’s Dissent Rights in respect of the Aphria Resolution. Such summary is not a comprehensive statement of the procedures to be followed by an Aphria Dissenting Shareholder who seeks payment of the fair value of its Aphria Shares and is qualified in its entirety by reference to the full text of Section 185 of the OBCA, which is attached to this Circular as Appendix “K”, as modified by the Plan of Arrangement and the Interim Order.
The statutory provisions dealing with the right of dissent are technical and complex. Any Aphria Dissenting Shareholder should seek independent legal advice, as failure to comply strictly with the provisions of Section 185 of the OBCA, as modified by the Plan of Arrangement and the Interim Order, may result in the loss of all Dissent Rights.
Shareholders may exercise Dissent Rights from the Aphria Resolution pursuant to and in the manner set forth under Section 185 of the OBCA, as modified by the Plan of Arrangement and the Interim Order, provided that, notwithstanding Section 185 of the OBCA, the Written Objection must be sent to Aphria by holders who wish to dissent and be received by Aphria not later than [•] (Eastern time) on the date that is two Business Days immediately prior to the Aphria Meeting or any date to which the Aphria Meeting may be postponed or adjourned.
Shareholders who wish to dissent should take note that the procedures for dissenting to the Aphria Resolution require strict compliance with the applicable dissent procedures. Pursuant to the Plan of Arrangement, the following do not have dissent rights: (i) holders of Aphria Options; (ii) holders of Aphria RSUs, (iii) holders of Aphria DSUs, (iv) holders of 2016 Aphria Warrants, and (v) holders of Aphria Shares who vote in favour of the Aphria Resolution.
Dissent Rights to the Aphria Resolution for Shareholders
As indicated in the Notice of Aphria Meeting, any registered Aphria Shareholder is entitled to be paid the fair value of the Aphria Shares held by such holder in accordance with Section 185 of the OBCA, as modified by the Plan of Arrangement and the Interim Order, if such holder exercises Dissent Rights and the Arrangement becomes effective.

Anyone who is a beneficial owner of Aphria Shares registered in the name of an Intermediary and who wishes to dissent should be aware that only registered Aphria Shareholders are entitled to exercise Dissent Rights. A registered Aphria Shareholder who holds Aphria Shares as an Intermediary for one or more beneficial owners, one or more of whom wish to exercise Dissent Rights, must exercise such Dissent Rights on behalf of such holder(s). In such case, the notice should specify the number of Aphria Shares held by the Intermediary for such beneficial owner. An Aphria Dissenting Shareholder may dissent only with respect to all the Aphria Shares held on behalf of any one beneficial owner and registered in the name of the Aphria Dissenting Shareholder.
The following description of the dissent procedures is not a comprehensive statement of the procedures to be followed by an Aphria Dissenting Shareholder who seeks payment of the fair value of its Aphria Shares and is qualified in its entirety by reference to the full text of the Plan of Arrangement, the Interim Order and Section 185 of the OBCA, which are attached to this Circular as Appendices A and C and G, respectively. A registered Aphria Shareholder who intends to exercise the Dissent Rights should carefully consider and comply with the provisions of Section 185 of the OBCA, as modified by the Interim Order and the Plan of Arrangement, and seek independent legal advice. Failure to comply strictly with the provisions of the OBCA, as modified by the Interim Order and the Plan of Arrangement, and to adhere to the procedures established therein, may result in the loss of all rights thereunder.
The Court hearing the application for the Final Order has the discretion to alter the Dissent Rights described herein.
Registered Aphria Shareholders who duly exercise Dissent Rights and who:
(a)
are ultimately entitled to be paid fair value for their Dissent Shares, which fair value shall be the fair value of such shares as of the close of business on the last Business Day before the day on which the Arrangement is approved by Aphria Shareholders at the Aphria Meeting, shall be paid an amount equal to such fair value by Aphria and shall be deemed to have transferred such Dissent Shares to Aphria in accordance with the Plan of Arrangement; or

(b)
are ultimately not entitled, for any reason, to be paid fair value for their Aphria Shares in respect of which they have exercised Dissent Rights, shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting Aphria Shareholder and shall be entitled to receive only the Consideration that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights, but in no case shall Aphria, Tilray or any other person be required to recognize registered Aphria Shareholders who exercise Dissent Rights as Aphria Shareholders after the Effective Time, and the names of such registered Aphria Shareholders who exercise Dissent Rights shall be removed from the applicable register of shareholders as at the Effective Time. There can be no assurance that an Aphria Dissenting Shareholder will receive consideration for its Aphria Shares of equal or greater value to the Consideration that such Aphria Dissenting Shareholder would have received under the Arrangement.

Section 185 of the OBCA
Section 185 of the OBCA, as modified by the Plan of Arrangement and the Interim Order, provides that registered Aphria Shareholders who dissent to the Arrangement in compliance with Section 185 of the OBCA may exercise a right of dissent and require Tilray to purchase the Aphria Shares held by such Aphria Shareholders at the fair value of such Aphria Shares.
The exercise of Dissent Rights does not deprive a registered Aphria Shareholder of the right to vote at the Aphria Meeting. However, a registered Aphria Shareholder is not entitled to exercise Dissent Rights in respect of the Aphria Resolution if such holder votes any of the Aphria Shares beneficially held by such holder FOR the Aphria Resolution. The execution or exercise of a proxy against the Aphria Resolution does not constitute a Written Objection for purposes of the right to dissent under Section 185 of the OBCA.
An Aphria Dissenting Shareholder must dissent with respect to all Aphria Shares in which the holder owns a beneficial interest. A registered Aphria Shareholder who wishes to dissent must send to Aphria, at or before the Aphria Meeting, a written objection to the resolution (a “Written Objection”), unless Aphria did not give notice to such shareholder of the purpose of the meeting or of such shareholder’s right to dissent. Such Written Objection must strictly comply with the requirements of Section 185 of the OBCA. Any failure by a registered Aphria Shareholder to fully comply may result in the loss of that holder’s Dissent Rights. Non-registered Aphria Shareholders who wish to exercise Dissent Rights must arrange for the registered Aphria Shareholder holding their Aphria Shares to deliver the Written Objection.

A vote against the Aphria Resolution, whether in person or by proxy, or not voting on the Aphria Resolution does not constitute a Written Objection. Aphria shall, within ten Business Days after the shareholders adopt the Aphria Resolution, send to each Aphria Dissenting Shareholder a notice that the Aphria Resolution has been adopted, stating that the company intends to act, or has acted, on the authority of the Aphria Resolution and advise the Aphria Dissenting Shareholder of the manner in which dissent is to be completed under Section 185 of the OBCA.
If the Aphria Resolution is approved by the Aphria Shareholders as required at the Aphria Meeting, and if Aphria notifies the Aphria Dissenting Shareholders of its intention to act upon the Aphria Resolution, pursuant to Section 185 of the OBCA, the Aphria Dissenting Shareholder is then required, within 20 days after receipt of such notice, to send to Aphria or its transfer agent a signed written notice setting out the Aphria Dissenting Shareholder’s name, the number and class of Aphria Shares in respect of which the Aphria Dissenting Shareholder dissents and that the Dissent Right is being exercised in respect of all of the Aphria Dissenting Shareholder’s Aphria Shares (a “Dissent Notice”). The written notice should contain any share certificate or certificates representing the Aphria Shares in respect of which the Aphria Dissenting Shareholder has exercised Dissent Rights (if any) and a demand for payment of the fair value of such Aphria Shares. An Aphria Dissenting Shareholder who fails to send to Aphria or transfer agent within the required periods of time the required Dissent Notice or the certificates representing the Aphria Shares in respect of which the Aphria Dissenting Shareholder has dissented may forfeit its Dissent Rights. Upon delivery of these documents, the Aphria Dissenting Shareholder ceases to have any rights as an Aphria Shareholder other than the right to be paid the fair value of the shares, except where the Aphria Dissenting Shareholder withdraws the Dissent Notice before Aphria makes an offer, Aphria fails to make an offer and the Aphria Dissenting Shareholder withdraws the Dissent Notice, or the directors revoke the Aphria Resolution, in which case the dissenting shareholder’s rights are reinstated as of the date the Aphria Dissenting Shareholder sent the Dissent Notice.
The Aphria Dissenting Shareholder and Tilray may agree on the payout value of the Dissent Shares; otherwise, either party may apply to the Court to determine the fair value of the Dissent Shares or apply for an order that value be established by arbitration or by reference to the registrar or a referee of the Court. If the matters provided for in the Aphria Resolution become effective and the Aphria Dissenting Shareholder has complied with Section 185, after a determination of the payout value of the Dissent Shares, Aphria must then promptly pay that amount to the Aphria Dissenting Shareholder.
Addresses for Notice
All notices to Aphria of dissent to the Aphria Resolution pursuant to Section 185 of the OBCA should be addressed to the attention of the Chief Legal Officer of Aphria and be sent not later than [•] (Eastern time) on the date that is two Business Days immediately prior to the Aphria Meeting, or any date to which the Aphria Meeting may be postponed or adjourned, to: Aphria Inc., 1 Adelaide Street East, Suite 2310, Toronto, ON, M5C 2V9, Attention: Christelle Gedeon, Chief Legal Officer (email: info@aphria.com).
Strict Compliance with Dissent Provisions Required
The foregoing summary does not purport to provide comprehensive statements of the procedures to be followed by an Aphria Dissenting Shareholder under Section 185 of the OBCA, as modified by the Plan of Arrangement and the Interim Order, and reference should be made to the specific provisions of Section 185 of the OBCA, the Plan of Arrangement and the Interim Order. The OBCA requires strict adherence to the procedures regarding the exercise of rights established therein. The failure to adhere to such procedures may result in the loss of all rights of dissent. Accordingly, each registered Aphria Shareholder who wishes to exercise Dissent Rights should carefully consider and comply with the provisions of Section 185 of the OBCA, the Plan of Arrangement and the Interim Order and consult a legal advisor. A copy of Section 185 of the OBCA is set out in Appendix “K” to this Circular and a copy of the Plan of Arrangement and the Interim Order are set out in Appendix “B” and Appendix “D”, respectively, to this Circular.
Each registered Aphria Shareholder wishing to exercise the Dissent Rights should carefully consider and comply with the provisions of the Interim Order and Section 185 of the OBCA, which are attached to this Circular as Appendix “D” and Appendix “K”, respectively, and seek his, her or its own legal advice.
Depositary
Aphria and Tilray have retained the services of the Depositary for the receipt of the Letters of Transmittal and the certificates and DRS Statements representing Aphria Shares and for the delivery of the Consideration for the Aphria Shares under the Arrangement. The Depositary will receive reasonable and customary compensation for its services in connection with the Arrangement, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws and expenses in connection therewith.

THE ARRANGEMENT AGREEMENT AND RELATED AGREEMENTS
The following is a summary of the principal terms of the Arrangement Agreement. This summary does not purport to be complete and may not contain all of the information about the Arrangement Agreement that is important to Aphria Shareholders. The rights and obligations of the Parties are governed by the express terms and conditions of the Arrangement Agreement and not by this summary or any other information contained in this Circular. This summary is qualified in its entirety by, in the case of the Arrangement Agreement, the complete text of the Arrangement Agreement, a copy of which is attached to this Circular as Appendix “A” and is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and in the case of the Plan of Arrangement, the complete text of the Plan of Arrangement, a copy of which is attached at Appendix “B” to this Circular.
On December 15, 2020, Aphria entered into an arrangement agreement, as amended on February 19, 2021 with Tilray, pursuant to which Aphria and Tilray agreed that, subject to the terms and conditions set forth in the Arrangement Agreement, Tilray will acquire 100 percent of the Aphria Shares pursuant to a plan of arrangement under the OBCA. Upon completion of the Arrangement, Aphria Shareholders (other than Aphria Dissenting Shareholders) will receive, for each Aphria Share held, 0.8381 of a Tilray Share.
The terms of the Arrangement Agreement were the result of arm’s length negotiation between Aphria and Tilray and their respective advisors.
Representations and Warranties
Except for its status as the contractual document that establishes and governs the legal relations among Aphria and Tilray with respect to the Arrangement, Aphria and Tilray do not intend for the Arrangement Agreement to be a source of factual, business or operational information about Aphria or Tilray. The Arrangement Agreement contains representations and warranties made by Aphria to Tilray, and by Tilray to Aphria, which are summarized below. These representations and warranties have been made by each Party solely for the benefit of the other Party and:
•	were not intended as statements of fact, but rather as a way of allocating the risk to one of the Parties if those statements prove to be inaccurate;
•
have been qualified by certain confidential disclosures that were made to the other Party in connection with the negotiation of the Arrangement Agreement, which disclosures are not reflected in the Arrangement Agreement; and

•
may apply standards of materiality (including, in the case of Aphria, an Aphria Material Adverse Effect and in the case of Tilray, a Tilray Material Adverse Effect) that may be different from that considered material to Aphria Shareholders or Tilray Stockholders, or that may have been used for the purpose of allocating risk between the Parties rather than for the purpose of establishing facts.

Moreover, information concerning the subject matter of the representations and warranties in the Arrangement Agreement were made as of specific dates specified therein and may have changed since the date of the Arrangement Agreement. For the foregoing reasons, you should not rely on the representations and warranties contained in the Arrangement Agreement as statements of factual information at the time they were made or otherwise.
The representations and warranties provided by Aphria in favour of Tilray relate to, among other things:
(a)
corporate organization and similar corporate matters, including the qualification to do business under applicable law, corporate standing and corporate power and authority of Aphria to enter into the Arrangement Agreement and perform its obligations thereunder;

(b)	capital structure and equity securities;
(c)
authority and board approval to enter into the Arrangement Agreement, the execution and delivery of the Arrangement Agreement by Aphria and the performance by it of its obligations thereunder, and the completion of the Arrangement not resulting in a violation, conflict or default under Aphria’s or its Subsidiaries’ constating documents;

(d)	Aphria’s ownership of its Subsidiaries, and certain matters with respect to the Aphria Subsidiaries;
(e)	“reporting issuer” status of Aphria, the listing on the TSX and the Nasdaq of the Aphria Shares and compliance with the requirements of the TSX and the Nasdaq;

(f)	U.S. Securities Laws matters;
(g)	the Aphria Resolution being the only vote of the Aphria Securityholders necessary to adopt the Arrangement Agreement;
(h)	Aphria and its Subsidiaries’ compliance with Laws and their respective constating documents;
(i)
authorizations obtained by Aphria and its Subsidiaries in connection with carrying on their business; the delivery to Tilray of accurate and complete copies of the Organizational Documents of each Aphria Subsidiary that constitutes a “significant subsidiary” of Aphria;

(j)
that no steps or proceedings have been taken, instituted or are pending for the dissolution, winding-up or liquidation of Aphria or any Aphria Subsidiaries and no board approvals have been given to commence any such proceeding;

(k)	the absence of any voting trust or similar agreement, other than the Aphria Support Agreements;
(l)	Aphria’s timely and accurate filing of public documents;
(m)	the absence of outstanding or unresolved comments with respect to Aphria’s public filings and there being no ongoing review or investigation by the securities commissions, the TSX, or the Nasdaq;
(n)	Aphria’s financial statements and financial reporting controls;
(o)	the absence of undisclosed liabilities;
(p)	litigation matters;
(q)	employment and labour matters;
(r)	Aphria Benefit Plans;
(s)	possession of material permits required by applicable laws;
(t)	material contracts, including the absence of violation or breach of each such contract that would result in an Aphria Material Adverse Effect;
(u)	title to property matters;
(v)	environmental matters;
(w)	taxes;
(x)	Aphria’s insurance matters;
(y)	rights to intellectual property;
(z)	access to information, data privacy, and security;
(aa)	related party transactions;
(bb)	the absence of certain changes or events and the absence of an Aphria Material Adverse Effect;
(cc)	restrictions on business activities;
(dd)	Aphria’s compliance with Laws
(ee)	performance under material contracts;
(ff)	brokers and other expenses;
(gg)	delivery of the Aphria Fairness Opinion;
(hh)	regulatory compliance matters; and
(ii)
that none of the information supplied or to be supplied by or on behalf of Aphria for inclusion or incorporation by reference in this Circular does, at the time this Circular is mailed to Aphria Shareholders, or will, at the time of the Aphria Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein, necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading or necessary to correct any statement of a material fact in any earlier communication with respect to the solicitation of proxies for the Aphria Meeting which has become false or misleading.
The representations and warranties provided by Tilray in favour of Aphria relate to, among other things:
(a)
corporate organization and similar corporate matters, including the qualification to do business under applicable law, corporate standing and corporate power and authority of Tilray to enter into the Arrangement Agreement and perform its obligations thereunder;

(b)	capital structure and equity securities;
(c)
authority and board approval to enter into the Arrangement Agreement, the execution and delivery of the Arrangement Agreement by Tilray, and the performance by it of its obligations thereunder and the completion of the Arrangement not resulting in a violation, conflict or default under Tilray’s or its Subsidiaries’ constating documents;

(d)	Tilray’s ownership of its Subsidiaries and certain matters with respect to the Tilray Subsidiaries;
(e)	reporting issuer status of Tilray, the listing on the Nasdaq of the Tilray Shares and compliance with the requirements of the Nasdaq;
(f)	U.S. Securities Laws matters;
(g)	the Tilray Stockholder Approval being the only vote of the holders of any class or series of Tilray’s capital stock necessary to adopt the Arrangement Agreement;
(h)	Tilray and its Subsidiaries’ compliance with Laws and their respective constating documents;
(i)
authorizations obtained by Tilray and its Subsidiaries in connection with carrying on their business; the delivery to Aphria of accurate and complete copies of the Organizational Documents of Tilray and each Tilray Subsidiary that constitutes a “significant subsidiary” of Tilray;

(j)
that no steps or proceedings have been taken, instituted or are pending for the dissolution, winding-up or liquidation of Tilray or any Tilray Subsidiaries and no board approvals have been given to commence any such proceeding;

(k)	the absence of any voting trust or similar agreement, other than the Tilray Support Agreements;
(l)	Tilray’s timely and accurate filing of public documents;
(m)	the absence of outstanding or unresolved comments with respect to Tilray’s public filings and there being no ongoing review or investigation by a securities authority or stock exchange;
(n)	Tilray’s financial statements and financial reporting controls;
(o)	the absence of undisclosed liabilities;
(p)	litigation matters;
(q)	employment and labour matters;
(r)	Tilray Benefit Plans;
(s)	possession of material permits required by applicable laws;
(t)	material contracts, including the absence of violation or breach of each such contract that would result in a Tilray Material Adverse Effect;
(u)	title to property matters;
(v)	environmental matters;
(w)	taxes;
(x)	Tilray’s insurance matters;

(y)	rights to intellectual property;
(z)	access to information, data privacy and security;
(aa)	related party transactions;
(bb)	the absence of certain changes or events and the absence of a Tilray’s Material Adverse Effect;
(cc)	restrictions on business activities;
(dd)	Tilray’s compliance with Laws;
(ee)	performance under material contracts;
(ff)	brokers and other expenses;
(gg)	delivery of the Tilray Fairness Opinion;
(hh)	regulatory compliance matters; and
(ii)
that none of the information supplied or to be supplied by or on behalf of Tilray for inclusion or incorporation by reference in (a) any registration statement, circular or proxy statement required in connection with the transactions contemplated in the Arrangement Agreement will, at the time such document is filed with the SEC or becomes effective under the U.S. Securities Act or (b) the Tilray Proxy Statement will, at the time the Tilray Proxy Statement is mailed to Tilray Stockholders, or at the time of the Tilray Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein, necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading or necessary to correct any statement of a material fact in any earlier communication with respect to the solicitation of proxies for the Tilray Meeting which has become false or misleading.

The representations and warranties of Aphria and Tilray contained in the Arrangement Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which the Arrangement Agreement is terminated in accordance with its terms. Notwithstanding the termination of the Arrangement Agreement prior to the Effective Time, and the resulting expiration of the representations and warranties, each Party to the Arrangement Agreement may be liable for any damages arising out of willful breach of any provision of the Arrangement Agreement.
Covenants
General
In the Arrangement Agreement, each of Aphria and Tilray has agreed to certain covenants, including customary covenants relating to the operation of their respective businesses in the ordinary course, to use commercially reasonable efforts to satisfy the conditions precedent to their respective obligations under the Arrangement Agreement and the Plan of Arrangement, and to obtain the requisite regulatory approvals set out in the Arrangement Agreement, as described below.
Tilray Interim Covenants Regarding Conduct of Business
The Arrangement Agreement includes a general covenant by Tilray in favour of Aphria that, prior to the earlier of the Effective Time and the termination of the Arrangement Agreement, except as expressly provided for in the Tilray Disclosure Letter, as required by applicable Law, as expressly permitted by the Arrangement Agreement or with the prior written consent of Aphria, Tilray and the Tilray Subsidiaries will (a) conduct the business and operations of Tilray and the Tilray Subsidiaries, taken as a whole, in all material respects in the ordinary course of business, and (b) use commercially reasonable best efforts to preserve intact and maintain the current business organizations and operations of Tilray and the Tilray Subsidiaries, maintain in effect all existing material Tilray Permits, maintain their assets and properties in good working order and condition, ordinary wear and tear excepted, maintain insurance on their tangible assets and businesses in such amounts and against such risks and losses as are currently in effect and maintain their existing relations and goodwill with Governmental Entities, key employees, lessors, suppliers, customers, regulators, distributors, landlords, creditors, licensors, licensees and other Persons having business relationships with them.

Without limiting the generality of the foregoing, and except as expressly provided for in the Tilray Disclosure Letter, as required by applicable Law, as expressly permitted by the Arrangement Agreement or with the prior written consent of Aphria, Tilray has agreed it will not, and will not permit any of the wholly-owned Tilray Subsidiaries to, among other things:
(a)
declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, or other securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of specific events) into or exchangeable for any shares of capital stock of, Tilray or any of the Tilray Subsidiaries; (B) split, combine or reclassify any capital stock of, or other equity interests in, Tilray or any of the Tilray Subsidiaries; (C) acquire any securities other than in connection with the conversion of the Tilray Convertible Senior Notes; or (D) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in or outstanding securities of, Tilray or any of the Tilray Subsidiaries, except as required by the terms of any capital stock or equity interest of any Tilray Subsidiary or as contemplated or permitted by the terms of any Tilray Benefit Plan in effect as of the date hereof (including any award agreement applicable to any Tilray Option or Tilray RSU outstanding on the date of the Arrangement Agreement or issued in accordance with the Arrangement Agreement)

(b)
except for (A) issuances of Tilray Shares in respect of any exercise of Tilray Options and settlement of any Tilray RSUs outstanding on the date of the Arrangement (B) the issuance of Tilray Shares issued pursuant to the exercise of Tilray Options or vesting of Tilray RSUs, in each case, if necessary to effectuate exercise or the withholding of Taxes, (C) the issuance of Tilray Shares issued pursuant to the exercise of Tilray Warrants, (D) the issuance of Tilray Shares issued pursuant to the conversion of Tilray Convertible Senior Notes, (E) transactions solely between or among Tilray and the wholly-owned Tilray Subsidiaries, and (F) issuance of Tilray Options and Tilray RSUs in the ordinary course of business pursuant to the existing Tilray Benefit Plan, issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, (x) any shares of its capital stock or other ownership interest in Tilray or any of the Tilray Subsidiaries, (y) any securities convertible into or exchangeable or exercisable for any such shares or ownership interest and (z) any rights, warrants or options to acquire or with respect to any such shares of capital stock, ownership interest or convertible or exchangeable securities.

(c)
except as required by the terms of any Tilray Benefit Plan or applicable Laws, (A) enter into, adopt or terminate any material Tilray Benefit Plan, other than entering into employment agreements in the ordinary course of business that can be terminated within thirty (30) days without penalty or payment of severance, (B) amend any Tilray Benefit Plan, other than amendments in the ordinary course of business (including, for the avoidance of doubt, annual renewals of welfare benefit plans) that do not materially increase the cost to Tilray of maintaining such Tilray Benefit Plan, (C) increase the compensation or severance payable to any current or former employee or director, except in the ordinary course of business consistent with past practice in respect of compensation of employees whose annual base salary is less than C$100,000 or with a title below Vice President, (D) grant or award, or pay or award, any severance or termination pay, bonuses, retention or incentive compensation, to any current or former employee or director, other than issuance of Tilray Options and Tilray RSUs in the ordinary course of business pursuant to the existing Tilray Benefit Plan, (E) hire or terminate the employment of any employee with an annual base salary greater than or equal to C$100,000 or with a title equal to Vice President or above, other than terminations for cause, (F) recall any laid off or furloughed employees to the workplace, or return any employees to the workplace, other than in compliance with applicable Laws, (G) implement any layoffs, furloughs or reductions in hours with respect to any officers or employees of Tilray or any of the Tilray Subsidiaries, (H) modify, extend or enter into any employment agreements or (I) recognize or certify any unions, employee representative bodies or other labour organizations as the bargaining representative for any employees of Tilray or any of the Tilray Subsidiaries;

(d)	waive the restrictive covenant obligation of any Tilray Employee or any of the Tilray Subsidiaries;
(e)
(A) in the case of Tilray, amend or permit the adoption of any amendment to Tilray’s Organizational Documents, other than the Tilray Charter Amendment, or (B) in the case of any of the Tilray Subsidiaries, except for amendments that would not materially restrict the operation of their businesses, amend or permit the adoption of any amendment to Tilray’s Organizational Documents;

(f)
merge, consolidate, combine or amalgamate with any Person or announce, authorize, propose or recommend any such merger, consolidation, combination or amalgamation (other than the Arrangement) or acquire or agree to acquire any properties, assets, business or any corporation, partnership, association or other business organization or division thereof, in each case other than acquisitions of inventory or other assets in the ordinary course of business or pursuant to existing contracts disclosed in the Tilray Disclosure Letter;

(g)
consummate, authorize, recommend, propose or announce any intention to adopt a plan of complete or partial liquidation or dissolution of Tilray or any of the Tilray Subsidiaries, or a restructuring, recapitalization or other reorganization of Tilray or any of the Tilray Subsidiaries of a similar nature;

(h)	authorize, make or commit to make capital expenditures except to the extent required to repair insured damages or required on an emergency basis;
(i)
sell, lease, exchange or otherwise dispose of, or agree to sell, lease, exchange or otherwise dispose of, any of its assets or properties other than in the ordinary course of business pursuant to a contract listed in the Tilray Disclosure Letter or among Tilray and the wholly-owned Tilray Subsidiaries;

(j)	fail to maintain any material Intellectual Property owned by Tilray or any of the Tilray Subsidiaries, or maintain rights in material Intellectual Property, in the ordinary course of business;
(k)
(A) incur, create or suffer to exist certain Lien, or (B) incur, create, assume or guarantee any Indebtedness other than between or among Tilray and the wholly-owned Tilray Subsidiaries, and guarantees thereof;

(l)	make any pre-payment under an existing Indebtedness;
(m)
other than the settlement of any Actions reflected or reserved against on the Tilray Balance Sheet (or in the notes thereto) for an amount not in excess of such reserve, settle or offer or propose to settle, any Action involving solely the payment of monetary damages by Tilray or any of the Tilray Subsidiaries of any amount exceeding C$5,000,000 in the aggregate;

(n)
change in any material respect any of its financial accounting principles, practices or methods that would materially affect the consolidated assets, liabilities or results of operations of Tilray and the Tilray Subsidiaries;

(o)
(A) enter into any lease for real property or (B) terminate, amend, assign, transfer, modify, supplement, deliver a notice of termination under, fail to renew or waive or accelerate any rights or defer any liabilities under any material Tilray Real Property Lease;

(p)	make, change or rescind any material election relating to Taxes, other than in the ordinary course of business;
(q)
except as expressly permitted in the Arrangement Agreement and other than in the ordinary course of business, enter into or assume any material contract (excluding any Tilray benefit Plan), or terminate, materially amend, assign, transfer, materially modify, materially supplement, deliver a notice of termination under or waive or accelerate any material rights or defer any material liabilities under any Tilray Material Contract (excluding any Tilray Benefit Plan);

(r)	fail to maintain in full force and effect in all material respects, or fail to replace or renew, the insurance policies of Tilray and the Tilray Subsidiaries; or
(s)
take any action, cause any action to be taken, knowingly fail to take any action or knowingly fail to cause any action to be taken, which action or failure to act would prevent or impede, or could reasonably be expected to prevent or impede, the transactions under the Arrangement Agreement from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Aphria Interim Covenants Regarding Conduct of Business
The Arrangement Agreement includes a general covenant by Aphria in favour of Tilray that, prior to the earlier of the Effective Time and the termination of the Arrangement Agreement, except as expressly provided for in the Aphria Disclosure Letter, as required by applicable Law, as expressly permitted by the Arrangement Agreement or with the prior written consent of Aphria, Tilray and the Aphria Subsidiaries shall (a) conduct the business and operations of Aphria and the Aphria Subsidiaries, taken as a whole, in all material respects in the ordinary course of business, and

(b) use commercially reasonable efforts to preserve intact and maintain the current business organizations and operations of Aphria and the Aphria Subsidiaries, maintain in effect all existing material Aphria Permits and maintain their existing relations and goodwill with Governmental Entities, key employees, lessors, suppliers, customers, regulators, distributors, landlords, creditors, licensors, licensees and other Persons having business relationships with them. Notwithstanding the foregoing, neither Aphria nor any of the Aphria Subsidiaries are prohibited from taking commercially reasonable actions required in response to the COVID-19 pandemic.
Without limiting the generality of the foregoing, and except as expressly provided for in the Aphria Disclosure Letter, as required by applicable Law, as expressly permitted by the Arrangement Agreement or with the prior written consent of Tilray, Aphria has agreed it will not, and will not permit any of the wholly-owned Aphria Subsidiaries to, among other things:
(a)
except as provided for in the Aphria Disclosure Letter and declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding share capital of, or other equity interests in, or other securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of specific events) into or exchangeable for any share capital of, Aphria or any of the Aphria Subsidiaries, except for (1) regular quarterly cash dividends payable by Aphria in respect of Aphria Shares and (2) dividends or distributions by a wholly-owned Subsidiary of Aphria to Aphria or another wholly-owned Subsidiary of Aphria; or (B) split, combine or reclassify any share capital of, or other equity interests in, Aphria or any of the Aphria Subsidiaries;

(b)
except as provided for in the Aphria Disclosure Letter and other than for (A) issuances of Aphria Shares in respect of any exercise of Aphria Options and Continuing Aphria Options and settlement of any Aphria RSUs and Continuing Aphria RSUs outstanding on the date of the Arrangement Agreement, (B) the issuance of Aphria Shares issued pursuant to the exercise of Aphria Options or Continuing Aphria Options or vesting of Aphria RSUs or Continuing RSUs, in each case, if necessary to effectuate exercise or the withholding of Taxes, (C) the issuance of Aphria Shares issued pursuant to the exercise of Aphria Warrants, (D) the issuance of Aphria Shares issued pursuant to the conversion of Aphria Convertible Senior Notes, and (E) transactions solely between or among Aphria and its wholly-owned Subsidiaries, issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, (x) any shares or other ownership interest in Aphria or any of the Aphria Subsidiaries, (y) any securities convertible into or exchangeable or exercisable for any such shares or ownership interest and (z) any rights, warrants or options to acquire or with respect to any such shares of capital stock, ownership interest or convertible or exchangeable securities;

(c)
except as provided for in the Aphria Disclosure Letter and other than as required by the terms of any Aphria Benefit Plan, enter into, adopt, amend or terminate any material Aphria Benefit Plan (A) enter into, adopt or terminate any material Aphria Benefit Plan, other than entering into employment agreements in the ordinary course of business that can be terminated within thirty (30) days without penalty or payment of severance, (B) amend any Aphria Benefit Plan, other than amendments in the ordinary course of business (including, for the avoidance of doubt, annual renewals of welfare benefit plans) that do not materially increase the cost to Aphria of maintaining such Aphria Benefit Plan, (C) increase the compensation or severance payable to any current or former employee or director, except in the ordinary course of business consistent with past practice in respect of compensation of employees whose annual base salary is less than C$250,000 or with a title below Vice President, (D) grant or award, or pay or award, any severance or termination pay, bonuses, retention or incentive compensation, to any current or former employee or director, (E) hire or terminate the employment of any employee with an annual base salary greater than or equal to C$250,000 or with a title equal to Vice President or above, other than terminations for cause, (F) recall any laid off or furloughed employees to the workplace, or return any employees to the workplace, other than in compliance with applicable Laws, (G) modify, extend or enter into any employment agreements or (H) recognize or certify any unions, employee representative bodies or other labour organizations as the bargaining representative for any employees of Aphria or any of the Aphria Subsidiaries;

(d)	in the case of Aphria, amend or permit the adoption of any amendment to the Aphria Organizational Documents;
(e)	merge, consolidate, combine or amalgamate with any Person or announce, authorize, propose or recommend any such merger, consolidation, combination or amalgamation (other than the Arrangement) or acquire or agree to acquire any properties, assets, business or any corporation, partnership, association or other business organization or division thereof in each case other than acquisitions of inventory or other assets in the ordinary course of business or pursuant to existing contracts disclosed in the Aphria Disclosure Letter;
(f)
consummate, authorize, recommend, propose or announce any intention to adopt a plan of complete or partial liquidation or dissolution of Aphria or any Aphria Material Subsidiary, or a restructuring, recapitalization or other reorganization of Aphria or any Aphria Material Subsidiary of a similar nature;

(g)
change in any material respect any of its financial accounting principles, practices or methods that would materially affect the consolidated assets, liabilities or results of operations of Aphria and the Aphria Material Subsidiaries;

(h)
fail to maintain in full force and effect in all material respects, or fail to replace or renew, the material insurance policies of Aphria and the Aphria Subsidiaries to the extent commercially reasonable in Aphria’s business judgement in light of prevailing conditions in the insurance market; or

(i)
take any action, cause any action to be taken, knowingly fail to take any action or knowingly fail to cause any action to be taken, which action or failure to act would prevent or impede, or could reasonably be expected to prevent or impede, the transactions under the Arrangement Agreement from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Covenants Relating to the Arrangement
Each of Aphria and Tilray further covenanted, from the date of the Arrangement Agreement until the earlier of the termination date of the Arrangement Agreement and the Effective Time, that, among other things:
(a)
it shall and shall cause its Subsidiaries to, use commercially reasonable efforts to satisfy (or cause the satisfaction of) all of the conditions precedent required to be fulfilled by it in the Arrangement Agreement to the extent the same is within its control and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under all Laws to complete the Arrangement, including using commercially reasonable efforts to promptly:

(i)	obtain all necessary waivers, consents and approvals required from, and provide all required notices to, persons party to loan agreements, leases, licenses and other Contracts or Permits;
(ii)	obtain all necessary Permits as are required to be obtained by it under all Law;
(iii)
defend all lawsuits or other legal, regulatory or other proceedings against it challenging or affecting the Arrangement or the Arrangement Agreement, and oppose, lift or rescind any injunction or restraining order or other order or action seeking to stop, or otherwise adversely affecting, the ability of the Parties to consummate the Arrangement; and

(iv)	cooperate with the other Party in connection with the performance by it and its Subsidiaries of their obligations hereunder;
(b)
it shall not deliberately take any action, refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with the Arrangement Agreement or which would reasonably be expected to materially delay or impede the consummation of the Arrangement, or that will have, or would reasonably be expected to have, the effect of materially delaying, impairing or impeding the granting of the Regulatory Approvals.

Additionally, Tilray has further covenanted and agreed to:
(c)
use commercially reasonable efforts to, prior to the completion of the Arrangement, obtain conditional approval of the listing and posting for trading on Nasdaq of the Consideration Shares, subject only to satisfaction of the customary listing conditions of Nasdaq;

(d)	allot and reserve for issuance a sufficient number of Tilray Shares to meet the obligations of Tilray under the Plan of Arrangement; and
(e)	take such commercially reasonable actions as are necessary to enact the Revised Tilray Organization Documents, in the manner and as directed by Aphria.

Regulatory Approvals
Pursuant to the terms of the Arrangement Agreement, each of Aphria and Tilray shall make all notifications, filings, applications and submissions with Governmental Entities required or advisable in connection with the Regulatory Approvals, including the Required Regulatory Approvals, and shall use its commercially reasonable efforts to obtain as soon as reasonably practicable and maintain the Regulatory Approvals, including the Required Regulatory Approvals.
Additionally, each Party is required to, among other things:
(a)	within 10 Business Days of the Arrangement Agreement, make all required filings of notification and report forms pursuant to the HSR Act;
(b)
cooperate with one another in connection with obtaining the Regulatory Approvals and keeping one another fully informed as to the status of and the processes and proceedings relating to obtaining the Regulatory Approvals and shall promptly notify each other of any material communication from any Governmental Entity in respect of the Arrangement or the Arrangement Agreement;

(c)	respond, as soon as reasonably practicable, to any reasonable requests for information from a Governmental Entity in connection with obtaining a Regulatory Approval;
(d)
not make any submissions or filings to any Governmental Entity related to the transactions contemplated by the Arrangement Agreement, or participate in any meetings or any material conversations with any Governmental Entity in respect of any filings, submissions, investigations or other inquiries or matters related to the transactions contemplated by the Arrangement Agreement, unless it consults with the other Party in advance and, to the extent not precluded by such Governmental Entity, gives the other Party a reasonable opportunity to review drafts of any submissions or filings (and will give due consideration to any comments received from such other Party) and to attend and participate in any communication;

(e)
not acquire, or agree to acquire, any Person or any assets or equity, if the entering into of an agreement relating to or the consummation of such acquisition, merger or consolidation would at the time of entry into such agreement, reasonably be expected to (i) materially increase the likelihood of any Governmental Entity entering an Order prohibiting the consummation of the transactions contemplated by the Arrangement Agreement or (ii) prevent, materially impede or materially delay the receipt of the Required Regulatory Approvals;

(f)
use its commercially reasonable efforts consistent with the terms of the Arrangement Agreement to resolve any objection or proceeding by any Governmental Entity, as the case may be, so as to allow the Effective Time to occur on or prior to the Outside Date; and

(g)
not divest or to offer to divest any of its assets or properties or to agree to any behavioural remedy, undertaking, commitment, or restriction on the operations of Aphria or Tilray in order to secure any Regulatory Approval, including either the Competition Act Approval or the HSR Approval, except with the express consent of both Aphria and Tilray.

Access and Information
Each of Aphria and Tilray have agreed to give the other Party and its Representatives, upon reasonable notice, reasonable access during normal business hours to its and its Subsidiaries’ (a) premises, (b) property and assets (including books and records), (c) contracts and leases, (d) senior personnel and Representatives and (e) such financial and operating data or other information with respect to the assets or business of such Party and its Subsidiaries as the other reasonably requests, all in accordance with the terms of the Arrangement Agreement.
Insurance and Indemnification
The Arrangement Agreement provides that, prior to the Effective Date, Aphria shall, and Tilray may (to the extent determined to be necessary or appropriate by the Tilray Board), purchase customary “tail” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate to the protection provided by the policies maintained by Aphria and its Subsidiaries or Tilray and its Subsidiaries, as applicable, which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date; provided that the cost of such policies will not exceed 300% of the annual premiums currently in effect for such director and officer liability coverage and that if such insurance coverage is unavailable, Tilray will or will cause Aphria and its Subsidiaries or will cause the Tilray Subsidiaries, as applicable, to maintain tail policies with the best available insurance coverage whose cost will not exceed 300% of the annual premiums currently in effect for such director and officer liability coverage.
Tilray will or will cause Aphria and its Subsidiaries or Tilray and its Subsidiaries, as applicable, to, maintain such tail policies in effect without any reduction in scope or coverage for six (6) years from the Effective Date.
Tilray will, from and after the Effective Time, honour all rights to indemnification or exculpation existing as of the date of the Arrangement Agreement in favour of present and former officers and directors of Aphria and its Subsidiaries, including all rights pursuant to the Organizational Documents of such entities and any contractual rights. Tilray has acknowledged that such rights shall survive the completion of the Plan of Arrangement and shall continue in full force and effect.
Supplemental Aphria Note Indenture
Each of Aphria and Tilray have agreed to use their respective reasonable best efforts to cause the Aphria Convertible Senior Notes Supplemental Indenture to be executed and delivered on or prior to the Effective Time.
Tilray Covenants Regarding Convertible Securities
Between the date of the Arrangement Agreement and the Effective Time, Tilray has agreed to:
(a)	cause the Tilray Board not to accelerate the vesting of the Tilray Options, Tilray Warrants, Tilray RSUs or Tilray RSAs;
(b)
take all steps reasonably necessary to cause the Replacement RSUs, Replacement Options and Replacement DSUs to be issued under the Tilray Omnibus Plan, and the Replacement Warrants to be issued, in accordance with the provisions of the Plan of Arrangement; and

(c)	take all steps reasonably required by Aphria to facilitate the registration of:
(i)	the issuance of the Tilray Shares underlying the 2020 Aphria Warrants following the Effective Time;
(ii)	the resale of the Aphria Senior Convertible Notes and the resale of the Tilray Shares underlying the Aphria Senior Convertible Notes following the Effective Time; and
(iii)	the issuance of the Tilray Shares underlying the Replacement Options and the Continuing Aphria Options.
Covenants Regarding Non-Solicitation
Pursuant to the Arrangement Agreement except as provided in the Arrangement Agreement, each of Aphria and Tilray has agreed to not directly or indirectly, through any Representatives, or authorize any Representative to:
(a)
solicit, initiate or knowingly encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of a Party or any Subsidiary) any Acquisition Proposal in respect of such Party or any inquiries, proposals or offers relating to any Acquisition Proposal or that could reasonably be expected to lead to an Acquisition Proposal in respect of such Party;

(b)
enter into, engage in, continue or otherwise participate in any discussions or negotiations with any person (other than the other Party) regarding any Acquisition Proposal in respect of such Party or any inquiries, proposals or offers relating to any Acquisition Proposal or that could reasonably be expected to constitute or lead to an Acquisition Proposal in respect of such Party;

(c)	make a Change In Recommendation; or
(d)
accept, approve, endorse or recommend, execute or enter into, or publicly propose to accept, approve, execute or enter into, any letter of intent, agreement in principle, agreement, arrangement, offer or understanding in respect of an Acquisition Proposal (other than a confidentiality and standstill agreement permitted to be entered into in accordance with the Arrangement Agreement).

Pursuant to the terms of the Arrangement Agreement, each of Aphria and Tilray agreed to, and to cause its Representatives to, immediately cease and terminate, and cause to be terminated, any existing solicitation, encouragement, discussion, negotiation, or other activities commenced prior to the date of the Arrangement Agreement with any person (other than the other Party) with respect to any inquiry, proposal or offer that constitutes or could reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection therewith, each Party agreed to:
(a)
immediately discontinue access to and disclosure of any of its confidential information, including any data room and any confidential information, properties, facilities, books and records of such Party or of any of its Subsidiaries; and

(b)
within two Business Days of the date of the Arrangement Agreement, request and exercise all rights it has under any confidentiality agreement at the date of the Arrangement Agreement related to any Acquisition Proposal, including an Acquisition Proposal made prior to the date of the Arrangement Agreement, (i) the return or destruction of all copies of any confidential information regarding such Party or any of its Subsidiaries provided to any person relating to an Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal and (ii) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding such Party or any of its Subsidiaries.

In the Arrangement Agreement, each Party represented that it had not, as of the date of the Arrangement Agreement and in the 12 months prior to the date of the Arrangement Agreement, waived any confidentiality, standstill, non-disclosure, non-solicitation or similar agreement or restriction to which such Party or any of its Subsidiaries is a party. Each Party further agreed to use commercially reasonable efforts to enforce each confidentiality, standstill, non-disclosure, non-solicitation or similar agreement, restriction or covenant to which it or its Subsidiaries is a party and relates to a potential Acquisition Proposal (including a potential Acquisition Proposal made prior to the date of the Arrangement Agreement) and neither it, nor any of its Subsidiaries have or will, without the prior written consent of the other Party (which may be withheld or delayed in the other Party’s sole and absolute discretion), release any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations, or any of its Subsidiaries, under any such confidentiality, standstill, non-disclosure, non-solicitation or similar agreement to which the Party or any of its Subsidiaries is a party. Notwithstanding the foregoing, the Parties acknowledged and agreed that the automatic termination or release of any such agreement, restriction or covenant in accordance with their terms will not be a violation of the non-solicitation provisions of the Arrangement Agreement.
Each Party further agreed to advise its Representatives of the prohibitions set out in the non-solicitation provisions of the Arrangement Agreement and to advise such Representatives that any violation of the restrictions set forth in the non-solicitation provisions of the Arrangement Agreement by a Party’s Representatives is deemed to be a breach of the non-solicitation provisions of the Arrangement Agreement by such Party.
Notification of Acquisition Proposals
Pursuant to the terms of the Arrangement Agreement, if a Party or any of its Representatives receives an Acquisition Proposal or any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to an Acquisition Proposal after the date of the Arrangement Agreement, or any request for copies of, access to, or disclosure of, confidential information relating to such Party or any Subsidiary in connection with such an Acquisition Proposal, inquiry, proposal or offer, such Party shall as soon as practicable and in any event within 24 hours of the receipt thereof notify the other Party (at first orally and then in writing) of such Acquisition Proposal, inquiry, proposal, offer or request.
Such notice shall include a description of the material terms and conditions of such Acquisition Proposal, inquiry, proposal, offer or request and the identity of all persons making the Acquisition Proposal, inquiry, proposal, offer or request and such Party shall provide the other Party with unredacted copies of all written documents, correspondence or other material received in respect of, from or on behalf of any such person or any other information reasonably necessary to keep the other Party informed in all material respects of the Acquisition Proposal. The Party receiving the Acquisition Proposal, inquiry, proposal, offer or request shall keep the other Party informed on a current basis of the status of material or substantive developments and (to the extent such Party is permitted pursuant to the terms of the Arrangement Agreement to enter into discussions or negotiations regarding any such Acquisition Proposal), the status of discussions and negotiations with respect to any such Acquisition Proposal, inquiry, proposal, offer or request or change thereof and shall provide the other Party with copies of all material or substantive correspondence if in writing or electronic form, and if not in writing or electronic form, a description of the material terms of such correspondence sent or communicated to such Party by or on behalf of any person making any such Acquisition Proposal, inquiry, proposal, offer or request or change thereof.
Responding to an Acquisition Proposal
Notwithstanding any provision of the Arrangement Agreement, if at any time following the date of the Arrangement Agreement and prior to, in the case of Tilray, the approval of the Tilray Resolutions by the Tilray Stockholders, and, in the case of Aphria, the approval of the Aphria Resolution by the Aphria Shareholders, a Party receives an Acquisition Proposal that did not result from a breach of the non-solicitation provisions of the Arrangement Agreement (it being understood that a Party will not be in breach of the non-solicitation provisions of the Arrangement Agreement if such Party or its Representatives contact the Person who has made an Acquisition Proposal for the sole purpose of clarifying the terms and conditions of such Acquisition Proposal), such Party and its Representatives may engage in or participate in discussions or negotiations regarding such Acquisition Proposal, and may provide copies of, access to or disclosure of information, properties, facilities, books or records of such Party or its Subsidiaries to the person or persons making such Acquisition Proposal, if and only if:
(a)
the board of directors of such Party first determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to constitute or lead to a Superior Proposal;

(b)
the person or persons making such Acquisition Proposal was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar restriction with such Party or its Subsidiaries;

(c)	such Party has been, and continues to be, in compliance with its obligations under the non-solicitation provisions of the Arrangement Agreement in all material respects;
(d)
prior to providing any such copies, access, or disclosure, such Party enters into a confidentiality and standstill agreement with the person or persons making such Acquisition Proposal substantially in the same form as the Confidentiality Agreement and which will not contain an exclusivity provision or other term which would restrict in any manner such Party’s ability to consummate the transactions hereunder or to comply with termination of the Arrangement Agreement its disclosure obligations to the other Party hereunder and any such copies, access or disclosure provided to the person or persons making such Acquisition Proposal shall have already been (or will simultaneously be) provided to the other Party; and

(e)
such Party promptly provides the other Party with: (i) written notice stating such Party’s intention to participate in such discussions or negotiations and to provide such copies, access or disclosure; and (ii) prior to providing any such copies, access or disclosure, a true, complete and final executed copy of the confidentiality and standstill agreement, permitted pursuant to the terms of the Arrangement Agreement.

Right to Match
If a Party receives an Acquisition Proposal that constitutes a Superior Proposal (the “Receiving Party”) prior to, in the case of Aphria being the Receiving Party, the approval of the Aphria Resolution by the Aphria Shareholders, and in the case of Tilray being the Receiving Party, the approval of the Tilray Resolutions by the Tilray Stockholders, the Receiving Party may, subject to the terms of the Arrangement Agreement, enter into a definitive agreement with respect to such Superior Proposal, if and only if:
(a)
the person or persons making such Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purposes or similar restriction with the Receiving Party or its Subsidiaries;

(b)
the Receiving Party has delivered to the other Party a written notice of the determination of the Receiving Party’s board of directors that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Receiving Party’s board of directors to enter into such definitive agreement with respect to such Superior Proposal, together with a written notice from the Receiving Party’s board of directors regarding the value (or range of values) in financial terms that the board of directors, in consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under such Superior Proposal (the “Superior Proposal Notice”);

(c)
the Receiving Party has provided the other Party a copy of the proposed definitive agreement for the Superior Proposal and all supporting materials, including any financing documents supplied to a Receiving Party in connection therewith;

(d)
at least five Business Days (the “Matching Period”) have elapsed from the date that is the later of the date on which the other Party received the Superior Proposal Notice and the date on which such other Party received a copy of the definitive agreement and all supporting materials;

(e)
during any Matching Period, such other Party has had the opportunity to offer to amend the Arrangement Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(f)
after the Matching Period, the Receiving Party’s board of directors has determined in good faith, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal (if applicable, compared to the terms of the Arrangement as proposed to be amended by the other Party under the Arrangement Agreement) and that the failure by the board of directors to take such action would be inconsistent with its fiduciary duties; and

(g)
prior to or concurrently with entering into such definitive agreement the Receiving Party terminates the Arrangement Agreement pursuant to the termination provisions of the Arrangement Agreement, and pays the Tilray Termination Amount or the Aphria Termination Amount, as applicable.

During the Matching Period, or such longer period as the Receiving Party may approve in writing for such purpose: (a) the Receiving Party’s board of directors shall review any offer made by the other Party pursuant to the terms of the Arrangement Agreement to amend the terms of the Arrangement Agreement and the Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (b) the Receiving Party shall negotiate, and cause its Representatives to negotiate, in good faith with the other Party to make such amendments to the terms of the Arrangement Agreement and the Arrangement as would enable the other Party to proceed with the transactions contemplated by the Arrangement Agreement on such amended terms. If the Receiving Party’s board of directors determines that such Acquisition Proposal would cease to be a Superior Proposal, the Receiving Party shall promptly so advise the other Party and the Parties shall amend the Arrangement Agreement to reflect such offer made by the other Party, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.
Each successive amendment or modification to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Receiving Party or its shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of the Arrangement Agreement, and the other Party will be afforded a new five Business Day Matching Period from the later of the date on which such other Party received the Superior Proposal Notice and the date on which such other Party received all of the materials with respect to the new Superior Proposal from the Receiving Party.
The Receiving Party’s board of directors shall promptly reaffirm the Aphria Board Recommendation or the Tilray Board Recommendation, as the case may be, by press release after any Acquisition Proposal which is not determined to be a Superior Proposal is publicly announced or the Receiving Party’s board of directors determines that a proposed amendment to the terms of the Arrangement Agreement by the other Party pursuant to the terms of the Arrangement Agreement would result in an Acquisition Proposal no longer being a Superior Proposal. The Receiving Party shall provide the other Party and its outside legal counsel with a reasonable opportunity to review the form and content of any such press release and shall make all reasonable amendments to such press release as requested by the other Party and its counsel.
If the Receiving Party provides a Superior Proposal Notice to the other Party on a date that is less than 10 Business Days before the Aphria Meeting or the Tilray Meeting, as the case may be, the other Party will be entitled to require the Receiving Party to proceed with or adjourn or postpone such Aphria Meeting or Tilray Meeting, as the case may be, in accordance with the terms of the Arrangement Agreement to a date specified by the other Party that is not more than 10 Business Days after the scheduled date of the Aphria Meeting or the Tilray Meeting, as the case may be, provided that in no event shall such adjourned or postponed meeting be held on a date that is less than five Business Days prior to the Outside Date.

Conditions to Completion of the Arrangement
Mutual Conditions
The respective obligations of Aphria and Tilray to implement the Arrangement and complete the transactions contemplated by the Arrangement Agreement are subject to the fulfilment of each of the following conditions precedent on or before the Effective Time, each of which may only be waived, in whole or in part, with the mutual consent of the Parties:
(a)	the Interim Order and the Final Order shall have been obtained on terms consistent with the Arrangement Agreement;
(b)	the Aphria Resolution shall have been passed by the Aphria Shareholders at the Aphria Meeting in accordance with the Interim Order;
(c)	the Tilray Stockholder Approval shall have been obtained at the Tilray Meeting in accordance with Law;
(d)
each of the Required Regulatory Approvals shall have been made, given or obtained, on terms satisfactory to the Parties, each acting reasonably, and each such Required Regulatory Approval shall be in full force and effect;

(e)	the Aphria Convertible Senior Note Supplemental Indenture shall have been entered into;
(f)
the Consideration Shares, Replacement Options, Replacement DSUs, Replacement RSUs and Replacement Warrants to be issued under the Arrangement shall be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof; and

(g)	no Law shall be in effect that makes the completion of the Transaction illegal or otherwise prohibits or enjoins the Parties from completing the Transaction.
Additional Conditions in Favour of Tilray
The obligation of Tilray to complete the Arrangement is subject to the fulfillment of each of the following additional conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of Tilray and may be waived by Tilray, in whole or in part, at any time):
(a)
all covenants of Aphria under the Arrangement Agreement to be performed on or before the Effective Date which have not been waived by Tilray shall have been duly performed by Aphria in all material respects, and Tilray shall have received a certificate of Aphria addressed to Tilray and dated the Effective Date, signed on behalf of Aphria by a senior executive officer of Aphria, confirming the same as at the Effective Date;

(b)
(i) the representations and warranties of Aphria set forth in the capital structure, organization, good standing and qualification and corporate authority and approval provisions of Appendix “C” of the Arrangement Agreement shall be true and correct in all respects as of the date of the Arrangement Agreement and as of the Effective Date as if made on and as of the Effective Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except for such failures to be so true and correct that are de minimis; (ii) the representations and warranties of Aphria with respect to its Subsidiaries shall be true and correct in all material respects (disregarding for such purposes any materiality or Material Adverse Effect qualification contained in any such representation or warranty) as of the date of the Arrangement Agreement and as of the Effective Date as if made on and as of the Effective Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date); and (iii) all other representations and warranties made by Aphria in the Arrangement Agreement shall be true and correct in all respects (disregarding for such purpose any materiality or Material Adverse Effect qualification contained in any such representation or warranty) as of the date of the Arrangement Agreement and as of the Effective Date as if made on and as of the Effective Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except in the case of this clause (iii) where any failure or failures of any such other representations and warranties to be so true and correct would not, individually or in the aggregate, have a Material Adverse Effect in respect of Aphria; and Tilray shall have received a certificate of Aphria addressed to Tilray and dated the Effective Date, signed on behalf of Aphria by a senior executive officer of Aphria, confirming the same as of the Effective Date; and

(c)
since the date of the Arrangement Agreement, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public) any Material Adverse Effect in respect of Aphria.

Additional Conditions in Favour of Aphria
The obligation of Aphria to complete the Arrangement is subject to the fulfillment of each of the following additional conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of Aphria and may be waived by Aphria in whole or in part at any time):
(a)
all covenants of Tilray under the Arrangement Agreement to be performed on or before the Effective Date which have not been waived by Aphria shall have been duly performed by Tilray in all material respects, and Aphria shall have received a certificate of Tilray, addressed to Aphria and dated the Effective Date, signed on behalf of Tilray by a senior executive officer of Tilray, confirming the same as of the Effective Date;

(b)
(i) the representations and warranties of Tilray set forth in the capital structure, organization and qualification, corporate authority and approval provisions of Schedule “C” of the Arrangement Agreement shall be true and correct in all respects as of the date of the Arrangement Agreement and as of the Effective Date as if made on and as of the Effective Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except for such failures to be so true and correct that are de minimis; (ii) the representations and warranties of Tilray with respect to its Subsidiaries shall be true and correct in all material respects (disregarding for such purposes any materiality or Material Adverse Effect qualification contained in any such representation or warranty) as of the date of the Arrangement Agreement and as of the Effective Date as if made on and as of the Effective Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date); and (iii) all other representations and warranties made by Tilray in the Arrangement Agreement shall be true and correct in all respects (disregarding for such purpose any materiality or Material Adverse Effect qualification contained in any such representation or warranty) as of the date of the Arrangement Agreement and as of the Effective Date as if made on and as of the Effective Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except in the case of (iii) where any failure or failures of any such other representations and warranties to be so true and correct would not, individually or in the aggregate, have a Material Adverse Effect in respect of Tilray; and Aphria shall have received a certificate of Tilray addressed to Aphria and dated the Effective Date, signed on behalf of Tilray by a senior executive officer of Tilray, confirming the same as of the Effective Date;

(c)
since the date of the Arrangement Agreement, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public) any Material Adverse Effect in respect of Tilray;

(d)	Tilray shall have complied with its obligations with respect to payment of consideration and the Depositary shall have confirmed receipt of the Consideration Shares contemplated thereby; and
(e)
Aphria shall have received evidence satisfactory to it, acting reasonably, that the actions required to be taken by Tilray pursuant to the governance provisions of the Arrangement Agreement with effect as of and from the Effective Time shall have been taken by Tilray.

Notice and Cure
The Arrangement Agreement provides that each Party will provide the other Party with prompt notice of the occurrence, or failure to occur, until the earlier of the Effective Time or the termination of the Arrangement Agreement, of any event or state of facts which occurrence or failure would, or would reasonably be expected to:
(a)	cause any of the representations or warranties of such Party contained in the Arrangement Agreement to be untrue or inaccurate in any material respect; or
(b)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party under the Arrangement Agreement prior to the Effective Time, in each case, to the extent that such representations, warranties and covenants, would not be capable of being satisfied at any time from the date of the Arrangement Agreement until the Effective Date.

Aphria and Tilray may not exercise their respective rights to terminate the Arrangement Agreement, pursuant to the terms of the Arrangement Agreement, due to such breach of representation or warranty or failure to perform such covenant, as applicable, unless the Party intending to rely on such termination provisions has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfilment of the applicable condition or for the applicable termination right, as the case may be. If any such notice is delivered, provided that a Party is proceeding diligently to cure such matter and such matter is capable of being cured, no Party may terminate the Arrangement Agreement until the earlier of (a) the Outside Date and (b) the date that is ten Business Days from such notice, and then only if such matter has not been cured by such date. If such notice has been delivered prior to the making of the application for the Final Order or the Aphria Meeting or the Tilray Meeting, such application and/or meetings shall be postponed, if and to the extent necessary, until the expiry of such period.
Amendment and Waiver
The Arrangement Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Aphria Meeting and the Tilray Meeting but not later than the Effective Time, be amended by mutual written agreement of Aphria and Tilray, subject to the Interim Order and the Final Order, and applicable Laws.
Termination
Pursuant to the terms thereof, the Arrangement Agreement may be terminated at any time prior to the Effective Time:
(a)	by mutual written agreement of Aphria and Tilray;
(b)	by either Party, if:
(i)
the Effective Date shall not have occurred on or before the Outside Date, provided that this right to terminate cannot be exercised by a Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under the Arrangement Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by such Outside Date;

(ii)
after the date of the Arrangement Agreement, there shall be enacted or made any applicable Law or Order that makes consummation of the Arrangement illegal or otherwise prohibits or enjoins Aphria or Tilray from consummating the Arrangement and such Law or Order shall have become final and non-appealable, provided the Party seeking to terminate the Arrangement Agreement has used commercially reasonable efforts to appeal or overturn any such Law or Order pursuant to the Arrangement Agreement and is not otherwise in material breach of the Arrangement Agreement;

(iii)	the Aphria Resolution shall not have been passed by the Aphria Shareholders at the Aphria Meeting in accordance with the Interim Order;
(iv)	the Tilray Resolutions shall not have been passed by the Tilray Stockholders at the Tilray Meeting in accordance with applicable Law; or
(c)	by Tilray, if:
(i)
the Aphria Board (or any committee thereof) (A) fails to unanimously recommend or withdraws, amends, modifies or qualifies (or proposes publicly to withdraw, amend, modify or qualify), in a manner adverse to Tilray, the Aphria Board Recommendation, (B) accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend an Acquisition Proposal or takes no position or remains neutral, in each case, with respect to a publicly announced or otherwise publicly disclosed Acquisition Proposal for more than five Business Days (or beyond the third Business Day prior to the Aphria Meeting, if sooner), (C) accepts, approves, executes or enters into, or causes Aphria or any of its Subsidiaries to accept, approve, execute or enter into, or publicly proposes to accept, approve, execute or enter into, or to cause Aphria or any of its Subsidiaries to accept, approve, execute or enter into, any agreement, letter of intent, agreement in principle, agreement, arrangement or understanding in respect of an Acquisition Proposal (other than a confidentiality and standstill agreement contemplated under the provisions of the Arrangement Agreement that permit a party to respond to an Acquisition Proposal), (D) fails to affirm publicly and without qualification the Aphria Board Recommendation within five (5) Business Days following the public announcement of an Acquisition Proposal in respect of Aphria and the written request by Tilray to provide such reaffirmation, provided that if such request is made fewer than five (5) Business Days prior to the Aphria Meeting, then, notwithstanding the foregoing, the Aphria Board in receipt of such request shall have to make such affirmation as soon as practicable prior to the Aphria Meeting, it being further agreed that no such request for such affirmation shall be made except once per publicly announced Acquisition Proposal or material modification of such Acquisition Proposal, or (E) resolves to take any of the prohibited actions above (each, being an “Aphria Change in Recommendation”);
(ii)
prior to the approval by the Tilray Stockholders of the Tilray Resolutions, the Tilray Board authorizes Tilray to enter into a written agreement (other than a confidentiality agreement permitted by and in accordance with the provisions of the Arrangement Agreement allowing a Party to respond to an Acquisition Proposal) with respect to a Superior Proposal, provided that the other Party has been provided a right to match such Superior Proposal in accordance with the provisions of the Arrangement Agreement, and further provided Tilray is then in compliance with the non-solicitation provisions of the Arrangement Agreement in all material respects and that prior to or concurrent with such termination Tilray pays the Tilray Termination Amount;

(iii)
a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Aphria under the Arrangement Agreement occurs that would cause the conditions precedent of the Arrangement Agreement in favour of Tilray that relate to the accuracy of Aphria’s representations and warranties or Aphria’s compliance with its covenants not to be satisfied, and such breach or failure to comply is incapable of being cured on or prior to the Outside Date or is not cured in accordance with the terms of the notice and cure provisions of the Arrangement Agreement, provided that any Willful Breach shall be deemed incapable of being cured; provided that Tilray is not then in breach of the Arrangement Agreement so as to cause the conditions precedent in the Arrangement Agreement in favour of Aphria that relate to the accuracy of Tilray’s representations and warranties and Tilray’s compliance with their covenants not to be satisfied;

(iv)	Aphria breaches the non-solicitation provisions of the Arrangement Agreement in any material respect; or
(v)	after the date of the Arrangement Agreement, there shall occur or be disclosed to the public (if previously undisclosed to the public) any Material Adverse Effect in respect of Aphria; or
(d)	by Aphria, if:
(i)
the Tilray Board (or any committee thereof) (A) fails to unanimously recommend or withdraws, amends, modifies or qualifies (or proposes publicly to withdraw, amend, modify or qualify), in a manner adverse to Aphria, the Tilray Board Recommendation, (B) accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend an Acquisition Proposal or takes no position or remains neutral, in each case, with respect to a publicly announced or otherwise publicly disclosed Acquisition Proposal for more than five Business Days (or beyond the third Business Day prior to the Aphria Meeting, if sooner), (C) accepts, approves, executes or enters into, or causes Tilray or any of its Subsidiaries to accept, approve, execute or enter into, or publicly proposes to accept, approve, execute or enter into, or to cause Tilray or any of its Subsidiaries to accept, approve, execute or enter into, any agreement, letter of intent, agreement in principle, agreement, arrangement or understanding in respect of an Acquisition Proposal (other than a confidentiality and standstill agreement contemplated under the provisions of the Arrangement Agreement that permit a Party to respond to an Acquisition Proposal), (D) fails to affirm publicly and without qualification the Tilray Board Recommendation within five (5) Business Days following the public announcement of any Acquisition Proposal in respect of Tilray and the written request by Aphria to provide such reaffirmation, provided that if such request is made fewer than five (5) Business Days prior to the Tilray Meeting, then, notwithstanding the foregoing, the Aphria Board in receipt of such request shall have make such affirmation as soon as practicable prior to the Tilray Meeting, it being further agreed that no such request for such affirmation shall be made except once per publicly announced Acquisition Proposal or material modification of such Acquisition Proposal, or (E) resolves to take any of the prohibited actions above (each, being an “Tilray Change in Recommendation”);

(ii)
prior to the approval by the Aphria Shareholders of the Aphria Resolution, the Aphria Board authorizes Aphria to enter into a written agreement (other than a confidentiality agreement permitted by and in accordance with the provisions of the Arrangement Agreement allowing a Party to respond to an Acquisition Proposal) with respect to a Superior Proposal, provided that the other Party has been provided a right to match such Superior Proposal in accordance with the provisions of the Arrangement Agreement, and further provided that Aphria is then in compliance with the non-solicitation provisions of the Arrangement Agreement in all material respects and that prior to or concurrent with such termination Aphria pays the Aphria Termination Amount;

(iii)
a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Tilray under the Arrangement Agreement occurs that would cause the conditions precedent of the Arrangement Agreement in favour of Aphria that relate to the accuracy of Tilray’s representations and warranties or Tilray’s compliance with its covenants not to be satisfied, and such breach or failure to comply is incapable of being cured on or prior to the Outside Date or is not cured in accordance with the terms of the notice and cure provisions of the Arrangement Agreement, provided that any Willful Breach shall be deemed incapable of being cured; provided that Aphria is not then in breach of the Arrangement Agreement so as to cause the conditions precedent in the Arrangement Agreement in favour of Tilray that relate to the accuracy of Aphria’s representations and warranties, and Aphria’s compliance with their covenants not to be satisfied;

(iv)	Tilray breaches the non-solicitation provisions of the Arrangement Agreement in any material respect; or
(v)	after the date of the Arrangement Agreement, there shall occur or be disclosed to the public (if previously undisclosed to the public) any Material Adverse Effect in respect of Tilray.
Termination Amounts
Under the Arrangement Agreement, Tilray shall be entitled to the Aphria Termination Amount upon the occurrence of any of the following events (each a “Aphria Termination Amount Event”) which shall be paid by Aphria to Tilray, in consideration for the disposition of Tilray’s rights under the Arrangement Agreement, within the time specified below in respect of each such Aphria Termination Amount Event:
(a)
the Arrangement Agreement is terminated by Tilray as a result of an Aphria Change in Recommendation or a material breach by Aphria of the non-solicitation provisions of the Arrangement Agreement, in which case the Aphria Termination Amount shall be paid on the second Business Day following such termination; or

(b)
the Arrangement Agreement is terminated by Aphria as a result of Aphria entering into a written agreement with respect to a Superior Proposal, in which case the Aphria Termination Amount shall be paid prior to or concurrent with such termination; or

(c)
the Arrangement Agreement is terminated by either Party as a result of the Aphria Resolution not being passed by the Aphria Shareholders or is terminated by Tilray as a result of the conditions precedent of the Arrangement Agreement in favour of Tilray that relate to the accuracy of Aphria’s representations and warranties and Aphria’s compliance with its covenants not being satisfied, on the basis of a Wilful Breach but only if,

(i)
prior to such termination, an Acquisition Proposal in respect of Aphria is publicly announced or otherwise publicly disclosed by any person or persons (other than Tilray and its Subsidiaries) or any person or persons (other than Tilray or any of its Subsidiaries) shall have publicly announced an intention to make an Acquisition Proposal in respect of Aphria; and

(ii)
within 12 months following the date of such termination, (1) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) with respect to Aphria is consummated or (2) Aphria or one or more of its Subsidiaries, directly or indirectly, in one or more transactions, enters into a Contract in respect of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) and such Acquisition Proposal is later consummated (whether or not within 12 months after such termination), in which case the Aphria Termination Amount shall be payable on or prior to consummation of the applicable transaction referred to therein. For purposes of the Aphria Termination Amount Event described in paragraph (c) above, the term “Acquisition Proposal” shall have the meaning ascribed thereto in Appendix “M” to this Circular, except that the references to “20%” in that term shall be deemed to be references to “50%”.
Aphria shall be entitled to the Tilray Termination Amount upon the occurrence of any of the following events (each an “Tilray Termination Amount Event”) which shall be paid by Tilray to Aphria, in consideration for the disposition of Aphria’s rights under the Arrangement Agreement, within the time specified below in respect of each such Tilray Termination Amount Event:
(a)
the Arrangement Agreement is terminated by Aphria as a result of a Tilray Change in Recommendation or a material breach by Tilray of the non-solicitation provisions, in which case the Tilray Termination Amount shall be paid on the second Business Day following such termination; or

(b)
the Arrangement Agreement is terminated by Tilray as a result of Tilray entering into a written agreement with respect to a Superior Proposal, in which case the Tilray Termination Amount shall be paid prior to or concurrent with such termination; or

(c)
the Arrangement Agreement is terminated by either Party as a result of the Tilray Resolution not being passed by the Tilray Stockholders or is terminated by Aphria as a result of the conditions precedent of the Arrangement Agreement in favour of Aphria that relate to the accuracy of Tilray’s representations and warranties and Tilray’s compliance with its covenants not being satisfied, on the basis of a Willful Breach but only if,

(i)
prior to such termination, an Acquisition Proposal in respect of Tilray is publicly announced or otherwise publicly disclosed by any person or persons (other than Aphria and its Subsidiaries) or any person or persons (other than Aphria or any of its Subsidiaries) shall have publicly announced an intention to make an Acquisition Proposal in respect of Tilray; and

(ii)
within 12 months following the date of such termination, (1) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) with respect to Tilray is consummated or (2) Tilray or one or more of its Subsidiaries, directly or indirectly, in one or more transactions, enters into a Contract in respect of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) and such Acquisition Proposal is later consummated (whether or not within 12 months after such termination), in which case the Tilray Termination Amount shall be payable on or prior to consummation of the applicable transaction referred to therein. For purposes of the Tilray Termination Amount Event described in paragraph (c) above, the term “Acquisition Proposal” shall have the meaning ascribed thereto in the Appendix “M” to this Circular, except that the references to “20%” in that term shall be deemed to be references to “50%”.
In the event that a termination fee is paid pursuant to the terms of the Arrangement Agreement, the Party to whom such fee is paid shall be precluded from any other remedy against the other Party at law or in equity or otherwise, and in any such case, it shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the Party who has paid such fee or any of its Subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates in connection with the Arrangement Agreement or the transactions contemplated therein. Notwithstanding the foregoing, either Party may seek injunctive relief to restrain any breach or threatened breach by the other Party of the covenants and agreements set forth in the Arrangement Agreement, or otherwise may obtain specific performance by such other Party of any such covenants or agreements.
Fees and Expenses
Except as otherwise provided in the Arrangement Agreement, each Party will pay all fees, costs and expenses incurred by such Party in connection with the Arrangement Agreement and the Arrangement. The Parties will share equally any filing fees and applicable Taxes payable for or in respect of any application, notification or other filing made in respect of any regulatory process in respect of the transactions contemplated by the Arrangement.
In the event the Arrangement Agreement is terminated by either Aphria or Tilray as a result of the Tilray Stockholder Approval not being obtained, Tilray will pay to Aphria, its Transaction Expenses (unless the Tilray Termination Amount is otherwise payable pursuant to the Arrangement Agreement), in which case the Aphria’s Transaction

Expenses will be paid no later than the second Business Day following such termination; provided that if Aphria also fails to obtain approval of the Aphria Resolution, Aphria’s Transaction Expenses shall not be payable by Tilray.
In the event the Arrangement Agreement is terminated by either Aphria or Tilray as a result of the Aphria Shareholder Approval not being obtained, Aphria will pay to Tilray, its Transaction Expenses unless the Aphria Termination Amount is otherwise payable pursuant to the Arrangement Agreement), in which case the Tilray’s Transaction Expenses will be paid no later than the second Business Day following such termination; provided that if Tilray also fails to obtain approval of the Tilray Resolutions, Tilray’s Transaction Expenses shall not be payable by Aphria.
Governing Law
The Arrangement Agreement is governed, including as to validity, interpretation and effect, by the Laws of the Province of Ontario and the Laws of Canada applicable therein. Each of Aphria and Tilray has irrevocably attorned to the non-exclusive jurisdiction of the courts of the Province of Ontario situated in the City of Toronto in respect of all matters arising under and in relation to the Arrangement Agreement and the Arrangement and has waived objection to venue of any proceeding in such court or that such court provides an inconvenient forum.

GOVERNANCE AND MANAGEMENT OF THE COMBINED COMPANY
This section of the Circular describes the material governance and management arrangements that will apply to the Combined Company upon completion of the Arrangement. You should read the complete Tilray Organizational Documents, the applicable provisions of the Delaware Law, and the text of the Tilray Charter Amendment to become effective upon completion of the Arrangement, which is attached as Appendix “F” to this Circular, in conjunction with this summary. This information may not be complete in all respects and is qualified entirely by reference to the provisions of the Tilray Organizational Documents Delaware Law and the Tilray Charter Amendment. For information on how to obtain copies of the Tilray Organizational Documents, see “Additional Information Concerning Tilray and Documents Incorporated by Reference by Tilray”. A summary of the material differences between the Tilray Organizational Documents and the existing certificate of incorporation and bylaws of Aphria is set forth below under “Comparison of Rights of Aphria Shareholders, and Tilray Stockholders” in Appendix “J” to this Circular.
Board of Directors of the Combined Company
The Arrangement Agreement provides that the Combined Company’s board of directors will consist of nine directors comprised of:
•	seven directors from the current Aphria Board;
•	the current Tilray Chief Executive Officer; and
•
one director to be designated by the existing Tilray Board who shall be a Canadian citizen or qualifying permanent resident and shall have applied to obtain security clearances as required by applicable Law (together with the Tilray Chief Executive Officer, the “Tilray Nominees”).

Immediately after the Effective Time, no less than two-thirds of the board of directors of the Combined Company shall be either (i) Canadian citizens or (ii) permanent residents of Canada within the meaning of subsection 2(1) of the Immigration and Refugee Protection Act who have been ordinarily resident in Canada for not more than one year after the time at which they first became eligible to apply for Canadian citizenship.
In connection with Tilray’s 2022 annual meeting of shareholders, the Tilray Nominees, acting together, shall be entitled to designate one additional director to the board of directors of the Combined Company; provided, however that any such nominee shall be acceptable to the board of directors of the Combined Company in its reasonable discretion. The designee shall be nominated for election by the board of directors of the Combined Company and put to a vote of Tilray Stockholders at such annual meeting.
We currently anticipate that the following individuals will serve on the initial Combined Company’s board of directors:
Name	Age	Business Experience, Public Company Directorships Held
Irwin D. Simon	62
Chief Executive Officer. Irwin D. Simon is a business executive who founded The Hain Celestial Group, Inc., a leading organic and natural products company in 1993. As Founder, President, Chief Executive Officer and Chairman, Mr. Simon led the Hain Celestial Group for more than 25 years and grew the business to $3 billion in net sales with operations in North America, Europe, Asia, and the Middle East. Mr. Simon has more than 30 years of business experience spanning many domestic and international leadership and operating roles.

		Mr. Simon is currently a director of MDC Partners Inc. and Whole Earth Brands Inc.

Renah Persofsky	62
Renah Persofsky has over 40 years of business experience. She presently serves as the Board Chair for BookJane, an innovative technology platform that enhances the opportunity of the gig economy in the healthcare space, and as the Board Chair of Green Gruff, a start-up that produces organic and sustainable dog supplements. Ms. Persofsky also acts as an executive consultant at CIBC where she advises the bank on strategy and oversees the execution of high profile initiatives. She has been an executive consultant to many iconic brands including Tim Hortons, Canadian Tire, Canada Post and Interac, and was an executive officer of the Bank of Montreal. Ms. Persofsky is a global leader in e-commerce and has co-chaired the Canadian Minister’s Advisory Committee on Electronic Commerce, as well as served as a special advisor to the Minister of Foreign Affairs and Trade.

		Ms. Persofsky is currently a director of Hydrofarm Holdings Group Inc.

Name	Age	Business Experience, Public Company Directorships Held
Jodi Butts	48
A lawyer by trade and an entrepreneur at heart, Jodi L.H. Butts is a mission-oriented executive with a strong track record in driving positive change and growth within leading organizations. Previously, Ms. Butts served as Chief Executive Officer of Rise Asset Development and Senior Vice-President of Operations and Redevelopment at Mount Sinai Hospital. Ms. Butts brings significant governance experience as she currently serves as an independent member of the Board of Directors of Canada Goose Inc.; a member of the Board of Directors of Dot Health; a member of the Board of Governors and Audit Committee of the University of Windsor; and Chair of the Walrus Foundation Board of Directors. She also holds several advisory roles including with Bayshore Home Healthcare and the Canadian Centre for the Purpose of the Corporation.

		Ms. Butts is currently a director of Canada Goose Holdings Inc.

John M. Herhalt	63
John M. Herhalt is a FCPA (FCA) and a retired partner from KPMG and has over 40 years of experience. He has worked across several industry sectors including automotive manufacturing, consumer products, infrastructure, power and utilities, and the public sector. During his time with KPMG, Mr. Herhalt served as Canada’s national advisory leader, national public sector leader, and KPMG International’s global head of infrastructure, government, and health care sectors providing subject matter advice and support to various KPMG member firms and their clients on a variety of projects in the Americas, Europe, Middle East, and Asia. After retiring from KPMG, Mr. Herhalt has continued to provide management consulting services on a part-time basis and serves as a director on several boards.

		Mr. Herhalt is not a director of any other public company board.

David Hopkinson	49
An accomplished executive with more than 25 years of diverse sports industry experience, Mr. Hopkinson is Executive Vice President of Madison Square Garden Sports and President of Team Business Operations for MSG’s portfolio of teams which include the New York Knicks (NBA), New York Rangers (NHL) and esports businesses Counter Logic Gaming and Knicks Gaming. Prior to joining MSG Sports, David served as Global Head of Partnerships for Real Madrid Club de Futbol in Madrid, Spain from 2018 to 2020. Mr. Hopkinson spent over 20 years with Maple Leaf Sports and Entertainment (MLSE) in Toronto, Canada and in his last role with MLSE, he served as Chief Commercial Officer, responsible for all revenue generation across MLSE’s teams; the Toronto Maple Leafs (NHL), Toronto Raptors (NBA) and Toronto FC (MLS). David has served on the Chancellor’s Advisory Committee at McGill University in Montreal, Canada as well as the Board of Directors of Canada Basketball and Board of Directors of Canada’s Walk of Fame. In 2013, he was awarded the Queen Elizabeth II Diamond Jubilee Medal in recognition of his Service to Canada.

		Mr. Hopkinson is not a director of any other public company board.

Tom Looney	57
Tom Looney is the former President of Diageo US Spirits & Canada. In this position Mr. Looney maintained full responsibility for the growth and development of the company’s spirits business in the United States & Canada including brands such as Smirnoff, Crown Royal, Baileys, Johnnie Walker, Captain Morgan, and Ketel One. Mr. Looney was also a member of Diageo’s North American Executive Team. Previously, Mr. Looney held the position of President, Diageo Beer Company overseeing US sales, finance, marketing, and innovation teams.

		Mr. Looney is not a director of any other public company board.

Walter Robb	66
Walter Robb is the former Co-Chief Executive Officer of Whole Foods Market and brings to Aphria a long and varied entrepreneurial history ranging from natural food retailer to farmer to consultant. Mr. Robb joined Whole Foods Market in 1991 and in

Name	Age	Business Experience, Public Company Directorships Held

2010 was named co-Chief Executive Officer, at which time he joined the Whole Foods Market board of directors. He is a passionate advocate for greater food access in underserved communities and founded the Whole Kids Foundation during his tenure as Co-CEO. In 2017, Mr. Robb transitioned his leadership focus to mentoring and supporting the next generation of entrepreneurs through the creation of Stonewall Robb Advisors. Mr. Robb is an Executive in Residence at S2G Ventures and serves on the Board of Directors for Union Square Hospitality Group, The Container Store, FoodMaven, Hungry, HeatGenie and Apeel Sciences

		Mr. Robb is currently a director of The Container Store Group Incorporated.

Brendan Kennedy	48
Brendan Kennedy has served as Tilray’s President and Chief Executive Officer and member of Tilray’s Board since January 2018. Mr. Kennedy has also served as a member of the board of directors and Chief Executive Officer of Tilray Canada, Ltd., Tilray’s Canadian subsidiary, since 2016. Mr. Kennedy served as the Executive Chairman and member of the board of directors of Privateer Holdings, Inc., a private investment firm focused exclusively on the cannabis industry, beginning October 2011 until December 2019. Mr. Kennedy also served as Chief Executive Officer of Privateer Holdings from its founding until June 2018. Prior to founding Privateer Holdings, Mr. Kennedy served as the Chief Operating Officer of Silicon Valley Bank Analytics from 2010 to 2011 and Managing Director from 2006 to 2010. Mr. Kennedy holds a BA from the University of California, Berkeley, an MS in Engineering from the University of Washington and an MBA from the Yale School of Management.

Other Board Matters
Irwin D. Simon will serve as the chairman of the Combined Company’s board of directors. In that capacity, Mr. Simon will preside at all meetings of the board of directors and of the shareholders at which he is present.
Officers of the Combined Company
The Chief Executive Officer of the Combined Company will be Irwin D. Simon. The remaining officers and the management team of the Combined Company will be determined in the coming weeks and are expected to be comprised of individuals from the current management team of Aphria and Tilray.
AMENDMENT TO TILRAY’S ORGANIZATIONAL DOCUMENTS
On February 19, 2021, the Tilray Board approved and declared advisable, the adoption of the Tilray Charter Amendment in the form attached to this Circular as Appendix “F”, as required by the Arrangement Agreement.
Pursuant to the Tilray Charter Amendment, the authorized capital stock of the Tilray will increase from 743,333,333 shares to 900,000,000 shares, consisting of 890,000,000 shares of Class 2 common stock (as increased from 733,333,333 shares of common stock under the Current Tilray Charter), par value $0.0001 per share, and 10,000,000 shares of preferred stock (which remains unchanged from the Current Tilray Charter), par value $0.0001 per share.
You should read the complete text of Tilray’s existing Organizational Documents and Tilray Charter Amendment, which is attached as Appendix “F” to this Circular and incorporated into this Circular by reference. For information on how to obtain copies of the Tilray existing Organizational Documents, see “Additional Information Concerning Tilray and Documents Incorporated by Reference by Tilray”.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations under the Tax Act in respect of the Arrangement that are generally applicable to a beneficial owner of Aphria Shares who at all relevant times and for purposes of the Tax Act: (a) deals at arm’s length with Aphria and Tilray; (b) is not and will not be affiliated with Aphria or Tilray; and (c) holds Aphria Shares and will hold Tilray Shares received pursuant to the Arrangement as capital property (each such owner in this section, a “Holder”).
The Aphria Shares and Tilray Shares generally will be considered capital property to a Holder for purposes of the Tax Act unless the Holder holds such shares in the course of carrying on a business of buying and selling securities or the Holder has acquired or holds such shares in a transaction or transactions considered to be an adventure or concern in the nature of trade.
This summary is not applicable to a holder of Aphria Options, Aphria RSUs, Aphria DSUs, Aphria Warrants, Convertible Senior Notes or other conversion or exchange rights to acquire Aphria Shares, and the tax considerations relevant to such holders are not discussed herein. Any such Persons referenced above should consult their own tax advisor with respect to the tax consequences of the Arrangement.
In addition, this summary is not applicable to a Holder: (a) that is a “financial institution” (as defined in the Tax Act for the purposes of the “mark-to-market rules”); (b) that is a “specified financial institution” (as defined in the Tax Act); (c) an interest in which is a “tax shelter investment” (as defined in the Tax Act); (d) that reports its “Canadian tax results” (as defined in the Tax Act) in a currency other than Canadian currency; (e) with respect to whom Tilray is or will be a “foreign affiliate” within the meaning of the Tax Act; (f) who acquired Aphria Shares under the Aphria Omnibus Incentive Plan or other equity based employment compensation arrangement; or (g) that has entered into or will enter into a “synthetic disposition agreement”, or a “derivative forward agreement”, as defined in the Tax Act with respect to Aphria Shares or Tilray Shares. Such Holders should consult their own tax advisors.
This summary is based on the current provisions of the Tax Act in force as of the date hereof and an understanding of the published administrative policies and assessing practices of the Canada Revenue Agency (“CRA”) publicly available prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that the Proposed Amendments will be enacted in the form proposed. No assurance can be given that the Proposed Amendments will be enacted in the form proposed, or at all. Except for the Proposed Amendments, this summary does not otherwise take into account or anticipate any other changes in Law, whether by judicial, governmental or legislative decision or action or changes in the administrative policies or assessing practices of the CRA, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ from the Canadian federal income tax considerations discussed below.
This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations. This summary is not, and should not be construed as, legal, business or tax advice to any particular Holder and no representation with respect to the tax consequences to any particular Holder is made. Accordingly, all Holders should consult their own tax advisors regarding the Canadian federal income tax consequences of the Arrangement applicable to their particular circumstances, and any other consequences to them of such transactions under Canadian federal, provincial, local and foreign tax Laws.
Currency Conversion
Subject to certain exceptions that are not discussed herein, for the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of securities (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars, generally based on the Bank of Canada exchange rate on the date such amounts arise or such other relevant rate of exchange required under the Tax Act.
Holders Resident in Canada
This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the application of the Tax Act and any applicable income tax treaty: (i) is, or is deemed to be, resident in Canada; and (ii) is not exempt from tax under Part I of the Tax Act (a “Resident Holder”).
Additional considerations, not discussed herein, may be applicable to a Resident Holder that is a corporation whose investment in a non-resident corporation as part of a transaction or event or series of transactions or events that includes the acquisition of Tilray Shares is subject to the foreign affiliate dumping rules in section 212.3 of the Tax Act. Such Resident Holders should consult their tax advisors with respect to the consequences of acquiring Tilray Shares.
Certain Resident Holders whose Aphria Shares might not otherwise qualify as capital property may, in certain circumstances, be eligible to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Aphria Shares (but not Tilray Shares), and every other “Canadian security” (as defined in the Tax Act) owned by such Resident Holder in the taxation year in which the election is made and in all subsequent taxation years, be deemed to be capital property. Resident Holders should consult their own tax advisors as to whether they hold or will hold their Aphria Shares and Tilray Shares as capital property and whether such election can or should be made in respect of their Aphria Shares.
Disposition of Aphria Shares Pursuant to the Arrangement
A Resident Holder (other than a Resident Dissenter) who exchanges Aphria Shares for Tilray Shares under the Arrangement will be considered to have disposed of each Aphria Share for proceeds of disposition equal to the aggregate fair market value at the Effective Time of the Consideration Shares received by the Resident Holder. As a result, the Resident Holder will generally realize a capital gain (or a capital loss) to the extent that such proceeds of disposition exceed (or are less than) the aggregate of the Resident Holder’s adjusted cost base of the Aphria Share immediately before the time of disposition and any reasonable costs of disposition. For a description of the tax treatment of capital gains and capital losses see “Taxation of Capital Gains and Capital Losses” below.
The cost to a Resident Holder of each Consideration Share acquired under the Arrangement will be equal to the fair market value of such Consideration Share at the time of acquisition. For the purpose of determining the adjusted cost base of such Consideration Share to a Resident Holder, the cost of the newly acquired Consideration Share will be averaged with the adjusted cost base of all Tilray Shares owned by the Resident Holder as capital property immediately before that acquisition.
Dividends on Tilray Shares
A Resident Holder will be required to include in computing income for a taxation year the amount of dividends, if any, received or deemed to be received in respect of Tilray Shares, including amounts withheld for U.S. withholding tax, if any. For individuals (including a trust), such dividends will not be subject to the gross-up and dividend tax credit rules under the Tax Act normally applicable to taxable dividends received by an individual from a taxable Canadian corporation. A Resident Holder that is a corporation will generally not be entitled to deduct the amount of such dividends in computing its taxable income.
Subject to the detailed rules in the Tax Act, a Resident Holder may be entitled to a foreign tax credit or deduction for any U.S. withholding tax paid with respect to dividends received by the Resident Holder on the Tilray Shares. Resident Holders should consult their own tax advisors with respect to the availability of a foreign tax credit or deduction having regard to their own particular circumstances.
Disposition of Tilray Shares
A Resident Holder that disposes of, or is deemed to dispose of, a Tilray Share in a taxation year will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Tilray Share exceeds (or is exceeded by) the aggregate of the Resident Holder’s adjusted cost base of such Tilray Share immediately before the disposition and any reasonable costs of disposition. For a description of the tax treatment of capital gains and capital losses see “Taxation of Capital Gains and Capital Losses” below.
Taxation of Capital Gains and Capital Losses
Generally, a Resident Holder will be required to include in computing income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in that year. A Resident Holder will generally be entitled to deduct one half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Holder in that taxation year (subject to and in accordance with rules contained in the Tax Act). Allowable capital losses in excess of taxable capital gains for a taxation year may be carried back to any of the three preceding taxation years or carried forward to any subsequent taxation year and deducted against net taxable capital gains realized in such years to the extent and under the circumstances specified by the Tax Act.

A capital loss realized on the disposition of Aphria Shares by a Resident Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by the corporation on such shares (or on a share for which such share is substituted or exchanged) to the extent and under the circumstances specified by the Tax Act. Similar rules may apply where shares are owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Holders to whom these rules may be relevant should consult their own advisors.
A capital gain realized by a Resident Holder who is an individual (including certain trusts) may give rise to liability for alternative minimum tax under the Tax Act.
Additional Refundable Tax on Canadian-Controlled Private Corporations
A Resident Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be required to pay an additional tax (refundable in certain circumstances) on certain investment income, which includes taxable capital gains, dividends or deemed dividends not deductible in computing taxable income and interest.
Foreign Property Information Reporting
Generally, a Resident Holder that is a “specified Canadian entity” (as defined in the Tax Act) for a taxation year or a fiscal period and whose total “cost amount” of “specified foreign property” (as such terms are defined in the Tax Act), including Tilray Shares, at any time in the year or fiscal period exceeds C$100,000 will be required to file an information return with the CRA for the year or period disclosing prescribed information including the cost amount, any dividends received in the year, and any gains or losses realized in the year in respect of such property. Subject to certain exceptions, a Resident Holder generally will be a specified Canadian entity. Tilray Shares will be “specified foreign property” of a Resident Holder for these purposes. Resident Holders should consult their own tax advisors regarding compliance with these reporting requirements.
Offshore Investment Fund Property Rules
The Tax Act contains rules which may require a taxpayer to include in income in each taxation year an amount in respect of the holding of an “offshore investment fund property”. These rules could apply to a Resident Holder in respect of a Tilray Share if two conditions are both satisfied.
The first condition for such rules to apply is that the value of the Tilray Share may reasonably be considered to be derived, directly or indirectly, primarily from portfolio investments in: (i) shares of one or more corporations, (ii) indebtedness or annuities, (iii) interests in one or more corporations, trusts, partnerships, organizations, funds or entities, (iv) commodities, (v) real estate, (vi) Canadian or foreign resource properties, (vii) currency of a country other than Canada, (viii) rights or options to acquire or dispose of any of the foregoing, or (ix) any combination of the foregoing (“Investment Assets”).
The second condition for such rules to apply to a Resident Holder is that it must be reasonable to conclude that one of the main reasons for the Resident Holder acquiring or holding a Tilray Share was to derive a benefit from portfolio investments in Investment Assets in such a manner that the taxes, if any, on the income, profits and gains from such Investment Assets for any particular year are significantly less than the tax that would have been applicable under Part I of the Tax Act had the income, profits and gains been earned directly by the Resident Holder.
If applicable, these rules would generally require a Holder to include in income for each taxation year in which the Holder owns a Tilray Share (i) an imputed return for the taxation year computed on a monthly basis and determined by multiplying the Resident Holder’s “designated cost” (as defined in the Tax Act) of such share at the end of the month by 1/12th of the applicable prescribed rate for the period that includes such month, less (ii) the Resident Holder’s income for the year (other than a capital gain) from such share determined without reference to these rules. Any amount required to be included in computing a Resident Holder’s income under these provisions will be added to the adjusted cost base to the Resident Holder of their Tilray Share, as the case may be.
The application of these rules depends, in part, on the reasons for a Resident Holder acquiring or holding Tilray Shares. Holders are urged to consult their own tax advisors regarding the application and consequences of these rules, in their own particular circumstances.
Dissenting Resident Holders
A Resident Holder who validly exercises Dissent Rights and is entitled to be paid fair value for their Dissent Shares in accordance with the Arrangement (a “Resident Dissenter”) will be deemed to transfer such Dissent Shares to Aphria in consideration for a cash payment equal to fair value from Aphria.

Pursuant to the Plan of Arrangement, a Resident Holder who validly exercises Dissent Rights and is ultimately determined not to be entitled, for any reason, to be paid fair value for Dissent Shares shall be deemed to have participated in the Arrangement on the same basis as any non-dissenting Aphria Shareholder. In general, the tax consequences as described above under “Holders Resident in Canada – Disposition of Aphria Shares Pursuant to the Arrangement” should apply to such Resident Holder.
Although the matter is not free from doubt, the Resident Dissenter will generally be deemed to have received a dividend on the Aphria Shares equal to the amount, if any, by which the payment by Aphria in the amount of the fair value of the Aphria Shares exceeds the paid-up capital of such shares for purposes of the Tax Act immediately before the Effective Time.
In the case of a Resident Dissenter that is an individual, the amount of any such deemed dividend will be subject to the normal dividend gross-up and tax credit rules generally applicable to dividends received from a corporation resident in Canada. Taxable dividends received by a Resident Holder that is an individual or a trust may increase such Resident Holder’s liability for alternative minimum tax.
In the case of a Resident Dissenter that is a corporation, the amount of any such deemed dividend will generally be included in the Resident Holder’s income for the taxation year in which such dividend is deemed to be received and will generally be deductible in computing the Resident Dissenter’s taxable income. The amount of this deemed dividend could, in some circumstances, be treated as proceeds of disposition under subsection 55(2) of the Tax Act. “Private corporations” and “subject corporations” (as defined in the Tax Act) may be liable for additional refundable tax under Part IV of the Tax Act on any dividends received or deemed to be received on the Dissent Shares to the extent such dividends are deductible in computing the Resident Dissenter's taxable income for the taxation year.
In addition, the difference between the amount of such payment and the amount of any deemed dividend would be treated as proceeds of disposition of the Aphria Shares for the purposes of computing any capital gain or capital loss realized on the disposition of the Aphria Shares. For a general description of the tax treatment of capital gains and capital losses, see “Taxation of Capital Gains and Capital Losses” above.
Any interest awarded to a Resident Dissenters by a court will be included in the Resident Dissenters’ income.
Resident Holders who are considering exercising Dissent Rights in connection with the Arrangement are urged to consult with their tax advisors with respect to the tax consequences to them of dissenting.
Eligibility for Investment
Provided the Tilray Shares are listed on a “designated stock exchange” within the meaning of the Tax Act (which currently includes the Nasdaq), Tilray Shares will be qualified investments under the Tax Act for a trust governed by an RRSP, a RRIF, an RESP, an RDSP or a TFSA, each as defined in the Tax Act (“Registered Plans”) and a deferred profit sharing plan.
Notwithstanding that Tilray Shares may be qualified investments for a Registered Plan, a holder, annuitant, or subscriber, as the case may be (each a “Plan Holder”), will be subject to a penalty tax on such shares if such shares are a “prohibited investment” (as defined in the Tax Act) for the Registered Plan. Tilray Shares will generally be a “prohibited investment” if the Plan Holder does not deal at arm’s length with Tilray for purposes of the Tax Act or has a “significant interest” (as defined in the Tax Act) in Tilray. However, the Tilray Shares will not be a prohibited investment if the Tilray Shares are “excluded property” within the meaning of the Tax Act for the Registered Plan.
Plan Holders are advised to consult their own tax advisors with respect to whether Tilray Shares are “prohibited investments” in their particular circumstances and the tax consequences of Tilray Shares being acquired or held by a Registered Plan.
Holders Not Resident in Canada
The following portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty, is neither resident nor deemed to be resident in Canada, and does not use or hold, and is not deemed to use or hold, Aphria Shares in connection with a business carried on, or deemed to be carried on, in Canada (a “Non-Resident Holder”). This part of the summary is not applicable to a Non-Resident Holder that is an insurer carrying on an insurance business in Canada and elsewhere or an “authorized foreign bank” (as defined in the Tax Act) and any such Non-Resident Holders should consult their own tax advisors.

Disposition of Aphria Shares Pursuant to the Arrangement
A Non-Resident Holder who disposes of Aphria Shares under the Arrangement will not be subject to tax under the Tax Act on any capital gain realized unless the Aphria Shares are “taxable Canadian property” and are not “treaty-protected property” to the Non-Resident Holder.
Generally, an Aphria Share will not be taxable Canadian property of a Non-Resident Holder at a particular time provided that the share is listed on a “designated stock exchange” (which currently includes the Nasdaq) unless, at any time during the 60-month period immediately preceding the disposition: (a) one or any combination of (i) the Non-Resident Holder, (ii) any one or more other Persons with whom the Non-Resident Holder does not deal at arm’s length, or (iii) any partnership in which the Non-Resident Holder or a non-arm’s length Person holds a membership interest directly or indirectly through one or more partnerships, held 25% or more of the issued shares of any class or series in the capital of Aphria; and (b) more than 50% of the fair market value of the share was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” or “timber resource properties” (both as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such property exists).
Notwithstanding the foregoing, in certain other circumstances an Aphria Share could be deemed to be taxable Canadian property to the Non-Resident Holder for the purposes of the Tax Act. Non-Resident Holders should consult their own tax advisors in this regard.
Even if the Aphria Shares are taxable Canadian property to a Non-Resident Holder, a taxable capital gain resulting from the disposition of the Aphria Shares will not be included in computing the Non-Resident Holder’s taxable income earned in Canada for the purposes of the Tax Act if, at the time of the disposition, the Aphria Shares constitute “treaty-protected property” of the Non-Resident Holder for purposes of the Tax Act. Aphria Shares will generally be considered “treaty-protected property” of a Non-Resident Holder for purposes of the Tax Act at the time of the disposition if the gain from their disposition would, because of an applicable income tax treaty between Canada and the country in which the Non-Resident Holder is resident for purposes of such treaty and in respect of which the Non-Resident Holder is entitled to receive benefits thereunder, be exempt from tax under the Tax Act.
In the event that the Aphria Shares constitute taxable Canadian property and are not treaty-protected property to a particular Non-Resident Holder, the Non-Resident Holder will realize a capital gain (or capital loss) generally in the circumstances as described above under “Holders Resident in Canada – Disposition of Aphria Shares Pursuant to the Arrangement” and “Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”. Generally, a Non-Resident Holder who disposes of taxable Canadian property that is not treaty-protected property may have to file a Canadian income tax return for the year in which the disposition occurs, regardless of whether the Non-Resident Holder is liable for Canadian tax on any gain realized as a result.
Non-Resident Holders whose Aphria Shares are taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances, including whether their Aphria Shares constitute treaty-protected property.
Dissenting Non-Resident Holders
A Non-Resident Holder that validly exercises Dissent Rights and is entitled to be paid fair value for its Dissent Shares in accordance with the Arrangement (a “Non-Resident Dissenter”) will be deemed to transfer such Dissent Shares to Aphria in consideration for a cash payment equal to fair value from Aphria.
Pursuant to the Plan of Arrangement, a Non-Resident Holder who validly exercises Dissent Rights and is ultimately determined not to be entitled, for any reason, to be paid fair value for Dissent Shares shall be deemed to have participated in the Arrangement on the same basis as any non-dissenting Aphria Shareholder. In general, the tax consequences as described above under “Holders Not Resident in Canada – Disposition of Aphria Shares Pursuant to the Arrangement” should apply to such Non-Resident Holder.
Although the matter is not free from doubt, a Non-Resident Dissenter will generally be deemed to have received a dividend on the Aphria Shares equal to the amount, if any, by which the payment by Aphria in the amount of the fair value of the Aphria Shares exceeds the paid-up capital of such shares for purposes of the Tax Act. Any such deemed dividend will be subject to Canadian withholding tax at a rate of 25% of the gross amount of the dividend but may be reduced under an applicable tax treaty.

In addition, a Non-Resident Dissenter will be considered to have disposed of the Aphria Shares for proceeds of disposition equal to the amount paid to such Non-Resident Dissenter, less any amount that is deemed to be a dividend received by the Non-Resident Dissenter, as described above. As discussed above under “Holders Not Resident in Canada – Disposition of Aphria Shares Pursuant to the Arrangement”, a Non-Resident Dissenter will not be subject to tax under the Tax Act on any capital gain realized on the disposition of Aphria Shares unless the Aphria Shares are “taxable Canadian property” for purposes of the Tax Act and are not “treaty-protected” property of the Non-Resident Dissenter (each as defined in the Tax Act) at the time of disposition.
Any interest paid or credited to a Non-Resident Dissenter in respect of the exercise of Dissent Rights will generally not be subject to Canadian withholding tax.
Non-Resident Holders who are considering exercising Dissent Rights in connection with the Arrangement are urged to consult with their tax advisors with respect to the tax consequences to them of dissenting.
Dividends on Tilray Shares
Dividends paid on Tilray Shares to a Non-Resident Holder will not be subject to Canadian withholding tax or other income tax under the Tax Act.
Dispositions of Tilray Shares
No tax will be payable under the Tax Act by a Non-Resident Holder of Tilray Shares on any capital gain realized on the future disposition or deemed disposition of Tilray Shares unless such Tilray Shares are or are deemed to be “taxable Canadian property”, as discussed above, to the Non-Resident Holder at the time of disposition or deemed disposition and do not constitute “treaty-protected property”, as defined in the Tax Act. See “Holders Not Resident in Canada – Disposition of Aphria Shares Pursuant to the Arrangement” above.
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following is a discussion of certain U.S. federal income tax consequences for holders of Aphria Shares who exchange their Aphria Shares for Tilray Shares. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect holders to which this section applies and could affect the accuracy of the statements herein. Neither Aphria nor Tilray has sought or intends to seek any rulings from the IRS or opinions of counsel regarding the matters discussed below. There can be no assurance that the IRS or a court will not take a position contrary to the tax consequences discussed below.
This discussion applies only to Aphria Shares held as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences that may be relevant to your particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to holders subject to special rules, including, without limitation:
•	U.S. expatriates and former citizens or long-term residents of the United States;
•	persons subject to the alternative minimum tax;
•	persons holding Aphria Shares as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated transaction;
•	banks, insurance companies and other financial institutions;
•	brokers, dealers or traders in securities;
•	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;
•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;
•	persons subject to special tax accounting rules as a result of any item of gross income with respect to Aphria Shares being taken into account in an applicable financial statement;
•	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;
•	regulated investment companies (“RICs”) or real estate investment trusts (“REITs”);
•	holders of 2016 Aphria Warrants, Aphria RSUs Aphria DSUs or Aphria Options, or persons who received Aphria Shares as compensation for services;
•	persons who own or are deemed to own 10% or more (by vote or value) of the stock of Aphria or Tilray;
•	tax-qualified retirement plans; and
•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.
In addition, this discussion does not address the U.S. federal income tax consequences to persons who actually or constructively own both Aphria Shares and shares of Tilray stock immediately prior to the Arrangement. The application and the consequences of the rules described below to persons who own both Aphria Shares and shares of Tilray stock immediately prior to the Arrangement may differ from the application and the consequences of such rules to persons who own solely Aphria Shares or shares of Tilray stock immediately prior to the Arrangement. Persons who own Aphria Shares and shares of Tilray stock immediately prior to the Arrangement should consult their tax advisors regarding the application and the consequences of the rules below to them in light of their particular circumstances.
If a partnership (or other pass-through entity) for U.S. federal income tax purposes holds Aphria Shares, the tax treatment of your partners (or other owners) of such partnership or other pass-through entity will generally depend on the status of the owners, the activities of the entity and certain determinations made at the owner level. Accordingly, partnerships (or other pass-through entities) and the partners (or other owners) in such partnerships (or such other pass-through entities) should consult their own tax advisors regarding the U.S. federal income tax consequences to them relating to the matters discussed below.
For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Aphria Shares who is, for U.S. federal income tax purposes:
•	an individual who is a citizen or resident of the United States,
•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States, any state thereof or the District of Columbia,
•	an estate, the income of which is subject to U.S. federal income tax regardless of its source, or
•
an entity treated as a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) or (2) was in existence on August 20, 1996 and has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Also, for purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of Aphria Shares who is neither a U.S. Holder nor an entity classified as a partnership for U.S. federal income tax purposes.
THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.
Certain U.S. Federal Income Tax Consequences of the Arrangement to U.S. Holders
Aphria and Tilray expect the Arrangement to qualify as a tax-free reorganization under Section 368(a) of the Code (a “Reorganization”). However, no opinion of counsel or ruling from the IRS has been obtained or will be obtained in this regard. If the Arrangement does not qualify as a Reorganization within the meaning of Section 368(a) of the

Code (including if the IRS successfully challenges the qualification of the Arrangement as such), then each U.S. Holder generally would be treated as exchanging such holder’s Aphria Shares for Tilray Shares in a fully taxable transaction. The remainder of this discussion assumes that the Arrangement will be treated as a Reorganization.
Exchange of Aphria Shares for Tilray Shares.
A U.S. Holder should not recognize gain or loss as a result of the Arrangement. Such a holder’s aggregate tax basis in Tilray Shares received in the Arrangement, should equal the aggregate tax basis of the holder’s Aphria Shares surrendered in the Arrangement. Such holder’s holding period for Tilray Shares received in the Arrangement should include the holder’s holding period for the Aphria Shares surrendered in the Arrangement.
A U.S. Holder who acquired different blocks of Aphria Shares with different holding periods and tax bases must generally apply the foregoing rules separately to each identifiable block of Aphria Shares. Any such holder should consult its tax advisor with regard to identifying the bases or holding periods of the particular Tilray Shares received in the Arrangement.
Dissenting Shareholders Exercising Appraisal Rights.
A U.S. Holder who exercises appraisal rights and, as a result, receives cash in exchange for such holder’s Aphria Shares generally will recognize capital gain or loss equal to the difference between the amount of cash received by such holder and such holder’s tax basis in the Aphria Shares exchanged therefor. Any capital gain or loss generally will be long-term capital gain or loss if the holding period of the holder’s Aphria Shares exceeds one year at the Effective Time. Long-term capital gain of a U.S. Holder who is an individual generally is subject to reduced maximum tax rates. The deductibility of capital losses is subject to limitations under the Code.
Passive Foreign Investment Company Rules
If Aphria were characterized as a passive foreign investment company (“PFIC”) for any taxable year during a U.S. Holder’s holding period for its Aphria Shares or 2016 Aphria Warrants, certain potentially adverse U.S. federal income tax consequences may apply to such U.S. Holder. A non-U.S. corporation, such as Aphria, is classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of its Subsidiaries, either: (i) 50% or more of the value of the corporation’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets; or (ii) at least 75% of the corporation’s gross income is passive income. Passive income includes, for example, dividends, interest, rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.
Aphria does not believe that it was a PFIC for its last taxable year and, based on current plans and financial expectations, does not expect to be a PFIC for its taxable year during which the Arrangement is completed. The determination of whether any corporation was, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, because the determination of whether a corporation will be a PFIC for any taxable year can only be made after the close of such taxable year, whether Aphria will be a PFIC for the taxable year during which the Arrangement is completed will not be known as of the Effective Time. There can be no assurance that the IRS will not challenge any determination made by Aphria concerning its PFIC status. U.S. Holders should consult their tax advisors regarding the potential application of the PFIC rules to their exchange of Aphria Shares pursuant to the Arrangement.
U.S. Tax Considerations Relevant to the Ownership and Disposition of Tilray Shares After the Arrangement
Dividends. A distribution of cash or property to a U.S. Holder with respect to its Tilray Shares generally will be treated as a dividend to the extent paid out of Tilray’s current or accumulated earnings and profits and will be includible in income by the U.S. Holder and taxable as ordinary income when received. If such a distribution exceeds Tilray’s current and accumulated earnings and profits, the excess will be first treated as a tax-free return of the U.S. Holder’s investment, up to the U.S. Holder’s tax basis in its Tilray Shares, and thereafter as a capital gain. Dividends received by a non-corporate U.S. Holder will be eligible to be taxed at reduced rates if the U.S. Holder meets certain holding period and other applicable requirements. Dividends received by a corporate U.S. Holder will be eligible for the dividends-received deduction if the U.S. Holder meets certain holding period and other applicable requirements.
Sale, Exchange or Other Taxable Disposition of Tilray Shares
For U.S. federal income tax purposes, gain or loss a U.S. Holder realizes on the sale or other disposition of its Tilray Shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder’s holding period (as described under the section titled “Exchange of Aphria Shares for Tilray Shares” above) in the Tilray Shares is greater than one year. The amount of the U.S. Holder’s gain or loss will be equal to the difference between the amount realized on the disposition and the U.S. Holder’s tax basis in the Tilray Shares (as described under the section titled “Exchange of Aphria Shares for Tilray Shares” above) that were sold. Long-term capital gain of a U.S. Holder who is an individual generally is subject to reduced maximum tax rates. The deductibility of capital losses may be subject to limitations.
Information Reporting and Backup Withholding
A U.S. Holder may be subject to information reporting and backup withholding for U.S. federal income tax purposes on cash received in connection with the Arrangement. The current backup withholding rate is 24%. Backup withholding will not apply, however, to a U.S. Holder who (i) furnishes a correct taxpayer identification number and certifies the U.S. Holder is not subject to backup withholding on IRS Form W-9 or a substantially similar form or (ii) certifies the U.S. Holder is otherwise exempt from backup withholding. U.S. Holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption. If a U.S. Holder does not provide a correct taxpayer identification number on IRS Form W-9 or other proper certification, the U.S. Holder may be subject to penalties imposed by the IRS. Any amounts withheld under the backup withholding rules may be refunded or allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS. In the event of backup withholding, consult with your tax advisor to determine if you are entitled to any tax credit, tax refund or other tax benefit as a result of such backup withholding.
A U.S. Holder that receives Tilray Shares in the Arrangement that is considered a “significant holder,” will be required (1) to file a statement with its U.S. federal income tax return providing certain facts pertinent to the Arrangement, including its tax basis in, and the fair market value of, the Aphria Shares that such U.S. Holder surrendered, and (2) to retain permanent records of these facts relating to the Arrangement. A “significant holder” is a holder that, immediately before the Arrangement, (a) owned at least 5.0% (by vote or value) of the outstanding stock of Aphria, or (b) owned securities of Aphria with a tax basis of $1.0 million or more.
Certain U.S. Federal Income Tax Consequences of the Arrangement to Non-U.S. Holders
A Non-U.S. Holder should not be subject to U.S. federal income tax on any gain recognized as a result of the Arrangement unless the Arrangement fails to qualify as a Reorganization or such Non U.S. Holder exercises appraisal rights and:
•
any gain recognized is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable); or

•	the Non-U.S. Holder is a non-resident alien individual present in the United States for 183 days or more during the taxable year of the Arrangement and certain other requirements are met.
Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.
Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States) provided that the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.
U.S. Tax Considerations Relevant to the Ownership and Disposition of Tilray Shares After the Arrangement
Dividends. A distribution of cash or property to a Non-U.S. Holder with respect to its Tilray Shares generally will be treated as a dividend to the extent paid out of Tilray’s current or accumulated earnings and profits. If such a distribution exceeds Tilray’s current and accumulated earnings and profits, the excess will be first treated as a tax-free return of the Non-U.S. Holder’s investment, up to the Non-U.S. Holder’s tax basis in the Tilray Shares, and thereafter as a capital gain subject to the tax treatment described above in “Certain U.S. Federal Income Tax Consequences of the Arrangement to Non-U.S. Holders” with respect to the Arrangement.

Dividends paid to a Non-U.S. Holder generally will be subject to withholding of U.S. federal income tax at a 30% rate, or such lower rate as may be specified by an applicable tax treaty. Even if a Non-U.S. Holder is eligible for a lower treaty rate, a withholding agent generally will be required to withhold at a 30% rate (rather than the lower treaty rate) unless the Non-U.S. Holder has furnished a valid IRS Form W-8BEN or W-8BEN-E, or other documentary evidence establishing the Non-U.S. Holder’s entitlement to the lower treaty rate with respect to such dividend payments, and the withholding agent does not have actual knowledge or reason to know to the contrary.
However, if the dividends are effectively connected with the conduct by a Non-U.S. Holder of a trade or business within the United States, then the dividends will be exempt from the withholding tax described above and instead will be subject to U.S. federal income tax on a net income basis.
Sale, Exchange or Other Taxable Disposition of Tilray Shares.
A Non-U.S. Holder that disposes of its Tilray Shares in a taxable disposition generally will subject to the tax treatment described above in “Certain U.S. Federal Income Tax Consequences of the Arrangement to Non-U.S. Holders” if the Arrangement were to fail to qualify as a Reorganization.
Information Reporting and Backup Withholding
A Non-U.S. Holder may be subject to information reporting and backup withholding for U.S. federal income tax purposes on cash received in connection with the Arrangement. Backup withholding will not apply, however, if the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the Non-U.S. Holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption.
Foreign Account Tax Compliance Withholding
Sections 1471 to 1474 of the Code (such sections commonly referred to as “FATCA”) impose withholding of 30% on payments of dividends (including constructive dividends received pursuant to a redemption of stock) to stockholders that fail to meet prescribed information reporting or certification requirements. In general, no such withholding will be required with respect to a U.S. Holder or an individual Non-U.S. Holder that timely provides the certifications required on a valid IRS Form W-9 or W-8BEN, respectively. Holders potentially subject to withholding include “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and “non-financial foreign entities” unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interest in or accounts with those entities) have been satisfied, or an exemption applies (typically certified to by the delivery of a properly completed IRS Form W-8BEN-E). If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution or a non-financial foreign entity generally will be entitled to a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Non-U.S. Holders who plan to exercise appraisal rights should consult their tax advisors regarding the effects of FATCA on payments made for Aphria Shares.

INFORMATION CONCERNING APHRIA
Overview
Aphria Inc. is a leading global cannabis-lifestyle consumer packaged goods company, with operations in Canada, the United States, Europe and Latin America. Aphria’s mission is to be the trusted partner for our patients and consumers by providing them with a cultivated experience, health and wellbeing through high-quality, differentiated brands and innovative products. Headquartered in Leamington, Ontario, Aphria cultivates, processes, markets and sells medical and adult-use cannabis, cannabis-derived extracts and derivative cannabis products in Canada under the provisions of the Cannabis Act and globally pursuant to applicable international regulations. Aphria, through its SweetWater subsidiary, also manufactures, markets and sells alcoholic beverages in the United States.
Aphria Inc. exists under the laws of the OBCA and its common shares are listed under the symbol “APHA” on the TSX in Canada and the Nasdaq in the U.S. Aphria Shares began trading on the TSX and Nasdaq on March 22, 2017 and June 8, 2020, respectively. Aphria’s head office is located at 98 Talbot Street West, Leamington, Ontario N8H 1M8, and its registered office is located at 1 Adelaide Street East, Suite 2310, Toronto, Ontario M5C 2V9.
Additional information regarding Aphria is included in the documents incorporated by reference into this Circular.
Description of Aphria Shares
The following summary description of Aphria Shares is based on the provisions of the Aphria Articles and the Aphria By-Laws. This information may not be complete in all respects and is qualified entirely by reference to the provisions of the Aphria Articles and the Aphria By-Laws. The full text of the Aphria Articles and Aphria By-Laws are available under Aphria’s SEDAR profile at www.sedar.com.
Aphria is authorized to issue an unlimited number of common shares. As of [•], 2021, there were [•] Aphria Shares issued and outstanding. Aphria Shareholders are entitled to one vote per Aphria Share at all meetings of the Aphria Shareholders. Aphria Shareholders are also entitled to dividends, if and when declared by the Aphria Board, and the distribution of the residual assets of Aphria in the event of a liquidation, dissolution or winding up of Aphria.
Trading Price and Volume of Aphria Shares
The Aphria Shares are listed and traded on the TSX and on the Nasdaq under the symbol “APHA”.
The following table sets forth trading information (in Canadian dollars) for the Aphria Shares on the TSX for the months indicated, based on intraday trading numbers:
TSX	High Trading Price	Low Trading Price	Volume
February 2020	$6.43	$4.45	52,908,836
March 2020	$5.06	$2.65	91,730,210
April 2020	$6.00	$3.94	79,112,640
May 2020	$6.23	$3.93	78,872,233
June 2020	$7.04	$5.43	64,879,496
July 2020	$8.21	$5.60	68,467,192
August 2020	$6.62	$5.80	38,487,217
September 2020	$6.35	$5.58	28,339,502
October 2020	$8.29	$5.70	84,041,562
November 2020	$11.21	$6.01	124,363,359
December 2020	$11.39	$8.53	86,279,923
January 2021	$17.83	$8.90	141,181,035
February 1 – February 18, 2021	$40.93	$15.53	148,976,262

The following table sets forth trading information (in US dollars) for the Aphria Shares on the Nasdaq for the months indicated, based on intraday trading numbers:
Nasdaq	High Trading Price	Low Trading Price	Volume
February 2020	$4.85	$3.31	104,629,080
March 2020	$3.72	$1.95	116,438,975
April 2020	$4.30	$2.79	141,767,346
May 2020	$4.53	$2.78	160,073,689
June 2020	$5.25	$3.96	126,091,656
July 2020	$6.15	$4.12	176,068,093
August 2020	$4.98	$4.38	94,311,369
September 2020	$4.87	$4.17	61,739,319
October 2020	$6.44	$4.28	181,852,588
November 2020	$8.68	$4.53	291,730,467
December 2020	$8.88	$6.65	247,807,422
January 2021	$14.01	$7.00	386,730,977
February 1 – February 18, 2021	$32.29]	$12.12	640,953,789
Prior Sales
The following table summarizes details of the following securities that are not listed or quoted on a marketplace issued by Aphria during the 12 month period between January 31, 2020 and January 30, 2021:
Date	Type of Security Issued	Issuance/Exercise Price per Security	Number of Securities Issued
January 23, 2021	Aphria RSUs	N/A	100,000
January 31, 2020	Aphria Warrants	C$9.26	7,022,472[4]
January 22, 2020	Aphria RSUs	N/A	1,239,444
February 11, 2020	Aphria RSUs	N/A	17,452
February 28, 2020	Aphria DSUs	N/A	45,360
March 26, 2020	Aphria RSUs	N/A	334,708
May 29, 2020	Aphria DSUs	N/A	38,526
June 1, 2020	Aphria Options	C$6.00	50,000
June 1, 2020	Aphria DSUs	N/A	150,000
August 12, 2020	Aphria RSUs	N/A	2,078,296
August 14, 2020	Aphria RSUs	N/A	496,690
Risks and Uncertainties
Whether or not the Arrangement is completed, Aphria will continue to face many of the risks that it currently faces with respect to its business and affairs. Certain of these risk factors have been disclosed, starting on page 39 in the annual information form of Aphria dated July 29, 2020 and starting on page 37 of Aphria’s management’s discussion & analysis for the three and six months ended November 30, 2020, dated January 14, 2021, which are incorporated by reference into this Circular and have been filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Upon request, an Aphria Shareholder will be provided with a copy of such documents free of charge.
[4]	comprised of 1 common share of Aphria and ½ common share purchase warrant of Aphria, with each warrant exercisable to acquire 1 common share at a price of C$9.26 for a period of 24 months.

INFORMATION CONCERNING TILRAY
Overview
Tilray, Inc. has supplied high-quality medical cannabis products to tens of thousands of patients in fifteen countries spanning five continents across the world through Tilray’s Subsidiaries in Australia, Canada, Germany, Latin America and Portugal and through agreements with established pharmaceutical distributors. Tilray cultivates medical and adult-use cannabis in Canada and medical cannabis in Europe.
The Tilray Shares are listed on the Nasdaq under the symbol “TLRY”. The Tilray Shares began trading on Nasdaq on July 20, 2018. Tilray’s head office and registered office is located at 1100 Maughan Road, Nanaimo, British Colombia V9X 1J2.
Additional information regarding Tilray and its Subsidiaries is included in the documents incorporated by reference into this Circular. See “Additional Information Concerning Tilray and Documents Incorporated by Reference by Tilray”.
Description of Tilray Shares
The following summary description of the Tilray Shares is based on the provisions of the Current Tilray Charter and Current Tilray Bylaws and the applicable provisions of the Delaware Law. This information may not be complete in all respects and is qualified entirely by reference to the provisions of the Current Tilray Charter, the Current Tilray Bylaws and Delaware Law. For information on how to obtain copies of the Current Tilray Charter and the Current Tilray Bylaws, see “Additional Information Concerning Tilray and Documents Incorporated by Reference by Tilray”.
As of the date hereof, Tilray’s authorized capital stock is divided into:
•	233,333,333 shares of Class 1 common stock with a par value of $0.0001 per share;
•	500,000,000 shares of Class 2 common stock, the Tilray Shares, with a par value of $0.0001 per share; and
•	10,000,000 undesignated shares of preferred stock with a par value of $0.0001 per share.
On October 1, 2020, Tilray filed a certificate with the Secretary of State of the State of Delaware effecting the retirement and cancellation of the shares of Class 1 common stock that were issued but not outstanding following the conversion (the “Certificate of Retirement”). Effective upon the filing of the Certificate of Retirement, the obsolete references to Class 1 common stock in the Current Tilray Charter were eliminated. The reissuance of all shares of Class 1 common stock is prohibited.
The rights and restrictions to which the Tilray Shares are prescribed in the Current Tilray Charter. The Current Tilray Charter entitles the Tilray Board, without stockholder approval, to determine the terms of the undesignated shares of preferred stock issued by Tilray.
Common Stock
Voting Rights
Each holder of Tilray Shares is entitled to one vote for each share of Tilray Shares held by such holder.
Dividends and Distributions
Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of outstanding shares of Tilray Shares are entitled to receive dividends out of funds legally available at the times and in the amounts that the Tilray Board may determine. Tilray does not anticipate paying any cash dividends in the foreseeable future.
Liquidation Rights
Upon Tilray’s liquidation, dissolution or winding-up, the assets legally available for distribution to Tilray stockholders would be distributable ratably among the holders of common stock and any participating preferred stock outstanding at that time after payment of liquidation preferences on any outstanding shares of preferred stock and payment of other claims of creditors.

The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that Tilray may designate and issue in the future.
Rights of Repurchase
Tilray currently has no obligations to repurchase shares of its common stock, except options and restricted stock units.
Preemptive or Similar Rights
Holders of Tilray’s common stock are not entitled to preemptive rights and is not subject to redemption.
Preferred Stock
Pursuant to the Current Tilray Charter, the Tilray Board has the authority, without further action by the stockholders, to issue shares of preferred stock in one or more series. The Tilray Board also has the authority to determine or alter the designation, rights, preferences, privileges and restrictions granted to or imposed upon any unissued series of preferred stock, any or all of which may be greater than the rights of the Tilray Shares. The Tilray Board, without stockholder approval, may issue preferred stock with voting, conversion or other rights that are superior to the voting and other rights of the holders of Tilray Shares. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control of Tilray without further action by the stockholders, and may have the effect of delaying or preventing changes in management of Tilray. In addition, the issuance of preferred stock may have the effect of decreasing the market price of the Tilray Shares and may adversely affect the voting power of holders of Tilray Shares and reduce the likelihood that Tilray Shares will receive dividend payments and payments upon liquidation.
The Tilray Board will determine the rights, preferences, privileges and restrictions of the preferred stock of each series. This description may include:
•	the title of the series;
•	the number of authorized shares of such series;
•	the liquidation preference per share;
•	the purchase price per share;
•	the dividend rate per share, dividend period and payment dates and method of calculation for dividends;
•	whether dividends will be cumulative or non-cumulative and, if cumulative, the date from which dividends will accumulate;
•	Tilray’s right, if any, to defer payment of dividends and the maximum length of any such deferral period;
•	the procedures for any auction and remarketing, if any;
•	the provisions for a sinking fund, if any;
•	the provisions for redemption or repurchase, if applicable, and any restrictions on Tilray’s ability to exercise those redemption and repurchase rights;
•	any listing of the preferred stock on any securities exchange or market;
•
whether the preferred stock will be convertible into Tilray Shares or other securities, including warrants, and, if applicable, the conversion period, the conversion price, or how it will be calculated, and under what circumstances it may be adjusted;

•
whether the preferred stock will be exchangeable for debt securities, and, if applicable, the exchange period, the exchange price, or how it will be calculated, and under what circumstances it may be adjusted;

•	voting rights, if any, of the preferred stock;
•	preemption rights, if any;
•	restrictions on transfer, sale or other assignment, if any;
•	a discussion of any material or special U.S. federal income tax considerations applicable to the preferred stock;
•	the relative ranking and preferences of the preferred stock as to dividend rights and rights if Tilray liquidates, dissolves or winds up its affairs;

•
any limitations on issuances of any class or series of preferred stock ranking senior to or on a parity with the series of preferred stock being issued as to dividend rights and rights if Tilray liquidates, dissolves or winds up its affairs; and

•	any other specific terms, rights, preferences, privileges, qualifications or restrictions of the preferred stock.
When Tilray issues shares of preferred stock, the shares will be fully paid and nonassessable.
Unless Tilray specifies otherwise, the preferred stock will rank, with respect to dividends and upon Tilray’s liquidation, dissolution or winding up:
•	senior to all classes or series of Tilray’s common stock and to all of Tilray’s equity securities ranking junior to the preferred stock;
•	on a parity with all of Tilray’s equity securities the terms of which specifically provide that the equity securities rank on a parity with the preferred stock; and
•	junior to all of Tilray’s equity securities the terms of which specifically provide that the equity securities rank senior to the preferred stock.
The term “equity securities” does not include convertible debt securities.
Delaware Law provides that the holders of a class of stock, will have the right to vote separately as a class on amendments to the certificate of incorporation that (i) subject to certain exceptions, increase or decrease the aggregate number of authorized shares of such class, (ii) increase or decrease the par value of the shares of such class, or (iii) adversely affect the terms of the shares of such class, provided that amendment adversely affects one or more series of a class but not the entire class, then only the series of shares so affected are entitled to vote. This right is in addition to any voting rights that may be provided for a series of preferred stock in the certificate of incorporation or applicable certificate of designation.
Delaware Law and Certain Provisions of the Current Tilray Charter, Current Tilray Bylaws and Statutory Provisions
Tilray is a Delaware corporation and is subject to Section 203 of the Delaware Law. In general, Section 203 prevents an “interested stockholder” (defined generally as a person owning 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (as defined by Delaware Law) with a Delaware corporation for three years following the time such person became an interested stockholder, subject to certain exceptions. For more information see “Comparison of Rights of Aphria Shareholders and Tilray Stockholders ” in Appendix “J” to this Circular.
Directors Liability and Indemnification
Current Delaware Law also restricts the ability to limit the liability of a director on certain matters. For a description of the restrictions on the ability to limit the liability of a director under current Delaware Law, see “Comparison of Rights of Aphria Shareholders and Tilray Stockholders ” in Appendix “J” to this Circular.
Advance Notice Provisions for Tilray Stockholder Nominations and Tilray Stockholder Proposals
For a description of the restrictions on the shareholder notice procedure, see “Comparison of Rights of Aphria Shareholders and Tilray Stockholders” in Appendix “J” to this Circular.
Certain Effects of Authorized but Unissued Stock
As of [•], there were [•] Tilray Shares authorized but unissued, [•] Tilray Shares issued but held in treasury, and [•] shares of preferred stock authorized but unissued, for future issuance without additional shareholder approval. These additional shares may be utilized for a variety of corporate purposes, including future offerings to raise additional capital or to facilitate corporate acquisitions.
The issuance of Tilray Preferred Stock could have the effect of delaying or preventing a change in Tilray’s control. The issuance of Tilray Preferred Stock could decrease the amount of earnings and assets available for distribution to the Tilray Stockholders or could adversely affect the rights and powers, including voting rights, of the Tilray Stockholders. In certain circumstances, such issuance could have the effect of decreasing the market price of the Tilray Shares.
One of the effects of the existence of unissued and unreserved common stock or Tilray Preferred Stock may be to enable the Tilray Board to issue shares to persons friendly to current management, which could render more difficult or discourage an attempt to obtain control of Tilray by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of management. Such additional shares also could be used to dilute the stock ownership of persons seeking to obtain control of Tilray.

Trading Price and Volume of Tilray Shares
The Tilray Shares are listed on the Nasdaq under the symbol “TLRY”.
The following table sets forth trading information (in US dollars) for the Tilray Shares on the Nasdaq for the months indicated, based on intraday trading numbers:
Nasdaq	High Trading Price	Low Trading Price	Volume
February 2020	$21.09	$13.20	57,908,104
March 2020	$15.62	$2.43	332,410,880
April 2020	$9.75	$5.50	267,002,472
May 2020	$11.60	$6.65	281,817,969
June 2020	$10.68	$7.02	167,327,859
July 2020	$8.41	$6.89	130,253,595
August 2020	$8.76	$6.33	136,244,920
September 2020	$6.60	$4.41	113,384,885
October 2020	$7.12	$4.71	211,509,617
November 2020	$12.15	$5.77	607,358,220
December 2020	$10.01	$7.16	438,492,205
January 2021	$22.61	$8.40	729,931,980
February 1 – February 18, 2021	$67.00	$17.78	1,103,715,808
Prior Sales
Tilray’s prior sales information for the fiscal year 2020 is incorporated by reference into this Circular. See “Additional Information Concerning Tilray and Documents Incorporated by Reference by Tilray”.
The following table summarizes details of Tilray Shares, Tilray Options and Tilray RSUs issued by Tilray from January 1, 2021 through [•], 2021:
Date	Type of Security Issued	Issuance/Exercise Price per Security	Number of Securities Issued
January 18, 2021	Tilray RSUs	N/A	328,085
Risks and Uncertainties
The business and operations of Tilray are subject to risks. In addition to considering the other information in this Circular, Aphria Shareholders should consider carefully the risk factors and other disclosures set forth in documents filed by Tilray with the SEC, including Tilray’s Annual Report on Form 10-K for its fiscal year ended December 31, 2020, which are available on Tilray’s EDGAR profile at www.sec.gov and on Tilray’s SEDAR profile at www.sedar.com. As set forth below, certain of these filings are incorporated by reference herein.
DESCRIPTION OF THE COMBINED COMPANY CAPITAL STOCK
The following summary of certain provisions of securities of the Combined Company does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Current Tilray Charter, the Current Tilray Bylaws and the provisions of applicable law. Copies of the Tilray Charter Amendment is attached to this Circular as Appendix “F”. For further discussion of the rights of stockholders of the Combined Company, see also “Comparison of Rights of Aphria Shareholders and Tilray Stockholders ” in Appendix “J” to this Circular.
General
The total amount of the Combined Company’s authorized capital stock consists of 890,000,000 shares of Class 2 common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share. The Combined Company is expected to have approximately [•] shares of common stock outstanding immediately after the consummation of the Arrangement.
The following summary describes certain material provisions of the Combined Company’s capital stock. You are urged to read the Tilray Charter Amendment in its entirety (a copy of which is attached to this Circular as Appendix “F”).
Common Stock
The holders of common stock of the Combined Company are not entitled to pre-emptive or other similar subscription rights to purchase any of the Combined Company’s securities. The Tilray Shares are neither convertible nor redeemable. Unless board of directors of the Combined Company determines otherwise, the Combined Company will issue all of its capital stock in uncertificated form.
Voting Rights
The holders of shares of Tilray Shares are entitled to one vote per share.
Dividends and Distributions
Subject to preferences that may apply to any shares of Tilray Preferred Stock outstanding at the time, the holders of outstanding Tilray Shares are entitled to receive dividends out of funds legally available at the times and in the amounts that the Combined Company’s board of directors may determine.
Liquidation Rights
Upon the Combined Company’s liquidation, dissolution or winding-up, the assets legally available for distribution to the Combined Company’s stockholders would be distributable ratably among the holders of Tilray Shares after payment of liquidation preferences on any Combined Company Preferred Stock outstanding at that time.
The rights, preferences and privileges of holders of Tilray Shares are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that the Combined Company may designate and issue in the future.
Rights of Repurchase
The Combined Company will not have any rights to repurchase shares of its common stock.
Pre-Emptive or Similar Rights
The Tilray Shares are not entitled to preemptive rights and is not subject to redemption.
Preferred Stock
The board of directors of the Combined Company has authority to issue shares of Tilray Preferred Stock in one or more series, to fix for each such series such voting powers (full or limited, or no voting powers), designations, preferences, qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, redemption privileges and liquidation preferences for the issue of such series all to the fullest extent permitted by Delaware Law. The issuance of Tilray Preferred Stock could have the effect of decreasing the trading price of the Tilray Shares, restricting dividends on the Combined Company’s capital stock, diluting the voting power of the Tilray Shares, impairing the liquidation rights of the Combined Company’s capital stock, or delaying or preventing a change in control of the Combined Company.
Exclusive Jurisdiction of Certain Actions
The Tilray Organizational Documents require, to the fullest extent permitted by law, that (1) derivative actions brought in the name of the Combined Company, (2) actions against directors, officers, employees and agents of the Combined Company or the Combined Company’s stockholders for breach of fiduciary duty, (3) actions asserting any claim arising under any provision of the Delaware Law, the Tilray Organizational Documents, and (4) and other actions asserting a claim under the internal affairs doctrine may be brought only in the Court of Chancery in the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to (a) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce this provision and (b) service of process on such stockholder’s counsel.
Transfer Agent
The transfer agent for the Tilray Shares will be Philadelphia Stock Transfer, Inc. at its offices in Ardmore, Pennsylvania, or such other transfer agent as the Combined Company board of directors may determine from time to time.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION AND
PER SHARE DATA
Summary Unaudited Pro Forma Condensed Combined Financial Information
The following table shows summary selected unaudited pro forma condensed combined financial information (the “Summary Pro Forma Information”) about the financial condition and results of operations of Tilray as at and for the periods indicated below after giving effect to the Arrangement. The following Summary Pro Forma Information is based on the historical consolidated financial statements of Tilray and the historical consolidated financial statements of Aphria and has been prepared to reflect the Arrangement. The Summary Pro Forma Information is presented for illustrative purposes only and does not necessarily reflect the results of operations or the financial position of Tilray that actually would have resulted had the Arrangement occurred at the date indicated, nor project the results of operations or financial position of Tilray for any future date or period.
The Summary Pro Forma Information should be read in conjunction with the unaudited pro forma condensed combined financial statements of Tilray that give effect to the Arrangement included as Appendix “L” to this Circular, the historical consolidated financial statements and related notes of Tilray in its Annual Report on Form 10-K for the year ended December 31, 2020, as well as the consolidated annual financial statements of Aphria for the fiscal years ended May 31, 2020, together with the notes thereto and the independent auditor’s report thereon and the unaudited condensed interim consolidated financial statements of Aphria for the six month period ended November 30, 2020 which are incorporated by reference into this Circular and the information under “Risk Factors”.
Aphria’s historical consolidated financial statements were prepared in accordance with IFRS which differ in certain respects from U.S. GAAP. Adjustments were made to Aphria’s historical financial statements to estimate the conversion from IFRS to U.S. GAAP as well as reclassifications to conform Aphria’s historical presentation to Tilray’s accounting presentation and to modify the reporting currency from Canadian dollars to US dollars. All references to “US$” in the table below are to US dollars.
Selected Pro Forma Information
(USD$ in thousands, except share and per share amounts)	Pro forma combined December 31, 2020
Summary Pro Forma Balance Sheet
Cash and cash equivalents	$371,841
Total assets	$6,391,900
Convertible notes, net of issuance costs	$510,370
Long-term debt	$144,819
Total liabilities	$1,619,316
Total stockholders’ equity	$4,722,201
Pro Forma Statement of Net Loss
Revenue	$682,445
Gross profit	$116,604
Net loss	$(524,584)
Net loss per share - basic and diluted	$(1.32)
Weighted average shares used in computation of net loss per share – basic and diluted	397,836,057

Principal Holders of Tilray Shares
The following table sets forth a list of the beneficial owners of Tilray Shares who currently hold greater than 5% of the Tilray Shares and/or are expected to hold greater than 5% of the Tilray Shares following completion of the Arrangement. Shareholdings after giving effect to the Arrangement include holdings by these shareholders of Aphria Shares, to the extent known to Tilray based on public filings. Applicable percentages are based on [•] shares outstanding as of [•], 2021, and giving effect to the anticipated issuance of an estimated [•] Tilray Shares, at completion of the Arrangement, based the Exchange Ratio of 0.8381 of a Tilray Share in exchange for each Aphria Share as of the date the Arrangement Agreement.39
	Before giving effect to the Arrangement		After giving effect to the Arrangement
Name of Beneficial Owner	Number	Percent	Number	Percent
Greater than 5% stockholders:
Brendan Kennedy
CVI Investments, Inc.
ETF Managers Group LLC
COMPARISON OF SHAREHOLDER RIGHTS
Tilray is incorporated under the laws of the State of Delaware. The rights of a stockholder of a Delaware corporation differ from the rights of a shareholder of an OBCA corporation. See Appendix “J” to this Circular for a summary comparison of the rights of Aphria Shareholders and Tilray Stockholders.
LEGAL MATTERS
Certain legal matters in connection with the Arrangement will be passed upon by Fasken Martineau DuMoulin LLP, DLA Piper (Canada) LLP and DLA Piper LLP (US), on behalf of Aphria and Cooley LLP and Blake, Cassels & Graydon LLP, on behalf of Tilray. As of the record date, partners and associates of each of Fasken Martineau DuMoulin LLP and Blake, Cassels & Graydon LLP beneficially own, directly or indirectly, less than 1% of each class of outstanding Aphria shares and less than 1% of each class of outstanding shares of Tilray common stock.
INTEREST OF EXPERTS OF APHRIA AND TILRAY
The following persons and companies have prepared certain sections of this Circular and/or Appendices attached hereto as described below or are named as having prepared or certified a report, statement or opinion in or incorporated by reference in this Circular.
Name of Expert(1)	Nature of Relationship
Jefferies LLC	Authors responsible for the preparation of the Aphria Fairness Opinion
Cowen and Company, LLC	Authors responsible for the preparation of the Tilray Fairness Opinion
Imperial Capital, LLC	Authors responsible for the preparation of the Tilray Fairness Opinion
PricewaterhouseCoopers LLP(2)	Auditors of Aphria
Deloitte LLP(3)	Auditors of Tilray
Notes:
(1)
To the knowledge of Aphria, none of the experts so named (or any of the designated professionals thereof) held securities representing more than 1% of all issued and outstanding Aphria Shares as at the date of the statement, report or valuation in question, and none of the persons above is or is expected to be elected, appointed or employed as a director, officer or employee of Aphria or of any associate or affiliate of Aphria.

(2)
PricewaterhouseCoopers LLP is independent with respect to Aphria within the meaning of the Rules of Professional Conduct of the Institute of Chartered Public Accountants of Ontario. Note (1) is not intended to apply to PricewaterhouseCoopers LLP.

(3)
Deloitte LLP is independent with respect to Tilray within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by Securities and Exchange Commission (SEC) and the Public Company Accounting Oversight Board (United States) (PCAOB) . Note (1) does not to apply to Deloitte LLP.

AUDITORS, TRANSFER AGENTS AND REGISTRARS
The auditors of Aphria are PricewaterhouseCoopers LLP at its offices in Toronto, Ontario. The transfer agent and registrar for the Aphria Shares is Computershare Investor Services Inc. at its offices in Toronto, Ontario.
The auditors of Tilray are Deloitte LLP at its offices in Vancouver, British Columbia. The transfer agent and registrar for the Tilray Shares is Philadelphia Stock Transfer, Inc. at its offices in Ardmore, Pennsylvania.
ADDITIONAL INFORMATION CONCERNING APHRIA AND DOCUMENTS
INCORPORATED BY REFERENCE BY APHRIA
The following documents, filed by Aphria with the applicable securities regulatory authorities in each of the provinces and territories of Canada, are specifically incorporated by reference into, and form an integral part of, this Circular:
(a)	annual information form of Aphria dated July 29, 2020 for the year ended May 31, 2020;
(b)	consolidated financial statements of Aphria for the years ended May 31, 2020 and 2019 and the auditors’ report thereon;
(c)	management’s discussion and analysis of financial condition and results of operations of Aphria for the year ended May 31, 2020;
(d)	unaudited interim consolidated financial statements of Aphria for the six months ended November 30, 2020 and 2019;
(e)	management’s discussion and analysis of financial condition and results of operations for the six months ended November 30, 2020;
(f)	management information circular of Aphria dated September 23, 2020 relating to the annual meeting of Aphria Shareholders held on November 17, 2020; and
(g)	material change report of Aphria filed on December 21, 2020 announcing the entering into of the Arrangement Agreement.
All material change reports (other than confidential reports), audited annual financial statements and management’s discussion and analysis and all other documents of the type referred to in section 11.1 of Form 44-101F1 – Short Form Prospectus filed by Aphria with the applicable securities regulatory authorities in each of the provinces and territories of Canada on SEDAR at www.sedar.com after the date of this Circular and before the Aphria Meeting are deemed to be incorporated by reference into this Circular.
Any statement contained in this Circular or in any other document incorporated or deemed to be incorporated by reference in this Circular shall be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is deemed to be incorporated by reference in this Circular modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Circular except as so modified or superseded.

ADDITIONAL INFORMATION CONCERNING TILRAY AND DOCUMENTS
INCORPORATED BY REFERENCE BY TILRAY
Information regarding Tilray has been incorporated by reference in this Circular from documents filed by Tilray with the SEC. The documents listed below, which contain important information about Tilray, its business and its financial condition, and which were previously filed by Tilray with the SEC, are specifically incorporated by reference into, and form an integral part of, this Circular:
(a)	Tilray’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020;
(b)	Tilray’s Definitive Proxy Statement on Schedule 14A filed on April 30, 2020 and Tilray’s Definitive Proxy Statement on Schedule 14A filed on April 15, 2019; and
(c)	Tilray’s Current Reports on Form 8-K filed with the SEC on December 16, 2020, December 21, 2020, February 12, 2021 and [•].
Tilray will provide copies of such documents incorporated by reference upon written or oral request to Tilray Investor Relations at (203) 682-8253, by email at Raphael.Gross@icrinc.com, or by going to Tilray’s Investor Relations page on its website at https://ir.tilray.com/investor-relations and clicking on the link titled “Financials”
Any statement contained in a document incorporated or deemed to be incorporated by reference herein that bears a date earlier than the date of this Circular shall be deemed to be modified or superseded, for the purposes of this Circular, to the extent that a statement contained herein, modifies or supersedes such statement. Any future filings made by Tilray with the SEC under Section 13(a), 13(c), 14, or 15(d) of the U.S. Exchange Act after the date of this Circular but before the Aphria Meeting will be automatically incorporated by reference into this Circular. Any statement contained in a document incorporated by reference herein that bears a date later than the date of this Circular shall be deemed to modify or supersede, for the purposes of this Circular, any statement contained or incorporated by reference herein to the extent that a statement contained therein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed to be an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, in its unmodified or non-superseded form, to constitute a part of this Circular.
ADDITIONAL INFORMATION
Additional information relating to Aphria and Tilray may be found on Aphria’s SEDAR profile at www.sedar.com and on Tilray’s EDGAR profile at www.sec.gov as well as at Aphria’s website at aphriainc.com and Tilray’s website at www.tilray.com. Financial information is provided in Aphria’s consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) for the most recently completed financial year. Aphria Shareholders may also contact the Chief Legal Officer and Corporate Secretary of Aphria at Christelle Gedeon to request copies of Aphria’s consolidated financial statements and MD&A.
Pursuant to NI 51-102, Aphria is required to annually send a request form to registered holders and beneficial owners of the Aphria’s securities, other than debt securities, that such registered holders and beneficial owners may use to request a copy of Aphria’s annual financial statements and MD&A, interim financial statements and MD&A, or both. Registered holders and beneficial owners should review the request form carefully. Copies of these documents can also be found at www.sedar.com.
Tilray files annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an Internet website that contains reports, proxy statements and other information regarding issuers, including Tilray, who file electronically with the SEC. The address of that site is www.sec.gov.

APPROVAL OF THIS JOINT PROXY STATEMENT/
MANAGEMENT INFORMATION CIRCULAR
The contents and the provision of this Circular have been approved by the Board of Directors of Aphria and the Board of Directors of Tilray.
DATED [•], 2021.
(signed) “Irwin D. Simon”	(signed) “Brendan Kennedy”

Irwin D. Simon Chief Executive Officer and Chair of the Board of Directors of Aphria Inc., on behalf of the Aphria Board	Brendan Kennedy President, Chief Executive Officer, and Chair of the Board of Directors of Tilray, Inc., on behalf of the Tilray Board

APPENDIX “A”
Execution Version
ARRANGEMENT AGREEMENT
BETWEEN
TILRAY, INC.
AND
APHRIA INC.
DECEMBER 15, 2020

A-ii

SCHEDULES
Schedule “A” - PLAN OF ARRANGEMENT
Schedule “B” - ARRANGEMENT RESOLUTION
Schedule “C” - REPRESENTATIONS AND WARRANTIES OF APHRIA
Schedule “D” - REPRESENTATIONS AND WARRANTIES OF TILRAY
Schedule “E” - GOVERNANCE MATTERS
Schedule “F” - REGULATORY CONSENTS AND APPROVALS
A-iii

ARRANGEMENT AGREEMENT
THIS AGREEMENT is made as of December 15, 2020,
BETWEEN:
APHRIA INC., a corporation existing under the laws of the Province of Ontario,
(“Aphria”)
- and -
TILRAY, INC., a corporation existing under the laws of the State of Delaware,
(“Tilray”)
WHEREAS:
(a)
the Tilray Board (as hereinafter defined) has unanimously determined, after consultation with its legal and financial advisors and reviewing the Tilray Fairness Opinion, that the business combination to be effected by way of the Plan of Arrangement is in the best interests of Tilray and the Tilray Shareholders. The Tilray Board has approved the transactions contemplated by this Agreement and unanimously determined to recommend approval of the Tilray Resolutions (as hereinafter defined) to the Tilray Shareholders;

(b)
the Aphria Board has unanimously determined, after consultation with its legal and financial advisors and reviewing the Aphria Fairness Opinion, that the business combination to be effected by way of the Plan of Arrangement is in the best interests of Aphria and unanimously determined to recommend approval of the Arrangement Resolution (as hereinafter defined) to the Aphria Shareholders;

(c)
concurrently with the execution and delivery of this Agreement, as a condition and inducement to the willingness of Aphria to enter into this Agreement, each of the Tilray Supporting Shareholders (as hereinafter defined) has entered into a Tilray Support Agreement (as hereinafter defined) pursuant to which, among other things, such Tilray Supporting Shareholder has agreed to vote its Tilray Shares in favour of the Tilray Resolutions; and

(d)
concurrently with the execution and delivery of this Agreement, as a condition and inducement to the willingness of Tilray to enter into this Agreement, each of the Aphria Supporting Shareholders (as hereinafter defined) has entered into an Aphria Support Agreement (as hereinafter defined) pursuant to which, among other things, such Aphria Supporting Shareholder has agreed to vote its Aphria Shares in favour of the Arrangement Resolution.

NOW THEREFORE in consideration of the premises and the covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:
ARTICLE 1
INTERPRETATION
Section 1.1 Defined Terms
As used in this Agreement, the following terms have the following meanings:
“1934 Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
“2016 Aphria Warrants” means the 200,000 warrants to acquire Aphria Shares issued by Aphria on September 26, 2016 and expiring on September 26, 2021.
“2020 Aphria Warrants” means the 7,022,472 warrants to acquire Aphria Shares issued by Aphria expiring January 30, 2022.
“Acquisition Proposal” means, with respect to a Party, other than the transactions contemplated by this Agreement and other than any transaction involving only a Party and/or one or more of its wholly-owned Subsidiaries, any written or oral offer, proposal, expression of interest or inquiry to a Party or its shareholders from any person or group of persons (other than from the other Party or any of its Subsidiaries) made after the date hereof relating to:
(a)
any direct or indirect acquisition or sale (or lease, exchange, license, transfer or other arrangement having the same economic effect as a sale), whether in a single transaction or a series of related transactions, of: (a) assets of such Party and/or one or more of its Subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of such Party and its Subsidiaries or that contribute 20% or more of the consolidated revenue or net income of such Party and its Subsidiaries; or (b) 20% or more of any class of outstanding voting or equity securities (or rights thereto) (and including securities convertible into or exercisable or exchangeable for voting or equity securities) of such Party or any one or more of its Subsidiaries that, individually or in the aggregate, constitute 20% of the consolidated assets of such Party and its Subsidiaries or that contribute 20% or more of the consolidated revenue or net income of such Party and its Subsidiaries;

(b)
any direct or indirect take-over bid, issuer bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in a person or group of persons acquiring beneficial ownership of 20% or more of any class of voting or equity securities of such Party (and including securities convertible into or exercisable or exchangeable for voting or equity securities)

(c)
any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, joint venture, partnership, liquidation, dissolution or other similar transaction involving such Party or any one or more of its Subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of such Party and its Subsidiaries or that contribute 20% or more of the consolidated revenue of such Party and its Subsidiaries; or

(d)	any other similar transactions involving such Party.
“Action” means any action, cause of action, claim, demand, litigation, suit, investigation, grievance, citation, summons, subpoena, inquiry, audit, hearing, arbitration or other similar civil, criminal or regulatory proceeding, in law or in equity.
“Affiliate” has the meaning specified in National Instrument 45-106 – Prospectus Exemptions.
“Agreement” means this Arrangement Agreement, including the Schedules hereto, the Aphria Disclosure Letter and the Tilray Disclosure Letter, as the same may be amended, supplemented or otherwise modified in accordance with the terms hereof.
“Amended Tilray Omnibus Plan” means the Amended and Restated 2018 Equity Incentive Plan that was adopted by Tilray on February 5, 2018 and amended and restated on May 21, 2018, with such further amendments as Aphria may provide to Tilray, subject to the approval of Tilray, which approval shall not be unreasonably withheld, which will include, among other things, provisions to provide for the Replacement RSUs, the Replacement DSUs and the Replacement Options.
“Anti-Corruption Laws” means any applicable law for the prevention or punishment of public or commercial corruption and bribery, including the U.S. Foreign Corrupt Practices Act, the Corruption of Foreign Public Officials Act (Canada), the U.K. Bribery Act 2010 and any applicable anti-corruption or anti-bribery law of any other applicable jurisdiction.
“Antitrust Laws” mean any antitrust, competition or trade regulation Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or preventing or lessening competition through merger or acquisition, including the HSR Act and the Competition Act.
“Aphria” has the definition ascribed thereto in the preamble to this Agreement.
“Aphria Assets” means all of the assets, properties (real or personal), permits, rights, licenses or other privileges (whether contractual or otherwise) of Aphria and its Subsidiaries.
“Aphria Balance Sheet” has the meaning ascribed thereto in Section 7(c) of Schedule “C”.
“Aphria Balance Sheet Date” has the meaning ascribed thereto in Section 7(c) of Schedule “C”.
“Aphria Benefit Plan” means any benefit or compensation plan, program, policy, practice, agreement, Contract, arrangement or other obligation, whether or not funded, which is sponsored or maintained by, or required to be contributed to, or with respect to which any potential liability is borne, by Aphria or any of its Subsidiaries with respect to the Aphria Employees or former Aphria Employees and includes: (i) employment, consulting, retirement, severance, termination or change in control agreements; and (ii) deferred compensation, equity-based, incentive, bonus, supplemental retirement, profit sharing, pension, insurance, medical, welfare, fringe or other material benefits or remuneration of any kind, including the Aphria Omnibus Incentive Plan.
“Aphria Board” means the board of directors of Aphria, as constituted from time to time.
“Aphria Board Recommendation” has the meaning ascribed thereto in Section 2.4(2).
“Aphria Change in Recommendation” has the meaning ascribed thereto in Section 7.2(1)(c)(i).
“Aphria Circular” means the notice of the Aphria Meeting and accompanying management information circular (including all schedules, appendices and exhibits thereto) to be sent to Aphria Securityholders in connection with the Aphria Meeting, including any amendments or supplements thereto.
“Aphria Convertible Senior Notes” means Aphria’s 5.25% convertible senior notes due 2024 issued under the Aphria Convertible Senior Note Indenture in the aggregate principal amount of $350,000,000 of which $259,240,000 are outstanding as of the date hereof.
“Aphria Convertible Senior Note Indenture” means that certain Indenture dated as of April 23, 2019, by and between Aphria and GLAS Trust Company LLC, as trustee, relating to the issuance by Aphria of the Aphria Convertible Senior Notes, as the same may be amended, restated, amended and restated, supplemented or modified from time to time.
“Aphria Convertible Senior Notes Supplemental Indenture” means a supplemental indenture by and between Aphria, Tilray and GLAS Trust Company LLC, as trustee, to the Aphria Convertible Senior Notes Indenture complying with Section 13.07 of the Aphria Convertible Senior Notes Indenture.
“Aphria Data” means all data contained in the Aphria Systems and all other information and data compilations used by Aphria or any of the Aphria Subsidiaries, whether or not in electronic form.
“Aphria Data Room” means the material contained in the “Aphria Inc. - Project Earth Lawyers”, “Aphria Inc. - Project Earth Clean Room” and “Aphria Inc. - Project Earth” virtual data rooms established by Aphria in connection with the transaction contemplated hereby as at the Data Room Cut-off Time.
“Aphria Disclosure Letter” has the meaning ascribed thereto in Section 3.1(1).
“Aphria Dissenting Shareholder” has the meaning specified in Section 1.1(i) of the Plan of Arrangement.
“Aphria DSUs” means the deferred share units of Aphria issued pursuant to the Aphria Benefit Plans.
“Aphria Employees” means the officers and employees of Aphria and its Subsidiaries.
“Aphria ERISA Affiliate” has the meaning ascribed thereto in Section 12(b) of Schedule “C”.
“Aphria Fairness Opinion” means the opinion of Jefferies LLC to the effect that, as of December 15, 2020, the Consideration to be received by the Aphria Shareholders is fair, from a financial point of view, to the Aphria Shareholders.
“Aphria Financial Statements” means (i) the audited consolidated financial statements of Aphria as at and for the financial years ended May 31, 2020 and 2019 and (ii) the Aphria Interim Financial Statements.
“Aphria Interim Financial Statements” means the unaudited interim condensed consolidated financial statements of Aphria for the three month periods ended August 31, 2020 and 2019.
“Aphria Leased Real Property” has the meaning ascribed thereto in Section 15(a) of Schedule “C”.
“Aphria Material Adverse Effect” means a Material Adverse Effect in respect of Aphria.
“Aphria Material Contract” has the definition ascribed thereto in Section 14(c) of Schedule “C”.
“Aphria Material Subsidiaries” means Broken Coast Cannabis Ltd., Aphria Germany GmbH, Aphria RX GmbH, CC Pharma GmbH, 1974568 Ontario Limited and Sweetwater Brewing Company, LLC.

“Aphria Meeting” means the special meeting of the Aphria Shareholders, including any adjournment or postponement thereof in accordance with the terms of this Agreement and the Interim Order, to be called and held in accordance with the Interim Order for the purpose of considering and, if thought advisable, approving the Arrangement Resolution, and for any other purpose as may be set out in the Aphria Circular and agreed to in writing by the Parties.
“Aphria Omnibus Incentive Plan” means the omnibus long-term incentive plan of Aphria approved at the annual and special meeting of Aphria Shareholders held on November 2, 2018.
“Aphria Options” means the outstanding options, if any, to purchase Aphria Shares issued pursuant to the Aphria Benefit Plans.
“Aphria Owned Real Property” has the meaning ascribed thereto in Section 15(a) of Schedule “C”.
“Aphria Permits” has the meaning ascribed thereto in Section 13(b) of Schedule “C”.
“Aphria Public Disclosure Record” means all documents and instruments filed by it under Securities Laws on SEDAR or EDGAR prior to the date of this Agreement.
“Aphria Real Property” has the meaning ascribed thereto in Section 15(a) of Schedule “C”.
“Aphria Real Property Lease” has the meaning ascribed thereto in Section 15(a) of Schedule “C”.
“Aphria Risk Policies” has the meaning ascribed thereto in Section 7(f) of Schedule “C”.
“Aphria RSUs” means the restricted share units issued under the Aphria Benefit Plans.
“Aphria Securityholders” means, collectively, the Aphria Shareholders, the holders of Aphria RSUs, Aphria DSUs, Aphria Options and Aphria Warrants.
“Aphria Shareholders” means the registered and/or beneficial holders of the Aphria Shares, as the context requires.
“Aphria Shares” means the common shares in the capital of Aphria as currently constituted.
“Aphria Subsidiaries” means the Subsidiaries of Aphria.
“Aphria Support Agreements” means the voting support agreements dated the date hereof and made between Tilray and the Aphria Supporting Shareholders.
“Aphria Supporting Shareholders” means the Persons who are party to the Aphria Support Agreements.
“Aphria Systems” means all information technology and computer systems (including Software, information technology and telecommunication hardware and other equipment) relating to the generation, transmission, storage, maintenance or processing of data and information, whether or not in electronic form, used in the conduct of the business of Aphria or any of the Aphria Subsidiaries.
“Aphria Termination Amount” means $65,000,000.
“Aphria Warrants” means collectively, the 2016 Aphria Warrants and the 2020 Aphria Warrants.
“ARC” means an advance ruling certificate issued by the Commissioner under Section 102 of the Competition Act.
“Arrangement” means the arrangement under Section 182 of the OBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Agreement or made at the direction of the Court in the Final Order with the consent of Aphria and Tilray, each acting reasonably.
“Arrangement Resolution” means the special resolution approving the Arrangement to be considered, and, if thought advisable, passed by the Aphria Shareholders at the Aphria Meeting to be substantially in the form and content set out in Schedule “B” hereto.
“Articles of Arrangement” means the articles of arrangement of Aphria in respect of the Arrangement, required by the OBCA to be sent to the Director after the Final Order is made, which will include the Plan of Arrangement and otherwise be in form and content satisfactory to Aphria and Tilray, each acting reasonably.
“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major commercial banking institutions in Toronto, Ontario or New York, New York are required by Law to be closed for business.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act.
“Certificate of Arrangement” means the certificate of arrangement giving effect to the Arrangement, issued by the Director pursuant to the OBCA after the Articles of Arrangement have been filed.
“Change in Recommendation” means, in respect of Tilray, a Tilray Change in Recommendation and in respect of Aphria, means an Aphria Change in Recommendation.
“Closing” means the consummation of the transactions contemplated in this Agreement.
“Closing Date” means the date upon which Closing occurs.
“Code” means the United States Internal Revenue Code of 1986, as amended.
“Commissioner” means the Commissioner of Competition appointed under the Competition Act and any person authorized under the Competition Act to exercise the powers and perform the duties of the Commissioner of Competition and shall include the Competition Bureau.
“Competition Act” means the Competition Act (Canada), as may be amended.
“Competition Act Approval” means one of the following shall have occurred with respect to the transactions contemplated by this Agreement:
(1)	an ARC shall have been issued by the Commissioner; or
(2)	the Commissioner shall have issued a No-Action Letter and the applicable waiting period under section 123 of the Competition Act has expired or been waived.
“Confidentiality Agreement” means the non-disclosure agreement dated February 16, 2020 between Aphria and Tilray.
“Consideration” means the consideration payable pursuant to the Plan of Arrangement to a Person who is an Aphria Shareholder.
“Consideration Shares” means the shares of Tilray Class 2 Common Stock to be received by holders of Aphria Shares (other than Aphria Dissenting Shareholders who are ultimately entitled to receive fair value for their Aphria Shares in accordance with the Plan of Arrangement).
“Contract” means any written binding agreement, arrangement, commitment, engagement, contract, franchise, license, lease, obligation, note, bond, mortgage, indenture, undertaking, joint venture or other obligation.
“Court” means the Ontario Superior Court of Justice (Commercial List) or any other court with jurisdiction to consider and issue the Interim Order and the Final Order.
“COVID-19” means the coronavirus disease 2019 (dubbed as COVID-19), caused by the severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2) and/or any evolutions thereof or any other virus or disease developing from or arising as a result of SARS-CoV-2 and/or COVID-19.
“COVID-19 Measures” means any action required to be taken by a Party as a result of, or related to, COVID-19, to the extent required by applicable Law.
“Data Room Cut-off Time” means 12:00 p.m. (Toronto time) on December 15, 2020.
“Depositary” means Odyssey Trust or such other depositary as may be agreed upon by the Parties, acting reasonably.
“Derivative Product” means each Contract for any futures transaction, swap transaction, collar transaction, floor transaction, cap transaction, option, warrant, forward purchase or sale transaction relating to one or more currencies, commodities, interest rates, bonds, equity securities, loans, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.
“Director” means the Director appointed under section 278 of the OBCA.

“Dissent Rights” means the rights of dissent of registered Aphria Shareholders in respect of the Arrangement described in Article 4 of the Plan of Arrangement.
“Economic Sanctions/Trade Laws” means all applicable Laws relating to anti-terrorism, the importation of goods, export controls, antiboycott, and Sanctions Targets, including prohibited or restricted international trade and financial transactions and lists maintained by any Governmental Entity, agency, authority or Person targeting certain countries, territories, or Persons, including the United States Export Administration Act and implementing Export Administration Regulations, the Arms Export Control Act and implementing International Traffic in Arms Regulations and the various economic sanctions laws administered by OFAC.
“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval system of the SEC.
“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.
“Effective Time” means 12:01a.m. (Toronto time) on the Effective Date or such other time as the Parties agree in writing before the Effective Date.
“Environmental Law” means any Law relating to: (i) the protection, investigation or restoration of the environment or public health and safety matters; or (ii) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance.
“Environmental Claim” means any claim, action, cause of action, order, proceeding, investigation or notice by any Person alleging potential liability (including potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from (a) the presence, Release or threatened Release of any Hazardous Substances at any location, whether or not owned or operated by Tilray or Aphria, or (b) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law.
“Final Order” means the order of the Court in a form acceptable to Aphria and Tilray, each acting reasonably, approving the Arrangement under section 182(5) of the OBCA, as such order may be affirmed, amended, modified, supplemented or varied by the Court with the consent of the Parties, each acting reasonably, at any time prior to the Effective Date or, if appealed and a stay of the final order is obtained pending appeal, then, unless such appeal is withdrawn, abandoned or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Aphria and Tilray, each acting reasonably) on appeal.
“Governmental Entity” means: (i) any international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public body, authority or department, central bank, court, tribunal, arbitral body, commission, board, bureau, commissioner, ministry, governor in council, agency or instrumentality, domestic or foreign; (ii) any subdivision or authority of any of the above; (iii) any quasi-governmental, administrative or private body, including any tribunal, commission, committee, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (iv) any stock exchange.
“Government Official” has the meaning ascribed thereto in Section 23(a)(i) of Schedule “C”.
“Hazardous Substance” means any element, waste or other substance, whether natural or artificial, and whether consisting of gas, liquid, solid or vapour, that is prohibited, listed, defined, judicially interpreted, designated or classified as dangerous, hazardous, radioactive, explosive, toxic, a pollutant or a contaminant under or pursuant to any Environmental Laws.
“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, supplemented or restated from time to time and any successor to such statute and the rules and regulations promulgated thereunder.
“HSR Approval” means (a) all applicable filings pursuant to the HSR Act shall have been made and all applicable waiting periods shall have expired or been terminated; and (b) neither the Antitrust Division of the United States Department of Justice nor the United States Federal Trade Commission has obtained an injunction or restraining or other Order, whether under the HSR Act or otherwise, preventing the transactions contemplated by this agreement that remains in effect on the Closing Date.
“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board and as applicable at the relevant time.

“Indebtedness” of any Person means:
(a)
indebtedness created, issued or incurred by such Person for borrowed money (whether by loan or the issuance and sale of debt securities or the sale of property of such Person to another Person subject to an understanding or agreement, contingent or otherwise, to repurchase such property) or payment obligations issued or incurred by such Person in substitution or exchange for payment obligations for borrowed money;

(b)	obligations of such Person to pay the deferred purchase or acquisition price for any property of such Person or any services received by such Person, including, in any such case, “earnout” payments;
(c)	obligations of such Person in respect of letters of credit or similar instruments issued or accepted by banks and other financial institutions for the account of such Person;
(d)
obligations of such Person to pay rent or other amounts under a lease of (or other agreement conveying the right to use) any property to such Person to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under U.S. GAAP (in the case of Tilray or the Tilray Subsidiaries) or IFRS (in the case of Aphria or the Aphria Subsidiaries);

(e)
payment obligations secured by (or for which the holder of such payment obligations has an existing right, contingent or otherwise, to be secured by) any Lien other than a Permitted Lien, on assets or properties of such Person, whether or not the obligations secured thereby have been assumed;

(f)	obligations to repay deposits or other amounts advanced by and therefore owing to any party that is not an Affiliate of such Person; and
(g)	obligations of such Person under any Derivative Product; and
(h)
indebtedness of others as described in the foregoing clauses (a) through (g) above in any manner guaranteed by such Person or for which such Person is or may become contingently liable; but Indebtedness does not include accounts payable to trade creditors, or accrued expenses arising in the Ordinary Course, in each case, that are not yet due and payable, or are being disputed in good faith, and the endorsement of negotiable instruments for collection in the Ordinary Course.

“Intellectual Property” means all intellectual property rights recognized throughout the world, including all Canadian, U.S. and foreign (i) patents, patent applications, patent disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof, (ii) trademarks, service marks, names, business names, corporate names, trade names, domain names, social media accounts, logos, slogans, trade dress, distinguishing guises and other similar designations of source or origin, together with the goodwill symbolized by or associated with any of the foregoing, (iii) copyrights and copyrightable subject matter and works of authorship, (iv) proprietary rights in computer programs (whether in source code, object code, or other form), databases, algorithms, compilations and other collections of data, and in all documentation, including user manuals and training materials, related to any of the foregoing (collectively, “Software”), (v) trade secrets, confidential information, ideas, know-how, inventions, proprietary processes, designs, technology, formulae, formulations, specifications, models and methodologies, and any documentation relating to any of the foregoing, and (vi) all applications and registrations for the foregoing.
“Interim Order” means the interim order of the Court pursuant to Section 182(5) of the OBCA in a form acceptable to Aphria and Tilray, each acting reasonably, providing for, among other things, the calling and holding of the Aphria Meeting, as such order may be amended, modified, supplemented or varied by the Court with the consent of Aphria and Tilray, each acting reasonably, at any time prior to the Final Order or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal.
“Law” means any and all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, notices, judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, rulings, determinations or awards, decrees or other requirements of any Governmental Entity having the force of law and any legal requirements arising under the common law or principles of law or equity and the term “applicable” with respect to such Laws and, in the context that refers to any Person, means such Laws as are applicable at the relevant time or times to such Person or its business, undertaking, property or securities and emanate from a Governmental Entity having jurisdiction over such Person or its business, undertaking, property or securities.

“Lien” means any mortgage, deed of trust, charge, pledge, hypothec, security interest, easement, right of way, zoning restriction, lien (statutory or otherwise), or other third party encumbrance, in each case, whether contingent or absolute.
“Matching Period” has the meaning ascribed to it in Section 5.4(1)(d).
“Material Adverse Effect” means in respect of any Person, any change, event, occurrence, effect, state of facts, development, condition or circumstance, that, individually or in the aggregate with other such changes, events, occurrences, effects, state of facts, developments, conditions or circumstances is or would reasonably be expected to be material and adverse to the business, operations, financial condition or results of operations of that Person and its Subsidiaries, taken as a whole, except to the extent that any such change, event, occurrence, effect, state of facts, development, condition or circumstance results from or arises in connection with:
(i)	changes, developments or conditions generally affecting the industry (taking into account relevant geographies) in which such Person and its Subsidiaries operate generally;
(ii)
any change in global, national or regional political conditions (including strikes, lockouts, riots or facility takeover for emergency purposes), economic, business, banking, regulatory, currency exchange, interest rate, inflationary conditions or financial, capital or commodity market conditions, in each case whether national or global;

(iii)	any act of terrorism or any outbreak of hostilities or declared or undeclared war, or any escalation or worsening of such acts of terrorism, hostilities or war;
(iv)	any epidemics, pandemics or disease outbreak or other public health condition (including COVID-19), earthquakes, volcanoes, tsunamis, hurricanes, tornados or other natural disasters or acts of God;
(v)
any adoption, proposal, implementation or other change in Law, or interpretation of Law by any Governmental Entity, including any Laws in respect to Taxes, IFRS or regulatory accounting requirements, in each case after the date hereof;

(vi)	any generally applicable change in applicable accounting principles, including IFRS and U.S. GAAP;
(vii)
any actions taken (or omitted to be taken) (1) at the written request, or with the prior written consent, of the other Party hereto, (2) as required by Law, or (3) in accordance with the terms of this Agreement;

(viii)
the failure in and of itself of the Person to meet any internal or published projections, forecasts or guidance or estimates of revenues, earnings or cash flows of such Person or of any securities analysts, it being understood that the causes underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred;

(ix)	the announcement of the Transaction or the pendency of the Transaction; and
(x)
any decrease in the market price or any decline in the trading volume of the equity securities of the Person (it being understood that the causes underlying such change in trading price or trading volume, other than those identified in paragraphs (i) through (vii) above may be taken into account in determining whether a Material Adverse Effect has occurred);

but provided in the case of (i) through (vi), such change, event, occurrence, effect, state of facts, development, condition or circumstance does not have a disproportionately greater impact or effect on the Person and its Subsidiaries taken as a whole, as compared to companies in comparable industries, of comparable economic size, and operating in substantially the same jurisdictions. Notwithstanding the foregoing, references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretative for purposes of determining whether a Material Adverse Effect has occurred.
“Misrepresentation” has the meaning ascribed thereto under the Securities Act (Ontario).
“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.
“Money-Laundering Laws” means any law governing financial recordkeeping and reporting requirements, including the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the U.S. Currency and

Foreign Transaction Reporting Act of 1970, the U.S. Money Laundering Control Act of 1986, and any applicable money laundering-related laws of other jurisdictions where Tilray or Aphria, as applicable, and their respective Subsidiaries conduct business, conduct financial transactions or own assets.
“Nasdaq” means the Nasdaq Global Select Market.
“NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators.
“No Action Letter” means a letter from the Commissioner advising that the Commissioner does not, at that time, intend to make application under section 92 of the Competition Act with respect to the Arrangement and the other transactions contemplated by this Agreement.
“OBCA” means the Business Corporations Act (Ontario).
“OFAC” means the Office of Foreign Assets Control of the U.S. Treasury Department.
“Order” means any: (A) order, judgment, injunction, edict, decree, ruling, pronouncement, determination, decision, opinion, verdict, sentence, subpoena, writ or award issued, made, entered, rendered or otherwise put into effect by or under the authority of any court, administrative agency or other Governmental Entity or any arbitrator or arbitration panel; or (B) Contract with any Governmental Entity entered into in connection with any Action.
“Ordinary Course” means, with respect to an action taken by any Person, that such action is substantially consistent in nature and scope with the past practices of such Person and is taken in the normal day-to-day operations of the business of such Person and, in any case, is not unreasonable or unusual in the circumstances when considered in the context of the provisions of this Agreement, and for greater certainty, including all COVID-19 Measures.
“Organizational Documents” means: (i) with respect to any Person that is a corporation, its articles, charter or certificate of incorporation or memorandum and articles of association, as the case may be, and by-laws; (ii) with respect to any Person that is a partnership, its certificate of partnership and partnership agreement; (iii) with respect to any Person that is a limited liability company, its certificate of formation and limited liability company or operating agreement; (iv) with respect to any Person that is a trust or other entity, its declaration or agreement of trust or other constituent document; and (v) with respect to any Person similar to but not set out in (i) through (iv) of this definition, its comparable organizational documents (including a declaration of trust, partnership agreement, articles of continuance, arrangement or amalgamation).
“Outside Date” means July 31, 2021, or such later date as may be agreed to in writing by the Parties, subject to the right of any Party to extend the Outside Date for up to an additional 60 days (in 30-day increments) if (i) the Required Regulatory Approvals have not been obtained and have not been denied by a non-appealable decision of a Governmental Entity or (ii) the Final Order has not been obtained as a result or consequence of, or in connection with, the COVID-19 pandemic, in each case, by giving written notice to the other Party to such effect no later than 5:00 p.m. (Toronto time) on the date that is not less than two Business Days prior to the original Outside Date (and any subsequent Outside Date); provided that notwithstanding the foregoing, a Party shall not be permitted to extend the Outside Date if the failure to obtain any of the Required Regulatory Approvals or the Final Order is primarily the result of such Party’s wilful breach of this Agreement.
“Parties” means, together, Aphria and Tilray and “Party” means any one of them.
“Permit” means any lease, license, permit, certificate, consent, order, grant, approval, classification, registration or other authorization of or from any Governmental Entity.
“Permitted Liens” means, in respect of any Party or any of its Subsidiaries, any one or more of the following:
(a)
easements, rights of way, servitudes and similar rights in land including rights of way and servitudes for highways and other roads, railways, sewers, drains, gas and oil pipelines, gas and water mains, electric light, power, telephone, telegraph or cable television conduits, poles, wires and cables that do not materially adversely affect the Aphria Assets or the Tilray Assets, as the case may be;

(b)
contractual or statutory mechanic’s, materialmen’s, warehouseman’s, journeyman’s and carrier’s Liens and other similar Liens arising in the Ordinary Course for amounts not yet delinquent and Liens for Taxes or assessments that are not yet delinquent or that are being contested in good faith and in each case for which adequate reserves have been established in accordance with U.S. GAAP (in the case of Tilray or the Tilray Subsidiaries) or IFRS (in the case of Aphria or the Aphria Subsidiaries) by the party responsible for payment thereof;
(c)
such title defects as (A) Aphria (in the case of title defects with respect to properties or assets of Tilray or any of the Tilray Subsidiaries) may have expressly waived in writing or (B) Tilray (in the case of title defects with respect to properties or assets of Aphria or any of the Aphria Subsidiaries) may have expressly waived in writing;

(d)
customary rights of general application reserved to or vested in any Governmental Entity to control or regulate any of Tilray’s or Aphria’s or their respective Subsidiaries’ properties or assets in any manner; provided however that such Liens, encumbrances, exceptions, agreements, restrictions, limitations, Contracts and rights (i) were not incurred in connection with any indebtedness and (ii) do not, individually or in the aggregate, have an adverse effect on the value or materially impair or add material cost to the use of the subject property;

(e)
Liens incurred, created and granted in the Ordinary Course to a public utility, municipality or Governmental Entity in connection with operations conducted with respect to the Aphria Assets, but only to the extent those Liens relate to costs and expenses for which payment is not due or delinquent;

(f)	in respect of Aphria, any Lien listed in Section 1.1(b) of the Aphria Disclosure Letter under the heading “Permitted Liens”; and
(g)	in respect of Tilray, any Lien listed in Section 1.1(b) of the Tilray Disclosure Letter under the heading “Permitted Liens”.
“Person” includes any individual, partnership, limited partnership, association, body corporate, corporation, company, organization, joint venture, trust, estate, trustee, executor, administrator, legal representative, government (including a Governmental Entity), syndicate or other entity.
“Personal Information” means information about an identifiable individual and includes any information that constitutes personal information within the meaning of all applicable Privacy Laws.
“Plan of Arrangement” means the plan of arrangement, substantially in the form set out in Schedule “A” hereto, subject to any amendments or variations to such plan made in accordance with this Agreement or made at the direction of the Court in the Final Order with the consent of Aphria and Tilray, each acting reasonably.
“Pre-Closing Period” has the meaning ascribed to it in Section 4.1.
“Privacy Law” means the Personal Information Protection and Electronic Documents Act (Canada), the Freedom of Information and Protection of Privacy Act (Ontario) and any comparable applicable Law of any jurisdiction.
“Privacy Notices” means any notices, policies, disclosures, or public representations by Aphria or any of the Aphria Subsidiaries, and Tilray or any of the Tilray Subsidiaries, as the case may be, in respect of Aphria’s or Tilray’s, as the case may be, processing of Personal Information or privacy practices.
“Representatives”, with respect to any Party, means the officers, directors, employees, accountants, legal counsel, financial advisors, consultants, financing sources and other advisors and representatives of such Party and such Party’s Affiliates.
“Regulatory Approval” means any consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with (including any notice required to be provided to), any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity, and with respect to such consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Entity, it shall not have been withdrawn, terminated, lapsed, expired or is otherwise no longer effective, in each case in connection with the Transaction and includes the Required Regulatory Approvals. For greater certainty, all notifications, filings and approvals required from or required to be provided to Health Canada in connection with the consummation of the transactions contemplated herein all constitute Regulatory Approvals.
“Release” means any depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, migrating, injecting, escaping, leaching, seeping, dumping or disposing.

“Replacement DSUs” means the deferred share units to be issued by Tilray in exchange for each of the outstanding Aphria DSUs at the Effective Time pursuant to the Plan of Arrangement.
“Replacement Options” means the options to purchase Tilray Shares issued in exchange for each of the outstanding Aphria Options at the Effective Time.
“Replacement RSUs” means the restricted stock units to be issued by Tilray in exchange for each of the outstanding Aphria RSUs at the Effective Time pursuant to the Plan of Arrangement.
“Replacement Warrants” means the warrants to purchase Tilray Shares to be issued by Tilray in exchange for each of the outstanding 2016 Aphria Warrants at the Effective Time pursuant to the Plan of Arrangement.
“Required Regulatory Approvals” means the Stock Exchange Approval, the Competition Act Approval, the HSR Approval and those consents and approvals set out in Schedule “F”.
“Sanctions Target” means (A) any country or territory that is the target of country-wide or territory-wide Economic Sanctions/Trade Laws; (B) a Person that is on the list of Specially Designated Nationals and Blocked Persons or any of the other sanctions Persons lists published by OFAC, or any equivalent list of sanctioned Persons issued by the U.S. Department of State, the United Nations, the European Union or Canada; (C) a Person that is located in or organized under the laws of a country or territory that is identified as the subject of country-wide or territory-wide Economic Sanctions/Trade Laws; or (D) an entity owned fifty percent (50%) or more or controlled by a country or territory identified in clause (A) or Person in clause (B) above.
“SEC” means the United States Securities and Exchange Commission.
“Securities Authority” means the Ontario Securities Commission, the SEC and any other applicable securities commission or securities regulatory authority of a province or territory of Canada, the United States or any other jurisdiction with authority in respect of the Parties and/or the Subsidiaries.
“Securities Laws” means the Securities Act (Ontario), U.S. Securities Laws and any other applicable Canadian provincial and territorial or United States securities Laws, rules, orders, notices, promulgations and regulations and published policies thereunder.
“SEDAR” means the System for Electronic Document Analysis Retrieval.
“SOX” means the Sarbanes-Oxley Act of 2002.
“Stock Exchange Approval” means the conditional approval of Nasdaq to list the Consideration Shares, and any Tilray Shares issuable upon the exercise of any Replacement Options, Replacement RSUs, Replacement DSUs, Aphria Warrants, Replacement Warrants and Aphria Convertible Senior Notes, in each case subject only to customary listing conditions.
“Subsidiary” has the meaning ascribed thereto in National Instrument 45-106 – Prospectus Exemptions.
“Superior Proposal” means an unsolicited bona fide written Acquisition Proposal from a person who is an arm’s length third party, made after the date of this Agreement:
(1)
to acquire not less than all of the outstanding Tilray Shares or Aphria Shares, as applicable (other than Tilray Shares or Aphria Shares, as applicable, beneficially owned by the person or persons making such Acquisition Proposal), or all or substantially all of the assets of the Party and its Subsidiaries on a consolidated basis;

(2)	that complies with Securities Laws and did not result from or involve a breach of Article 5 of this Agreement or any agreement between the Person making such Acquisition Proposal and such Party;
(3)
that is not subject to any financing condition and in respect of which it has been demonstrated to the satisfaction of the board of directors of such Party, acting in good faith (after receipt of advice from its financial advisors and its outside legal counsel) that adequate arrangements have been made in respect of any financing required to complete such Acquisition Proposal;

(4)	that is not subject to any due diligence and/or access condition;

(5)
that is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person or group of persons making such proposal; and

(6)
in respect of which the board of directors of such Party and any relevant committee thereof determines, in good faith after consultation with its legal counsel and financial advisor(s) and after taking into account all the terms and conditions of the Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person or group of persons making such Acquisition Proposal, would, if consummated in accordance with its terms and without assuming away the risk of non-completion, result in a transaction more favourable to the holders of such Party’s common shares, from a financial point of view, than the Arrangement (including after considering any proposal to adjust the terms and conditions of the Arrangement as contemplated by Section 5.4(2)).

“Superior Proposal Notice” has the meaning ascribed thereto in Section 5.4(1)(b).
“Supplemental Aphria Note Indenture” means the Aphria Convertible Senior Note Indenture, as supplemented on the Effective Time pursuant to the Aphria Convertible Senior Notes Supplemental Indenture.
“Tax” (including, with correlative meaning, the term “Taxes”) means: (i) any and all governmental taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, branch profits, franchise, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, consumption of resources, emissions, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment/unemployment insurance, health insurance and government pension plan premiums or contributions including any installments or prepayments in respect of any of the foregoing; (ii) all interest, penalties, fines, additions to tax imposed by any Governmental Entity on or in respect of amounts of the type described in clause (i) above or this clause (ii); and (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or as a result of being a transferee or successor in interest to any party.
“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended.
“Taxing Authority” means the Internal Revenue Service, Canada Revenue Agency and any other domestic or foreign Governmental Entity responsible for the administration or collection of any Taxes.
“Tax Returns” means all returns and reports (including elections, designations, declarations, notices, disclosures, schedules, estimates and information returns) filed with or supplied to, or required to be filed with or supplied to, a Governmental Entity in connection with any Tax, including all amendments, attachments or supplements thereto and whether in tangible or electronic form.
“Tilray” has the definition ascribed thereto in the preamble to this Agreement.
“Tilray Assets” means all of the assets, properties (real or personal), permits, rights, licenses or other privileges (whether contractual or otherwise) of Tilray and its Subsidiaries.
“Tilray Balance Sheet” has the meaning ascribed thereto in Section 7(c) of Schedule “D”.
“Tilray Balance Sheet Date” has the meaning ascribed thereto in Section 7(c) of Schedule “D”.
“Tilray Benefit Plan” means any benefit or compensation plan, program, policy, practice, agreement, Contract, arrangement or other obligation, whether or not funded, which is sponsored or maintained by, or required to be contributed to, or with respect to which any potential liability is borne, by Tilray or any of its Subsidiaries with respect to the Tilray Employees or former Tilray Employees and includes: (i) employment, consulting, retirement, severance, termination or change in control agreements; and (ii) deferred compensation, equity-based, incentive, bonus, supplemental retirement, profit sharing, pension, insurance, medical, welfare, fringe or other material benefits or remuneration of any kind.
“Tilray Board” means the board of directors of Tilray, as constituted from time to time.

“Tilray Board Recommendation” has the meaning ascribed thereto in Section 2.6(2).
“Tilray CEO Resignation Agreement” means the resignation agreement entered into on the date hereof between Tilray and Mr. Brendan Kennedy pursuant to which, among other things, Mr. Kennedy has resigned as an employee and officer of Tilray, effective as of the Effective Time.
“Tilray Class 1 Common Stock” means the Class 1 common stock of Tilray, US$0.0001 par value per share.
“Tilray Change in Recommendation” has the meaning ascribed thereto in Section 7.2(1)(d).
“Tilray Class 2 Common Stock” means the Class 2 common stock of Tilray, US$0.0001 par value per share.
“Tilray Convertible Senior Notes” means Tilray’s 5.00% convertible senior notes due 2023 issued under the Tilray Convertible Senior Note Indenture in the aggregate principal amount of US$450,000,000.
“Tilray Convertible Senior Note Indenture” means that certain Indenture dated as of October 10, 2018, by and between Tilray and GLAS Trust Company LLC, as trustee, relating to the issuance by Tilray of the Tilray Convertible Senior Notes, as the same may be amended, restated, amended and restated, supplemented or modified from time to time.
“Tilray Data” means all data contained in the Tilray Systems and all other information and data compilations used by Tilray or any of the Tilray Subsidiaries, whether or not in electronic form.
“Tilray Data Room” means the material contained in the “Project Earth” and “Project Earth—Clean Room” virtual data rooms established by Tilray in connection with the transaction contemplated hereby as at the Data Room Cut-off Time.
“Tilray Disclosure Letter” has the meaning ascribed thereto in Section 3.1(1).
“Tilray Employees” means the officers and employees of Tilray and its Subsidiaries.
“Tilray ERISA Affiliate” has the meaning ascribed thereto in Section 12(b) of Schedule “D”.
“Tilray Fairness Opinion” means (i) the opinion of Cowen, LLC dated December 15, 2020 that, subject to the qualifications set forth therein, the Exchange Ratio (as defined in the Plan of Arrangement) is fair, from a financial point of view, to Tilray and (ii) the opinion of Imperial Capital, LLC dated December 15, 2020 that, subject to the qualifications set forth therein, the Exchange Ratio (as defined in the Plan of Arrangement) is fair, from a financial point of view, to Tilray.
“Tilray Financial Statements” means (i) the audited consolidated financial statements of Tilray as at and for the financial years ended December 31, 2020 and 2019 and (ii) the Tilray Interim Financial Statements.
“Tilray Interim Financial Statements” means the unaudited interim condensed consolidated financial statements of Tilray for the three and nine month periods ended September 30, 2020 and 2019.
“Tilray Leased Real Property” has the meaning ascribed thereto in Section 15(a) of Schedule “D”.
“Tilray Material Adverse Effect” means a Material Adverse Effect in respect of Tilray.
“Tilray Material Contract” has the definition ascribed thereto in Section 14(c) of Schedule “D”.
“Tilray Meeting” means the special meeting of the Tilray Shareholders, including any adjournment or postponement thereof in accordance with the terms of this Agreement, to be called and held to consider the Tilray Resolutions and for any other purpose as may be set out in the Tilray Proxy Statement and agreed to in writing by the Parties.
“Tilray Options” means the outstanding options, if any, to purchase Tilray Shares issued pursuant to the Tilray Benefit Plans.
“Tilray Owned Real Property” has the meaning ascribed thereto in Section 15(a) of Schedule “D”.
“Tilray Permits” has the meaning ascribed thereto in Section 13(b) of Schedule “D”.
“Tilray Preferred Stock” means the preferred stock of Tilray, US$0.0001 par value per share.
“Tilray Proxy Statement” means the notice of the Tilray Meeting and accompanying proxy statement (including all schedules, appendices and exhibits thereto) to be sent to Tilray Shareholders in connection with the Tilray Meeting, including any amendments or supplements thereto.

“Tilray Public Disclosure Record” means all documents and instruments filed by it under Securities Laws on SEDAR or on EDGAR prior to the date of this Agreement.
“Tilray Resolutions” means (1) an ordinary resolution of the Tilray Shareholders approving the adoption of the Revised Tilray Organizational Documents, (2) an ordinary resolution of the Tilray Shareholders approving the adoption of the Amended Tilray Omnibus Plan and (3) an ordinary resolution of the Tilray Shareholders approving the issuance of the Consideration Shares, each to be considered at the Tilray Meeting.
“Tilray Risk Policies” has the meaning ascribed thereto in Section 7(f) of Schedule “D”.
“Tilray RSAs” means the restricted stock awards issued to eligible participants under a Tilray Benefit Plan.
“Tilray RSUs” means the restricted stock units issued to eligible participants under a Tilray Benefit Plan.
“Tilray SEC Documents” has the meaning ascribed thereto in Section 7(a) of Schedule “D”.
“Tilray Shareholders” means the registered and/or beneficial holders of the Tilray Shares, as the context requires.
“Tilray Shareholder Approval” means the approval of the Tilray Resolutions by a majority of Tilray Shares outstanding and entitled to vote thereon.
“Tilray Shares” means, collectively, the Tilray Class 1 Common Stock and the Tilray Class 2 Common Stock.
“Tilray Subsidiaries” means the Subsidiaries of Tilray.
“Tilray Support Agreements” means the voting support agreements dated the date hereof and made between Aphria and the Tilray Supporting Shareholders.
“Tilray Supporting Shareholders” means the Persons who are party to the Tilray Support Agreements.
“Tilray Systems” means all information technology and computer systems (including Software, information technology and telecommunication hardware and other equipment) relating to the generation, transmission, storage, maintenance or processing of data and information, whether or not in electronic form, used in the conduct of the business of Tilray or any of the Tilray Subsidiaries.
“Tilray Termination Amount” means $65,000,000.
“Tilray Warrants” means the Tilray warrants outstanding as of the date hereof and issued pursuant to the underwriting agreement dated March 13, 2020 entered into between Tilray and Canaccord Genuity LLC.
“Trade Secret” means (i) confidential know how, methods, technical information, data, processes, or plans, and (ii) all trade secrets within the meaning of applicable law.
“Transaction” means the transaction resulting from the completion of the Arrangement, including the acquisition of all of the Aphria Shares by Tilray, and completion of the other transactions contemplated by the Plan of Arrangement.
“Transaction Expenses” means for either Party all costs, fees, charges, expenses and obligations incurred by or on behalf of such Party and its affiliates in connection with or relating to the preparation, execution and performance of this Agreement and the Plan of Arrangement and the transactions contemplated hereby and thereby, including all fees and out of pocket expenses of all representatives of such Party, including lawyers, accountants, and financial advisors (excluding all broker, finder or investment banker fees, or success fees); provided, such amount shall not exceed $10,000,000.
“TSX” means the Toronto Stock Exchange and any successor thereto.
“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.
“U.S. GAAP” means generally accepted accounting principles, as in effect in the United States of America.
“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
“U.S. Securities Laws” means the U.S. Securities Act, the 1934 Exchange Act and all other state securities Laws and the rules and regulations promulgated thereunder.

“Wilful Breach” of any representation, warranty or covenant of a Party means that, as applicable, a senior officer of the breaching Party (1) had actual knowledge that a representation or warranty of the Party to which he or she served as a senior officer was materially false when made or (2) as to a covenant herein, directed or allowed the applicable Party to take an action, fail to take an action or permit an action to be taken or occur that he or she knew at such time constituted a material breach of a covenant herein by such Party.
Section 1.2 Certain Rules of Interpretation
In this Agreement, unless otherwise specified:
(1)
Headings, etc. The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement.

(2)	Currency. All references to dollars or to “$” are references to Canadian dollars unless otherwise indicated. All references to U.S. dollars or to “US$” are references to United States dollars.
(3)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number also include the plural and vice versa.
(4)
Certain Phrases, etc. The words: (i) “including”, “includes” and “include” mean “including (or includes or include) without limitation”; (ii) “day” means “calendar day”; (iii) “hereof”, “herein”, “hereunder” and words of similar import, will refer to this Agreement as a whole and not to any particular provision of this Agreement; (iv) “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”; and (v) unless stated otherwise, “Article”, “Section”, “Subsection” and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Agreement.

(5)
Definition of “made available”. The term “made available” means: (i) copies of the subject materials were included in the Aphria Public Disclosure Record; (ii) copies of the subject materials were included in the Tilray Public Disclosure Record; or (iii) complete and unredacted copies of the subject materials were included in the Tilray Data Room or the Aphria Data Room, as applicable, as of the Data Room Cut-off Time.

(6)
Knowledge. Where any representation or warranty is expressly qualified by reference to the knowledge of Aphria, it means the actual knowledge, after due inquiry regarding the relevant matter, of Irwin D. Simon, the Chief Executive Officer and Carl Merton, the Chief Financial Officer of Aphria. Where any representation or warranty is expressly qualified by reference to the knowledge of Tilray, it means the actual knowledge, after due inquiry regarding the relevant matter, of Brendan Kennedy, the Chief Executive Officer and Michael Kruteck, the Chief Financial Officer of Tilray.

(7)
Capitalized Terms. All capitalized terms used in any Schedule or in the Aphria Disclosure Letter have the meanings ascribed to them in this Agreement unless specifically defined in the Aphria Disclosure Letter.

(8)	Accounting Terms.
(a)
All accounting terms used in respect of Aphria are to be interpreted in accordance with IFRS and all determinations of an accounting nature in respect of Aphria required to be made will be made in a manner consistent with IFRS.

(b)
All accounting terms used in respect of Tilray are to be interpreted in accordance with U.S. GAAP and all determinations of an accounting nature in respect of Tilray required to be made will be made in a manner consistent with U.S. GAAP.

(9)
Statutes. Any reference to a statute refers to such statute, or successor thereto, and all rules, resolutions and regulations made under it, or its successor, respectively, as it or its successor, or they, may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(10)
Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Agreement by a Person is not a Business Day, such action will be required or permitted to be taken on the next succeeding day which is a Business Day.
(11)	Time References. References to time are to local time, Toronto, Ontario.
(12)
Subsidiaries. To the extent any covenants or agreements relate, directly or indirectly, to a Subsidiary of Aphria or Tilray, each such provision will be construed as a covenant by Aphria or Tilray, as applicable, to cause (to the fullest extent to which it is legally capable) such Subsidiary to perform the required action.

(13)
Consent. If any provision requires approval or consent of a Party and such approval or consent is not delivered within the specified time limit, the Party whose consent or approval is required will be conclusively deemed to have withheld its approval or consent.

(14)	Schedules. The schedules attached to this Agreement form an integral part of this Agreement.
(15)
Agreements. All references in this Agreement to any agreement, Contract, document or instrument means such agreement, Contract, document or instrument, as amended, restated or supplemented in accordance with the terms thereof, and includes all schedules, exhibits and other attachments, in each case as of the date hereof.

ARTICLE 2
THE ARRANGEMENT
Section 2.1 Arrangement
Aphria and Tilray agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions of this Agreement, the Plan of Arrangement, the Interim Order and the Final Order.
Section 2.2 Interim Order
(1)
As soon as reasonably practicable after the date hereof but in any event in sufficient time to permit the Aphria Meeting to be convened in accordance with Section 2.3(1), Aphria covenants that it will, in a manner acceptable to Tilray, acting reasonably, in accordance with the provisions of the OBCA, prepare, file and diligently pursue an application for the Interim Order, which shall provide, among other things:

(i)	for the class of Persons to whom notice is to be provided in respect of the Arrangement and the Aphria Meeting and for the manner in which such notice is to be provided;
(ii)
that the record date for Aphria Shareholders entitled to notice of and to vote at the Aphria Meeting need not change in respect of any adjournment(s) or postponement(s) of the Aphria Meeting or any other change, unless required by Law;

(iii)
that the requisite approval for the Arrangement Resolution shall be 66 2/3% of the votes cast on the Arrangement Resolution by holders of Aphria Shares, present in Person or represented by proxy and entitled to vote at the Aphria Meeting;

(iv)	for the grant of Dissent Rights as set forth in the Plan of Arrangement;
(v)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order, including a requirement that any respondent provide notice to Tilray;
(vi)
that the Aphria Meeting may be adjourned or postponed from time to time by management of Aphria, subject to the terms of this Agreement, without the need for additional approval of the Court and without the necessity of first convening the Aphria Meeting or first obtaining any vote of the Aphria Shareholders respecting the adjournment or postponement, and notice of any such adjournment or postponement shall be given by such method as the Aphria Board may determine is appropriate in the circumstances;

(vii)	that the Aphria Meeting may be held in-person or be a virtual meeting or hybrid meeting whereby Aphria Shareholders may join virtually;

(viii)	that in all other respects, the terms, conditions and restrictions of Aphria’s constating documents, including quorum requirements and other matters shall apply with respect to the Aphria Meeting; and
(ix)
subject to the consent of Aphria (such consent not to be unreasonably withheld or delayed), shall also include a request that the Interim Order provide for such other matters as Tilray may reasonably require.

(2)
In seeking the Interim Order, Aphria shall advise the Court that it is the intention of the Parties to rely upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of all Consideration Shares, Replacement DSUs, Replacement RSUs, Replacement Options and Replacement Warrants to be issued pursuant to the Arrangement based upon and conditioned on the Court’s approval of the Arrangement and its determination that the Arrangement is fair and reasonable to holders of Aphria Shares, Aphria RSUs, Aphria DSUs, Aphria Options and Aphria Warrants, as applicable, to whom such securities will be issued by Tilray pursuant to the Arrangement, following a hearing and after consideration of the substantive and procedural terms and conditions thereof.

Section 2.3 The Aphria Meeting
(1)	Subject to the terms of this Agreement and receipt of the Interim Order, Aphria covenants that it will:
(a)
convene and conduct the Aphria Meeting in accordance with the Interim Order, Aphria’s Organizational Documents and applicable Law, as promptly as reasonably practicable after the date hereof (and in any event not later than March 31, 2021) and, in this regard, Aphria may abridge, any time periods that may be abridged under Securities Laws for the purpose of considering the Arrangement Resolution and for any other proper purpose as may be set out in the Aphria Circular and agreed to by Tilray, acting reasonably; set the record date for the Aphria Shareholders entitled to vote at the Aphria Meeting as promptly as reasonably practicable after the date hereof; and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Aphria Meeting without the prior written consent of Tilray except as required under Section 5.4(5) or as required for quorum purposes (in which case the Aphria Meeting will be adjourned and not cancelled) or reasonably required by Law or by a Governmental Entity (as determined with external legal counsel);

(b)
subject to an Aphria Change in Recommendation, use its commercially reasonable efforts to solicit proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Person that is inconsistent with the Arrangement Resolution and the completion of any of the transactions contemplated herein, including, if so requested by Tilray or otherwise desirable to Aphria, using investment dealers and proxy solicitation services firms selected by Aphria (acceptable to Tilray, acting reasonably) to solicit proxies in favour of the approval of the Arrangement Resolution;

(c)
to permit Tilray to assist with, and to consult with Tilray in regards to, proxy solicitation and to provide Tilray with copies of or access to information regarding the Aphria Meeting generated by any proxy solicitation services firm engaged by Aphria, as requested from time to time by Tilray, acting reasonably;

(d)	consult with Tilray in fixing the date of the Aphria Meeting and the record date of the Aphria Meeting;
(e)
advise Tilray, at such times as Tilray may reasonably request, and at least once daily for the ten (10) Business Days immediately preceding the Aphria Meeting, as to the aggregate tally of the proxies received by Aphria in respect of the Arrangement Resolution;

(f)	give notice to Tilray of the Aphria Meeting and allow representatives of Tilray and legal counsel to attend the Aphria Meeting;
(g)
reasonably promptly and in any event within one (1) Business Day, advise Tilray of any purported exercise or withdrawal of Dissent Rights by Aphria Shareholders, and Aphria shall not settle or compromise or agree to settle or compromise any such claims for Dissent Rights without the prior written consent of Tilray; and

(h)
not change the record date for the Aphria Shareholders entitled to vote at the Aphria Meeting in connection with any adjournment or postponement of the Aphria Meeting unless required by Law or Aphria’s constating documents or if requested in writing to do so by Tilray.

Section 2.4 The Aphria Circular
(1)
Aphria will, so as to permit the Aphria Meeting to be held as promptly as practicable after the date hereof: (i) subject to Tilray’s compliance with Section 2.4(4), promptly prepare and complete, in consultation with Tilray, the Aphria Circular, together with any other documents required by Law in connection with the Aphria Meeting and the Arrangement; (ii) cause the Aphria Circular and such other documents to be filed or furnished with the Securities Authorities, the TSX and Nasdaq, as required by Law and the rules of the TSX and Nasdaq, respectively, and disseminated to each Aphria Shareholder and other Person as required by the Interim Order and Law; (iii) to the extent required by Law, as promptly as practicable prepare, file or furnish with the Securities Authorities and any applicable securities exchange, and disseminate to the Aphria Shareholders and other Persons as required by the Interim Order and Law any supplement or amendment to the Aphria Circular (after Tilray has had a reasonable opportunity to review and comment thereon) if any event will occur which requires such action at any time prior to the Aphria Meeting; and (iv) otherwise use its commercially reasonable efforts to comply with all requirements of Law applicable to the Aphria Meeting and the Arrangement.

(2)
Aphria will ensure that the Aphria Circular complies in all material respects with the Interim Order and Law, does not contain any Misrepresentation (other than with respect to any information relating to and furnished by Tilray for inclusion in the Aphria Circular). Without limiting the generality of the foregoing, but subject to Section 5.3, the Aphria Circular must include a statement that the Aphria Board has unanimously, after receiving legal and financial advice, determined that the Arrangement is in the best interests of Aphria and unanimously recommends that Aphria Shareholders vote in favour of the Arrangement Resolution (the “Aphria Board Recommendation”).

(3)
Aphria will allow Tilray, and its legal counsel a reasonable opportunity to review and comment on drafts of the Aphria Circular and other related documents prior to filing the Aphria Circular with applicable Securities Authorities or Governmental Entities and mailing the Aphria Circular to Aphria Shareholders, and will incorporate therein all reasonable comments made by Tilray and its legal counsel.

(4)
Tilray will provide to Aphria in writing all information concerning Tilray reasonably requested by Aphria and required by Law (including pro forma financial statements prepared in accordance with U.S. GAAP and any required reconciliations or adjustments, as applicable, to IFRS) to be included by Aphria in the Aphria Circular or other related documents, and will ensure that such information does not contain any Misrepresentation. Aphria and Tilray shall use their commercially reasonable efforts to obtain any necessary consents from any of their respective auditors and any other advisors to the use of any financial, technical or other expert information required to be included in the Aphria Circular and to the identification in the Aphria Circular of each such advisor.

(5)
Aphria shall not be responsible for any information regarding Tilray in the Aphria Circular provided in writing by Tilray for inclusion therein and Tilray shall indemnify and save harmless each of Aphria, the Aphria Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, reasonable costs, reasonable expenses, interest awards, judgments and penalties suffered or incurred by any of them in connection with any actions or omissions by any of them in connection with (i) any Misrepresentation or alleged Misrepresentation in any such information regarding Tilray provided in writing by Tilray for inclusion in the Aphria Circular; and (ii) any order made, or any inquiry, investigation or proceeding by any Securities Authority or other Governmental Entity, to the extent based on any Misrepresentation or any alleged Misrepresentation in any information provided in writing by Tilray for inclusion in the Aphria Circular.

(6)
Aphria and Tilray will promptly notify each other if any of them becomes aware that the Aphria Circular contains a Misrepresentation or otherwise requires an amendment or supplement. The Parties will cooperate in the preparation of any such amendment or supplement as required or appropriate and Aphria will promptly mail, file or otherwise publicly disseminate any such amendment or supplement to those Persons to whom the Aphria Circular was sent pursuant to Section 2.4(1) and, if required by the Court or by Law, file the same with the Securities Authorities or any other Governmental Entity as required.

Section 2.5 The Tilray Meeting
(1)	Subject to the terms of this Agreement, Tilray covenants that it will:
(a)
convene and conduct the Tilray Meeting in accordance with Tilray’s Organizational Documents and applicable Law, as promptly as reasonably practicable after the date hereof (and in any event not later than March 31, 2021) and, in this regard, Tilray may abridge, any time periods that may be abridged under Securities Laws for the purpose of considering the Tilray Resolutions and for any other proper purpose as may be set out in the Tilray Proxy Statement and agreed to by Aphria, acting reasonably; set the record date for the Tilray Shareholders entitled to vote at the Tilray Meeting as promptly as reasonably practicable after the date hereof; and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Tilray Meeting without the prior written consent of Aphria except as required under Section 5.4(5) or as required for quorum purposes (in which case the Tilray Meeting will be adjourned and not cancelled) or reasonably required by Law or by a Governmental Entity (as determined with outside legal counsel);

(b)
subject to a Tilray Change in Recommendation, use its commercially reasonable efforts to solicit proxies in favour of the approval of the Tilray Resolutions and against any resolution submitted by any Person that is inconsistent with the Tilray Resolutions and the completion of any of the transactions contemplated herein, including, if so requested by Aphria or otherwise desirable to Tilray, using investment dealers and proxy solicitation services firms selected by Tilray and approved by Aphria (acceptable to Aphria, acting reasonably) to solicit proxies in favour of the approval of the Tilray Resolutions;

(c)
to permit Aphria to assist with, and to consult with Aphria in regards to, proxy solicitation and to provide Aphria with copies of or access to information regarding the Tilray Meeting generated by any proxy solicitation services firm engaged by Tilray, as requested from time to time by Aphria, acting reasonably;

(d)	consult with Aphria in fixing the date of the Tilray Meeting and the record date of the Tilray Meeting;
(e)
advise Aphria, at such times as Aphria may reasonably request, and at least once daily for the ten (10) Business Days immediately preceding the Tilray Meeting, as to the aggregate tally of the proxies received by Tilray in respect of the Tilray Resolutions;

(f)	give notice to Aphria of the Tilray Meeting and allow representatives of Aphria and legal counsel to attend the Tilray Meeting; and
(g)
not change the record date for the Tilray Shareholders entitled to vote at the Tilray Meeting in connection with any adjournment or postponement of the Tilray Meeting unless required by Law or if requested in writing to do so by Aphria.

Section 2.6 The Tilray Proxy Statement
(1)
Tilray will, so as to permit the Tilray Meeting to be held as promptly as practicable after the date hereof: (i) subject to Aphria’s compliance with Section 2.4(4), promptly prepare and complete, in consultation with Aphria, the Tilray Proxy Statement, together with any other documents required by Law in connection with the Tilray Meeting and the Arrangement; (ii) cause the Tilray Proxy Statement and such other documents to be filed or furnished with the Securities Authorities and Nasdaq, as required by Law and the rules of Nasdaq, and disseminated to each Tilray Shareholder and other Person as required by Law; (iii) to the extent required by Law, as promptly as practicable prepare, file or furnish with the Securities Authorities and any applicable securities exchange, and disseminate to the Tilray Shareholders and other Persons as required by the Interim Order and Law any supplement or amendment to the Tilray Proxy Statement (after Aphria has had a reasonable opportunity to review and comment thereon) if any event will occur which requires such action at any time prior to the Tilray Meeting; and (iv) otherwise use its commercially reasonable efforts to comply with all requirements of Law applicable to the Tilray Meeting and the Arrangement.

(2)
Tilray will ensure that the Tilray Proxy Statement, at the time it becomes effective, complies in all material respects with Law, does not contain any Misrepresentation (other than with respect to any information relating to and furnished by Aphria for inclusion in the Tilray Proxy Statement). Without limiting the generality of the foregoing, but subject to Section 5.3, the Tilray Proxy Statement must include a statement that the Tilray Board has unanimously, after receiving legal and financial advice, determined that the Arrangement is in the best interests of Tilray and unanimously recommends that Tilray Shareholders vote in favour of the Tilray Resolutions (the “Tilray Board Recommendation”).
(3)
Tilray will allow Aphria, and its legal counsel a reasonable opportunity to review and comment on drafts of the Tilray Proxy Statement and other related documents prior to filing the Tilray Proxy Statement with applicable Securities Authorities or Governmental Entities and mailing the Tilray Proxy Statement to Tilray Shareholders, and will incorporate therein all reasonable comments made by Aphria and its legal counsel.

(4)
Aphria will provide to Tilray in writing all information concerning Aphria reasonably requested by Tilray and required by Law to be included by Tilray in the Tilray Proxy Statement or other related documents, and will ensure that such information does not contain any Misrepresentation. Tilray and Aphria shall use their commercially reasonable efforts to obtain any necessary consents from any of their respective auditors and any other advisors to the use of any financial, technical or other expert information required to be included in the Tilray Proxy Statement and to the identification in the Tilray Proxy Statement of each such advisor.

(5)
Tilray shall not be responsible for any information regarding Aphria in the Tilray Proxy Statement provided in writing by Aphria for inclusion therein and Aphria shall indemnify and save harmless each of Tilray, the Tilray Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, reasonable costs, reasonable expenses, interest awards, judgments and penalties suffered or incurred by any of them in connection with any actions or omissions by any of them in connection with (i) any Misrepresentation or alleged Misrepresentation in any such information regarding Aphria provided in writing by Aphria for inclusion in the Tilray Proxy Statement; and (ii) any order made, or any inquiry, investigation or proceeding by any Securities Authority or other Governmental Entity, to the extent based on any Misrepresentation or any alleged Misrepresentation in any information provided in writing by Aphria for inclusion in the Tilray Proxy Statement.

(6)
Tilray and Aphria will promptly notify each other if any of them becomes aware that the Tilray Proxy Statement contains a Misrepresentation or otherwise requires an amendment or supplement. The Parties will cooperate in the preparation of any such amendment or supplement as required or appropriate and Tilray will promptly mail, file or otherwise publicly disseminate any such amendment or supplement to those Persons to whom the Tilray Proxy Statement was sent pursuant to Section 2.6(1) and, if required by the Court or by Law, file the same with the Securities Authorities or any other Governmental Entity as required.

Section 2.7 Final Order
If: (1) the Interim Order is obtained; (2) the Arrangement Resolution is passed at the Aphria Meeting by the Aphria Shareholders as provided for in the Interim Order and as required by applicable Law; and (3) the Tilray Shareholder Approval is obtained, subject to the terms of this Agreement, Aphria shall as soon as reasonably practicable thereafter and in any event within three Business Days thereafter, take all steps necessary or desirable to submit the Arrangement to the Court (provided that, if normal Court operations are disrupted at such time in response to the COVID-19 pandemic, the application date may be extended until the first commercially reasonable date upon which the application may be made) and diligently pursue an application for the Final Order pursuant to the OBCA on terms satisfactory to the Parties, each acting reasonably.
Section 2.8 Court Proceedings
(1)	In connection with all Court proceedings relating to obtaining the Interim Order and the Final Order, Aphria shall:
(a)	diligently pursue, and cooperate with Tilray in diligently pursuing, the Interim Order and the Final Order;
(b)
provide Tilray and its legal counsel with a reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and give reasonable consideration to all such comments. Aphria will accept the comments of Tilray and its legal counsel with respect to any information required to be supplied by Tilray about Tilray and included in such materials;

(c)
provide legal counsel to Tilray, on a timely basis, with copies of any notice of appearance, evidence or other documents served on Aphria or its legal counsel in respect of the motion for the Interim Order or the application for the Final Order or any appeal therefrom, and any notice, written or oral, indicating the intention of any Person to appeal, or oppose the granting of, the Interim Order or the Final Order;

(d)	ensure that all material filed with the Court in connection with the Arrangement is consistent in all material respects with the terms of this Agreement and the Plan of Arrangement;
(e)
not file any material with the Court in connection with the Arrangement or serve any such material, or agree to modify or amend any material so filed or served, except as contemplated by this Agreement or with Tilray’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed, provided that nothing herein shall require Tilray to agree or consent to any increase in the consideration or other modification or amendment to such filed or served materials that expands or increases Tilray’s obligations set forth in this Agreement;

(f)
oppose any proposal from any person that the Final Order contain any provision inconsistent with this Agreement, and if required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, do so only after notice to, and in consultation and cooperation with, Tilray; and

(g)
not object to legal counsel to Tilray making such submissions on the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided that such submissions are consistent with this Agreement and the Plan of Arrangement, and provided further that Aphria and its legal counsel are advised of the nature of any such submissions and approve such submissions prior to the hearing.

(2)
In connection with all court proceedings relating to obtaining the Interim Order or Final Order, Tilray will cooperate and assist Aphria, including by providing Aphria on a timely basis any information reasonably required to be supplied by Tilray.

Section 2.9 Treatment of Convertible Securities
Subject to Section 2.15, and all other terms and conditions of this Agreement and the Plan of Arrangement, pursuant to the Arrangement:
(1)
all outstanding Aphria Options, whether vested or unvested, shall cease to represent an option or other right to acquire Aphria Shares and shall be exchanged at the Effective Time for Replacement Options;

(2)	all outstanding Aphria RSUs, whether vested or unvested, shall be exchanged at the Effective Time for Replacement RSUs;
(3)	all outstanding Aphria DSUs, whether vested or unvested, shall be exchanged at the Effective Time for Replacement DSUs;
(4)	all outstanding 2016 Aphria Warrants shall be exchanged at the Effective Time for Replacement Warrants; and
(5)	all outstanding 2020 Aphria Warrants shall cease to represent a warrant or other right to acquire Aphria Shares and shall represent rights to receive Tilray Shares in accordance with their terms;
all in accordance with and subject to the provisions of the Plan of Arrangement.
Section 2.10 Articles of Arrangement and Effective Date
(1)
Aphria shall send the Articles of Arrangement to the Director within three Business Days of the satisfaction or, where not prohibited, the waiver by the applicable Party in whose favour the condition is, of the conditions set out in Article 6 (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, waiver of those conditions as of the Effective Date by the applicable Party for whose benefit such conditions exist), unless another time or date is agreed to in writing by the Parties provided that Aphria shall not be required to send the Articles of Arrangement to the Director unless Aphria has received written confirmation, in a form satisfactory to it, acting reasonably, from the Depositary that it has received the consideration referred to in Section 2.11.

(2)	The closing of the Arrangement will occur electronically, or in such other manner or at such other location, as may be agreed upon between the Parties.

Section 2.11 Payment of Consideration
Tilray shall, following receipt of the Final Order and on or prior to the Effective Date, deliver or cause to be delivered to the Depositary in escrow pending the Effective Time, sufficient Consideration Shares (and any treasury directions addressed to Tilray’s transfer agent as may be necessary) to satisfy the aggregate Consideration to be paid to the Aphria Shareholders (other than Aphria Dissenting Shareholders) under the Arrangement;
Section 2.12 No Appraisal Rights
No appraisal rights will be provided to Tilray Shareholders.
Section 2.13 Announcement and Shareholder Communications
The Parties shall issue a joint press release with respect to this Agreement and the Arrangement promptly following the execution of this Agreement, the text of such announcement to be in the form approved by Tilray and Aphria in advance, acting reasonably and without delay. Tilray and Aphria agree to co-operate in the preparation of presentations, if any, to the Aphria Shareholders and Tilray Shareholders regarding the Plan of Arrangement, and neither Aphria nor Tilray shall: (1) issue any news release or otherwise make public announcements with respect to this Agreement or the Plan of Arrangement without the consent of the other Party (which consent shall not be unreasonably withheld, delayed or conditioned); or (2) make any filing with any Governmental Entity or with any stock exchange with respect thereto without prior consultation with the other Party; provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing required under applicable Laws or stock exchange rules, and the Party making such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing.
Section 2.14 Withholding Taxes
Tilray, Aphria or the Depositary, as applicable, shall be entitled to deduct or withhold, from any amounts payable or otherwise deliverable to any person pursuant to the Arrangement or this Agreement (including, without limitation, any payments to Aphria Dissenting Shareholders) such amounts as Tilray, Aphria or the Depositary, as applicable, determines, acting reasonably, are required to be deducted or withheld with respect to such payment or delivery under the Tax Act, the Code or any provision of any other applicable Laws. To the extent that such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid, provided that such deducted or withheld amounts are actually remitted to the appropriate tax authority. Each of Tilray, Aphria or the Depositary, as applicable, is hereby authorized to sell or otherwise dispose of, on behalf of such person, such portion of any share or other security deliverable to such person as is necessary to provide sufficient funds to Tilray, Aphria or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and Tilray, Aphria or the Depositary shall notify such person thereof and remit the applicable portion of the net proceeds of such sale to the appropriate taxing authority and, if applicable, any portion of such net proceeds that is not required to be so remitted shall be paid to such person.
Section 2.15 Intended Tax Treatment
Tilray and Aphria acknowledge and agree that it is intended that, for U.S. federal income tax purposes, (a) the Arrangement shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and (b) this Agreement, together with the Plan of Arrangement, shall constitute a plan of reorganization within the meaning of Treasury Regulation Section 1.368-2(g) (the “Intended Tax Treatment”). Tilray, Aphria and the Aphria Securityholders shall not take any reporting position inconsistent with the Intended Tax Treatment for U.S. federal income tax purposes, unless otherwise required by applicable Law.
Section 2.16 U.S. Securities Law Matters
The Parties agree that the Arrangement will be carried out with the intention that all Consideration Shares and the Replacement Options, Replacement RSUs, Replacement DSUs and Replacement Warrants will be issued in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof. In order to ensure the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act and to facilitate Tilray’s compliance with other U.S. Securities Laws, the Parties agree that the Arrangement will be carried out on the following basis:
(a)	the Arrangement will be subject to the approval of the Court;
(b)
pursuant to Section 2.2(2), prior to the issuance of the Interim Order, the Court will be advised as to the intention of the Parties to rely on the exemption provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of all Consideration Shares, Replacement Options, Replacement RSUs, Replacement DSUs and Replacement Warrants pursuant to the Arrangement based on the Court’s approval of the Arrangement;

(c)
prior to the issuance of the Interim Order, Aphria will file with the Court a copy of the proposed text of the Aphria Circular together with any other documents required by applicable Law in connection with the Aphria Meeting;

(d)
the Court will be requested to satisfy itself as to the substantive and procedural fairness of the Arrangement to the holders of Aphria Shares, Aphria Options, Aphria RSUs, Aphria DSUs and Aphria Warrants;

(e)
Aphria will ensure that each Aphria Shareholder and any other Person entitled to receive Consideration Shares, Replacement Options, Replacement RSUs, Replacement DSUs and Replacement Warrants, as applicable, pursuant to the Arrangement will be given adequate and appropriate notice advising them of their right to attend the hearing of the Court to give approval to the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(f)
all Persons entitled to receive Consideration Shares and Replacement Warrants pursuant to the Arrangement will be advised that such Consideration Shares and Replacement Warrants issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued in reliance on the exemption provided by Section 3(a)(10) of the U.S. Securities Act and shall be without trading restrictions under the U.S. Securities Act (other than those that would apply under the U.S. Securities Act in certain circumstances to Persons who are, or have been within 90 days prior to the Effective Time, affiliates (as defined by Rule 144 under the U.S. Securities Act) of Tilray;

(g)
the Final Order approving the terms and conditions of the Arrangement that is obtained from the Court will expressly state that the Arrangement is approved by the Court as fair and reasonable to all Persons entitled to receive Consideration Shares, Replacement Options, Replacement RSUs, Replacement DSUs and Replacement Warrants, as applicable, pursuant to the Arrangement;

(h)
the Interim Order approving the Aphria Meeting will specify that each Person entitled to receive Consideration Shares, Replacement Options, Replacement RSUs, Replacement DSUs and Replacement Warrants pursuant to the Arrangement will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within a reasonable time;

(i)
holders of Aphria Options, Aphria RSUs, Aphria DSUs and 2016 Aphria Warrants entitled to receive Replacement Options, Replacement RSUs, Replacement DSUs and Replacement Warrants pursuant to the Arrangement will be advised that the Replacement Options, Replacement RSUs, Replacement DSUs and Replacement Warrants issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued and exchanged by Tilray in reliance on the exemption provided under Section 3(a)(10) of the U.S. Securities Act, but that such exemption does not exempt the issuance of securities upon the exercise of such Replacement Options, Replacement RSUs, Replacement DSUs or Replacement Warrants; therefore, the Tilray Shares issuable upon exercise of the Replacement Options and Replacement Warrants cannot be issued in the United States or to a Person in the United States in reliance on the exemption under Section 3(a)(10) of the U.S. Securities Act and the Replacement Options and Replacement Warrants may only be exercised and the underlying Tilray Shares issued pursuant to an effective registration statement under the U.S. Securities Act or a then-available exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws;

(j)
each holder of Aphria Shares will be advised that with respect to Consideration Shares and Replacement Warrants issued to Persons who are, or have been within 90 days prior to the Effective Time, affiliates (as defined by Rule 144 under the U.S. Securities Act) of Tilray, such securities will be subject to restrictions on resale under U.S. securities Laws, including Rule 144 under the U.S. Securities Act;

(k)	the Court will hold a hearing before approving the fairness of the terms and conditions of the Arrangement and issuing the Final Order; and
(l)	Aphria shall request that the Final Order shall include a statement to substantially the following effect:
“This Order will serve as a basis of a claim to an exemption, pursuant to Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that Act, regarding the offer and sale of securities of Tilray pursuant to the Plan of Arrangement.”
ARTICLE 3
REPRESENTATIONS AND WARRANTIES
Section 3.1 Representations and Warranties of Aphria
(1)
Except as disclosed in: (a) the Aphria Public Company Documents furnished to or filed with the Securities Authorities, as applicable, and available on EDGAR or SEDAR, prior to the date hereof (excluding any disclosures set forth in any “risk factor” section and in any section relating to forward-looking statements to the extent that they are cautionary, predictive or forward-looking in nature), where it is reasonably apparent on its face that such disclosure is applicable to the representation; or (b) in the corresponding sections or subsections of the disclosure letter delivered to Tilray by Aphria concurrently with this Agreement (the “Aphria Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Aphria Disclosure Letter will be deemed disclosure with respect to any other section or subsection to which the relevance of such item is readily apparent on its face), Aphria hereby represents and warrants to Tilray as set forth in Schedule “C” hereto and acknowledges and agrees that Tilray is relying upon such representations and warranties in connection with the entering into of this Agreement.

(2)
Tilray acknowledges that, except as may be expressly set forth in this Agreement, including Schedule “C”, neither Aphria nor any of the Aphria Subsidiaries nor any of their respective officers, directors, employees or representatives make or have made any representation or warranty, express or implied, at law or in equity, in respect of Aphria or the Aphria Subsidiaries or their businesses, their past, current or future financial condition, their properties, assets, liabilities or operations, their past, current or future profitability or performance, or any other matter, individually or in the aggregate. Except for the representations and warranties contained in this Agreement including in Schedule “C”, Tilray expressly disclaims reliance on any representation or warranty, any statement or information made, communicated or furnished (orally or in writing) to Tilray or its representatives.

(3)
The representations and warranties of Aphria contained in this Agreement will not survive the completion of the Arrangement and will expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

Section 3.2 Representations and Warranties of Tilray
(1)
Except as disclosed in (a) the Tilray SEC Documents furnished to or filed with the SEC and available on EDGAR prior to the date hereof (excluding any disclosures set forth in any “risk factor” section and in any section relating to forward-looking statements to the extent that they are cautionary, predictive or forward-looking in nature), where it is reasonably apparent on its face that such disclosure is applicable to the representation; or (b) in the corresponding sections or subsections of the disclosure letter delivered to Aphria by Tilray concurrently with this Agreement (the “Tilray Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Tilray Disclosure Letter will be deemed disclosure with respect to any other section or subsection to which the relevance of such item is readily apparent on its face), Tilray represents and warrants to Aphria as set forth in Schedule “D” hereto and acknowledges and agrees that Aphria is relying upon such representations and warranties in connection with the entering into of this Agreement.

(2)
Aphria acknowledges that, except as may be expressly set forth in this Agreement including Schedule “D”, neither Tilray nor any of its respective officers, directors, employees or representatives make or have made any representation or warranty, express or implied, at law or in equity, in respect of Tilray or its businesses, its past, current or future financial condition, its properties, assets, liabilities or operations, its past, current or future profitability or performance, or any other matter, individually or in the aggregate. Except for the representations and warranties contained in this Agreement including in Schedule “D”, Aphria expressly disclaims reliance on any representation or warranty, any statement or information made, communicated or furnished (orally or in writing) to Aphria or its representatives.
(3)
The representations and warranties of Tilray contained in this Agreement will not survive the completion of the Arrangement and will expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4
COVENANTS
Section 4.1 Covenants of Tilray Regarding the Conduct of Business
(1)
Except (i) as provided in Section 4.1(1) of the Tilray Disclosure Letter, (ii) as required by applicable Law, (iii) as expressly permitted by this Agreement, or (iv) with the prior written consent of Aphria (which consent shall not be unreasonably withheld, conditioned or delayed), from the date hereof until the earlier of the Effective Time or the date this Agreement shall be terminated in accordance with Article 7 (the “Pre-Closing Period”), Tilray (which, for purposes of this Section 4.1(1), shall include the Tilray Subsidiaries) shall, (A) conduct the business and operations of Tilray and the Tilray Subsidiaries, taken as a whole, in all material respects in the Ordinary Course and (B) use commercially reasonable best efforts to (v) preserve intact and maintain the current business organizations and operations of Tilray and the Tilray Subsidiaries, (w) maintain in effect all existing material Tilray Permits, (x) maintain their assets and properties in good working order and condition, ordinary wear and tear excepted, (y) maintain insurance on their tangible assets and businesses in such amounts and against such risks and losses as are currently in effect and (z) maintain their existing relations and goodwill with Governmental Entities, key employees, lessors, suppliers, customers, regulators, distributors, landlords, creditors, licensors, licensees and other Persons having business relationships with them.

(2)
Without limiting the generality of the foregoing, except (i) as provided in Section 4.1(2) of the Tilray Disclosure Letter, (ii) as required by applicable Law, (iii) as expressly permitted by this Agreement, or (iv) with the prior written consent of Aphria (which consent shall not be unreasonably withheld, conditioned or delayed), during the Pre-Closing Period, Tilray shall not and shall not permit any of the wholly-owned Tilray Subsidiaries to:

(a)
(A) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, or other securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of specific events) into or exchangeable for any shares of capital stock of, Tilray or any of the Tilray Subsidiaries; (B) split, combine or reclassify any capital stock of, or other equity interests in, Tilray or any of the Tilray Subsidiaries; (C) acquire any securities other than in connection with the conversion of the Tilray Convertible Senior Notes; or (D) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in or outstanding securities of, Tilray or any of the Tilray Subsidiaries, except as required by the terms of any capital stock or equity interest of any Tilray Subsidiary or as contemplated or permitted by the terms of any Tilray Benefit Plan in effect as of the date hereof (including any award agreement applicable to any Tilray Option or Tilray RSU outstanding on the date hereof or issued in accordance with this Agreement);

(b)
except for (A) issuances of Tilray Class 2 Common Stock in respect of any exercise of Tilray Options and settlement of any Tilray RSUs outstanding on the date hereof, (B) the issuance of Tilray Class 2 Common Stock issued pursuant to the exercise of Tilray Options or vesting of Tilray RSUs, in each case, if necessary to effectuate exercise or the withholding of Taxes, (C) the issuance of Tilray Class 2 Common Stock issued pursuant to the exercise of Tilray Warrants, (D) the issuance of Tilray Class 2 Common Stock issued pursuant to the conversion of Tilray Convertible Senior Notes, (E) transactions solely between or among Tilray and its wholly-owned Subsidiaries, and (F) issuance of Tilray Options and Tilray RSUs in the Ordinary Course pursuant to the existing Tilray Benefit Plan, issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, (x) any shares of its capital stock or other ownership interest in Tilray or any of the Tilray Subsidiaries,

(y) any securities convertible into or exchangeable or exercisable for any such shares or ownership interest and (z) any rights, warrants or options to acquire or with respect to any such shares of capital stock, ownership interest or convertible or exchangeable securities;
(c)
except as required by the terms of any Tilray Benefit Plan or applicable Laws, (A) enter into, adopt or terminate any material Tilray Benefit Plan, other than entering into employment agreements in the Ordinary Course that can be terminated within thirty (30) days without penalty or payment of severance, (B) amend any Tilray Benefit Plan, other than amendments in the Ordinary Course (including, for the avoidance of doubt, annual renewals of welfare benefit plans) that do not materially increase the cost to Tilray of maintaining such Tilray Benefit Plan, (C) increase the compensation or severance payable to any current or former employee or director, except in the Ordinary Course consistent with past practice in respect of compensation of employees whose annual base salary is less than $100,000 or with a title below Vice President, (D) grant or award, or pay or award, any severance or termination pay, bonuses, retention or incentive compensation, to any current or former employee or director, other than issuance of Tilray Options and Tilray RSUs in the Ordinary Course pursuant to the existing Tilray Benefit Plan, (E) hire or terminate the employment of any employee with an annual base salary greater than or equal to $100,000 or with a title equal to Vice President or above, other than terminations for cause, (F) recall any laid off or furloughed employees to the workplace, or return any employees to the workplace, other than in compliance with applicable Laws, (G) implement any layoffs, furloughs or reductions in hours with respect to any officers or employees of Tilray or any of the Tilray Subsidiaries, (H) modify, extend or enter into any employment agreements or (I) recognize or certify any unions, employee representative bodies or other labour organizations as the bargaining representative for any employees of Tilray or any of the Tilray Subsidiaries;

(d)	waive the restrictive covenant obligations of any Tilray Employee or any of the Tilray Subsidiaries;
(e)
(A) in the case of Tilray, amend or permit the adoption of any amendment to the Tilray Organizational Documents, other than the Revised Tilray Organizational Documents, or (B) in the case of any of the Tilray Subsidiaries, except for amendments that would not materially restrict the operation of their businesses, amend or permit the adoption of any amendment to the Tilray Organizational Documents;

(f)
(A) merge, consolidate, combine or amalgamate with any Person or announce, authorize, propose or recommend any such merger, consolidation, combination or amalgamation (other than the Arrangement) or (B) acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, exchanging, licensing or by any other manner), any properties, assets, business or any corporation, partnership, association or other business organization or division thereof, in each case other than acquisitions of inventory or other assets in the Ordinary Course or pursuant to existing Contracts which are listed in Section 4.1(2)(f) of the Tilray Disclosure Letter;

(g)
consummate, authorize, recommend, propose or announce any intention to adopt a plan of complete or partial liquidation or dissolution of Tilray or any of the Tilray Subsidiaries, or a restructuring, recapitalization or other reorganization of Tilray or any of the Tilray Subsidiaries of a similar nature;

(h)
authorize, make or commit to make capital expenditures, except to the extent that capital expenditures are required to repair damage resulting from insured casualty events or capital expenditures required on an emergency basis or for the safety of individuals, assets or the environment;

(i)
sell, lease, exchange or otherwise dispose of, or agree to sell, lease, exchange or otherwise dispose of, any of its assets or properties, other than (A) in the Ordinary Course and pursuant to a Contract of Tilray or any of the Tilray Subsidiaries in effect on the date of this Agreement and listed in Section 4.1(2)(i) of the Tilray Disclosure Letter, or (B) among Tilray and its wholly-owned Subsidiaries or among wholly-owned Subsidiaries of Tilray;

(j)
fail to maintain any material Intellectual Property owned by Tilray or any of the Tilray Subsidiaries, or maintain rights in material Intellectual Property, in the Ordinary Course, provided, that the foregoing shall not require Tilray or any of the Tilray Subsidiaries to take any action to alter the terms of any license or other Contract with respect to material Intellectual Property;

(k)
(A) incur, create or suffer to exist any Lien other than (1) Liens in existence on the date hereof or (2) Permitted Liens, or (B) incur, create, assume or guarantee any Indebtedness, other than transactions solely between or among Tilray and its wholly-owned Subsidiaries or solely between or among wholly-owned Subsidiaries of Tilray, and in each case guarantees thereof;

(l)	make any pre-payment under an existing Indebtedness;
(m)
other than the settlement of any Actions reflected or reserved against on the Tilray Balance Sheet (or in the notes thereto) for an amount not in excess of such reserve, settle or offer or propose to settle, any Action (excluding (A) any audit, claim or Action in respect of Taxes, which shall be governed exclusively by Section 4.1(2)(p) and (B) any stockholder litigation against Tilray, Aphria or their respective directors or officers relating to the transactions contemplated by this Agreement) involving solely the payment of monetary damages by Tilray or any of the Tilray Subsidiaries of any amount exceeding $5,000,000 in the aggregate (but excluding any amounts paid on behalf of Tilray or any of the Tilray Subsidiaries by any applicable insurance policy maintained by Tilray or any of the Tilray Subsidiaries); provided, however, that neither Tilray nor any of the Tilray Subsidiaries shall settle or compromise any Action if such settlement or compromise (1) involves a material conduct remedy or material injunctive or similar relief, (2) involves an admission of criminal wrongdoing by Tilray or any of the Tilray Subsidiaries or (3) has a materially restrictive impact on the business of Tilray or any of the Tilray Subsidiaries;

(n)
change in any material respect any of its financial accounting principles, practices or methods that would materially affect the consolidated assets, liabilities or results of operations of Tilray and the Tilray Subsidiaries, except as required by U.S. GAAP or applicable Law;

(o)
(A) enter into any lease for real property or (B) terminate, amend, assign, transfer, modify, supplement, deliver a notice of termination under, fail to renew or waive or accelerate any rights or defer any liabilities under any material Tilray Real Property Lease;

(p)
(A) make (other than in the Ordinary Course), change or rescind any material election relating to Taxes (including any such election for any joint venture, partnership, limited liability company or other investment where Tilray has the authority to make such binding election), (B) amend any Tax Return that is reasonably likely to result in a material increase to a Tax liability (other than any amendment to claim a benefit provided by the CARES Act), (C) settle or compromise any Tax claim or assessment by any Taxing Authority, or surrender any right to claim a refund, offset or other reduction in Tax liability, except where the amount of any such settlements or compromises or foregone refunds does not exceed $250,000 in the aggregate, (D) change any material method of Tax accounting or any Tax accounting period from those employed in the preparation of its Tax Returns that have been filed for prior taxable years or (E) fail to timely pay any material Tax or file any material Tax Return when due (taking into account any valid extension of time within which to pay or file);

(q)
except as expressly permitted in this Section 4.1 and other than in the Ordinary Course, (A) enter into or assume any Contract that would have been a Tilray Material Contract (excluding any Tilray Benefit Plan) had it been entered into prior to the date of this Agreement or (B) terminate, materially amend, assign, transfer, materially modify, materially supplement, deliver a notice of termination under or waive or accelerate any material rights or defer any material liabilities under any Tilray Material Contract (excluding any Tilray Benefit Plan) or any Contract (excluding any Tilray Benefit Plan) that would have been a Tilray Material Contract had it been entered into prior to the date of this Agreement, excluding any termination upon expiration of a term in accordance with the terms of such Tilray Material Contract;

(r)	fail to maintain in full force and effect in all material respects, or fail to replace or renew, the insurance policies of Tilray and the Tilray Subsidiaries;
(s)
take any action, cause any action to be taken, knowingly fail to take any action or knowingly fail to cause any action to be taken, which action or failure to act would prevent or impede, or could reasonably be expected to prevent or impede, the transactions under this Agreement from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or

(t)	agree to take any action that is prohibited by this Section 4.1(2).

Section 4.2 Covenants of Aphria Regarding the Conduct of Business
(1)
Except (i) as provided in Section 4.2(1) of the Aphria Disclosure Letter, (ii) as required by applicable Law, (iii) as expressly permitted by this Agreement, or (iv) with the prior written consent of Tilray (which consent shall not be unreasonably withheld, conditioned or delayed, from the date hereof until the end of the Pre-Closing Period, Aphria (which, for purposes of this Section 4.2(1), shall include the Aphria Material Subsidiaries) shall, (A) conduct the business and operations of Aphria and the Aphria Subsidiaries, taken as a whole, in all material respects in the Ordinary Course and (B) use commercially reasonable efforts to (v) preserve intact the current business organizations and operations of Aphria and the Aphria Material Subsidiaries, (w) maintain in effect all existing material Aphria Permits and (x) maintain their existing relations and goodwill with Governmental Entities, key employees, lessors, suppliers, customers, regulators, distributors, landlords, creditors, licensors, licensees and other Persons having business relationships with them; provided, that this Section 4.2(1) shall not prohibit Aphria or any of the Aphria Subsidiaries from taking commercially reasonable actions required in response to the COVID-19 pandemic.

(2)
Without limiting the generality of the foregoing, except (i) as provided in respective schedules under Section 4.2(2) of the Aphria Disclosure Letter, (ii) as required by applicable Law, (iii) as expressly permitted or required by this Agreement, or (iv) with the prior written consent of Tilray (which consent shall not be unreasonably withheld, conditioned or delayed), during the Pre-Closing Period, Aphria shall not and shall not permit any of the Aphria Material Subsidiaries to:

(a)
except as provided in Section 4.2(2)(a) of the Aphria Disclosure Letter, (A) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding share capital of, or other equity interests in, or other securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of specific events) into or exchangeable for any share capital of, Aphria or any of the Aphria Subsidiaries, except for (1) regular quarterly cash dividends payable by Aphria in respect of Aphria Shares and (2) dividends or distributions by a wholly-owned Subsidiary of Aphria to Aphria or another wholly-owned Subsidiary of Aphria; or (B) split, combine or reclassify any share capital of, or other equity interests in, Aphria or any of the Aphria Subsidiaries;

(b)
except as provided in Section 4.2(2)(b) of the Aphria Disclosure Letter and other than for (A) issuances of Aphria Shares in respect of any exercise of Aphria Options and settlement of any Aphria RSUs outstanding on the date hereof, (B) the issuance of Aphria Shares issued pursuant to the exercise of Aphria Options or vesting of Aphria RSUs, in each case, if necessary to effectuate exercise or the withholding of Taxes, (C) the issuance of Aphria Shares issued pursuant to the exercise of Aphria Warrants, (D) the issuance of Aphria Shares issued pursuant to the conversion of Aphria Convertible Senior Notes, and (E) transactions solely between or among Aphria and its wholly-owned Subsidiaries, issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, (x) any shares or other ownership interest in Aphria or any of the Aphria Subsidiaries, (y) any securities convertible into or exchangeable or exercisable for any such shares or ownership interest and (z) any rights, warrants or options to acquire or with respect to any such shares of capital stock, ownership interest or convertible or exchangeable securities;

(c)
except as provided in Section 4.2(2)(c) of the Aphria Disclosure Letter and other than as required by the terms of any Aphria Benefit Plan, (A) enter into, adopt or terminate any material Aphria Benefit Plan, other than entering into employment agreements in the Ordinary Course that can be terminated within thirty (30) days without penalty or payment of severance, (B) amend any Aphria Benefit Plan, other than amendments in the Ordinary Course (including, for the avoidance of doubt, annual renewals of welfare benefit plans) that do not materially increase the cost to Aphria of maintaining such Aphria Benefit Plan, (C) increase the compensation or severance payable to any current or former employee or director, except in the Ordinary Course consistent with past practice in respect of compensation of employees whose annual base salary is less than $250,000 or with a title below Vice President, (D) grant or award, or pay or award, any severance or termination pay, bonuses, retention or incentive compensation, to any current or former employee or director, (E) hire or terminate the employment of any employee with an annual base salary greater than or equal to $250,000 or with a title equal to Vice President or above, other than terminations for cause, (F) recall any laid off or furloughed employees to the workplace, or return any employees to the workplace, other than in compliance with applicable Laws, (G) modify, extend or enter into any employment agreements or (H) recognize or certify any unions, employee representative bodies or other labour organizations as the bargaining representative for any employees of Aphria or any of the Aphria Subsidiaries;
(d)	in the case of Aphria, amend or permit the adoption of any amendment to the Aphria Organizational Documents;
(e)
(A) merge, consolidate, combine or amalgamate with any Person or announce, authorize, propose or recommend any such merger, consolidation, combination or amalgamation (other than the Arrangement) or (B) acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, exchanging, licensing or by any other manner), any properties, assets, business or any corporation, partnership, association or other business organization or division thereof, in each case other than acquisitions of inventory or other assets in the Ordinary Course or pursuant to existing Contracts which are listed in Section 4.2(2)(e) of the Aphria Disclosure Letter;

(f)
consummate, authorize, recommend, propose or announce any intention to adopt a plan of complete or partial liquidation or dissolution of Aphria or any Aphria Material Subsidiary or a restructuring, recapitalization or other reorganization of Aphria or any of any Aphria Material Subsidiary of a similar nature;

(g)
change in any material respect any of its financial accounting principles, practices or methods that would materially affect the consolidated assets, liabilities or results of operations of Aphria and the Aphria Material Subsidiaries, except as required by IFRS or applicable Law;

(h)
fail to maintain in full force and effect in all material respects, or fail to replace or renew, the material insurance policies of Aphria and the Aphria Subsidiaries to the extent commercially reasonable in Aphria’s business judgment in light of prevailing conditions in the insurance market;

(i)
take any action, cause any action to be taken, knowingly fail to take any action or knowingly fail to cause any action to be taken, which action or failure to act would prevent or impede, or could reasonably be expected to prevent or impede, the transactions under this Agreement from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or

(j)	agree to take any action that is prohibited by this Section 4.2(2).
Section 4.3 Covenants Relating to the Arrangement
(1)
Subject to Section 4.4, which shall govern in relation to Regulatory Approvals, each of the Parties covenants and agrees that during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

(a)
it shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 6 to the extent the same is within its control and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under all Laws to complete the Arrangement, including using commercially reasonable efforts to promptly (i) obtain all necessary waivers, consents and approvals required from, and provide all required notices to, persons party to loan agreements, leases, licenses and other Contracts or Permits; (ii) obtain all necessary Permits as are required to be obtained by it under all Laws; (iii) defend all lawsuits or other legal, regulatory or other proceedings against it challenging or affecting the Arrangement or this Agreement, and oppose, lift or rescind any injunction or restraining order or other order or action seeking to stop, or otherwise adversely affecting, the ability of the Parties to consummate the Arrangement; and (iv) cooperate with the other Party in connection with the performance by it and its Subsidiaries of their obligations hereunder; and

(b)
it shall not deliberately take any action, refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to materially delay or materially impede the consummation of the Arrangement, or that will have, or would reasonably be expected to have, the effect of materially delaying, impairing or impeding the granting of the Regulatory Approvals.
(2)
Tilray shall use commercially reasonable efforts to, prior to the completion of the Arrangement, obtain conditional approval of the listing and posting for trading on Nasdaq of the Consideration Shares, subject only to satisfaction of the customary listing conditions of Nasdaq and it shall, at or prior to the Effective Time, allot and reserve for issuance a sufficient number of Tilray Shares to meet the obligations of Tilray under the Plan of Arrangement. Aphria shall use commercially reasonable efforts to cooperate with Tilray in respect of the foregoing, including by providing information reasonably requested by Tilray in connection therewith in a timely manner.

(3)
Tilray shall take such commercially reasonable actions as are necessary to enact the Amended Tilray Omnibus Plan and the Revised Tilray Organizational Documents in the manner and as directed by Aphria.

Section 4.4 Regulatory Approvals
(1)
As soon as reasonably practicable after the date hereof each Party, or where appropriate, the Parties jointly, shall make all notifications, filings, applications and submissions with Governmental Entities required or advisable in connection with the Regulatory Approvals, including the Required Regulatory Approvals, and shall use its commercially reasonable efforts to obtain as soon as reasonably practicable and maintain the Regulatory Approvals, including the Required Regulatory Approvals.

(2)	In the case of the HSR Act Approval, each Party shall make all required filings of Notification and Report Forms pursuant to the HSR Act within ten (10) Business Days of the date of this Agreement.
(3)
The Parties shall cooperate with one another in connection with obtaining the Regulatory Approvals, including providing or submitting on a timely basis, and as promptly as practicable, all documentation and information that is required, or in the opinion of a Party, acting reasonably, advisable, in connection with obtaining the Regulatory Approvals and use their commercially reasonable efforts to ensure that such information does not contain a misrepresentation; provided, however, that nothing in this provision shall require a Party to provide information that is not in its possession or not otherwise reasonably available to it.

(4)
The Parties shall (i) cooperate with and keep one another fully informed as to the status of and the processes and proceedings relating to obtaining the Regulatory Approvals and shall promptly notify each other of any material communication from any Governmental Entity in respect of the Arrangement or this Agreement, (ii) respond, as soon as reasonably practicable, to any reasonable requests for information from a Governmental Entity in connection with obtaining a Regulatory Approval, and (iii) not make any submissions or filings to any Governmental Entity related to the transactions contemplated by this Agreement, or participate in any meetings or any material conversations with any Governmental Entity in respect of any filings, submissions, investigations or other inquiries or matters related to the transactions contemplated by this Agreement, unless it consults with the other Party in advance and, to the extent not precluded by such Governmental Entity, gives the other Party a reasonable opportunity to review drafts of any submissions or filings (and will give due consideration to any comments received from such other Party) and to attend and participate in any communications. Despite the foregoing, submissions, filings or other written communications with any Governmental Entity may be redacted as necessary before sharing with the other Party to address reasonable attorney-client or other privilege or confidentiality concerns, provided that a Party must provide external legal counsel to the other Party non-redacted versions of drafts and final submissions, filings or other written communications with any Governmental Entity on the basis that the redacted information will not be shared with its clients.

(5)
Tilray and Aphria will not, and will not permit any of their respective Subsidiaries to, acquire or agree to acquire, by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any Person, or otherwise acquire or agree to acquire any assets or equity, if the entering into of an agreement relating to or the consummation of such acquisition, merger or consolidation would at the time of entry into such agreement, reasonably be expected to (i) materially increase the likelihood of any Governmental Entity entering an Order prohibiting the consummation of the transactions contemplated by this Agreement or (ii) prevent, materially impede or materially delay the receipt of the Required Regulatory Approvals.

(6)
If any objections are asserted with respect to the transactions contemplated by this Agreement under any Law, or if any proceeding is instituted or threatened by any Governmental Entity challenging or which could lead to a challenge of any of the transactions contemplated by this Agreement as not in compliance with Law or as not satisfying any applicable legal text under a Law necessary to obtain the Regulatory Approvals, the Parties shall use their commercially reasonable efforts consistent with the terms of this Agreement to resolve such objection or proceeding, as the case may be, so as to allow the Effective Time to occur on or prior to the Outside Date.

(7)
Notwithstanding anything to the contrary in this Agreement, no Party is permitted or required to divest or to offer to divest any of their assets or properties or to agree to any behavioural remedy, undertaking, commitment, or restriction on the operations of Tilray or Aphria in order to secure any Regulatory Approval, including either the Competition Act Approval or the HSR Approval, except with the express consent of both Tilray and Aphria.

Section 4.5 Access to Information; Confidentiality
From the date hereof until the earlier of the Effective Time and the termination of this Agreement, subject to compliance with applicable Law and the terms of any existing Contracts, each of Tilray and Aphria shall give the other Party and its Representatives (1) upon reasonable notice, reasonable access during normal business hours to its and its Subsidiaries’ (a) premises, (b) property and assets (including books and records), (c) Contracts and leases and (d) senior personnel and Representatives, so long as the access does not unduly interfere with the Ordinary Course conduct of the business of the Party in question; and (2) such financial and operating data or other information with respect to the assets or business of such Party and its Subsidiaries as the other reasonably requests. Each of Tilray and Aphria shall continue to afford the other and its Representatives with access to the Tilray Data Room and the Aphria Data Room, respectively, and such virtual data room shall continue to remain populated in the manner provided as of the Data Room Cut-off Time with any additional documents being inserted as the other Party may reasonably request. The Parties acknowledge and agree that information furnished pursuant to this Section 4.5 shall be subject to the terms and conditions of the Confidentiality Agreement.
Section 4.6 Insurance and Indemnification
(1)
Prior to the Effective Date, Aphria shall, and Tilray may (to the extent determined to be necessary or appropriate by the Tilray Board), purchase customary “tail” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate to the protection provided by the policies maintained by Aphria and its Subsidiaries or Tilray and its Subsidiaries, as applicable, which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date; provided that the cost of such policies will not exceed 300% of the annual premiums currently in effect for such director and officer liability coverage and that if such insurance coverage is unavailable, Tilray will, or will cause Aphria and its subsidiaries or will cause the Tilray subsidiaries, as applicable, to maintain tail policies with the best available insurance coverage whose cost will not exceed 300% of the annual premiums currently in effect for such director and officer liability coverage. Tilray will, or will cause Aphria and its Subsidiaries or Tilray and its Subsidiaries, as applicable, to, maintain such tail policies in effect without any reduction in scope or coverage for six (6) years from the Effective Date.

(2)
Tilray agrees that it shall directly honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of Aphria and its Subsidiaries, including all rights pursuant to the Organizational Documents of such entities and any contractual rights, and acknowledges that such rights shall survive the completion of the Plan of Arrangement and shall continue in full force and effect.

(3)
The provisions of this Section 4.6 are intended for the benefit of, and shall be enforceable by, each insured or indemnified person, his or her heirs and his or her legal representatives and, for such purpose, Aphria hereby confirms that it is acting as agent and trustee on their behalf.

Section 4.7 Supplemental Aphria Note Indenture
Each of Aphria and Tilray shall use their respective reasonable best efforts to cause the Aphria Convertible Senior Notes Supplemental Indenture to be executed and delivered on or prior to the Effective Time. Further to the foregoing, Aphria shall cause the Aphria Board to make the determinations required by Section 13.07 of the Aphria Convertible Senior Notes Indenture.
Section 4.8 Tilray Covenants Regarding Convertible Securities
(1)
The Tilray Board will not accelerate the vesting of the Tilray Options, Tilray Warrants, Tilray RSUs or Tilray RSAs and the Tilray Board will otherwise deal with such securities in accordance with their terms and will take all actions necessary or advisable to ensure that such securities are not affected by the implementation of the Transaction.

(2)
Tilray shall, immediately prior to the Effective Time, cause the Amended Tilray Omnibus Plan to become effective and shall take all steps reasonably necessary to cause the Replacement RSUs, Replacement Options and Replacement DSUs to be issued thereunder, and the Replacement Warrants to be issued, in accordance with the provisions of the Plan of Arrangement.

(3)
Tilray shall take all steps in advance of the Effective Date reasonably required by Aphria to facilitate the registration of: (i) the issuance of the Tilray Shares underlying the 2020 Aphria Warrants following the Effective Time; (ii) the resale of the Aphria Senior Convertible Notes and the resale of the Tilray Shares underlying the Aphria Senior Convertible Notes following the Effective Time; and (iii) the issuance of the Tilray Shares underlying the Replacement Options.

ARTICLE 5
ADDITIONAL COVENANTS REGARDING NON-SOLICITATION
Section 5.1 Non-Solicitation
(1)
From the date hereof until the date that this Agreement is terminated pursuant to Article 7, except as expressly provided in this Article 5, neither Party shall, directly or indirectly, do or authorize or permit any of its Representatives to do, any of the following:

(a)
solicit, initiate or knowingly encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of a Party or any Subsidiary) any Acquisition Proposal in respect of such Party or any inquiries, proposals or offers relating to any Acquisition Proposal or that could reasonably be expected to lead to an Acquisition Proposal in respect of such Party;

(b)
enter into, engage in, continue or otherwise participate in any discussions or negotiations with any person (other than the other Party hereto) regarding any Acquisition Proposal in respect of such Party or any inquiries, proposals or offers relating to any Acquisition Proposal or that could reasonably be expected to constitute or lead to an Acquisition Proposal in respect of such Party;

(c)	make a Change in Recommendation;
(d)
accept, approve, endorse or recommend, execute or enter into, or publicly propose to accept, approve, execute or enter into, any letter of intent, agreement in principle, agreement, arrangement, offer or understanding in respect of an Acquisition Proposal (other than a confidentiality and standstill agreement contemplated under Section 5.3(1)).

(2)
Each Party shall, and shall cause its Representatives to, immediately cease and terminate, and cause to be terminated, any existing solicitation, encouragement, discussion, negotiation, or other activities commenced prior to the date of this Agreement with any person (other than the other Party hereto) with respect to any inquiry, proposal or offer that constitutes or could reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection therewith, each Party will:

(a)
immediately discontinue access to and disclosure of any of its confidential information, including any data room and any confidential information, properties, facilities, books and records of such Party or of any of its Subsidiaries; and

(b)
within two Business Days of the date of this Agreement request and exercise all rights it has under any confidentiality agreement at the date of this Agreement related to any Acquisition Proposal, including an Acquisition Proposal made prior to the date hereof (i) the return or destruction of all copies of any confidential information regarding such Party or any of its Subsidiaries provided to any person relating to an Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal and (ii) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding such Party or any of its Subsidiaries.
(3)
Each Party represents that it has not as of the date of this Agreement and in the 12 months prior to the date of this Agreement, waived any confidentiality, standstill, non-disclosure, non-solicitation or similar agreement or restriction to which such Party or any of its Subsidiaries is a party. Each Party shall will use commercially reasonable efforts to enforce each confidentiality, standstill, non-disclosure, non-solicitation or similar agreement, restriction or covenant to which it or its Subsidiaries is a party and relates to a potential Acquisition Proposal (including a potential Acquisition Proposal made prior to the date hereof) and neither it, nor any of its Subsidiaries have or will, without the prior written consent of the other Party (which may be withheld or delayed in the other Party’s sole and absolute discretion), release any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations, or any of its Subsidiaries, under any such confidentiality, standstill, non-disclosure, non-solicitation or similar agreement to which the Party or any of its Subsidiaries is a party; provided, however, that the Parties acknowledge and agree that the automatic termination or release of any such agreement, restriction or covenant in accordance with their terms will not be a violation of this Section 5.1(3).

(4)
Each Party shall advise its Representatives of the prohibitions set out in this Article 5 and any violation of the restrictions set forth in this Article 5 by a Party’s Representatives is deemed to be a breach of this Article 5 by such Party.

Section 5.2 Notification of Acquisition Proposals
If a Party or any of its Representatives receives an Acquisition Proposal or any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to an Acquisition Proposal after the date of this Agreement, or any request for copies of, access to, or disclosure of, confidential information relating to such Party or any Subsidiary in connection with such an Acquisition Proposal, inquiry, proposal or offer, such Party shall as soon as practicable and in any event within 24 hours of the receipt thereof notify the other Party (at first orally and then in writing) of such Acquisition Proposal, inquiry, proposal, offer or request. Such notice shall include a description of the material terms and conditions of such Acquisition Proposal, inquiry, proposal, offer or request and the identity of all persons making the Acquisition Proposal, inquiry, proposal, offer or request and such Party shall provide the other Party with unredacted copies of all written documents, correspondence or other material received in respect of, from or on behalf of any such person or any other information reasonably necessary to keep the other Party informed in all material respects of the Acquisition Proposal. The Party receiving the Acquisition Proposal, inquiry, proposal, offer or request shall keep the other Party informed on a current basis of the status of material or substantive developments and (to the extent such Party is permitted by Section 5.3 to enter into discussions or negotiations), the status of discussions and negotiations with respect to any such Acquisition Proposal, inquiry, proposal, offer or request or change thereof and shall provide the other Party with copies of all material or substantive correspondence if in writing or electronic form, and if not in writing or electronic form, a description of the material terms of such correspondence sent or communicated to such Party by or on behalf of any person making any such Acquisition Proposal, inquiry, proposal, offer or request or change thereof.
Section 5.3 Responding to an Acquisition Proposal
(1)
Notwithstanding any provision of this Agreement, if at any time following the date of this Agreement and prior to, in the case of Tilray, the approval of the Tilray Resolutions by the Tilray Shareholders, and, in the case of Aphria, the approval of the Arrangement Resolution by the Aphria Shareholders, a Party receives an Acquisition Proposal that did not result from a breach of this Article 5 (it being understood that a Party will not be in breach of this Article 5 if such Party or its Representatives contact the Person who has made an Acquisition Proposal for the sole purpose of clarifying the terms and conditions of such Acquisition Proposal), such Party and its Representatives may engage in or participate in discussions or negotiations regarding such Acquisition Proposal, and may provide copies of, access to or disclosure of information, properties, facilities, books or records of such Party or its Subsidiaries to the person or persons making such Acquisition Proposal, if and only if:

(a)
the board of directors of such Party first determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to constitute or lead to a Superior Proposal;

(b)
the person or persons making such Acquisition Proposal was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar restriction with such Party or its Subsidiaries;

(c)	such Party has been, and continues to be, in compliance with its obligations under this Article 5 in all material respects;
(d)
prior to providing any such copies, access, or disclosure, such Party enters into a confidentiality and standstill agreement with the person or persons making such Acquisition Proposal substantially in the same form as the Confidentiality Agreement and which will not contain an exclusivity provision or other term which would restrict in any manner such Party’s ability to consummate the transactions hereunder or to comply with its disclosure obligations to the other Party hereunder and any such copies, access or disclosure provided to the person or persons making such Acquisition Proposal shall have already been (or will simultaneously be) provided to the other Party; and

(e)	such Party promptly provides the other Party with:
(i)	written notice stating such Party’s intention to participate in such discussions or negotiations and to provide such copies, access or disclosure; and
(ii)	prior to providing any such copies, access or disclosure, a true, complete and final executed copy of the confidentiality and standstill agreement referred to in Section 5.3(1)(d).
(2)
Nothing contained in this Agreement (but, for certainty, subject to Section 7.2) shall prevent a Party or its board of directors from complying with a court order or Section 2.17 of National Instrument 62-104 – Takeover Bids and Issuer Bids and similar provisions under Securities Laws relating to the provision of a directors’ circular in respect of an Acquisition Proposal; provided that the Party so complying shall provide the other Party with a reasonable opportunity to review the form and content of such circular or other response before it is sent by the Party so complying.

Section 5.4 Right to Match
(1)
If a Party receives an Acquisition Proposal that constitutes a Superior Proposal (the “Receiving Party”) prior to, in the case of Aphria being the Receiving Party, the approval of the Arrangement Resolution by the Aphria Shareholders, and in the case of Tilray being the Receiving Party, the approval of the Tilray Resolutions by the Tilray Shareholders, the Receiving Party may, subject to compliance with Section 7.2, enter into a definitive agreement with respect to such Superior Proposal, if and only if:

(a)
the person or persons making such Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purposes or similar restriction with the Receiving Party or its Subsidiaries;

(b)
the Receiving Party has delivered to the other Party a written notice of the determination of the Receiving Party’s board of directors that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Receiving Party’s board of directors to enter into such definitive agreement with respect to such Superior Proposal, together with a written notice from the Receiving Party’s board of directors regarding the value (or range of values) in financial terms that the board of directors, in consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under such Superior Proposal (the “Superior Proposal Notice”);

(c)
the Receiving Party has provided the other Party a copy of the proposed definitive agreement for the Superior Proposal and all supporting materials, including any financing documents supplied to a Receiving Party in connection therewith;

(d)
at least five Business Days (the “Matching Period”) have elapsed from the date that is the later of the date on which the other Party received the Superior Proposal Notice and the date on which such other Party received all of the materials set forth in Section 5.4(1)(c);

(e)
during any Matching Period, such other Party has had the opportunity (but not the obligation), in accordance with Section 5.4(2), to offer to amend this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(f)
after the Matching Period, the Receiving Party’s board of directors has determined in good faith, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal (if applicable, compared to the terms of the Arrangement as proposed to be amended by the other Party under Section 5.4(2)) and that the failure by the board of directors to take such action would be inconsistent with its fiduciary duties; and

(g)
prior to or concurrently with entering into such definitive agreement the Receiving Party terminates this Agreement pursuant to Section 7.2, and pays the Tilray Termination Amount or the Aphria Termination Amount, as applicable, pursuant to Section 7.3.

(2)
During the Matching Period, or such longer period as the Receiving Party may approve in writing for such purpose: (a) the Receiving Party’s board of directors shall review any offer made by the other Party under Section 5.4(1)(e) to amend the terms of this Agreement and the Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (b) the Receiving Party shall negotiate, and cause its Representatives to negotiate, in good faith with the other Party to make such amendments to the terms of this Agreement and the Arrangement as would enable the other Party to proceed with the transactions contemplated by this Agreement on such amended terms. If the Receiving Party’s board of directors determines that such Acquisition Proposal would cease to be a Superior Proposal, the Receiving Party shall promptly so advise the other Party and the Parties shall amend this Agreement to reflect such offer made by the other Party, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(3)
Each successive amendment or modification to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Receiving Party or its shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of this Section 5.4 and the other Party shall be afforded a new five Business Day Matching Period from the later of the date on which such other Party received the Superior Proposal Notice and the date on which such other Party received all of the materials set forth in Section 5.4(1)(c) with respect to the new Superior Proposal from the Receiving Party.

(4)
The Receiving Party’s board of directors shall promptly reaffirm the Aphria Board Recommendation or the Tilray Board Recommendation, as the case may be, by press release after any Acquisition Proposal which is not determined to be a Superior Proposal is publicly announced or the Receiving Party’s board of directors determines that a proposed amendment to the terms of this Agreement as contemplated Section 5.4(2) would result in an Acquisition Proposal no longer being a Superior Proposal. The Receiving Party shall provide the other Party and its outside legal counsel with a reasonable opportunity to review the form and content of any such press release and shall make all reasonable amendments to such press release as requested by the other Party and its counsel.

(5)
If the Receiving Party provides a Superior Proposal Notice to the other Party on a date that is less than 10 Business Days before the Aphria Meeting or the Tilray Meeting, as the case may be, the other Party will be entitled to require the Receiving Party to proceed with or adjourn or postpone such Aphria Meeting or Tilray Meeting, as the case may be, in accordance with the terms of this Agreement to a date specified by the other Party that is not more than 10 Business Days after the scheduled date of the Aphria Meeting or the Tilray Meeting, as the case may be, provided that in no event shall such adjourned or postponed meeting be held on a date that is less than five Business Days prior to the Outside Date.

ARTICLE 6
CONDITIONS
Section 6.1 Mutual Conditions Precedent
The respective obligations of the Parties to complete the transactions contemplated by this Agreement are subject to the fulfillment, on or before the Effective Date, of each of the following conditions precedent, each of which may only be waived with the mutual consent of the Parties:
(a)	the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement;

(b)	the Arrangement Resolution shall have been passed by the Aphria Shareholders at the Aphria Meeting in accordance with the Interim Order;
(c)	the Tilray Shareholder Approval shall have been obtained at the Tilray Meeting in accordance with Law;
(d)
each of the Required Regulatory Approvals shall have been made, given or obtained, on terms satisfactory to the Parties, each acting reasonably, and each such Required Regulatory Approval shall be in full force and effect;

(e)	the Aphria Convertible Senior Note Supplemental Indenture shall have been entered into;
(f)
the Consideration Shares, Replacement Options, Replacement DSUs, Replacement RSUs and Replacement Warrants to be issued under the Arrangement shall be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof; and

(g)	no Law is in effect that makes the completion of the Transaction illegal or otherwise prohibits or enjoins the Parties from completing the Transaction.
Section 6.2 Additional Conditions Precedent to the Obligations of Tilray
The obligations of Tilray to complete the transactions contemplated by this Agreement shall also be subject to the fulfillment of each of the following conditions precedent on or before the Effective Date (each of which is for the exclusive benefit of Tilray and may be waived by Tilray in whole or in part at any time):
(a)
all covenants of Aphria under this Agreement to be performed on or before the Effective Date which have not been waived by Tilray shall have been duly performed by Aphria in all material respects, and Tilray shall have received a certificate of Aphria addressed to Tilray and dated the Effective Date, signed on behalf of Aphria by a senior executive officer of Aphria, confirming the same as at the Effective Date;

(b)
(i) the representations and warranties of Aphria set forth in Section 2 of Schedule “C” [Capital Structure], Section 1 of Schedule “C” [Organization, Good Standing and Qualification] and Section 3 of Schedule “C” [Corporate Authority; Approval] shall be true and correct in all respects as of the date of this Agreement and as of the Effective Date as if made on and as of the Effective Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except for such failures to be so true and correct that are de minimis; (ii) the representations and warranties of Aphria set forth in Section 1(b) of Schedule “C” [Subsidiaries] shall be true and correct in all material respects (disregarding for such purposes any materiality or Material Adverse Effect qualification contained in any such representation or warranty) as of the date of this Agreement and as of the Effective Date as if made on and as of the Effective Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date); and (iii) all other representations and warranties made by Aphria in this Agreement shall be true and correct in all respects (disregarding for such purpose any materiality or Material Adverse Effect qualification contained in any such representation or warranty) as of the date of this Agreement and as of the Effective Date as if made on and as of the Effective Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except in the case of this clause (iii) where any failure or failures of any such other representations and warranties to be so true and correct would not, individually or in the aggregate, have a Material Adverse Effect in respect of Aphria; and Tilray shall have received a certificate of Aphria addressed to Tilray and dated the Effective Date, signed on behalf of Aphria by a senior executive officer of Aphria, confirming the same as of the Effective Date; and

(c)	since the date of this Agreement, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public) any Material Adverse Effect in respect of Aphria.
Section 6.3 Additional Conditions Precedent to the Obligations of Aphria
The obligations of Aphria to complete the transactions contemplated by this Agreement shall also be subject to the fulfillment of each of the following conditions precedent on or before the Effective Date (each of which is for the exclusive benefit of Aphria and may be waived by Aphria in whole or in part at any time):
(a)
all covenants of Tilray under this Agreement to be performed on or before the Effective Date which have not been waived by Aphria shall have been duly performed by Tilray in all material respects, and Aphria shall have received a certificate of Tilray, addressed to Aphria and dated the Effective Date, signed on behalf of Tilray by a senior executive officer of Tilray, confirming the same as of the Effective Date;
(b)
(i) the representations and warranties of Tilray set forth in Section 2 of Schedule “D” [Capital Structure], Section 4.1(1)(c) [Organization and Qualification] and Section 3 of Schedule “D” [Corporate Authority; Approval] shall be true and correct in all respects as of the date of this Agreement and as of the Effective Date as if made on and as of the Effective Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except for such failures to be so true and correct that are de minimis; (ii) the representations and warranties of Tilray set forth in Section 1(b) of Schedule “D” [Subsidiaries] of shall be true and correct in all material respects (disregarding for such purposes any materiality or Material Adverse Effect qualification contained in any such representation or warranty) as of the date of this Agreement and as of the Effective Date as if made on and as of the Effective Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date); and (iii) all other representations and warranties made by Tilray in this Agreement shall be true and correct in all respects (disregarding for such purpose any materiality or Material Adverse Effect qualification contained in any such representation or warranty) as of the date of this Agreement and as of the Effective Date as if made on and as of the Effective Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except in the case of this clause (iii) where any failure or failures of any such other representations and warranties to be so true and correct would not, individually or in the aggregate, have a Material Adverse Effect in respect of Tilray; and Aphria shall have received a certificate of Tilray addressed to Aphria and dated the Effective Date, signed on behalf of Tilray by a senior executive officer of Tilray, confirming the same as of the Effective Date;

(c)	since the date of this Agreement, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public) any Material Adverse Effect in respect of Tilray;
(d)	Tilray shall have complied with its obligations under Section 2.11 and the Depositary shall have confirmed receipt of the Consideration Shares contemplated thereby;
(e)	The Revised Tilray Organizational Documents shall have been filed and become effective; and
(f)
Aphria shall have received evidence satisfactory to it, acting reasonably, that the actions required to be taken by Tilray pursuant to Section 6.6 with effect as of and from the Effective Time shall have been taken by Tilray.

Section 6.4 Satisfaction of Conditions
The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 shall be conclusively deemed to have been satisfied, waived or released upon the issuance of the Certificate of Arrangement.
Section 6.5 Notice and Cure Provisions
(1)
Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement and the Effective Time of any event or state of facts which occurrence or failure would, or would reasonably be expected to:

(a)	cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect; or
(b)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder prior to the Effective Time.
in each case to the extent that the conditions in Section 6.2(a) and Section 6.2(b), in the case of Aphria’s representations, warranties and covenants, and Section 6.3(a) and Section 6.3(b), in the case of Tilray’s representations, warranties and covenants, would not be capable of being satisfied at any time from the date hereof until the Effective Date.
(2)
Tilray may not exercise its rights to terminate this Agreement pursuant to Section 7.2(1)(c)(iii) and Aphria may not exercise its right to terminate this Agreement pursuant to Section 7.2(1)(d)(iii) unless the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfilment of the applicable condition or for the applicable termination right, as the case may be. If any such notice is delivered, provided that a Party is proceeding diligently to cure such matter and such matter is capable of being cured, no Party may terminate this Agreement until the earlier of (a) the Outside Date and (b) the date that is ten Business Days from such notice, and then only if such matter has not been cured by such date. If such notice has been delivered prior to the making of the application for the Final Order or the Aphria Meeting or the Tilray Meeting, such application and/or meetings shall be postponed, if and to the extent necessary, until the expiry of such period.
Section 6.6 Governance
Tilray shall take all necessary actions to ensure that, at the Effective Time, (i) the Tilray Board shall be comprised of nine (9) directors. The members of the Tilray Board, the Chairperson of the Board and the Chief Executive Officer of Tilray shall be as set out in Schedule “E” and each shall have obtained security clearances as required by applicable Law. The Parties agree to work cooperatively to implement the foregoing including by providing any information required by Law with respect to the foregoing individuals for inclusion in the Tilray Proxy Statement, to the extent required, no later than five (5) Business Days’ prior to the required mailing of the Tilray Proxy Statement and Tilray shall obtain such staggered resignations and pass any such resolutions of the Tilray Board, and take all other actions, as may be required to ensure that, at the Effective Time, the Tilray Board is comprised of the nine directors contemplated in Schedule “E”. Tilray covenants and agrees that it will not agree to amend, modify, terminate or waive any provision of the Tilray CEO Resignation Agreement without the prior written consent of Aphria.
ARTICLE 7
TERM, TERMINATION, AMENDMENT AND WAIVER
Section 7.1 Term
This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.
Section 7.2 Termination
(1)	This Agreement may be terminated at any time prior to the Effective Date:
(a)	by mutual written agreement of the Parties; or
(b)	by either Party, if:
(i)
the Effective Date shall not have occurred on or before the Outside Date, except that the right to terminate this Agreement under this Section 7.2(1)(b) shall not be available to any Party whose failure to fulfill any of its obligations or its breach of any of its representations and warranties under this Agreement has been the principal cause of, or resulted in, the failure of the Effective Time to occur by the Outside Date;

(ii)
after the date hereof, there shall be enacted or made any Law or there shall exist any Order that makes consummation of the Arrangement illegal or otherwise restricts, prohibits or enjoins Aphria or Tilray from consummating the Arrangement and such Law or Order shall have become final and non-appealable, provided that the Party seeking to terminate this Agreement under this Section 7.2(1)(b)(ii) shall have used its commercially reasonable efforts to, as applicable, appeal or overturn such Law or otherwise have prevented the entry of or remove or lift such Order and shall not otherwise be in material breach of this Agreement;

(iii)	the Arrangement Resolution shall not have been passed by the Aphria Shareholders at the Aphria Meeting in accordance with the Interim Order; or
(iv)	the Tilray Resolutions shall not have been passed by the Tilray Shareholders at the Tilray Meeting in accordance with Law; or

(c)	by Tilray, if:
(i)
the Aphria Board (or any committee thereof) (A) fails to unanimously recommend or withdraws, amends, modifies or qualifies (or proposes publicly to withdraw, amend, modify or qualify), in a manner adverse to Tilray, the Aphria Board Recommendation, (B) accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend an Acquisition Proposal or takes no position or remains neutral, in each case, with respect to a publicly announced or otherwise publicly disclosed Acquisition Proposal for more than five Business Days (or beyond the third Business Day prior to the Aphria Meeting, if sooner), (C) accepts, approves, executes or enters into, or causes Aphria or any of its Subsidiaries to accept, approve, execute or enter into, or publicly proposes to accept, approve, execute or enter into, or to cause Aphria or any of its Subsidiaries to accept, approve, execute or enter into, any agreement, letter of intent, agreement in principle, agreement, arrangement or understanding in respect of an Acquisition Proposal (other than a confidentiality and standstill agreement contemplated under Section 5.3(1)(d)), (D) fails to affirm publicly and without qualification the Aphria Board Recommendation within five (5) Business Days following the public announcement of an Acquisition Proposal in respect of Aphria and the written request by Tilray to provide such reaffirmation, provided that if such request is made fewer than five (5) Business Days prior to the Aphria Meeting, then, notwithstanding the foregoing, the Aphria Board in receipt of such request shall have to make such affirmation as soon as practicable prior to the Aphria Meeting, it being further agreed that no such request for such affirmation shall be made except once per publicly announced Acquisition Proposal or material modification of such Acquisition Proposal, or (E) resolves to take any of the prohibited actions above (each, being an “Aphria Change in Recommendation”);

(ii)
prior to the approval by the Tilray Shareholders of the Tilray Resolutions, the Tilray Board authorizes Tilray to enter into a written agreement (other than a confidentiality agreement permitted by and in accordance with Section 5.3(1)(d)) with respect to a Superior Proposal in accordance with Section 5.4, provided Tilray is then in compliance with Article 5 in all material respects and that prior to or concurrent with such termination Tilray pays the Tilray Termination Amount in accordance with Section 7.3;

(iii)
a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Aphria under this Agreement occurs that would cause any condition in Section 6.2(a) [Aphria Covenants Condition] or Section 6.2(b) [Aphria Reps and Warranties Condition] not to be satisfied, and such breach or failure is incapable of being cured on or prior to the Outside Date or is not cured in accordance with the terms of Section 6.5(2), provided that any Wilful Breach shall be deemed incapable of being cured; provided that Tilray is not then in breach of this Agreement so as to cause any condition in Section 6.3(a) [Tilray Covenants Condition] or Section 6.3(b) [Tilray Reps and Warranties Condition] not to be satisfied;

(iv)	Aphria breaches Article 5 in any material respect; or
(v)	after the date of this Agreement, there shall occur or be disclosed to the public (if previously undisclosed to the public) any Material Adverse Effect in respect of Aphria; or
(d)	by Aphria, if:
(i)
the Tilray Board (or any committee thereof) (A) fails to unanimously recommend or withdraws, amends, modifies or qualifies (or proposes publicly to withdraw, amend, modify or qualify), in a manner adverse to Aphria, the Tilray Board Recommendation, (B) accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend an Acquisition Proposal or takes no position or remains neutral, in each case, with respect to a publicly announced or otherwise publicly disclosed Acquisition Proposal for more than five Business Days (or beyond the third Business Day prior to the Aphria Meeting, if sooner), (C) accepts, approves, executes or enters into, or causes Tilray or any of its Subsidiaries to accept, approve, execute or enter into, or publicly proposes to accept, approve, execute or enter into, or to cause Tilray or any of its Subsidiaries to accept, approve, execute or enter into, any agreement, letter of intent, agreement in principle, agreement, arrangement or understanding in respect of an Acquisition Proposal (other than a confidentiality and standstill agreement contemplated under Section 5.3(1)(d)), (D) fails to affirm publicly and without qualification the Tilray Board Recommendation within five (5) Business Days following the public announcement of any Acquisition Proposal in respect of Tilray and the written request by Aphria to provide such reaffirmation, provided that if such request is made fewer than five (5) Business Days prior to the Tilray Meeting, then, notwithstanding the foregoing, the Aphria Board in receipt of such request shall have make such affirmation as soon as practicable prior to the Tilray Meeting, it being further agreed that no such request for such affirmation shall be made except once per publicly announced Acquisition Proposal or material modification of such Acquisition Proposal, or (E) resolves to take any of the prohibited actions above (each, being an “Tilray Change in Recommendation”);
(ii)
prior to the approval by the Aphria Shareholders of the Arrangement Resolution, the Aphria Board authorizes Aphria to enter into a written agreement (other than a confidentiality agreement permitted by and in accordance with Section 5.3(1)(d)) with respect to a Superior Proposal in accordance with Section 5.4, provided Aphria is then in compliance with Article 5 in all material respects and that prior to or concurrent with such termination Aphria pays the Aphria Termination Amount in accordance with Section 7.3;

(iii)
a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Tilray under this Agreement occurs that would cause any condition in Section 6.3(a) [Tilray Covenants Condition] or Section 6.3(b) [Tilray Reps and Warranties Condition] not to be satisfied, and such breach or failure is incapable of being cured on or prior to the Outside Date or is not cured in accordance with the terms of Section 6.5(2), provided that any Wilful Breach shall be deemed incapable of being cured; provided that Aphria is not then in breach of this Agreement so as to cause any condition in Section 6.2(a) [Aphria Covenants Condition] or Section 6.2(b) [Aphria Reps and Warranties Condition] not to be satisfied;

(iv)	Tilray breaches Article 5 in any material respect; or
(v)	after the date of this Agreement, there shall occur or be disclosed to the public (if previously undisclosed to the public) any Material Adverse Effect in respect of Tilray.
(2)
The Party desiring to terminate this Agreement pursuant to this Section 7.2 (other than pursuant to Section 7.2(1)(a)) shall give written notice of such termination to the other Party, specifying in reasonable detail the basis for such Party’s exercise of its termination right.

(3)
If this Agreement is terminated pursuant to Section 7.1 (as a result of the Effective Time occurring) or Section 7.2, this Agreement shall become void and of no effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party hereto except that: (a) in the event of termination under Section 7.1 (as a result of the Effective Time occurring), this paragraph, Section 4.6 and Section 6.6 shall survive for a period of six years following such termination; and (b) in the event of termination under Section 7.2, this paragraph, Section 4.6, Section 7.3, Section 7.4 and Article 8 and the provisions of the Confidentiality Agreement shall survive, and provided further that, notwithstanding anything to the contrary contained in this Agreement, no Party shall be relieved of any liability for any Wilful Breach by it of this Agreement.

Section 7.3 Termination Amounts
(1)
Tilray shall be entitled to the Aphria Termination Amount upon the occurrence of any of the following events (each a “Aphria Termination Amount Event”) which shall be paid by Aphria to Tilray, in consideration for the disposition of Tilray’s rights under this Agreement, within the time specified below in respect of each such Aphria Termination Amount Event:

(a)
this Agreement is terminated by Tilray pursuant to Section 7.2(1)(c)(i) [Aphria Change in Recommendation] or Section 7.2(1)(c)(iv) [Aphria Material Breach of Article 5], in which case the Aphria Termination Amount shall be paid on the second Business Day following such termination; or

(b)
this Agreement is terminated by Aphria pursuant to Section 7.2(1)(d)(ii) [Aphria Superior Proposal], in which case the Aphria Termination Amount shall be paid prior to or concurrent with such termination; or

(c)
this Agreement is terminated by either Party pursuant to Section 7.2(1)(b)(iii) [No Aphria Shareholder Approval] or is terminated by Tilray pursuant to Section 7.2(1)(c)(iii) [Aphria Breach of Representation or Covenant] on the basis of a Wilful Breach but only if,

(i)
prior to such termination, an Acquisition Proposal in respect of Aphria is publicly announced or otherwise publicly disclosed by any person or persons (other than Tilray and its Subsidiaries) or any person or persons (other than Tilray or any of its Subsidiaries) shall have publicly announced an intention to make an Acquisition Proposal in respect of Aphria; and

(ii)
within 12 months following the date of such termination, (1) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) with respect to Aphria is consummated or (2) Aphria or one or more of its Subsidiaries, directly or indirectly, in one or more transactions, enters into a Contract in respect of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) and such Acquisition Proposal is later consummated (whether or not within 12 months after such termination), in which case the Aphria Termination Amount shall be payable on or prior to consummation of the applicable transaction referred to therein. For purposes of this Section 7.3(1)(c), the term “Acquisition Proposal” shall have the meaning ascribed thereto in Section 1.1, except that the references to “20%” therein shall be deemed to be references to “50%”.
(2)
Aphria shall be entitled to the Tilray Termination Amount upon the occurrence of any of the following events (each an “Tilray Termination Amount Event”) which shall be paid by Tilray to Aphria, in consideration for the disposition of Aphria’s rights under this Agreement, within the time specified below in respect of each such Tilray Termination Amount Event:

(a)
this Agreement is terminated by Aphria pursuant to Section 7.2(1)(d)(i) [Tilray Change in Recommendation] or Section 7.2(1)(d)(iv) [Tilray Material Breach of Article 5], in which case the Tilray Termination Amount shall be paid on the second Business Day following such termination; or

(b)
this Agreement is terminated by Tilray pursuant to Section 7.2(1)(c)(ii) [Tilray Superior Proposal], in which case the Tilray Termination Amount shall be paid prior to or concurrent with such termination; or

(c)
this Agreement is terminated by either Party pursuant to Section 7.2(1)(b)(iv) [No Tilray Shareholder Approval] or is terminated by Aphria pursuant to Section 7.2(1)(d)(iii) [Tilray Breach of Representation or Covenant] on the basis of a Wilful Breach but only if,

(i)
prior to such termination, an Acquisition Proposal in respect of Tilray is publicly announced or otherwise publicly disclosed by any person or persons (other than Aphria and its Subsidiaries) or any person or persons (other than Aphria or any of its Subsidiaries) shall have publicly announced an intention to make an Acquisition Proposal in respect of Tilray; and

(ii)
within 12 months following the date of such termination, (1) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) with respect to Tilray is consummated or (2) Tilray or one or more of its Subsidiaries, directly or indirectly, in one or more transactions, enters into a Contract in respect of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) and such Acquisition Proposal is later consummated (whether or not within 12 months after such termination), in which case the Tilray Termination Amount shall be payable on or prior to consummation of the applicable transaction referred to therein. For purposes of this Section 7.3(2)(c), the term “Acquisition Proposal” shall have the meaning ascribed thereto in Section 1.1, except that the references to “20%” therein shall be deemed to be references to “50%”.

(3)
The Aphria Termination Amount or the Tilray Termination Amount, as applicable, shall be payable by the Party required to pay such fee by wire transfer in immediately available funds to an account specified by the Party to whom such fee is payable.

(4)
Each of the Parties acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated in this Agreement and that, without those agreements, the Parties would not enter into this Agreement. The Parties further acknowledge and agree that the Aphria Termination Amount or the Tilray Termination Amount, as applicable, (i) is a payment of liquidated monetary damages which are a genuine pre-estimate of the damages which the Party entitled to receive such fee will suffer or incur as a result of the cancellation, termination and disposition of all rights and obligations with respect to the direct or indirect acquisition of Aphria by Tilray in the circumstances in which the Aphria Termination Amount or the Tilray Termination Amount, as applicable, is payable, (ii) represents consideration for the disposition by the payee of its rights under this Agreement, (iii) that such payment is not for lost profits or a penalty, and (iv) that no Party shall take any position inconsistent with the foregoing. Each of the Parties irrevocably waives any right it may have to raise as a defense that any such liquidated damages are excessive or punitive. Subject to Section 7.2(3), each of the Parties hereby acknowledges and agrees that, upon any termination of this Agreement as permitted under Section 7.2 under circumstances where a Party is entitled to the Aphria Termination Amount or the Tilray Termination Amount, as applicable, and such Aphria Termination Amount or Tilray Termination Amount, as applicable, is paid in full to such Party, the Party to whom such fee has been paid shall be precluded from any other remedy against the other Party at law or in equity or otherwise and in any such case it shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the Party who has paid such fee or any of its Subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates in connection with this Agreement or the transactions contemplated hereby.

(5)
Nothing in this Section 7.3 shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or otherwise to obtain specific performance of any such covenants or agreement, and any requirement for securing or posting of any bond in connection with the obtaining of any such injunction or specific performance is hereby being waived.

Section 7.4 Fees and Expenses
(1)
Except as otherwise provided herein, each Party shall pay all fees, costs and expenses incurred by such Party in connection with this Agreement and the Arrangement. The Parties shall share equally any filing fees and applicable Taxes payable for or in respect of any application, notification or other filing made in respect of any regulatory process in respect of the transactions contemplated by the Arrangement.

(2)
In the event this Agreement was terminated pursuant to Section 7.2(1)(b)(iv) [No Tilray Shareholder Approval], Tilray will pay to Aphria, and Aphria will be entitled to, its Transaction Expenses (for the avoidance of doubt, unless the Tilray Termination Amount is otherwise payable pursuant to this Section 7.3(2)), in which case the Aphria’s Transaction Expenses will be paid no later than the second Business Day following such termination; provided that if Aphria also fails to obtain approval of the Arrangement Resolution Aphria’s Transaction Expenses shall not be payable by Tilray hereunder.

(3)
In the event this Agreement was terminated pursuant to Section 7.2(1)(b)(iv) [No Aphria Shareholder Approval], Aphria will pay to Tilray, and Tilray will be entitled to, its Transaction Expenses (for the avoidance of doubt, unless the Aphria Termination Amount is otherwise payable pursuant to this Section 7.3(1)), in which case the Tilray’s Transaction Expenses will be paid no later than the second Business Day following such termination; provided that if Tilray also fails to obtain approval of the Tilray Resolutions Tilray’s Transaction Expenses shall not be payable by Aphria hereunder.

Section 7.5 Amendment
This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of Aphria Meeting and the Tilray Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, and any such amendment may, subject to the Interim Order and the Final Order and Law, without limitation:
(1)	change the time for performance of any of the obligations or acts of the Parties;
(2)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(3)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and/or
(4)	waive compliance with or modify any mutual conditions precedent herein contained.
ARTICLE 8
GENERAL PROVISIONS
Section 8.1 Privacy
(1)
Each Party shall comply with applicable privacy Laws in the course of collecting, using and disclosing personal information about an identifiable individual (the “Transaction Personal Information”). Neither Party shall disclose Transaction Personal Information to any person other than to its advisors who are evaluating and advising on the transactions contemplated by this Agreement. If the Arrangement is consummated, neither Party shall, following the Effective Date, without the consent of the individuals to whom such Transaction Personal Information relates or as permitted or required by applicable Law, use or disclose Transaction Personal Information:

(a)	for purposes other than those for which such Transaction Personal Information was collected prior to the Effective Date; and
(b)	which does not relate directly to the carrying on the business of such Party or to the carrying out of the purposes for which the transactions contemplated by this Agreement were implemented.
(2)
Each Party shall protect and safeguard the Transaction Personal Information against unauthorized collection, use or disclosure. Each Party shall cause its advisors to observe the terms of this Section 8.1 and to protect and safeguard Transaction Personal Information in their possession. If this Agreement shall be terminated, each Party shall promptly deliver to other Party all Transaction Personal Information in its possession or in the possession of any of its advisors, including all copies, reproductions, summaries or extracts thereof.

Section 8.2 Notices
All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or e-mail transmission, or as of the following Business Day if sent by prepaid overnight courier, to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other given in accordance with these provisions):
(1)	if to Tilray:
Tilray, Inc.
495 Wellington Street West
Unit 250
Toronto, ON M5V 1G1
Attention: Dara Redler
Email: [REDACTED]
with a copy (which shall not constitute notice) to:
Blake, Cassels & Graydon LLP
595 Burrard Street, Suite 2600
Vancouver, BC V7X 1L3
Attention: Kathleen Keilty
Email: kathleen.keilty@blakes.com
and to

Cooley LLP
3175 Hanover Street
Palo Alto, CA 94304-1130
Attention: Steve Tonsfeldt
Email: stonsfeldt@cooley.com
(2)	if to Aphria:
Aphria Inc.
1 Adelaide Street East, Suite 2310
Toronto, ON
M5C 2V9
Attention: Christelle Gedeon, Chief Legal Officer
Email: [REDACTED]
with a copy (which shall not constitute notice) to:
DLA Piper LLP (US)
1251 Avenue of the Americas
25th Floor
New York, NY 10020
Attention: Christopher P. Giordano
Email: christopher.giordano@us.dlapiper.com
and to
DLA Piper (Canada) LLP
1 First Canadian Place, Suite 6000
100 King Street West, PO Box 367
Toronto, ON M5X 1E2
Attention: Russel W. Drew
Email: russel.drew@dlapiper.com
and to
Fasken Martineau DuMoulin LLP
Bay Adelaide Centre
333 Bay Street, Suite 2400
Toronto, ON M5H 2T6
Attention: Bradley Freelan / Alex Nikolic
Email: bfreelan@fasken.com / anikolic@fasken.com
Section 8.3 Third Party Beneficiaries
(1)
Except as provided in Section 4.6, which, without limiting its terms, is intended as stipulations for the benefit of the third persons mentioned in such provisions (such third persons referred to in this Section 8.3 as the “Indemnified Persons”) and except for the rights granted to the Tilray Nominees in Schedule “E” hereof, each of the Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any person, other than the Parties and that no person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

(2)
Despite the foregoing, each of the Parties acknowledges to each of the Indemnified Persons their direct rights against each of them under Section 4.6 and to the Tilray Nominees their direct rights under Schedule “E” hereof, as applicable, which are intended for the benefit of, and shall be enforceable by, each

Indemnified Person and the Tilray Nominees, as applicable, his or her heirs and his or her legal representatives, and for such purpose, each Party confirms that it is acting as trustee and/or agent on their behalf, and agrees to enforce such provisions on their behalf.
Section 8.4 Further Assurances
Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in the Plan of Arrangement without any further act or formality, each of the Parties to this Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out therein.
Section 8.5 Governing Law
This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the non-exclusive jurisdiction of the Courts of the Province of Ontario situated in the City of Toronto in respect of all matters arising under and in relation to this Agreement and waives objection to venue of any proceeding in such court or that such court provides an inconvenient forum.
Section 8.6 Injunctive Relief
Subject to Section 7.3, the Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to seek an injunction or injunctions, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement, and any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief is hereby being waived, this being in addition to any other remedy to which the Parties may be entitled at law or equity.
Section 8.7 Time of Essence
Time shall be of the essence in this Agreement.
Section 8.8 Entire Agreement, Binding Effect and Assignment
This Agreement (including the exhibits and schedules hereto, Aphria Disclosure Letter and the Tilray Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof and, except as expressly provided herein, this Agreement is not intended to and shall not confer upon any person other than the Parties any rights or remedies hereunder. Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by either of the Parties without the prior written consent of the other Party.
Section 8.9 Severability
If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.
Section 8.10 No Liability
No director or officer of a Party or of any of its affiliates shall have any personal liability whatsoever to the other Party under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of a Party.

Section 8.11 Rules of Construction
The Parties to this Agreement waive the application of any Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the Party drafting such agreement or other document.
Section 8.12 Counterparts, Execution
This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.
* * * * * * *

IN WITNESS WHEREOF the Parties have executed this Arrangement Agreement on the date first written above.
APHRIA INC.

By:	/s/ Carl Merton
Authorized Signing Officer

TILRAY, INC.

By:	/s/ Brendan Kennedy
Authorized Signing Officer
[Signature Page to Arrangement Agreement]

SCHEDULE “A”
PLAN OF ARRANGEMENT
UNDER THE PROVISIONS OF SECTION 182
OF THE BUSINESS CORPORATIONS ACT (ONTARIO)
ARTICLE 1
INTERPRETATION
Section 1.1 Definitions
In this Plan of Arrangement, unless there is something in the subject matter or context clearly inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of those terms shall have corresponding meanings:
(1)	“2016 Aphria Warrants” means 200,000 warrants issued by Aphria expiring September 26, 2021;
(2)	“Aphria” means Aphria Inc. a company incorporated under the laws of the Province of Ontario;
(3)
“Aphria Dissenting Shareholder” means a registered holder of Aphria Shares who has duly and validly exercised the Dissent Rights in respect of the Arrangement Resolution in strict compliance with the Dissent Rights and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

(4)	“Aphria DSUs” means the deferred share units of Aphria issued pursuant to the Aphria Omnibus Incentive Plan;
(5)	“Aphria Omnibus Incentive Plan” means the omnibus long-term incentive plan of Aphria approved at the annual and special meeting of Aphria Shareholders held on November 2, 2018;
(6)	“Aphria Options” means the outstanding options, if any, to purchase Aphria Shares issued pursuant to the Aphria Benefit Plans;
(7)	“Aphria RSUs” means the restricted share units issued to eligible participants under the Aphria Omnibus Incentive Plan;
(8)	“Aphria Securityholders” means the holders of Aphria Shares, Aphria DSUs, Aphria Options, Aphria RSUs and Aphria Warrants;
(9)	“Aphria Shares” means the common shares in the capital of Aphria, each entitling the holder thereof to one (1) vote per share at shareholder meetings of Aphria;
(10)	“Aphria Warrant Indenture” means the common share purchase warrant indenture dated January 30, 2020 between Aphria and Computershare Trust Company of Canada;
(11)	“Aphria Warrants” means collectively, the 2016 Aphria Warrants and 7,022,472 warrants issued by Aphria expiring January 30, 2022;
(12)
“Arrangement” means the arrangement under Section 182 of the OBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement or made at the direction of the Court in the Final Order with the consent of Aphria and Tilray, each acting reasonably;

(13)
“Arrangement Agreement” means the agreement made as of December 15, 2020 between Aphria and Tilray, including the schedules thereto, together with the Aphria Disclosure Letter and the Tilray Disclosure Letter, as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with its terms;

(14)	“Arrangement Resolution” means the special resolution approving the Arrangement passed by the Aphria Shareholders at the Meeting;
(15)
“Articles of Arrangement” means the articles of arrangement of Aphria in respect of the Arrangement, required by the OBCA to be sent to the Director after the Final Order is made, which will be in form and content satisfactory to Aphria and Tilray, each acting reasonably;

(16)
“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major commercial banking institutions in Toronto, Ontario or New York, New York are required by Law to be closed for business;

(17)	“Certificate of Arrangement” means the certificate of arrangement giving effect to the Arrangement, issued by the Director pursuant to the OBCA after the Articles of Arrangement have been filed;
(18)	“Code” means the United States Internal Revenue Code of 1986, as amended;
(19)	“Court” means the Ontario Superior Court of Justice (Commercial List) or any other court with jurisdiction to consider and issue the Interim Order and the Final Order;
(20)	“Depositary” means Odyssey Trust or such other depositary as may be agreed upon by the Parties acting reasonably;
(21)	“Director” means the Director appointed under section 278 of the OBCA;
(22)	“Dissent Rights” means the rights of dissent of registered Aphria Shareholders in respect of the Arrangement described in Article 4 of this Plan of Arrangement;
(23)	“Dissenting Shares” means the Aphria Shares held by Aphria Dissenting Shareholders in respect of which such Aphria Dissenting Shareholders have given Notice of Dissent;
(24)	“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;
(25)	“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date or such other time as the Parties agree in writing before the Effective Date;
(26)	“Exchange Ratio” means 0.8381;
(27)
“Final Order” means the order of the Court in a form acceptable to Aphria and Tilray, each acting reasonably, approving the Arrangement under section 182(5) of the OBCA, as such order may be affirmed, amended, modified, supplemented or varied by the Court at any time prior to the Effective Date or, if appealed and a stay of the final order is obtained pending appeal, then, unless such appeal is withdrawn, abandoned or denied, as affirmed or amended on appeal;

(28)
“holder” means, when used with reference to any securities of Aphria, the holder of such securities shown from time to time in the central securities register maintained by or on behalf of Aphria in respect of such securities;

(29)
“Interim Order” means the interim order of the Court pursuant to Section 182(5) of the OBCA in a form acceptable to Aphria and Tilray, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as such order may be amended, modified, supplemented or varied by the Court with the consent of Aphria and Tilray, each acting reasonably, at any time prior to the Final Order or, if appealed and a stay of the final order is obtained pending appeal, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

(30)	“In-The-Money Amount” in respect of an option means the amount, if any, by which the fair market value at that time of the securities subject to the option exceeds the exercise price of the option;
(31)
“Law” means any and all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, notices, judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, rulings, determinations or awards, decrees or other requirements of any Governmental Entity having the force of law and any legal requirements arising under the common law or principles of law or equity and the term “applicable” with respect to such Laws and, in the context that refers to any Person, means such Laws as are applicable at the relevant time or times to such Person or its business, undertaking, property or securities and emanate from a Governmental Entity having jurisdiction over such Person or its business, undertaking, property or securities;

(32)	“Letter of Transmittal” means the letter of transmittal to be delivered by the Shareholders to the Depositary as described therein;
(33)
“Lien” means any mortgage, deed of trust, charge, pledge, hypothec, security interest, easement, right of way, zoning restriction, lien (statutory or otherwise), or other third party encumbrance, in each case, whether contingent or absolute;

(34)
“Meeting” means the special meeting of the Aphria Shareholders, including any adjournment or postponement thereof, called and held in accordance with the Interim Order for the purpose of approving the Arrangement Resolution;

(35)
“Notice of Dissent” means a notice of dissent duly and validly given by a registered holder of Aphria Shares exercising Dissent Rights as contemplated in the Interim Order and as described in Article 4;

(36)	“OBCA” means the Business Corporations Act (Ontario) and all regulations made thereunder, as promulgated or amended from time to time;
(37)	“Parties” means Aphria and Tilray;
(38)
“Plan of Arrangement” means this plan of arrangement, subject to any amendments or variations to such plan made in accordance with this Agreement or made at the direction of the Court in the Final Order with the consent of Aphria and Tilray, each acting reasonably;

(39)	“Share Consideration” means, for each Aphria Share, 0.8381 Tilray Shares;
(40)	“Shareholders” means the registered and/or beneficial holders of Aphria Shares, as the context requires;
(41)	“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as may be amended from time to time;
(42)	“Tilray” means Tilray, Inc., a corporation incorporated under the laws of the State of Delaware;
(43)
“Tilray Plan” means the amended and restated 2018 equity incentive plan of Tilray, dated February 5, 2018, as amended and restated on May 21, 2018, and following the Effective Time, shall mean the Amended Tilray Omnibus Plan;

(44)	“Tilray Shares” means the Class 2 common stock of Tilray; and
(45)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;
Any capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Arrangement Agreement. In addition, words and phrases used herein and defined in the OBCA and not otherwise defined herein or in the Arrangement Agreement shall have the same meaning herein as in the OBCA unless the context otherwise clearly requires.
Section 1.2 Interpretation Not Affected by Headings
The division of this Plan of Arrangement into Articles, Sections, paragraphs and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an “Article”, “Section” or “paragraph” followed by a number and/or a letter refer to the specified Article, Section or paragraph of this Plan of Arrangement.
Section 1.3 Number, Gender and Persons
In this Plan of Arrangement, unless the context otherwise clearly requires, words used herein importing the singular include the plural and vice versa; words imparting any gender shall include all genders and the neuter gender; and words imparting persons shall include individuals, partnerships, limited liability companies, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities and other entities.
Section 1.4 Date of Any Action
If any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, then such action shall be required to be taken on the next succeeding day which is a Business Day.
Section 1.5 Time
Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein or in the Letter of Transmittal and Election Form refer to the local time of Aphria (being the time in Toronto, Ontario) unless otherwise stipulated herein or therein.

Section 1.6 Statutory References
Unless otherwise indicated, references in this Plan of Arrangement to any statute include all regulations made pursuant to such statute and the provisions of any statute or regulation which amends, supplements or supersedes any such statute or regulation.
Section 1.7 Currency
Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada, and “$” refers to Canadian dollars. All references in this Plan of Arrangement to sums of money expressed in lawful money of the United States refers to “US$”.
ARTICLE 2
EFFECT OF THE ARRANGEMENT
Section 2.1 Arrangement Agreement
This Plan of Arrangement is made pursuant to, is subject to the provisions of, and forms a part of the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein. This Plan of Arrangement constitutes an arrangement as referred to in Section 182 of the OBCA.
Section 2.2 Binding Effect
This Plan of Arrangement will become effective commencing at the Effective Time and shall be binding upon Tilray, Aphria, Aphria Securityholders, the Depositary, the transfer agents in respect of the Aphria Shares and the Tilray Shares and all other Persons without any further act or formality required on the part of any Person.
Section 2.3 Transfers Free and Clear
Any transfer of securities pursuant to this Plan of Arrangement shall be free and clear of all Liens, claims and encumbrances.
ARTICLE 3
ARRANGEMENT
Section 3.1 The Arrangement
Commencing at the Effective Time, each of the events set out below shall occur and be deemed to occur in the following sequence, in each case without any further authorization, act or formality on the part of any Person:
(1)	at the Effective Time:
(a)
each Dissenting Share held by an Aphria Dissenting Shareholder who is ultimately determined to be entitled to be paid the fair value of the Dissenting Shares in respect of which such Aphria Dissenting Shareholder has exercised Dissent Rights shall be, and shall be deemed to be, transferred by the holder thereof, without any further act or formality on its part, to Aphria (free and clear of all Liens) and such Aphria Dissenting Shareholder will cease to be the holder thereof or to have any rights as a holder in respect of such Dissenting Share other than the right to be paid the fair value of such Dissenting Share determined and payable in accordance with Article 4; and

(b)
at the same time as the step in Section 3.1(b)(i) occurs, the name of each Aphria Dissenting Shareholder shall be removed from the register of the Aphria Shares and such Dissenting Shares shall be automatically cancelled as of the Effective Date;

(2)	at the same time as the steps in Section 3.1(a) occur:
(a)
each Aphria Share outstanding immediately prior to the Effective Time (other than Dissenting Shares held by Aphria Dissenting Shareholders who are ultimately determined to be entitled to be paid the fair value of their Dissenting Shares as determined in accordance with Article 4), shall be, and shall be deemed to be, transferred by the holder thereof to Tilray (free and clear of all Liens) in exchange for issuance of the Share Consideration;

(b)
at the same time as the step in Section 3.1(b)(i) occurs, the Amended Tilray Omnibus Plan becomes effective and the holder of each Aphria Share transferred to Tilray pursuant to Section 3.1(b)(i) shall cease to be the holder thereof, or to have any rights as a holder thereof other than the right to receive the Share Consideration issuable in respect of each Aphria Share held pursuant to Section 3.1(b)(i) and shall be removed from the register of the Aphria Shares and legal and beneficial title to each such Aphria Share shall be transferred to Tilray and Tilray will be and be deemed to be the transferee and legal and beneficial owner of such Aphria Share (free and clear of any Liens) and will be entered in the central securities register of Aphria as the sole holder thereof; and

(c)	Tilray will be the holder of all of the outstanding Aphria Shares;
(3)	immediately after the steps in Section 3.1(b) occur:
(a)
each Aphria Option, to the extent it has not been exercised as of the Effective Date, will be exchanged by the holder thereof, without any further act or formality and free and clear of all Liens, for a stock option (a “Replacement Option”) to purchase a number of Tilray Shares equal to the product of the Exchange Ratio, rounded down to two decimal places, multiplied by the number of Aphria Shares issuable on exercise of such Aphria Option immediately prior to the Effective Time (rounded down to the next whole number of Tilray Shares) for an exercise price per Tilray Share (rounded up to the nearest whole cent) equal to the exercise price per share of such Aphria Option immediately prior to the Effective Time divided by the Exchange Ratio, rounded down to two decimal places, and the Aphria Options shall thereupon be cancelled. The term to expiry, conditions to and manner of exercise and other terms and conditions of each of the Replacement Options shall be the same as the terms and conditions of the Aphria Option for which it is exchanged except that such Replacement Options shall be governed by the terms and conditions of the Tilray Plan and, in the event of any inconsistency or conflict the Tilray Plan shall govern. It is intended that subsection 7(1.4) of the Tax Act apply to the exchange of Aphria Options by Aphria Securityholders resident in Canada who acquired Aphria Options by virtue of their employment. Accordingly, and notwithstanding the foregoing, if required, the exercise price of a Replacement Option held by such an Aphria Securityholder will be increased such that the In-The-Money Amount of the Replacement Option immediately after the exchange does not exceed the In-The-Money Amount of the Aphria Option immediately before the exchange. For any Aphria Option that is intended to qualify as an “incentive stock option” within the meaning of Section 422 of the Code, it is intended that such exchange will comply with Treasury Regulation Section 1.424(1)(a). For any Aphria Option that is a nonqualified option held by a US taxpayer, it is intended that such exchange will be implemented in a manner intended comply with Section 409A of the Code. Any document previously evidencing the Aphria Option shall thereafter evidence and be deemed to evidence such Replacement Option and no certificates evidencing the Replacement Options shall be issued;

(b)
each Aphria RSU, to the extent it has not been exercised as of the Effective Date, will be exchanged by the holder thereof, without any further act or formality and free and clear of all Liens, for an award of restricted share units granted by Tilray (the “Replacement RSUs”) in respect of a number of Tilray Shares equal to the product of the Exchange Ratio, rounded down to two decimal places, multiplied by the number of Aphria Shares underlying such Aphria RSUs immediately prior to the Effective Time (rounded down to the next whole number of Tilray Shares), and the Aphria RSUs shall thereupon be cancelled. The term to expiry, conditions to and manner of receipt and other terms and conditions of each of the Replacement RSUs shall be the same as the terms and conditions of the Aphria RSU for which it is exchanged except that such Replacement RSU shall be governed by the terms and conditions of the Tilray Plan and, in the event of any inconsistency or conflict the Tilray Plan shall govern. Any document previously evidencing the Aphria RSUs shall thereafter evidence and be deemed to evidence such Replacement RSUs and no certificates evidencing the Replacement RSUs shall be issued. It is intended that subsection 7(1.4) of the Tax Act apply to the exchange of Aphria RSUs by Aphria Securityholders resident in Canada who acquired Aphria RSUs by virtue of their employment;

(c)
each Aphria DSU, to the extent it has not been exercised as of the Effective Date, will be exchanged by the holder thereof, without any further act or formality and free and clear of all Liens, for an award of deferred share units granted by Tilray (the “Replacement DSUs”) in respect of a number of Tilray

Shares equal to the product of the Exchange Ratio, rounded down to two decimal places, multiplied by the number of Aphria Shares underlying such Aphria DSUs immediately prior to the Effective Time (rounded down to the next whole number of Tilray Shares), and the Aphria DSUs shall thereupon be cancelled. The term to expiry, conditions to and manner of receipt and other terms and conditions of each of the Replacement DSUs shall be the same as the terms and conditions of the Aphria DSU for which it is exchanged except that such Replacement DSU shall be governed by the terms and conditions of the Tilray Plan and, in the event of any inconsistency or conflict the Tilray Plan shall govern. Any document previously evidencing the Aphria DSUs shall thereafter evidence and be deemed to evidence such Replacement DSUs and no certificates evidencing the Replacement DSUs shall be issued. It is intended that subsection 7(1.4) of the Tax Act apply to the exchange of Aphria DSUs by Aphria Securityholders resident in Canada who acquired Aphria DSUs by virtue of their employment;
(d)
each 2016 Aphria Warrant, to the extent it has not been exercised as of the Effective Date, will be exchanged by the holder thereof, without any further act or formality and free and clear of all Liens, for a warrant (a “Replacement Warrant”) to purchase a number of Tilray Shares equal to the product of the Exchange Ratio, rounded down to two decimal places, multiplied by the number of Aphria Shares issuable on exercise of such Aphria Warrant immediately prior to the Effective Time for an exercise price per Tilray Share equal to the exercise price per share of such Aphria Warrant immediately prior to the Effective Time divided by the Exchange Ratio, rounded down to two decimal places, and rounded up to the nearest whole cent (provided that, if the foregoing calculation results in a Replacement Warrant being exercisable for a fraction of a Tilray Share, then the number of Tilray Shares subject to such Replacement Warrant shall be rounded down to the next whole number of Tilray Shares) and the 2016 Aphria Warrants shall thereupon be cancelled. The term to expiry, conditions to and manner of exercise and other terms and conditions of each of the Replacement Warrants shall be the same as the terms and conditions of the 2016 Aphria Warrant for which it is exchanged. Any document previously evidencing a 2016 Aphria Warrant shall thereafter evidence and be deemed to evidence such Replacement Warrant and no certificates evidencing the Replacement Warrants shall be issued;

(e)
other than the 2016 Aphria Warrants, each Aphria Warrant shall, without any further action on the part of any holder of Aphria Warrant, be continued on the same terms and conditions as were applicable immediately prior to the Effective Time, except that, pursuant to the terms of the Aphria Warrant Indenture, the terms of the Aphria Warrants shall be amended so as to substitute for the Aphria Shares subject to such Aphria Warrants such number of Tilray Shares equal to (A) the number of Aphria Shares subject to the Aphria Warrants immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, rounded down to two decimal places;

(f)
the Aphria Omnibus Incentive Plan and the Aphria Warrant Indenture shall be terminated and, for greater certainty, all rights to receive any securities of the Aphria formerly held by Aphria Securityholders shall be extinguished; and

(4)
no person shall have any rights, liabilities or other obligations in respect of the share capital of Aphria other than Tilray and each holder of Aphria Shares, Aphria Options, Aphria RSUs, Aphria DSUs or 2016 Aphria Warrants outstanding immediately prior to the Effective Time, with respect to each step set out above applicable to such holder, shall be deemed, at the time such step occurs, to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer all Aphria Shares, Aphria Options, Aphria RSUs, Aphria DSUs or 2016 Aphria Warrants held by such holder in accordance with such step.

ARTICLE 4
DISSENT RIGHTS
Section 4.1 Rights of Dissent
(1)
Pursuant to the Interim Order, each registered Shareholder may exercise rights of dissent (“Dissent Rights”) pursuant to and in the manner set forth in Section 185 of the OBCA, as modified by this Article 4 and the Interim Order; provided, however, that written objection to the Arrangement Resolution, in the manner contemplated by Subsection 185(6) of the OBCA, must be sent to and received by Aphria by no later than 4:00 p.m. (Toronto time) on the second Business Day immediately prior to the Meeting. Shareholders who duly exercise such rights of dissent and who:
(a)
are ultimately determined to be entitled to be paid by Aphria, the fair value for Aphria Shares in respect of which they have exercised Dissent Rights will be deemed to have irrevocably transferred such Aphria Shares to Aphria pursuant to Section 3.1(b)(i) in consideration of such fair value and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Aphria Shares; or

(b)
are ultimately not entitled, for any reason, to be paid by Aphria, the fair value for Aphria Shares in respect of which they have exercised Dissent Rights will be deemed to have participated in the Arrangement on the same basis as a Shareholder who has not exercised Dissent Rights, as at and from the time specified in Section 3.1(b)(i) and be entitled to receive only the consideration set forth in Section 3.1(b)(i) that such holder would have received if such holder had not exercised Dissent Rights;

but in no case will Aphria or Tilray or any other person be required to recognize such holders as holders of Aphria Shares after the completion of the steps set forth in Section 3.1(b), and each Aphria Dissenting Shareholder will cease to be entitled to the rights of a Shareholder in respect of Aphria Shares in relation to which such Aphria Dissenting Shareholder has exercised Dissent Rights and the central securities register of Aphria will be amended to reflect that such former holder is no longer the holder of such Aphria Shares as and from the Effective Time and that such Aphria Shares have been cancelled. For greater certainty, and in addition to any other restriction under Section 185 of the OBCA, a Shareholder who has voted, or instructed a proxyholder to vote, in favour of the Arrangement Resolution shall not be entitled to exercise Dissent Rights with respect to the Arrangement.
(2)
For greater certainty in accordance with the OBCA, none of the following are entitled to exercise Dissent Rights: (i) holders of Aphria Options; (ii) holders of Aphria RSUs, (iii) holders of Aphria DSUs, (iv) holders of 2016 Aphria Warrants, and (v) holders of Aphria Shares who vote in favour of the Arrangement Resolution.

ARTICLE 5
DELIVERY OF TILRAY SHARES
Section 5.1 Delivery of Tilray Shares
(1)
Upon return to the Depositary of a properly completed Letter of Transmittal by a registered former Aphria Shareholder together with certificate(s) or a direct registration statement (DRS) Advice representing one or more Aphria Shares that such Aphria Shareholder held immediately before the Effective Time and such additional documents and instruments as the Depositary may reasonably require, the Aphria Shareholder shall be entitled to receive the Share Consideration in accordance with Section 3.1(b) hereof and the holder of such surrendered certificate or DRS Advice shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, certificate(s) or DRS Advice recorded on a book-entry basis representing the Tilray Shares that such holder is entitled to receive in accordance with Section 3.1(b) hereof.

(2)
After the Effective Time and until surrendered for cancellation as contemplated by Section 5.1(a) hereof, each certificate or DRS Advice, if any, that immediately prior to the Effective Time represented one or more Aphria Shares shall be deemed at all times to represent only the right to receive in exchange therefor the Share Consideration that the holder of such certificate, if any, is entitled to receive in accordance with Section 3.1(b) hereof.

(3)
For greater certainty, none of the holders of Aphria Options, holders of Aphria RSUs, holders of Aphria DSUs, holders of 2016 Aphria Warrants or Aphria Shareholders shall be entitled to receive any consideration with respect to such Aphria securities other than consideration such holder is entitled to receive in accordance with Section 3.1 and, for greater certainty, no such former holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.

Section 5.2 Dividends and Distributions
No dividends or other distributions declared or made after the Effective Time with respect to Tilray Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered certificate which immediately prior to the Effective Time represented outstanding Aphria Shares that were exchanged pursuant to Section 3.1(b) unless and until the holder of record of such certificate shall surrender such certificate (or affidavit in accordance with Section 5.5) in accordance with Section 5.1(a). Subject to applicable law, at the time of such surrender of any such certificate (or in the case of clause (B) below, at the appropriate payment date), there shall be paid to the holder of record of the certificates formerly representing whole Aphria Shares, without interest, (A) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to each whole Tilray Share issued to such holder, and (B) on the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole Tilray Share.
Section 5.3 Fractional Shares
In no event shall any holder of Aphria Shares be entitled to a fractional Tilray Share. Where the aggregate number of Tilray Shares to be issued to a holder of Aphria Shares as consideration under this Arrangement would result in a fraction of an Aphria Share being issuable, the number of Tilray Shares to be received by such holder shall be rounded down to the nearest whole Tilray Share.
Section 5.4 Adjustment to Share Consideration
THE NUMBER OF SHARE CONSIDERATION, IF ANY, THAT AN APHRIA SHAREHOLDER IS ENTITLED TO RECEIVE PURSUANT TO SECTION 3.1(B) SHALL BE ADJUSTED TO REFLECT FULLY THE EFFECT OF ANY STOCK SPLIT, REVERSE SPLIT OR STOCK DIVIDEND (INCLUDING ANY DIVIDEND OR DISTRIBUTION OF SECURITIES CONVERTIBLE INTO COMMON SHARES), CONSOLIDATION, REORGANIZATION, RECAPITALIZATION OR OTHER LIKE CHANGE WITH RESPECT TO COMMON SHARES OCCURRING AFTER THE DATE OF THE ARRANGEMENT AGREEMENT AND PRIOR TO THE EFFECTIVE TIME.
Section 5.5 Effective Time Procedures
Following the receipt of the Final Order and prior to the Effective Date, Tilray shall deliver or arrange to be delivered to the Depositary the Tilray Shares required to be issued to the Aphria Shareholders in accordance with the provisions of Section 3.1, which Tilray Shares shall be held by the Depositary as agent and nominee for such Aphria Shareholders for delivery to such Aphria Shareholders in accordance with the provisions of Article 5.
Section 5.6 Loss of Certificates
In the event any certificate which immediately prior to the Effective Time represented any outstanding Aphria Shares that were acquired by the Tilray pursuant to Section 3.1(b) has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the former holder of such Aphria Shares, the Depositary will, in exchange for such lost, stolen or destroyed certificate, deliver to such former holder of Aphria Shares, or make available for pick up at its offices, the Tilray Shares such former holder is entitled to receive in respect of such Aphria Shares pursuant to Section 3.1(b) together with any distributions or dividends which such holder is entitled to receive pursuant to Section 5.2 and less, in each case, any amounts withheld pursuant to Section 5.7. When authorizing such delivery in relation to any lost, stolen or destroyed certificate, the former holder of such Aphria Shares will, as a condition precedent to the delivery of Tilray Shares, give a bond satisfactory to Tilray and the Depositary (acting reasonably) in such sum as Tilray may direct or otherwise indemnify Aphria, Tilray and the Depositary against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.
Section 5.7 Extinction of Rights
Any certificate or book-entry advice statements which immediately prior to the Effective Time represented one or more outstanding Aphria Shares that were acquired by Tilray pursuant to Section 3.1(b) which is not deposited with the Depositary in accordance with the provisions of Section 5.1(a) on or before the sixth (6th) anniversary of the Effective Date shall, on the sixth (6th) anniversary of the Effective Date, cease to represent a claim or interest of any kind or nature whatsoever, whether as a securityholder or otherwise and whether against Aphria, Tilray, the

Depositary or any other person. On such date, the Share Consideration such former holder of Tilray Shares would otherwise have been entitled to receive, together with any distributions or dividends such holder would otherwise have been entitled to receive pursuant to Section 5.2, shall be deemed to have been surrendered for no consideration to Tilray. Neither Aphria nor Tilray will be liable to any person in respect of any cash or securities (including any cash or securities previously held by the Depositary in trust for any such former holder) which is forfeited to Tilray or delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.
Section 5.8 Withholding Rights
Tilray, Aphria or the Depositary, as applicable, shall be entitled to deduct or withhold, from any amounts payable or otherwise deliverable to any person pursuant to the Arrangement or this Agreement (including, without limitation, any payments to Dissenting Aphria Shareholders) such amounts as Tilray, Aphria or the Depositary, as applicable, determines, acting reasonably, are required to be deducted or withheld with respect to such payment or delivery under the Tax Act, the U.S. Tax Code or any provision of any other applicable Laws. To the extent that such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid, provided that such deducted or withheld amounts are actually remitted to the appropriate tax authority. Each of Tilray, Aphria or the Depositary, as applicable, is hereby authorized to sell or otherwise dispose of, on behalf of such person, such portion of any share or other security deliverable to such person as is necessary to provide sufficient funds to Tilray, Aphria or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and Tilray, Aphria or the Depositary shall notify such person thereof and remit the applicable portion of the net proceeds of such sale to the appropriate taxing authority and, if applicable, any portion of such net proceeds that is not required to be so remitted shall be paid to such person.
Section 5.9 U.S. Securities Laws Exemption
Notwithstanding any provision herein to the contrary, the parties each agree that the Plan of Arrangement will be carried out with the intention that all Tilray Shares, Replacement Options, Replacement RSUs, Replacement DSUs and Replacement Warrants to be issued by Tilray to Shareholders, holders of Aphria Options, holders of Aphria RSUs, holders of Aphria DSUs and holders of 2016 Aphria Warrants, respectively, in exchange for their Aphria Shares, Aphria Options, Aphria RSUs, Aphria DSUs and 2016 Aphria Warrants, respectively, pursuant to the Plan of Arrangement will be issued and exchanged in reliance on the exemption from the registration requirements of the U.S. Securities Act as provided by Section 3(a)(10) thereof and applicable state securities laws, and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement.
ARTICLE 6
AMENDMENTS
Section 6.1 Amendments to Plan of Arrangement
(a)
Aphria and Tilray reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) approved by Aphria and Tilray, (iii) filed with the Court and, if made following the Meeting, approved by the Court, and (iv) communicated to or approved by the Shareholders if and as required by the Court.

(b)
Any amendment, modification or supplement to this Plan of Arrangement pursuant to Section 6.1(a) may be proposed by Aphria at any time prior to the Meeting (provided Tilray shall have consented thereto, such consent not to be unreasonably withheld or delayed) with or without any other prior notice or communication and, if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), will become part of this Plan of Arrangement for all purposes.

(c)
Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Meeting will be effective only if such amendment, modification or supplement (i) is consented to by each of Aphria and Tilray and (ii) if required by the Court or applicable law, is consented to by Shareholders voting in the manner directed by the Court.

(d)
Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date but shall only be effective if it is consented to by each of Aphria and Tilray provided that such amendment, modification or supplement concerns a matter which, in the reasonable opinion of Aphria and Tilray, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of Aphria and Tilray or any former Aphria Securityholder.
ARTICLE 7
TERMINATION
This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement. Upon the termination of this Plan of Arrangement pursuant to Section 7.2 of the Arrangement Agreement, no Party shall have any liability or further obligation to any other Party hereunder other than as set out in the Arrangement Agreement.
ARTICLE 8
FURTHER ASSURANCES
Section 8.1 Further Assurances
Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties to the Arrangement Agreement will make, do and execute, or cause to be made, done and executed, any such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.
Section 8.2 Paramountcy
From and after the Effective Time:
(1)	this Plan of Arrangement shall take precedence and priority over any and all rights related to the securities of Aphria issued prior to the Effective Time;
(2)	the rights and obligations of the holders of the securities of Aphria and any trustee and transfer agent therefor, shall be solely as provided for in this Plan of Arrangement; and
(3)
all actions, causes of actions, claims or proceedings (actual or contingent, and whether or not previously asserted) based on or in any way relating to securities of Aphria shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

SCHEDULE “B”
ARRANGEMENT RESOLUTION
The text of the Arrangement Resolution which Aphria Shareholders will be asked to pass at the Aphria Meeting is as follows:
BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:
(1)
the arrangement (the “Arrangement”) under section 182 of the Business Corporations Act (Ontario) (the “OBCA”) involving Tilray, Inc. (“Tilray”) and Aphria Inc. (“Aphria”) and the securityholders of Aphria, all as more particularly described and set forth in the management information circular (the “Circular”) of Aphria accompanying the notice of this meeting (as the Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted;

(2)
the arrangement agreement (the “Arrangement Agreement”) among Tilray and Aphria dated December 15, 2020 and all the transactions contemplated therein, the full text of which is attached as a schedule to the Circular, the actions of the directors of Aphria in approving the Arrangement and the actions of the directors and officers of Aphria in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved;

(3)
the plan of arrangement (the “Plan of Arrangement”) of Aphria implementing the Arrangement, the full text of which is set out in Schedule “A” to the Arrangement Agreement (as the Plan of Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted;

(4)
Aphria is hereby authorized to apply for a final order from the Ontario Superior Court of Justice (Commercial List) (the “Court”) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be, or may have been, modified, supplemented or amended);

(5)
notwithstanding that this resolution has been passed (and the Arrangement approved) by the shareholders of Aphria or that the Arrangement has been approved by the Court, the directors of Aphria are hereby authorized and empowered, without further notice to, or approval of, the shareholders of Aphria to:

(a)	amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or
(b)	subject to the terms of the Arrangement Agreement, not proceed with the Arrangement;
(6)
any director or officer of Aphria is hereby authorized and directed for and on behalf of Aphria to execute and to deliver such other documents as are necessary or desirable in accordance with the Arrangement Agreement for filing; and

(7)
any one or more directors or officers of Aphria is hereby authorized, for and on behalf and in the name of Aphria, to execute and deliver, whether under corporate seal of Aphria or otherwise, all such agreements, forms, waivers, notices, certificate, confirmations and other documents and instruments, and to do or cause to be done all such other acts and things, as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

(a)	all actions required to be taken by or on behalf of Aphria, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and
(b)
the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by Aphria; such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

SCHEDULE “C”
REPRESENTATIONS AND WARRANTIES OF APHRIA
(1)	Organization, Good Standing and Qualification.
(a)
Aphria is duly organized, validly existing and in good standing under the Laws of the Province of Ontario. Aphria has all requisite corporate power and authority to own, lease and operate its properties and assets as presently owned and to carry on its business as presently conducted, except where the failure to have such power and authority would not reasonably be expected to have, individually or in the aggregate, an Aphria Material Adverse Effect. Aphria is qualified to do business, is up-to-date in respect of all material corporate filings and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, an Aphria Material Adverse Effect.

(b)
Each of the Aphria Subsidiaries is duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of organization, except where the failure to be so organized, existing or in good standing would not reasonably be expected to have, individually or in the aggregate, an Aphria Material Adverse Effect. Each of the Aphria Subsidiaries has all requisite corporate or similar power and authority to own, lease and operate its properties and assets as presently owned and to carry on its business as presently conducted, except where the failure to have such power and authority would not reasonably be expected to have, individually or in the aggregate, an Aphria Material Adverse Effect. Each of the Aphria Subsidiaries is qualified to do business, is up-to-date in respect of all material corporate filings and, to the extent such concept is applicable, is in good standing as a foreign corporation or other Person in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, an Aphria Material Adverse Effect.

(c)
Aphria has delivered or made available to Tilray accurate and complete copies of the Organizational Documents of each Aphria Subsidiary that constitutes a “significant subsidiary” of Aphria as defined in Rule 1-02(w) of Regulation S-X promulgated by the SEC as of the date hereof, each as amended to the date hereof, and each as so delivered is in full force and effect. Neither Aphria nor any of the Aphria Subsidiaries is in material default of the performance, observance or fulfillment of any of the provisions of its respective Organizational Documents. No steps or proceedings have been taken, instituted or are pending for the dissolution, winding-up or liquidation of Aphria or any of the Aphria Subsidiaries and no board approvals have been given to commence any such proceeding.

(d)
Aphria has made available to Tilray Aphria’s and any of the Aphria Material Subsidiaries’ share capital, equity interests or other direct or indirect ownership interests in any other Person other than shares, equity interests or other direct or indirect ownership interests or securities of direct or indirect wholly-owned Subsidiaries of Aphria. All such shares, equity interests or other direct or indirect ownership interests (i) have, to the Knowledge of Aphria, been validly issued and are fully paid (in the case of an interest in a limited partnership or a limited liability company, to the extent required under the applicable Organizational Documents) and nonassessable (if such entity is a corporate entity) and (ii) are owned by Aphria, by one or more Aphria Material Subsidiaries or by Aphria and one or more of the Aphria Material Subsidiaries, in each case free and clear of all Liens.

(2)	Capital Structure.
(a)
The authorized share capital of Aphria consists of an unlimited number of Aphria Shares. As of December 15, 2020, (i) 316,745,571 Aphria Shares were issued and outstanding (excluding all Aphria Shares issued pursuant to the Aphria Convertible Senior Notes after the date of this Agreement but including Aphria Shares subsumed within units), (ii) no Aphria Shares are held in Aphria’s treasury or by any of the Aphria Subsidiaries, (iii) 9,316,809 Aphria Shares were issuable pursuant to awards granted under the Aphria Benefit Plans, of which, 3,732,875 shares were issuable in respect of Aphria RSUs, assuming, as applicable, a target level of achievement under performance awards, 5,237,218 shares were issuable in respect of Aphria Options and 346,716 shares were issuable in respect of Aphria DSUs, (iv) 7,022,472 2020 Aphria Warrants (including warrants subsumed within units) exercisable for an aggregate of 7,022,472 Aphria Shares at an exercise price of $9.26 per one Aphria Share and (v) 200,000 2016 Aphria Warrants exercisable for an aggregate of 200,000 Aphria Shares at an exercise price of $3.14 per one Aphria Share. All of the outstanding share capital of Aphria has been duly authorized and validly issued, and are fully paid and nonassessable and are not subject to any preemptive right, and all Aphria Shares which may be issued pursuant to the exercise or vesting of Aphria RSUs will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive right. Except as described in this Section (2)(a), there is not any phantom equity or other contractual rights the value of which is determined in whole or in part by the value of any share capital of Aphria, and there are no outstanding share appreciation rights with respect to the shares of Aphria. Other than Aphria Shares, there are no other authorized classes of share capital of Aphria.
(b)
Other than the Aphria Support Agreements to be executed concurrently with this Agreement, or as made available to Tilray, there are no voting trusts or other agreements or understandings to which Aphria, any of the Aphria Subsidiaries or, to the Knowledge of Aphria, any of their respective executive officers or directors is a party with respect to the voting of Aphria Shares or the share capital or other equity interests of any of the Aphria Subsidiaries.

(c)
Other than the Aphria RSUs, Aphria Options, and Aphria DSUs there are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements or commitments relating to the issuance of shares or other equity interests to which Aphria or any of the Aphria Subsidiaries is a party obligating Aphria or any of the Aphria Subsidiaries to (i) issue, transfer or sell any Aphria Shares or other equity interests of Aphria or any of the Aphria Subsidiaries or securities convertible into or exchangeable or exercisable for such shares or equity interests, (ii) grant, extend or enter into such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (iii) redeem or otherwise acquire any such shares or other equity interests or (iv) provide a material amount of funds to, or make any material investment (in the form of loan, capital contribution or otherwise) in any of the Aphria Subsidiaries. At the Effective Time, there will not be any outstanding subscriptions, options, warrants, calls, preemptive rights or other rights, convertible or exchangeable securities, agreements, claims or commitments of any character by which Aphria or any of the Aphria Subsidiaries will be bound calling for the purchase or issuance of any of the share capital of Aphria or any of the Aphria Subsidiaries or securities convertible into or exchangeable or exercisable for such shares or any other such securities or agreements. Each Aphria Option was issued at a per-share exercise price not less than the fair market value of the Aphria Shares on the date of grant.

(d)
Except as listed in Section (2)(d) of the Aphria Disclosure Letter, Aphria has made available to Tilray the names of the Aphria Subsidiaries and their respective jurisdictions of organization and has designated which of the Aphria Subsidiaries are “significant subsidiaries,” as defined in Rule 1-02(w) of Regulation S-X promulgated by the SEC.

(e)
Except for the Aphria Convertible Senior Notes, there are no outstanding bonds, debentures, notes or other Indebtedness of Aphria or any of the Aphria Subsidiaries having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) on any matter on which the Aphria Shareholders or other equity holders of Aphria or any of the Aphria Subsidiaries may vote.

(3)	Corporate Authority; Approval.
(a)
Aphria has all requisite corporate power and authority to enter into and to perform its obligations under (i) this Agreement and, subject to the passing of the Arrangement Resolution at the Aphria Meeting, to consummate the Arrangement and the other transactions contemplated hereby and (ii) the Aphria Support Agreement. The execution and delivery of this Agreement by Aphria and the consummation by Aphria of the Arrangement and of the other transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Aphria (subject to obtaining the Regulatory Approvals, the approval of the Arrangement Resolution by the Aphria Shareholders, the Interim Order and the Final Order).

(b)
The Aphria Board has unanimously (i) determined that this Agreement, the Arrangement and the other transactions contemplated by this Agreement are in the best interests of Aphria, (ii) after consultation with its legal advisors and the financial advisors, determined that the Consideration to be received by the Aphria Shareholders pursuant to the Arrangement and this Agreement is fair, from a financial point of view, to such

Aphria Shareholders; (iii) authorized the execution and delivery of this Agreement and the performance of its obligations hereunder, (iv) authorized the execution and delivery of the Aphria Support Agreement and the performance of its obligations thereunder, (v) resolved to recommend that the Aphria Shareholders vote in favour of the Arrangement Resolution; and (vi) resolved to make the Aphria Board Recommendation. Except in connection with an Aphria Change in Recommendation in accordance with Section 7.2(1)(c)(i) of this Agreement, such resolutions of the Aphria Board have not been rescinded, modified or withdrawn in any way.
(c)
This Agreement has been duly executed and delivered by Aphria and, assuming the due execution and delivery of this Agreement by Tilray, constitutes the legal, valid and binding obligation of Aphria, enforceable against Aphria in accordance with its terms, subject to (i) Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) rules of Law governing specific performance, injunctive relief and other equitable remedies (collectively (i) and (ii), “Enforceability Exceptions”).

(4)
Vote Required. The Arrangement Resolution is the only vote of the Aphria Securityholders necessary to adopt this Agreement and otherwise approve and consummate the Arrangement and the other transactions contemplated by this Agreement as set forth herein. The Arrangement Resolution is not subject to minority shareholder approval or valuation requirements of MI 61-101.

(5)	Governmental Filings; No Violations; Etc.
(a)
Other than the filings, notices, waiting periods or approvals required by (i) Section 4.4 of this Agreement, including the Interim Order and any approvals required thereunder, the Final Order and filings with the Director under the OBCA, (ii) the HSR Act, the Competition Act and other Required Regulatory Approvals set forth on Schedule “F”, and (iii) each of Nasdaq and TSX rules and regulations, no consent, approval, Order, license, Permit or authorization of, or registration, declaration, notice or filing with, any Governmental Entity is necessary or required to be obtained or made by or with respect to Aphria in connection with the execution and delivery of this Agreement, the performance by Aphria of its obligations under this Agreement and the consummation by Aphria of the Arrangement and the other transactions contemplated hereby, except those that the failure of which to make or obtain would not reasonably be expected to have, individually or in the aggregate, an Aphria Material Adverse Effect.

(b)
The execution and delivery of this Agreement by Aphria does not, and the consummation of the Arrangement and the other transactions contemplated hereby will not (with or without notice or lapse of time or both), (i) violate or conflict with any provision of Aphria’s Organizational Documents, (ii) subject to the filings, notices, waiting periods or approvals contemplated by Section (5)(a) and obtaining the Aphria Shareholder Approval, violate or conflict with any Laws or any Order applicable to Aphria or any of the Aphria Subsidiaries or any of their respective assets or properties or (iii) subject to obtaining the third-party consents and approvals set forth in Section (5)(b) of the Aphria Disclosure Letter, in each case prior to or as soon as practicable following Closing, violate, conflict with, or result in a breach of any provision of, or constitute a default under, or trigger any obligation to repurchase, redeem or otherwise retire Indebtedness under, or result in the termination of, or accelerate the performance required by, or result in a right of termination, cancellation, guaranteed payment or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Lien upon any of the assets of Aphria or any of the Aphria Subsidiaries pursuant to any provisions of any mortgage, indenture, deed of trust, Permit, concession, lease, instrument, obligation or other Contract of any kind to which Aphria or any of the Aphria Subsidiaries is now a party or by which it or any of its assets may be bound, or (iv) result in the creation of any Lien upon any of the properties or assets of Aphria or any of the Aphria Subsidiaries, except in the case of the foregoing clauses (ii), (iii) and (iv) for any breach, violation, conflict, termination, default, acceleration, creation, change, conflict or Lien that would not reasonably be expected to have, individually or in the aggregate, an Aphria Material Adverse Effect.

(6)
Securities Laws. Aphria is a “reporting issuer” in each of the provinces and territories of Canada and is not on the list of reporting issuers in default under the Securities Laws of such provinces and territories. Aphria’s common shares are listed for trading on the TSX and Nasdaq and are not listed for trading on any other securities exchange as a result of any application made by Aphria. To Aphria’s Knowledge, Aphria is not subject to any continuous or periodic or other disclosure requirements under any securities Laws other than the Securities Laws. None of the Aphria Subsidiaries is subject to any continuous or periodic, or other disclosure requirements under any Securities Laws or securities Laws, including, without limitation, the laws of the United States. Aphria is not in default of any material requirements of any Securities Laws or the rules and policies of the TSX or Nasdaq. Aphria has not taken any action to cease to be a reporting issuer in any province or territory of Canada or to deregister the Aphria Shares under the rules or policies of the TSX or Nasdaq, nor has Aphria received notification from any Securities Authority seeking to revoke the reporting issuer status of Aphria or the registration of any class of securities of Aphria. No delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of Aphria is pending, in effect or, to Aphria’s Knowledge, has been threatened, and, to Aphria’s Knowledge, Aphria is not currently subject to any formal review, enquiry, investigation or other proceeding by any Securities Authority or stock exchange relating to any such order or restriction or otherwise. No director or officer of Aphria or any of the Aphria Subsidiaries has received any objection from any Securities Authority or stock exchange as to his or her serving in any capacity as director or officer of any reporting issuer in a jurisdiction in Canada or the United States.
(7)	Public Company Documents; Financial Statements.
(a)
All forms, documents and reports, together with all exhibits, financial statements and schedules filed or furnished therewith, and all information, documents and agreements incorporated in any such form, document or report (but not including any document incorporated by reference into an exhibit), required to have been filed with or furnished to the applicable Securities Authorities by Aphria or any of the Aphria Subsidiaries since January 1, 2019 and all documents to be filed by or on behalf of Aphria following the date of this Agreement until the Effective Time (collectively, the “Aphria Public Company Documents”), have been or will be timely filed or furnished, as the case may be. As of their respective dates (or, if amended, supplemented or superseded by a filing prior to the date of this Agreement, then on the date of such amendment, supplement or superseding filing), none of the Aphria Public Company Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b)
The Aphria Public Company Documents collectively constitute full, true and plain disclosure of all material facts relating to Aphria up until the Effective Time. Aphria has timely filed, and until the Effective Time will timely file, all forms, reports, statements, and documents, including financial statements and management’s discussion and analysis, required to be filed by Aphria with the Securities Authorities (including “documents affecting the rights of securityholders” and “material contracts” required to be filed by Part 12 of NI 51-102 and the rules and policies of the TSX and Nasdaq.

(c)
The financial statements (including related notes, if any) contained in the Aphria Public Company Documents: (i) complied as to form in all material respects with the published rules and regulations of the Securities Authority applicable thereto; (ii) were prepared in accordance with IFRS, applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements); and (iii) fairly presented in all material respects the consolidated financial position of Aphria and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of Aphria and its consolidated Subsidiaries for the periods covered thereby. For purposes of this Agreement, “Aphria Balance Sheet” means that audited consolidated balance sheet (and notes thereto) of Aphria and its consolidated Subsidiaries as of May 31, 2020 (the “Aphria Balance Sheet Date”), set forth in Aphria’s Annual Information Form filed on SEDAR on July 29, 2020.

(d)
Aphria maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the 1934 Exchange Act and by NI 51-102 and the policies, rules and regulations of the TSX. Aphria’s disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by Aphria is recorded and reported on a timely basis to the individuals responsible for the preparation of Aphria’s filings with the Securities Authorities and other public disclosure documents. Aphria maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the 1934 Exchange Act, and under the Securities Laws). Aphria’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Aphria, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of Aphria are being made only in accordance with authorizations of management and directors of Aphria and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Aphria’s assets that could have a material effect on its financial statements. Aphria has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to Aphria’s auditors and the audit committee of the Aphria Board (A) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect Aphria’s ability to record, process, summarize and report financial information and has identified for Aphria’s auditors and the audit committee of the Aphria Board any material weaknesses in internal control over financial reporting and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Aphria’s internal control over financial reporting. Since January 1, 2019, any material change in internal control over financial reporting required to be disclosed in any Aphria Public Company Document has been so disclosed.
(e)
Since the Aphria Balance Sheet Date, neither Aphria nor any of the Aphria Subsidiaries, has received or otherwise obtained, to the Knowledge of Aphria, any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Aphria or any of the Aphria Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Aphria or any of the Aphria Subsidiaries has engaged in questionable accounting or auditing practices.

(f)
Aphria has made available to Tilray all Derivative Products entered into by Aphria or any of the Aphria Subsidiaries or for the account of any of its customers as of the date of this Agreement. All such Derivative Products were, and any Derivative Product entered into after the date of this Agreement will be, entered into in accordance in all material respects with applicable Laws, and in accordance in all material respects with the investment, securities, commodities, risk management and other policies, practices and procedures employed by Aphria and the Aphria Subsidiaries (collectively, the “Aphria Risk Policies”), and were, and will be, entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Product. Aphria has made available to Tilray all Derivative Products entered into by Aphria or any of the Aphria Subsidiaries whereby it identifies any such counterparty as to which, to the Knowledge of Aphria, Aphria or any of the Aphria Subsidiaries has any reasonable concerns regarding financial responsibility with respect to any such Derivative Product. Aphria and each of the Aphria Subsidiaries have, and will have, duly performed in all material respects all of their respective obligations under the Derivative Product to the extent that such obligations to perform have accrued, and, to the Knowledge of Aphria, there are and will be no material breaches, violations, collateral deficiencies, requests for collateral or demands for payment, or defaults or allegations or assertions of such by any party thereunder. Since December 31, 2019, there have been no material violations of the Aphria Risk Policies.

(g)	Aphria’s auditors since June 1, 2016 were and are independent in respect of Aphria within the meaning of the rules of professional conduct applicable to auditors in Canada.
(h)	There has not ever been any “reportable event” (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations) with Aphria’s auditors.
(i)
Neither Aphria or any of the Aphria Subsidiaries has in the past three (3) years, to the Knowledge of Aphria, received or otherwise had or obtained knowledge of any written complaint, allegation, assertion, or claim regarding the accounting or auditing practices, procedures, methodologies or methods of Aphria or any of the Aphria Subsidiaries or their respective internal accounting controls, including that Aphria or any of the Aphria Subsidiaries has engaged in questionable accounting or auditing practices that are inconsistent with the IFRS or standard industry practice.

(8)
Restrictions on Business Activities. There is no judgment, injunction, order or decree binding upon Aphria or any of the Aphria Material Subsidiaries that has or would reasonably be expected to have the effect of prohibiting, restricting or impairing any business practice of Aphria or any of the Aphria Material Subsidiaries or Affiliates, any acquisition of property by Aphria or any of the Aphria Material Subsidiaries or Affiliates, or

the conduct of business by Aphria or any of the Aphria Material Subsidiaries or Affiliates, as currently conducted (including following the transactions contemplated by this Agreement), except in each case as has not had or would not reasonably be expected to have, individually or in the aggregate, an Aphria Material Adverse Effect.
(9)
Absence of Certain Changes. Since the Aphria Balance Sheet Date, (a) as of the date of this Agreement, Aphria and the Aphria Subsidiaries have conducted their respective businesses in all material respects in the Ordinary Course, except for commercially reasonable actions taken outside the Ordinary Course or not consistent with past practice, in any such case, in response to material changes in product prices or the COVID-19 pandemic that did not have, and would not reasonably be expected to have, individually or in the aggregate, an Aphria Material Adverse Effect (provided, that for purposes of this Section (8) only, the exceptions to the Aphria Material Adverse Effect definition set forth in clauses (a) and (e) thereof shall not apply); and (b) there has not been any event, change, effect, development, condition or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, an Aphria Material Adverse Effect.

(10)
Absence of Undisclosed Liabilities. Since the Aphria Balance Sheet Date, neither Aphria nor any of the Aphria Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise that would be required to be reflected in financial statements prepared in accordance with IFRS, except for: (a) liabilities reflected or reserved against in Aphria’s consolidated balance sheets (or the notes thereto) included in the Aphria Public Company Documents, (b) liabilities that have been incurred by Aphria or any of the Aphria Subsidiaries since the Aphria Balance Sheet Date in the Ordinary Course, (c) liabilities incurred in connection with the transactions contemplated by this Agreement and (d) liabilities which have not and would not reasonably be expected to have, individually or in the aggregate, an Aphria Material Adverse Effect. Neither Aphria nor any of the Aphria Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement (including any Contract relating to any transaction or relationship between or among Aphria and any of the Aphria Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand) or any “off-balance sheet arrangements” (as defined in the instructions thereto of Form 51-102F1 of NI 51-102), where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Aphria or any of the Aphria Subsidiaries, in Aphria’s consolidated financial statements or the Aphria Public Company Documents.

(11)	Litigation and Liabilities.
(a)
There is no pending Action (other than Actions involving employee and labour matters, environmental matters or Tax matters, which are covered solely by Section (12), Section (16) and Section (17), respectively) and, within the past twelve (12) months, to the Knowledge of Aphria, no Person has threatened to commence any Action (other than Actions involving employee and labour matters, environmental matters or Tax matters, which are covered solely by Section (12), Section (16) and Section (17), respectively), against Aphria or any of the Aphria Subsidiaries or any of the material assets owned or used by any of them, in each case which would reasonably be expected to have, individually or in the aggregate, an Aphria Material Adverse Effect. There is no Order to which Aphria or any of the Aphria Subsidiaries, or any of the material assets owned or used by any of them, is subject which would reasonably be expected to have, individually or in the aggregate, an Aphria Material Adverse Effect.

(12)	Employee and Labour Matters; Benefit Plans.
(a)
Aphria has made available to Tilray (i) all material employee pension benefit plans (as defined in Section 3(2) of ERISA) whether or not subject to ERISA, (ii) all material employee welfare benefit plans (as defined in Section 3(1) of ERISA) whether or not subject to ERISA, (iii) all other material pension, savings, retirement savings, bonus, commission, stock option, stock purchase, restricted stock, stock appreciation, stock incentive, deferred compensation, incentive compensation, salary continuation, vacation, supplemental unemployment benefits, education assistance, profit-sharing, mortgage assistance, employee loan, employee assistance and supplemental retirement plans (including any group registered retirement savings plan), retiree plans, programs or other retiree coverage or arrangements, fringe benefit and other benefit plans, programs, Contracts, coverage, arrangements or policies and (iv) any material employment, executive compensation, change in control, severance pay, or termination pay plans, programs, Contracts, arrangements or policies, in each case, that is sponsored, contributed to, required to be contributed to or maintained by Aphria or any of the Aphria Subsidiaries as to which Aphria or an Aphria

Subsidiary has any liability or contingent liability, in each case for the benefit of, or relating to, any former or current employee, officer or director of Aphria or any of the Aphria Subsidiaries or as to which Aphria or any Aphria Subsidiary has any material liability (all such plans, programs, Contracts or policies as described in this Section (12)(a), shall be collectively referred to in this Section (12) of Schedule “C” as the “Aphria Benefit Plans”) except that the term Aphria Benefit Plan shall not include any statutory plans with which the Aphria is required to comply, including the Canada/Quebec Pension Plan and plans administered pursuant to applicable health tax, workers’ compensation and workers’ safety and employment insurance legislation. Aphria has made available to Tilray, true and complete copies of (i) the documents establishing the current terms for each written material Aphria Benefit Plan, including all amendments and past versions of such documents that continue to be relevant with respect to any participants, (ii) a copy of the current trust agreement (if applicable) and all prior trust agreements including all amendments thereto and the most recent financial statements and tax returns of the trust, (iii) if the Aphria Benefit Plan is funded through any third party funding arrangement other than a trust, a copy of the current agreement or policy governing that arrangement including all amendments thereto and the most recent financial information related to such arrangement, (iv) the most recent annual report on Form 5500 series or annual information return, with accompanying schedules and attachments (including accountants’ opinions, if applicable), filed with respect to each Aphria Benefit Plan required to make such a filing, (v) the most recent actuarial valuation for each Aphria Benefit Plan for which such a valuation was prepared and (vi) the most recent favorable determination letter issued for each Aphria Benefit Plan which is intended to be qualified under Section 401(a) of the Code or letter confirming registration of the Aphria Benefit Plan under the Tax Act.
(b)
Except as made available to Tilray: (i) none of the Aphria Benefit Plans promises or provides post-termination or retiree benefits of any kind, including medical or life insurance benefits to any former or current employee of Aphria or any of the Aphria Subsidiaries (other than continuation coverage to the extent required by Law, whether pursuant to Section 4980B of the Code or other applicable Law); (ii) none of the Aphria Benefit Plans are, and none of Aphria, any Aphria Subsidiary or any other Person (whether or not incorporated) which is treated as a single employer together with Aphria or any of the Aphria Subsidiaries within the meaning of Section 4001(b) of ERISA (each, an “Aphria ERISA Affiliate”), sponsors, maintains or has any Liability with respect to, or within the past six (6) plan years has sponsored, maintained or had any Liability with respect to, any plan that is, subject to Section 302 of Title IV of ERISA or Section 412 or 430 of the Code, a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), a “multiple employer plan” (as defined in Section 413(c) of the Code), a “multiemployer plan” (within the meaning of Section 3(37) or 4001(a)(3) of ERISA) or a cash balance pension plan or other hybrid plan that is an “applicable defined benefit plan” as defined in Section 203(f)(3) of ERISA; (iii) all of the Aphria Benefit Plans have been established, operated, administered, funded and maintained in all material respects in compliance with their terms, the terms of their trust or funding agreement, and all applicable Laws, including ERISA and the Code; (iv) each Aphria Benefit Plan subject to Section 409A of the Code has been maintained in substantial compliance with such provision; (v) each Aphria Benefit Plan which is intended to be qualified under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code has received a favorable determination letter or may rely on an opinion letter from the Internal Revenue Service as to its qualified status under Section 401(a) of the Code and to the Knowledge of Aphria, nothing has occurred since the issuance of such letter that would reasonably be expected to adversely affect the qualified status of such plan, and each Aphria Benefit Plan is and has since its establishment been duly registered where required by Law, including registration with relevant tax authorities where such registration is required to qualify for tax exemption; (vi) no liability under Title IV of ERISA has been incurred by Aphria, any of the Aphria Subsidiaries, or any Aphria ERISA Affiliate that has not been satisfied in full when due, and no condition exists that is reasonably expected to result in the incurrence by Aphria, any of the Aphria Subsidiaries, or any Aphria ERISA Affiliate of a liability under Title IV of ERISA (other than for the timely payment of Pension Benefit Guaranty Corporation insurance premiums); (vii) no Aphria Benefit Plan that is subject to Section 412 of the Code or Section 302 of ERISA has incurred a “funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA; (viii) all material contributions required to be made with respect to any Aphria Benefit Plan on or before the date hereof have been made; (ix) there are no pending or, to the Knowledge of Aphria, threatened claims by, on behalf of or relating to any of the Aphria Benefit Plans or otherwise relating to an Aphria Benefit Plan (other than routine claims for benefits) and Aphria is not aware of any state of facts which could reasonably be expected to provide a valid basis for any of the foregoing, nor, to the knowledge of Aphria, are any of the foregoing or regulatory investigation, examination or audit pending or threatened; and (x) no Aphria Benefit Plan is maintained for the benefit of employees, directors, or other individual service providers who work primarily outside of the United States or Canada.
(c)
Except as otherwise provided in this Agreement, or as made available to Tilray, the execution and delivery of this Agreement, consummation of the transactions contemplated by this Agreement will not (either solely as a result thereof or as a result of such transactions in conjunction with another event) (i) cause or result in an increase in the amount of compensation or benefits or timing of vesting or payment of any benefits or compensation payable in respect of any former or current employee, officer or director of Aphria or any of the Aphria Subsidiaries; (ii) require the funding or securing of benefits under any Aphria Benefit Plan or (iii) cause or result in an increase in the liabilities of Tilray, Aphria, the Surviving Corporation or any of their respective Subsidiaries to any third Person on account of matters relating to compensation or benefits in respect of any former or current employee, officer or director of Aphria or any of the Aphria Subsidiaries.

(d)
No Aphria Benefit Plan provides for payments or benefits in connection with the transactions contemplated by this Agreement that, individually or in the aggregate, would reasonably be expected to give rise to the payment of any amount that would result in a loss of tax deductions pursuant to Section 280G of the Code.

(e)	No Aphria Benefit Plan is a “pension plan” as defined under the Pension Benefits Act (Ontario) whether or not subject thereto or a “retirement compensation arrangement” as defined under the Tax Act.
(f)	There are no participating employers in any Aphria Benefit Plan other than Aphria and the Aphria Subsidiaries.
(g)
Neither Aphria or any of the Aphria Subsidiaries is party to or is otherwise bound to or is in the process of negotiating any labour agreements, collective bargaining agreements and any other labour-related agreements or arrangements with any union or other labour organization (collectively, “Labour Agreements”). Neither Aphria nor any of the Aphria Subsidiaries has any unions, employee representative bodies or other labour organizations which, to the Knowledge of Aphria, represent any employees of Aphria or any of the Aphria Subsidiaries.

(h)
Except as made available to Tilray, there is not now in existence, nor has there been since one (1) year prior to the date of this Agreement, any pending or, to the Knowledge of Aphria, written threat of any: (i) strike, slowdown, stoppage, picketing or lockout against or affecting Aphria or any of the Aphria Subsidiaries; or (ii) labour-related demand for representation. Except as made available to Tilray, there is not now in existence any pending or, to the Knowledge of Aphria, threatened Action alleging or involving any violation of any employment-related, labour-related or benefits-related Law against, in respect of or relating to Aphria, any of the Aphria Subsidiaries or any Aphria Benefit Plan, including claims arising under any such Law by any independent contractor or leased personnel; in each case except for such Actions that have not had and would not reasonably be expected to have, individually or in the aggregate, an Aphria Material Adverse Effect.

(i)	To the Knowledge of Aphria, the relations between Aphria and the Aphria Subsidiaries, on the one hand, and each of their respective employees, on the other hand, are satisfactory.
(j)
To the Knowledge of Aphria, no current or former employee of Aphria or any of the Aphria Subsidiaries at the level of Senior Vice President or above is in violation in any material respect, or has threatened a violation in any material respect, of any term or provision of any employment Contract, Labour Agreement, confidentiality or other proprietary information disclosure Contract arising out of or relating to such Person’s current or former employment or engagement by Aphria or any of the Aphria Subsidiaries.

(k)
To the Knowledge of Aphria, none of Aphria’s or the Aphria Subsidiaries’ employment, labour, benefits or other policies or practices applicable to any current or former employee, independent contractor or leased personnel of Aphria or any of the Aphria Subsidiaries are currently being audited or investigated by any Governmental Entity.

(l)
None of Aphria or any of the Aphria Subsidiaries is party to a settlement agreement with a current or former officer, employee or independent contractor of Aphria or any of the Aphria Subsidiaries that involves allegations relating to sexual harassment by an officer or employee of Aphria or any of the Aphria Subsidiaries at the level of Senior Vice President or above. To the Knowledge of Aphria, in the last five (5) years, no allegations of sexual harassment have been made against any officer or employee of Aphria or the Aphria Subsidiaries at a level of Senior Vice President or above.
(m)
To the Knowledge of Aphria, each Person who is currently providing services to Aphria or any of the Aphria Subsidiaries, or who previously provided services to Aphria or any of the Aphria Subsidiaries, as an independent contractor or consultant is or was properly classified and properly treated as an independent contractor or consultant by Aphria or the Aphria Subsidiaries. Each individual who is currently providing services to Aphria or any of the Aphria Subsidiaries through a third-party service provider, or who previously provided services to Aphria or any of the Aphria Subsidiaries through a third-party service provider, is not or was not an employee of Aphria or any of the Aphria Subsidiaries. None of Aphria or any of the Aphria Subsidiaries has a single employer, joint employer, alter ego or similar relationship with any other company.

(n)
Except as made available to Tilray and as provided in Section (12)(n) of the Aphria Disclosure Letter, Aphria and the Aphria Subsidiaries have not engaged in layoffs, furloughs or employment terminations, whether temporary or permanent, since January 1, 2020, through the date hereof. Aphria and the Aphria Subsidiaries have no plans to engage in any layoffs, furloughs or employment terminations, whether temporary or permanent, within the next six (6) months. Aphria and Aphria Subsidiaries, taken as a whole, have sufficient employees to operate the Aphria business as currently conducted and consistent with past practice.

(o)
Except as made available to Tilray, Aphria nor any of the Aphria Subsidiaries has applied for a loan under 15 U.S.C. 636(a)(36) (a “PPP Loan”) or under the Canada Emergency Business Account (CEBA) program. Aphria and the Aphria Subsidiaries have complied in all material respects as applicable with the requirements of (i) the FFCRA, (ii) any applicable federal, state, provincial or local stay-at-home orders (i.e., directives that order residents to stay at home unless performing certain essential activities) and (iii) any applicable provisions of the CARES Act.

(13)	Compliance with Laws.
(a)
Each of Aphria and the Aphria Subsidiaries are and, with respect to any such Aphria Real Property that is operated by third parties, to the Knowledge of Aphria, such third parties, since May 31, 2018, have been conducting the businesses and operations of Aphria and the Aphria Subsidiaries in compliance with all applicable Laws (other than compliance with (i) Environmental Laws, which is covered solely by Section (16), (ii) Tax Laws, which is covered solely by Section (17), (iii) Anti-Corruption Laws, Economic Sanctions/Trade Laws or Money-Laundering Laws, which are covered solely by Section (23)(a)), and (iv) Health Care Laws, which are covered solely by Section (23)(c), except for instances of non-compliance that would not reasonably be expected to have, individually or in the aggregate, an Aphria Material Adverse Effect. Since December 31, 2017, neither Aphria nor any of the Aphria Subsidiaries has received any written notice from any Governmental Entity regarding any actual or possible violation of, or failure to comply with, any Law, which has had or would reasonably be expected to have, individually or in the aggregate, an Aphria Material Adverse Effect.

(b)
Each of Aphria and the Aphria Subsidiaries is in possession of all Permits (other than Permits required under Environmental Laws, which are covered solely by Section (16) and Permits required under Health Care Laws, which are covered solely by Section (23)(c)) necessary for them to own, lease and (if applicable) operate their respective properties or otherwise to carry on their respective businesses as they are now being conducted (the “Aphria Permits”), and all such Aphria Permits are in full force and effect and no suspension, revocation, termination, cancellation, non-renewal, or modification not requested by Aphria of any of the Aphria Permits is pending or, to the Knowledge of Aphria, threatened, except where the failure to have, or the suspension, revocation, termination, non-renewal, cancellation or modification of, any of the Aphria Permits would not reasonably be expected to have, individually or in the aggregate, an Aphria Material Adverse Effect. Aphria and the Aphria Subsidiaries, and their respective businesses as currently conducted, are in compliance with the terms of the Aphria Permits, except failures so to comply that would not reasonably be expected to have, individually or in the aggregate, an Aphria Material Adverse Effect.

(c)
(i) each of Aphria and the Aphria Subsidiaries and, to the Knowledge of Aphria, its and their respective directors and officers, is in compliance in all material respects with the provisions of SOX and the related rules and regulations promulgated thereunder or under the 1934 Exchange Act and (ii) Aphria is in compliance in all material respects with the listing and corporate governance rules and regulations of Nasdaq and TSX, in each case in the foregoing clauses (i) and (ii) as such provisions, rules and regulations are applicable to such Person.

(14)	Material Contracts.
(a)
All Contracts, including amendments thereto, required to be filed as an exhibit to any report of Aphria filed pursuant to the 1934 Exchange Act of the type described in Item 601(b)(10) of Regulation S-K under the 1934 Exchange Act have been so filed as of the date hereof, and no such Contract has been amended or modified(or further amended or modified, as applicable) since the date such Contract or amendment was filed.

(b)
Other than the Contracts set forth in clause (a) above which were filed in an unredacted form, Aphria has made available to Tilray correct and complete copies (including all material amendments, modifications, extensions or renewals with respect thereto), of each of the following Contracts to which Aphria or any of the Aphria Material Subsidiaries is a party or bound as of the date hereof:

(i)
each Contract containing any area of mutual interest, joint bidding area, joint acquisition area, or non-compete or similar type of provision that materially restricts the ability of Aphria or any of the Aphria Material Subsidiaries to (A) compete in any line of business or geographic area or with any Person during any period of time after the Effective Time or (B) make, sell or distribute any products or services, or use, transfer or distribute, or enforce any of their rights with respect to, any of their material assets or properties;

(ii)
each Contract that creates, evidences, provides commitments in respect of, secures or guarantees (A) Indebtedness for borrowed money in any amount in excess of $5,000,000 or (B) other Indebtedness of Aphria or any of the Aphria Material Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) in excess of $5,000,000, other than Contracts solely between or among Aphria and the Aphria Material Subsidiaries;

(iii)
each Contract for Aphria Owned Real Property or Aphria Leased Real Property (involving annual payments in excess of $1,000,000 or aggregate payments in excess of $5,000,000 that are not terminable without penalty or other liability to Aphria or any of the Aphria Material Subsidiaries (other than any ongoing obligation pursuant to such Contract that is not caused by any such termination) within sixty (60) days;

(iv)
each Contract involving the pending acquisition, swap, exchange, sale or other disposition of (or option to purchase, acquire, swap, exchange, sell or dispose of) any asset of Aphria or any Aphria Material Subsidiary for which the aggregate consideration (or the fair market value of such consideration, if non-cash) payable to or from Aphria or any Aphria Material Subsidiary exceeds $5,000,000;

(v)	each Contract for any Derivative Product;
(vi)
each material partnership, stockholder, joint venture, limited liability company agreement or other joint ownership agreement, other than with respect to arrangements exclusively among Aphria and/or its wholly-owned Subsidiaries;

(vii)
each joint development agreement, exploration agreement, participation, farmout, farm-in or program agreement or similar Contract requiring Aphria or any of the Aphria Material Subsidiaries to make annual expenditures in excess of $1,000,000 or aggregate payments in excess of $5,000,000 (in each case, net to the interest of Aphria and the Aphria Material Subsidiaries) following the date of this Agreement;

(viii)
each agreement that contains any exclusivity, “most favored nation” or most favored customer provision, call or put option, preferential right or rights of first or last offer, negotiation or refusal, to which Aphria or any of the Aphria Material Subsidiaries or any of their respective Affiliates is subject, and, in each case, is material to the business of Aphria and the Aphria Material Subsidiaries, taken as a whole;
(ix)
any acquisition or divestiture Contract that contains “earn out” or other contingent payment obligations, or remaining indemnity or similar obligations, that would reasonably be expected to result in (1) earn out payments, contingent payments or other similar obligations to a third party (but excluding indemnity payments) in any year in excess of $5,000,000 or (2) earn out payments, contingent payments or other similar obligations to a third party, including indemnity payments, in excess of $1,000,000 in the aggregate after the date hereof;

(x)
any Contract (other than any other Contract otherwise covered by this Section (14)(b) that creates future payment obligations (including settlement agreements or Contracts that require any capital contributions to, or investments in, any Person) of Aphria or any of the Aphria Material Subsidiaries outside the Ordinary Course, in each case, involving annual payments in excess of $1,000,000 or aggregate payments in excess of $5,000,000, or creates or would create a Lien on any material asset or property of Aphria or any of the Aphria Material Subsidiaries (other than Permitted Liens);

(xi)	any Labour Agreement;
(xii)
any Contract which is between Aphria or any of the Aphria Material Subsidiaries, on the one hand, and any of their respective officers, directors or principals (or any such Person’s Affiliates) or any Person that holds or owns five percent (5%) or more of the shares of Aphria’s capital stock (or any affiliates of any such Person) on the other hand involving aggregate annual payments in excess of $250,000, other than compensation arrangements with the directors on the Aphria Board in their capacity as such; or

(xiii)
each Contract or Aphria’s Organizational Document that would, on or after the Closing Date, prohibit or restrict the ability of the surviving corporation or any of its Subsidiaries to declare and pay dividends or distributions with respect to their capital stock, pay any Indebtedness for borrowed money, obligations or liabilities from time to time owed to the surviving corporation or any of its Subsidiaries, make loans or advances or transfer any of its properties or assets.

(c)
The Contracts described in the foregoing clauses (a) and (b), together with all exhibits and schedules to such Contracts, as amended through the date hereof, are referred to herein as “Aphria Material Contracts.”

(d)
Each Aphria Material Contract is valid and binding on Aphria or the Aphria Material Subsidiary party thereto, as the case may be, and, to the Knowledge of Aphria, each other party thereto, and is in full force and effect in accordance with its terms, except for (i) terminations or expirations at the end of the stated term or (ii) such failures to be valid and binding or to be in full force and effect as would not reasonably be expected to have, individually or in the aggregate, an Aphria Material Adverse Effect, in each case subject to Enforceability Exceptions, and, is the product of fair and arms’ length negotiations between each of the parties to such Aphria Material Contracts.

(e)
Neither Aphria nor any of the Aphria Material Subsidiaries is in breach of, or default under the terms of, and, to the Knowledge of Aphria, no other party to any Aphria Material Contract is in breach of, or default under the terms of, any Aphria Material Contract, nor is any event of default (or similar term) continuing under any Aphria Material Contract, and, to the Knowledge of Aphria, there does not exist any event, condition or omission that would constitute such a default, breach or event of default (or similar term) (whether by lapse of time or notice or both) under any Aphria Material Contract, in each case where such breach, default or event of default (or similar term) would reasonably be expected to have, individually or in the aggregate, an Aphria Material Adverse Effect.

(15)	Title to Properties.
(a)
Except as would not reasonably be expected to have, individually or in the aggregate, an Aphria Material Adverse Effect, (i) Aphria and the Aphria Subsidiaries have good, valid and defensible title to all real property owned by Aphria or any of the Aphria Subsidiaries (collectively, the “Aphria Owned Real Property”) and valid leasehold estates in all real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by Aphria or any of the Aphria Subsidiaries (collectively, including the improvements thereon, the “Aphria Leased Real Property,” and, together with the Aphria Owned Real Property, the “Aphria Real Property”) free and clear of all Liens, except Permitted Liens; (ii) each Contract under which Aphria or any of the Aphria Subsidiaries is the landlord, sublandlord, tenant, subtenant or occupant with respect to Aphria Leased Real Property (each, an “Aphria Real Property Lease”), to the Knowledge of Aphria, is in full force and effect and is valid and enforceable against the parties thereto in accordance with its terms, subject, as to enforceability, to Enforceability Exceptions, and neither Aphria nor any of the Aphria Subsidiaries, or to the Knowledge of Aphria, any other party thereto, has received written notice of any default under any Aphria Real Property Lease; and (iii) there does not exist any pending or, to the Knowledge of Aphria, threatened, condemnation or eminent domain proceedings that affect any of the Aphria Owned Real Property or Aphria Leased Real Property.
(b)
Except as would not reasonably be expected to, individually or in the aggregate have an Aphria Material Adverse Effect, (i) there are no leases, subleases, licenses, rights or other agreements burdening or affecting any portion of the Aphria Real Property, (ii) except for such arrangements solely between or among Aphria and the Aphria Subsidiaries, there are no outstanding options or rights of first refusal or first offer in favor of any other party to purchase any Aphria Owned Real Property or any portion thereof or interest therein, (iii) neither Aphria nor any of the Aphria Subsidiaries is currently leasing, subleasing, licensing or otherwise granting any Person the right to use or occupy all or any portion of any Aphria Real Property and (iv) the Aphria Real Property constitutes all of the real estate used in and necessary for the operation of the respective businesses of Aphria and the Aphria Subsidiaries, except as would not reasonably be expected to have, individually or in the aggregate, an Aphria Material Adverse Effect.

(16)	Environmental Matters.
(a)
Since December 31, 2015, each of Aphria and the Aphria Subsidiaries has been, and currently is in compliance with, all applicable Environmental Laws (which compliance includes, but is not limited to, the possession by Aphria and the Aphria Subsidiaries of all Permits required under applicable Environmental Laws, and compliance with the terms and conditions thereof), except for matters that have been fully resolved with the applicable Governmental Entity or where failure to be in compliance would not reasonably be expected to have, individually or in the aggregate, an Aphria Material Adverse Effect. Aphria and the Aphria Subsidiaries have not received any written communication from a Governmental Entity alleging that Aphria and the Aphria Subsidiaries are not in such compliance (giving effect to such qualifications), and, to the Knowledge of Aphria, there are no past or present activities, conditions or circumstances that would be reasonably likely to give rise to non-compliance or prevent or interfere with such compliance (giving effect to such qualifications) in the future.

(b)
There has been no past or present Release of any Hazardous Substance which could form the basis of any Environmental Claim against Aphria or any of the Aphria Subsidiaries which would reasonably be expected to have, individually or in the aggregate, an Aphria Material Adverse Effect.

(c)
There is no Environmental Claim pending or, to the Knowledge of Aphria, threatened against Aphria or any of the Aphria Subsidiaries which would reasonably be expected to have, individually or in the aggregate, an Aphria Material Adverse Effect.

(17)	Taxes.
(a)	Except as would not have, individually or in the aggregate, an Aphria Material Adverse Effect:
(i)
all Tax Returns required to be filed by Aphria or any of the Aphria Subsidiaries on or prior to the date hereof have been timely filed (taking into account any valid extension of time within which to file), and all such Tax Returns were true, correct and complete in all material respects;

(ii)
all Tax Returns required to be filed by Aphria or any of the Aphria Subsidiaries after the date hereof and prior to the Closing will be timely filed (taking into account any valid extension of time within which to file), and all such Tax Returns will be true, correct and complete in all material respects;

(iii)	Aphria and each of the Aphria Subsidiaries has timely paid all Taxes it has been required to pay (whether or not shown on any Tax Return);

(iv)	no deficiency for Taxes has been proposed, assessed or asserted in writing against Aphria or any of the Aphria Subsidiaries;
(v)
the Aphria Balance Sheet reflects an adequate reserve in accordance with IFRS for all Taxes payable by Aphria and the Aphria Subsidiaries for all taxable periods (and portions thereof) through the Aphria Balance Sheet Date;

(vi)
no Taxes of Aphria or any of the Aphria Subsidiaries are being contested and there are no audits, claims, assessments, levies, or administrative or judicial proceedings pending or proposed in writing, against Aphria or any of the Aphria Subsidiaries in respect of Taxes;

(vii)
neither Aphria nor any of the Aphria Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency (other than pursuant to extensions of time to file Tax Returns obtained in the Ordinary Course);

(viii)	there are no Liens for Taxes on any of the assets of Aphria or any of the Aphria Subsidiaries other than Permitted Liens;
(ix)
neither Aphria nor any of the Aphria Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for a taxable period ending after the Closing Date of as a result of any (A) change in method of accounting or improper method of accounting, (B) “closing agreement” as described in Section 7121 of the Code (or any analogous provision of state, local or foreign Law) executed on or prior to the Closing Date, (C) installment sale, intercompany transaction or open transaction disposition made on or prior to the Closing Date, or (D) prepaid or advance amount received on or prior to the Closing Date;

(x)
Aphria and each of the Aphria Subsidiaries has complied in all material respects with the inter-company transfer pricing provisions of each applicable Law relating to Taxes and disclosure requirements thereunder; and

(xi)	Aphria and each of the Aphria Subsidiaries has timely paid, collected or withheld, or will timely pay, collect or withhold, all Taxes required to be paid or withheld by it prior to the Closing.
(b)	Aphria has made available to Tilray complete and accurate copies of all material Tax Returns filed by or on behalf of Aphria and each Aphria Subsidiary for the years 2017, 2018 and 2019;
(c)
Neither Aphria nor any Aphria Subsidiary has, or has had (during any taxable period remaining open for the assessment of Tax under the applicable statute of limitations), any permanent establishment or other place of business in any country other than the country of its organization, and no claim has been made by any Taxing Authority in a jurisdiction where Tax Returns are not filed by or on behalf of Aphria or any Aphria Subsidiary that such Person is or may be subject to taxation by that jurisdiction;

(d)
None of the Aphria Subsidiaries (A) have been a member of an affiliated, consolidated, combined or unitary group for any Tax purposes (other than a group of which Aphria or an Aphria Subsidiary was the common parent) or (B) have any material liability for the Taxes of any Person (other than Aphria or any of the Aphria Subsidiaries) arising under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Tax Law), or as a transferee or successor by Contract (other than credit or other commercial agreements that contain customary indemnifications for Taxes, in each case, the primary purposes of which do not relate to Taxes) or otherwise;

(e)
Neither Aphria nor any of the Aphria Subsidiaries has been a “distributing corporation” or a “controlled corporation,” each within the meaning of Section 355(a)(1)(A) of the Code, in a distribution intended to qualify under Section 355 of the Code (i) within the past two (2) years or (ii) as part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Arrangement.

(f)
Neither Aphria nor any of the Aphria Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4 (as in effect at the relevant time) (or any comparable Laws of any state, local or foreign jurisdiction).

(g)	No power of attorney with respect to any material Taxes of Aphria or any of the Aphria Subsidiaries has been filed or entered into with any Taxing Authority that remains in effect.

(h)
At the Effective Time, neither Aphria nor any of the Aphria Subsidiaries will be a party to, have any obligation under, or be bound by any material Tax allocation, Tax sharing, Tax indemnity or similar arrangement, understanding or agreement pursuant to which it will have any potential material liability to any Person (other than Aphria or any of the Aphria Subsidiaries) after the Effective Time (other than any agreements referenced in Section (17)(a)(vi) of this Schedule “C”).

(i)
Neither Aphria nor any of the Aphria Subsidiaries is a “U.S. shareholder” (within the meaning of Section 951(b) of the Code) of any foreign corporation which may be required to include in income any amounts under Section 951(a), Section 951A, Section 956 or 965 of the Code. Neither Aphria nor any Aphria Subsidiary owns any “United States property” that could, if such Person were treated as a “controlled foreign corporation” within the meaning of Section 957 of the Code, result in an inclusion of income under Section 956 of the Code. Neither Aphria nor any Aphria Subsidiary owns any interest in “United States real property” within the meaning of Section 897 of the Code.

(j)
After reasonable diligence, neither Aphria nor any of the Aphria Subsidiaries are aware of the existence of any fact, or has taken or agreed to take any action, that could reasonably be expected to prevent the Arrangement from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(18)
Insurance. Aphria has made available to Tilray (i) all material insurance policies (including directors and officers liability insurance) covering Aphria and the Aphria Subsidiaries as of the date hereof and (ii) pending claims under such policies as of the date of this Agreement. Except for failures to maintain insurance that have not had and would not reasonably be expected to have, individually or in the aggregate, an Aphria Material Adverse Effect, from December 31, 2017, through the date of this Agreement, each of Aphria and the Aphria Subsidiaries has been continuously insured with recognized insurers or has self-insured, in each case in such amounts and with respect to such risks and losses as are customary for the nature of the property so insured and for companies in the United States conducting the business conducted by Aphria and the Aphria Subsidiaries during such time period. Neither Aphria nor any of the Aphria Subsidiaries has received any notice of cancellation or termination with respect to any material insurance policy of Aphria or any of the Aphria Subsidiaries.

(19)	Intellectual Property; IT and Data Privacy & Security.
(a)
Except as would not reasonably be expected to have, individually or in the aggregate, an Aphria Material Adverse Effect: (i) each of Aphria and the Aphria Subsidiaries owns or has a valid right to use, free and clear of all Liens (other than Permitted Liens), all Intellectual Property used or held for use in, or necessary to conduct, the business of Aphria and the Aphria Subsidiaries as currently conducted; (ii) to Aphria’s Knowledge, the conduct of the business of Aphria and the Aphria Subsidiaries, since December 31, 2017, has not infringed upon, misappropriated or otherwise violated, and is not infringing upon, misappropriating or otherwise violating any Intellectual Property of any other Person; and (iii) each of Aphria and the Aphria Subsidiaries takes and has taken commercially reasonable actions to protect the proprietary rights in trade secrets included in its Intellectual Property and the trade secrets of other Persons possessed by Aphria and the Aphria Subsidiaries, and, since December 31, 2017, there has been no unauthorized loss of trade secret rights in any such trade secrets due to acts or omissions by Aphria or any of the Aphria Subsidiaries.

(b)
Aphria and each of the Aphria Subsidiaries complies, and during the past three years has complied, in all material respects, with applicable Privacy Law. Neither Aphria nor any of the Aphria Subsidiaries have been notified in writing of, or is the subject of, any complaint or proceeding or to Aphria’s knowledge, any, regulatory investigation related to processing of Personal Information by any Governmental Entity regarding any actual or possible violations of applicable Privacy Law by or with respect to Aphria or any of the Aphria Subsidiaries.

(c)
Aphria and each of the Aphria Subsidiaries employs commercially reasonable organizational, administrative, physical and technical safeguards that comply in all material respects with applicable Privacy Law to protect the Aphria Data within its custody or control. Aphria and each of the Aphria Subsidiaries has provided all requisite notices and obtained all required consents, and satisfied all other requirements (including but not limited to notification to Governmental Entities), necessary for the processing (including international and onward transfer) of all Personal Information in connection with the conduct of the business as currently conducted and in connection with the consummation of the transactions contemplated hereunder.

(d)
To the knowledge of Aphria, neither Aphria nor any of the Aphria Subsidiaries has suffered a security breach with respect to any Aphria Data and to Aphria’s knowledge, there has been no unauthorized or illegal use of or access to any Aphria Data. Neither Aphria nor any of the Aphria Subsidiaries has notified, or been required to notify, any person of any information security breach involving Personal Data. To Aphria’s knowledge, the Aphria Systems have had no material errors or defects that have not been fully remedied and contain no code designed to disrupt, disable, harm, distort or otherwise impede in any manner the legitimate operation of such Aphria Systems (including what are sometimes referred to as “viruses”, “worms”, “time bombs” or “back doors”) that have not been removed or fully remedied. Neither Aphria nor any of the Aphria Subsidiaries have experienced within the past three (3) years any material disruption to, or material interruption in, the conduct of its business that affected the business for more than one calendar week, and attributable to a defect, bug, breakdown, unauthorized access, introduction of a virus or other malicious programming, or other failure or deficiency on the part of any Software or the Aphria Systems.

(20)
Related Party Transactions. Except for (i) Contracts filed or incorporated by reference as an exhibit to the Aphria Public Company Documents and (ii) the Aphria Benefit Plans, Aphria has made available to Tilray Contracts or understandings that are in existence as of the date of this Agreement between, on the one hand, Aphria or any of the Aphria Subsidiaries and, on the other hand, any (x) present executive officer or director of Aphria or any of the Aphria Subsidiaries or any Person that has served as an executive officer or director of Aphria or any of the Aphria Subsidiaries since January 1, 2020 or any of such officer’s or director’s immediate family members, (y) record or beneficial owner of more than five percent (5%) of the Aphria Common Shares as of the date of this Agreement or (z) to the Knowledge of Aphria, any Affiliate of any such officer, director or owner (other than Aphria or any of the Aphria Subsidiaries).

(21)
Financial Advisor. Except for Jefferies LLC (the fees and expenses of which will be paid by Aphria and are reflected in its engagement letter with Aphria), neither Aphria nor any of the Aphria Subsidiaries has employed any financial advisor, investment bank, broker or finder who is entitled to any brokerage, finder’s or other fee or commission in connection with the Arrangement or any of the other transactions contemplated by this Agreement. Aphria has furnished to Tilray an accurate and complete copy of Aphria’s engagement letter with Jefferies LLC relating to the Arrangement.

(22)
Opinion of Financial Advisor. Jefferies LLC, Aphria’s financial advisor, has delivered to the Aphria Board on or prior to the date of this Agreement its opinion in writing or orally, in which case such opinion will be subsequently confirmed in writing, to the effect that, as of the date thereof and based upon and subject to the factors and assumptions set forth therein, the Consideration is fair, from a financial point of view, to Aphria Shareholders as of the date of this Agreement.

(23)	Regulatory Matters.
(a)	Anti-Corruption, Economic Sanctions/Trade and Money-Laundering Laws.
(i)
Except as would not, individually or in the aggregate, be reasonably likely to have an Aphria Material Adverse Effect, since December 31, 2018, none of Aphria, nor any of the Aphria Subsidiaries, nor, to the Knowledge of Aphria, any Aphria or Aphria Subsidiary director, officer, employee, representative, agent or any other Person acting on behalf of Aphria or any of the Aphria Subsidiaries, has (i) violated any applicable Anti-Corruption Law, Economic Sanctions/Trade Laws or Money-Laundering Laws; (ii) illegally offered, paid, given, promised or authorized the payment of, anything of value (including money, checks, wire transfers, tangible and intangible gifts, favors, services or entertainment and travel) directly or indirectly to any employee, officer, or representative of, or any Person otherwise acting in an official capacity for or on behalf of a Governmental Entity, whether elected or appointed, including an officer or employee of a state-owned or state-controlled enterprise, a political party, political party official or employee, candidate for public office, or an officer or employee of a public international organization (such as the World Bank, United Nations, International Monetary Fund, or Organization for Economic Cooperation and Development) (any such Person, a “Government Official”) (A) for the purpose of (1) influencing any act or decision of a Government Official or any other Person in his or her official capacity, (2) inducing a Government Official or any other Person to do or omit to do any act in violation of his or her lawful duties, (3) securing any improper advantage, (4) inducing a Government Official or any other Person to influence or affect any act or decision of any Governmental Entity or (5) assisting Aphria, any of the Aphria Subsidiaries, or any Aphria or Aphria Subsidiary director, officer employee, agent, representative or any other Person acting on behalf of Aphria or any of the Aphria Subsidiaries in obtaining or retaining business or (B) in a manner which would constitute or have the purpose or effect of public or commercial bribery or corruption, acceptance of, or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining or retaining business or any improper advantage; or (iii) engaged in business with Cuba, Iran, North Korea, Syria, or the Crimea Region of Ukraine or with persons in or from these countries or who otherwise appear on the Specially Designated Nationals and Blocked Persons List maintained by OFAC or any other sanctions list maintained by the U.S. government in violation of applicable law.
(ii)
Except as would not, individually or in the aggregate, be reasonably likely to have an Aphria Material Adverse Effect, since December 31, 2018, Aphria and the Aphria Subsidiaries have implemented and have at all times maintained internal controls, policies and procedures reasonably designed to detect, prevent and deter violations of Anti-Corruption Laws, Economic Sanctions/Trade Laws and Money-Laundering Laws.

(iii)
Aphria does not engage in the production, design, testing, manufacture, fabrication, or development of one or more “critical technologies” within the meaning of the Defense Production Act of 1950, as amended, including any implementing regulations thereof (collectively, the “DPA”).

(b)
Regulatory Compliance. Aphria and the Aphria Material Subsidiaries are in compliance in all material respects with all applicable rules, regulations and policies of Health Canada or any federal, provincial, state, municipal, local or foreign governmental or regulatory authority in Canada or any other country with similar authority, performing similar functions and having jurisdiction over Aphria, the Aphria Material Subsidiaries or any of their respective businesses or property.

(c)
Compliance with Health Care Laws. Each of Aphria, the Aphria Material Subsidiaries, and, to the Knowledge of Aphria, their respective directors, officers and employees: (i) is in material compliance with all applicable health care Laws, including, without limitation, the Food and Drugs Act (Canada) and the Cannabis Act (Canada) (“Health Care Laws”); (ii) has not received any written correspondence or notice from any Governmental Entity (including Health Canada) alleging or asserting material unrectified noncompliance with any applicable Laws or the Aphria Permits; (iii) possesses all Permits required for the conduct of its business in the markets in which it operates, and such Permits are valid and in full force and effect, and Aphria, the Aphria Material Subsidiaries, and, to the Knowledge of Aphria, all directors, officers and employees of each are not in violation of any term of any such Permit; (iv) has not received written notice of any pending or threatened Action or other action from any Governmental Entity (including Health Canada) alleging that any operation or activity of Aphria, the Aphria Material Subsidiaries, or, to the Knowledge of Aphria, any of their directors, officers and/or employees is in violation of any applicable Laws or Permits and has no reason to believe that any such Governmental Entity is considering any such Action or other action; (v) has not received written notice that any Governmental Entity has taken, is taking, or intends to take action to limit, suspend, modify or revoke any material Aphria Permits and has no reason to believe that any such Governmental Entity is considering taking or would have reasonable grounds to take such action; and (vi) has, or has had on its behalf, filed, declared, obtained, maintained or submitted all reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments as required by any applicable Laws or Aphria Permits and to keep such permits in good standing and that all such reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments were materially complete and correct on the date filed (or were corrected or supplemented by a subsequent submission). Neither Aphria nor any Aphria Material Subsidiary has received any written notice or communication from Health Canada (or similar Governmental Entity) alleging a material unrectified defect, an issue requiring an unrectified recall or quarantine of product (whether voluntary, required or otherwise) or claim in respect of any products supplied or sold by Aphria or any Aphria Material Subsidiary and, to Aphria’s Knowledge, there are no circumstances that would give rise to any reports, recalls, public disclosure, announcements or customer communications that are required to be made by Aphria or any Aphria Material Subsidiary in respect of any products supplied or sold by Aphria or any Aphria Material Subsidiary. All product research and development activities, quality assurance, quality control, testing, and research and analysis activities, conducted by Aphria and each Aphria Material Subsidiary in connection with their business is conducted in accordance applicable Laws in all material respects. Each individual employed by or associated with Aphria and the Aphria Material Subsidiaries in a key position required to hold security clearance under the Cannabis Act (Canada) and the Cannabis Regulations (Canada) thereunder in order to maintain any material Aphria Permits holds such clearance.
(d)	Investment Company Act. Aphria is not an “investment company” within the meaning of the U.S. Investment Company Act of 1940.
(24)
Information to be Supplied. None of the information supplied or to be supplied by or on behalf of Aphria for inclusion or incorporation by reference in the Aphria Circular will, at the time the Aphria Circular is mailed to the Aphria Shareholders, or at the time of the Aphria Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein, necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading or necessary to correct any statement of a material fact in any earlier communication with respect to the solicitation of proxies for the Aphria Meeting which has become false or misleading. The Aphria Circular will comply as to form in all material respects with the applicable Securities Laws. Notwithstanding the foregoing, Aphria makes no representation or warranty with respect to any information supplied by or to be supplied by Tilray that is included or incorporated by reference in the foregoing documents.

(25)	No Additional Representations.
(a)
Aphria acknowledges and agrees that, except for the representations and warranties contained in Schedule “C” or the Tilray Support Agreement (in each case, such exception solely with respect to the Persons party thereto) (i) neither Tilray, the Tilray Subsidiaries, nor any of their respective Affiliates or Representatives makes or has made, nor is Aphria relying on, and Aphria expressly disclaims any reliance on, any representation or warranty, either express or implied, of any kind whatsoever, including without limitation any representation or warranty concerning (x) Tilray, or any Tilray Subsidiary; (y) any of Tilray’s, or any of the Tilray Subsidiaries’ respective businesses, operations, assets, liabilities, results of operations, condition (financial or otherwise), or prospects; or (z) the Arrangement and the other transactions contemplated by this Agreement, and (ii) Tilray, the Tilray Subsidiaries, and each of their respective Affiliates and Representatives hereby disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement or information communicated, or furnished (orally or in writing) by Tilray, the Tilray Subsidiaries, and each of their respective Affiliates and Representatives (including any opinion, information, projection, or advice that may have been or may be provided to Aphria by any Representative of Tilray or any of the Tilray Subsidiaries or Affiliates).

(b)
Without limiting the generality of Section (23)(a) above, Aphria acknowledges and agrees that (i) in connection with its investigation of Tilray and the Tilray Subsidiaries, Aphria has received from or on behalf of Tilray or the Tilray Subsidiaries certain projections, including projected statements of operating revenues and income from operations of Tilray and the Tilray Subsidiaries and certain business plan information of Tilray and the Tilray Subsidiaries, (ii) there are uncertainties inherent in attempting to make such estimates, projections, and other forecasts and plans, that Aphria is familiar with such uncertainties, and that Aphria is taking full responsibility for making its own evaluation of the adequacy and accuracy and completeness of all estimates, projections, and other forecasts and plans so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections, and forecasts), (iii) neither Tilray nor any of the Tilray Subsidiaries, Affiliates, or Representatives makes any representations or warranties whatsoever with respect to such estimates, projections, and other forecasts and plans (including the reasonableness of the assumptions underlying such estimates, projections, and forecasts), and Aphria has not relied thereon, and (iv) neither Aphria nor any of its respective Affiliates will have claim against Tilray or the Tilray Subsidiaries, or any other Person with respect thereto.

SCHEDULE “D”
REPRESENTATIONS AND WARRANTIES OF TILRAY
(1)	Organization, Good Standing and Qualification.
(a)
Tilray is duly organized, validly existing and in good standing under the Laws of the State of Delaware. Tilray has all requisite corporate power and authority to own, lease and operate its properties and assets as presently owned and to carry on its business as presently conducted, except where the failure to have such power and authority would not reasonably be expected to have, individually or in the aggregate, a Tilray

Material Adverse Effect. Tilray is qualified to do business, is up-to-date in respect of all material corporate filings and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Tilray Material Adverse Effect.
(b)
Each of the Tilray Subsidiaries is duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of organization, except where the failure to be so organized, existing or in good standing would not reasonably be expected to have, individually or in the aggregate, a Tilray Material Adverse Effect. Each of the Tilray Subsidiaries has all requisite corporate or similar power and authority to own, lease and operate its properties and assets as presently owned and to carry on its business as presently conducted, except where the failure to have such power and authority would not reasonably be expected to have, individually or in the aggregate, a Tilray Material Adverse Effect. Each of the Tilray Subsidiaries is qualified to do business, is up-to-date in respect of all material corporate filings and, to the extent such concept is applicable, is in good standing as a foreign corporation or other Person in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Tilray Material Adverse Effect.

(c)
Tilray has delivered or made available to Aphria accurate and complete copies of the Organizational Documents of Tilray and each Tilray Subsidiary that constitutes a “significant subsidiary” of Tilray as defined in Rule 1-02(w) of Regulation S-X promulgated by the SEC as of the date hereof, each as amended to the date hereof, and each as so delivered is in full force and effect. Neither Tilray nor any of the Tilray Subsidiaries is in material default of the performance, observance or fulfillment of any of the provisions of its respective Organizational Documents. No steps or proceedings have been taken, instituted or are pending for the dissolution, winding-up or liquidation of Tilray or any of the Tilray Subsidiaries and no board approvals have been given to commence any such proceeding.

(d)
Section (1)(d) of the Tilray Disclosure Letter sets forth Tilray’s and each Tilray Subsidiary’s capital stock, equity interests or other direct or indirect ownership interests in any other Person other than capital stock, equity interests or other direct or indirect ownership interests or securities of direct or indirect wholly-owned Subsidiaries of Tilray. All such capital stock, equity interests or other direct or indirect ownership interests (i) have, to the Knowledge of Tilray, been validly issued and are fully paid (in the case of an interest in a limited partnership or a limited liability company, to the extent required under the applicable Organizational Documents) and nonassessable (if such entity is a corporate entity) and (ii) are owned by Tilray, by one or more Tilray Subsidiary or by Tilray and one or more of the Tilray Subsidiaries, in each case free and clear of all Liens.

(2)	Capital Structure.
(a)
As of December 15, 2020, the authorized capital stock of Tilray consists of 233,333,333 shares of Tilray Class 1 Common Stock, 500,000,000 shares of Tilray Class 2 Common Stock and 10,000,000 shares of preferred stock, par value $0.0001 per share (“Tilray Preferred Stock”). As of December 15, 2020, (i) no shares of Tilray Class 1 Common Stock and 158,256,763 shares of Tilray Class 2 Common Stock were issued and outstanding, which such numbers do not include the shares subject to outstanding Tilray RSAs, (ii) no shares are subject to outstanding Tilray RSAs, (iii) no Tilray Shares are held in Tilray’s treasury, (iv) no Tilray Shares are held by any of the Tilray Subsidiaries, (v) 15,640,994 shares of Tilray Class 2 Common Stock are issuable pursuant to the Tilray Benefit Plans, which includes: 6,201,095 shares Tilray Class 2 Common Stock issuable in respect of Tilray Options, 2,458,325 shares of Tilray Class 2 Common Stock are issuable in respect of Tilray RSUs (as applicable, assuming a target level of achievement under performance awards), and 6,981,574 shares of Tilray Common Stock are reserved for the grant of additional awards under Tilray Benefit Plans. All of the outstanding shares of capital stock of Tilray have been duly authorized and validly issued, and are fully paid and nonassessable and are not subject to any preemptive right, and all shares of Class 2 Common Stock which may be issued pursuant to the exercise or vesting of Tilray RSUs and Tilray Options will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive right. Except as described in clause (iv) of this Section (2)(a), there are not any phantom stocks or other contractual rights the value of which is determined in whole or in part by the value of any capital stock of Tilray and there are no outstanding stock appreciation rights with respect to the capital stock of Tilray. Other than Tilray Shares and Tilray Preferred Stock, there are no other authorized classes of capital stock of Tilray.
(b)
Except as set forth in Section (2)(c) of the Tilray Disclosure Letter, other than the Tilray Support Agreement, there are no voting trusts or other agreements or understandings to which Tilray, any of the Tilray Subsidiaries or, to the Knowledge of Tilray, any of their respective executive officers or directors is a party with respect to the voting of Tilray Shares or the capital stock or other equity interests of any of the Tilray Subsidiaries.

(c)
Other than the Tilray RSUs, the Tilray Options, the Tilray Warrants and the outstanding Tilray Convertible Senior Notes, there are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock or other equity interests to which Tilray or any of the Tilray Subsidiaries is a party obligating Tilray or any of the Tilray Subsidiaries to (i) issue, transfer or sell any shares of capital stock or other equity interests of Tilray or any of the Tilray Subsidiaries or securities convertible into or exchangeable or exercisable for such shares or equity interests, (ii) grant, extend or enter into such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (iii) redeem or otherwise acquire any such shares of capital stock or other equity interests or (iv) provide a material amount of funds to, or make any material investment (in the form of loan, capital contribution or otherwise) in any of the Tilray Subsidiaries. At the Effective Time, other than the Tilray RSUs, the Tilray Options, the Tilray Warrants and the outstanding Tilray Convertible Senior Notes, there will not be any outstanding subscriptions, options, warrants, calls, preemptive rights, subscriptions, or other rights, convertible or exchangeable securities, agreements, claims or commitments of any character by which Tilray or any of the Tilray Subsidiaries will be bound calling for the purchase or issuance of any shares of the capital stock of Tilray or any of the Tilray Subsidiaries or securities convertible into or exchangeable or exercisable for such shares or any other such securities or agreements. Each Tilray Option issued with respect to Class 2 Common Stock was granted with a per-share exercise price not less than the fair market value of a share of Class 2 Common Stock on the date of grant.

(d)
Section (2)(d) of the Tilray Disclosure Letter (i) lists each of the Tilray Subsidiaries and their respective jurisdictions of organization and (ii) designates which of the Tilray Subsidiaries are “significant subsidiaries,” as defined in Rule 1-02(w) of Regulation S-X promulgated by the SEC.

(e)
Other than the Tilray Convertible Senior Notes, there are no outstanding bonds, debentures, notes or other Indebtedness of Tilray or any of the Tilray Subsidiaries having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) on any matter on which the stockholders or other equity holders of Tilray or any of the Tilray Subsidiaries may vote.

(3)	Corporate Authority; Approval.
(a)
Tilray has all requisite corporate power and authority to enter into and to perform its obligations under this Agreement and, subject to the receipt of Tilray Shareholder Approval, to consummate the Arrangement and the other transactions contemplated hereby. The execution and delivery of this Agreement by Tilray and the consummation by Tilray of the Arrangement and of the other transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Tilray (subject to obtaining the Regulatory Approvals, the Tilray Shareholder Approval, the Interim Order and the Final Order).

(b)
The Tilray Board has unanimously (i) determined that this Agreement, the Arrangement and the other transactions contemplated by this Agreement are in the best interests of, and are advisable to, Tilray and the Tilray Shareholders, (ii) after consultation with its legal advisors and the financial advisors, determined that the Exchange Ratio is fair, from a financial point of view, to Tilray; (iii) approved and declared advisable this Agreement, the Arrangement and the other transactions contemplated by this Agreement, (iv) approved and declared advisable the Tilray Support Agreements and the transactions contemplated thereby and (iv) resolved to make the Tilray Board Recommendation. Except in connection with a Tilray Change in Recommendation in accordance with Section 7.2(1)(d)(i) of this Agreement, such resolutions of the Tilray Board have not been rescinded, modified or withdrawn in any way.

(c)
This Agreement has been duly executed and delivered by Tilray and, assuming the due execution and delivery of this Agreement by Tilray, constitutes the legal, valid and binding obligation of Tilray, enforceable against Tilray in accordance with its terms, subject to the Enforceability Exceptions.

(4)
Vote Required. The Tilray Shareholder Approval is the only vote of the holders of any class or series of Tilray’s capital stock necessary to adopt this Agreement and otherwise approve and consummate the Arrangement and the other transactions contemplated by this Agreement as set forth herein. The Tilray Shareholder Approval is not subject to MI 61-101.

(5)	Governmental Filings; No Violations; Etc.
(a)
Other than the filings, notices, waiting periods or approvals required by (i) Section 4.4 of this Agreement, including the Interim Order and any approvals required thereunder, the Final Order and filings with the Director under the OBCA, (ii) the HSR Act, the Competition Act and other Required Regulatory Approvals set forth on Schedule “F”, (iii) the 1934 Exchange Act and (iv) the Nasdaq rules and regulations, no consent, approval, Order, license, Permit or authorization of, or registration, declaration, notice or filing with, any Governmental Entity is necessary or required to be obtained or made by or with respect to Tilray or any of the Tilray Subsidiaries in connection with the execution and delivery of this Agreement, the performance by Tilray of its obligations under this Agreement and the consummation by Tilray of the Arrangement and the other transactions contemplated hereby, except those that the failure of which to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Tilray Material Adverse Effect.

(b)
The execution and delivery of this Agreement by Tilray does not, and the consummation of the Arrangement and the other transactions contemplated hereby will not (with or without notice or lapse of time or both), (i) violate or conflict with any provision of Tilray’s Organizational Documents, (ii) subject to the filings, notices, waiting periods or approvals contemplated by Section (5)(a) and obtaining the Tilray Shareholder Approval, violate or conflict with any Laws or any Order applicable to Tilray or any of the Tilray Subsidiaries or any of their respective assets or properties, (iii) subject to obtaining the third-party consents and approvals set forth in Section (5)(a) of the Tilray Disclosure Letter, in each case, prior to or at the Closing, violate, conflict with, or result in a breach of any provision of, or constitute a default under, or trigger any obligation to repurchase, redeem or otherwise retire Indebtedness under, or result in the termination of, or accelerate the performance required by, or result in a right of termination, cancellation, guaranteed payment or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Lien upon any of the assets of Tilray or any of the Tilray Subsidiaries pursuant to any provisions of any mortgage, indenture, deed of trust, Permit, concession, lease, instrument, obligation or other Contract of any kind to which Tilray or any of the Tilray Subsidiaries is now a party or by which it or any of its assets may be bound, or (iv) result in the creation of any Lien upon any of the properties or assets of Tilray or any of the Tilray Subsidiaries (including Aphria and the Aphria Subsidiaries following the Arrangement) except, in the case of the foregoing clauses (ii), (iii) and (iv) for any breach, violation, conflict, termination, default, acceleration, creation, change, conflict or Lien that would not reasonably be expected to have, individually or in the aggregate, a Tilray Material Adverse Effect.

(6)
Securities Laws. Tilray is a “reporting issuer” in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and is not on the list of reporting issuers in default under the Securities Laws of such provinces. The Tilray Class 2 Common Stock are listed for trading on Nasdaq and are not listed for trading on any other securities exchange as a result of any application made by Tilray. To Tilray’s Knowledge, Tilray is not subject to any continuous or periodic or other disclosure requirements under any securities Laws other than the Securities Laws. None of the Tilray Subsidiaries is subject to any continuous or periodic, or other disclosure requirements under any Securities Laws or securities Laws, including, without limitation, the laws of the United States. Tilray is not in default of any material requirements of any Securities Laws or the rules and policies of Nasdaq. Tilray has not taken any action to cease to be a reporting issuer in any province of Canada or to deregister the Tilray Class 2 Common Stock under the rules or policies of Nasdaq, nor has Tilray received notification from any Securities Authority seeking to revoke the reporting issuer status of Tilray or the registration of any class of securities of Tilray. No delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of Tilray is pending, in effect or, to Tilray’s Knowledge, has been threatened, and, to Tilray’s Knowledge, Tilray is not currently subject to any formal review, enquiry, investigation or other proceeding by any Securities Authority or stock exchange relating to any such order or restriction or otherwise. No director or officer of Tilray or any of the Tilray Subsidiaries has received any objection from any Securities Authority or stock exchange as to his or her serving in any capacity as director or officer of any reporting issuer in a jurisdiction in Canada or the United States.
(7)	Tilray SEC Documents; Financial Statements.
(a)
Except as set forth in Section (7)(a) of the Tilray Disclosure Letter, all forms, documents and reports, together with all exhibits, financial statements and schedules filed or furnished therewith, and all information, documents and agreements incorporated in any such form, document or report (but not including any document incorporated by reference into an exhibit), required to have been filed with or furnished to applicable Securities Authorities by Tilray or any of the Tilray Subsidiaries since January 1, 2019 (the “Tilray SEC Documents”) have been or will be timely filed or furnished, as the case may be. None of the Tilray SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, provided, however, that no representation is made as to the accuracy of any financial projections or forward-looking statements or the completeness of any information filed or furnished by Tilray to the SEC solely for the purposes of complying with Regulation FD promulgated under the 1934 Exchange Act.

(b)
Except as set forth in Section (7)(b) the Tilray Disclosure Letter, Tilray has timely filed, all forms, reports, statements, and documents, including financial statements and management’s discussion and analysis, required to be filed by Tilray with the applicable Securities Authorities and the rules and policies of Nasdaq.

(c)
The financial statements (including related notes, if any) contained in the Tilray SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with U.S. GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not have contained notes and were subject to normal and recurring year-end adjustments); and (iii) fairly presented in all material respects the consolidated financial position of Tilray and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of Tilray and its consolidated Subsidiaries for the periods covered thereby. For purposes of this Agreement, “Tilray Balance Sheet” means that audited consolidated balance sheet (and notes thereto) of Tilray and its consolidated Subsidiaries as of December 31, 2019 (the “Tilray Balance Sheet Date”), set forth in Tilray’s Annual Report on Form 10-K filed with the SEC on March 2, 2020 (as amended).

(d)
Tilray maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the 1934 Exchange Act. Tilray’s disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by Tilray is recorded and reported on a timely basis to the individuals responsible for the preparation of Tilray’s filings with the SEC and other public disclosure documents. Except as disclosed in the Tilray SEC Documents, Tilray maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the 1934 Exchange Act). Except as permitted by the SEC with respect to newly acquired businesses (as defined in Article 11-01(d) of Regulation S-X of the 1934 Exchange Act), Tilray’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Tilray, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of Tilray are being made only in accordance with authorizations of management and directors of Tilray and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Tilray’s assets that could have a material effect on its financial statements. Tilray has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to Tilray’s auditors and the audit committee of the Tilray Board (A) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect Tilray’s ability to record, process, summarize and report financial information and has identified for Tilray’s auditors and the audit committee of the Tilray Board any material weaknesses in internal control over financial reporting and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Tilray’s internal control over financial reporting. Since January 1, 2019, any material change in internal control over financial reporting required to be disclosed in the Tilray SEC Documents pursuant to applicable Securities Laws has been so disclosed.
(e)
Since the Tilray Balance Sheet Date, neither Tilray nor any of the Tilray Subsidiaries nor, to the Knowledge of Tilray, any director, officer, employee, auditor, accountant or representative of Tilray or any of the Tilray Subsidiaries has received or otherwise obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Tilray or any of the Tilray Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Tilray or any of the Tilray Subsidiaries has engaged in questionable accounting or auditing practices.

(f)
Section (7)(f) of the Tilray Disclosure Letter contains a complete and accurate list of all Derivative Products entered into by Tilray or any of the Tilray Subsidiaries or for the account of any of its customers as of the date of this Agreement. All such Derivative Products were, and any Derivative Product entered into after the date of this Agreement will be, entered into in accordance in all material respects with applicable Laws, and in accordance in all material respects with the investment, securities, commodities, risk management and other policies, practices and procedures employed by Tilray and the Tilray Subsidiaries (collectively, the “Tilray Risk Policies”), and were, and will be, entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Product. Section (7)(f) of the Tilray Disclosure Letter identifies any such counterparty as to which, to the Knowledge of Tilray, Tilray or any of the Tilray Subsidiaries has any reasonable concerns regarding financial responsibility with respect to any such Derivative Product. Tilray and each of the Tilray Subsidiaries have, and will have, duly performed in all material respects all of their respective obligations under the Derivative Product to the extent that such obligations to perform have accrued, and, to the Knowledge of Tilray, there are and will be no material breaches, violations, collateral deficiencies, requests for collateral or demands for payment, or defaults or allegations or assertions of such by any party thereunder. Since December 31, 2019, there have been no material violations of the Tilray Risk Policies.

(g)	Tilray’s auditors since 2018 were and are independent in respect of Tilray within the meaning of the rules of professional conduct applicable to auditors in the United States of America.
(h)
Neither Tilray or any of the Tilray Subsidiaries nor, to the Knowledge of Tilray, any director, officer, employee, auditor or internal accountant of Tilray or any of the Tilray Subsidiaries has since July 19, 2018 received or otherwise had or obtained knowledge of any written complaint, allegation, assertion, or claim regarding the accounting or auditing practices, procedures, methodologies or methods of Tilray or any of the Tilray Subsidiaries or their respective internal accounting controls, including that Tilray or any of the Tilray Subsidiaries has engaged in questionable accounting or auditing practices that are inconsistent with the U.S. GAAP or standard industry practice.

(8)
Restrictions on Business Activities. There is no judgment, injunction, order or decree binding upon Tilray or any of the Tilray Subsidiaries that has or would reasonably be expected to have the effect of prohibiting, restricting or impairing any business practice of Tilray or any of the Tilray Subsidiaries or Affiliates, any acquisition of property by Tilray or any of the Tilray Subsidiaries or Affiliates, or the conduct of business by Tilray or any of the Tilray Subsidiaries or Affiliates, as currently conducted (including following the transactions contemplated by this Agreement), except in each case as has not had or would not reasonably be expected to have, individually or in the aggregate, a Tilray Material Adverse Effect.

(9)
Absence of Certain Changes. Except as set forth in Section (9) of the Tilray Disclosure Letter, since the Tilray Balance Sheet Date, (a) as of the date of this Agreement, Tilray and the Tilray Subsidiaries have conducted their respective businesses in all material respects in the Ordinary Course, except for commercially reasonable actions taken outside the Ordinary Course, in any such case, in response to material changes in product prices or the COVID-19 pandemic that did not have, and would not reasonably be expected to have, individually or in the aggregate, a Tilray Material Adverse Effect (provided, that for purposes of this Section (9) only, the exceptions to the Tilray Material Adverse Effect definition set forth in clauses (a) and (e) thereof shall not apply); and (b) there has not been any event, change, effect, development, condition or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Tilray Material Adverse Effect.
(10)
Absence of Undisclosed Liabilities. Since the Tilray Balance Sheet Date, neither Tilray nor any of the Tilray Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise that would be required to be reflected in financial statements prepared in accordance with U.S. GAAP, except for: (a) liabilities reflected or reserved against in Tilray’s consolidated balance sheets (or the notes thereto) included in the Tilray SEC Documents, (b) liabilities that have been incurred by Tilray or any of the Tilray Subsidiaries since the Tilray Balance Sheet Date in the Ordinary Course, (c) liabilities incurred in connection with the transactions contemplated by this Agreement and (d) liabilities which have not and would not reasonably be expected to have, individually or in the aggregate, a Tilray Material Adverse Effect. Neither Tilray nor any of the Tilray Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement (including any Contract relating to any transaction or relationship between or among Tilray and any of the Tilray Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand) or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the 1934 Exchange Act), where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Tilray or any of the Tilray Subsidiaries, in Tilray’s consolidated financial statements or the Tilray SEC Documents.

(11)	Litigation and Liabilities.
(a)
Except as set forth in Section (11)(a) of the Tilray Disclosure Letter, there is no pending Action (other than Actions involving employee and labour matters, environmental matters or Tax matters, which are covered solely by Section (12), Section (16) and Section (17), respectively) and, within the past twelve (12) months, to the Knowledge of Tilray, no Person has threatened to commence any Action (other than Actions involving employee and labour matters, environmental matters or Tax matters, which are covered solely by Section (12), Section (16) and Section (17), respectively), against Tilray or any of the Tilray Subsidiaries or any of the material assets owned or used by any of them, in each case which would reasonably be expected to have, individually or in the aggregate, a Tilray Material Adverse Effect. There is no Order to which Tilray or any of the Tilray Subsidiaries, or any of the material assets owned or used by any of them, is subject which would reasonably be expected to have, individually or in the aggregate, a Tilray Material Adverse Effect.

(12)	Employee and Labour Matters; Benefit Plans.
(a)
Section (12)(a) of the Tilray Disclosure Letter lists as of the date of this Agreement (i) all material employee pension benefit plans (as defined in Section 3(2) of ERISA) whether or not subject to ERISA, (ii) all material employee welfare benefit plans (as defined in Section 3(1) of ERISA) whether or not subject to ERISA, (iii) all other material pension, savings, retirement savings, bonus, commission, stock option, stock purchase, restricted stock, stock appreciation, stock incentive, deferred compensation, incentive compensation, salary continuation, vacation, supplemental unemployment benefits, education assistance, profit-sharing, mortgage assistance, employee loan, employee assistance and supplemental retirement plans (including any group registered retirement savings plan), retiree programs or other retiree coverage or arrangements, fringe benefit and other benefit plans, programs, Contracts, coverage, arrangements or policies and (iv) any material employment, executive compensation, change in control, severance pay, or termination pay plans, programs, Contracts, arrangements or policies, in each case, that is sponsored, contributed to, required to be contributed to or maintained by Tilray or any of the Tilray Subsidiaries or as to which Tilray or a Tilray Subsidiary has any liability or contingent liability, in each case for the benefit of, or relating to, any former or current employee, officer or director of Tilray or any of the Tilray Subsidiaries or as to which Tilray or any Tilray Subsidiary has any material liability (all such plans, programs, Contracts or policies as described in this Section (12)(a), shall be collectively referred to in this Section (12) as the “Tilray Benefit Plans”) except that the term Tilray Benefit Plan shall not include any statutory plans with which the Tilray is required to comply, including the Canada/Quebec Pension Plan and plans administered pursuant to applicable health tax, workers’ compensation and workers’ safety and employment insurance legislation. Tilray has made available to Aphria, true and complete copies of (i) the documents establishing the current terms for each written material Tilray Benefit Plan, including all amendments and past versions of such documents that continue to be relevant with respect to any participants, (ii) a copy of the current trust agreement (if applicable) and all prior trust agreements including all amendments thereto and the most recent financial statements and tax returns of the trust, (iii) if the Tilray Benefit plan is funded through any third party funding arrangement other than a trust, a copy of the current agreement or policy governing that arrangement including all amendments thereto and the most recent financial information related to such arrangement, (iii) the most recent annual report on Form 5500 series or annual information return, with accompanying schedules and attachments (including accountants’ opinions, if applicable), filed with respect to each Tilray Benefit Plan required to make such a filing, (iv) the most recent actuarial valuation for each Tilray Benefit Plan for which such a valuation was prepared and (v) the most recent favorable determination letter issued for each Tilray Benefit Plan which is intended to be qualified under Section 401(a) of the Code or letter confirming registration of the Tilray Benefit Plan under the Tax Act.
(b)
Except as set forth on Section (12)(b) of the Tilray Disclosure Letter: (i) none of the Tilray Benefit Plans promises or provides post-termination or retiree benefits of any kind, including medical or life insurance benefits, to any former or current employee of Tilray or any of the Tilray Subsidiaries (other than continuation coverage to the extent required by Law, whether pursuant to Section 4980B of the Code, state Law or applicable Law); (ii) none of the Tilray Benefit Plans are, and none of Tilray, any Tilray Subsidiary or any other Person (whether or not incorporated) which is treated as a single employer together with Tilray or any of the Tilray Subsidiaries within the meaning of Section 4001(b) of ERISA (each, an “Tilray ERISA Affiliate”), sponsors, maintains or has any Liability with respect to, or within the past six (6) plan years has sponsored, maintained or had any Liability with respect to, any plan that is, subject to Section 302 of Title IV of ERISA or Section 412 or 430 of the Code, a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), a “multiple employer plan” (as defined in Section 413(c) of the Code), a “multiemployer plan” (within the meaning of Section 3(37) or 4001(a)(3) of ERISA) or a cash balance pension plan or other hybrid plan that is an “applicable defined benefit plan” as defined in Section 203(f)(3) of ERISA; (iii) all of the Tilray Benefit Plans have been established, operated, administered, funded and maintained in all material respects in compliance with their terms, the terms of their trust or funding agreement, and all applicable Laws, including ERISA and the Code; (iv) each Tilray Benefit Plan subject to Section 409A of the Code has been maintained in substantial compliance with such provision; (v) each Tilray Benefit Plan which is intended to be qualified under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code has received a favorable determination letter or may rely on an opinion letter from the Internal Revenue Service as to its qualified status under Section 401(a) of the Code and to the Knowledge of Tilray, nothing has occurred since the issuance of such letter that would reasonably be expected to adversely affect the qualified status of such plan, and each Tilray Benefit Plan is and has since its establishment been duly registered where required by Law, including registration with relevant tax authorities where such registration is required to qualify for tax exemption; (vi) no liability under Title IV of ERISA has been incurred by Tilray, any of the Tilray Subsidiaries, or any Tilray ERISA Affiliate that has not been satisfied in full when due, and no condition exists that is reasonably expected to result in the incurrence by Tilray, any of the Tilray Subsidiaries, or any Tilray ERISA Affiliate of a liability under Title IV of ERISA (other than for the timely payment of Pension Benefit Guaranty Corporation insurance premiums); (vii) no Tilray Benefit Plan that is subject to Section 412 of the Code or Section 302 of ERISA has incurred a “funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA; (viii) all material contributions required to be made with respect to any Tilray Benefit Plan on or before the date hereof have been made; (vii) there are no pending or, to the Knowledge of Tilray, threatened claims by, on behalf of or relating to any of the Tilray Benefit Plans or otherwise relating to a Tilray Benefit Plan (other than routine claims for benefits) and Tilray is not aware of any state of facts which could reasonably be expected to provide a valid basis for any of the foregoing, nor, to the knowledge of Tilray, are any of the foregoing or any regulatory investigation, examination or audit pending or threatened; and (viii) no Tilray Benefit Plan is maintained for the benefit of employees, directors, or other individual service providers who work primarily outside of the United States or Canada.

(c)
Except as otherwise provided in this Agreement, the execution and delivery of this Agreement, the consummation of the transactions contemplated by this Agreement will not (either solely as a result thereof or as a result of such transactions in conjunction with another event) (i) cause or result in an increase in the amount of compensation or benefits or timing of vesting or payment of any benefits or compensation payable in respect of any former or current employee, officer or director of Tilray or any of the Tilray Subsidiaries; (ii) require the funding or securing of benefits under any Tilray Benefit Plan; or (iii) cause or result in an increase in the liabilities of Tilray, Aphria, the Surviving Corporation or any of their respective Subsidiaries to any third Person on account of matters relating to compensation or benefits in respect of any former or current employee, officer or director of Tilray or any of the Tilray Subsidiaries.
(d)
No Tilray Benefit Plan provides for payments or benefits in connection with the transactions contemplated by this Agreement that, individually or in the aggregate, would reasonably be expected to give rise to the payment of any amount that would result in a loss of tax deductions pursuant to Section 280G of the Code.

(e)	No Tilray Benefit Plan is a “pension plan” as defined under the Pension Benefits Act (Ontario) whether or not subject thereto or a “retirement compensation arrangement” as defined under the Tax Act.
(f)	There are no participating employers in any Tilray Benefit Plan other than Tilray and the Tilray Subsidiaries.
(g)
There has been no withdrawal or transfer of assets from any funding arrangement for a Tilray Benefit Plan other than payment of benefits to eligible beneficiaries, refunds to plan members of over contributions and payment of reasonable expenses, all to the extent permitted by the Tilray Benefit Plan, the associated funding arrangement and Law. All employee contributions or premiums have been fully paid into the funding arrangement of each Tilray Benefit Plan.

(h)
Neither Tilray or any of the Tilray Subsidiaries is party to or is otherwise bound to or is in the process of negotiating any Labour Agreements. Except as set forth in Section (12)(h) of the Tilray Disclosure Letter, neither Tilray nor any of the Tilray Subsidiaries has any unions, employee representative bodies or other labour organizations which, to the Knowledge of Tilray, represent any employees of Tilray or any of the Tilray Subsidiaries.

(i)
There is not now in existence, nor has there been, since one (1) year prior to the date of this Agreement, any pending or, to the Knowledge of Tilray, written threat of any: (i) strike, slowdown, stoppage, picketing or lockout against or affecting Tilray or any of the Tilray Subsidiaries; or (ii) labour-related demand for representation. There is not now in existence any pending or, to the Knowledge of Tilray, threatened Action alleging or involving any violation of any employment-related, labour-related or benefits-related Law against, in respect of or relating to Tilray, any of the Tilray Subsidiaries or any Tilray Benefit Plan, including claims arising under any such Law by any independent contractor or leased personnel; in each case except for such Actions that have not had and would not reasonably be expected to have, individually or in the aggregate, a Tilray Material Adverse Effect.

(j)
To the Knowledge of Tilray, the relations between Tilray and the Tilray Subsidiaries, on the one hand, and each of their respective employees and the unions, employee representative bodies or other labour organizations representing any such employees, on the other hand, are satisfactory.

(k)
To the Knowledge of Tilray, no current or former employee of Tilray or any of the Tilray Subsidiaries at the level of Senior Vice President or above is in violation in any material respect, or has threatened a violation in any material respect, of any term or provision of any employment Contract, Labour Agreement, confidentiality or other proprietary information disclosure Contract arising out of or relating to such Person’s current or former employment or engagement by Tilray or any of the Tilray Subsidiaries.

(l)
To the Knowledge of Tilray, none of Tilray’s or any of the Tilray Subsidiaries’ employment, labour, benefits or other policies or practices applicable to any current or former employee, independent contractor or leased personnel of Tilray or any of the Tilray Subsidiaries are currently being audited or investigated by any Governmental Entity.

(m)
None of Tilray or any of the Tilray Subsidiaries is party to a settlement agreement with a current or former officer, employee or independent contractor of Tilray or any of the Tilray Subsidiaries that involves allegations relating to sexual harassment by an officer or employee of Tilray or any of the Tilray Subsidiaries at the level of Senior Vice President or above. To the Knowledge of Tilray, in the last five (5) years, no allegations of sexual harassment have been made against any officer, director or employee of Tilray or any of the Tilray Subsidiaries at a level of Senior Vice President or above.

(n)
To the Knowledge of Tilray, each Person who is currently providing services to Tilray or any of the Tilray Subsidiaries, or who previously provided services to Tilray or any of the Tilray Subsidiaries, as an independent contractor or consultant is or was properly classified and properly treated as an independent contractor or consultant by Tilray or the Tilray Subsidiaries. Each Person who is currently providing services to Tilray or any of the Tilray Subsidiaries through a third-party service provider, or who previously provided services to Tilray or any of the Tilray Subsidiaries through a third-party service provider, is not or was not an employee of Tilray or any of the Tilray Subsidiaries. Neither Tilray nor any of the Tilray Subsidiaries has a single employer, joint employer, alter ego or similar relationship with any other company.

(o)
Except as disclosed in the Tilray’s SEC Documents or in the Tilray Disclosure Letter, Tilray and the Tilray Subsidiaries have not engaged in layoffs, furloughs or employment terminations, whether temporary or permanent, since January 1, 2020, through the date hereof. Tilray and the Tilray Subsidiaries have no plans to engage in any layoffs, furloughs or employment terminations, whether temporary or permanent, within the next six (6) months. Tilray and the Tilray Subsidiaries, taken as a whole, have sufficient employees to operate the Tilray business as currently conducted and consistent with past practice.

(p)
Neither Tilray nor any of the Tilray Subsidiaries has applied for a PPP Loan or a loan under the Canada Emergency Business Account (CEBA) program. Tilray and the Tilray Subsidiaries have complied in all material respects as applicable with the requirements of (i) the FFCRA, (ii) any applicable federal, state, provincial or local stay-at-home orders (i.e., directives that order residents to stay at home unless performing certain essential activities) and (iii) any applicable provisions of the CARES Act.

(13)	Compliance with Laws.
(a)
Each of Tilray and the Tilray Subsidiaries and, with respect to any Tilray Real Property that is operated by third parties, to the Knowledge of Tilray, such third parties, are and, since May 31, 2018, have been conducting the businesses and operations of Tilray and the Tilray Subsidiaries in compliance with all applicable Laws (other than compliance with (i) Environmental Laws, which is covered solely by Section (16); (ii) Tax Laws, which is covered solely by Section (17), (iii) Anti-Corruption Laws, Economic Sanctions/Trade Laws or Money-Laundering Laws, which are covered solely by Section (23)(a), and (iv) Health Care Laws, which are covered solely by Section (23)(c)), except for instances of non-compliance that would not reasonably be expected to have, individually or in the aggregate, a Tilray Material Adverse Effect. Except as disclosed in Section 13(a) of the Tilray Disclosure Letter, since December 31, 2017, neither Tilray nor any of the Tilray Subsidiaries has received any written notice from any Governmental Entity regarding any actual or possible violation of, or failure to comply with, any Law, which has had or would reasonably be expected to have, individually or in the aggregate, a Tilray Material Adverse Effect.

(b)
Each of Tilray and the Tilray Subsidiaries is in possession of all Permits (other than Permits required under Environmental Laws, which are covered solely by Section (16) and Permits required under Health Care Laws, which are covered solely by Section (23)(c)) necessary for them to own, lease and (if applicable) operate their respective properties or otherwise to carry on their respective businesses as they are now being conducted (the “Tilray Permits”), and all such Tilray Permits are in full force and effect and no suspension, revocation, termination, cancellation, non-renewal, or modification not requested by Tilray of any of the Tilray Permits is pending or, to the Knowledge of Tilray, threatened, except where the failure to have, or the suspension, revocation, termination, non-renewal, cancellation or modification of, any of the Tilray Permits would not reasonably be expected to have, individually or in the aggregate, a Tilray Material Adverse Effect. Tilray and the Tilray Subsidiaries, and their respective businesses as currently conducted, are in compliance with the terms of the Tilray Permits, except failures so to comply that would not reasonably be expected to have, individually or in the aggregate, a Tilray Material Adverse Effect.

(c)
(i) Each of Tilray and the Tilray Subsidiaries and, to the Knowledge of Tilray, its and their respective directors and officers, is in compliance in all material respects with the provisions of SOX and the related rules and regulations promulgated thereunder or under the 1934 Exchange Act; and (ii) Tilray is in compliance in all material respects with the listing and corporate governance rules and regulations of Nasdaq, in each case in the foregoing clauses (i) and (ii) as such provisions, rules and regulations are applicable to such Person.

(14)	Material Contracts.
(a)
All Contracts, including amendments thereto, required to be filed as an exhibit to any report of Tilray filed pursuant to the 1934 Exchange Act of the type described in Item 601(b)(10) of Regulation S-K under the 1934 Exchange Act have been so filed as of the date hereof, and no such Contract has been amended or modified (or further amended or modified, as applicable) since the date such Contract or amendment was filed.

(b)
Other than the Contracts set forth in clause (a) above which were filed in an unredacted form, Section (14)(b) of the Tilray Disclosure Letter sets forth a correct and complete list, and Tilray has made available to Aphria correct and complete copies (including all material amendments, modifications, extensions or renewals with respect thereto), of each of the following Contracts to which Tilray or any of the Tilray Subsidiaries is a party or bound as of the date hereof:

(i)
each Contract containing any area of mutual interest, joint bidding area, joint acquisition area, or non-compete or similar type of provision that materially restricts the ability of Tilray or any of its Affiliates (including Aphria and the Aphria Subsidiaries following the Closing) to (A) compete in any line of business or geographic area or with any Person during any period of time after the Effective Time or (B) make, sell or distribute any products or services, or use, transfer or distribute, or enforce any of their rights with respect to, any of their material assets or properties;

(ii)
each Contract that creates, evidences, provides commitments in respect of, secures or guarantees (A) Indebtedness for borrowed money in any amount in excess of $5,000,000 or (B) other Indebtedness of Tilray or any of the Tilray Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) in excess of $5,000,000, other than Contracts solely between or among Tilray and the Tilray Subsidiaries;

(iii)
each Contract for Tilray Owned Real Property or Tilray Leased Real Property involving annual payments in excess of $1,000,000 or aggregate payments in excess of $5,000,000 that are not terminable without penalty or other liability to Tilray or any of the Tilray Subsidiaries (other than any ongoing obligation pursuant to such Contract that is not caused by any such termination) within sixty (60) days;

(iv)
each Contract involving the pending acquisition, swap, exchange, sale or other disposition of (or option to purchase, acquire, swap, exchange, sell or dispose of) any asset of Tilray or the Tilray Subsidiaries for which the aggregate consideration (or the fair market value of such consideration, if non-cash) payable to or from Tilray or any Tilray Subsidiary exceeds $5,000,000;

(v)	each Contract for any Derivative Product;
(vi)
each material partnership, stockholder, joint venture, limited liability company agreement or other joint ownership agreement, other than with respect to arrangements exclusively among Tilray and/or its wholly-owned Subsidiaries;

(vii)
each joint development agreement, exploration agreement, participation, farmout, farm-in or program agreement or similar Contract requiring Tilray or any of the Tilray Subsidiaries to make annual expenditures in excess of $1,000,000 or aggregate payments in excess of $5,000,000 (in each case, net to the interest of Tilray and the Tilray Subsidiaries) following the date of this Agreement;

(viii)
each agreement that contains any exclusivity, “most favored nation” or most favored customer provision, call or put option, preferential right or rights of first or last offer, negotiation or refusal, to which Tilray or any of the Tilray Subsidiaries or any of their respective Affiliates is subject, and, in each case, is material to the business of Tilray and the Tilray Subsidiaries, taken as a whole;

(ix)
any acquisition or divestiture Contract that contains “earn out” or other contingent payment obligations, or remaining indemnity or similar obligations, that would reasonably be expected to result in (1) earn out payments, contingent payments or other similar obligations to a third party (but excluding indemnity payments) in any year in excess of $5,000,000 or (2) earn out payments, contingent payments or other similar obligations to a third party, including indemnity payments, in excess of $1,000,000 in the aggregate after the date hereof;

(x)
any Contract (other than any other Contract otherwise covered by Section (14)(b)) that creates future payment obligations (including settlement agreements or Contracts that require any capital contributions to, or investments in, any Person) of Tilray or any of the Tilray Subsidiaries outside the Ordinary Course, in each case, involving annual payments in excess of $1,000,000 or aggregate payments in excess of $5,000,000, or creates or would create a Lien on any material asset or property of Tilray or any of the Tilray Subsidiaries (other than Permitted Liens);

(xi)	any Labour Agreement;
(xii)
any Contract which is between Tilray or any of the Tilray Subsidiaries, on the one hand, and any of their respective officers, directors or principals (or any such Person’s Affiliates) or any Person that holds or owns five percent (5%) or more of the shares of Tilray’s capital stock (or any Affiliates of any such Person) on the other hand involving aggregate annual payments in excess of $250,000, other than compensation arrangements with the directors on the Tilray Board in their capacity as such; or

(xiii)
each Contract or Tilray’s Organizational Document that would, on or after the Effective Date, prohibit or restrict the ability of the surviving corporation or any of its Subsidiaries to declare and pay dividends or distributions with respect to their capital stock, pay any Indebtedness for borrowed money, obligations or liabilities from time to time owed to the surviving corporation or any of its Subsidiaries, make loans or advances or transfer any of its properties or assets.

(c)
The Contracts described in the foregoing clauses (a) and (b), together with all exhibits and schedules to such Contracts, as amended through the date hereof, are referred to herein as “Tilray Material Contracts.”

(d)
Each Tilray Material Contract is valid and binding on Tilray or the Tilray Subsidiary party thereto, as the case may be, and, to the Knowledge of Tilray, each other party thereto, and is in full force and effect in accordance with its terms, except for (i) terminations or expirations at the end of the stated term or (ii) such failures to be valid and binding or to be in full force and effect as would not reasonably be expected to have, individually or in the aggregate, a Tilray Material Adverse Effect, in each case subject to Enforceability Exceptions and, except for the Tilray Material Contracts set forth in Section (14)(b)(xii) of the Tilray Disclosure Letter, is the product of fair and arms’ length negotiations between each of the parties to such Tilray Material Contracts..

(e)
Neither Tilray nor any of the Tilray Subsidiaries is in breach of, or default under the terms of, and, to the Knowledge of Tilray, no other party to any Tilray Material Contract is in breach of, or default under the terms of, any Tilray Material Contract, nor is any event of default (or similar term) continuing under any Tilray Material Contract, and, to the Knowledge of Tilray, there does not exist any event, condition or omission that would constitute such a default, breach or event of default (or similar term) (whether by lapse of time or notice or both) under any Tilray Material Contract, in each case where such breach, default or event of default (or similar term) would reasonably be expected to have, individually or in the aggregate, a Tilray Material Adverse Effect.

(15)	Title to Properties.
(a)
Except as would not reasonably be expected to have, individually or in the aggregate, a Tilray Material Adverse Effect, (i) Tilray and the Tilray Subsidiaries have good, valid and defensible title to all real property owned by Tilray or any of the Tilray Subsidiaries (collectively, the “Tilray Owned Real Property”) and valid leasehold estates in all real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by Tilray or any of the Tilray Subsidiaries (collectively, including the improvements thereon, the “Tilray Leased Real Property,” and, together with the Tilray Owned Real Property, the “Tilray Real Property”) free and clear of all Liens, except Permitted Liens, (ii) each Contract under which Tilray or any of the Tilray Subsidiaries is the landlord, sublandlord, tenant, subtenant or occupant with respect to Tilray Leased Real Property (each, an “Tilray Real Property Lease”), to the Knowledge of Tilray, is in full force and effect and is valid and enforceable against the parties thereto in accordance with its terms, subject, as to enforceability, to Enforceability Exceptions, and neither Tilray nor any of the Tilray Subsidiaries, or to the Knowledge of

Tilray, any other party thereto, has received written notice of any default under any Tilray Real Property Lease and (iii) there does not exist any pending or, to the Knowledge of Tilray, threatened, condemnation or eminent domain proceedings that affect any of the Tilray Owned Real Property or Tilray Leased Real Property.
(b)
Except as would not reasonably be expected to, individually or in the aggregate have a Tilray Material Adverse Effect, (i) there are no leases, subleases, licenses, rights or other agreements burdening or affecting any portion of the Tilray Real Property, (ii) except for such arrangements solely between or among Tilray and the Tilray Subsidiaries, there are no outstanding options or rights of first refusal or first offer in favor of any other party to purchase any Tilray Owned Real Property or any portion thereof or interest therein , (iii) neither Tilray nor any of the Tilray Subsidiaries is currently leasing, subleasing, licensing or otherwise granting any Person the right to use or occupy all or any portion of any Tilray Real Property and (iv) the Tilray Real Property constitutes all of the real estate used in and necessary for the operation of the respective businesses of Tilray and the Tilray Subsidiaries.

(16)	Environmental Matters.
(a)
Since December 31, 2015, each of Tilray and the Tilray Subsidiaries has been, and currently is in compliance with, all applicable Environmental Laws (which compliance includes, but is not limited to, the possession by Tilray and the Tilray Subsidiaries of all Permits required under applicable Environmental Laws, and compliance with the terms and conditions thereof), except for matters that have been fully resolved with the applicable Governmental Entity or where failure to be in compliance would not reasonably be expected to have, individually or in the aggregate, a Tilray Material Adverse Effect. Tilray and the Tilray Subsidiaries have not received any written communication from a Governmental Entity alleging that Tilray and the Tilray Subsidiaries are not in such compliance (giving effect to such qualifications), and, to the Knowledge of Tilray, there are no past or present activities, conditions or circumstances that would be reasonably likely to give rise to non-compliance or prevent or interfere with such compliance (giving effect to such qualifications) in the future except as would not reasonably be expected to have, individually or in the aggregate, a Tilray Material Adverse Effect.

(b)
There has been no past or present Release of any Hazardous Substance which could form the basis of any Environmental Claim against Tilray or any of the Tilray Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Tilray Material Adverse Effect.

(c)
Except as set forth in Section (16)(c) of the Tilray Disclosure Letter, there is no Environmental Claim pending or, to the Knowledge of Tilray, threatened against Tilray or any of the Tilray Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Tilray Material Adverse Effect.

(17)	Taxes.
(a)	Other than as set forth in Section (17)(a) of the Tilray Disclosure Letter, except as would not have, individually or in the aggregate, a Tilray Material Adverse Effect:
(i)
all Tax Returns required to be filed by Tilray or any of the Tilray Subsidiaries on or prior to the date hereof have been timely filed (taking into account any valid extension of time within which to file), and all such Tax Returns were true, correct and complete in all material respects;

(ii)
all Tax Returns required to be filed by Tilray or any of the Tilray Subsidiaries after the date hereof and prior to the Closing will be timely filed (taking into account any valid extension of time within which to file), and all such Tax Returns will be true, correct and complete in all material respects;

(iii)	Tilray and each of the Tilray Subsidiaries has timely paid all Taxes it has been required to pay (whether or not shown on any Tax Return);
(iv)	no deficiency for Taxes has been proposed, assessed or asserted in writing against Tilray or any of the Tilray Subsidiaries;
(v)
the Tilray Balance Sheet reflects an adequate reserve in accordance with U.S. GAAP for all Taxes payable by Tilray and the Tilray Subsidiaries for all taxable periods (and portions thereof) through the Tilray Balance Sheet Date;

(vi)
no Taxes of Tilray or any of the Tilray Subsidiaries are being contested and there are no audits, claims, assessments, levies, or administrative or judicial proceedings pending or proposed in writing, against Tilray or any of the Tilray Subsidiaries in respect of Taxes;

(vii)
neither Tilray nor any of the Tilray Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency (other than pursuant to extensions of time to file Tax Returns obtained in the Ordinary Course);

(viii)	there are no Liens for Taxes on any of the assets of Tilray or any of the Tilray Subsidiaries other than Permitted Liens;
(ix)
neither Tilray nor any of the Tilray Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for a taxable period ending after the Closing Date of as a result of any (A) change in method of accounting or improper method of accounting, (B) “closing agreement” as described in Section 7121 of the Code (or any analogous provision of state, local or foreign Law) executed on or prior to the Closing Date, (C) installment sale, intercompany transaction or open transaction disposition made on or prior to the Closing Date, or (D) prepaid or advance amount received on or prior to the Closing Date;

(x)
Tilray and each of the Tilray Subsidiaries has complied in all material respects with the inter-company transfer pricing provisions of each applicable Law relating to Taxes and disclosure requirements thereunder; and

(xi)
Tilray and each of the Tilray Subsidiaries has timely paid, collected or withheld, or will timely pay, collect or withhold, all Taxes required to be paid or withheld by it prior to the Closing, and has timely remitted or will timely remit all such Taxes to the applicable Taxing Authorities.

(b)
Tilray has made available to Aphria complete and accurate copies of all material Tax Returns filed by or on behalf of Tilray and each Tilray Subsidiary within the two year period ending on the date hereof;

(c)
Neither Tilray nor any Tilray Subsidiary has, or has had (during any taxable period remaining open for the assessment of Tax under the applicable statute of limitations), any permanent establishment or other place of business in any country other than the country of its organization, and no claim has been made by any Taxing Authority in a jurisdiction where Tax Returns are not filed by or on behalf of Tilray or any Tilray Subsidiary that such Person is or may be subject to taxation by that jurisdiction;

(d)
None of the Tilray Subsidiaries (A) have been a member of an affiliated, consolidated, combined or unitary group for any Tax purposes (other than a group of which Tilray or a Tilray Subsidiary was the common parent) or (B) have any material liability for the Taxes of any Person (other than Tilray or any of the Tilray Subsidiaries) arising under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Tax Law), or as a transferee or successor by Contract (other than credit or other commercial agreements, that contain customary indemnifications for Taxes, in each case, the primary purposes of which do not relate to Taxes) or otherwise;

(e)
Neither Tilray nor any of the Tilray Subsidiaries has been a “distributing corporation” or a “controlled corporation,” each within the meaning of Section 355(a)(1)(A) of the Code, in a distribution intended to qualify under Section 355 of the Code (i) within the past two (2) years or (ii) as part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Arrangement.

(f)
Neither Tilray nor any of the Tilray Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4 (as in effect at the relevant time) (or any comparable Laws of any state, local or foreign jurisdiction).

(g)	No power of attorney with respect to any material Taxes of Tilray or any of the Tilray Subsidiaries has been filed or entered into with any Taxing Authority that remains in effect.

(h)
At the Effective Time, neither Tilray nor any of the Tilray Subsidiaries will be a party to, have any obligation under, or be bound by any material Tax allocation, Tax sharing, Tax indemnity or similar arrangement, understanding or agreement pursuant to which it will have any potential material liability to any Person (other than Tilray or any of the Tilray Subsidiaries) after the Effective Time (other than agreements referenced in Section 17(a)(vi) of this Schedule E).

(i)
Neither Tilray nor any of the Tilray Subsidiaries is a “U.S. shareholder” (within the meaning of Section 951(b) of the Code) of any foreign corporation which may be required to include in income any amounts under Section 951(a), Section 951A, Section 956 or 965 of the Code. No Tilray Subsidiary that is a “controlled foreign corporation” within the meaning of Section 956 of the Code owns any “United States property” that could result in an inclusion of income under Section 956 of the Code. No Tilray Subsidiary incorporated outside the United States owns any interest in “United States real property” within the meaning of Section 897 of the Code.

(j)
After reasonable diligence, neither Tilray nor any of the Tilray Subsidiaries are aware of the existence of any fact, or has taken or agreed to take any action, that could reasonably be expected to prevent the Arrangement from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(18)
Insurance. Section (18) of the Tilray Disclosure Letter sets forth (i) a list of the material insurance policies (including directors and officers liability insurance) covering Tilray and the Tilray Subsidiaries as of the date hereof and (ii) pending claims under such policies as of the date of this Agreement. Except for failures to maintain insurance that have not had and would not reasonably be expected to have, individually or in the aggregate, a Tilray Material Adverse Effect, from December 31, 2017, through the date of this Agreement, each of Tilray and the Tilray Subsidiaries has been continuously insured with recognized insurers or has self-insured, in each case in such amounts and with respect to such risks and losses as are customary for the nature of the property so insured and for companies in the United States conducting the business conducted by Tilray and the Tilray Subsidiaries during such time period. Neither Tilray nor any of the Tilray Subsidiaries has received any notice of cancellation or termination with respect to any material insurance policy of Tilray or any of the Tilray Subsidiaries.

(19)	Intellectual Property; IT and Data Privacy & Security.
(a)
Except as would not reasonably be expected to have, individually or in the aggregate, a Tilray Material Adverse Effect: (i) each of Tilray and the Tilray Subsidiaries owns or has a valid right to use, free and clear of all Liens (other than Permitted Liens), all Intellectual Property used or held for use in, or necessary to conduct, the business of Tilray and the Tilray Subsidiaries as currently conducted; (ii) the transactions contemplated by this Agreement will not result in the loss of any rights in Intellectual Property used or held for use in, or necessary to conduct, the business of Tilray and the Tilray Subsidiaries as currently conducted (iii) to Tilray’s Knowledge, the conduct of the business of Tilray and each of the Tilray Subsidiaries, since December 31, 2017, has not infringed upon, misappropriated or otherwise violated, and is not infringing upon, misappropriating or otherwise violating any Intellectual Property of any other Person; and (iv) each of Tilray and the Tilray Subsidiaries takes and has taken commercially reasonable actions to protect the proprietary rights in trade secrets included in its Intellectual Property and the trade secrets of other Persons possessed by Tilray and the Tilray Subsidiaries, and, since December 31, 2017, there has been no unauthorized loss of trade secret rights in any such trade secrets due to acts or omissions by Tilray or any of the Tilray Subsidiaries.

(b)
Tilray and each of the Tilray Subsidiaries complies, and during the past three years has complied, in all material respects, with applicable Privacy Law. Neither Tilray nor any of the Tilray Subsidiaries have been notified in writing of, or is the subject of, any complaint or proceeding or to Tilray’s knowledge, any, regulatory investigation related to processing of Personal Information by any Governmental Entity regarding any actual or possible violations of any Privacy Law by or with respect to Tilray or any of the Tiran Subsidiaries.

(c)
Tilray and each of the Tilray Subsidiaries employs commercially reasonable organizational, administrative, physical and technical safeguards that comply in all material respects with applicable Privacy Law to protect the Tilray Data within its custody or control. Tilray and each of the Tilray Subsidiaries has provided all requisite notices and obtained all required consents, and satisfied all other requirements (including but not limited to notification to Governmental Entities), necessary for the processing (including international and onward transfer) of all Personal Information in connection with the conduct of the business as currently conducted and in connection with the consummation of the transactions contemplated hereunder.
(d)
Other than as set forth in Section (19)(d) of the Tilray Disclosure Letter, except as would not reasonably be expected to be material to Tilray or any of the Tilray Subsidiaries, to the Knowledge of Tilray, neither Tilray nor any of the Tilray Subsidiaries has suffered a security breach with respect to any Tilray Data and to Tilray’s Knowledge, there has been no unauthorized or illegal use of or access to any Tilray Data. Neither Tilray nor any of the Tilray Subsidiaries has notified, or to Tilray’s Knowledge been required to notify, any person of any information security breach involving Personal Data. To Tilray’s Knowledge, the Tilray Systems have had no material errors or defects that have not been fully remedied and contain no code designed to disrupt, disable, harm, distort or otherwise impede in any manner the legitimate operation of such Tilray Systems (including what are sometimes referred to as “viruses”, “worms”, “time bombs” or “back doors”) that have not been removed or fully remedied. Neither Tilray nor any of the Tilray Subsidiaries have experienced within the past three (3) years any material disruption to, or material interruption in, the conduct of its business that affected the business for more than one calendar week, and attributable to a defect, bug, breakdown, unauthorized access, introduction of a virus or other malicious programming, or other failure or deficiency on the part of any Software or the Tilray Systems.

(20)	Related Party Transactions.
(a)
Except for (i) Contracts filed or incorporated by reference in the Tilray SEC Documents and (ii) the Tilray Benefit Plans, Section (20)(a) of the Tilray Disclosure Letter sets forth a true and complete list of the Contracts or understandings that are in existence as of the date of this Agreement between, on the one hand, Tilray or any of the Tilray Subsidiaries and, on the other hand, any (x) present executive officer or director of Tilray or any of the Tilray Subsidiaries or any Person that has served as an executive officer or director Tilray or any of the Tilray Subsidiaries within the last three (3) years or any of such officer’s or director’s immediate family members, (y) record or beneficial owner of more than five percent (5%) of the Tilray Shares as of the date of this Agreement or (z) to the Knowledge of Tilray, any Affiliate of any such officer, director or owner (other than Tilray or any of the Tilray Subsidiaries).

(21)
Financial Advisor. Except for Cowen LLC and Imperial Capital (the fees and expenses of which will be paid by Tilray and are reflected in its engagement letter with Tilray), neither Tilray nor any of the Tilray Subsidiaries has employed any financial advisor, investment bank, broker or finder who is entitled to any brokerage, finder’s or other fee or commission in connection with the Arrangement or any of the other transactions contemplated by this Agreement. Tilray has furnished to Aphria an accurate and complete copy of Tilray’s engagement letter with Cowen LLC and Imperial Capital relating to the Arrangement.

(22)
Opinion of Financial Advisor. The Tilray Board has received the opinion of Cowen LLC and Imperial Capital to the effect that, as of the date of such opinion and based on and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as set forth therein, the Exchange Ratio is fair, from a financial point of view, to Tilray.

(23)	Regulatory Matters.
(a)	Anti-Corruption, Economic Sanctions/Trade, Money-Laundering Laws and CFIUS.
(i)
Except as would not, individually or in the aggregate, be reasonably likely to have a Tilray Material Adverse Effect, since December 31, 2018, none of Tilray, any of the Tilray Subsidiaries, nor any Tilray or Tilray Subsidiary director, officer, employee, representative, agent, nor, to the Knowledge of Tilray, any third party representative or other Person acting for or on behalf of Tilray or any of the Tilray Subsidiaries, has (i) violated any applicable Anti-Corruption Law, Economic Sanctions/Trade Laws or Money-Laundering Laws; (ii) illegally offered, paid, given, promised or authorized the payment of, anything of value (including money, checks, wire transfers, tangible and intangible gifts, favors, services or entertainment and travel) directly or indirectly to any Government Official (A) for the purpose of (1) influencing any act or decision of a Government Official or any other Person in his or her official capacity, (2) inducing a Government Official or any other Person to do or omit to do any act in violation of his or her lawful duties, (3) securing any improper advantage, (4) inducing a Government Official or any other Person to influence or affect any act or decision of any

Governmental Entity or (5) assisting Tilray, any of the Tilray Subsidiaries, or any Tilray or Tilray Subsidiary director, officer employee, agent, representative or any other Person acting on behalf of Tilray or any of the Tilray Subsidiaries in obtaining or retaining business or (B) in a manner which would constitute or have the purpose or effect of public or commercial bribery or corruption, acceptance of, or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining or retaining business or any improper advantage; or (iii) engaged in business with Cuba, Iran, North Korea, Syria, or the Crimea Region of Ukraine or with persons in or from those countries or who otherwise appear on the Specially Designated Nationals and Blocked Persons List maintained by OFAC or any other sanctions list maintained by the U.S. government in violation of applicable law.
(ii)
Except as would not, individually or in the aggregate, be reasonably likely to have a Tilray Material Adverse Effect, since December 31, 2018, Tilray and the Tilray Subsidiaries have implemented and have at all times maintained internal controls, policies and procedures reasonably designed to detect, prevent and deter violations of Anti-Corruption Laws, Economic Sanctions/Trade Laws and Money-Laundering Laws.

(iii)	Tilray does not engage in the production, design, testing, manufacture, fabrication, or development of one or more “critical technologies” within the meaning of the DPA.
(b)
Regulatory Compliance. Except as disclosed in Section 23(b) of the Tilray Disclosure Letter, Tilray and the Tilray Subsidiaries are in compliance in all material respects with all applicable rules, regulations and policies of Health Canada or any federal, provincial, state, municipal, local or foreign governmental or regulatory authority in Canada or any other country with similar authority, performing similar functions and having jurisdiction over Tilray, the Tilray Subsidiaries or any of their respective businesses or property.

(c)
Compliance with Health Care Laws. Except as disclosed in Section (23)(c) of the Tilray Disclosure Letter, each of Tilray, the Tilray Subsidiaries, and, to the Knowledge of Tilray, their respective directors, officers and employees: (i) is in material compliance with all applicable Health Care Laws including, without limitation, the Food and Drugs Act (Canada) and the Cannabis Act (Canada); (ii) has not received any written correspondence or notice from any Governmental Entity (including Health Canada) alleging or asserting material unrectified noncompliance with any applicable Laws or the Tilray Permits; (iii) possesses all Permits required for the conduct of its business in the markets in which it operates, and such permits are valid and in full force and effect, and Tilray, the Tilray Subsidiaries and, to the Knowledge of Tilray, all directors, officers and employees of each are not in violation of any term of any such Permit; (iv) has not received written notice of any pending or threatened Action or other action from any Governmental Entity (including Health Canada) alleging that any operation or activity of Tilray, the Tilray Subsidiaries or, to the Knowledge of Tilray, any of their directors, officers and/or employees is in violation of any applicable Laws or the Tilray Permits and has no reason to believe that any such Governmental Entity is considering any such Legal Proceeding or other action; (v) has not received written notice that any Governmental Entity has taken, is taking, or intends to take action to limit, suspend, modify or revoke any material Tilray Permits and has no reason to believe that any such Governmental Entity is considering taking or would have reasonable grounds to take such action; and (vi) has, or has had on its behalf, filed, declared, obtained, maintained or submitted all reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments as required by any applicable Laws or Tilray Permits and to keep such permits in good standing and that all such reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments were materially complete and correct on the date filed (or were corrected or supplemented by a subsequent submission). Other than as disclosed in Section (23)(c) of the Tilray Disclosure Letter, neither Tilray nor any Tilray Subsidiary has received any written notice or communication from Health Canada (or similar Governmental Entity) alleging a material unrectified defect, an issue requiring an unrectified recall or quarantine of product (whether voluntary, required or otherwise) or claim in respect of any products supplied or sold by Tilray or any Tilray Subsidiary and, to Tilray’s Knowledge, there are no circumstances that would give rise to any reports, recalls, public disclosure, announcements or customer communications that are required to be made by Tilray or any Tilray Subsidiary in respect of any products supplied or sold by Tilray or any Tilray Subsidiary. All product research and development activities, quality assurance, quality control, testing, and research and analysis activities, conducted by Tilray and each Tilray Subsidiary in connection with their business is conducted in accordance applicable Laws in all material respects. Except as disclosed in

Section 23(c) of the Tilray Disclosure Letter, each individual employed by or associated with Tilray and the Tilray Subsidiaries in a key position required to hold security clearance under the Cannabis Act (Canada) and the Cannabis Regulations (Canada) thereunder in order to maintain any material Tilray Permits holds such clearance.
(d)	Investment Company Act. Tilray is not an “investment company” within the meaning of the U.S. Investment Company Act of 1940.
(24)
Information to be Supplied. None of the information supplied or to be supplied by or on behalf of Tilray for inclusion or incorporation by reference in (a) any registration statement, circular or proxy statement required in connection with the transactions contemplated herein will, at the time such document is filed with the SEC or becomes effective under the Securities Act or (b) the Tilray Proxy Statement will, at the time the Tilray Proxy Statement is mailed to Tilray Shareholders, or at the time of the Tilray Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein, necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading or necessary to correct any statement of a material fact in any earlier communication with respect to the solicitation of proxies for the Tilray Meeting which has become false or misleading. The Tilray Proxy Statement will comply as to form in all material respects with the applicable provisions of the 1934 Exchange Act and the rules and regulations promulgated by the SEC thereunder. Notwithstanding the foregoing, Tilray makes no representation or warranty with respect to any information supplied by or to be supplied by Aphria that is included or incorporated by reference in the foregoing documents.

(25)	No Additional Representations.
(a)
Tilray acknowledges and agrees that, except for the representations and warranties contained in Schedule “D” or the Aphria Support Agreement (in each case, such exception solely with respect to the Persons party thereto) (i) neither Aphria, the Aphria Subsidiaries, nor any of their respective Affiliates or Representatives makes or has made, nor is Tilray relying on, and Tilray expressly disclaims any reliance on, any representation or warranty, either express or implied, of any kind whatsoever, including without limitation any representation or warranty concerning (x) Aphria, or any Aphria Subsidiary; (y) any of Aphria’s, or any of the Aphria Subsidiaries’ respective businesses, operations, assets, liabilities, results of operations, condition (financial or otherwise), or prospects; or (z) the Arrangement and the other transactions contemplated by this Agreement, and (ii) Aphria, the Aphria Subsidiaries, and each of their respective Affiliates and Representatives hereby disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement or information communicated, or furnished (orally or in writing) by Aphria, the Aphria Subsidiaries, and each of their respective Affiliates and Representatives (including any opinion, information, projection, or advice that may have been or may be provided to Tilray by any Representative of Aphria or any of the Aphria Subsidiaries or Affiliates).

(b)
Without limiting the generality of Section (25)(a) above, Tilray acknowledges and agrees that (i) in connection with their investigation of Aphria and the Aphria Subsidiaries, Tilray has received from or on behalf of Aphria or the Aphria Subsidiaries certain projections, including projected statements of operating revenues and income from operations of Aphria and the Aphria Subsidiaries and certain business plan information of Aphria and the Aphria Subsidiaries, (ii) there are uncertainties inherent in attempting to make such estimates, projections, and other forecasts and plans, that Tilray is familiar with such uncertainties, and that Tilray is taking full responsibility for making their own evaluation of the adequacy and accuracy and completeness of all estimates, projections, and other forecasts and plans so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, and forecasts), (iii) neither Aphria nor any of the Aphria Subsidiaries, Affiliates, or Representatives makes any representations or warranties whatsoever with respect to such estimates, projections, and other forecasts and plans (including the reasonableness of the assumptions underlying such estimates, projections, and forecasts), and Tilray has not relied thereon, and (iv) neither Tilray nor any of their respective Affiliates will have claim against Aphria or the Aphria Subsidiaries, or any other Person with respect thereto.

SCHEDULE “E”
GOVERNANCE MATTERS
Tilray Board
•	Seven existing Aphria board members
•	Tilray Chief Executive Officer
•
One remaining director to be designated by the Tilray Board who shall be a Canadian and shall have applied to obtain security clearances as required by applicable Law (together with Titan Chief Executive Officer, the “Tilray Nominees”)

•
Immediately after the Effective Time, no less than two-thirds of the Tilray Board shall be either (i) Canadian citizens or (ii) permanent residents of Canada within the meaning of subsection 2(1) of the Immigration and Refugee Protection Act who have been ordinarily resident in Canada for not more than one year after the time at which they first became eligible to apply for Canadian citizenship.

•
In connection with Tilray’s 2022 annual meeting of stockholders, the Tilray Nominees, acting together, shall be entitled to designate one additional director to the Tilray Board; provided, however that any such nominee shall be acceptable to the Tilray Board in its reasonable discretion. The designee shall be nominated for election by the Tilray Board and put to a vote of Tilray stockholders at such annual meeting.

Tilray Chairman and Chief Executive Officer
•	Aphria Chairman and Chief Executive Officer
SCHEDULE “F”
REGULATORY CONSENTS AND APPROVALS
1.	The Competition Act Approval
2.	The HSR Approval
3.	FDI (Germany)
4.	Health Canada notification

February 19, 2021
Tilray, Inc.
495 Wellington Street West
Unit 250
Toronto, ON M5V 1G1
Attention:	Mr. Brendan Kennedy, Chief Executive Officer
Dear Mr. Kennedy:
Re:	Amendment to the arrangement agreement dated December 15, 2020 (the “Arrangement Agreement”) between Aphria Inc. (“Aphria”) and Tilray, Inc. (“Tilray”)
All capitalized terms used in this letter agreement (this “Agreement”) but not defined herein shall have the meaning attributed to such terms in the Arrangement Agreement.
RECITALS:
A.
On December 15, 2020, Aphria and Tilray entered into the Arrangement Agreement, pursuant to which, and subject to the conditions set out in the Plan of Arrangement, Aphria and Tilray agreed to implement a court approved arrangement under Section 182 of the Business Corporations Act (Ontario) (the “Arrangement”); and

B.	Aphria and Tilray wish to enter into this Agreement to amend certain provisions of the Arrangement Agreement as contemplated herein.
Now therefore, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Aphria and Tilray hereby confirm, acknowledge and agree as follows:
1.	Section 2.3(1)(a) of the Arrangement Agreement is hereby deleted in its entirety and replaced with the following:
“(a)  convene and conduct the Aphria Meeting in accordance with the Interim Order, Aphria’s Organizational Documents and applicable Law, as promptly as reasonably practicable after the date hereof (and in any event not later than June 30, 2021) and, in this regard, Aphria may abridge, any time periods that may be abridged under Securities Laws for the purpose of considering the Arrangement Resolution and for any other proper purpose as may be set out in the Aphria Circular and agreed to by Tilray, acting reasonably; set the record date for the Aphria Shareholders entitled to vote at the Aphria Meeting as promptly as reasonably practicable after the date hereof; and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Aphria Meeting without the prior written consent of Tilray except as required under Section 5.4(5) or as required for quorum purposes (in which case the Aphria Meeting will be adjourned and not cancelled) or reasonably required by Law or by a Governmental Entity (as determined with external legal counsel);”.
2.	Section 2.5(1)(a) of the Arrangement Agreement is hereby deleted in its entirety and replaced with the following:
“(a)  convene and conduct the Tilray Meeting in accordance with Tilray’s Organizational Documents and applicable Law, as promptly as reasonably practicable after the date hereof (and in any event not later than June 30, 2021) and, in this regard, Tilray may abridge, any time periods that may be abridged under Securities Laws for the purpose of considering the Tilray Resolutions and for any other proper purpose as may be set out in the Tilray Proxy Statement and agreed to by Aphria, acting reasonably; set the record date for the Tilray Shareholders entitled to vote at the Tilray Meeting as promptly as reasonably practicable after the date hereof; and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Tilray Meeting without the prior written consent of Aphria except as required under Section 5.4(5) or as required for quorum purposes (in which case the Tilray Meeting will be adjourned and not cancelled) or reasonably required by Law or by a Governmental Entity (as determined with outside legal counsel);”
3.	The reference to “Section 7.2(1)(b)(iv) [No Aphria Shareholder Approval]” in Section 7.4(3) of the Arrangement Agreement is hereby deleted and replaced with the following:
“Section 7.2(1)(b)(iii) [No Aphria Shareholder Approval]”.
4.	The definition of “Amended Tilray Omnibus Plan” in Section 1.1 of the Arrangement Agreement is hereby deleted in its entirety.

5.	The definition of “Aphria DSUs” in Section 1.1 of the Arrangement Agreement is hereby deleted and replaced with the following:
““Aphria DSUs” means the deferred share units of Aphria issued pursuant to the Aphria Omnibus Incentive Plan other than the Continuing Aphria DSUs.”.
6.	The definition of “Aphria Options” in Section 1.1 of the Arrangement Agreement is hereby deleted and replaced with the following:
““Aphria Options” means the outstanding options, if any, to purchase Aphria Shares issued pursuant to the Aphria Benefit Plans, other than the Continuing Aphria Options.”.
7.	The definition of “Aphria RSUs” in Section 1.1 of the Arrangement Agreement is hereby deleted and replaced with the following:
““Aphria RSUs” means the restricted share units issued to eligible participants under the Aphria Omnibus Incentive Plan other than the Continuing Aphria RSUs.”.
8.	The definition of “Aphria Securityholders” in Section 1.1 of the Arrangement Agreement is hereby deleted and replaced with the following:
““Aphria Securityholders” means the holders of Aphria Shares, Aphria DSUs, Continuing Aphria DSUs, Aphria Options, Continuing Aphria Options, Aphria RSUs, Continuing Aphria RSUs and Aphria Warrants.”.
9.	The following new definitions shall be added to Section 1.1 of the Arrangement Agreement following the definition of “Consideration Shares”:
““Continuing Aphria DSUs” means the outstanding deferred share units, if any, issued pursuant to the Aphria Benefit Plans to (i) any directors, officers, senior executives, or other employees, or consultants of Aphria whose appointment, office or employment, or services as applicable, has ceased on or prior to the Effective Date, (ii) any entity consultants that hold outstanding deferred share units of Aphria on the Effective Date, or (iii) any other holder of an outstanding Aphria DSU not eligible to receive Replacement DSUs due to applicable provisions of the U.S. Securities Act.
“Continuing Aphria Options” means the outstanding options, if any, to purchase Aphria Shares issued pursuant to the Aphria Benefit Plans to (i) any directors, officers, senior executives, other employees, or consultants of Aphria whose appointment, office or employment, or services as applicable, has ceased on or prior to the Effective Date, (ii) any entity consultants that hold outstanding options on the Effective Date, or (iii) any other holder of an outstanding option to acquire Aphria Shares not eligible to receive Replacement Options due to applicable provisions of the U.S. Securities Act.
“Continuing Aphria RSU” means the outstanding restricted share units, if any, issued pursuant to the Aphria Benefit Plans to (i) any directors, officers, senior executives. or other employees, or consultants of Aphria whose appointment, office or employment, or services as applicable, has ceased on or prior to the Effective Date, (ii) any entity consultants that hold outstanding restricted share units of Aphria on the Effective Date, or (iii) any other holder of an outstanding Aphria RSU not eligible to receive Replacement RSUs due to applicable provisions of the U.S. Securities Act.”.
10.	The definition of “Revised Tilray Organizational Documents” in Section 1.1 of the Arrangement Agreement is hereby deleted and replaced with the following:
“Revised Tilray Organizational Documents” means revised Organizational Documents of Tilray, in the form provided to Tilray by Aphria for inclusion in the Tilray Proxy Statement, subject to the approval of Tilray, which approval shall not be unreasonably withheld.”
11.	The definition of “Stock Exchange Approval” in Section 1.1 of the Arrangement Agreement is hereby deleted and replaced with the following:
““Stock Exchange Approval” means the conditional approval of Nasdaq to list the Consideration Shares, and any Tilray Shares issuable upon the exercise of any Replacement Options, Continuing Aphria Options, Replacement RSUs, Continuing Aphria RSUs, Replacement DSUs, Continuing Aphria DSUs, Aphria Warrants, Replacement Warrants and Aphria Convertible Senior Notes, in each case subject only to customary listing conditions.”.

12.	The following definition of “Tilray Omnibus Plan” is hereby added to Section 1.1 of the Arrangement Agreement:
““Tilray Omnibus Plan” means the Amended and Restated 2018 Equity Incentive Plan that was adopted by Tilray on February 5, 2018 and amended and restated on May 21, 2018.”.
13.	The definition of “Tilray Resolutions” in Section 1.1 of the Arrangement Agreement is hereby deleted and replaced with the following:
““Tilray Resolutions” means (1) a resolution of the Tilray Shareholders approving the increase of the authorized capital stock of Tilray from 743,333,333 shares to 900,000,000 shares of capital stock, consisting of (i) 890,000,000 shares of common stock (as increased from 733,333,333 shares of common stock under the existing Tilray Organizational Documents) and (ii) 10,000,000 shares of preferred stock (which remains unchanged from the existing Tilray Organizational Documents) (the “Tilray Authorized Share Resolution”), and (2) a resolution of the Tilray Shareholders approving the issuance of the Consideration Shares, each to be considered at the Tilray Meeting (the “Tilray Share Issuance Resolution”).”
14.	The definition of “Tilray Shares” in Section 1.1 of the Arrangement Agreement is hereby deleted and replaced with the following:
““Tilray Shares” means, prior to the Effective Time, collectively, the Tilray Class 1 Common Stock and the Tilray Class 2 Common Stock, and following the Effective Time, the Tilray Class 2 Common Stock.”
15.	The definition of “Tilray Shareholder Approval” in Section 1.1 of the Arrangement Agreement is hereby deleted and replaced with the following:
““Tilray Shareholder Approval” means the approval of (i) the Tilray Authorized Share Resolution by a majority of Tilray Shares outstanding and entitled to vote thereon, and (ii) the Tilray Share Issuance Resolution by the affirmative vote of a majority of votes cast at the Tilray Meeting on the Tilray Share Issuance Resolution.”
16.	Section 2.9 of the Arrangement Agreement is hereby deleted in its entirety and replaced with the following:
““Subject to Section 2.15, and all other terms and conditions of this Agreement and the Plan of Arrangement, pursuant to the Arrangement:
(1)
all outstanding Aphria Options, whether vested or unvested, shall cease to represent an option or other right to acquire Aphria Shares and shall be exchanged at the Effective Time for Replacement Options;

(2)
each Continuing Aphria Option shall, without any further action on the part of any holder of any Continuing Aphria Option, be continued on the same terms and conditions as were applicable immediately prior to the Effective Time, except that, pursuant to the terms of the Aphria Omnibus Incentive Plan, the terms of the Continuing Aphria Options shall be amended so as to substitute for the Aphria Shares subject to such Continuing Aphria Options such number of Tilray Shares equal to (A) the number of Aphria Shares subject to the Continuing Aphria Options immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, rounded down to two decimal places;

(3)	all outstanding Aphria RSUs, whether vested or unvested, shall be exchanged at the Effective Time for Replacement RSUs;
(4)
each Continuing Aphria RSU shall, without any further action on the part of any holder of any Continuing Aphria RSU, be continued on the same terms and conditions as were applicable immediately prior to the Effective Time, except that, pursuant to the terms of the Aphria Omnibus Incentive Plan, the terms of the Continuing Aphria RSUs shall be amended so as to substitute for the Aphria Shares subject to such Continuing Aphria RSUs such number of Tilray Shares equal to (A) the number of Aphria Shares subject to the Continuing Aphria RSUs immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, rounded down to two decimal places;

(5)	all outstanding Aphria DSUs, whether vested or unvested, shall be exchanged at the Effective Time for Replacement DSUs;
(6)
each Continuing Aphria DSU shall, without any further action on the part of any holder of any Continuing Aphria DSU, be continued on the same terms and conditions as were applicable immediately prior to the

Effective Time, except that, pursuant to the terms of the Aphria Omnibus Incentive Plan, the terms of the Continuing Aphria DSUs shall be amended so as to substitute for the Aphria Shares subject to such Continuing Aphria DSUs such number of Tilray Shares equal to (A) the number of Aphria Shares subject to the Continuing Aphria DSUs immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, rounded down to two decimal places;
(7)	all outstanding 2016 Aphria Warrants shall be exchanged at the Effective Time for Replacement Warrants; and
(8)	all outstanding 2020 Aphria Warrants shall cease to represent a warrant or other right to acquire Aphria Shares and shall represent rights to receive Tilray Shares in accordance with their terms;
all in accordance with and subject to the provisions of the Plan of Arrangement.”.
17.	Section 4.2(2)(b)(A) of the Arrangement Agreement is hereby amended as follows:
(i)	to add “and Continuing Aphria Options” directly after the words “Aphria Options”; and
(ii)	to add “or Continuing Aphria RSUs” directly after the words “Aphria RSUs”.
18.	Section 4.2(2)(b)(B) of the Arrangement Agreement is hereby amended as follows:
(i)	to add “, Continuing Aphria Options” directly after the words “Aphria Options”; and
(ii)	to add “or Continuing Aphria RSUs” directly after the words “Aphria RSUs”.
19.	Section 4.3(3) of the Arrangement Agreement is hereby deleted in its entirety and replaced with the following:
“Tilray shall take such commercially reasonable actions as are necessary to enact the Revised Tilray Organizational Documents in the manner and as directed by Aphria.”
20.	Section 4.8(2) of the Arrangement Agreement is hereby deleted in its entirety and replaced with the following:
“Tilray shall, immediately prior to the Effective Time, take all steps reasonably necessary to cause the Replacement RSUs, Replacement Options and Replacement DSUs to be issued under the Tilray Omnibus Plan, the Replacement Warrants to be issued, in accordance with the provisions of the Plan of Arrangement.”
21.	Section 4.8(3)(iii) of the Arrangement Agreement is amended to add “and the Continuing Aphria Options.” after the words “Replacement Options”.
22.	Section 6.3(e) of the Arrangement Agreement is hereby deleted in its entirety.
23.
The Plan of Arrangement attached as Schedule “A” to the Arrangement Agreement (the “Plan of Arrangement”) is hereby deleted in its entirety and replaced with the Plan of Arrangement attached as Schedule A to this Agreement.

24.	Section (2)(a)(iii) of Schedule “C” to the Arrangement Agreement is hereby amended as follows:
(i)	to add “and Continuing Aphria Options,” after the words “Aphria Options”;
(ii)	to add “and Continuing Aphria RSUs” after the words “Aphria RSUs”; and
(iii)	to add “and Continuing Aphria DSUs” after the words “Aphria DSUs”.
25.	Section (2)(a) of Schedule “C” to the Arrangement Agreement is hereby amended to add the words “and Continuing Aphria RSUs” after the words “Aphria RSUs” in the second sentence of Section 2(a).
26.	Section 2(c) of Schedule “C” of the Arrangement Agreement is hereby amended as follows:
(i)	to add “Continuing Aphria Options,” after the words “Aphria Options,”;
(ii)	to add “Continuing Aphria RSUs,” after the words “Aphria RSUs,”;
(iii)	to add “and Continuing Aphria DSUs,” immediately prior to the words “Aphria DSUs”.

27.	Section 4 of Schedule “D” of the Arrangement Agreement is hereby deleted and replaced as follows:
“(4) Vote Required. The Tilray Shareholder Approval is the only vote of the holders of any class or series of Tilray’s capital stock necessary to adopt this Agreement and otherwise approve and consummate the Arrangement and the other transactions contemplated by this Agreement (other than the approval of the Revised Tilray Organizational Documents) as set forth herein. The Tilray Shareholder Approval is not subject to MI 61-101.”.
General Matters
28.
Except for the amendments contemplated in this Agreement, no other amendments to the Arrangement Agreement will be made by the parties pursuant to this Agreement, and the Arrangement Agreement shall otherwise remain outstanding on identical terms and conditions.

29.
This Agreement may be executed in counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.

30.
This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each of the parties hereby irrevocably attorns to the non-exclusive jurisdiction of the Courts of the Province of Ontario situated in the City of Toronto in respect of all matters arising under and in relation to this Agreement and waives objection to venue of any proceeding in such court or that such court provides an inconvenient forum.

31	This Agreement is binding upon and will enure to the benefit of each party and its respective successors and permitted assigns.
[Signature page follows]

Very truly yours,

APHRIA INC.

By:
Name:
Title:
Agreed to and accepted as of the date first written above:
TILRAY, INC.

By:
Name:
Title:

APPENDIX “B”
PLAN OF ARRANGEMENT
Schedule “A”
PLAN OF ARRANGEMENT
UNDER THE PROVISIONS OF SECTION 182
OF THE BUSINESS CORPORATIONS ACT (ONTARIO)
Article 1
INTERPRETATION
Section 1.1  Definitions
In this Plan of Arrangement, unless there is something in the subject matter or context clearly inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of those terms shall have corresponding meanings:
(a)	“2016 Aphria Warrants” means 200,000 warrants issued by Aphria expiring September 26, 2021;
(b)	“Aphria” means Aphria Inc. a company incorporated under the laws of the Province of Ontario;
(c)
“Aphria Dissenting Shareholder” means a registered holder of Aphria Shares who has duly and validly exercised the Dissent Rights in respect of the Arrangement Resolution in strict compliance with the Dissent Rights and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

(d)	“Aphria DSUs” means the deferred share units of Aphria issued pursuant to the Aphria Omnibus Incentive Plan other than the Continuing Aphria DSUs;
(e)	“Aphria Omnibus Incentive Plan” means the omnibus long-term incentive plan of Aphria approved at the annual and special meeting of Aphria Shareholders held on November 2, 2018;
(f)	“Aphria Options” means the outstanding options, if any, to purchase Aphria Shares issued pursuant to the Aphria Benefit Plans, other than the Continuing Aphria Options;
(g)	“Aphria RSUs” means the restricted share units issued to eligible participants under the Aphria Omnibus Incentive Plan other than the Continuing Aphria RSUs;
(h)	“Aphria Securityholders” means the holders of Aphria Shares, Aphria DSUs, Continuing Aphria DSUs, Aphria Options, Continuing Aphria Options, Aphria RSUs, Continuing Aphria RSUs and Aphria Warrants;
(i)	“Aphria Shares” means the common shares in the capital of Aphria, each entitling the holder thereof to one (1) vote per share at shareholder meetings of Aphria;
(j)	“Aphria Warrant Indenture” means the common share purchase warrant indenture dated January 30, 2020 between Aphria and Computershare Trust Company of Canada;
(k)	“Aphria Warrants” means collectively, the 2016 Aphria Warrants and 7,022,472 warrants issued by Aphria expiring January 30, 2022;
(l)
“Arrangement” means the arrangement under Section 182 of the OBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement or made at the direction of the Court in the Final Order with the consent of Aphria and Tilray, each acting reasonably;

(m)
“Arrangement Agreement” means the agreement made as of December 15, 2020 between Aphria and Tilray, including the schedules thereto, together with the Aphria Disclosure Letter and the Tilray Disclosure Letter, as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with its terms;

(n)	“Arrangement Resolution” means the special resolution approving the Arrangement passed by the Aphria Shareholders at the Meeting;

(o)
“Articles of Arrangement” means the articles of arrangement of Aphria in respect of the Arrangement, required by the OBCA to be sent to the Director after the Final Order is made, which will be in form and content satisfactory to Aphria and Tilray, each acting reasonably;

(p)
“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major commercial banking institutions in Toronto, Ontario or New York, New York are required by Law to be closed for business;

(q)	“Certificate of Arrangement” means the certificate of arrangement giving effect to the Arrangement, issued by the Director pursuant to the OBCA after the Articles of Arrangement have been filed;
(r)	“Code” means the United States Internal Revenue Code of 1986, as amended;
(s)
“Continuing Aphria DSUs” means the outstanding deferred share units, if any, issued pursuant to the Aphria Benefit Plans to (i) any directors, officers, senior executives, or other employees, or consultants of Aphria whose appointment, office or employment, or services as applicable, has ceased on or prior to the Effective Date, (ii) any entity consultants that hold outstanding deferred share units of Aphria on the Effective Date, or (iii) any other holder of an outstanding Aphria DSU not eligible to receive Replacement DSUs due to applicable provisions of the U.S. Securities Act.

(t)
“Continuing Aphria Options” means the outstanding options, if any, to purchase Aphria Shares issued pursuant to the Aphria Benefit Plans to (i) any directors, officers, senior executives, other employees, or consultants of Aphria whose appointment, office or employment, or services as applicable, has ceased on or prior to the Effective Date, (ii) any entity consultants that hold outstanding options on the Effective Date, or (iii) any other holder of an outstanding option to acquire Aphria Shares not eligible to receive Replacement Options due to applicable provisions of the U.S. Securities Act;

(u)
“Continuing Aphria RSUs” means the outstanding restricted share units, if any, issued pursuant to the Aphria Benefit Plans to (i) any directors, officers, senior executives, or other employees, or consultants of Aphria whose appointment, office or employment, or services as applicable, has ceased on or prior to the Effective Date, (ii) any entity consultants that hold outstanding restricted share units of Aphria on the Effective Date, or (iii) any other holder of an outstanding Aphria RSU not eligible to receive Replacement RSUs due to applicable provisions of the U.S. Securities Act.

(v)	“Court” means the Ontario Superior Court of Justice (Commercial List) or any other court with jurisdiction to consider and issue the Interim Order and the Final Order;
(w)	“Depositary” means Odyssey Trust or such other depositary as may be agreed upon by the Parties acting reasonably;
(x)	“Director” means the Director appointed under section 278 of the OBCA;
(y)	“Dissent Rights” means the rights of dissent of registered Aphria Shareholders in respect of the Arrangement described in Article 4 of this Plan of Arrangement;
(z)	“Dissenting Shares” means the Aphria Shares held by Aphria Dissenting Shareholders in respect of which such Aphria Dissenting Shareholders have given Notice of Dissent;
(aa)	“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;
(bb)	“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date or such other time as the Parties agree in writing before the Effective Date;
(cc)	“Exchange Ratio” means 0.8381;
(dd)
“Final Order” means the order of the Court in a form acceptable to Aphria and Tilray, each acting reasonably, approving the Arrangement under section 182(5) of the OBCA, as such order may be affirmed, amended, modified, supplemented or varied by the Court at any time prior to the Effective Date or, if appealed and a stay of the final order is obtained pending appeal, then, unless such appeal is withdrawn, abandoned or denied, as affirmed or amended on appeal;

(ee)
“holder” means, when used with reference to any securities of Aphria, the holder of such securities shown from time to time in the central securities register maintained by or on behalf of Aphria in respect of such securities;

(ff)
“Interim Order” means the interim order of the Court pursuant to Section 182(5) of the OBCA in a form acceptable to Aphria and Tilray, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as such order may be amended, modified, supplemented or varied by the Court with the consent of Aphria and Tilray, each acting reasonably, at any time prior to the Final Order or, if appealed and a stay of the final order is obtained pending appeal, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

(gg)	“In-The-Money Amount” in respect of an option means the amount, if any, by which the fair market value at that time of the securities subject to the option exceeds the exercise price of the option;
(hh)
“Law” means any and all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, notices, judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, rulings, determinations or awards, decrees or other requirements of any Governmental Entity having the force of law and any legal requirements arising under the common law or principles of law or equity and the term “applicable” with respect to such Laws and, in the context that refers to any Person, means such Laws as are applicable at the relevant time or times to such Person or its business, undertaking, property or securities and emanate from a Governmental Entity having jurisdiction over such Person or its business, undertaking, property or securities;

(ii)	“Letter of Transmittal” means the letter of transmittal to be delivered by the Shareholders to the Depositary as described therein;
(jj)
“Lien” means any mortgage, deed of trust, charge, pledge, hypothec, security interest, easement, right of way, zoning restriction, lien (statutory or otherwise), or other third party encumbrance, in each case, whether contingent or absolute;

(kk)
“Meeting” means the special meeting of the Aphria Shareholders, including any adjournment or postponement thereof, called and held in accordance with the Interim Order for the purpose of approving the Arrangement Resolution;

(ll)
“Notice of Dissent” means a notice of dissent duly and validly given by a registered holder of Aphria Shares exercising Dissent Rights as contemplated in the Interim Order and as described in Article 4;

(mm)	“OBCA” means the Business Corporations Act (Ontario) and all regulations made thereunder, as promulgated or amended from time to time;
(nn)	“Parties” means Aphria and Tilray;
(oo)
“Plan of Arrangement” means this plan of arrangement, subject to any amendments or variations to such plan made in accordance with this Agreement or made at the direction of the Court in the Final Order with the consent of Aphria and Tilray, each acting reasonably;

(pp)	“Share Consideration” means, for each Aphria Share, 0.8381 Tilray Shares;
(qq)	“Shareholders” means the registered and/or beneficial holders of Aphria Shares, as the context requires;
(rr)	“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as may be amended from time to time;
(ss)	“Tilray” means Tilray, Inc., a corporation incorporated under the laws of the State of Delaware;
(tt)	“Tilray Plan” means the amended and restated 2018 equity incentive plan of Tilray, dated February 5, 2018, as amended and restated on May 21, 2018;
(uu)
“Tilray Shares” means, prior to the Effective Time, collectively, the Tilray Class 1 Common Stock and the Tilray Class 2 Common Stock, and following the Effective Time, the Tilray Class 2 Common Stock; and

(vv)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

Any capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Arrangement Agreement. In addition, words and phrases used herein and defined in the OBCA and not otherwise defined herein or in the Arrangement Agreement shall have the same meaning herein as in the OBCA unless the context otherwise clearly requires.
Section 1.2  Interpretation Not Affected by Headings
The division of this Plan of Arrangement into Articles, Sections, paragraphs and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an “Article”, “Section” or “paragraph” followed by a number and/or a letter refer to the specified Article, Section or paragraph of this Plan of Arrangement.
Section 1.3  Number, Gender and Persons
In this Plan of Arrangement, unless the context otherwise clearly requires, words used herein importing the singular include the plural and vice versa; words imparting any gender shall include all genders and the neuter gender; and words imparting persons shall include individuals, partnerships, limited liability companies, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities and other entities.
Section 1.4  Date of Any Action
If any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, then such action shall be required to be taken on the next succeeding day which is a Business Day.
Section 1.5  Time
Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein or in the Letter of Transmittal and Election Form refer to the local time of Aphria (being the time in Toronto, Ontario) unless otherwise stipulated herein or therein.
Section 1.6  Statutory References
Unless otherwise indicated, references in this Plan of Arrangement to any statute include all regulations made pursuant to such statute and the provisions of any statute or regulation which amends, supplements or supersedes any such statute or regulation.
Section 1.7  Currency
Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada, and “$” refers to Canadian dollars. All references in this Plan of Arrangement to sums of money expressed in lawful money of the United States refers to “US$”.
Article 2
EFFECT OF THE ARRANGEMENT
Section 2.1  Arrangement Agreement
This Plan of Arrangement is made pursuant to, is subject to the provisions of, and forms a part of the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein. This Plan of Arrangement constitutes an arrangement as referred to in Section 182 of the OBCA.
Section 2.2  Binding Effect
This Plan of Arrangement will become effective commencing at the Effective Time and shall be binding upon Tilray, Aphria, Aphria Securityholders, the Depositary, the transfer agents in respect of the Aphria Shares and the Tilray Shares and all other Persons without any further act or formality required on the part of any Person.
Section 2.3  Transfers Free and Clear
Any transfer of securities pursuant to this Plan of Arrangement shall be free and clear of all Liens, claims and encumbrances.

Article 3
ARRANGEMENT
Section 3.1  The Arrangement
Commencing at the Effective Time, each of the events set out below shall occur and be deemed to occur in the following sequence, in each case without any further authorization, act or formality on the part of any Person:
(a)	at the Effective Time:
(i)
each Dissenting Share held by an Aphria Dissenting Shareholder who is ultimately determined to be entitled to be paid the fair value of the Dissenting Shares in respect of which such Aphria Dissenting Shareholder has exercised Dissent Rights shall be, and shall be deemed to be, transferred by the holder thereof, without any further act or formality on its part, to Aphria (free and clear of all Liens) and such Aphria Dissenting Shareholder will cease to be the holder thereof or to have any rights as a holder in respect of such Dissenting Share other than the right to be paid the fair value of such Dissenting Share determined and payable in accordance with Article 4; and

(ii)
at the same time as the step in Section 3.1(b)(i) occurs, the name of each Aphria Dissenting Shareholder shall be removed from the register of the Aphria Shares and such Dissenting Shares shall be automatically cancelled as of the Effective Date;

(b)	at the same time as the steps in Section 3.1(a) occur:
(i)
each Aphria Share outstanding immediately prior to the Effective Time (other than Dissenting Shares held by Aphria Dissenting Shareholders who are ultimately determined to be entitled to be paid the fair value of their Dissenting Shares as determined in accordance with Article 4), shall be, and shall be deemed to be, transferred by the holder thereof to Tilray (free and clear of all Liens) in exchange for issuance of the Share Consideration;

(ii)
at the same time as the step in Section 3.1(b)(i) occurs, the holder of each Aphria Share transferred to Tilray pursuant to Section 3.1(b)(i) shall cease to be the holder thereof, or to have any rights as a holder thereof other than the right to receive the Share Consideration issuable in respect of each Aphria Share held pursuant to Section 3.1(b)(i) and shall be removed from the register of the Aphria Shares and legal and beneficial title to each such Aphria Share shall be transferred to Tilray and Tilray will be and be deemed to be the transferee and legal and beneficial owner of such Aphria Share (free and clear of any Liens) and will be entered in the central securities register of Aphria as the sole holder thereof; and

(iii)	Tilray will be the holder of all of the outstanding Aphria Shares;
(c)	immediately after the steps in Section 3.1(b) occur:
(i)
each Aphria Option, other than any Continuing Aphria Option, to the extent it has not been exercised as of the Effective Date, will be exchanged by the holder thereof, without any further act or formality and free and clear of all Liens, for a stock option (a “Replacement Option”) to purchase a number of Tilray Shares equal to the product of the Exchange Ratio, rounded down to two decimal places, multiplied by the number of Aphria Shares issuable on exercise of such Aphria Option immediately prior to the Effective Time (rounded down to the next whole number of Tilray Shares) for an exercise price per Tilray Share (rounded up to the nearest whole cent) equal to the exercise price per share of such Aphria Option immediately prior to the Effective Time divided by the Exchange Ratio, rounded down to two decimal places, and the Aphria Options shall thereupon be cancelled. The term to expiry, conditions to and manner of exercise and other terms and conditions of each of the Replacement Options shall be the same as the terms and conditions of the Aphria Option for which it is exchanged except that such Replacement Options shall be governed by the terms and conditions of the Tilray Plan and, in the event of any inconsistency or conflict the Tilray Plan shall govern. It is intended that subsection 7(1.4) of the Tax Act apply to the exchange of Aphria Options by Aphria Securityholders resident in Canada who acquired Aphria Options by virtue of their employment. Accordingly, and notwithstanding the foregoing, if required, the exercise price of a Replacement Option held by such an Aphria Securityholder will be increased such that the In-The-Money Amount of the Replacement Option immediately after the exchange does not exceed the In-The-Money Amount of the Aphria Option immediately before the exchange. For any Aphria Option that is intended to qualify as an “incentive stock option” within the meaning of Section 422 of the Code, it is intended that such exchange will comply with Treasury Regulation Section 1.424(1)(a). For any Aphria Option that is a nonqualified option held by a US taxpayer, it is intended that such exchange will be implemented in a manner intended comply with Section 409A of the Code. Any document previously evidencing the Aphria Option shall thereafter evidence and be deemed to evidence such Replacement Option and no certificates evidencing the Replacement Options shall be issued;
(ii)
each Continuing Aphria Option shall, without any further action on the part of any holder of any Continuing Aphria Option, be continued on the same terms and conditions as were applicable immediately prior to the Effective Time, except that, pursuant to the terms of the Aphria Omnibus Incentive Plan, the terms of the Continuing Aphria Options shall be amended so as to substitute for the Aphria Shares subject to such Continuing Aphria Options such number of Tilray Shares equal to (A) the number of Aphria Shares subject to the Continuing Aphria Options immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, rounded down to two decimal places;

(iii)
each Aphria RSU other than a Continuing Aphria RSU, to the extent it has not been exercised as of the Effective Date, will be exchanged by the holder thereof, without any further act or formality and free and clear of all Liens, for an award of restricted share units granted by Tilray (the “Replacement RSUs”) in respect of a number of Tilray Shares equal to the product of the Exchange Ratio, rounded down to two decimal places, multiplied by the number of Aphria Shares underlying such Aphria RSUs immediately prior to the Effective Time (rounded down to the next whole number of Tilray Shares), and the Aphria RSUs shall thereupon be cancelled. The term to expiry, conditions to and manner of receipt and other terms and conditions of each of the Replacement RSUs shall be the same as the terms and conditions of the Aphria RSU for which it is exchanged except that such Replacement RSU shall be governed by the terms and conditions of the Tilray Plan and, in the event of any inconsistency or conflict the Tilray Plan shall govern. Any document previously evidencing the Aphria RSUs shall thereafter evidence and be deemed to evidence such Replacement RSUs and no certificates evidencing the Replacement RSUs shall be issued. It is intended that subsection 7(1.4) of the Tax Act apply to the exchange of Aphria RSUs by Aphria Securityholders resident in Canada who acquired Aphria RSUs by virtue of their employment;

(iv)
each Continuing Aphria RSU shall, without any further action on the part of any holder of any Continuing Aphria RSU, be continued on the same terms and conditions as were applicable immediately prior to the Effective Time, except that, pursuant to the terms of the Aphria Omnibus Incentive Plan, the terms of the Continuing Aphria RSUs shall be amended so as to substitute for the Aphria Shares subject to such Continuing Aphria RSUs such number of Tilray Shares equal to (A) the number of Aphria Shares subject to the Continuing Aphria RSUs immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, rounded down to two decimal places;

(v)
each Aphria DSU other than a Continuing Aphria DSU, to the extent it has not been exercised as of the Effective Date, will be exchanged by the holder thereof, without any further act or formality and free and clear of all Liens, for an award of deferred share units granted by Tilray (the “Replacement DSUs”) in respect of a number of Tilray Shares equal to the product of the Exchange Ratio, rounded down to two decimal places, multiplied by the number of Aphria Shares underlying such Aphria DSUs immediately prior to the Effective Time (rounded down to the next whole number of Tilray Shares), and the Aphria DSUs shall thereupon be cancelled. The term to expiry, conditions to and manner of receipt and other terms and conditions of each of the Replacement DSUs shall be the same as the terms and conditions of the Aphria DSU for which it is exchanged except that such Replacement DSU shall be governed by the terms and conditions of the Tilray Plan and, in the event of any inconsistency or conflict the Tilray Plan shall govern. Any document previously evidencing the Aphria DSUs shall thereafter evidence and be deemed to evidence such Replacement DSUs and no certificates evidencing the Replacement DSUs shall be issued. It is intended that subsection 7(1.4) of the Tax Act apply to the exchange of Aphria DSUs by Aphria Securityholders resident in Canada who acquired Aphria DSUs by virtue of their employment;
(vi)
each Continuing Aphria DSU shall, without any further action on the part of any holder of any Continuing Aphria DSU, be continued on the same terms and conditions as were applicable immediately prior to the Effective Time, except that, pursuant to the terms of the Aphria Omnibus Incentive Plan, the terms of the Continuing Aphria DSUs shall be amended so as to substitute for the Aphria Shares subject to such Continuing Aphria DSUs such number of Tilray Shares equal to (A) the number of Aphria Shares subject to the Continuing Aphria DSUs immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, rounded down to two decimal places;

(vii)
each 2016 Aphria Warrant, to the extent it has not been exercised as of the Effective Date, will be exchanged by the holder thereof, without any further act or formality and free and clear of all Liens, for a warrant (a “Replacement Warrant”) to purchase a number of Tilray Shares equal to the product of the Exchange Ratio, rounded down to two decimal places, multiplied by the number of Aphria Shares issuable on exercise of such Aphria Warrant immediately prior to the Effective Time for an exercise price per Tilray Share equal to the exercise price per share of such Aphria Warrant immediately prior to the Effective Time divided by the Exchange Ratio, rounded down to two decimal places, and rounded up to the nearest whole cent (provided that, if the foregoing calculation results in a Replacement Warrant being exercisable for a fraction of a Tilray Share, then the number of Tilray Shares subject to such Replacement Warrant shall be rounded down to the next whole number of Tilray Shares) and the 2016 Aphria Warrants shall thereupon be cancelled. The term to expiry, conditions to and manner of exercise and other terms and conditions of each of the Replacement Warrants shall be the same as the terms and conditions of the 2016 Aphria Warrant for which it is exchanged. Any document previously evidencing a 2016 Aphria Warrant shall thereafter evidence and be deemed to evidence such Replacement Warrant and no certificates evidencing the Replacement Warrants shall be issued;

(viii)
other than the 2016 Aphria Warrants, each Aphria Warrant shall, without any further action on the part of any holder of Aphria Warrant, be continued on the same terms and conditions as were applicable immediately prior to the Effective Time, except that, pursuant to the terms of the Aphria Warrant Indenture, the terms of the Aphria Warrants shall be amended so as to substitute for the Aphria Shares subject to such Aphria Warrants such number of Tilray Shares equal to (A) the number of Aphria Shares subject to the Aphria Warrants immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, rounded down to two decimal places;

(ix)	the Aphria Warrant Indenture shall be terminated and, for greater certainty, all rights to receive any securities of the Aphria formerly held by Aphria Securityholders shall be extinguished; and
(d)
no person shall have any rights, liabilities or other obligations in respect of the share capital of Aphria other than Tilray and each holder of Aphria Shares, Aphria Options, Continuing Aphria Options, Aphria RSUs, Continuing Aphria RSUs, Aphria DSUs, Continuing Aphria DSUs or 2016 Aphria Warrants outstanding immediately prior to the Effective Time, with respect to each step set out above applicable to such holder, shall be deemed, at the time such step occurs, to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer all Aphria Shares, Aphria Options, Aphria RSUs, Aphria DSUs or 2016 Aphria Warrants held by such holder in accordance with such step.

Article 4
DISSENT RIGHTS
Section 4.1  Rights of Dissent
(a)
Pursuant to the Interim Order, each registered Shareholder may exercise rights of dissent (“Dissent Rights”) pursuant to and in the manner set forth in Section 185 of the OBCA, as modified by this Article 4 and the Interim Order; provided, however, that written objection to the Arrangement Resolution, in the manner contemplated by Subsection 185(6) of the OBCA, must be sent to and received by Aphria by no later than 4:00 p.m. (Toronto time) on the second Business Day immediately prior to the Meeting. Shareholders who duly exercise such rights of dissent and who:

(i)
are ultimately determined to be entitled to be paid by Aphria, the fair value for Aphria Shares in respect of which they have exercised Dissent Rights will be deemed to have irrevocably transferred such Aphria Shares to Aphria pursuant to Section 3.1(b)(i) in consideration of such fair value and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Aphria Shares; or

(ii)
are ultimately not entitled, for any reason, to be paid by Aphria, the fair value for Aphria Shares in respect of which they have exercised Dissent Rights will be deemed to have participated in the Arrangement on the same basis as a Shareholder who has not exercised Dissent Rights, as at and from the time specified in Section 3.1(b)(i) and be entitled to receive only the consideration set forth in Section 3.1(b)(i) that such holder would have received if such holder had not exercised Dissent Rights;

but in no case will Aphria or Tilray or any other person be required to recognize such holders as holders of Aphria Shares after the completion of the steps set forth in Section 3.1(b), and each Aphria Dissenting Shareholder will cease to be entitled to the rights of a Shareholder in respect of Aphria Shares in relation to which such Aphria Dissenting Shareholder has exercised Dissent Rights and the central securities register of Aphria will be amended to reflect that such former holder is no longer the holder of such Aphria Shares as and from the Effective Time and that such Aphria Shares have been cancelled. For greater certainty, and in addition to any other restriction under Section 185 of the OBCA, a Shareholder who has voted, or instructed a proxyholder to vote, in favour of the Arrangement Resolution shall not be entitled to exercise Dissent Rights with respect to the Arrangement.

(b)
For greater certainty in accordance with the OBCA, none of the following are entitled to exercise Dissent Rights: (i) holders of Aphria Options; (ii) holders of Continuing Aphria Options, (iii) holders of Aphria RSUs, (iv) holders of Continuing Aphria RSUs, (v) holders of Aphria DSUs, (vi) holder of Continuing Aphria DSUs, (vii) holders of 2016 Aphria Warrants, and (viii) holders of Aphria Shares who vote in favour of the Arrangement Resolution.

Article 5
DELIVERY OF TILRAY SHARES
Section 5.1  Delivery of Tilray Shares
(a)
Upon return to the Depositary of a properly completed Letter of Transmittal by a registered former Aphria Shareholder together with certificate(s) or a direct registration statement (DRS) Advice representing one or more Aphria Shares that such Aphria Shareholder held immediately before the Effective Time and such additional documents and instruments as the Depositary may reasonably require, the Aphria Shareholder shall be entitled to receive the Share Consideration in accordance with Section 3.1(b) hereof and the holder of such surrendered certificate or DRS Advice shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, certificate(s) or DRS Advice recorded on a book-entry basis representing the Tilray Shares that such holder is entitled to receive in accordance with Section 3.1(b) hereof.

(b)
After the Effective Time and until surrendered for cancellation as contemplated by Section 5.1(a) hereof, each certificate or DRS Advice, if any, that immediately prior to the Effective Time represented one or more Aphria Shares shall be deemed at all times to represent only the right to receive in exchange therefor the Share Consideration that the holder of such certificate, if any, is entitled to receive in accordance with Section 3.1(b) hereof.

(c)
For greater certainty, none of the holders of Aphria Options, holders of Continuing Aphria Options, holders of Aphria RSUs, holders of Continuing Aphria RSUs, holders of Aphria DSUs, holders of Continuing Aphria DSUs, holders of 2016 Aphria Warrants or Aphria Shareholders shall be entitled to receive any consideration with respect to such Aphria securities other than consideration such holder is entitled to receive in accordance with Section 3.1 and, for greater certainty, no such former holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.

Section 5.2  Dividends and Distributions
No dividends or other distributions declared or made after the Effective Time with respect to Tilray Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered certificate which immediately prior to the Effective Time represented outstanding Aphria Shares that were exchanged pursuant to Section 3.1(b) unless and until the holder of record of such certificate shall surrender such certificate (or affidavit in accordance with Section 5.5) in accordance with Section 5.1(a). Subject to applicable law, at the time of such surrender of any such certificate (or in the case of clause (B) below, at the appropriate payment date), there shall be paid to the holder of record of the certificates formerly representing whole Aphria Shares, without interest, (A) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to each whole Tilray Share issued to such holder, and (B) on the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole Tilray Share.
Section 5.3  Fractional Shares
In no event shall any holder of Aphria Shares be entitled to a fractional Tilray Share. Where the aggregate number of Tilray Shares to be issued to a holder of Aphria Shares as consideration under this Arrangement would result in a fraction of an Aphria Share being issuable, the number of Tilray Shares to be received by such holder shall be rounded down to the nearest whole Tilray Share.
Section 5.4  Adjustment to Share Consideration
The number of Share Consideration, if any, that an Aphria Shareholder is entitled to receive pursuant to Section 3.1(b) shall be adjusted to reflect fully the effect of any stock split, reverse split or stock dividend (including any dividend or distribution of securities convertible into common shares), consolidation, reorganization, recapitalization or other like change with respect to common shares occurring after the date of the Arrangement Agreement and prior to the Effective Time.
Section 5.5  Effective Time Procedures
Following the receipt of the Final Order and prior to the Effective Date, Tilray shall deliver or arrange to be delivered to the Depositary the Tilray Shares required to be issued to the Aphria Shareholders in accordance with the provisions of Section 3.1, which Tilray Shares shall be held by the Depositary as agent and nominee for such Aphria Shareholders for delivery to such Aphria Shareholders in accordance with the provisions of Article 5.
Section 5.6  Loss of Certificates
In the event any certificate which immediately prior to the Effective Time represented any outstanding Aphria Shares that were acquired by the Tilray pursuant to Section 3.1(b) has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the former holder of such Aphria Shares, the Depositary will, in exchange for such lost, stolen or destroyed certificate, deliver to such former holder of Aphria Shares, or make available for pick up at its offices, the Tilray Shares such former holder is entitled to receive in respect of such Aphria Shares pursuant to Section 3.1(b) together with any distributions or dividends which such holder is entitled to receive pursuant to Section 5.2 and less, in each case, any amounts withheld pursuant to Section 5.7. When authorizing such delivery in relation to any lost, stolen or destroyed certificate, the former holder of such Aphria Shares will, as a condition precedent to the delivery of Tilray Shares, give a bond satisfactory to Tilray and the Depositary (acting reasonably) in such sum as Tilray may direct or otherwise indemnify Aphria, Tilray and the Depositary against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.
Section 5.7  Extinction of Rights
Any certificate or book-entry advice statements which immediately prior to the Effective Time represented one or more outstanding Aphria Shares that were acquired by Tilray pursuant to Section 3.1(b) which is not deposited with the Depositary in accordance with the provisions of Section 5.1(a) on or before the sixth (6th) anniversary of the Effective Date shall, on the sixth (6th) anniversary of the Effective Date, cease to represent a claim or interest of any kind or nature whatsoever, whether as a securityholder or otherwise and whether against Aphria, Tilray, the

Depositary or any other person. On such date, the Share Consideration such former holder of Tilray Shares would otherwise have been entitled to receive, together with any distributions or dividends such holder would otherwise have been entitled to receive pursuant to Section 5.2, shall be deemed to have been surrendered for no consideration to Tilray. Neither Aphria nor Tilray will be liable to any person in respect of any cash or securities (including any cash or securities previously held by the Depositary in trust for any such former holder) which is forfeited to Tilray or delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.
Section 5.8  Withholding Rights
Tilray, Aphria or the Depositary, as applicable, shall be entitled to deduct or withhold, from any amounts payable or otherwise deliverable to any person pursuant to the Arrangement or this Agreement (including, without limitation, any payments to Dissenting Aphria Shareholders) such amounts as Tilray, Aphria or the Depositary, as applicable, determines, acting reasonably, are required to be deducted or withheld with respect to such payment or delivery under the Tax Act, the U.S. Tax Code or any provision of any other applicable Laws. To the extent that such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid, provided that such deducted or withheld amounts are actually remitted to the appropriate tax authority. Each of Tilray, Aphria or the Depositary, as applicable, is hereby authorized to sell or otherwise dispose of, on behalf of such person, such portion of any share or other security deliverable to such person as is necessary to provide sufficient funds to Tilray, Aphria or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and Tilray, Aphria or the Depositary shall notify such person thereof and remit the applicable portion of the net proceeds of such sale to the appropriate taxing authority and, if applicable, any portion of such net proceeds that is not required to be so remitted shall be paid to such person.
Section 5.9  U.S. Securities Laws Exemption
Notwithstanding any provision herein to the contrary, the parties each agree that the Plan of Arrangement will be carried out with the intention that all Tilray Shares, Replacement Options, Replacement RSUs, Replacement DSUs and Replacement Warrants to be issued by Tilray to Shareholders, holders of Aphria Options, holders of Aphria RSUs, holders of Aphria DSUs and holders of 2016 Aphria Warrants, respectively, in exchange for their Aphria Shares, Aphria Options, Aphria RSUs, Aphria DSUs and 2016 Aphria Warrants, respectively, pursuant to the Plan of Arrangement will be issued and exchanged in reliance on the exemption from the registration requirements of the U.S. Securities Act as provided by Section 3(a)(10) thereof and applicable state securities laws, and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement.
Article 6
AMENDMENTS
Section 6.1  Amendments to Plan of Arrangement
(a)
Aphria and Tilray reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) approved by Aphria and Tilray, (iii) filed with the Court and, if made following the Meeting, approved by the Court, and (iv) communicated to or approved by the Shareholders if and as required by the Court.

(b)
Any amendment, modification or supplement to this Plan of Arrangement pursuant to Section 6.1(a) may be proposed by Aphria at any time prior to the Meeting (provided Tilray shall have consented thereto, such consent not to be unreasonably withheld or delayed) with or without any other prior notice or communication and, if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), will become part of this Plan of Arrangement for all purposes.

(c)
Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Meeting will be effective only if such amendment, modification or supplement (i) is consented to by each of Aphria and Tilray and (ii) if required by the Court or applicable law, is consented to by Shareholders voting in the manner directed by the Court.

(d)
Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date but shall only be effective if it is consented to by each of Aphria and Tilray provided that such amendment, modification or supplement concerns a matter which, in the reasonable opinion of Aphria and Tilray, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of Aphria and Tilray or any former Aphria Securityholder.
Article 7
TERMINATION
This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement. Upon the termination of this Plan of Arrangement pursuant to Section 7.2 of the Arrangement Agreement, no Party shall have any liability or further obligation to any other Party hereunder other than as set out in the Arrangement Agreement.
Article 8
FURTHER ASSURANCES
Section 8.1  Further Assurances
Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties to the Arrangement Agreement will make, do and execute, or cause to be made, done and executed, any such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.
Section 8.2  Paramountcy
From and after the Effective Time:
(a)	this Plan of Arrangement shall take precedence and priority over any and all rights related to the securities of Aphria issued prior to the Effective Time;
(b)	the rights and obligations of the holders of the securities of Aphria and any trustee and transfer agent therefor, shall be solely as provided for in this Plan of Arrangement; and
(c)
all actions, causes of actions, claims or proceedings (actual or contingent, and whether or not previously asserted) based on or in any way relating to securities of Aphria shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

APPENDIX “C”
FORM OF APHRIA RESOLUTION
BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:
(1)
the arrangement (the “Arrangement”) under section 182 of the Business Corporations Act (Ontario) (the “OBCA”) involving Tilray, Inc. (“Tilray”) and Aphria Inc. (“Aphria”) and the shareholders of Aphria, all as more particularly described and set forth in the management information circular (the “Circular”) of Aphria accompanying the notice of this meeting (as the Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted;

(2)
the arrangement agreement (the “Arrangement Agreement”) among Aphria and Tilray dated December 15, 2020, as amended on February 19, 2021, and all the transactions contemplated therein, the full text of which is attached as a schedule to the Circular, the actions of the directors of Aphria in approving the Arrangement and the actions of the directors and officers of Aphria in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved;

(3)
the plan of arrangement (the “Plan of Arrangement”) of Aphria implementing the Arrangement, the full text of which is set out in Schedule “A” to the Arrangement Agreement (as the Plan of Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted;

(4)
Aphria is hereby authorized to apply for a final order from the Ontario Superior Court of Justice (Commercial List) (the “Court”) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be, or may have been, modified, supplemented or amended);

(5)
notwithstanding that this resolution has been passed (and the Arrangement approved) by the shareholders of Aphria or that the Arrangement has been approved by the Court, the directors of Aphria are hereby authorized and empowered, without further notice to, or approval of, the shareholders of Aphria to:

(a)	amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or
(b)	subject to the terms of the Arrangement Agreement, not proceed with the Arrangement;
(6)
any director or officer of Aphria is hereby authorized and directed for and on behalf of Aphria to execute and to deliver such other documents as are necessary or desirable in accordance with the Arrangement Agreement for filing; and

(7)
any one or more directors or officers of Aphria is hereby authorized, for and on behalf and in the name of Aphria, to execute and deliver, whether under corporate seal of Aphria or otherwise, all such agreements, forms, waivers, notices, certificate, confirmations and other documents and instruments, and to do or cause to be done all such other acts and things, as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

(a)	all actions required to be taken by or on behalf of Aphria, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and
(b)
the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by Aphria; such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

C-1

APPENDIX “D”
INTERIM ORDER
D-1

APPENDIX “E”
NOTICE OF APPLICATION OF FINAL ORDER
E-1

APPENDIX “F”
CERTIFICATE OF AMENDMENT
OF
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
TILRAY, INC.
Tilray, Inc. (the “Company”), a corporation duly organized and validly existing under the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify as follows:
FIRST: The Amended and Restated Certificate of Incorporation of the Company is hereby amended by deleting the text of Section A of Article IV in its entirety and inserting the following in lieu thereof:
“A. The total number of shares of all classes of capital stock that the Company is authorized to issue is 900,000,000, consisting of (i) 10,000,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”), and (ii) 890,000,000 shares of Class 2 common stock, par value $0.0001 per share (the “Class 2 Common Stock”). Pursuant to Section D.5(a) of Article IV, all of the previously outstanding shares of Class 1 common stock of the Company, par value $0.001 per share, were converted to Class 2 Common Stock, a Certificate of Retirement of Class 1 Common Stock of the Company was filed with the Secretary of State of the State of Delaware on October 1, 2020, and the Company no longer has authority to issue shares of Class 1 common stock. As used herein, the term “Common Stock” shall refer to the Class 2 Common Stock.”
SECOND: The foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the DGCL.
IN WITNESS WHEREOF, the Company has caused this Certificate of Amendment to be signed by its authorized officers this ___ day of ___________, 2021.
TILRAY, INC.
By: __________________________
Name:
Title:
F-1

APPENDIX “G”

December 15, 2020
The Board of Directors
of Aphria Inc.
98 Talbot Street West
Leamington, Ontario N8H 1M8
Canada
Members of the Board:
Jefferies LLC (“ Jefferies”, “we”, “us” or “our”) understands that Aphria Inc. (the “Company”) and Tilray Inc. (“Tilray”) propose to enter into an arrangement agreement to be dated December 15, 2020 (the “Arrangement Agreement”) pursuant to which, among other things, each outstanding common share of the Company (each an “Aphria Share” and collectively, the “Aphria Shares”) will be transferred and assigned by the holder thereof to Tilray in exchange for 0.8381 (the “Exchange Ratio”) of a Class 2 common stock of Tilray (each a “Tilray Share” and collectively, the “Tilray Shares”). We understand that the transaction is proposed to be effected by way of an arrangement (the “Arrangement”) under the Business Corporations Act (Ontario). The terms and conditions of the Arrangement Agreement will be more fully described in a joint proxy statement and management information circular of Tilray and the Company, which will be mailed to the holders of Tilray Shares and to the holders of Aphria Shares (each an “Aphria Shareholder” and collectively, the “Aphria Shareholders”) in connection with the Arrangement.
By letter agreement dated October 30, 2020, (the “Engagement Agreement”), the Company retained Jefferies to act as financial advisor to the Company and its board of directors (the “Board of Directors”) in connection with potential corporate transactions, such as the Arrangement. Pursuant to the Engagement Agreement, the Company has requested that we prepare and deliver to the Board of Directors our written opinion (the “Opinion”) as to the fairness, from a financial point of view, of the Exchange Ratio to the Aphria Shareholders.
In arriving at our Opinion, we have, among other things:
(i)	reviewed a draft dated December 15, 2020 of the Arrangement Agreement;
(ii)	reviewed certain publicly available financial and other information about the Company and Tilray;
(iii)
reviewed certain information furnished to us by the management of the Company, including financial forecasts and analyses, relating to the business, operations and prospects of the Company and Tilray, and estimates as to the amount and timing of certain cost savings and related expenses anticipated by the management of the Company to result from the Arrangement (“Synergies”);

(iv)	held discussions with members of senior management of the Company concerning the matters described in clauses (ii) and (iii) above;
(v)	reviewed the share trading price history and valuation multiples for the Aphria Shares and the Tilray Shares;
(vi)	considered the potential pro forma impact of the Arrangement; and
(vii)	conducted such other financial studies, analyses and investigations as we deemed appropriate.
In our review and analysis and in rendering this Opinion, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information, data, advice, opinions, representations and other material that was supplied or otherwise made available by the Company or that was publicly available to us (including, without limitation, the information described above), or that was otherwise reviewed by us. We have relied on assurances of the management of the Company that it is not aware of any facts or circumstances that would make such information inaccurate or misleading. In our review, we did not obtain any independent evaluation or appraisal of any of the assets or liabilities of, nor did we conduct a physical inspection of any of the properties or facilities of, the Company, nor have we been furnished with any such evaluations or appraisals of such physical inspections, nor do we assume any responsibility to obtain any such evaluations or appraisals. Without limiting the foregoing, we have not prepared a formal valuation (as defined in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions) of the Company or any of its securities or assets and this Opinion should not be construed as such.
With respect to the financial forecasts provided to and examined by us, we note that projecting future results of any company is inherently subject to uncertainty. The Company has informed us, however, and we have assumed, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company and Tilray. In addition, the Company has informed us, and we have assumed, that the Synergies were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the amount and timing of certain cost savings and related expenses anticipated by the management of the Company to result from the Arrangement, and we have relied upon the assessment of the management of the Company as to the ability of the combined company to achieve the Synergies in the amounts and at the times projected. We express no opinion as to the financial forecasts or the Synergies provided to us by the Company, or the assumptions on which they are made.
Our Opinion is based on economic, monetary, regulatory, market and other conditions existing and which can be evaluated as of the date hereof. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our Opinion of which we become aware after the date hereof.
We are not legal, regulatory, accounting or tax experts and have relied on the assessments made by the Company and its professional advisors with respect to such matters. We have made no independent investigation of any legal, regulatory, accounting or tax matters affecting the Company, and we have assumed the correctness in all respects material to our analysis of all legal, regulatory, accounting and tax advice given to the Company and its Board of Directors, including, without limitation, advice as to the legal, regulatory, accounting and tax consequences of the terms of, and transactions contemplated by, the Arrangement Agreement to the Company and the Aphria Shareholders. In addition, in preparing this Opinion, we have not taken into account any tax consequences of the transactions contemplated by the Arrangement Agreement to any Aphria Shareholder. In preparing this Opinion, we have assumed that the executed Arrangement Agreement will not differ in any material respect from the draft that we reviewed, and that the Arrangement will be consummated in accordance with the terms and conditions of the Arrangement Agreement without waiver of, or amendment to, any term or condition that is in any way material to our analyses. We have also assumed that in the course of obtaining the necessary regulatory or third party approvals, consents and releases necessary to consummate the transactions contemplated by the Arrangement Agreement, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, Tilray, any Aphria Shareholder or the contemplated benefits of the Arrangement.
It is understood that our Opinion is for the use and benefit of the Board of Directors of the Company in its consideration of the Arrangement, and our Opinion does not address the relative merits of the transactions contemplated by the Arrangement Agreement as compared to any alternative transaction or opportunity that might be available to the Company, nor does it address the underlying business decision by the Company to engage in the Arrangement or the terms of the Arrangement Agreement or the documents referred to therein. Our Opinion does not constitute a recommendation as to how any Aphria Shareholder should vote on the Arrangement or any matter related thereto. In addition, you have not asked us to address, and this Opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the Aphria Shareholders. We express no opinion as to the price at which Aphria Shares or Tilray Shares will trade at any time. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the Company’s officers, directors or employees, or any class of such persons, in connection with the transactions contemplated by the Arrangement Agreement relative to the consideration to be received by the Aphria Shareholders.

Jefferies, together with its affiliates, is an internationally recognized investment banking firm and is regularly engaged in the delivery of fairness opinions in connection with financings and merger and acquisition transactions similar to the Arrangement. This Opinion has been authorized by the Fairness Committee of Jefferies LLC.
We have been engaged by the Company to act as financial advisor to the Company in connection with potential corporate transactions, such as the Arrangement, and will receive a fee for our services, a portion of which is payable upon delivery of this Opinion and a significant portion of which is payable contingent upon consummation of the Arrangement. We also will be reimbursed for expenses incurred. The Company has agreed to indemnify us against liabilities arising out of or in connection with the services rendered and to be rendered by us under such engagement. We have, in the past, provided financial advisory and financing services to the Company and may continue to do so and have received, and may receive, fees for the rendering of such services. We maintain a market in the securities of the Company and Tilray, and in the ordinary course of our business, we and our affiliates may trade or hold securities of the Company or Tilray and/or their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions in those securities. In addition, we may seek to, in the future, provide financial advisory and financing services to the Company, Tilray or entities that are affiliated with the Company or Tilray, for which we would expect to receive compensation.
Except as otherwise expressly provided in our Engagement Agreement, our Opinion may not be used or referred to by the Company, or quoted or disclosed to any person in any matter, without our prior written consent.
Based upon and subject to the foregoing and such other matters as we considered relevant, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the Aphria Shareholders.
Very truly yours,

JEFFERIES LLC

APPENDIX “H”

December 15, 2020
Board of Directors Tilray, Inc.
1100 Maughan Road
Nanaimo, BC Canada V9X IJ2
Members of the Board:
In your capacity as members of the Board of Directors (the “Board of Directors”) of Tilray, Inc. (the “Company”), you have requested our opinion (the “Opinion”), as investment bankers, as to the fairness, from a financial point of view, to the Company of the Exchange Ratio (as defined below) pursuant to the terms of that certain Arrangement Agreement, to be dated as of December 15, 2020 (the “Agreement”), by and between Aphria Inc. (“Aphria”) and the Company.
As more specifically set forth in the Agreement, and subject to the terms, conditions and adjustments set forth in the Agreement, the Company is proposing to enter into a business combination transaction with Aphria, pursuant to which the Company will issue 0.8381 shares of the Company’s Class 2 common stock in exchange for each common share of Aphria that is issued and outstanding (the “Exchange Ratio”), by way of a statutory plan of arrangement pursuant to Section 182 of the Business Corporations Act (Ontario) (the “Transaction”).
Cowen and Company, LLC (“we” or “Cowen”), as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of our business, we and our affiliates may actively trade the securities of the Company and Aphria for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.
We are acting as lead financial advisor to the Board of Directors of the Company in connection with the Transaction and will receive a fee from the Company for our services, a significant portion of which is contingent upon the consummation of the Transaction. We will also receive a fee for providing this Opinion. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. In the two years preceding the date of this Opinion, Cowen has served as a financial advisor and sales agent to the Company and has received fees for the rendering of such services. Cowen and its affiliates may in the future provide commercial and investment banking services to the Company or Aphria and may receive fees for the rendering of such services.
In connection with our Opinion, we have reviewed and considered such financial and other matters as we have deemed relevant, including, among other things:
•	a draft of the Agreement dated December 14, 2020;
•	certain publicly available financial and other information for the Company and certain other relevant financial and operating data furnished to Cowen by management of the Company;
•	certain publicly available financial and other information for Aphria and certain other relevant financial and operating data furnished to Cowen by Aphria management;
•
certain internal financial analyses, financial forecasts, reports and other information concerning the Company prepared by the management of the Company (the “Company Forecasts”), certain internal financial analyses, financial forecasts, reports and other information concerning Aphria prepared by the

Cowen and Company, LLC
599 Lexington Avenue, 20th Floor
New York, NY 10022
T 646 562 1010
www.cowen.com

management of Aphria (the “Aphria Forecasts”), adjusted Aphria Forecasts prepared by the management of the Company (the “Adjusted Aphria Forecasts”), and the amounts and timing of the cost savings and related expenses expected to result from the Transaction furnished to us by the management of the Company and Aphria (the “Expected Synergies”);
•	consensus estimates and financial projections in Wall Street analyst reports (together, “Wall Street Projections”) for each of the Company and Aphria;
•
discussions we have had with certain members of the managements of each of the Company and Aphria concerning the historical and current business operations, financial conditions and prospects of the Company and Aphria, the Expected Synergies and such other matters we deemed relevant;

•	certain financial and stock market information for the Company and Aphria as compared with similar information for certain publicly traded companies we deemed relevant; and
•	such other information, financial studies, analyses and investigations and such other factors that we deemed relevant for the purposes of this Opinion.
In conducting our review and arriving at our Opinion, we have, with your consent, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to us by the Company and Aphria, respectively, or which is publicly available or was otherwise reviewed by us. We have not undertaken any responsibility for the accuracy, completeness or reasonableness of, or independent verification of, such information. We have relied upon, without independent verifications, the assessment of the management of the Company as to the existing products and services of the Company and the viability of, and risks associated with, the future products and services of the Company. In addition, we have not conducted nor have assumed any obligation to conduct any physical inspection of the properties or facilities of the Company or Aphria. We have further relied upon the Company’s representation and Aphria' s representation that all information provided to us by the Company and Aphria, respectively, is accurate and complete in all material respects. We have, with your consent, assumed that the Company Forecasts, the Aphria Forecasts, the Adjusted Aphria Forecasts, and the description of Expected Synergies were reasonably prepared by the respective managements of the Company and Aphria on bases reflecting the best currently available estimates and good faith judgments of such managements as to the future performance of the Company and Aphria, and that such Company Forecasts, Aphria Forecasts, Adjusted Aphria Forecasts, Expected Synergies and the Wall Street Projections utilized in our analyses, provide a reasonable basis for our Opinion. We express no opinion as to the Company Forecasts, the Aphria Forecasts, the Adjusted Aphria Forecasts, the Wall Street Projections or the assumptions on which they were made. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our Opinion of which we become aware of after the date hereof.
We assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of the Company or Aphria since the date of the last financial statements made available to us. We have not made or obtained any independent evaluations, valuations or appraisals of the assets or liabilities of the Company or Aphria, nor have we been furnished with such materials. In addition, we have not evaluated the solvency or fair value of the Company, or Aphria under any state, provincial or federal laws relating to bankruptcy, insolvency or similar matters. Our Opinion does not address any legal, tax, accounting or regulatory matters related to the Agreement or the Transaction, as to which we have assumed that the Company and the Board of Directors of the Company have received such advice from legal, tax, accounting and regulatory advisors as each has determined appropriate. Our Opinion addresses only the fairness of the Exchange Ratio, from a financial point of view to the Company. We express no view as to any other aspect or implication of the Transaction or any other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise. Our Opinion is necessarily based upon economic and market conditions and other circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that although subsequent developments may affect our Opinion, we do not have any obligation to update, revise or reaffirm our Opinion and we expressly disclaim any responsibility to do so.

We have not considered any potential legislative or regulatory changes currently being considered or recently enacted by the United States, Canada, or any other foreign government , or any domestic or foreign regulatory body, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the Securities and Exchange Commission, the Financial Accounting Standards Board, or any similar foreign regulatory body or board.
For purposes of rendering our Opinion we have assumed in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Agreement and that all conditions to the consummation of the Transaction will be satisfied without waiver thereof. We have assumed that the final form of the Agreement will be substantially similar to the last draft reviewed by us. We have also assumed that all governmental, regulatory and other consents and approvals contemplated by the Agreement will be obtained and that in the course of obtaining any of those consents no restrictions will be imposed or waivers made that would have an adverse effect on the contemplated benefits of the Transaction. We have assumed that the Transaction will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933. as amended, the Securities Exchange Act of 1934, as amended, and all other applicable state, provincial or federal statutes, rules and regulations of the United States, Canada or any other jurisdiction.
It is understood that our Opinion is intended for the benefit and use of the Board of Directors of the Company in its consideration of the financial terms of the Transaction. Our Opinion should not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. However, our Opinion may be reproduced in full in disclosure documents relating to the Transaction which the Company is required to file under the Securities Exchange Act of 1934, as amended. Our Opinion does not constitute a recommendation to the Board of Directors of the Company on whether or not to approve the Transaction, or a recommendation to any stockholder or any other person as to how to vote with respect to the Transaction, or to take any other action in connection with the Transaction or otherwise. We are not expressing any opinion as to what the value, price or trading range of the shares of the Class 2 common stock of the Company actually will be following the consummation of the Transaction. We have not been requested to opine as to, and our Opinion does not in any manner address, the Company’s underlying business decision to effect the Transaction or the relative merits of the Transaction as compared to other business strategies or transactions that might be available to the Company. In addition, we have not been requested to opine as to, and our Opinion does not in any manner address, the fairness of the Transaction or the Exchange Ratio: (i) to any of the Company’s officers, directors or employees, or class of such persons, relative to the public stockholders of the Company; or (ii) to the holders of any class of securities, creditors or other constituencies of the Company or Aphria.
This Opinion was reviewed and approved by Cowen’s Fairness Opinion Review Committee.
Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Exchange Ratio in the Transaction is fair, from a financial point of view, to the Company.
Very truly yours,
/s/ Cowen and Company, LLC

APPENDIX “I”

CONFIDENTIAL
December 15, 2020
Board of Directors of Tilray, Inc.
c/o Tilray, Inc.
1100 Maughan Road
Nanaimo, BC, Canada V9XIJ2
Members of the Board of Directors:
We understand that Tilray, Inc. (“Tilray” or the “Company”) is considering entering into a business combination transaction with Aphria Inc. (“Aphria”), pursuant to which the Company will issue 0.8381 shares of the Company’s Class 2 common stock in exchange for each common share of Aphria that is issued and outstanding (the “Exchange Ratio”), by way of a statutory plan of arrangement pursuant to Section 182 of the Business Corporations Act (Ontario) (the “Transaction”). The terms and conditions of the contemplated Transaction are more fully set forth in the Arrangement Agreement, between Tilray and Aphria, substantially in the form of the draft dated December 14, 2020 (the “Arrangement Agreement”), and the ancillary documents thereto (collectively with the Arrangement Agreement, the “Draft Transaction Documents”).
The Board of Directors of Tilray (the “Board”) has requested that we provide our opinion to the Board as to the fairness of the Exchange Ratio, from a financial point of view, to Tilray pursuant to the terms of the Arrangement Agreement. We are not opining on, and this opinion does not constitute an opinion with respect to, Tilray’s underlying business decision to effect the Transaction, any legal, tax or accounting issues concerning the contemplated Transaction, or any terms or other aspects of the contemplated Transaction (other than as to the fairness of the Exchange Ratio, from a financial point of view, to Tilray).
In connection with this opinion, we have made such reviews, analyses, and inquiries as we have deemed necessary and appropriate under the circumstances. We have, among other things:
(i)	Analyzed certain historical business and financial information relating to Tilray and Aphria that we deemed to be relevant to our analysis;
(ii)	Reviewed certain internal financial forecasts and budgets for Tilray and Aphria prepared and provided by each company’s respective management;
(iii)	Held discussions with certain members of Tilray’s management to discuss the operations and future prospects of Tilray;
(iv)	Reviewed public information with respect to certain other public companies with business lines and financial profiles which we deemed to be relevant;
(v)	Reviewed the financial and other relevant terms, to the extent publicly available, of certain acquisition transactions which we deemed to be relevant;
(vi)	Reviewed certain publicly available research reports;
(vii)	Reviewed the Draft Transaction Documents;
(viii)	Reviewed various presentations and materials prepared by Tilray’s financial advisor Cowen and Co.;
(ix)	Considered the results of our review, analysis and evaluation of strategic alternatives available to the Company; and
(x)
Conducted such other financial studies, analyses and investigations and took into account such other matters as we deemed necessary, including our assessment of general economic and monetary conditions.

In giving our opinion, we have relied upon the accuracy and completeness of the foregoing financial and other information and have not assumed responsibility for independent verification of such information or conducted or have been furnished with any current
I-1

independent valuation or appraisal of any assets of Tilray or any appraisal or estimate of liabilities of Tilray. With respect to the financial forecasts, we have assumed, with your consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of Tilray as to the future financial performance of Tilray. We have not made any independent valuation or appraisal of the assets or liabilities of Tilray. We have also relied upon the assurances of Tilray that it is unaware of any facts that would make the information or financial forecasts provided to us untrue or misleading. We assume no responsibility for, and express no view as to, such financial forecasts or the assumptions on which they are based.
Our opinion is necessarily based upon financial, monetary, economic, market and other conditions as they exist and can be evaluated on, and the information made available to us as of, the date hereof and does not address the fairness of the Exchange Ratio as of any other date, and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events arising or occurring after the date hereof. These conditions have been and remain subject to volatility and uncertainty, and we express no view as to the impact of such volatility and uncertainty after the date hereof on Tilray or the contemplated benefits of the Transaction. In rendering this opinion, we have assumed, with your consent that (i) the final executed form of the Draft Transaction Documents will not differ in any material respect from the drafts that we have examined, (ii) the parties to the Draft Transaction Documents will comply with all the material terms of the Draft Transaction Documents, and (iii) the contemplated Transaction will be consummated in accordance with the terms of the Draft Transaction Documents without any adverse waiver or amendment of any material term or condition thereof. We have also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the contemplated Transaction will be obtained without any material adverse effect on Tilray or the contemplated Transaction.
Our opinion expressed herein has been prepared at your request for the use and benefit of the Board in connection with its consideration of the Transaction, and may not be used for any other purpose or disclosed without our prior written consent, except as provided below. Our opinion does not constitute a recommendation as to how stockholders of Tilray should vote or act in connection with the contemplated Transaction or any aspect thereof. Our opinion does not address the merits of the underlying decision by Tilray to engage in the contemplated Transaction or the relative merits of any strategic or financial alternatives that may be available to Tilray. We were not requested to, and did not, solicit third party indications of interest in acquiring all or any part of Tilray, nor did we negotiate with any of the parties to the contemplated Transaction. Except as set forth in the engagement letter between Imperial Capital, LLC (“Imperial Capital”) and Tilray dated May 27, 2020 (the “Engagement Letter”), this opinion may not be reproduced, disseminated, quoted or referred to at any time without our prior written consent.
Pursuant to the terms of the Engagement Letter, no portion of Imperial Capital’s fee for the delivery of this fairness opinion is contingent upon the conclusions reached in this opinion, nor is any portion contingent upon the consummation of the contemplated Transaction. Additionally, pursuant to the terms of the engagement letter between Imperial Capital and Tilray, Tilray has agreed to reimburse Imperial Capital for certain expenses and to indemnify Imperial Capital from certain liabilities arising from this engagement and the delivery of this fairness opinion.
Imperial Capital and its affiliates are engaged in investment banking and financial advisory services, securities trading, investment management, principal investment, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities, including the controlling stockholders of Tilray. In the ordinary course of our business, we and our affiliates may actively trade the debt and equity securities of Tilray for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. In September 2019, we provided a fairness opinion to the Special Committee of the Board of Directors of Tilray in connection with a transaction with Privateer Holdings, Inc. Other than the foregoing, there are no material relationships that existed during the two years before the date of this opinion or that are mutually understood to be compensated in which any compensation was received or is intended to be received as a result of the relationship between us and any party to the Transaction. We may in the future provide or seek to provide to Tilray and its affiliates and to the controlling stockholders of Tilray, investment banking and other financial services. In connection with the above-described services, we have received, and may in the future receive, compensation.
The issuance of this opinion was approved by an authorized committee of Imperial Capital.
Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, Exchange Ratio in the contemplated Transaction is fair, from a financial point of view, to Tilray.
Very truly yours,

IMPERIAL CAPITAL, LLC
I-2

APPENDIX “J”
COMPARISON OF RIGHTS OF APHRIA SHAREHOLDERS AND TILRAY STOCKHOLDERS
Certain capitalized terms used herein are defined in the Glossary of Defined Terms found in Appendix “M” of this Circular.
The rights of Aphria Shareholders are governed by the OBCA and by the Aphria Articles and the Aphria By-Laws. Following the Arrangement, Aphria Shareholders who receive Tilray Shares as part of the Arrangement will become Tilray Stockholders and as such their rights will be governed by Delaware Law and by the Revised Tilray Organizational Documents, as amended by the Certificate of Amendment, if the Tilray Charter Amendment Proposal is approved by the Tilray Stockholders.
The following is a summary of the material differences between the rights of (i) Aphria Shareholders under the Aphria Articles and Aphria By-Laws; and (ii) Tilray Stockholders under the Current Tilray Charter and the Current Tilray Bylaws; and (iii) the stockholders of the Combined Company under the Tilray Charter Amendment. This summary is not a complete comparison of rights that may be of interest, and Aphria Shareholders and Tilray Stockholders should therefore read the full text of the Aphria Articles and Aphria By-Laws under Aphria’s SEDAR issuer profile at www.sedar.com, the Current Tilray Charter and the Current Tilray Bylaws under Tilray’s EDGAR issuer profile at www.sec.gov, and the Tilray Charter Amendment attached hereto as Appendix “F”.
	Aphria Shareholders Rights (Pre-Arrangement)	Tilray Stockholder Rights (Post-Arrangement)
Authorized Share Capital	Aphria’s authorized share capital consists of an unlimited number of common shares without par value.
Tilray’s authorized capital stock currently consists of three classes of shares designated, respectively, “Tilray Class 1 Common Stock,” “Tilray Class 2 Common Stock” and “Tilray Preferred Stock.” The previously outstanding shares of Class 1 Common Stock have been retired, and Tilray is prohibited from issuing additional shares of Class 1 Common Stock. The total number of shares that Tilray will be authorized to issue is 900,000,000 shares of capital stock, of which 890,000,000 will be Tilray Class 2 Common Stock, and 10,000,000 shares will be Tilray Preferred Stock. The Tilray Class 1 Common Stock, the Tilray Class 2 Common Stock, and the Tilray Preferred Stock, all have a par value of $0.0001 per share.

The Current Tilray Charter provides that, as a result of the automatic conversion of the outstanding shares of Class 1 Common Stock to Class 2 Common Stock, Tilray is prohibited from reissuing any shares of Tilray Class 1 Common Stock.

Voting Rights
Each Aphria Shareholder is entitled to receive notice of and attend all meetings of shareholders and to vote thereat. At all meetings at which notice must be given to Aphria Shareholders, each Aphria Shareholder are entitled to one vote in respect of each Aphria Share held by such Aphria Shareholder.
Each holder of shares of Tilray Class 2 Common Stock is entitled to one vote for each share thereof held.

	Aphria Shareholders Rights (Pre-Arrangement)	Tilray Stockholder Rights (Post-Arrangement)
Shareholder Approval of Business Combinations; Fundamental Changes
Certain fundamental changes such as amendments to articles, certain by-law amendments, certain amalgamations (other than with certain affiliated corporations), continuances to another jurisdiction and sales, leases or exchanges of all or substantially all of the property of a corporation (other than in the ordinary course of business) and other extraordinary corporate actions such as the winding up of the corporation and arrangements (if ordered by a court) are required to be approved by special resolution.

Under Delaware Law, a merger, consolidation, sale, lease, exchange or other disposition of all or substantially all of the property of a corporation not in the usual and regular course of the corporation’s business, or a dissolution of the corporation, is generally required to be approved by the holders of a majority of the shares entitled to vote on the matter, unless the certificate of incorporation provides for a greater vote.

Under the OBCA, a “special resolution” is a resolution: (i) passed by not less than two thirds of the votes cast by the shareholders who voted in respect of the resolution at a meeting duly called and held for that purpose; or (ii) consented to in writing by each shareholder entitled to vote on the resolution or the shareholder’s attorney authorized in writing. In certain cases, a special resolution to approve an extraordinary corporate action is also required to be approved separately by the holders of a class or series of shares, including in certain cases a class or series of shares not otherwise carrying voting rights (unless in certain cases the share provisions with respect to such class or series of shares provides otherwise).

In addition, mergers in which one corporation, partnership, limited liability company or other entity owns 90% or more of each class of shares of a second corporation that would otherwise be entitled to vote on a merger may be completed without the vote of the second corporation’s board of directors or stockholders. Delaware Law does not contain a procedure directly analogous to a plan of arrangement under the OBCA.

See also “Special Vote Required for Combinations with Interested Shareholders” section below describing certain restrictions on business combinations with interested Tilray Stockholders.

In addition, the OBCA provides that, where it is not practicable for a corporation (that is not an insolvent corporation) to effect such a fundamental change under any other provision contemplated under the OBCA, the corporation may apply to a court for an order approving an arrangement. In general, a plan of arrangement is approved by a corporation’s board of directors and then is submitted to a court for approval. It is not unusual for a corporation in such circumstances to apply to a court initially for an interim order governing various procedural matters prior to calling any shareholder meeting to consider the proposed arrangement. The court determines to whom

	Aphria Shareholders Rights (Pre-Arrangement)	Tilray Stockholder Rights (Post-Arrangement)

notice must be given and whether, and in what manner, approval of any person is to be obtained and it also determines whether any shareholders may dissent from the proposed arrangement and receive payment of the fair value of their shares. Following compliance with the procedural steps contemplated in any such interim order (including obtaining shareholder approval), the court would conduct a final hearing and approve or reject the proposed arrangement.

Subject to approval by the persons entitled to notice and to issuance of the final order, articles of arrangement are executed and filed by the corporation. The articles of arrangement must contain details of the plan, the court’s approval and the manner in which the plan was approved, if so required by the court order. Finally, the articles of arrangement are filed with the Director, who then issues a certificate of arrangement. The arrangement becomes effective on the date shown in the certificate of arrangement.

Anti-Takeover Statutes	The OBCA does not contain a comparable provision to Section 203 of the Delaware Law.
Section 203 of the Delaware Law generally prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date that such person became an interested stockholder, unless (1) prior to such time, the board of directors of such corporation approves the transaction by which that the person becomes an interested stockholder, (2) upon the consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the outstanding voting stock of such corporation at the time of the transaction commenced (excluding voting stock owned by directors who are also officers and certain employee stock plans), or (3) the business combination is approved by the board of directors and at a meeting of stockholders, not by written consent, by the affirmative vote of two-thirds of the outstanding voting stock which is not owned by the interested stockholder. Generally, a “business combination” is defined to include a merger, consolidation, a sale of assets and other transactions resulting in a financial benefit to the interested stockholder and an “interested

	Aphria Shareholders Rights (Pre-Arrangement)	Tilray Stockholder Rights (Post-Arrangement)

stockholder” is a person that owns (or is an affiliate or associate of the corporation and within the prior three years did own) 15% or more of a corporation’s voting stock, and the affiliates and associates of any such person. These restrictions do not apply if, among other things, the corporation’s certificate of incorporation contains a provision electing not to be governed by Section 203.

Such matters as take-over bids, issuer bids or self tenders, going-private transactions and transactions with directors, officers, significant shareholders and other related parties to which Aphria is a party are subject to regulation by Canadian provincial securities legislation and administrative policies and rules of Canadian securities administrators. Such legislation and administrative policies and rules may impose shareholder approval requirements separate and apart from the OBCA.

Tilray has not made such an election and thus is currently subject to Section 203 of the Delaware Law.

Special Vote Required for Combinations with Interested Shareholders	The OBCA does not contain a provision comparable to Section 203 of the Delaware Law with respect to business combinations.	See “Anti-Takeover Statutes” section above.

Depending on the breakdown of stockholders of the Combined Company from time to time, MI 61-101 may apply. MI 61-101 contains detailed requirements in connection with special transactions, including “related party transactions.” A related party transaction means, generally, any transaction by which an issuer, directly or indirectly, consummates one or more specified transactions with a related party, including purchasing or disposing of an asset, issuing securities or assuming liabilities. “Related party” as defined in MI 61-101 includes: (i) directors and senior officers of the issuer; (ii) holders of voting securities of the issuer carrying more than 10% of the voting rights attached to all the issuer’s outstanding voting securities; and (iii) holders of a sufficient number of any securities of the issuer to materially affect control of the issuer.

	However, Multilateral Instrument 61-101 Protection of Minority Security Holders in	If applicable, MI 61-101 requires, subject to certain exceptions, specific detailed disclosure

	Aphria Shareholders Rights (Pre-Arrangement)	Tilray Stockholder Rights (Post-Arrangement)

Special Transactions (“MI 61-101”) contains detailed requirements in connection with special transactions, including “related party transactions.” A related party transaction means, generally, any transaction by which an issuer, directly or indirectly, consummates one or more specified transactions with a related party, including purchasing or disposing of an asset, issuing securities or assuming liabilities. “Related party” as defined in MI 61-101 includes: (i) directors and senior officers of the issuer; (ii) holders of voting securities of the issuer carrying more than 10% of the voting rights attached to all the issuer’s outstanding voting securities; and (iii) holders of a sufficient number of any securities of the issuer to materially affect control of the issuer.

in the proxy circular sent to shareholders in connection with a related party transaction unless the disinterested shareholders of the issuer have approved the related party transaction by a simple majority of the votes cast.

MI 61-101 requires, subject to certain exceptions, specific detailed disclosure in the proxy circular sent to shareholders in connection with a related party transaction where a meeting is required and, subject to certain exceptions, the preparation of a formal valuation of the subject matter of the related party transaction and any non-cash consideration offered in connection therewith. A summary of the valuation must be included in the proxy circular. MI 61-101 also requires, subject to certain exceptions, that an issuer not engage in a related party transaction unless the disinterested shareholders of the issuer have approved the related party transaction by a simple majority of the votes cast.

Appraisal Rights; Rights to Dissent	Registered Aphria Shareholders are entitled to dissent the Arrangement in the manner provided in section 185 of the OBCA.
Under Delaware Law, stockholders are entitled to exercise appraisal rights under certain circumstances in connections with mergers and consolidations. Under Delaware Law, a stockholder of a corporation does not have appraisal rights in connection with a merger or consolidation, if, among other things: (i) the corporation’s shares are listed on a national securities exchange or held of record by more than 2,000 stockholders and certain types of consideration are received in the merger or consolidation; or (ii) the corporation will be the surviving corporation of the merger and the merger is undertaken pursuant to certain provisions of the Delaware law. Delaware Law grants appraisal rights only in the case of mergers or consolidations and not in the case of a sale or transfer of assets or a purchase of

	Aphria Shareholders Rights (Pre-Arrangement)	Tilray Stockholder Rights (Post-Arrangement)
assets for shares (unless otherwise provided in the certificate of incorporation).

The OBCA provides that shareholders of a corporation are entitled to exercise dissent rights in respect of certain matters and to be paid the fair value of their shares in connection therewith. Such matters include, among others: (i) an amalgamation with another corporation (other than with certain affiliated corporations); (ii) an amendment to the corporation’s articles to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of the class in respect of which a shareholder is dissenting; (iii) an amendment to the corporation’s articles to add, change or remove any restriction on the business or businesses that the corporation may carry on; (iv) a continuance under the laws of another jurisdiction; (v) a sale, lease or exchange of all or substantially all of the property of the corporation other than in the ordinary course of business; and (vi) a court order permitting a shareholder to dissent in connection with an application to the court for an order approving an arrangement proposed by the corporation.

However, except for mergers undertaken pursuant to certain provisions of the Delaware Law, a stockholder is entitled to appraisal rights in the case of a merger or consolidation if the stockholder is required to accept in exchange for the shares anything other than: (i) shares of the corporation surviving or resulting from the merger or consolidation; (ii) shares of any other corporation that on the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 stockholders; (iii) cash instead of fractional shares of the corporation; or (iv) any combination of the foregoing.

Oppression Remedy
The OBCA’s oppression remedy enables a court to make any order, both interim and final, to rectify the matters complained of, if the court is satisfied upon application by a complainant (as defined below) that: (i) any act or omission of the corporation or an affiliate effects or threatens to effect a result; (ii) the business or affairs of the corporation or an affiliate are or have been or are threatened
Although Delaware Law does not contain a statutory “oppression” remedy, stockholders may bring equitable claims against persons owing them fiduciary duties for breaches thereof.

Aphria Shareholders Rights (Pre-Arrangement)	Tilray Stockholder Rights (Post-Arrangement)

to be carried on or conducted in a manner; or (iii) the powers of the directors of the corporation or an affiliate are or have been or are threatened to be exercised in a manner, that is oppressive or unfairly prejudicial to or that unfairly disregards the interests of any shareholder, creditor, director or officer of the corporation.

A “complainant” means: (i) a present (or former) registered holder or beneficial owner of securities of a corporation or any of its affiliates; (ii) a present (or former) officer or director of the corporation or any of its affiliates; and (iii) any other person who, in the discretion of the court, is a proper person to make such application.

The oppression remedy provides the court with extremely broad and flexible jurisdiction to intervene in corporate affairs to protect shareholders and other complainants. The court may order a corporation to pay the interim expenses of a complainant seeking an oppression remedy, but the complainant may be held accountable for such interim costs on final disposition of the complaint (as in the case of a derivative action). The complainant is not required to give security for costs in an oppression action.

The OBCA provides that if, within 120 days after the date of a take-over bid made to shareholders of a corporation, the bid is accepted by the holders of not less than 90% of the shares (other than the shares held by the offeror or an affiliate of the offeror) of any class of shares to which the bid relates, the offeror is entitled to acquire (on the same terms on which the offeror acquired shares under the take-over bid) the shares held by those holders of shares of that class who did not accept the take-over bid. If a shareholder who did not accept the take-over bid (a dissenting offeree) does not respond to an offeror’s notice with respect to a compulsory acquisition (as described in the preceding sentence), that shareholder may require the offeror to acquire those shares on the same terms under which the offeror acquired the shares owned by the shareholders who accepted the takeover bid or demand payment of the fair value of the shares.

	Aphria Shareholders Rights (Pre-Arrangement)	Tilray Stockholder Rights (Post-Arrangement)
Pre-Emptive Rights
Under the OBCA, holders of a class or series of shares in a corporation do not have pre-emptive rights to subscribe for or purchase any additional shares of that class or series or of another class or series, unless such rights are so provided in the articles of the corporation or in a unanimous shareholder agreement.

Under Section 102 of the Delaware Law, stockholders of a corporation do not have pre-emptive rights to subscribe for or purchase any additional issue of shares or to any security convertible into such shares unless, and to the extent that, such right is expressly included in the corporation’s certificate of incorporation. The Current Tilray Charter confers no such pre-emptive rights on the holders of Tilray Class 2 Common Stock.

Shareholder Action by Consent Without a Meeting
Under the OBCA, a shareholder action without a meeting may be taken by written resolution signed by all the shareholders who would be entitled to vote on the relevant issue at a meeting (other than where a written statement is submitted by a director or auditor in relation to their resignation/removal or (for directors) opposing any proposed action or resolution).

Under Section 228 of the Delaware Law, unless otherwise provided in the certificate of incorporation, any action that can be taken at a meeting of stockholders may be taken without a meeting, without prior notice and without a vote if a consent, in writing or by electronic transmission, to the action is signed by the holders of outstanding stock having at least the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote thereon were present and voted.

The Current Tilray Charter and the Current Tilray Bylaws provide that no action may be taken by Tilray Stockholders except at an annual or special meeting of Tilray Stockholders and no action may be taken by the Tilray Stockholders by written consent or electronic transmission.

Requisition of Shareholders’ Meetings
Under the OBCA, the holders of not less than 5% of the issued shares of a corporation that carry the right to vote at a meeting sought to be held may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition. Upon meeting the technical requirements set out in the OBCA for making such a request, the directors of the corporation must call a meeting of shareholders. If they do not call such meeting within 21 days after receiving the request, subject to certain exceptions, any shareholder who signed the request may call the special meeting.
Under Delaware Law, a special meeting of stockholders may be called only by the board of directors or by persons authorized in the certificate of incorporation or the bylaws.

The Current Tilray Bylaws provide that special meetings of the Tilray Stockholders may be called, for any purpose as is a

	Aphria Shareholders Rights (Pre-Arrangement)	Tilray Stockholder Rights (Post-Arrangement)

proper matter for stockholder action under Delaware Law, by: (i) the chairman of the Tilray Board; (ii) the chief executive officer; or (iii) a majority of the authorized number of directors. Special meetings of the Tilray Stockholders will be held at such place, on such date, and at such time as fixed by the Tilray Board.

Shareholder Quorum
Under the OBCA, a corporation’s by-laws may specify the number of shares with voting rights attached thereto which must be present, or represented by proxy, in order to constitute a quorum for the transaction of any business at any meeting of the shareholders.

Under Delaware Law, a corporation’s certificate of incorporation or bylaws may specify the number of shares or the voting power that must be present, or represented by proxy, in order to constitute a quorum for the transaction of any business at any meeting of the stockholders

The Aphria By-Laws provide that a quorum of shareholders is present at a meeting of shareholders if the holders of not less than 10% of the shares entitled to vote at the meeting are present in person or represented by proxy, and at least two persons entitled to vote at the meeting are present at the meeting.

Pursuant to Section 216 of the Delaware Law, in no event, may a quorum consist of less than one-third of the shares entitled to vote at a meeting except that, where a separate vote by a class or series of classes or series is required, a quorum must consist of no less than one-third of the shares of such class or series.

The Current Tilray Bylaws provide that the presence, in person or by proxy, of the holders of a majority of the voting power of the outstanding shares entitled to vote will constitute a quorum for the transaction of business.

Distributions and Dividends; Repurchases and Redemptions
Under the OBCA, a corporation may pay a dividend by issuing fully paid shares of the corporation. A corporation may also pay a dividend in money or property unless there are reasonable grounds for believing that: (i) the corporation is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities and stated capital of all classes.

Under Delaware Law, a corporation may, subject to any restrictions in its certificate of incorporation, pay dividends out of surplus and, if there is no surplus, out of net profits for the current and/or the preceding fiscal year, unless the net assets of the corporation are less than the capital represented by issued and outstanding shares having a preference on asset distributions. “Surplus” is defined as the excess of the net assets over capital, as such capital may be adjusted by the board of directors.

Under the OBCA, the purchase or other acquisition by a corporation of its shares is generally subject to solvency tests similar to those applicable to the payment of dividends (set out above).
A Delaware corporation may purchase or redeem shares of any class except when its capital is impaired or would be impaired by

	Aphria Shareholders Rights (Pre-Arrangement)	Tilray Stockholder Rights (Post-Arrangement)

the purchase or redemption. A corporation may, however, purchase or redeem out of capital, shares that are entitled upon any distribution of its assets to a preference over another class or, if no such shares are outstanding, any series of its shares if the shares are to be retired and the capital reduced.

The OBCA provides that no rights, privileges, restrictions or conditions attached to a series of shares will confer on a series a priority in respect of dividends or return of capital over any other series of shares of the same class that are then outstanding.

Number of Directors
The OBCA provides that a corporation must have one or more directors, but a corporation whose shares are publicly traded must have not fewer than three directors. At least one-third of the directors of corporation whose shares are publicly traded must not be officers or employees of the corporation or its affiliates.
Delaware Law provides that the board of directors of a corporation must consist of one or more members.

The Current Tilray Charter provides that the number of directors will be determined by the board of directors and will be fixed exclusively by resolutions adopted by a majority of the authorized number of directors constituting the Tilray Board.

The Aphria Articles provide that Aphria may have a minimum of three and a maximum of 15 directors, with the actual number to be determined from time to time by the Aphria Board.

The Tilray Board currently consists of 5 directors.
The Aphria Board currently consists of 7 directors.

Standard for Election of Directors
The election of directors is subject to Aphria’s majority voting policy. The Aphria Board adopted a majority voting policy providing that in an uncontested election of directors, any nominee who receives a greater number of votes “withheld” than votes “for” shall tender their resignation to the chair of the Aphria Board promptly after the meeting of shareholders. Aphria’s Nominating and Governance Committee will consider all factors deemed relevant and will

Directors are elected at the annual meeting of stockholders and persons are not eligible for election or re-election as a director unless such person is nominated by or at the direction of the Tilray Board or by any stockholder who was a stockholder of record at the time of giving the stockholder’s notice, who is entitled to vote at the meeting and who compiled with relevant notice procedures. The nominees receiving the most “for” votes from the holders of shares

	Aphria Shareholders Rights (Pre-Arrangement)	Tilray Stockholder Rights (Post-Arrangement)

be expected to recommend acceptance of the resignation, other than in “exceptional circumstances” (as provided in the TSX Company Manual). The Aphria Board makes a final decision to announce a decision regarding the resignation of such director shortly after.
present or represented by proxy and entitled to vote on the election of directors will be elected.

Vacancies on the Board of Directors
Under the OBCA, a vacancy among the directors created by the removal of a director may be filled at a meeting of shareholders at which the director is removed. The OBCA also allows a vacancy on the board of directors to be filled by a quorum of directors, except when the vacancy results from an increase in the number or minimum or maximum number of directors or from a failure to elect the number required to be elected at each shareholder meeting.

Under Delaware Law, vacancies and newly created directorships may be filled by a majority of the remaining directors, although less than a quorum, unless otherwise provided in the certificate of incorporation or bylaws.

The Current Tilray Charter provides that any vacancy on the Tilray Board resulting from death, resignation, disqualification, removal or other causes and any newly created directorships will, unless the Tilray Board determines by resolution that any such vacancies or newly created directorships are to be filled by stockholders, be filled only by the affirmative vote of a majority of the board of directors then in office, even though less than a quorum of board of directors and not by the stockholders.

Director Qualifications	The OBCA provides that at least 25% of the directors (or if a corporation has less than four directors, at least one director) must be a resident Canadian.	Delaware Law requires that directors of Delaware corporations be natural persons.

There are no director residency requirements under Delaware Law comparable to those of the OBCA, but a corporation can prescribe qualifications for directors under its certificate of incorporation or bylaws. Neither the Current Tilray Charter nor the Current Tilray Bylaws provide for any such residency qualifications for directors.

Terms of Directors	The OBCA provides a director not elected for an expressly stated term ceases to hold office at the close of the first annual meeting of shareholders following the director’s election.
The Current Tilray Charter and the Current Tilray Bylaws provide that the directors are designated as Class I, Class II and Class III directors. At each annual meeting of stockholders, directors will be elected for a term of three years to succeed the directors of the class whose terms expire at such

	Aphria Shareholders Rights (Pre-Arrangement)	Tilray Stockholder Rights (Post-Arrangement)
annual meeting. Notwithstanding this, each director will serve until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal.

The Aphria Articles and the Aphria By-Laws do not specify a term for which directors must hold office.

Removal of Directors
The OBCA provides that the shareholders of a corporation may by ordinary resolution at an annual or special meeting remove any director or directors from office, subject to the articles of a corporation providing for cumulative voting.

Under Delaware Law, except in the case of a corporation with a classified board of directors or with cumulative voting, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote at an election of directors.

In the case of a corporation with a classified board of directors, stockholders may remove a director only for cause, unless the certificate of incorporation otherwise.

Under Tilray’s Organizational Documents, any individual director or directors may be removed with cause by the affirmative vote of the holders of at least two-thirds of the voting power of all then-outstanding shares of capital stock of Tilray entitled to vote generally at an election of directors.

Indemnification of Directors and Officers
Under the OBCA, a corporation may indemnify a director or officer, a former director or officer or a person who acts or acted at the corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity (an “indemnifiable person”) against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal, administrative, investigative or other proceeding in which he or she is involved because of that association with the corporation or other entity, if: (i) the individual acted honestly and in good faith with a view to the best interests of such corporation or the other entity, as the case may be; and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful. An indemnifiable person may require the corporation to indemnify the individual in

Under Delaware Law, a corporation is generally permitted to indemnify its directors and officers against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with a third-party action, or a derivative action, and against expenses actually and reasonably incurred in the defense or settlement of such action (with certain restrictions applicable to indemnification of expenses in a derivative action), provided that there is a determination that the individual acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe the individual’s conduct was unlawful. Indemnification determinations for current directors and officers must be made by: (i) a majority of the disinterested directors, even though less than a quorum; (ii) a committee of disinterested directors designated by a majority vote of disinterested directors, even though less

Aphria Shareholders Rights (Pre-Arrangement)	Tilray Stockholder Rights (Post-Arrangement)

respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defense of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual’s association with the corporation or other entity, as the case may be, if the individual was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done and the individual fulfills the conditions set out in (i) and (ii) above. A corporation may, with the approval of a court, also indemnify an indemnifiable person against all costs, charges and expenses in respect of an action by or on behalf of the corporation or other entity to procure a judgment in its favour, to which such person is made a party by reason of being or having been a director or an officer of the corporation or other entity, if he or she fulfills the conditions set forth in (i) and (ii) above.
than a quorum; (iii) independent legal counsel if there are no disinterested directors or if such directors so direct; or (iv) the stockholders.

Delaware Law requires indemnification of directors and officers for expenses relating to a successful defense on the merits or otherwise of a derivative or third-party action. Under Delaware Law, a corporation may advance expenses relating to the defense of any proceeding to directors, officers, employees, and agents contingent in certain circumstances upon those individuals’ entering into an undertaking to repay any advances if it is determined ultimately that those individuals are not entitled to be indemnified.

The Current Tilray Bylaws provide that Tilray will indemnify its directors and officers to the fullest extent permitted by Delaware Law or other applicable Law, though Tilray will not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless: (i) such indemnification is expressly required to be made by law; (ii) the proceeding was authorized by the Tilray Board; (iii) such indemnification is provided by Tilray, in its sole discretion, pursuant to the powers vested in it; or (iv) such indemnification is required to be made in accordance with the Current Tilray Bylaws.

	Aphria Shareholders Rights (Pre-Arrangement)	Tilray Stockholder Rights (Post-Arrangement)

The Aphria By-Laws provide that Aphria will indemnify to the fullest extent permitted by the OBCA the following: (i) any director or officer of Aphria; (ii) any former director or officer of Aphria; (iii) any individual who acts or acted at Aphria’s request as a director or officer, or in a similar capacity, of another entity, and (iv) their respective heirs and legal representatives. The Aphria By-Laws also permit Aphria to execute agreements in favour of the foregoing persons evidencing the terms of the indemnity.

Limitation on Liability of Directors
A director is not liable for breach of this duty of care under the OBCA if he or she relies in good faith on: (i) financial statements of the corporation represented to him or her by an officer of the corporation or in a written report of the auditor of the corporation fairly to reflect the financial condition of the corporation; (ii) an interim or other financial report of the corporation represented to him or her by an officer of the corporation to present fairly the financial position of the corporation in accordance with generally accepted accounting principles; (iii) a report or advice of an officer or employee of the corporation where it is reasonable in the circumstances to rely on the report or advice; or (iv) a report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by any such person.

Delaware Law permits the adoption of a provision in a corporation’s certificate of incorporation limiting or eliminating the monetary liability of a director to a corporation or its stockholders by reason of a director’s breach of the fiduciary duty of care. Delaware Law does not permit any limitation of the liability of a director for: (i) breaching the duty of loyalty to the corporation or its stockholders; (ii) failing to act in good faith; (iii) engaging in intentional misconduct or a known violation of law; (iv) any transaction in which a director obtains an improper personal benefit from the corporation; or (v) willfully or negligently paying a dividend or approving a redemption or repurchase of shares that was illegal under applicable law.

The Current Tilray Charter eliminates liability of directors of Tilray for monetary damages to the fullest extent under applicable law.

The Aphria By-Laws provide that subject to the OBCA and other applicable law, no director or officer is liable for: (i) the acts, omissions,receipts, failures, neglects or defaults of any other director, officer or employee; (ii) joining in any receipt or other act for conformity; (iii) any loss, damage or expense happening to Aphria through the insufficiency or deficiency of title to any property acquired for or on behalf of Aphria; (iv) the insufficiency or deficiency of any security in or upon which any of the monies of Aphria are invested; (v) any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person

	Aphria Shareholders Rights (Pre-Arrangement)	Tilray Stockholder Rights (Post-Arrangement)

with whom any of the monies, securities or effects of Aphria are deposited; or (vi) any loss occasioned by any error of judgment or oversight on their part, or for any loss, damage, misfortune whatever which happens in the execution of the duties of their duties in their office or in relation to their office.

Interested Director Transactions; Corporate Opportunity
Under the OBCA, a director or officer is required to disclose any conflict of interest in writing to the corporation or request to have entered in the minutes of meetings of directors the nature and extent of his or her interest. Subject to certain exceptions, a director who has a conflict of interest is not permitted to attend any part of a meeting of directors during which the relevant contract or transaction giving rise to the conflict of interest is discussed and is not permitted to vote on any resolution to approve of the contract or transaction.

Under Section 144 of the Delaware Law, certain contracts or transactions in which one or more of a corporation’s directors has an interest are not void or voidable solely because of such interest, provided that one of the following conditions is met: (i) obtaining majority approval in good faith of the disinterested directors following full disclosure of the material facts; (ii) obtaining majority approval in good faith by the stockholders following full disclosure of the material facts; or (iii)  the transaction is fair to the corporation. Under Section 122(17) of the Delaware Law, every corporation has the ability to renounce in its certificate of incorporation or by board action any interest or expectancy of the corporation in, or in being offered an opportunity to participate in, specific business opportunities that are presented to the corporation or to the officers, directors or stockholders. The Current Tilray Charter provides that Tilray renounces any interest or expectancy of Tilray or any of its affiliated companies in, or in being offered an opportunity to participate in, any “dual opportunity” (as defined in the Current Tilray Charter) about which a “dual role person” (as defined in the Current Tilray Charter) acquires knowledge.

Derivative Actions
Under the OBCA, a shareholder may apply to the court for leave to bring an action in the name of and on behalf of a corporation or any of its subsidiaries, or to intervene in an existing action to which such body corporate is a party, for the purpose of prosecuting, defending or discontinuing the action on behalf of the body corporate. No action may be brought and no intervention in an action may be made unless a court is satisfied that: (i) the directors of the corporation or its subsidiary will not bring, diligently prosecute or defend or discontinue the action; (ii) the shareholder is acting in

Under Section 327 of the Delaware Law, a stockholder bringing a derivative suit must have been a stockholder at the time of the wrong complained of or the stockholder must have received shares in the corporation by operation of law from a person who was such a stockholder at the time of the wrong complained of. In addition, the stockholder must remain a stockholder throughout the litigation. There is no requirement under Delaware Law to advance the expenses of a lawsuit to a stockholder bringing a derivative suit.

	Aphria Shareholders Rights (Pre-Arrangement)	Tilray Stockholder Rights (Post-Arrangement)
good faith; and (iii) it appears to be in the interests of the corporation or its subsidiary that the action be brought, prosecuted, defended or discontinued.

Under the OBCA, the court in a derivative action may make any order it determines to be appropriate. In addition, under the OBCA, a court may order a corporation or its subsidiary to pay the shareholder’s interim costs, including reasonable legal fees and disbursements. Although the shareholder may be held accountable for the interim costs on final disposition of the complaint, he or she is not required to give security for costs in a derivative action.

Advance Notification Requirements for Proposals of Shareholders	Under the OBCA, a proposal with respect to the nomination of candidates for election to the board of directors may be made at or before any annual meetings of the corporation.	Delaware Law does not require advance notice for stockholder nominations and proposals, but a Delaware corporation may require such advance notice pursuant to its bylaws.

An OBCA corporation may choose to adopt advance notice provisions under its by-laws. Aphria has adopted an advance notice by-law, where only persons who are nominated in accordance with the procedures set out in such by-law are eligible for election as directors to the Aphria Board. In the case of an annual meeting of shareholders, a nomination made by a nominating shareholder must be made not less than the close of business on the 30th day and not earlier than the opening of business on the 65th day before the date of the meeting, provided; however, that if the first public announcement made by Aphria of the date of the annual meeting is less than 50 days prior to the meeting date, not less than the close of business on the 10th day following the day on which the first public announcement of the date of such meeting is made by the Aphria. In the case of a special meeting (which is not also an annual meeting) of shareholders called for any purpose, including the election of directors to the Aphria Board, not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting is made by Aphria.

The Current Tilray Bylaws require Tilray Stockholders to provide timely notice in writing to its secretary for director

Aphria Shareholders Rights (Pre-Arrangement)	Tilray Stockholder Rights (Post-Arrangement)

nominations or other business to be properly brought before an annual meeting of Tilray Stockholders and such other business must otherwise be a proper matter for Tilray Stockholder action. To be timely, such notice must be received between 90 days and 120 days prior to the first anniversary of the preceding year’s annual meeting unless the annual meeting is more than 30 days before or more than 30 days after such anniversary date, in which event, notice by a Tilray Stockholder to be timely must be received not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made.

With respect to a shareholder proposal to nominate directors, under the OBCA, a shareholder or persons who have the support of persons who, represent, in the aggregate, not less than 5% of the shares or 5% of the shares at a class or series of shares of the corporation entitled to vote at the meeting to which the proposal is to be presented may submit notice to a corporation of any matter that such shareholder or shareholders propose to raise at a meeting of shareholders, which notice must be provided not later than 60 days prior to the anniversary of the last previous annual meeting of shareholders, if the proposal is to be raised at an annual meeting, and note less than 60 days prior to the date of a meeting other than the annual meeting, if the proposal is to be raised at a meeting other than the annual meeting. Such a proposal may not be with respect to a personal claim or redress a personal grievance against the corporation, its directors, officers or other shareholders and must relate in a significant way to the business or affairs of the corporation, if a notice complies with the requirements of the OBCA, the corporation is required to include a statement relating thereto and not exceeding 500 words in the management proxy circular for the relevant meeting of shareholders. If a corporation refuses to accept a notice that otherwise complies with the related provisions of the

	Aphria Shareholders Rights (Pre-Arrangement)	Tilray Stockholder Rights (Post-Arrangement)

OBCA, the shareholder or shareholders who provided such notice and proposal may apply to a court to make any order that it deems fit, including restraining the holding of a meeting at which it was sought to bring forth such a proposal.

Proxy Access for Shareholder Nominations
The only way for a registered shareholder to solicit proxies for shareholders and board nominees is to: (i) nominate the individual, after complying with advance notice by-laws; or (ii) submit a shareholder proposal in accordance with OBCA requirements.

Nominations of persons for election to the Tilray Board or the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders by any Tilray stockholder who was a stockholder of record at the time of giving the stockholder’s notice, who is entitled to vote at the meeting and who complied with the required notice procedures. This is the exclusive means for a stockholder to make nominations and submit other business (other than matters properly included in Tilray’s notice of meeting of stockholders and proxy statement) before an annual meeting of stockholders.

See “Aphria Shareholder Rights – Advance Notification Requirements for Proposals of Shareholders”.

See “Tilray Shareholder Rights – Advance Notification Requirements for Proposals of Shareholders”.

Inspection of Books and Records
Under the OBCA, shareholders, creditors, and their representatives, among others, may examine certain of the records of a corporation during usual business hours and take copies of extracts free of charge and, if the corporation is publicly traded any other person may do so upon payment of a reasonable fee.

Under Delaware Law, any stockholder, in person or by attorney or other agent, may, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the corporation’s stock ledger, a list of its stockholders, and its other books and records and to make copies or extracts therefrom.

Amendment of Governing Documents
Under the OBCA, any change to the articles of a corporation must be approved by special resolution. A “special resolution” is a resolution passed by a majority of not less than two-thirds of the votes cast by the shareholders who voted in respect of that resolution, or signed by all the shareholders entitled to vote on that resolution. If a proposed amendment requires approval by special resolution, the holders of shares of a class (or of a series of a class, if the proposed amendment would affect such series differently from the other series of

Under Section 242 of the Delaware Law, a corporation’s certificate of incorporation may be amended if: (i) the board of directors sets forth the proposed amendment in a resolution, declares the advisability of the amendment and directs that it be submitted to a vote at a meeting of stockholders; and (ii) subject to certain exceptions, the holders of a majority of shares entitled to vote on the matter adopt the amendment, unless the certificate of incorporation requires the vote of a greater number of shares.

Aphria Shareholders Rights (Pre-Arrangement)	Tilray Stockholder Rights (Post-Arrangement)

shares of such class) are entitled to vote separately as a class or series if the proposed amendment affects the class or series as specified in the OBCA whether or not the class or series otherwise carries the right to vote.

In addition, under Delaware Law, class voting rights exist with respect to amendments to the certificate of incorporation that (i) subject to certain exceptions, increase or decrease the aggregate number of authorized shares of such class, (ii) increase or decrease the par value of the shares of such class, or (iii) adversely affect the terms of the shares of a class, provided that if the amendment adversely affects one or more series of a class but not the entire class, then only the series of shares so affected are entitled to vote. Class voting rights do not exist as to other extraordinary matters, unless the certificate of incorporation provides otherwise. Under Delaware Law, the board of directors may amend a corporation’s bylaws if so authorized in the certificate of incorporation.

Under the OBCA, a corporation’s board of directors may repeal any by-laws by passing a by-law that contains a provision to that effect. Where the directors make, amend or repeal a by-law, they are required under the OBCA to submit the by-law, amendment or repeal to the shareholders at the next meeting of shareholders and the shareholders may confirm, reject or amend the by-law, amendment or repeal by an ordinary resolution, which is a resolution passed by a majority of the votes cast by shareholders who voted in respect of the resolution. If a by-law, amendment or repeal is rejected by the shareholders, or the directors of a corporation do not submit a by-law, an amendment or a repeal to the shareholders at the next meeting of shareholders, then such by-law, amendment or repeal will cease to be effective and no subsequent resolution of the directors to make, amend or repeal a by-law having substantially the same purpose or effect is effective until it is confirmed or confirmed as amended by the shareholders.

APPENDIX “K”
DISSENT PROVISIONS OF THE OBCA
Rights of dissenting shareholders
185 (1) Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,
(a)	amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;
(b)	amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;
(c)	amalgamate with another corporation under sections 175 and 176;
(d)	be continued under the laws of another jurisdiction under section 181; or
(d.1)	be continued under the Co-operative Corporations Act under section 181.1;
(d.2)	be continued under the Not-for-Profit Corporations Act, 2010 under section 181.2; or
(e)	sell, lease or exchange all or substantially all its property under subsection 184 (3), a holder of shares of any class or series entitled to vote on the resolution may dissent.
Idem
(2) If a corporation resolves to amend its articles in a manner referred to in subsection 170 (1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,
(a)	clause 170 (1) (a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or
(b)	subsection 170 (5) or (6).
One class of shares
(2.1) The right to dissent described in subsection (2) applies even if there is only one class of shares.
Exception
(3) A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,
(a)	amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or
(b)	deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986.
Shareholder’s right to be paid fair value
(4) In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted.
No partial dissent
(5) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.
Objection
(6) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder’s right to dissent.

Idem
(7) The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6).
Notice of adoption of resolution
(8) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection.
Idem
(9) A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights.
Demand for payment of fair value
(10) A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,
(a)	the shareholder’s name and address;
(b)	the number and class of shares in respect of which the shareholder dissents; and
(c)	a demand for payment of the fair value of such shares.
Certificates to be sent in
(11) Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates, if any, representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.
Idem
(12) A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section.
Endorsement on certificate
(13) A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder.
Rights of dissenting shareholder
(14) On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,
(a)	the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);
(b)	the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or
(c)
the directors revoke a resolution to amend the articles under subsection 168 (3), terminate an amalgamation agreement under subsection 176 (5) or an application for continuance under subsection 181 (5), or abandon a sale, lease or exchange under subsection 184 (8), in which case the dissenting shareholder’s rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10).

Same
(14.1) A dissenting shareholder whose rights are reinstated under subsection (14) is entitled, upon presentation and surrender to the corporation or its transfer agent of any share certificate that has been endorsed in accordance with subsection (13),
(a)	to be issued, without payment of any fee, a new certificate representing the same number, class and series of shares as the certificate so surrendered; or
(b)	if a resolution is passed by the directors under subsection 54 (2) with respect to that class and series of shares,
(i)	to be issued the same number, class and series of uncertificated shares as represented by the certificate so surrendered, and
(ii)	to be sent the notice referred to in subsection 54 (3).
Same
(14.2) A dissenting shareholder whose rights are reinstated under subsection (14) and who held uncertificated shares at the time of sending a notice to the corporation under subsection (10) is entitled,
(a)	to be issued the same number, class and series of uncertificated shares as those held by the dissenting shareholder at the time of sending the notice under subsection (10); and
(b)	to be sent the notice referred to in subsection 54 (3).
Offer to pay
(15) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,
(a)
a written offer to pay for the dissenting shareholder’s shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

(b)	if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.
Idem
(16) Every offer made under subsection (15) for shares of the same class or series shall be on the same terms.
Idem
(17) Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.
Application to court to fix fair value
(18) Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder.
Idem
(19) If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow.
Idem
(20) A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19).

Costs
(21) If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders.
Notice to shareholders
(22) Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,
(a)	has sent to the corporation the notice referred to in subsection (10); and
(b)	has not accepted an offer made by the corporation under subsection (15), if such an offer was made, of the date, place and consequences of the application and of the dissenting shareholder’s right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions.
Parties joined
(23) All dissenting shareholders who satisfy the conditions set out in clauses (22) (a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application.
Idem
(24) Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders.
Appraisers
(25) The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.
Final order
(26) The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22)(a) and (b).
Interest
(27) The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.
Where corporation unable to pay
(28) Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.
Idem
(29) Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,
(a)	withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder’s full rights are reinstated; or

(b)
retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

Idem
(30) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,
(a)	the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or
(b)	the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.
Court order
(31) Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission.
Commission may appear
(32) The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation.

APPENDIX “L”
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS OF TILRAY
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
On December 15, 2020, Tilray, Inc. (“Tilray”) and Aphria Inc. (“Aphria”), entered into an Arrangement Agreement, under which the businesses of the two companies will be combined pursuant to a Plan of Arrangement (the “merger transaction”).
The following unaudited pro forma condensed combined financial statements (the “pro forma financial statements”) are based on the historical consolidated financial statements of Tilray and Aphria, as adjusted to give effect to the merger transaction. The unaudited pro forma condensed combined balance sheet as at December 31, 2020 (the “pro forma balance sheet”) gives effect to the merger transaction as if it had occurred on December 31, 2020. The unaudited pro forma condensed combined statement of net loss for the year ended December 31, 2020 (the “pro forma statement of net loss”) gives effect to the merger transaction as if it had occurred on January 1, 2020.
The transaction accounting adjustments consist of those necessary to account for the merger transaction as a reverse acquisition in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).
The pro forma financial statements do not necessarily reflect what the combined company’s financial condition or results of operations would have been had the merger transaction occurred on the dates indicated. They also may not be useful in predicting the future financial condition and results of operations of the combined company. The actual financial condition and results of operations of the combined company may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

Unaudited Pro Forma Condensed Combined Balance Sheet
December 31, 2020
(in ‘000 of United States dollars)
	Aphria adjusted historical November 30, 2020 (note 6)	Tilray historical December 31, 2020	Transaction accounting adjustments	Notes (note 4)	Pro forma combined December 31, 2020
Assets
Current assets
Cash and cash equivalents	$144,713	$189,702	$37,426	H	$371,841
Accounts receivable, net	74,034	29,033	—		103,067
Inventory	174,817	93,645	27,355	C	295,817
Prepayments and other current assets	56,375	34,640	—		91,015
Total current assets	449,939	347,020	64,781		861,740
Property and equipment, net	499,164	199,559	1,490	D,E	700,213
Operating lease, right-of-use assets	5,393	17,985	274	E	23,652
Intangible assets, net	528,397	186,445	876,555	F	1,591,397
Goodwill	578,161	166,915	2,422,696	G	3,167,772
Equity method investments	—	9,300	—		9,300
Other investments	16,792	14,369	—		31,161
Other assets	2,309	4,356	—		6,665
Total assets	$2,080,155	$945,949	$3,365,796		$6,391,900
Liabilities
Current liabilities
Bank indebtedness	3,934	—	—		3,934
Accounts payable	62,667	17,776	—		80,443
Accrued expenses and other	117,501	39,946	33,841	K	198,111
current liabilities			6,823	L
Income taxes payable	12,760	—	—		12,760
Accrued lease obligations	1,360	2,913	—		4,273
Warrant liability	—	120,647	175,385	H	296,032
Current portion of long-term debt	11,708	—	—		11,708
Total current liabilities	209,930	181,282	216,049		607,261
Accrued lease obligations	34,560	30,623	—		65,183
Deferred tax liability	23,347	49,274	202,603	M	287,071
			11,847	M
Convertible notes, net of issuance costs	275,581	257,789	(23,000)	I	510,370
Long-term debt	94,321	48,470	2,028	J	144,819
Other liabilities	—	4,612	—		4,612
Total liabilities	$637,739	$572,050	$409,527		$1,619,316
Stockholders’ equity
Common stock(1)	1,601,853	16	26	B	42
			(1,601,853)	B
Additional paid-in capital	34,181	1,095,781	3,381,263	A, B	5,018,671
			(1,095,781)	B
			1,390	I
			1,601,837	B
Warrants	277	—	—		277
Accumulated other comprehensive income	(309)	8,205	(8,205)	B	(309)
Accumulated deficit	(243,969)	(730,103)	730,103	B	(296,480)
			(33,841)	K
			(6,823)	L
			(11,847)	M
Total stockholders’ equity	1,392,033	373,899	2,956,269		4,722,201
Non-controlling interests	50,383	—	—		50,383
Total liabilities and stockholders’ equity	$2,080,155	$945,949	$3,365,796		$6,391,900
(1)	Consists of Aphria common shares and Tilray Class 2 common stock

Unaudited Pro Forma Condensed Combined Statement of Net Loss
For the Year Ended December 31, 2020
(in ‘000 of United States dollars, except per share and share amounts)
	Aphria constructed 12 month period ending November 30, 2020 (note 6)	Tilray 12 month period ending December 31, 2020	Transaction accounting adjustments	Notes (note 4)	Pro forma combined
Revenue	$471,963	$210,482	$—		$682,445
Cost of sales	351,229	185,827	27,355	C	565,841
			(56)	D
			1,486	L
Gross profit	120,734	24,655	(28,785)		116,604
General and administrative expenses	112,069	85,883	33,841	K	231,117
			6,823	L
			(7,499)	L
Sales and marketing expenses	45,719	54,666	(6,729)	L	93,656
Research and development expenses	1,275	4,411	207	L	5,893
Depreciation and amortization expenses	15,123	13,722	(798)	D	55,945
			27,898	F
Impairment of assets	47,643	61,114	—		108,757
Loss from equity method investments	—	5,983	—		5,983
Operating loss	(101,095)	(201,124)	(82,528)		(384,747)
Foreign exchange loss (gain), net	5,800	(13,169)	—		(7,369)
Change in fair value of warrant liability	—	100,286	—		100,286
Gain on debt conversion	—	(61,118)	—		(61,118)
Interest expenses, net	21,550	39,219	(5,258)	I	55,185
			(327)	J
Other expense (income), net	83,044	10,333	—		93,377
Loss before income taxes	(211,489)	(276,675)	(76,943)		(565,107)
Deferred income tax recoveries	(40,544)	(5,376)	(16,211)	M	(58,889)
			3,242	M
Current income tax (recoveries) expenses	18,592	(226)	—		18,366
Net loss	$(189,537)	$(271,073)	$(63,974)		$(524,584)
Net loss per share - basic and diluted		$(2.05)			$(1.32)
Weighted average shares used in computation of net loss per share - basic and diluted		126,041,710	271,794,347	note 5	397,836,057

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
(in ‘000 of United States dollars, except for shares, warrants, per share amounts and per warrant amounts, unless otherwise noted)
1.	Basis of Presentation
The pro forma financial statements are based on the historical consolidated financial statements of Tilray and Aphria, adjusted to give effect to the merger transaction, and should be read in conjunction with the historical financial statements from which they are derived. Pro forma adjustments are limited to the transaction accounting adjustments that reflect the accounting for the merger transaction in accordance with US GAAP.
The pro forma financial statements were prepared using the purchase method of accounting. The merger transaction is accounted for as a reverse acquisition in which Tilray is the legal acquirer and Aphria is the acquirer for accounting purposes. Accordingly, the pro forma financial statements represent a continuation of the financial statements of Aphria; the assets and liabilities of Aphria are presented at their historical carrying values and the assets and liabilities of Tilray are recognized on the effective date of the merger transaction and measured at fair value.
The pro forma financial statements are presented in United States dollars (“USD”) and prepared in accordance with US GAAP. Since Aphria’s historical consolidated financial statements are presented in Canadian dollars (“CAD” or “C$”) and prepared in accordance with International Financial Reporting Standards (“IFRS”), the historical financial information of Aphria used in the pro forma financial statements has been reconciled to US GAAP and translated into USD (note 6).
The pro forma balance sheet gives effect to the merger transaction as if it had occurred on December 31, 2020. The pro forma statement of net loss gives effect to the merger transaction as if it had occurred on January 1, 2020.
The pro forma balance sheet combines the audited consolidated balance sheet of Tilray as at December 31, 2020 with the unaudited condensed consolidated statement of financial position (balance sheet) of Aphria as at November 30, 2020. As the ending date of the fiscal period for Aphria differs from that of Tilray by more than 93 days, the unaudited pro forma statement of operations (statement of net loss) for the year ended December 31, 2020 was derived by combining financial information from the audited consolidated statement of net loss and comprehensive loss of Tilray for the year ended December 31, 2020 with financial information of Aphria for the twelve months ended November 30, 2020, which was constructed by subtracting: (i) the financial information from the unaudited consolidated statement of operations for the six months ended November 30, 2019; from (ii) the financial information from the audited consolidated statement of operations for the year ended May 31, 2020; and adding (iii) the financial information from the unaudited consolidated statement of operations for the six months ended November 30, 2020 (note 6). The financial statements of Aphria used to prepare the pro forma balance sheet and the pro forma statements of operations (statement of net loss) were prepared for the purpose of such pro forma financial statements and do not conform with the financial statements for Aphria included, or incorporated by reference, elsewhere in the Circular. Tilray’s audited consolidated balance sheet as of December 31, 2020 and audited consolidated statement of net loss and comprehensive loss for the year ended December 31, 2020 are included Part II, Item 8 - Financial Statements and Supplementary Data, of Tilray’s Consolidated Financial Statements filed on Form 10-K with the SEC on February 19, 2021.
The assumptions and estimates underlying the adjustments to the pro forma financial statements are described in the accompanying notes.
The pro forma adjustments are preliminary, subject to further revision as additional information becomes available and additional analyses are performed. The pro forma adjustments have been made solely for the purpose of providing unaudited pro forma combined financial information and actual adjustment, when recorded, may differ materially.
The pro forma financial statements have been prepared for illustrative purposes only and may not be indicative of the operating results or financial condition that would have been achieved if the merger transaction had been completed on the dates or for the periods presented, nor do they purport to project the results of operations or financial position for any future period or as of any future date. In addition to the pro forma adjustments, various other factors will have an effect on the financial condition and results of operations after the completion of the merger transaction. The actual financial position and results of operations may differ materially from the pro forma amounts reflected herein due to a variety of factors.
The unaudited pro forma financial statements do not reflect operational and administrative cost savings that may be achieved as a result of the merger transaction.

2.	Estimated Purchase Price
Tilray is the legal acquirer and, pursuant to the Plan of Arrangement, will (i) exchange each outstanding Aphria common share for 0.8381 of a Tilray Class 2 common share (the “Exchange Ratio”), and (ii) exchange outstanding equity instruments exercisable into Aphria common shares for instruments with similar terms that are exercisable into Tilray Class 2 common shares, adjusted to reflect the Exchange Ratio.
However, since the merger transaction is being accounted for as a reverse acquisition (note 1), the purchase price is calculated as the fair value of the hypothetical consideration Aphria would have to issue to acquire Tilray’s outstanding equity instruments and obtain the same percentage of ownership interest in the combined entity that will result from the merger transaction.
The estimated purchase price of $3,381,289 is based on the number of equity instruments of Tilray outstanding at December 31, 2020, adjusted for the exercise of 6,290,000 warrants (note 3, 4H), and Aphria’s closing share price of $16.60 on February 3, 2021 (the “Measurement Date”). The purchase price will change based on fluctuations in Aphria’s share price and the number of equity instruments of Tilray outstanding on the effective date of the merger transaction. A 10% increase or decrease in Aphria’s share price would increase or decrease both the purchase price and goodwill by approximately $338,924, respectively, and a 25% increase or decrease in Aphria’s share price would increase or decrease both the purchase price and goodwill by approximately $847,299, respectively.
The following table summarizes the calculation of the purchase price hypothetically paid by Aphria (in thousands, except warrants, share and per share data):
Tilray Class 2 common stock outstanding at December 31, 2020 adjusted for warrants exercised(1)	164,746,087
Aphria common stock hypothetically issued based on Exchange Ratio	196,570,919
Price per common stock of Aphria on Measurement Date	$16.60
Total estimated fair value of acquired Tilray Class 2 common stock	$3,263,077
Estimated fair value of Tilray stock-based compensation related to the precombination service period	$118,212
Total estimated purchase price	$3,381,289
(1)	Represents 158,456,087 Tilray Class 2 common stock outstanding at December 31, 2020 and 6,290,000 warrants exercised from Jan 1, 2021 to the Measurement Date (note H)
The estimated fair value of the Tilray stock-based compensation related to the precombinaion service period consisted of $91,089 related to Tilray stock options and $27,123 related to restricted share units (“RSUs”). The fair values of the RSUs included in the purchase price are estimated using the market share price of Aphria on the purchase price Measurement Date. The fair values of the options included in the purchase price are calculated using the Black Scholes model, using the following assumptions:
Volatility	100%
Dividend yield	0%
Risk-free interest rate	0.03% to 0.96%
Expected term	0.06 to 8.13 years
3.	Preliminary Purchase Price Allocation
A preliminary valuation analysis of the fair value of Tilray’s assets and liabilities has been performed at December 31, 2020, with the following exception:
•	The warrant liability has been valued at the Measurement Date, which reflects the exercise of 6,290,000 warrants between January 1, 2021 and the Measurement Date (note 2, 4H); and
•	The cash and cash equivalents balance at December 31, 2020 has been increased by $37,426 (note 4H) to reflect the cash received upon exercise of the warrants.

The purchase price has been allocated to such assets and liabilities, with the excess allocated to goodwill. The following table summarizes the preliminary purchase price allocation:
Cash and cash equivalents	$227,128
Accounts receivable	29,033
Inventory	121,000
Prepayments and other current assets	34,640
Property and equipment	201,049
Operating right-of-use assets	18,259
Intangible assets	1,063,000
Equity method investments	9,300
Other investments	14,369
Other assets	4,356
Accounts payable	(17,776)
Accrued expenses and other current liabilities	(39,946)
Accrued lease obligations	(33,536)
Warrant liability	(296,032)
Deferred tax liability	(251,877)
Convertible notes	(236,179)
Long-term debt	(50,498)
Other liabilities	(4,612)
Goodwill	2,589,611
The preliminary purchase price allocation has been used to prepare the pro forma adjustments (note 4). The purchase price allocation will be finalized following the effective date of the merger transaction when the valuation analysis is complete. The final allocation could differ materially from the preliminary allocation used in the pro forma adjustments.
4.	Pro Forma Adjustments
Adjustments to the pro forma financial statements are limited to those that reflect the accounting for the merger transaction in accordance with US GAAP. The pro forma financial statements give effect to the merger transaction as if it had occurred on December 31, 2020 for purposes of the pro forma balance sheet and January 1, 2020 for purposes of the pro forma statement of net loss.
The pro forma adjustments are as follows:
A – Purchase price
Records the purchase price consideration, which is the fair value of the equity interests hypothetically issued by Aphria to acquire Tilray (note 2).
B – Equity
Eliminates Tilray’s historical equity balances and reallocates Aprhia’s equity balances so the equity structure appearing in the pro forma balance sheet reflects the legal equity structure of Tilray, including the equity interests issued by Tilray to effect the merger transaction.

The following table summarizes how the equity balances in the pro forma balance sheet were determined:
	Common stock	Additional paid-in capital	Warrants	Accumulated other comprehensive income	Accumulated deficit	Total
Aphria as at November 30, 2020	$1,601,853	$34,181	$277	$(309)	$(243,969)	$1,392,033
Total estimated purchase price (note 2, 4A)	26	3,381,263	—	—	—	3,381,289
Tilray as at December 31, 2020	16	1,095,781	—	8,205	(730,103)	373,899
Eliminate Tilray as at December 31, 2020	—	(1,095,781)	—	(8,205)	730,103	(373,883)
Reallocate balance to reflect Tilray structure	(1,601,853)	1,601,837		—	—	(16)
Equity component of Tilray convertible notes (note 4I)	—	1,390	—	—	—	1,390
Accumulated deficit impact of pro forma adjustments (note 4K, 4L, 4M)	—	—	—	—	(52,511)	(52,511)
Pro forma - December 31, 2020	$42	$5,018,671	$277	$(309)	$(296,480)	$4,722,201
The $26 pro forma balance as part of the total estimated purchase price represents the $0.0001 par value of the estimated 265,504,347 of Tilray Class 2 common stock issued on the merger transaction.
C – Inventory
Increases Tilray’s inventory to a fair value of approximately $121,000, an increase of $27,355 from the carrying value. The fair value was determined based on the estimated selling price of the inventory, less the remaining manufacturing and selling costs and a normal profit margin on those manufacturing and selling efforts. After the merger transaction, the $27,355 step-up in inventory value will increase cost of sales over the following twelve months as the inventory is sold, which is reflected in the pro forma statement of net loss and represents a nonrecurring charge. The fair value calculation is preliminary and subject to change.
D – Property and equipment
Increases Tilray’s property and equipment to an estimated fair value of approximately $201,049, an overall increase of $1,490 from the carrying value. The overall increase represents an estimated increase of $2,110 relating to finance lease right-of-use assets (note 4E) offset by an estimated decrease of $620 to property and equipment. The estimated useful lives, excluding land, range from 4 to 27 years. The estimated fair value of property and equipment, excluding finance lease right-of-use assets is determined primarily using an income approach, which requires a forecast of expected future cash flows. After the merger transaction, the estimated impact of the combined change in the value and useful lives of property and equipment will be an estimated decrease in depreciation expense in the pro forma statement of net loss recognized through a $56 decrease in cost of sales and $798 decrease in depreciation and amortization expense. The estimated fair value and estimated useful life calculations are preliminary and subject to change.
The following table summarizes the changes in the estimated depreciation expense for property and equipment including finance lease right-of-use assets in the pro forma statement of net loss based on a straight-line method of depreciation:
Estimated annual depreciation expense:
Included in cost of sales	$4,876
Included in depreciation and amortization expenses	1,922
Historical depreciation expense:
Included in cost of sales	4,932
Included in depreciation and amortization expenses	2,720
Pro forma decrease to depreciation expense:
Decrease included in cost of sales	(56)
Decrease included in depreciation and amortization expenses	(798)

The preliminary estimates of fair value and estimated useful lives will likely differ from the final amounts after completing a detailed valuation analysis, and the difference could have a material effect on the accompanying pro forma financial statements. A 10% change in the estimated fair value of property and equipment, excluding finance lease right-of-use assets, would cause a corresponding increase or decrease in the balance of goodwill. A 10% change would also cause the annual depreciation expense in the pro forma statement of net loss to increase or decrease by approximately $646, assuming a weighted average useful life of depreciable property and equipment of 18.4 years.
E – Leases
Included in Tilray’s property and equipment carrying value (note 4D) is $13,167 related to finance lease right-of-use assets. The carrying value has been adjusted to the corresponding carrying value of finance lease liabilities of $15,277, resulting in a pro forma increase of $2,110. The corresponding impact to depreciation expense is included in property and equipment (note 4D). The carrying value of Tilray’s operating lease right-of-use assets has been adjusted to the corresponding carrying value of operating lease liabilities of $18,259, resulting in a pro forma increase of $274. The finance and operating lease liabilities, and corresponding right-of-use assets may differ from the final amounts after completing the detailed incremental borrowing rate analysis.
F – Intangible assets
Increases Tilray’s intangible assets to an estimated fair value of approximately $1,063,000, an increase of $876,555 from the carrying value. As part of the preliminary valuation analysis, the identified intangible assets include distribution channels, customer relationships, know how, developed technology, licenses, brands and trademarks. The fair value of identifiable intangible assets is determined primarily using an income approach, which requires a forecast of expected future cash flows. For purposes of the preliminary fair value, the mid point of the estimated range has been used. After the merger transaction, the $876,555 increase in the value of intangible assets will increase amortization expense over the respective estimated useful lives, which is reflected in the pro forma income statement through a $27,898 increase in depreciation and amortization expenses.
The following table summarizes the estimated fair values (mid point) of Tilray’s identifiable intangible assets and, where applicable, their estimated useful lives:
	Estimated fair value	Estimated useful life (years)
Definite-lived intangible assets
Distribution channels	$137,000	15
Customer relationships	85,000	15
Know how	47,000	2
Developed technology	6,000	10
	275,000
Indefinite-lived intangible assets
Licenses	660,000	Indefinite
Brands	116,000	Indefinite
Trademarks	12,000	Indefinite
	788,000
	$1,063,000
The following table summarizes the changes in the estimated amortization expense recorded to depreciation and amortization expense in the pro forma statement of net loss based on a straight-line method of amortization:
Estimated annual amortization expense	$38,900
Historical amortization expense	11,002
Pro forma increase to amortization expense	$27,898
The preliminary estimates of fair value and estimated useful lives will likely differ from the final amounts after completing a detailed valuation analysis, and the difference could have a material effect on the accompanying pro forma financial statements. A 10% change in the estimated fair value of intangible assets would cause a corresponding increase or decrease in the balance of goodwill. A 10% change would also cause the annual amortization expense in the pro forma statement of net loss to increase or decrease by approximately $3,890, assuming an overall weighted average useful life of definite-lived intangible assets of 12.7 years.
G – Goodwill
Adjusts goodwill in the pro forma balance sheet as follows:
Reversal of Tilray's historical goodwill	$(166,915)
Goodwill recognized in purchase accounting	2,589,611
Pro forma increase to goodwill	$2,422,696
H – Warrant liability
Increases Tilray’s warrant liability to an estimated fair value of approximately $296,032, an increase of $175,385 from the carrying value to reflect the estimated fair value at the Measurement Date. The 19,000,000 outstanding warrants at December 31, 2020 are reduced for the additional exercise of 6,290,000 warrants at a price of $5.95 from January 1, 2021 to the Measurement Date. The resulting increase in cash on exercise of $37,426 is an adjustment to the carrying value of cash in the purchase price allocation. The remaining 12,710,000 warrants outstanding on the Measurement Date have an estimated fair value of $23.29 per warrant, using Tilray’s market share price on the Measurement Date as an input.
I – Convertible notes
Adjusts the carrying value of the liability component of the convertible notes from $257,789 in Tilray’s historical balance sheet to an estimated fair value of $234,789, a decrease of $23,000. The fair value is determined using the expected cash flows, discounted by the estimated interest rate of similar nonconvertible debt based on current market rates. The combined instrument’s fair value of $236,179 is adjusted to present the equity component of $1,390 in equity (note 4B), with the remaining $234,789 recorded as a liability. The equity component is not remeasured as long as it continues to meet the conditions for equity classification. The adjusted debt discount is to be amortized as additional non-cash interest expense over the remaining term of the convertible notes using the interest method with an effective rate of 11.7 % per annum.
The following table summarizes the changes in the estimated interest expense related to convertible notes:
	Historical annual interest expense	Estimated annual interest expense	Pro Forma (decrease) increase to interest expense
Contractual coupon interest	$22,929	$13,893	$(9,036)
Amortization of discount	7,863	14,095	6,232
Amortization of transaction costs	2,454	—	(2,454)
Total interest expense related to convertible notes	$33,246	$27,988	$(5,258)
J – Long-term debt
Adjusts the carrying value of Tilray’s Senior Facility from $48,478 in Tilray’s historical balance sheet to $50,498, an increase of $2,028. The adjustment reflects removal of the unamortized transaction costs which are not recognized in a business combination.
The following table summarizes the changes in the estimated interest expense related to the Senior Facility:
	Historical annual interest expense	Estimated annual interest expense	Pro forma increase (decrease) in interest expense
Contractual interest at Canadian prime plus 8.05%	$4,257	$5,302	$1,045
Amortization of transaction costs	1,372	—	(1,372)
Total interest expense related to Senior Facility	$5,629	$5,302	$(327)

K – Transaction costs
Recognizes in both the pro forma balance sheet and pro forma statement of net loss $33,841 of nonrecurring transaction costs directly related to the merger transaction that are expected to be incurred by Aphria and Tilray subsequent to November 30, 2020 and December 31, 2020, respectively.
The following table summarizes the nonrecurring transaction costs related to the merger transaction included in general and administrative expenses in the pro forma statement of net loss:
	Aphria	Tilray	Total
Expensed in historical financial statements	$955	$2,232	$3,187
Accrued in pro forma adjustment	23,212	10,629	33,841
Total recognized in pro forma statement of net loss	$24,167	$12,861	$37,028
L – Compensation arrangements
Recognizes in both the pro forma balance sheet and pro forma income statement $6,823 of nonrecurring compensation costs related to severance payments and retention payments. This pro forma adjustment excludes any related severance or other compensation costs which may be triggered upon an announcement of a new executive team or other headcount restructuring that may result from the merger transaction.
The following table summarizes the nonrecurring compensation costs related to the merger transaction included in the pro forma income statement:
	Aphria	Tilray	Total
Expensed in historical financial statements	$—	$—	$—
Accrued in pro forma adjustment	—	6,823	6,823
Total recognized in pro forma statement of net loss	$—	$6,823	$6,823
Also recognizes in the pro forma statement of net loss is compensation costs related to the difference between Tilray’s historical share-based compensation expense and the estimated share-based compensation expense related to replacement stock options and restricted stock units hypothetically issued by Aphria as consideration. The portion of the fair value of the replacement share-based awards related to compensation costs will be recognized ratably over post-merger service periods ranging from 0 to 3 years. The following table summarizes the changes in the estimated Tilray stock-based compensation expense in the pro forma statement of net loss:
	Historical stock-based compensation expense	Estimated annual stock- based compensation expense	Pro forma increase (decrease) in stock-based compensation expense
Cost of sales	$1,568	$3,054	$1,486
General and administration expenses	20,491	12,993	(7,499)
Sales and marketing	6,729	—	(6,729)
Research and development expenses	922	1,129	207
Total stock-based compensation expense	$29,710	$17,176	$(12,535)
The total pro forma adjustment to stock-based compensation expense excludes the impact of accelerated vesting of Aphria’s stock-based awards that is subject to the approval by the Aphria Board, which has not yet occurred.
M – Income taxes
The pro forma income tax adjustments to the pro forma balance sheet results in an overall increase in the deferred income tax liability of $214,450 relating to the following:
•
Increase of $202,603 related to Tilray’s increase in taxable temporary differences due primarily to fair value increases in inventory, property and equipment, and intangibles, offset by a partial reversal of the valuation allowance on net operating losses carrying forward in several legal entities and jurisdictions; and

•	Increase of $11,847 related to restrictions on Aphria’s losses in several legal entities and jurisdictions, and valuation allowances due to the impact of the merger transaction.

The pro forma income tax adjustments to the pro forma statement of net loss are comprised of the following amounts:
(a)	Tax impact of pro forma adjustments:
Tax impact of pro forma adjustments	Increase (decrease)	Deferred tax expense (recovery)
C - Inventory (cost of sales)	$27,355	$(2,227)
D - Property and equipment (depreciation expense)	(854)	226
F - Intangible assets (amortization expense)	27,898	(7,532)
I - Convertible debt (interest expense)	(5,258)	—
J - Long-term debt (interest expense)	(327)	—
K - Transaction costs	33,841	—
L - Compensation	(5,712)	—
	76,944	(9,533)
M - Income taxes - benefit of current year losses	—	(6,678)
	$76,944	$(16,211)
The $16,211 deferred tax recovery is comprised of the following:
•
$9,533 which relates to the tax-effect of pro-forma adjustments, C, D, F. The remaining pro-forma statement of loss adjustments are not tax-effected due to the amounts being non-deductible for tax purposes, or the benefit of the deductible expense cannot be recognized due to a valuation allowance in the legal entity and jurisdiction to which it relates; and

•	$6,678 which relates to the deferred tax asset that can be recognized for a portion of the current period loss.
(b)
Reversal of $3,242 of deferred tax recoveries recorded by Aphria during the twelve months ended November 30, 2020 which would either not be eligible for recovery or require a valuation allowance as a result of the merger transaction.

5.	Pro Forma Loss Per Share
Historical Tilray basic weighted average shares at December 31, 2020	126,041,710
Adjustment for warrants exercised at Measurement Date (note 3, note 4H)	6,290,000
Incremental shares issued in merger transaction (note 4B)	265,504,347
Pro forma combined basic and diluted weighted average shares	397,836,057
On a pro forma basis, the combined company incurred a net loss for the year ended December 31, 2020. As such, all potential shares are excluded from the calculation of pro forma diluted loss per share because they are anti-dilutive.
6.	Adjustments to the Historical Financial Information of Aphria
The historical financial information of Aphria was prepared in accordance with IFRS as issued by the IASB and presented in CAD. Aphria’s fiscal year end is May 31 and historical financial information was used to present pro forma financial statements based on the fiscal year of Tilray being December 31. Reclassification adjustments have been made to Aphria’s historical financial information to comply with Tilray’s presentation which resulted in a net impact of $nil on the net loss for the period presented and on the adjusted unaudited condensed consolidated statement of financial position of Aphria.
The historical financial information was translated from CAD to USD using the following historical exchange rates:
CAD to USD
Period end exchange rate as at November 30, 2020	0.7698
Average exchange rate for the year ended November 30, 2020	0.7439
Average exchange rate for the six months ended November 30, 2020	0.7516
Average exchange rate for year ended May 31, 2020	0.7460
Average exchange rate for the six months ended November 30, 2019	0.7561

The table below presents the conversion from IFRS to US GAAP adjustments as well as the presentation and reclassification adjustment which had a $nil impact on the total assets, liabilities and deficit accounts and translation of Aphria’s adjusted unaudited condensed consolidated statement of financial position as at November 30, 2020:
Adjusted Unaudited Condensed Consolidated Statement of Financial Position (Balance Sheet) of Aphria
(in ‘000)
	IFRS			US GAAP
	As at November 30, 2020 CAD	IFRS to US GAAP differences CAD	Notes (note 6)	As at November 30, 2020 CAD	Presentation reclassification CAD	Adjusted presentation CAD	Adjusted presentation USD
Assets
Current assets:
Cash and cash equivalents	$187,997	$—		$187,997	$—	$187,997	$144,713
Accounts receivable, net	96,177	—		96,177	—	96,177	74,034
Inventory	321,484	(112,442)	i	209,042	18,063	227,105	174,817
Biological assets	28,952	(10,889)	i	18,063	(18,063)	—	—
Prepayments and other current assets	48,162	15,704	vi	63,866	9,371	73,237	56,375
Current portion of convertible notes receivable	9,371	—		9,371	(9,371)	—	—
Total current assets	692,143	(107,627)		584,516	—	584,516	449,939
Property and equipment, net	655,114	(6,650)	iii	648,464	—	648,464	499,164
Operating lease, right-of-use assets	—	7,006	iii	7,006	—	7,006	5,393
Intangible assets, net	686,440	—		686,440	—	686,440	528,397
Goodwill	752,289	(1,200)	vii	751,089	—	751,089	578,161
Other investments	21,815	—		21,815	—	21,815	16,792
Other assets	—	—		—	3,000	3,000	2,309
Promissory notes receivable	3,000	—		3,000	(3,000)	—	—
Total assets	$ 2,810,801	$ (108,471)		$ 2,702,330	$—	$ 2,702,330	$ 2,080,155
Liabilities
Current liabilities
Bank indebtedness	5,111	—		5,111	—	5,111	3,934
Accounts payable	—	—		—	81,411	81,411	62,667
Accrued expenses and other current liabilities	—	—		—	152,646	152,646	117,501
Accounts payable and accrued liabilities	254,318	(20,261)	ii	234,057	(234,057)	—	—
Income taxes payable	16,576	—		16,576	—	16,576	12,760
Accrued lease obligations	1,767	—		1,767	—	1,767	1,360
Current portion of long-term debt	15,210	—		15,210	—	15,210	11,708
Total current liabilities	292,982	(20,261)		272,721	—	272,721	209,930
Accrued lease obligations	44,896	—		44,896	—	44,896	34,560
Deferred tax liability	45,391	(15,061)	vi	30,330	—	30,330	23,347
Long-term debt	122,533	—		122,533	—	122,533	94,321
Convertible notes, net of issuance costs	358,008	—		358,008	—	358,008	275,581
Total liabilities	$863,810	$(35,322)		$828,488	$—	$828,488	$637,739
Shareholders' equity
Share capital	2,078,343	2,624	ii	2,080,967	(2,080,967)	—	—
Common stock	—	—		—	2,080,967	2,080,967	1,601,853
Additional paid-in capital	—	—		—	44,404	44,404	34,181
Warrants	360	—		360	—	360	277
Share-based payment reserve	29,600	14,804	ii	44,404	(44,404)	—	—
Accumulated other comprehensive income	—	—		—	(402)	(402)	(309)
Accumulated other comprehensive loss	(211)	(191)	v	(402)	402	—	—
Accumulated deficit	(215,739)	(92,472)	i	(316,940)	—	(316,940)	(243,969)
		2,833	ii
		262	iii
		(10,815)	iv
		191	v
		(1,200)	vii
Total stockholders' equity	$ 1,892,353	$(83,964)		$ 1,808,389	$—	$ 1,808,389	$ 1,392,033
Non-controlling interests	54,638	10,815	iv	65,453	—	65,453	50,383
	1,946,991	(73,149)		1,873,842	—	1,873,842	1,442,416
Total liabilities and stockholders' equity	$ 2,810,801	$ (108,471)		$ 2,702,330	$—	$ 2,702,330	$ 2,080,155

Adjusted Unaudited Condensed Consolidated Statement of Operations (Statement of Loss) of Aphria
(in ‘000)
	IFRS						US GAAP
	Year ended May 31, 2020 CAD	6 months ended November 30, 2019 CAD	6 months ended November 30, 2020 CAD	12 months ended November 30, 2020 CAD	IFRS to US GAAP differences CAD	Notes (note 6)	12 months ended November 30, 2020 CAD	Presentation reclassification CAD	12 months ended November 30, 2020 CAD	12 months ended November 30, 2020 USD
Revenue	$—	$—	$—	$—	$—		$—	$634,459	$634,459	$471,963
Cannabis revenue	204,736	—	—	204,736	—		204,736	(204,736)	—	—
Distribution revenue	369,214	—	—	369,214	—		369,214	(369,214)	—	—
Insurance recovery	1,000	—	—	1,000	—		1,000	(1,000)	—	—
Excise taxes	(31,611)	—	—	(31,611)	—		(31,611)	31,611	—	—
Net revenue	—	246,712	306,221	59,509	—		59,509	(59,509)	—	—
Cost of sales	—	—	—	—	—		—	472,157	472,157	351,229
Production costs	64,972	—	—	64,972	500	i	65,472	(65,472)	—	—
Cost of cannabis purchased	21,920	—	—	21,920	—		21,920	(21,920)	—	—
Cost of goods purchased	322,688	—	—	322,688	—		322,688	(322,688)	—	—
Cost of goods sold	—	188,670	219,136	30,466	—		30,466	(30,466)	—	—
Fair value adjustment on sale of inventory	57,039	19,677	57,556	94,918	(94,918)	i	—	—	—	—
Fair value adjustment on growth of biological assets	(115,255)	(46,645)	(85,242)	(153,852)	153,852	i	—	—	—	—
Gross profit	191,975	85,010	114,771	221,736	(59,434)		162,302	—	162,302	120,734
General and administrative expenses	99,977	44,381	56,144	111,740	1,667	iii	113,407	37,248	150,655	112,069
Sales and marketing expenses	—	—	—	—	—		—	61,460	61,460	45,719
Selling	21,042	7,642	14,751	28,151	—		28,151	(28,151)	—	—
Marketing and promotion	20,464	12,426	11,380	19,418	—		19,418	(19,418)	—	—
Research and development expenses	2,568	1,282	428	1,714	—		1,714	—	1,714	1,275
Stock-based compensation	22,500	12,519	17,856	27,837	(6,659)	ii	21,178	(21,178)	—	—
Depreciation and amortization expenses	21,747	10,904	11,056	21,899	(1,569)	iii	20,330	—	20,330	15,123
Impairment of assets	63,971	—	—	63,971	75	iii	64,046	—	64,046	47,643
Acquisition-related expenses, net	5,763	1,426	25,624	29,961	—		29,961	(29,961)
Operating loss	(66,057)	(5,570)	(22,468)	(82,955)	(52,948)		(135,903)	—	(135,903)	(101,095)
Foreign exchange loss (gain), net	—	—	—	—	—		—	7,797	7,797	5,800
Interest expense, net	26,347	10,263	13,277	29,361	(391)	iii	28,970	—	28,970	21,550
Other expense (income), net	—	—	—	—	—		—	111,636	111,636	83,044
Non-operating (income) expense, net	(11,687)	(24,871)	107,119	120,303	(870)	v	119,433	(119,433)	—	—
Loss before income taxes	(80,717)	9,038	(142,864)	(232,619)	(51,687)		(284,306)	—	(284,306)	(211,489)
Deferred income tax recoveries	—	—	—	—	(15,788)	vi	(15,788)	(38,715)	(54,503)	(40,544)
Current income tax expenses	—	—	—	—	—		—	24,993	24,993	18,592
Income taxes expense (recoveries)	3,917	526	(17,171)	(13,780)	58	vi	(13,722)	13,722	—	—
Net loss	$(84,634)	$8,512	$ (125,693)	$ (218,839)	$(35,957)		$ (254,796)	$—	$ (254,796)	$ (189,537)

IFRS differs in certain material respects from US GAAP. The following material adjustments have been made to reflect Aphria’s historical consolidated statement of loss on a US GAAP basis for purposes of the unaudited pro forma financial information (expressed in thousands of CAD), these adjustments are before certain reclassification adjustments:
i – Inventory and biological assets
Cannabis plants are accounted for as biological assets and agricultural products under IFRS and US GAAP, respectively. Under IFRS, biological assets are accounted for at fair value less costs to sell and are revalued at each subsequent reporting date up to the point of harvest, upon which time they are transferred into inventories. Any change in fair value is recognized in the period of change within profit or loss. Under US GAAP, agricultural products are accounted for at cost in accordance with guidance on property, plant and equipment or inventories depending on their nature.
The following table reflects the removal of the fair value adjustment that was included in the cost basis of inventories and biological assets under IFRS to reflect cannabis plants at cost in accordance with Accounting Standards Codification 330, Inventory as required under US GAAP and includes a corresponding impact to accumulated deficit:
As at November 30, 2020 CAD
Inventory	$(112,442)
Biological assets	(10,889)
Accumulated deficit, net of tax of $30,859	(92,472)
The following table reflects the removal of the changes in fair value recognized in the period of change within the statement of operations:
	Year ended May 31, 2020 CAD	6 months ended November 30, 2019 CAD	6 months ended November 30, 2020 CAD	12 months ended November 30, 2020 CAD
Production costs	$5,000	$4,500	$—	$500
Fair value adjustment on sale of inventory	(57,039)	(19,677)	(57,556)	(94,918)
Fair value adjustment on growth of biological assets	115,255	46,645	85,242	153,852
ii – Share-based payments
Under US GAAP, Restricted Stock Units (“RSUs”) and Deferred Stock Units (“DSUs”) that can be settled in either cash or equity at the option of Aphria should be classified as equity. Currently, Aphria classifies its RSUs and DSUs as liabilities. Under US GAAP, Aphria measures and recognizes compensation expense for these awards on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards based on their grant date fair value.
The following table reflects the removal of the RSU and DSU liability in accounts payable and accrued liabilities and the reclassification of the awards to equity:
As at November 30, 2020 CAD
Accounts payable and accrued liabilities	$(20,261)
Share capital	2,624
Share-based payment reserve	14,804
Accumulated deficit	2,833
This adjustment also reflects the impact to share-based compensation of C$1,735 for the year ended May 31, 2020; C$879 for the six months ended November 30, 2019; (C$7,515) for the six months ended November 30, 2020, for a total adjustment of (C$6,659) for the twelve months ended November 30, 2020.

iii – Leases
Under US GAAP, at lease commencement, a lessee classifies a lease as a finance lease or an operating lease (unless the short-term lease recognition exemption is elected). Under IFRS, lessees do not classify leases and all leases are treated under a single model (unless the short-term leases or leases of low-value asset recognition exemptions are elected). For operating leases under US GAAP, the subsequent measurement of the lease liability is based on the present value of the remaining lease payments using the discount rate determined at lease commencement (which would result in the same amount of lease liability as in IFRS), while the right-of-use asset is remeasured at the amount of the lease liability, adjusted for the remaining balance of any lease incentives received, cumulative prepaid or accrued rents, unamortized initial direct costs and any impairment. This treatment under US GAAP generally results in straight-line expense being incurred over the lease term and recorded to general and administrative expenses. IFRS generally yields front-loaded expense recognition. Under IFRS, a constant interest rate is applied to the lease liability, interest expense decreases as cash payments are made during the lease term and the lease liability decreases. Therefore, more interest expense is incurred in the early periods and less in the later periods. This trend in the interest expense, combined with straight-line depreciation of the right-of-use asset, results in a front-loaded expense recognition pattern.
The following table reflects the adjustments to the right-of-use asset for operating leases under US GAAP, the corresponding impact to accumulated deficit and reclassifies the right-of-use asset from property and equipment, net to operating lease, right-of-use assets:
As at November 30, 2020 CAD
Operating lease, right-of-use assets	$7,006
Property and equipment, net	(6,650)
Accumulated deficit, net of tax of $94	262
For the operating leases under US GAAP, the following table reflects the removal of amortization and interest expense recognized under IFRS and instead includes the straight-line operating lease expense as calculated under US GAAP in general and administrative expenses. Furthermore, additional impairment was recognized for the year ended May 31, 2020 under US GAAP for leases that were fully impaired under IFRS as a result of the adjustments to the associated right-of-use assets:
	Year ended May 31, 2020 CAD	6 months ended November 30, 2019 CAD	6 months ended November 30, 2020 CAD	12 months ended November 30, 2020 CAD
General and administrative expenses	$1,512	$630	$785	$1,667
Depreciation and amortization expenses	(1,455)	(606)	(720)	(1,569)
Impairment of assets	75	—	—	75
Interest expense, net	(380)	(161)	(172)	(391)
iv – Non-controlling interest on acquisition
Under US GAAP, non-controlling interest is measured at fair value on acquisition date. Under IFRS, Aphria measures non-controlling interest at the proportionate share of the fair value of the acquiree’s net identifiable assets and goodwill recorded on consolidation by Aphria would only reflect the acquirer’s share. This approach does not exist under US GAAP and the adjustment reflects the increase in non-controlling interests and accumulated deficit of C$10,815 as of November 30, 2020.
v – Investments in debt securities
US GAAP requires the use of three categories for the classification and measurement of debt securities based on the entity’s investment intent: held-to-maturity (“HTM”) - measured at amortized cost, trading - measured at fair value through profit or loss (“FVTPL”), available-for-sale (“AFS”) - measured at fair value through other comprehensive income (“FVOCI”). Under US GAAP, Aphria will classify its investments in debt securities as available-for-sale, measured at FVOCI. Since amounts were previously recognized at FVTPL under IFRS, this will result in a presentation reclassification difference.

This adjustment reflects the reversal of gains and losses recorded by Aphria for its investments in debt securities from non-operating income (expense), net into other comprehensive income of (C$7,341) for the year ended May 31, 2020; (C$6,939) for the six months ended November 30, 2019; (C$468) for the six months ended November 30, 2020, for a total adjustment of (C$870) for the twelve months ended November 30, 2020. This also results in a reclassification of amounts recognized in accumulated deficit to accumulated other comprehensive loss of C$191 as of November 30, 2020.
vi – Income taxes
For the purposes of the IFRS to US GAAP adjustments Aphria’s effective income tax rate was 26.5% for the year ended May 31, 2020, for the six months ended November 30, 2020 and for the six months ended November 30, 2019. The effective income tax rate was used in determining adjustments to:
•
Deferred tax liability of (C$15,061) as of November 30, 2020 as a result of the removal of the fair value adjustment of (C$30,859) from biological assets and inventory offset by an increase to the right-of-use asset under US GAAP C$94 and a reclassification of income taxes on intercompany transfers of inventory of C$15,704 that remain within the consolidated group from Deferred tax liability to Prepayments and other current assets. Under US GAAP, income tax expense paid by the transferor on intercompany profits from the transfer or sale of inventory within a consolidated group are deferred on consolidation, resulting in the recognition of a prepaid asset for the taxes paid rather than deferred taxes as required under IFRS.

•
Deferred income tax recoveries of C$15,179 for the year ended May 31, 2020; C$7,070 for the six months ended November 30, 2019; C$7,679 for the six months ended November 30, 2020, for a total adjustment of C$15,788 for the twelve months ended November 30, 2020 as a result of the removal of the fair value adjustments from biological assets and inventory under US GAAP.

•
Income taxes of C$66 for the year ended May 31, 2020; C$36 for the six months ended November 30, 2019; C$28 for the six months ended November 30, 2020, for a total adjustment of C$58 for the twelve months ended November 30, 2020 as a result of decreases to operating lease expense under US GAAP.

vii – Cannway Pharmaceuticals Inc.
In the fiscal year ending May 31, 2016, Aphria acquired 100% of the issued and outstanding shares of Cannway Pharmaceuticals Inc. Under IFRS, Aphria treated this transaction as a business combination and accordingly recorded goodwill of C$1,200. Under US GAAP, the transaction did not meet the definition of a business and is considered an asset acquisition. This adjustment reflects the removal of goodwill and includes a corresponding impact to accumulated deficit as the asset is fully amortized as of November 30, 2020.

APPENDIX “M”
GLOSSARY OF DEFINED TERMS
“2016 Aphria Warrants” means the 200,000 warrants issued by Aphria expiring September 26, 2021.
“2020 Aphria Warrants” means the 7,022,472 warrants to acquire Aphria Shares issued by Aphria expiring January 30, 2022.
“Acquisition Proposal” means, with respect to a Party, other than the transactions contemplated by the Arrangement Agreement and other than any transaction involving only a Party and/or one or more of its wholly-owned Subsidiaries, any written or oral offer, proposal, expression of interest or inquiry to a Party or its shareholders from any person or group of persons (other than from the other Party or any of its Subsidiaries) made after the date hereof relating to:
(a)
any direct or indirect acquisition or sale (or lease, exchange, license, transfer or other arrangement having the same economic effect as a sale), whether in a single transaction or a series of related transactions, of: (i) assets of such Party and/or one or more of its Subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of such Party and its Subsidiaries or that contribute 20% or more of the consolidated revenue or net income of such Party and its Subsidiaries; or (ii) 20% or more of any class of outstanding voting or equity securities (or rights thereto) (and including securities convertible into or exercisable or exchangeable for voting or equity securities) of such Party or any one or more of its Subsidiaries that, individually or in the aggregate, constitute 20% of the consolidated assets of such party and its Subsidiaries or that contribute 20% or more of the consolidated revenue or net income of such Party and its Subsidiaries;

(b)
any direct or indirect take-over bid, issuer bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in a person or group of persons acquiring beneficial ownership of 20% or more of any class of voting or equity securities of such Party (and including securities convertible into or exercisable or exchangeable for voting or equity securities);

(c)
any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, joint venture, partnership, liquidation, dissolution or other similar transaction involving such party or any one or more of its Subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of such party and its Subsidiaries or that contribute 20% or more of the consolidated revenue of such party and its Subsidiaries; or

(d)	any other similar transactions involving such Party.
“Action” means any action, cause of action, claim, demand, litigation, suit, investigation, grievance, citation, summons, subpoena, inquiry, audit, hearing, arbitration or other similar civil, criminal or regulatory proceeding, in law or in equity.
“Adjusted Aphria Forecasts” has the meaning ascribed thereto under “Description of the Arrangement – Opinion of Tilray’s Financial Advisors” of this Circular.
“affiliate” has the meaning ascribed thereto in Rule 144 under the U.S. Securities Act. An “affiliate” of an issuer is a person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer. Typically, persons who are officers, directors or 10% or greater shareholders of an issuer are considered to be its “affiliates”.
“allowable capital loss” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses” of this Circular.
“Amendments to Tilray’s Organizational Documents” has the meaning ascribed thereto beginning on page [•] of the Circular.
“Aphria” means “Aphria Inc.”, a company incorporated under the laws of the Province of Ontario.
“Aphria Articles” means the articles of amalgamation of Aphria Inc. dated July 23, 2018.
“Aphria Assets” means all of the assets, properties (real or personal), permits, rights, licenses or other privileges (whether contractual or otherwise) of Aphria and its Subsidiaries.

“Aphria Benefit Plan” means any benefit or compensation plan, program, policy, practice, agreement, contract, arrangement or other obligation, whether or not funded, which is sponsored or maintained by, or required to be contributed to, or with respect to which any potential liability is borne, by Aphria or any of its Subsidiaries with respect to the Aphria’s employees or former Aphria employees and includes: (i) employment, consulting, retirement, severance, termination or change in control agreements; and (ii) deferred compensation, equity-based, incentive, bonus, supplemental retirement, profit sharing, pension, insurance, medical, welfare, fringe or other material benefits or remuneration of any kind, including the Aphria Omnibus Incentive Plan.
“Aphria Board” means the board of directors of Aphria, as constituted from time to time.
“Aphria Board Recommendation” has the meaning ascribed in Section 2.4(2) of the Arrangement Agreement.
“Aphria By-Laws” means the by-laws of Aphria Inc., including the advance notice by-laws.
“Aphria Change in Recommendation” has the meaning ascribed thereto in Section 7.2(1)(c)(i) of the Arrangement Agreement.
“Aphria Convertible Senior Notes” means Aphria’s 5.25% convertible senior notes due 2024 issued under the Aphria Convertible Senior Note Indenture in the aggregate principal amount of $350,000,000 of which $259,240,000 are outstanding as of the date hereof.
“Aphria Convertible Senior Note Indenture” means that certain Indenture dated as of April 23, 2019, by and between Aphria and GLAS Trust Company LLC, as trustee, relating to the issuance by Aphria of the Aphria Convertible Senior Notes, as the same may be amended, restated, amended and restated, supplemented or modified from time to time.
“Aphria Convertible Senior Notes Supplemental Indenture” means a supplemental indenture by and between Aphria, Tilray and GLAS Trust Company LLC, as trustee, to the Aphria Convertible Senior Notes Indenture complying with Section 13.07 of the Aphria Convertible Senior Notes Indenture.
“Aphria Diamond” means 1974568 Ontario Limited, Aphria’s 51% majority-owned Leamington-based subsidiary.
“Aphria Disclosure Letter” means the disclosure letter delivered to Tilray by Aphria concurrently with the Arrangement Agreement.
“Aphria Dissenting Shareholders” means a registered holder of Aphria Shares who has duly and validly exercised the Dissent Rights in respect of the Aphria Resolution in strict compliance with the Dissent Rights and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights.
“Aphria DSUs” means the deferred share units of Aphria issued pursuant to the Aphria Benefit Plans other than the Continuing Aphria DSUs.
“Aphria Fairness Opinion” means the opinion of Jefferies LLC to the effect that, as of December 15, 2020, the Consideration to be received by the Aphria Shareholders is fair, from a financial point of view, to the Aphria Shareholders, substantially in the form of Appendix “G” to this Circular.
“Aphria Forecasts” has the meaning ascribed thereto under “Description of the Arrangement – Opinion of Tilray’s Financial Advisors” of this Circular.
“Aphria Management Projections” has the meaning ascribed thereto in “Description of the Arrangement – Opinion of Aphria’s Financial Advisor” of this Circular.
“Aphria Material Adverse Effect” means a Material Adverse Effect in respect of Aphria.
“Aphria Meeting” means the special meeting of the Aphria Shareholders, including any adjournment or postponement thereof in accordance with the terms of the Arrangement Agreement and the Interim Order, to be called and held in accordance with the Interim Order for the purpose of considering and, if thought advisable, approving the Aphria Resolution, and for any other purpose as may be set out in the Aphria Circular and agreed to in writing by the Parties.
“Aphria Omnibus Incentive Plan” means the omnibus long-term incentive plan of Aphria approved at the annual and special meeting of Aphria Shareholders held on November 2, 2018.

“Aphria Options” means the outstanding options, if any, to purchase Aphria Shares issued pursuant to the Aphria Benefit Plans other than the Continuing Aphria Options.
“Aphria Permits” means all of the Permits owned by Aphria and the Aphria Subsidiaries necessary for them to own, lease and (if applicable) operate their respective properties or otherwise to carry on their respective businesses as they are now being conducted (other than Permits required under Environmental Laws and Permits required under Health Care Laws).
“Aphria Record Date” means the record date for determining the Aphria Shareholders entitled to receive notice of and vote at the Aphria Meeting is the close of business on [•], 2021.
“Aphria Resolution” means the special resolution of Aphria Shareholders approving the Arrangement which is to be considered at the Aphria Meeting substantially in the form of Appendix “C” to this Circular.
“Aphria RSUs” means the restricted share units issued under the Aphria Benefit Plans other than the Continuing Aphria RSUs.
“Aphria Securityholders” means, collectively, the Aphria Shareholders, the holders of Aphria DSUs, Continuing Aphria DSUs, Aphria Options, Continuing Aphria Options, Aphria RSUs, Continuing Aphria RSUs and Aphria Warrants.
“Aphria Shares” means the common shares in the capital of Aphria, each entitling the holder thereof to one (1) vote per share at shareholder meetings of Aphria.
“Aphria Shareholders” means the registered and/or beneficial holders of the Aphria Shares, as the context requires.
“Aphria Shareholder Approval” means the approval of the Aphria Resolution, with or without variation, by the affirmative vote of at least two-thirds of the votes cast on the Aphria Resolution by Aphria Shareholders, present in person or represented by proxy at the Aphria Meeting.
“Aphria Subsidiaries” means the Subsidiaries of Aphria.
“Aphria Subject Shares” means certain Aphria Shares held by Aphria Supporting Shareholders (together with any additional Aphria Shares acquired after the date of the Aphria Support Agreement pursuant to the Aphria Options, Aphria RSUs, Aphria DSUs and Aphria Warrants).
“Aphria Support Agreements” means the voting support agreements between Tilray and the Aphria Supporting Shareholders.
“Aphria Supporting Shareholders” means the Aphria Shareholders who are party to the Aphria Support Agreements.
“Aphria Termination Amount” means C$65,000,000.
“Aphria Termination Amount Event” has the meaning ascribed thereto under “The Arrangement Agreement and Related Agreements – Termination Amounts” of this Circular.
“Aphria Transactional Advisory Committee” means the committee of independent members of the Aphria Board created to advise on certain arm’s length interested parties about one or more potential merger and acquisition transactions involving Aphria.
“Aphria Warrants” means collectively, the 2016 Aphria Warrants and 7,022,472 warrants issued by Aphria expiring January 30, 2022.
“Aphria Warrant Indenture” means the common share purchase warrant indenture dated January 30, 2020 between Aphria and Computershare Trust Company of Canada.
“Aphria’s Nominating and Governance Committee” means the nominating and governance committee of the Aphria Board.
“ARC” means an advance ruling certificate issued by the Commissioner pursuant to Section 102 of the Competition Act in respect of the transactions contemplated by the Arrangement Agreement.

“Arrangement Agreement” means the arrangement agreement dated December 15, 2020, as amended on February 19, 2021 between Aphria and Tilray, as amended, supplemented or otherwise modified from time to time in accordance with its terms, substantially in the form of Appendix “A” to this Circular.
“Arrangement” means the arrangement under Section 182 of the OBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement or made at the direction of the Court in the Final Order with the consent of Aphria and Tilray, each acting reasonably.
“Articles of Arrangement” means the articles of arrangement of Aphria in respect of the Arrangement, required by the OBCA to be sent to the Director after the Final Order is made, which will be in form and content satisfactory to Aphria and Tilray, each acting reasonably.
“beneficial Aphria Shareholder” means Aphria Shareholders whose Aphria Shares are not registered in their own name.
“BfArM” means the Federal Institute for Drugs and Medical Devices, an independent federal higher authority within the portfolio of the Federal Ministry of Health in Germany.
“BF Credit Facility” loan facility letter agreement dated February 2020 between High Park, as borrower, the BF Guarantors, Bridging Finance Inc., as agent for the BF Lender.
“BF Guarantors” means collectively Tilray, Tilray Canada Ltd., High Park Farms Ltd., 1197879 B.C. Ltd., FHF Holdings Ltd., Fresh Hemp Foods Ltd., Manitoba Harvest USA, LLC, High Park Gardens Inc., Natura Naturals Holdings Inc., Natura Naturals Inc. and Dorada Ventures Ltd.
“BF Lender” means the funds managed or co-managed by Bridging Finance Inc.
“BMO AD Credit Facility” means the credit agreement dated November 2019 between Aphria Diamond, Aphria, as limited guarantor, Bank of Montreal, as administrative agent, and the BMO AD Lenders.
“BMO AD Lenders” means the lenders from time to time party to the BMO AD Credit Facility.
“BMO FT Credit Facility” means the credit agreement dated December 2020 between Four Twenty, SweetWater, as guarantor, the other guarantors party thereto, Bank of Montreal, as administrative agent, issuing bank and swing line lender, and the BMO FT Lenders.
“BMO FT Lenders” means the lenders from time to time party to the BMO FT Credit Facility.
“Broadridge” means Broadridge Financial Solutions, Inc.
“Broken Coast” means Broken Coast Cannabis Ltd., Aphria’s wholly-owned British Columbia-based subsidiary.
“Business Days” means any day of the year, other than a Saturday, Sunday or any day on which major commercial banking institutions in Toronto, Ontario or New York, New York are required by Law to be closed for business.
“Canadian Securities Laws” means the Securities Act, together with all other applicable securities Laws, rules and regulations and published policies thereunder or under the securities laws of any other province or territory of Canada.
“Cannabis Act” means an Act respecting cannabis and to amend the Controlled Drugs and Substances Act, the Criminal Code and other Acts.
“Cannabis 2.0” means cannabis infused products such as edible cannabis, cannabis extracts and cannabis topicals as approved for production and sale under the Cannabis Act and Cannabis Regulations as of October 17, 2019.
“Canadian Prime Rate” means the greater of the following: (i) the rate of interest announced from time to time by Bank of Montreal as its reference rate then in effect for determining rates of interest on Canadian dollar loans to its customers in Canada and designated as its prime rate; and (ii) the thirty (30) day CDOR Rate plus one percent (1.0%) per annum.
“Capital IQ” means the research and analysis tool produced by Standard & Poor’s.
“CBD” means cannabidiol.

“CDOR Rate” means on any day the annual rate of interest which is the rate determined as being the arithmetic mean of the quotations of all institutions listed in respect of the rate for Canadian dollar denominated bankers' acceptances for the relevant period displayed and identified as such on the "Reuters Screen CDOR Page" (as defined in the International Swap Dealer Association, Inc. definitions, as modified and amended from time to time) as of 10:00 A.M. Toronto, Ontario local time on such day and, if such day is not a business day, then on the immediately preceding business day (as adjusted by Bank of Montreal after 10:00 A.M. Toronto, Ontario local time to reflect any error in a posted rate of interest or in the posted average annual rate of interest with notice of such adjustment in reasonable detail evidencing the basis for such determination being concurrently provided to Aphria Diamond); provided that if such rates are not available on the Reuters Screen CDOR Page on any particular day, then the CDOR Rate on that day shall be the average of the rates applicable to Canadian dollar bankers' acceptances for the relevant period quoted for customers in Canada by Bank of Montreal as of 10:00 A.M. Toronto, Ontario local time on such day; or if such day is not a business day, then on the immediately preceding business day; and provided further that the CDOR Rate shall not be less than zero.
“Certificate of Arrangement” means the certificate of arrangement giving effect to the Arrangement, issued by the Director pursuant to the OBCA after the Articles of Arrangement have been filed.
“Change in Recommendation” means, in respect of Tilray, a Tilray Change in Recommendation and in respect of Aphria, means an Aphria Change in Recommendation.
“Circular” means this Management Information Circular of Aphria dated     ,2021.
“Code” means the United States Internal Revenue Code of 1986, as amended.
“Combined Company” means the resulting company of the Arrangement after the Final Order has been issued.
“Commissioner” means the Commissioner of Competition appointed under subsection 7(1) of the Competition Act and includes any person designated by the Commissioner to act on his behalf.
“Comparable Companies Method” means the method of valuing a company described in the section “Description of the Arrangement – Opinion of Tilray’s Financial Advisors – Comparable Companies Analysis” of this Circular.
“Competition Act” means the Competition Act (Canada), R.S.C., 1985, c. C-34.
“Competition Act Approval” means one of the following shall have occurred with respect to the transactions contemplated by the Arrangement Agreement: (1) an ARC shall have been issued by the Commissioner; or (2) the Commissioner shall have issued a No-Action Letter and the applicable waiting period under section 123 of the Competition Act has expired or been waived.
“Competition Tribunal” means the competition tribunal established by subsection 3(1) of the Competition Tribunal Act (Canada).
“Confidentiality Agreement” means the non-disclosure agreement dated February 16, 2020 between Aphria and Tilray.
“Consideration” means the consideration payable pursuant to the Plan of Arrangement to a person who is an Aphria Shareholder.
“Consideration Shares” means the shares of Tilray Class 2 Common Stock to be received by holders of Aphria Shares (other than Aphria Dissenting Shareholders who are ultimately entitled to receive fair value for their Aphria Shares in accordance with the Plan of Arrangement).
“Continuing Aphria DSUs” means the outstanding deferred share units, if any, issued pursuant to the Aphria Benefit Plans to (i) any directors, officers, senior executives, or other employees, or consultants of Aphria whose appointment, office or employment, or services as applicable, has ceased on or prior to the Effective Date, (ii) any entity consultants that hold outstanding deferred share units of Aphria on the Effective Date, or (iii) any other holder of an outstanding Aphria DSU not eligible to receive Replacement DSUs due to applicable provisions of the U.S. Securities Act.
“Continuing Aphria Options” means the outstanding options, if any, to purchase Aphria Shares issued pursuant to the Aphria Benefit Plans to (i) any directors, officers, senior executives, other employees, or consultants of Aphria whose appointment, office or employment, or services as applicable, has ceased on or prior to the Effective Date, (ii) any entity consultants that hold outstanding options on the Effective Date, or (iii) any other holder of an outstanding option to acquire Aphria Shares not eligible to receive Replacement Options due to applicable provisions of the U.S. Securities Act.
“Continuing Aphria RSU” means the outstanding restricted share units, if any, issued pursuant to the Aphria Benefit Plans to (i) any directors, officers, senior executives. or other employees, or consultants of Aphria whose appointment, office or employment, or services as applicable, has ceased on or prior to the Effective Date, (ii) any entity consultants that hold outstanding restricted share units of Aphria on the Effective Date, or (iii) any other holder of an outstanding Aphria RSU not eligible to receive Replacement RSUs due to applicable provisions of the U.S. Securities Act.
“Contract” means any written binding agreement, arrangement, commitment, engagement, contract, franchise, license, lease, obligation, note, bond, mortgage, indenture, undertaking, joint venture or other obligation.
“Court of Chancery in the State of Delaware” means the nation’s preeminent forum for the determination of disputes involving the internal affairs of Delaware corporations and other business entities.
“Court” means the Ontario Superior Court of Justice (Commercial List) or any other court with jurisdiction to consider and issue the Interim Order and the Final Order.
“COVID-19” means the coronavirus disease 2019 (dubbed as COVID-19), caused by the severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2) and/or any evolutions thereof or any other virus or disease developing from or arising as a result of SARS-CoV-2 and/or COVID-19.
“Cowen” means Cowen and Company, LLC.
“CRA” means Canada Revenue Agency.
“Currency” means all references to dollars or to “$” are references to Canadian dollars unless otherwise indicated. All references to U.S. dollars or to “US$” are references to U.S. dollars.
“Current Tilray Bylaws” means the amended and restated bylaws of Tilray.
“Current Tilray Charter” means the second amended and restated certificate of incorporation of Tilray.
“DCF” means discounted cash flow.
“Delaware Law” means the applicable provisions of the General Corporation Law of the State of Delaware.
“Depositary” means Odyssey Trust or such other depositary as may be agreed upon by the Parties, acting reasonably.
“Derivative Product” means each Contract for any futures transaction, swap transaction, collar transaction, floor transaction, cap transaction, option, warrant, forward purchase or sale transaction relating to one or more currencies, commodities, interest rates, bonds, equity securities, loans, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.
“Director” means the Director appointed under section 278 of the OBCA.
“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement.
“Dissent Shares” means the Aphria Shares held by Aphria Dissenting Shareholders in respect of which such Aphria Dissenting Shareholders have given Notice of Dissent.
“DOJ” means the U.S. Department of Justice.
“Draft Transaction Documents” has the meaning ascribed thereto under “Description of the Arrangement - Opinion of Tilray’s Financial Advisors – Opinion of Imperial” of this Circular.
“DRS” means the Direct Registration System.
“DRS Statement” means a Direct Registration System (DRS) advice statement.

“EBITDA” means earnings before interest, taxes, depreciation and amortization.
“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval system of the SEC.
“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.
“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date or such other time as the Parties agree in writing before the Effective Date.
“EU-GMP” means European Union Good Manufacturing Practices, a certification as an active substance manufacturer (Part II -Medical Products) issued by the Malta Medicines Authority for the supply of bulk cannabis product for medicinal use to worldwide EU-GMP certified facilities, where permissible.
“Euronext” means the Euronext N.V. exchange.
“EV” means enterprise value.
“Exchange Ratio” means 0.8381.
“FATCA” means Sections 1471 through 1474 of the Code, the Treasury Regulations promulgated thereunder and other governmental notices with respect thereto.
“FATCA withholding” means a 30% withholding tax imposed by FATCA.
“Final Order” means the order of the Court in a form acceptable to Aphria and Tilray, each acting reasonably, approving the Arrangement under section 182(5) of the OBCA, as such order may be affirmed, amended, modified, supplemented or varied by the Court with the consent of the Parties, each acting reasonably, at any time prior to the Effective Date or, if appealed and a stay of the final order is obtained pending appeal, then, unless such appeal is withdrawn, abandoned or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Aphria and Tilray, each acting reasonably) on appeal.
“Four Twenty” means Four Twenty Corporation, a Delaware corporation and wholly-owned subsidiary of Aphria.
“FTC U.S.” means the Federal Trade Commission.
“Gets” has the meaning ascribed thereto under “Description of the Arrangement – Opinion of Tilray’s Financial Advisors – Opinion of Cowen – “Gives/Gets” Value Creation Analysis” of this Circular.
“Gives” has the meaning ascribed thereto under “Description of the Arrangement – Opinion of Tilray’s Financial Advisors – Opinion of Cowen – “Gives/Gets” Value Creation Analysis” of this Circular
“Governmental Entity” means: (i) any international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public body, authority or department, central bank, court, tribunal, arbitral body, commission, board, bureau, commissioner, ministry, governor in council, agency or instrumentality, domestic or foreign; (ii) any subdivision or authority of any of the above; (iii) any quasi-governmental, administrative or private body, including any tribunal, commission, committee, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (iv) any stock exchange.
“Has” has the meaning ascribed thereto under “Description of the Arrangement – Opinion of Aphria’s Financial Advisor – Financial Analyses – Additional Information – “Has/Gets” Analysis” of this Circular.
“Health Canada” means the department of the government of Canada responsible for Canada’s national public health.
“High Park” means High Park Holdings Ltd.
“Holder” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations” of this Circular.
“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 , as amended, supplemented or restated from time to time and any successor to such statute and the rules and regulations promulgated thereunder.
“HSR Act Approval” means (a) all applicable filings pursuant to the HSR Act shall have been made and all applicable waiting periods shall have expired or been terminated; and (b) neither the Antitrust Division of the United

States Department of Justice nor the United States Federal Trade Commission has obtained an injunction or restraining or other Order, whether under the HSR Act or otherwise, preventing the transactions contemplated by the Arrangement Agreement that remains in effect on the Closing Date.
“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board and as applicable at the relevant time.
“Indebtedness” of any person means:
(a)
indebtedness created, issued or incurred by such person for borrowed money (whether by loan or the issuance and sale of debt securities or the sale of property of such person to another person subject to an understanding or agreement, contingent or otherwise, to repurchase such property) or payment obligations issued or incurred by such person in substitution or exchange for payment obligations for borrowed money;

(b)	obligations of such person to pay the deferred purchase or acquisition price for any property of such person or any services received by such person, including, in any such case, “earnout” payments;
(c)	obligations of such person in respect of letters of credit or similar instruments issued or accepted by banks and other financial institutions for the account of such person;
(d)
obligations of such person to pay rent or other amounts under a lease of (or other agreement conveying the right to use) any property to such person to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of such person under U.S. GAAP (in the case of Tilray or the Tilray Subsidiaries) or IFRS (in the case of Aphria or the Aphria Subsidiaries);

(e)
payment obligations secured by (or for which the holder of such payment obligations has an existing right, contingent or otherwise, to be secured by) any Lien other than a Permitted Lien, on assets or properties of such person, whether or not the obligations secured thereby have been assumed;

(f)	obligations to repay deposits or other amounts advanced by and therefore owing to any party that is not an affiliate of such person;
(g)	obligations of such person under any Derivative Product; and
(h)
indebtedness of others as described in the foregoing clauses (a) through (g) above in any manner guaranteed by such person or for which such person is or may become contingently liable; but Indebtedness does not include accounts payable to trade creditors, or accrued expenses arising in the Ordinary Course, in each case, that are not yet due and payable, or are being disputed in good faith, and the endorsement of negotiable instruments for collection in the ordinary course.

“Intellectual Property” means all intellectual property rights recognized throughout the world, including all Canadian, U.S. and foreign (i) patents, patent applications, patent disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof, (ii) trademarks, service marks, names, business names, corporate names, trade names, domain names, social media accounts, logos, slogans, trade dress, distinguishing guises and other similar designations of source or origin, together with the goodwill symbolized by or associated with any of the foregoing, (iii) copyrights and copyrightable subject matter and works of authorship, (iv) proprietary rights in computer programs (whether in source code, object code, or other form), databases, algorithms, compilations and other collections of data, and in all documentation, including user manuals and training materials, related to any of the foregoing (collectively, “Software”), (v) trade secrets, confidential information, ideas, know-how, inventions, proprietary processes, designs, technology, formulae, formulations, specifications, models and methodologies, and any documentation relating to any of the foregoing, and (vi) all applications and registrations for the foregoing.
“Interim Order” means the interim order of the Court pursuant to Section 182(5) of the OBCA in a form acceptable to Aphria and Tilray, each acting reasonably, providing for, among other things, the calling and holding of the Aphria Meeting, as such order may be amended, modified, supplemented or varied by the Court with the consent of Aphria and Tilray, each acting reasonably, at any time prior to the Final Order or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal.
“Intermediary” means a broker, investment dealer or other intermediary through which an Aphria Shareholder holds its Aphria Shares.

“Internal Revenue Code” means the domestic portion of federal statutory tax law in the United States.
“Internal Revenue Service” means the Internal Revenue Service.
“In-The-Money Amount “in respect of an option means the amount, if any, by which the fair market value at that time of the securities subject to the option exceeds the exercise price of the option.
“Investment Assets” means (i) shares of one or more corporations, (ii) indebtedness or annuities, (iii) interests in one or more corporations, trusts, partnerships, organizations, funds or entities, (iv) commodities, (v) real estate, (vi) Canadian or foreign resource properties, (vii) currency of a country other than Canada, (viii) rights or options to acquire or dispose of any of the foregoing, or (ix) any combination of the foregoing.
“Imperial” means Imperial Capital, LLC.
“IRS” means the United States Internal Revenue Service.
“IRS Form W-8BEN” means the Certificate of Foreign Status of Beneficial Owner for the United States Tax Withholding and Reporting (Individuals)
“IRS Form W-8BEN-E” means the Certificate of Status of Beneficial Owner for United States Tax Withholding and Reporting (Entities)
“IRS Form W-8ECI” means the Certificate of Foreign Person’s Claim that Income is effectively connected with the conduct of a trade or business in the United States.
“IRS Form W-9” means to provide the Taxpayer Identification Number (TIN) to file an information return with the IRS.
“Jefferies” means Jefferies LLC.
“Laurel Hill” means Laurel Hill Advisory Group, the proxy solicitation agent to Aphria.
“Law” means any and all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, notices, judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, rulings, determinations or awards, decrees or other requirements of any Governmental Entity having the force of law and any legal requirements arising under the common law or principles of law or equity and the term “applicable” with respect to such Laws and, in the context that refers to any person, means such Laws as are applicable at the relevant time or times to such person or its business, undertaking, property or securities and emanate from a Governmental Entity having jurisdiction over such person or its business, undertaking, property or securities.
“Letter of Transmittal” means the letter of transmittal to be delivered by the Aphria Shareholders to the Depositary as described therein.
“Lien” means any mortgage, deed of trust, charge, pledge, hypothec, security interest, easement, right of way, zoning restriction, lien (statutory or otherwise), or other third party encumbrance, in each case, whether contingent or absolute.
“MacKenzie Partners means MacKenzie Partners Inc., the proxy solicitation agent to Tilray.
“Management Projections” means both the Aphria Management Projections and Tilray Adjusted Management Projections.
“Manitoba Harvest” means Manitoba Harvest USA, LLC.
“Matching Period” means five Business Days from the date that is the later of the date on which the other party received the Superior Proposal Notice and the date on which such other party received a copy of the definitive agreement and all supporting materials.
“Material Adverse Effect” means in respect of any person, any change, event, occurrence, effect, state of facts, development, condition or circumstance, that, individually or in the aggregate with other such changes, events, occurrences, effects, state of facts, developments, conditions or circumstances is or would reasonably be expected to be material and adverse to the business, operations, financial condition or results of operations of that person and its Subsidiaries, taken as a whole, except to the extent that any such change, event, occurrence, effect, state of facts, development, condition or circumstance results from or arises in connection with:

(a)	changes, developments or conditions generally affecting the industry (taking into account relevant geographies) in which such person and its Subsidiaries operate generally;
(b)
any change in global, national or regional political conditions (including strikes, lockouts, riots or facility takeover for emergency purposes), economic, business, banking, regulatory, currency exchange, interest rate, inflationary conditions or financial, capital or commodity market conditions, in each case whether national or global;

(c)	any act of terrorism or any outbreak of hostilities or declared or undeclared war, or any escalation or worsening of such acts of terrorism, hostilities or war;
(d)	any epidemics, pandemics or disease outbreak or other public health condition (including COVID-19), earthquakes, volcanoes, tsunamis, hurricanes, tornados or other natural disasters or acts of God;
(e)
any adoption, proposal, implementation or other change in Law, or interpretation of Law by any Governmental Entity, including any Laws in respect to Taxes, IFRS or regulatory accounting requirements, in each case after the date hereof;

(f)	any generally applicable change in applicable accounting principles, including IFRS and U.S. GAAP;
(g)
any actions taken (or omitted to be taken) (1) at the written request, or with the prior written consent, of the other party hereto, (2) as required by Law, or (3) in accordance with the terms of the Arrangement Agreement;

(h)
the failure in and of itself of the person to meet any internal or published projections, forecasts or guidance or estimates of revenues, earnings or cash flows of such person or of any securities analysts, it being understood that the causes underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred;

(i)	the announcement of the Transaction or the pendency of the Transaction; and
(j)
any decrease in the market price or any decline in the trading volume of the equity securities of the person (it being understood that the causes underlying such change in trading price or trading volume, other than those identified in paragraphs (a) through (g) above may be taken into account in determining whether a Material Adverse Effect has occurred);

but provided in the case of (d) through (d), such change, event, occurrence, effect, state of facts, development, condition or circumstance does not have a disproportionately greater impact or effect on the person and its Subsidiaries taken as a whole, as compared to companies in comparable industries, of comparable economic size, and operating in substantially the same jurisdictions. Notwithstanding the foregoing, references in certain sections of the Arrangement Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretative for purposes of determining whether a Material Adverse Effect has occurred.
“MD&A” means Management’s Discussion and Analysis.
“Medicare” means the national health insurance program in the United States.
“MI 61-101” means Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions of the Canadian Securities Administrators.
“Ministry” means the German Federal Ministry for Economic Affairs and Energy.
“Nasdaq” means the Nasdaq Global Select Market.
“NI 51-102” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators.
“NOBO” means Non-Objecting Beneficial Owners (a type of beneficial Aphria Shareholder).
“Non-Resident Dissenter” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada” of this Circular.
“Non-Resident Holder” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada” of this Circular.

“Non-U.S. Holder” means a beneficial owner (for U.S. federal income tax purposes) of Aphria Shares (or, after the Arrangement, Tilray Shares) other than a U.S. Holder.
“Notice of Appearance” means a notice of appearance as set out in the Notice of Application for the Final Order.
“Notice of Application of Final Order” means the notice of application of the Final Order, in the form attached as Appendix “E” to this Circular.
“Notice of Dissent” means a notice of dissent duly and validly given by a registered holder of Aphria Shares exercising Dissent Rights as contemplated in the Interim Order and as described in Article 4 of the Plan of Arrangement.
“Notice of Aphria Meeting” means the Notice of Special Meeting of Aphria Shareholders which is attached to this Circular.
“Notice of Tilray Meeting” means the Notice of Special Meeting of Tilray Stockholders which is attached to this Circular.
“Notifiable Transaction” has the meaning defined under the Competition Act (R.S.C., 1985, c. C-34).
“NYSE” means the New York Stock Exchange.
“OBCA” means the Business Corporations Act (Ontario), RSO 1990, c. B.16.
“OBO” means Objecting Beneficial Owners (a type of beneficial Aphria Shareholder).
“Order” means all judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, rulings, determinations, awards, or decrees of any Governmental Entity (in each case, whether temporary, preliminary or permanent).
“Ordinary Course” means, with respect to an action taken by any Person, that such action is substantially consistent in nature and scope with the past practices of such Person and is taken in the normal day-to-day operations of the business of such Person and, in any case, is not unreasonable or unusual in the circumstances when considered in the context of the provisions of the Arrangement Agreement, and for greater certainty, including all COVID-19 Measures.
“Organizational Documents” means: (i) with respect to any person that is a corporation, its articles, charter or certificate of incorporation or memorandum and articles of association, as the case may be, and by-laws; (ii) with respect to any person that is a partnership, its certificate of partnership and partnership agreement; (iii) with respect to any person that is a limited liability company, its certificate of formation and limited liability company or operating agreement; (iv) with respect to any person that is a trust or other entity, its declaration or agreement of trust or other constituent document; and (v) with respect to any person similar to but not set out in (i) through (iv) of this definition, its comparable organizational documents (including a declaration of trust, partnership agreement, articles of continuance, arrangement or amalgamation).
“Outside Date” means July 31, 2021, or such later date as may be agreed to in writing by the Parties, subject to the right of any party to extend the Outside Date for up to an additional 60 days (in 30-day increments) if: (i) the Required Regulatory Approvals have not been obtained and have not been denied by a non-appealable decision of a Governmental Entity or (ii) the Final Order has not been obtained as a result or consequence of, or in connection with, the COVID-19 pandemic, in each case, by giving written notice to the other party to such effect no later than 5:00 p.m. (Toronto time) on the date that is not less than two Business Days prior to the original Outside Date (and any subsequent Outside Date); provided that notwithstanding the foregoing, a party shall not be permitted to extend the Outside Date if the failure to obtain any of the Required Regulatory Approvals or the Final Order is primarily the result of such party’s wilful breach of the Arrangement Agreement.
“Parties” means, together, Aphria and Tilray and “Party”, means any one of them.
“Permit” means any lease, license, permit, certificate, consent, order, grant, approval, classification, registration or other authorization of or from any Governmental Entity.

“Permitted Liens” means, in respect of any Party or any of its Subsidiaries, any one or more of the following:
(a)
easements, rights of way, servitudes and similar rights in land including rights of way and servitudes for highways and other roads, railways, sewers, drains, gas and oil pipelines, gas and water mains, electric light, power, telephone, telegraph or cable television conduits, poles, wires and cables that do not materially adversely affect the Aphria Assets or the Tilray Assets, as the case may be;

(b)
contractual or statutory mechanic’s, materialmen’s, warehouseman’s, journeyman’s and carrier’s Liens and other similar Liens arising in the Ordinary Course for amounts not yet delinquent and Liens for Taxes or assessments that are not yet delinquent or that are being contested in good faith and in each case for which adequate reserves have been established in accordance with U.S. GAAP (in the case of Tilray or the Tilray Subsidiaries) or IFRS (in the case of Aphria or the Aphria Subsidiaries) by the party responsible for payment thereof;

(c)
such title defects as (A) Aphria (in the case of title defects with respect to properties or assets of Tilray or any of the Tilray Subsidiaries) may have expressly waived in writing or (B) Tilray (in the case of title defects with respect to properties or assets of Aphria or any of the Aphria Subsidiaries) may have expressly waived in writing;

(d)
customary rights of general application reserved to or vested in any Governmental Entity to control or regulate any of Tilray’s or Aphria’s or their respective Subsidiaries’ properties or assets in any manner; provided however that such Liens, encumbrances, exceptions, agreements, restrictions, limitations, Contracts and rights (i) were not incurred in connection with any indebtedness and (ii) do not, individually or in the aggregate, have an adverse effect on the value or materially impair or add material cost to the use of the subject property;

(e)
Liens incurred, created and granted in the Ordinary Course to a public utility, municipality or Governmental Entity in connection with operations conducted with respect to the Aphria Assets, but only to the extent those Liens relate to costs and expenses for which payment is not due or delinquent;

(f)	in respect of Aphria, any Lien listed in Section 1.1(b) of the Aphria Disclosure Letter under the heading “Permitted Liens”; and
(g)	in respect of Tilray, any Lien listed in Section 1.1(b) of the Tilray Disclosure Letter under the heading “Permitted Liens”.
“Perpetuity Growth Method” means a calculation of terminal value based upon an assumed perpetual growth rate applied to free cash flow.
“Person” includes any individual, partnership, limited partnership, association, body corporate, corporation, company, organization, joint venture, trust, estate, trustee, executor, administrator, legal representative, government (including a Governmental Entity), syndicate or other entity.
“PFIC” has the meaning ascribed thereto under “Certain U.S. Federal Income Tax Considerations – Passive Foreign Investment Company Rules” of this Circular.
“Plan Holder” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Eligibility for Investment” of this Circular.
“Plan of Arrangement” means the plan of arrangement, substantially in the form set out in Appendix “B” of this Circular, and any amendments or variations thereto made in accordance with the Arrangement Agreement and the Plan of Arrangement or upon the direction of the Court in the Final Order.
“Projected Synergies” has the meaning ascribed thereto under “Description of the Arrangement – Opinion of Tilray’s Financial Advisors – Opinion of Cowen” of this Circular.
“Proposed Amendments” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations” of this Circular.
“QR Code” means the machine-readable barcode provided in the Aphria form of proxy.

“Receiving Party” means a party that receives an Acquisition Proposal that constitutes a Superior Proposal prior to, in the case of Aphria being the Receiving Party, the approval of the Aphria Resolution by the Aphria Shareholders, and in the case of Tilray being the Receiving Party, the approval of the Tilray Resolutions by the Tilray Stockholders.
“Registered Plans” means a trust governed by a registered retirement savings plan, a registered retirement income fund, a registered education savings plan, a registered disability savings plan, a tax-free savings account, and a deferred profit sharing plan, each as defined in the Tax Act.
“Reorganization” means a tax-free reorganization under Section 368(a) of the United States Internal Revenue Code of 1986.
“Replacement DSUs” means the deferred share units to be issued by Tilray in exchange for each of the outstanding Aphria DSUs at the Effective Time pursuant to the Plan of Arrangement.
“Replacement Options” means the options to purchase Tilray Shares issued in exchange for each of the outstanding Aphria Options at the Effective Time.
“Replacement RSUs” means the restricted stock units to be issued by Tilray in exchange for each of the outstanding Aphria RSUs at the Effective Time pursuant to the Plan of Arrangement.
“Replacement Warrants” means the warrants to purchase Tilray Shares to be issued by Tilray in exchange for each of the outstanding 2016 Aphria Warrants at the Effective Time pursuant to the Plan of Arrangement.
“Representatives” means the officers, directors, employees, accountants, legal counsel, financial advisors, consultants, financing sources and other advisors and representatives of such party and such party’s affiliates.
“Regulatory Approvals” means any consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with (including any notice required to be provided to), any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity, and with respect to such consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Entity, it shall not have been withdrawn, terminated, lapsed, expired or is otherwise no longer effective, in each case in connection with the Transaction and includes the Required Regulatory Approvals. For greater certainty, all notifications, filings and approvals required from or required to be provided to Health Canada in connection with the consummation of the transactions contemplated herein all constitute Regulatory Approvals.
“Required Regulatory Approvals” means the Stock Exchange Approval, the Competition Act Approval, the HSR Act Approval (as those terms are defined in the Arrangement Agreement) and those consents and approvals set out in Schedule “F” of the Arrangement Agreement.
“Resident Dissenter” means a Resident Holder who validly exercises Dissent Rights.
“Resident Holder” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada” of this Circular.
“RDSP” means a registered disability savings plan.
“RESP” means a registered education savings plan.
“RRIF” means a registered retirement income fund.
“RRSP” means a registered retirement savings plan.
“SEC” means the United States Securities and Exchange Commission.
“SEDAR” means the System for Electronic Document Analysis Retrieval.
“Selected Alcohol Companies” has the meaning ascribed thereto under “Description of the Arrangement – Opinions of Financial Advisors” of this Circular.
“Selected Cannabis Companies” has the meaning ascribed thereto under “Description of the Arrangement – Opinion of Cowen” of this Circular.
“Selected Alcohol and Tobacco Companies” means the list of alcohol and tobacco companies listed under “Description of the Arrangement – Opinion of Aphria’s Financial Advisor – Selected Public Company Analysis” of this Circular.

“Selected Canadian Licensed Cannabis Producers” means the list of Canadian licensed cannabis producers listed under “Description of the Arrangement – Additional Information – Selected Public Company Analysis” of this Circular.
“Selected Companies” has the meaning ascribed hereto under “Description of the Arrangement – Opinion of Aphria’s Financial Advisor – Opinion of Cowen” of this Circular .
“Selected U.S. Multi-State Cannabis Operators” means the list of U.S. multi-state cannabis operators listed under “Opinion of Aphria’s Financial Advisor”.
“Stock Exchange Approval” means the conditional approval of Nasdaq to list the Consideration Shares, and any Tilray Shares issuable upon the exercise of any Replacement Options, Continuing Aphria Options, Replacement RSUs, Continuing Aphria RSUs, Replacement DSUs, Continuing Aphria DSUs, Aphria Warrants, Replacement Warrants and Aphria Convertible Senior Notes, in each case subject only to customary listing conditions.
“Subsidiaries” has the meaning ascribed thereto in National Instrument 45-106 – Prospectus Exemptions .
“Summary Pro Forma Information” has the meaning ascribed thereto under “Unaudited Pro Forma Condensed Combined Financial Information and Per Share Data” of this Circular.
“Superior Proposal” means an unsolicited bona fide written Acquisition Proposal from a person who is an arm’s length third party, made after the date of the Arrangement Agreement:
(a)
to acquire not less than all of the outstanding Tilray Shares or Aphria Shares, as applicable (other than Tilray Shares or Aphria Shares, as applicable, beneficially owned by the person or persons making such Acquisition Proposal), or all or substantially all of the assets of the party and its Subsidiaries on a consolidated basis;

(b)
that complies with Securities Laws and did not result from or involve a breach of Article 5 of the Arrangement Agreement or any agreement between the person making such Acquisition Proposal and such party;

(c)
that is not subject to any financing condition and in respect of which it has been demonstrated to the satisfaction of the board of directors of such party, acting in good faith (after receipt of advice from its financial advisors and its outside legal counsel) that adequate arrangements have been made in respect of any financing required to complete such Acquisition Proposal;

(d)	that is not subject to any due diligence and/or access condition;
(e)
that is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person or group of persons making such proposal; and

(f)
in respect of which the board of directors of such party and any relevant committee thereof determines, in good faith after consultation with its legal counsel and financial advisor(s) and after taking into account all the terms and conditions of the Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person or group of persons making such Acquisition Proposal, would, if consummated in accordance with its terms and without assuming away the risk of non-completion, result in a transaction more favourable to the holders of such party’s common shares, from a financial point of view, than the Arrangement (including after considering any proposal to adjust the terms and conditions of the Arrangement as contemplated by Section 5.4(2)) of the Arrangement Agreement.

“Superior Proposal Notice” means a written notice by the Receiving Party to the other party of the determination by the Receiving Party’s board of directors of the Superior Proposal, its intention of entering into a definitive agreement with respect to the Superior Proposal and the board of director’s determination of the value of any non-cash consideration under such Superior Proposal.
“Supplementary Information Request” has the meaning ascribed thereto under “Competition Act Approval” of this Circular.
“SweetWater” means Sweetwater Brewing Company, LLC, a cannabis lifestyle branded craft brewer and wholly owned subsidiary of Aphria.

“Synergies” has the meaning ascribed thereto in “Description of the Arrangement – Opinion of Aphria’s Financial Advisor” of this Circular.
“Tax (and “Taxes”)” means: (i) any and all governmental taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, branch profits, franchise, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, consumption of resources, emissions, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment/unemployment insurance, health insurance and government pension plan premiums or contributions including any installments or prepayments in respect of any of the foregoing; (ii) all interest, penalties, fines, additions to tax imposed by any Governmental Entity on or in respect of amounts of the type described in clause (i) above or this clause (ii); and (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or as a result of being a transferee or successor in interest to any party.
“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended.
“taxable capital gain” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses” of this Circular.
“TEV/EBITDA” means total enterprise value/earnings before interest, taxes, depreciation, and amortization, a metric commonly used in valuing businesses.
“TFSA” means a tax-free savings account.
“Tilray” means Tilray, Inc., a corporation incorporated under the laws of the State of Delaware.
“Tilray Adjournment Proposal” has the meaning ascribed thereto in “Tilray Stockholder Questions and Answers” of this Circular.
“Tilray Adjusted Management Projections” means the management projections for Tilray as provided to and adjusted by Aphria management and as approved by Aphria management for use by Jefferies.
“Tilray Advisory Compensation Proposal” has the meaning ascribed thereto in “Tilray Stockholder Questions and Answers” of this Circular.
“Tilray Arrangement Agreement Proposal” means the copy of the Arrangement Agreement to be sent to Tilray Stockholders along with a joint circular and proxy statement for approval at the Tilray Meeting.
“Tilray Assets” means all of the assets, properties (real or personal), permits, rights, licenses or other privileges (whether contractual or otherwise) of Tilray and its Subsidiaries.
“Tilray Benefit Plan” means any benefit or compensation plan, program, policy, practice, agreement, Contract, arrangement or other obligation, whether or not funded, which is sponsored or maintained by, or required to be contributed to, or with respect to which any potential liability is borne, by Tilray or any of its Subsidiaries with respect to the Tilray Employees or former Tilray Employees and includes: (i) employment, consulting, retirement, severance, termination or change in control agreements; and (ii) deferred compensation, equity-based, incentive, bonus, supplemental retirement, profit sharing, pension, insurance, medical, welfare, fringe or other material benefits or remuneration of any kind.
“Tilray Board” means the board of directors of Tilray as the same is constituted from time to time.
“Tilray Board Recommendation” has the meaning ascribed thereto in Section 2.6(2) of the Arrangement Agreement.
“Tilray Change in Recommendation” has the meaning ascribed thereto in Section 7.2(1)(d) of the Arrangement Agreement.
“Tilray Class 1 Common Stock” means the Class 1 common stock of Tilray, US$0.0001 par value per share.

“Tilray Class 2 Common Stock” means the Class 2 common stock of Tilray, US$0.0001 par value per share.
“Tilray Common Stock” means the, collectively, the Tilray Class 1 Common Stock and the Tilray Class 2 Common Stock.
“Tilray Convertible Senior Note Indenture” means that certain indenture dated as of October 10, 2018, by and between Tilray and GLAS Trust Company LLC, as trustee, relating to the issuance by Tilray of the Tilray Convertible Senior Notes, as the same may be amended, restated, amended and restated, supplemented or modified from time to time.
“Tilray Convertible Senior Notes” means Tilray’s 5.00% convertible senior notes due 2023 issued under the Tilray Convertible Senior Note Indenture in the aggregate principal amount of US$450,000,000.
“Tilray Disclosure Letter” means the disclosure letter delivered to Aphria by Tilray concurrently with the Arrangement Agreement.
“Tilray Employees” means the officers and employees of Tilray and its Subsidiaries.
“Tilray Fairness Opinion” means (i) the opinion of Cowen and Company, LLC dated December 15, 2020 that, subject to the qualifications set forth therein, the Exchange Ratio is fair, from a financial point of view, to Tilray and (ii) the opinion of Imperial Capital, LLC dated December 15, 2020 that, subject to the qualifications set forth therein, the Exchange Ratio is fair, from a financial point of view, to Tilray, substantially in the forms of Appendix “H” and Appendix “I” of this Circular.
“Tilray Forecasts” has the meaning ascribed thereto under “Description of the Plan of Arrangement –Opinion of Tilray’s Financial Advisors” of this Circular.
“Tilray Material Adverse Effect” means a Material Adverse Effect in respect of Tilray.
“Tilray Material Contract” has the definition ascribed thereto in Schedule “D” of the Arrangement Agreement.
“Tilray Meeting” means the special meeting of the Tilray Stockholders, including any adjournment or postponement thereof in accordance with the terms of the Arrangement Agreement, to be called and held to consider the Tilray Proposals and for any other purpose as may be set out in the Tilray Proxy Statement and agreed to in writing by the Parties.
“Tilray Nominees” means the Tilray Chief Executive Officer and the one remaining director to be designated by the Tilray Board who shall be a Canadian citizen or qualifying permanent resident and shall have applied to obtain security clearances as required by applicable Law.
“Tilray Omnibus Plan” means the Amended and Restated 2018 Equity Incentive Plan that was adopted by Tilray on February 5, 2018 and amended and restated on May 21, 2018.
“Tilray Options” means the outstanding options, if any, to purchase Tilray Shares issued pursuant to the Tilray Benefit Plans.
“Tilray Permits” means all of the Permits owned by Tilray and the Tilray Subsidiaries necessary for them to own, lease and (if applicable) operate their respective properties or otherwise to carry on their respective businesses as they are now being conducted (other than Permits required under Environmental Laws and Permits required under Health Care Laws).
“Tilray Plan” means the amended and restated 2018 equity incentive plan of Tilray, dated February 5, 2018, as amended and restated on May 21, 2018.
“Tilray Preferred Stock” means the preferred stock of Tilray, US$0.0001 par value per share.
“Tilray Proposals” means together, the Tilray Charter Amendment Proposal, the Tilray Share Issuance Proposal, the Tilray Advisory Compensation Proposal and the Tilray Adjournment Proposals.
“Tilray Proxy Statement” means the notice of the Tilray Meeting and accompanying proxy statement (including all schedules, appendices and exhibits thereto) to be sent to Tilray Stockholders in connection with the Tilray Meeting, including any amendments or supplements thereto.
“Tilray Real Property Lease” has the meaning ascribed thereto in Section 15(a) of Schedule “D” of the Arrangement Agreement.

“Tilray Record Date” means the date for determining the Tilray Stockholders entitled to receive notice of and vote at the Tilray Meeting, which is the close of business on [•], 2021.
“Tilray Resolutions” means (1) a resolution of the Tilray Stockholders approving the increase of the authorized capital stock of Tilray from 743,333,333 shares to 900,000,000 shares of capital stock, consisting of (i) 890,000,000 shares of Class 2 common stock (as increase from 733,333,333 shares of common stock under the existing Tilray Organizational Documents) and (ii) 10,000,000 shares of preferred stock (which remains unchanged from the existing Tilray Organizational Documents) (the “Tilray Authorized Share Resolution”), (2) a resolution of the Tilray Stockholders approving the issuance of the Consideration Shares, each to be considered at the Tilray Meeting (the “Tilray Share Issuance Resolution”).
“Tilray RSAs” means the restricted stock awards issued to eligible participants under a Tilray Benefit Plan.
“Tilray RSUs” means the restricted stock units issued to eligible participants under a Tilray Benefit Plan.
“Tilray Share Issuance Proposal” has the meaning ascribed thereto under “Tilray Stockholder Questions and Answers” of this Circular.
“Tilray Shares” means the shares of Tilray’s class 2 common stock .
“Tilray Stockholder Approval” means the approval of (i) the Tilray Authorized Share Resolution by a majority of Tilray Shares outstanding and entitled to vote thereon and (ii) the Tilray Share Issuance Resolution by the affirmative vote of a majority of votes cast at the Tilray Meeting on the Tilray Share Issuance Proposal.
“Tilray Stockholders” means the registered and/or beneficial holders of the Tilray Shares, as the context requires.
“Tilray Subject Shares” means certain Tilray Shares, as described more particularly in the Tilray Support Agreements, held by Tilray Supporting Stockholders (together with any additional Tilray Shares acquired after the date of the Tilray Support Agreement).
“Tilray Subsidiaries” means the Subsidiaries of Tilray.
“Tilray Support Agreements” means the voting support agreements between Tilray and the Aphria Supporting Stockholders.
“Tilray Supporting Stockholders” means those who agree among other things, to vote their shares of Tilray Common Stock in favor of the adoption of the Arrangement Agreement and against any alternative proposal.
“Tilray Termination Amount” means C$65,000,000.
“Tilray Transaction Committee” means the independent special committee of the board of directors of Tilray.
“Tilray Warrants” means the Tilray warrants outstanding as of the date of the Arrangement Agreement and issued pursuant to the underwriting agreement dated March 13, 2020 entered into between Tilray and Canaccord Genuity LLC.
“Transaction” means the transaction resulting from the completion of the Arrangement, including the acquisition of all of the Aphria Shares by Tilray, and completion of the other transactions contemplated by the Plan of Arrangement.
“Transaction Expenses” means for either party all costs, fees, charges, expenses and obligations incurred by or on behalf of such party and its affiliates in connection with or relating to the preparation, execution and performance of the Arrangement Agreement and the Plan of Arrangement and the transactions contemplated hereby and thereby, including all fees and out of pocket expenses of all representatives of such party, including lawyers, accountants, and financial advisors (excluding all broker, finder or investment banker fees, or success fees); provided, such amount shall not exceed C$10,000,000
“TSX” means the Toronto Stock Exchange and any successor thereto.
“TSX Company Manual” the Toronto Stock Exchange company manual which provides the original listing requirements and ongoing listing maintenance requirements of the Toronto Stock Exchange.
“TSX Venture Exchange” means the TSX Venture Exchange and any successor thereto.
“U.S. Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.
“U.S. GAAP” means generally accepted accounting principles, as in effect in the United States of America.

“U.S. Holders” has the meaning ascribed thereto under “Certain U.S. Federal Income Tax Considerations” of this Circular.
“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
“U.S. Securities Laws” means the U.S. Securities Act, the 1934 Exchange Act and all other state securities Laws and the rules and regulations promulgated thereunder.
“United States or U.S” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.
“VWAP” means the volume weighted average price.
“WACC” has the meaning ascribed thereto under “Tilray Fairness Opinions” – Opinion of Imperial Capital”.
“Wall Street Projections” has the meaning ascribed thereto under “Description of the Plan of Arrangement – Opinion of Tilray’s Financial Advisors – Opinion of Cowen” to this Circular.
“WFCU” means the Windsor Family Credit Union.
“Wilful Breach” of any representation, warranty or covenant of a Party means that, as applicable, a senior officer of the breaching Party (1) had actual knowledge that a representation or warranty of the Party to which he or she served as a senior officer was materially false when made or (2) as to a covenant herein, directed or allowed the applicable Party to take an action, fail to take an action or permit an action to be taken or occur that he or she knew at such time constituted a material breach of a covenant herein by such Party.
“Written Objection” has the meaning ascribed thereto in “Description of the Plan of Arrangement – Aphria Dissenting Shareholders’ Rights– Section 185 of the OBCA” of this Circular.

QUESTIONS MAY BE DIRECTED TO APHRIA INC.’S
PROXY SOLICITATION AGENT

North America Toll Free
1-877-452-7184

Collect Calls Outside North America
416-304-0211

Email
assistance@laurelhill.com

OR
TO TILRAY, INC.’S PROXY SOLICITATION AGENT

MACKENZIE PARTNERS, INC.
North American Toll-Free Number: 1-800-322-2885
Collect Calls Outside North America: 1-212-929-5500
Email: proxy@mackenziepartners.com

[PRELIMINARY - SUBJECT TO COMPLETION]

TILRAY, INC.
1100 MAUGHAN RD.
NANAIMO, B.C.
V9X 1J2
CANADA

VOTE BY INTERNET
Before The Meeting - Go to **www.proxyvote.com**

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. on [*], Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to **www.virtualshareholdermeeting.com/TLRY2021SM**

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. on [*], Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. If you submit this proxy card by mail, it must be received no later than 11:59 p.m. Eastern Time on [*].

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

D30549-TBD

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

TILRAY, INC.

[PRELIMINARY - SUBJECT TO COMPLETION]

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting:
The Proxy Statement/Prospectus is available at www.proxyvote.com.

D30550-TBD

[PRELIMINARY - SUBJECT TO COMPLETION]

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF TILRAY, INC.
SPECIAL MEETING OF STOCKHOLDERS
[DATE] [TIME] EASTERN TIME

The stockholder(s) hereby appoint(s) Brendan Kennedy and Michael Kruteck, or either of them, as proxies, each with the power to appoint his substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of Class 2 common stock of Tilray, Inc. that the stockholder(s) is/are entitled to vote at the Special Meeting of Stockholders to be held virtually at [TIME], Eastern Time on [DATE], at the following link, www.virtualshareholdermeeting.com/TLRY2021SM, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Tilray Board of Directors' recommendations.

Continued and to be signed on reverse side.